Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254772

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF VG ACQUISITION CORP.

CONSENT SOLICITATION STATEMENT FOR

23ANDME, INC.

PROSPECTUS FOR

422,362,164 SHARES OF CLASS A COMMON STOCK, 313,297,248 SHARES OF CLASS B COMMON STOCK AND 25,065,665 WARRANTS OF VG ACQUISITION CORP. (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED 23ANDME HOLDING CO. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

The board of directors of VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated February 4, 2021, as amended February 13, 2021 and March 25, 2021 (as may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex A, including the domestication of VGAC as a Delaware corporation (the “Domestication”). Copies of the First Amendment to the Merger Agreement, dated as of February 13, 2021 and the Second Amendment to the Merger Agreement, dated as of March 25, 2021 are attached to this proxy statement/consent solicitation statement/prospectus as Annex B and Annex C, respectively. As described in this proxy statement/consent solicitation statement/prospectus, VGAC shareholders are being asked to consider a vote upon, among other items, each of the Domestication and the Business Combination. As used in this proxy statement/consent solicitation statement/prospectus, “New 23andMe” refers to VGAC after giving effect to the consummation of the Domestication and the Business Combination.

In connection with the Domestication, on the Closing Date prior to the Effective Time (as defined below): (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”), and each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of VGAC will be converted into one share of Class A common stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Class A Common Stock”); (ii) each issued and outstanding whole warrant to purchase Class A ordinary shares of VGAC will automatically represent the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement, dated October 1, 2020, between VGAC and Continental Stock Transfer & Trust Company, as warrant agent (the “VGAC Warrant Agreement”); (iii) the governing documents of VGAC will be amended and restated and become the certificate of incorporation and the bylaws of New 23andMe, copies of which are attached to this proxy statement/consent solicitation statement/prospectus as Annex E and Annex F, respectively; and (iv) VGAC’s name will change to “23andMe Holding Co.” In connection with clauses (i) and (ii) of this paragraph, each issued and outstanding unit of VGAC that has not been previously separated into the underlying Class A ordinary shares of VGAC and the underlying warrants of VGAC prior to the Domestication will be canceled and will entitle the holder thereof to one share of New 23andMe Class A Common Stock and one-third of one warrant representing the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the VGAC Warrant Agreement.

At the closing of the Business Combination (the “Closing”), promptly following the consummation of the Domestication, VGAC Merger Sub will merge with and into 23andMe (the “Merger”), with 23andMe as the surviving company in the Merger and, after giving effect to the Merger, 23andMe will be a wholly owned direct subsidiary of New 23andMe (the time at which the Merger becomes effective being referred to as the “Effective Time”).

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class A Common Stock, as determined in the Merger Agreement (the “Share Conversion Ratio”), (ii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class B common stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Class B Common Stock”), as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe preferred stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common

Stock, as determined pursuant to the Share Conversion Ratio, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

Subject to approval by VGAC shareholders of the proposal to approve and adopt the Merger Agreement, the proposal to approve the change of VGAC’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, and the proposals to approve material differences between VGAC’s existing amended and restated memorandum and articles of association and the proposed new certificate of incorporation of New 23andMe and the proposed new bylaws of New 23andMe upon the Domestication, New 23andMe will adopt a dual-class stock structure comparable to the one that is currently in effect at 23andMe, comprised of New 23andMe Class A Common Stock, which will carry one vote per share, and New 23andMe Class B common stock, which will carry ten votes per share. Upon the Closing, all stockholders of 23andMe will hold only shares of New 23andMe Class A Common Stock, except for the current holders of 23andMe class B common stock and preferred stock, who will hold shares of New 23andMe Class B Common Stock. The New 23andMe Class B Common Stock will be entitled to the same dividends as and will rank equally to the New 23andMe Class A Common Stock upon any liquidation. Each share of New 23andMe Class B Common Stock may be converted into one share of New 23andMe Class A Common Stock. See “Description of New 23andMe Securities—Common Stock—New 23andMe Class B Common Stock—Mandatory Conversion.”

This prospectus covers 422,362,164 shares of New 23andMe Class A Common Stock, 313,297,248 shares of New 23andMe Class B Common Stock, and 25,065,665 warrants to acquire shares of New 23andMe Class A Common Stock to be issued in connection with the Domestication and the Business Combination to the existing shareholders and warrantholders of VGAC and the existing shareholders of 23andMe.

VGAC’s units, public shares, and public warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “VGAC.U,” “VGAC,” and “VGAC WS,” respectively. VGAC will apply for listing, to be effective at the Effective Time, of New 23andMe Class A Common Stock and warrants to purchase New 23andMe Class A Common Stock on The Nasdaq Global Select Market (“Nasdaq”) under the proposed symbols “ME” and “ME WS, respectively. It is a condition of the consummation of the Business Combination that VGAC receive confirmation from Nasdaq that New 23andMe Class A Common Stock has been conditionally approved for listing on the Nasdaq, but there can be no assurance that such listing condition will be met or that VGAC will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the requisite parties.

The accompanying proxy statement/consent solicitation statement/prospectus provides shareholders of VGAC and 23andMe with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of VGAC. We encourage you to read the entire accompanying proxy statement/consent solicitation statement/prospectus, including the Annexes thereto and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 26 of the accompanying proxy statement/consent solicitation statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/consent solicitation statement/prospectus is dated May 14, 2021, and is first being mailed to VGAC shareholders and 23andMe stockholders on or about May 17, 2021.

VG ACQUISITION CORP.

65 Bleecker Street

6th Floor

New York, New York 10012

Dear VG Acquisition Corp. Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), to be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 10, 2021, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health concerns regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of VGAC directors, officers, employees and shareholders, VGAC shareholders are encouraged to attend the extraordinary general meeting virtually via the Internet. To attend and participate in the extraordinary general meeting virtually, you must register at www.proxydocs.com/VGAC, which is referred to in the accompanying joint proxy statement/consent solicitation statement/prospectus as the VGAC meeting website. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting.

As further described in the accompanying proxy statement/consent solicitation statement/prospectus, in connection with the Domestication (as defined below), on the date of the closing of the Business Combination (as defined below) (the “Closing Date”) prior to the Effective Time (as defined below), among other things, (i) VGAC will change its name to “23andMe Holding Co.,” (ii) all of the outstanding shares of VGAC will be converted into common stock of a new Delaware corporation and all of the outstanding VGAC warrants will be converted into warrants to purchase common stock of a new Delaware corporation, and (iii) the governing documents of VGAC will be amended and restated. As used in the accompanying proxy statement/consent solicitation statement/prospectus, “New 23andMe” refers to VGAC after giving effect to the Domestication and the transactions contemplated by that certain Merger Agreement (as defined below) (collectively, the “Business Combination”).

At the extraordinary general meeting, VGAC shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt that certain Agreement and Plan of Merger, dated as of February 4, 2021, as amended February 13, 2021 and March 25, 2021 (as may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), including the transactions contemplated thereby. Copies of the Merger Agreement, the First Amendment to the Merger Agreement, dated as of February 13, 2021 and the Second Amendment to the Merger Agreement, dated as of March 25, 2021 are attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annex A, Annex B and Annex C, respectively.

As further described in the accompanying proxy statement/consent solicitation statement/prospectus, subject to the terms and conditions of the Merger Agreement, the following transactions will occur:

(a)

On the Closing Date, prior to the time at which the Merger (as defined below) becomes effective (the “Effective Time”), VGAC will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which VGAC will change its name to “23andMe Holding Co.” (“New 23andMe”) (for further details, see “Proposal No. 2—The Domestication Proposal”).

(b)	At the Effective Time, VGAC Merger Sub will merge with and into 23andMe (the “Merger”), with 23andMe as the surviving company and, after giving effect to such Merger, 23andMe shall be a wholly owned direct subsidiary of New 23andMe. In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class A common stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Class A Common Stock”), as determined in the Merger Agreement (the “Share Conversion Ratio”), (ii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class B common stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Class B common stock”), as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe preferred stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B common stock, as determined pursuant to the Share Conversion Ratio, and (iv) each outstanding option to purchase 23andMe Class A common stock and 23andMe Class B common stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A common stock that are issued in respect of vested options to purchase 23andMe Class A common stock and 23andMe Class B common stock but excludes the value of the options exercisable for shares of New 23andMe Class A common stock that are issued in respect of unvested options to purchase 23andMe Class A common stock and 23andMe Class B common stock.

In connection with the foregoing and concurrently with the execution of the Merger Agreement, VGAC entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to the PIPE Investors, following the Domestication, an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $250,000,000 (the “PIPE Financing”). One of the PIPE Investors is an affiliate of the Sponsor (as defined below) that has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock and one of the PIPE Investors is an affiliate of 23andMe that has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock. The shares of New 23andMe Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. VGAC will grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

You will also be asked to consider and vote upon: (a) a proposal to approve the Domestication, which is referred to herein as the “Domestication Proposal;” (b) a proposal to approve by special resolution the adoption and approval of the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and together with the Proposed Charter, the “Proposed Governing Documents”) of New 23andMe (the “Charter Amendment Proposal”) copies of which are attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annexes D and E, respectively; (c) five separate proposals to approve material differences between VGAC’s existing amended and restated memorandum and articles of association (together, the “Existing Governing Documents”) and Proposed Governing Documents upon the Domestication, respectively (together, the “Governing Documents Proposals”), and each of such Governing Documents Proposals are required in order to consummate the Business Combination; (d) a proposal to approve, for purpose of complying with New York Stock Exchange (“NYSE”) Listing Rule 312.03, the issuance of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock in connection with the Business Combination and the PIPE Financing, which is referred to herein as the “NYSE Proposal;” (e) a proposal to approve and adopt the 23andMe Holding Co. 2021 Incentive Equity Plan, a copy of which is attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annex K, and which is referred to herein as the “Incentive Equity Plan Proposal;” (f) a proposal to approve and adopt the 23andMe Holding Co. Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annex L, and which is referred to herein as the “ESPP Proposal;” (g) a proposal to elect the directors constituting the New 23andMe board of directors, which is referred to herein as the “Director Election Proposal;” and (h) a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, for one or more of the Adjournment Purposes (as defined below), which is referred to herein as the “Adjournment Proposal.”

The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Charter Amendment Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the NYSE Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/consent solicitation statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/consent solicitation statement/prospectus is provided to VGAC shareholders, (B) in order to solicit additional proxies from VGAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (C) if VGAC shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the trust account, together with the aggregate gross proceeds from the PIPE Financing, equal no less than $500,000,000 after deducting any amounts paid to VGAC shareholders that exercise their redemption rights in connection with the Business Combination, would not be satisfied (such aggregate cash, the “Available Cash,” and such condition to the consummation of the Business Combination, the “Minimum Available Cash Condition”) ((a), (b), and (c), collectively the “Adjournment Purposes”).

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing, including the Sponsor Agreement, Subscription Agreements, 23andMe Stockholder Support Agreements and the Amended and Restated Registration Rights Agreement (each as defined in the accompanying proxy statement/consent solicitation statement/prospectus). See “Business Combination Proposal—Related Agreements” in the accompanying proxy statement/consent solicitation statement/prospectus for more information.

Subject to approval by VGAC shareholders of the Business Combination Proposal, the Domestication Proposal, and the Governing Documents Proposals, New 23andMe will adopt a dual-class stock structure comparable to the one currently in effect at 23andMe, comprised of New 23andMe Class A Common Stock, which will carry one vote per share, and New 23andMe Class B Common Stock, which will carry ten votes per share. Upon the closing of the Business Combination (the “Closing”), all stockholders of New 23andMe will hold only shares of New 23andMe Class A Common Stock, except for the current holders of 23andMe Class B common stock and preferred stock, who will hold shares of New 23andMe Class B Common Stock. The New 23andMe Class B Common Stock will be entitled to the same dividends as and will rank equally to the New 23andMe Class A Common Stock upon any liquidation. The New 23andMe Class B Common Stock may be converted into one share of New 23andMe Class A Common Stock. See “Description of New 23andMe Securities—Common Stock—New 23andMe Class B Common Stock—Conversion.”

Pursuant to the Existing Governing Documents, a holder of VGAC’s public shares (a “public shareholder”) may request that VGAC redeem all or a portion of such public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (“Continental”), VGAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem their public shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms to Continental, New 23andMe will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of VGAC’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New 23andMe Class A Common Stock that will be redeemed immediately after the Closing. See “Extraordinary General Meeting of VGAC—Redemption Rights” in the accompanying proxy statement/consent solicitation statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.

VG Acquisition Sponsor LLC (the “Sponsor”) has, pursuant to the Sponsor Agreement, agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares of VGAC held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement. In addition, the Sponsor has agreed that 30% of the Class B ordinary shares held by the Sponsor as of the date of the Sponsor Agreement (the “Earn-Out Shares”) will be subject to a lockup of seven years. The lockup has an early release effective (i) with respect to 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30-trading-day period and (ii) with respect to the other 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30-trading-day period. As of the date of the accompanying proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

Pursuant to the Merger Agreement, certain stockholders of 23andMe each entered into a Support Agreement with VGAC, pursuant to which such stockholders have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) be bound by certain other covenants and agreements related to the Business Combination. The vote of such stockholders of 23andMe will be sufficient to approve the Business Combination on behalf of 23andMe.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/consent solicitation statement/prospectus. There can be no assurance that the closing conditions will be satisfied or that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will VGAC redeem public shares in an amount that would cause New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

VGAC is providing the accompanying proxy statement/consent solicitation statement/prospectus and accompanying proxy card to VGAC shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination, and other related business to be considered by VGAC shareholders at the extraordinary general meeting is included in the accompanying proxy statement/consent solicitation statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of VGAC shareholders are urged to read the accompanying proxy statement/consent solicitation statement/prospectus, including the Annexes thereto and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 26 of the accompanying proxy statement/consent solicitation statement/prospectus.

After careful consideration, the board of directors of VGAC has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and “FOR” all other proposals presented to VGAC shareholders in the accompanying proxy statement/consent solicitation statement/prospectus. When you consider the recommendation of these proposals by the board of directors of VGAC, you should keep in mind that VGAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/consent solicitation statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and the Charter Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/consent solicitation statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/consent solicitation statement/prospectus.

If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST

ACCOUNT AND TENDER YOUR SHARES TO CONTINENTAL, VGAC’S TRANSFER AGENT, AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER, AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO CONTINENTAL OR BY DELIVERING YOUR SHARES

ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of VGAC’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

/s/ Josh Bayliss
Josh Bayliss
Chief Executive Officer and Director

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/consent solicitation statement/prospectus is dated May 14, 2021 and is first being mailed to shareholders on or about May 17, 2021.

23 N. Mathilda Avenue

Sunnyvale, California 94086

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To Stockholders of 23andMe, Inc.:

Pursuant to that certain Agreement and Plan of Merger, dated February 4, 2021, as amended February 13, 2021 and March 25, 2021 (as may be further amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), VGAC Merger Sub will merge with and into 23andMe, with 23andMe surviving the merger as a wholly owned direct subsidiary of VGAC (the “Merger”).

This proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the board of directors of 23andMe (the “23andMe Board”) to request that holders of 23andMe common stock or preferred stock (with respect to the common stock you will hold upon conversion of preferred stock) execute and return written consents to adopt and approve the Merger Agreement and the Merger and the ancillary documents thereto and consent to certain other actions specified therein.

Concurrent with the execution of the Merger Agreement, certain holders of 23andMe Preferred Stock (determined on an as-converted basis) representing the requisite vote required under the certificate of incorporation of 23andMe executed a written consent pursuant to which all of 23andMe’s issued and outstanding preferred stock will be converted immediately prior to the Merger into shares of 23andMe common stock in accordance with 23andMe’s certificate of incorporation. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the 23andMe preferred stock.

This proxy statement/consent solicitation statement/prospectus describes the proposed Merger and the actions to be taken in connection with the Merger and provides additional information about the parties involved. Please give this information your careful attention. Copies of the Merger Agreement and Merger Agreement Amendment are attached as Annex A and Annex B to this proxy statement/consent solicitation statement/prospectus.

The 23andMe Board has considered the Merger and the terms of the Merger Agreement and the ancillary documents and has unanimously determined that the Merger and the Merger Agreement are advisable, fair to and in the best interests of 23andMe and its stockholders and recommends that 23andMe stockholders adopt the Merger Agreement and the ancillary documents by submitting a written consent.

Please complete, date, and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and return it promptly to 23andMe by one of the means described in “23andMe’s Solicitation of Written Consents.”

VG ACQUISITION CORP.

65 Bleecker Street

6th Floor

New York, New York 10012

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON JUNE 10, 2021

TO THE SHAREHOLDERS OF VG ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 10, 2021. Due to public health concerns regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of VGAC directors, officers, employees and shareholders, VGAC shareholders are encouraged to attend the extraordinary general meeting virtually via the Internet. To attend and participate in the extraordinary general meeting virtually, VGAC shareholders must register at www.proxydocs.com/VGAC, which is referred to in the accompanying joint proxy statement/consent solicitation statement/prospectus as the VGAC meeting website. Upon completing their registration, VGAC shareholders will receive further instructions via email, including a unique link that will allow VGAC shareholders access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•

Proposal No. 1—The Business Combination Proposal—RESOLVED, as an ordinary resolution, that VGAC’s entry into that certain Agreement and Plan of Merger, dated as of February 4, 2021, as amended February 13, 2021 and March 25, 2021 (as may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex A, pursuant to which, among other things, following the de-registration of VGAC as an exempted company in the Cayman Islands and the continuation and domestication of VGAC as a corporation in the State of Delaware with the name “23andMe Holding Co.,” (a) VGAC Merger Sub will merge with and into 23andMe (the “Merger”), with 23andMe as the surviving company in the Merger and, after giving effect to such Merger, 23andMe shall be a wholly owned direct subsidiary of VGAC, and (b) in accordance with the terms and subject to the conditions of the Merger Agreement, at the time at which the Merger becomes effective (the “Effective Time”), based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class A common stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Class A Common Stock”), as determined in the Merger Agreement (the “Share Conversion Ratio”), (ii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class B common stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Class B Common Stock”), as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe preferred stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

•

Proposal No. 2—The Domestication Proposal—RESOLVED, as a special resolution, that VGAC be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware (“DGCL”) and, immediately upon being de-registered in the Cayman Islands, VGAC be continued and domesticated as a corporation under the laws of the State of Delaware and, conditioned upon, and with effect from, the registration of VGAC as a corporation in the State of Delaware, the name of VGAC be changed from “VG Acquisition Corp.” to “23andMe Holding Co.” be approved.

•

Proposal No. 3—Charter Amendment Proposal—RESOLVED, as a special resolution, that the existing amended and restated memorandum and articles of association of VGAC (together, the “Existing Governing Documents”) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex E (the “Proposed Certificate of Incorporation”) and the proposed new bylaws, a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex F (the “Proposed Bylaws”) of “23andMe Holding Co.” upon the Domestication, be approved as the certificate of incorporation and bylaws, respectively, of 23andMe Holding Co., effective upon the effectiveness of the Domestication.

•

Governing Documents Proposals—to consider and vote upon the following five separate non-binding, advisory resolutions to approve certain features of the Proposed Certificate of Incorporation and Proposed Bylaws (such proposals, collectively, the “Governing Documents Proposals”):

•

Proposal No. 4—Governing Documents Proposal A—RESOLVED, as a non-binding, advisory resolution, that the change in the authorized share capital of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share, and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 1,140,000,000 shares of New 23andMe Class A Common Stock, (b) 350,000,000 shares of New 23andMe Class B Common Stock, and (c) 10,000,000 shares of preferred stock, par value $0.0001 per share, of New 23andMe (the “New 23andMe Preferred Stock”).

•

Proposal No. 5—Governing Documents Proposal B—RESOLVED, as a non-binding, advisory resolution, that the authorization to the board of directors of New 23andMe (the “New 23andMe Board”) to issue any or all shares of New 23andMe Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New 23andMe Board and as may be permitted by the DGCL be approved.

•

Proposal No. 6—Governing Documents Proposal C—RESOLVED, as a non-binding, advisory resolution, that the amendment and restatement of the Existing Governing Documents be approved and that all other immaterial changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annex E and Annex F, respectively), including (i) changing the post-Business Combination corporate name from “VG Acquisition Corp.” to “23andMe Holding Co.” (which is expected to occur upon the consummation of the Domestication), (ii) making New 23andMe’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved.

•

Proposal No. 7—Governing Documents Proposal D—RESOLVED, as a non-binding, advisory resolution, that the issuance of shares of New 23andMe Class B Common Stock, which will allow holders of New 23andMe Class B Common Stock to cast ten votes per share of New 23andMe Class B Common Stock be approved.

•

Proposal No. 8—Governing Documents Proposal E—RESOLVED, as a non-binding, advisory resolution, that the election of New 23andMe to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders be approved.

•

Proposal No. 9—The NYSE Proposal—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of New York Stock Exchange (“NYSE”) Listing Rule 312.03, the issuance of shares of New 23andMe Class A Common Stock and shares of New 23andMe Class B Common Stock be approved.

•

Proposal No. 10—The Incentive Equity Plan Proposal—RESOLVED, as an ordinary resolution, that the 23andMe Holding Co. 2021 Incentive Equity Plan, a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex K, be adopted and approved.

•

Proposal No. 11—The ESPP Proposal—RESOLVED, as an ordinary resolution, that the 23andMe Holding Co. Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex L, be adopted and approved.

•

Proposal No. 12—The Director Election Proposal—RESOLVED, as an ordinary resolution, that the proposal to elect Roelof Botha, Patrick Chung, Richard Scheller, Neal Mohan, Peter Taylor, Anne Wojcicki, and Evan Lovell, in each case, to serve as directors of New 23andMe until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal, be adopted and approved.

•

Proposal No. 13—The Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/consent solicitation statement/prospectus is provided to VGAC shareholders, (B) in order to solicit additional proxies from VGAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (C) if VGAC shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the trust account, together with the aggregate gross proceeds from the issuance and sale of an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock at a price of $10.00 per share pursuant to the Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), for aggregate gross proceeds of $250,000,000 (the “PIPE Financing”), equal no less than $500,000,000 after deducting any amounts paid to VGAC shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting be approved.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Amendment Proposal, NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Director Election Proposal (collectively, the “Condition Precedent Proposals”) is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

These items of business are described in the accompanying proxy statement/consent solicitation statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on May 5, 2021 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

The accompanying proxy statement/consent solicitation statement/prospectus and accompanying proxy card is being provided to VGAC shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all VGAC shareholders are urged to read the accompanying proxy statement/consent solicitation statement/prospectus, including the Annexes thereto and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 26 of the accompanying proxy statement/consent solicitation statement/prospectus.

After careful consideration, the board of directors of VGAC has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and “FOR” all other proposals presented to VGAC shareholders in the accompanying proxy statement/consent solicitation statement/prospectus. When you consider the recommendation of these proposals by the board of directors of VGAC, you should keep in mind that VGAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” in this proxy statement/consent solicitation statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder of VGAC may request that New 23andMe redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental Stock Transfer & Trust Company (“Continental”), VGAC’s transfer agent, in which you (a) request that New 23andMe redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M., Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, New 23andMe will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of VGAC’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New 23andMe Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of VGAC—Redemption Rights” in this proxy statement/consent solicitation statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.

VG Acquisition Sponsor LLC (the “Sponsor”) has, pursuant to the Sponsor Letter Agreement, dated as of February 4, 2021, entered into by 23andMe, the Sponsor, VGAC, Credit Suisse Securities (USA) LLC as representative of the several Underwriters named therein, the Insiders (as defined therein) and the Holders (as defined therein) (the “Sponsor Agreement”), agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares of VGAC held by the Sponsor, and (iii) be bound by certain transfer restrictions with respect to its shares in VGAC following the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/consent solicitation statement/prospectus. There can be no assurance that the closing conditions will be satisfied or that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will VGAC redeem public shares in an amount that would cause New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

The approval of each of the Domestication Proposal and the Charter Amendment Proposal require a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/consent solicitation statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/consent solicitation statement/prospectus.

If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the accompanying proxy statement/consent solicitation statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/consent solicitation statement/prospectus carefully and in its entirety, including the Annexes hereto and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing vgac.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of VG Acquisition Corp.

Josh Bayliss

Chief Executive Officer and Director

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CONTINENTAL, VGAC’S TRANSFER AGENT, AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER, AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO CONTINENTAL OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Page
ADDITIONAL INFORMATION	iii
TRADEMARKS	iii
SELECTED DEFINITIONS	iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	viii
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF VGAC	x
SUMMARY OF THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS	1
RISK FACTORS	26
EXTRAORDINARY GENERAL MEETING OF VGAC	82
BUSINESS COMBINATION PROPOSAL	89
DOMESTICATION PROPOSAL	115
GOVERNING DOCUMENTS PROPOSALS	119
GOVERNING DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	122
GOVERNING DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW 23ANDME AT THE BOARD OF DIRECTOR’S SOLE DISCRETION, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	124
GOVERNING DOCUMENTS PROPOSAL C—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS	126
GOVERNING DOCUMENTS PROPOSAL D—APPROVAL OF DUAL-CLASS STRUCTURE	130
GOVERNING DOCUMENTS PROPOSAL E—APPROVAL OF THE ELECTION NOT BE GOVERNED BY SECTION 203 OF THE DGCL	132
NYSE PROPOSAL	134
INCENTIVE EQUITY PLAN PROPOSAL	136
ESPP PROPOSAL	147
DIRECTOR ELECTION PROPOSAL	151
ADJOURNMENT PROPOSAL	153
U.S. FEDERAL INCOME TAX CONSIDERATIONS	155
23ANDME’S SOLICITATION OF WRITTEN CONSENTS	171
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	173
INFORMATION ABOUT VGAC	188
VGAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	204
INFORMATION ABOUT 23ANDME	209
23ANDME’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	251
EXECUTIVE COMPENSATION	275
DIRECTOR COMPENSATION	275
MANAGEMENT OF NEW 23ANDME FOLLOWING THE BUSINESS COMBINATION	282
BENEFICIAL OWNERSHIP OF SECURITIES	291
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	296
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	301
DESCRIPTION OF NEW 23ANDME SECURITIES	304
SECURITIES ACT RESTRICTIONS ON RESALE OF NEW 23ANDME CLASS A COMMON STOCK	319
STOCKHOLDER PROPOSALS AND NOMINATIONS	320
SHAREHOLDER COMMUNICATIONS	321
LEGAL MATTERS	322
APPRAISAL RIGHTS	322
EXPERTS	326
HOUSEHOLDING; DELIVERY OF DOCUMENTS TO SHAREHOLDERS	326
ENFORCEABILITY OF CIVIL LIABILITY	327
TRANSFER AGENT AND REGISTRAR	327
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE	327
INDEX TO FINANCIAL STATEMENTS	F-1

ADDITIONAL INFORMATION

You may request copies of the accompanying proxy statement/consent solicitation statement/prospectus and any other publicly available information concerning VGAC, without charge, by written request to VG Acquisition Corp., 65 Bleecker Street, 6th Floor, New York, New York 10012, or by telephone request at (212) 497-9050; or Morrow Sodali LLC, VGAC’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing vgac.info@investor.morrowsodali.com or from the SEC through the SEC website at www.sec.gov.

In order for VGAC shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of VGAC to be held on June 10, 2021, you must request the information by June 3, 2021 (five business days prior to the date of the extraordinary general meeting).

TRADEMARKS

This document contains references to trademarks, trade names, and service marks belonging to other entities. Solely for convenience, trademarks, trade names, and service marks referred to in this proxy statement/consent solicitation statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. VGAC does not intend VGAC’s use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/consent solicitation statement/prospectus or the context otherwise requires, references to:

•	“23andMe” are to 23andMe, Inc., a Delaware corporation, prior to the consummation of the Business Combination;

•	“23andMe Board” are to the Board of Directors of 23andMe;

•	“23andMe Class A Common Stock” are to the shares of Class A common stock, par value $0.00001 per share, of 23andMe;

•	“23andMe Class B Common Stock” are to the shares of Class B common stock, par value $0.00001 per share, of 23andMe;

•	“23andMe Common Stock” are the shares of 23andMe Class A Common Stock and the shares of 23andMe Class B Common Stock;

•	“23andMe Equityholders” are to the holders of 23andMe equity interests;

•

“23andMe Preferred Stock” are the shares of (i) Series A preferred stock, par value $0.00001 per share, of 23andMe, (ii) Series B preferred stock, par value $0.00001 per share, of 23andMe, (iii) Series C preferred stock, par value $0.00001 per share, of 23andMe, (iv) Series D preferred stock, par value $0.00001 per share, of 23andMe, (v) Series E preferred stock, par value $0.00001 per share, of 23andMe, (vi) Series F preferred stock, par value $0.00001 per share, of 23andMe, and (vii) Series F-1 preferred stock, par value $0.00001 per share, of 23andMe;

•	“23andMe Stockholders” are to holders of 23andMe Common Stock and 23andMe Preferred Stock;

•	“Articles of Association” are to the amended and restated articles of association of VGAC;

•

“Available Cash” are an amount equal to the sum of, immediately prior to the Closing, (i) the amount of cash available to be released from the trust account (after giving effect to all payments to VGAC shareholders that exercise their redemption rights in connection with the Business Combination), plus (ii) the net amount of proceeds actually received by VGAC pursuant to the PIPE Financing.

•	“Business Combination” are to the Domestication, the Merger and other transactions contemplated by the Merger Agreement, collectively, including the PIPE Financing;

•	“Cayman Islands Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;

•

“Class A ordinary shares” are to the Class A ordinary shares, par value $0.0001 per share, of VGAC prior to the Domestication, which will automatically convert, on a one-for-one basis, into shares of New 23andMe Class A Common Stock in connection with the Domestication, authorized pursuant to the Existing Governing Documents;

•

“Class B ordinary shares” or “founder shares” are to the 12,713,750 Class B ordinary shares, par value $0.0001 per share, of VGAC outstanding as of the date of this proxy statement/consent solicitation statement/prospectus that were issued to the Sponsor in a private placement prior to the initial public offering (as defined below), and, in connection with the Domestication, will automatically convert, on a one-for-one basis, into shares of New 23andMe Class A Common Stock;

•	“Closing” are to the closing of the Business Combination;

•

“Closing Date” are to that date that is in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described under the section entitled “Business Combination Proposal—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other date as VGAC and 23andMe may agree in writing;

•

“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Charter Amendment Proposal, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, and the Director Election Proposal, collectively;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•

“COVID-19” or the “COVID-19 pandemic” are to the novel coronavirus (SARS-CoV-2 or COVID-19), and any evolutions, mutations, or variations thereof or any other related or associated public health condition, emergency, epidemics, pandemics, or disease outbreaks;

•

“Domestication” are to VGAC’s domestication, prior to the Closing, upon the terms and subject to the conditions of the Merger Agreement, as a Delaware corporation in accordance with the DGCL and the Cayman Islands Companies Act;

•	“Effective Time” are to the time at which the Merger becomes effective;

•	“ESPP” are to the 23andMe Holding Co. Employee Stock Purchase Plan to be considered for adoption and approval by VGAC shareholders pursuant to the ESPP Proposal;

•	“Existing Governing Documents” are to the Memorandum of Association and the Articles of Association;

•

“extraordinary general meeting” are to the extraordinary general meeting of VGAC to be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 10, 2021, or at such other time, on such other date and at such other place to which the meeting may be adjourned;

•

“Governing Documents Proposals” are to Governing Documents Proposal A, Governing Documents Proposal B, Governing Documents Proposal C, Governing Documents Proposal D, and Governing Documents Proposal E;

•	“Incentive Equity Plan” are to the 23andMe Holding Co. 2021 Incentive Equity Plan to be considered for adoption and approval by VGAC shareholders pursuant to the Incentive Equity Plan Proposal;

•	“initial public offering” are to VGAC’s initial public offering that was consummated on October 6, 2020;

•	“Memorandum of Association” are to the amended and restated memorandum of association of VGAC;

•

“Merger” are to the merger of VGAC Merger Sub with and into 23andMe pursuant to the Merger Agreement, with 23andMe as the surviving company in the Merger and, after giving effect to such Merger, 23andMe becoming a wholly owned direct subsidiary of VGAC;

•	“Merger Agreement” are to that certain Agreement and Plan of Merger, dated February 4, 2021, as amended February 13, 2021 and March 25, 2021, by and among VGAC, VGAC Merger Sub, and 23andMe;

•	“Merger Agreement Amendment” are to the First Amendment to the Merger Agreement, dated as of February 13, 2021, between VGAC, VGAC Merger Sub, and 23andMe;

•	“Minimum Available Cash Condition” are to the condition that Available Cash shall be greater than or equal to $500,000,000;

•	“Nasdaq” are to the Nasdaq Global Select Market;

•	“New 23andMe” are to 23andMe Holding Co. (f.k.a. VG Acquisition Corp.) upon and after the Domestication;

•	“New 23andMe Board” are to the board of directors of New 23andMe;

•	“New 23andMe Class A Common Stock” are to the shares of Class A common stock, par value $0.0001 per share, of New 23andMe;

v

•	“New 23andMe Class B Common Stock” are to the shares of Class B common stock, par value $0.0001 per share, of New 23andMe;

•	“New 23andMe Common Stock” are to the shares New 23andMe Class A Common Stock and New 23andMe Class B Common Stock;

•	“New 23andMe Preferred Stock” are to the shares of preferred stock, par value $0.0001 per share, of New 23andMe;

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“New 23andMe Public Warrants” are to warrants included in the public units issued in the initial public offering that will be exercisable for shares of New 23andMe Class A Common Stock after the Closing;

•	“NYSE” are to the New York Stock Exchange;

•	“ordinary shares” are to VGAC Class A ordinary shares and Class B ordinary shares;

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“PIPE Financing” are to the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock for an aggregate purchase price of $250,000,000 to be consummated in connection with the Closing;

•	“PIPE Investors” are to the investors participating in the PIPE Financing, collectively;

•

“private placement warrants” are to the 8,113,999 private placement warrants outstanding as of the date of this proxy statement/consent solicitation statement/prospectus that were issued to and held by the Sponsor in private placements simultaneously with the closing of the initial public offering, which are substantially identical to the public warrants sold as part of the units in the initial public offering, subject to certain limited exceptions;

•	“pro forma” are to giving pro forma effect to the Business Combination, including the Merger and the PIPE Financing;

•	“Proposed Bylaws” are to the proposed bylaws of New 23andMe to be effective upon the Domestication attached to this proxy statement/consent solicitation statement/prospectus as Annex F;

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“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New 23andMe to be effective upon the Domestication attached to this proxy statement/consent solicitation statement/prospectus as Annex D;

•	“Proposed Governing Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” are to holders of public shares, whether acquired in the initial public offering or acquired in the secondary market;

•	“public shares” are to the currently outstanding 50,855,000 Class A ordinary shares of VGAC, whether acquired in VGAC’s initial public offering or acquired in the secondary market;

•	“public warrants” are to the currently outstanding 16,951,666 redeemable warrants to purchase Class A ordinary shares of VGAC that were issued by VGAC in the initial public offering;

•	“redemption” are to each redemption of public shares for cash pursuant to the Existing Governing Documents;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to VG Acquisition Sponsor LLC, a Cayman Islands limited liability company;

•

“Sponsor Agreement” are to the Sponsor Letter Agreement, dated as of February 4, 2021, entered into by 23andMe, the Sponsor, VGAC, Credit Suisse Securities (USA) LLC as representative of the several Underwriters named therein, the Insiders (as defined therein) and the Holders (as defined therein);

•	“Subscription Agreements” are to the subscription agreements, entered into by VGAC and each of the PIPE Investors in connection with the PIPE Financing;

•	“transfer agent” are to Continental, VGAC’s transfer agent;

•

“trust account” are to the account established by VGAC for the benefit of its public shareholders pursuant to the Investment Management Trust Agreement, dated as of October 2, 2020, by and between VGAC and Continental;

•

“units” are to the units of VGAC, each unit representing one Class A ordinary share and one-third of one warrant to acquire one Class A ordinary share, that were offered and sold by VGAC in the initial public offering;

•	“VGAC” are to VG Acquisition Corp., a Cayman Islands exempted company, prior to the consummation of the Business Combination;

•	“VGAC Board” are to VGAC’s board of directors;

•	“VGAC meeting website” are to www.proxydocs.com/VGAC, the Internet address of the extraordinary general meeting;

•	“VGAC Merger Sub” are to Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC prior to the consummation of the Business Combination;

•	“VGAC Parties” are to VGAC and VGAC Merger Sub;

•	“VGAC shareholders” are to holders of VGAC ordinary shares;

•	“VGAC warrantholders” are to holders of VGAC warrants (as defined below);

•	“VGAC Warrant Agreement” are to the warrant agreement, dated October 1, 2020, between VGAC and Continental, as warrant agent;

•	“Virgin Group” are to the Virgin Group, an affiliate of the Sponsor, and its affiliates where applicable; and

•	“warrants” are to the public warrants and the private placement warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/consent solicitation statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding VGAC or VGAC’s management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future, including, without limitation, those relating to the Business Combination. The information included in this proxy statement/consent solicitation statement/prospectus in relation to 23andMe has been provided by 23andMe and its respective management, and forward-looking statements include statements relating to VGAC’s and 23andMe’s respective management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future, including, without limitation, those relating to the Business Combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/consent solicitation statement/prospectus may include, for example and without limitation, statements about:

•	VGAC’s ability to complete the Business Combination with 23andMe and the timing thereof or, if VGAC does not consummate such Business Combination, any other initial business combination;

•

satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval by VGAC shareholders of the Condition Precedent Proposals being obtained; (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act of 1976 (the “HSR Act”) relating to the Merger Agreement; (iii) VGAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing; (iv) the Minimum Available Cash Condition; and (v) the approval by Nasdaq of VGAC’s initial listing application in connection with the Business Combination;

•	New 23andMe’s financial and business performance following the Business Combination, including financial projections and business metrics;

•	developments and projections relating to the market for personal genetics products and services, and competition in the personal genetics market;

•	the receipt of Food and Drug Administration marketing approval for in vitro diagnostic products by 23andMe’s competitors;

•	the anticipated growth rates and market opportunities of 23andMe, including the continual enhancement of 23andMe’s database with the addition of new data from consenting customers;

•	23andMe’s reliance on key sole suppliers and other third parties on which its business depends;

•	23andMe’s inability to maintain and enhance its brand or expand its customer base;

•	the extent to which 23andMe is able to protect 23andMe’s intellectual property and not infringe on the intellectual property rights of others;

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significant disruptions in service on 23andMe’s website, mobile applications, or in 23andMe’s computer or logistics systems, whether due to a failure with 23andMe’s information technology systems or that of a third-party vendor;

•	the ability of 23andMe to develop and successfully commercialize drugs as part of 23andMe’s Therapeutics business;

•	23andMe’s dependence on its collaboration agreement with GlaxoSmithKline plc and 23andMe’s ability to enter into other collaboration agreements;

•	23andMe’s ability to comply with the extensive, complex, and evolving regulatory requirements applicable to the healthcare industry;

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23andMe’s use, and other processing of personally identifiable information, including health information, and its ability to comply with applicable federal, state, and foreign privacy and security regulations;

•	new or adverse regulatory developments affecting the use of genetic data or other aspects of the healthcare industry;

•	the effect of COVID-19 on the foregoing, including VGAC’s ability to consummate the Business Combination due to the uncertainty resulting from the recent COVID-19 pandemic; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus are based on VGAC’s current expectations and beliefs concerning future developments and their potential effects on VGAC and/or 23andMe. There can be no assurance that future developments affecting VGAC and/or 23andMe will be those that VGAC has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VGAC or 23andMe), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described herein under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of VGAC’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that VGAC considers immaterial or which are unknown. It is not possible to predict or identify all such risks. VGAC undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

Before any VGAC shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the extraordinary general meeting, such VGAC shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/consent solicitation statement/prospectus may adversely affect VGAC and/or 23andMe.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF VGAC

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to VGAC shareholders. VGAC urges VGAC shareholders to read this proxy statement/consent solicitation statement/prospectus, including the Annexes hereto and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 10, 2021.

Q:	Why am I receiving this proxy statement/consent solicitation statement/prospectus?

A:

VGAC shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Merger Agreement, among other things, in connection with the Domestication and based on an implied equity value of $3.6 billion, on the Closing Date prior to the Effective Time, (i) VGAC will be renamed “23andMe Holding Co.,” (ii) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined in the Merger Agreement (the “Share Conversion Ratio”), (iii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iv) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, and (v) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). See “Business Combination Proposal.” The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

A copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A and you are encouraged to read the Merger Agreement in its entirety. This proxy statement/consent solicitation statement/prospectus includes descriptions of the Merger Agreement and particular provisions therein. These descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.

The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, and each of the Domestication Proposal and the Charter Amendment Proposal require a special resolution

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under Cayman Islands law, being the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of VGAC will convert automatically, on a one-for-one basis, into shares of New 23andMe Class A Common Stock, (ii) each issued and outstanding warrant to purchase Class A ordinary shares of VGAC will convert automatically into a warrant to acquire New 23andMe Class A Common Stock in the same form and on the same terms and conditions as the converted VGAC warrant, and (iii) each issued and outstanding unit of VGAC that has not been previously separated into the underlying Class A ordinary share of VGAC and underlying VGAC warrant upon the request of the holder thereof prior to the Domestication will be canceled and will entitle the holder thereof to one share of New 23andMe Class A Common Stock and one-third of one warrant representing the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the VGAC Warrant Agreement. See “Domestication Proposal.”

The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of VGAC?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS.

Q:	What proposals are shareholders of VGAC being asked to vote upon?

A:	At the extraordinary general meeting, VGAC is asking holders of its ordinary shares to consider and vote upon eleven separate proposals:

•	a proposal to approve and adopt by ordinary resolution the Merger Agreement, including the Merger, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

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a proposal to approve by special resolution the adoption and approval of the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and together with the Proposed Charter, the “Proposed Governing Documents”) of New 23andMe (the “Charter Amendment Proposal”) copies of which are attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annexes D and E, respectively;

•	the following five separate proposals to approve by non-binding, advisory resolution the following material differences between the Existing Governing Documents and the Proposed Governing Documents:

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to authorize the change in the authorized share capital of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock;

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to authorize the New 23andMe Board to issue any and all shares of New 23andMe Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New 23andMe Board and as may be permitted by the DGCL;

•	to amend and restate the Existing Governing Documents and authorize all other immaterial changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents as part of the Domestication;

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to authorize the issuance of shares of New 23andMe Class B Common Stock, which will allow holders of New 23andMe Class B Common Stock to cast ten votes per share of New 23andMe Class B Common Stock; and

•	to authorize the election of New 23andMe to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders.

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a proposal to approve by ordinary resolution the issuance of shares of New 23andMe Class A Common Stock and shares of New 23andMe Class B Common Stock in connection with the Business Combination and the PIPE Financing in compliance with the NYSE Listing Rules;

•	a proposal to approve and adopt by ordinary resolution the Incentive Equity Plan;

•	a proposal to approve and adopt by ordinary resolution the ESPP;

•	a proposal to elect the directors to the New 23andMe Board; and

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a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If VGAC shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated.

For more information, please see “Business Combination Proposal,” “Domestication Proposal,” “Governing Documents Proposals,” “NYSE Proposal,” “Incentive Equity Plan Proposal,” “ESPP Proposal,” “Director Election Proposal,” and “Adjournment Proposal.”

VGAC will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/consent solicitation statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of VGAC should read it carefully and in its entirety.

After careful consideration, the VGAC Board has determined that the Business Combination Proposal, the Domestication Proposal, each of the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal are in the best interests of VGAC and VGAC shareholders and unanimously recommends that VGAC shareholders vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is in the best interests of VGAC and VGAC shareholders and what he or she or they may believe is best for himself or herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a VGAC shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Why is VGAC proposing the Business Combination?

A:

VGAC is a blank check company incorporated on February 19, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Although VGAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location for purposes of consummating an initial business combination, VGAC has focused on companies in the travel & leisure, financial services, health & wellness, music & entertainment, media & mobile, and renewable energy/resource efficiency sectors. VGAC is not permitted under the Existing Governing Documents to effect a business combination with a blank check company or a similar type of company with nominal operations.

VGAC has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. VGAC has sought targets that it believes: will perform well in the public markets over the long term and offer attractive returns to VGAC shareholders; would uniquely benefit from an association with a trusted name like the Virgin Group through brand enhancement and improved operational performance; can be sourced through VGAC’s extensive proprietary networks so as to avoid broadly marketed processes; generate stable free cashflows or that have a clear near-term path to produce healthy free cashflows; have the ability to provide a strong consumer experience that is meaningfully differentiated from competitors; have a strong and experienced management team that VGAC can work alongside and augment as the company scales; and are prepared from a management, corporate governance, and reporting perspective to become a publicly traded company and can benefit from the access to the broader capital markets that this will provide.

Based on its due diligence investigations of 23andMe and the industry in which it operates, including the financial and other information provided by 23andMe in the course of negotiations, the VGAC Board believes that 23andMe meets the criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal—The VGAC Board’s Reasons for the Business Combination.”

Although the VGAC Board believes that the Business Combination with 23andMe presents an attractive business combination opportunity and is in the best interests of VGAC and VGAC shareholders, the VGAC Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal—The VGAC Board’s Reasons for the Business Combination” and “Risk Factors—Risks Related to 23andMe and New 23andMe Business Following the Business Combination.”

Q:	Did the VGAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The VGAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, VGAC’s management, the members of the VGAC Board, and the other representatives of VGAC have substantial experience in evaluating the operating and financial merits of companies similar to 23andMe and reviewed certain financial information of 23andMe and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of VGAC’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the VGAC Board in valuing 23andMe’s business and assuming the risk that the VGAC Board may not have properly valued such business.

Q:	What will 23andMe’s equityholders receive in return for the Business Combination with VGAC?

A:

On the date of Closing, promptly following the consummation of the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the Merger and, after giving effect to such Merger, 23andMe shall be a wholly owned direct subsidiary of VGAC. In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share

Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

Q:	How will the combined company be managed following the Business Combination?

A:

Following the Closing, it is expected that the current management of 23andMe will become the management of New 23andMe, and the New 23andMe Board will consist of seven directors. If the Director Election Proposal is approved, the New 23andMe Board will consist of Roelof Botha, Patrick Chung, Richard Scheller, Neal Mohan, Peter Taylor, Anne Wojcicki, and Evan Lovell. Please see the section entitled “Management of New 23andMe Following the Business Combination” and “Director Election Proposal” for further information.

Q:	What equity stake will current VGAC shareholders and current equityholders of 23andMe hold in New 23andMe immediately after the consummation of the Business Combination?

A:

As of the date of this proxy statement/consent solicitation statement/prospectus, there are (i) 50,855,000 Class A ordinary shares outstanding underlying units issued in the initial public offering and (ii) 12,713,750 Class B ordinary shares outstanding held by the Sponsor. As of the date of this proxy statement/consent solicitation statement/prospectus, there are 8,113,999 private placement warrants outstanding and held by the Sponsor and 16,951,666 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New 23andMe Class A Common Stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the Business Combination and assuming that none of VGAC’s outstanding public shares are redeemed in connection with the Business Combination), VGAC’s fully diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 88,634,415 ordinary shares.

The following table illustrates varying estimated ownership levels in New 23andMe immediately following the consummation of the Business Combination, based on the varying levels of redemptions by the public shareholders and the following additional assumptions:

	Share Ownership in New 23andMe
	No Redemptions	Maximum redemptions(1)
	Percentage of Outstanding Shares	Percentage of Outstanding Shares
VGAC Shareholders	12.04%	6.30%
VGAC Sponsor(2)	3.01%	3.21%
PIPE Investors	5.92%	6.31%
23andMe Shareholders(3)	79.03%	84.18%

(1)	As of February 28, 2021. Percentages may not add to 100% due to rounding.
(2)

Assumes that 25,864,535 outstanding public shares (being our estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Available Cash Condition based on a per share redemption price of $10.00 per share) are redeemed in connection to the Business Combination.

(3)	Excludes equity awards issued at Closing upon rollover of vested and unvested 23andMe equity awards under the proposed New 23andMe Incentive Equity Plan.

For further details, see “Business Combination Proposal—Consideration to 23andMe Equityholders in the Business Combination.”

Furthermore, subject to approval by VGAC shareholders, the Business Combination Proposal, the Domestication Proposal, and the Governing Documents Proposals, New 23andMe will adopt a dual-class stock structure comparable to the one currently in effect at 23andMe, comprising of New 23andMe Class A Common Stock, which will carry one vote per share, and New 23andMe Class B Common Stock, which will carry ten votes per share. Upon the Closing, all stockholders of 23andMe will hold only shares of New 23andMe Class A Common Stock, except for current holders of 23andMe Class B Common Stock and 23andMe Preferred Stock, who will hold shares of New 23andMe Class B Common Stock. The New 23andMe Class B Common Stock will be entitled to the same dividends as and will rank equally to the New 23andMe Class B Common Stock upon any liquidation. The New 23andMe Class B Common Stock is also subject to conversion to New 23andMe Class A Common Stock upon transfers of any shares of New 23andMe Class B Common Stock (except for permitted transfers). Upon conversion, each share of New 23andMe Class B Common Stock will convert into one share of New 23andMe Class A Common Stock. See “Description of New 23andMe Securities—Common Stock—New 23andMe Class B Common Stock—Mandatory Conversion.”

Q:	What percentage of voting power will current VGAC shareholders and current equityholders of 23andMe hold in New 23andMe immediately after the consummation of the Business Combination?

A:

The following table illustrates the estimated voting power in New 23andMe immediately following the consummation of the Business Combination, based on the varying levels of redemptions by the public shareholders and the following additional assumptions:

	Voting Power in New 23andMe(1)
	No Redemptions	Maximum redemptions(2)
	Percentage of Outstanding Shares	Percentage of Outstanding Shares
VGAC Shareholders	1.57%	0.78%
Sponsor	0.39%	0.40%
PIPE Investors	0.77%	0.78%
23andMe A Stockholders(3)	0.63%	0.64%
23andMe Class B Stockholders(3)(4)	96.64%	97.42%

(1)	As of February 28, 2021. Percentages may not add to 100% due to rounding.
(2)

Assumes that 25,864,535 outstanding public shares (being our estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Available Cash Condition based on a per share redemption price of $10.00 per share) are redeemed in connection to the Business Combination.

(3)	Excludes equity awards issued at Closing upon rollover of vested and unvested 23andMe equity awards under the proposed New 23andMe’s Incentive Equity Plan.
(4)	Each share of New 23andMe Class B Common Stock will have ten votes per share, while each share of New 23andMe Class A Common Stock will have one vote per share.

Q:	Why is VGAC proposing the Domestication?

A:

The VGAC Board believes that there are significant advantages to VGAC that will arise as a result of a change of its domicile to Delaware. Further, the VGAC Board believes that any direct benefit that the Delaware General Corporation Law (the “DGCL”) provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The VGAC Board believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of VGAC and the VGAC shareholders, including, (i) the prominence, predictability, and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance, and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, VGAC will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which VGAC will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to the Closing under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker nonvotes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:	What amendments will be made to the current constitutional documents of VGAC?

A:

The Closing is conditional, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, VGAC shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace the Existing Governing Documents, in each case, under Cayman Islands law with the Proposed Governing Documents, in each case, under the DGCL, which differ from the Existing Governing Documents in the following material respects:

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Governing Documents Proposal A)	The share capital under the Existing Governing Documents is US$22,100 divided into 200,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share, and 1,000,000 preference shares of par value US$0.0001 per share.	The Proposed Governing Documents authorize 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock.

	See paragraph 5 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Governing Documents Proposal B)	The Existing Governing Documents authorize the issuance of 1,000,000 preference shares with such designation, rights, and preferences as may be determined from time to time by the VGAC	The Proposed Governing Documents authorize the New 23andMe Board to issue any or all shares of preferred stock in one or more series and to fix for each such series such voting

	Existing Governing Documents	Proposed Governing Documents
	Board. Accordingly, the VGAC Board is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting, or other rights, provided that the issuance of such preference shares does not materially adversely affect the rights attached to the other shareholders of VGAC.	powers, full or limited, and such designations, preferences and relative, participating, optional, or other special rights and such qualifications, limitations, or restrictions thereof, as the New 23andMe Board may determine.

	See paragraph 5 of the Memorandum of Association and Articles 3 and 10 of the Articles of Association.	See Article IV subsection 2 of the Proposed Certificate of Incorporation.

Corporate Name (Governing Documents Proposal C)	The Existing Governing Documents provide the name of the company is “VG Acquisition Corp.”	The Proposed Governing Documents will provide that the name of the corporation will be “23andMe Holding Co.”

	See paragraph 1 of VGAC’s Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Governing Documents Proposal C)	The Existing Governing Documents provide that if VGAC does not consummate a business combination (as defined in the Existing Governing Documents) by October 6, 2022 (twenty-four months after the closing of the initial public offering), VGAC will cease all operations except for the purposes of winding up and will redeem the shares issued in the initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to New 23andMe’s ongoing existence; the default under the DGCL will make New 23andMe’s existence perpetual.

	See Article 49 of VGAC’s Articles of Association.	This is the default rule under the DGCL.

Exclusive Forum (Governing Documents Proposal C)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act.

	Existing Governing Documents	Proposed Governing Documents

See Article XI of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Governing Documents Proposal C)	The Existing Governing Documents set forth various provisions related to VGAC’s status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to VGAC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as VGAC will cease to be a blank check company at such time.

See Article 49 of VGAC’s Amended and Restated Articles of Association.

Voting Rights of Common Stock (Governing Documents Proposal D)	The Existing Governing Documents provide that the holders of each ordinary share of VGAC is entitled to one vote for each share on each matter properly submitted to the VGAC shareholders entitled to vote.	The Proposed Governing Documents provide that holders of shares of New 23andMe Class A Common Stock will be entitled to cast one vote per share of New 23andMe Class A Common Stock, and holders of shares of New 23andMe Class B Common Stock will be entitled to cast ten votes per share of New 23andMe Class B Common Stock on each matter properly submitted to the stockholders entitled to vote.

	See Article 23 of VGAC’s Articles of Association.	See Article IV subsection 3 of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Governing Documents Proposal E)	The Existing Governing Documents do not provide restrictions on takeovers of VGAC by a related shareholder following a business combination.	The Proposed Governing Documents will have New 23andMe elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders, but will provide other restrictions regarding takeovers by interested stockholders.

See Article IX of the Proposed Certificate of Incorporation.

Q:	How will the Domestication affect my ordinary shares, warrants, and units?

A:

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of VGAC will convert automatically, on a one-for-one basis, into shares of New 23andMe Class A Common Stock, (ii) each issued and outstanding warrant to purchase Class A ordinary shares of VGAC will convert automatically into a warrant to acquire New 23andMe Class A Common Stock in the same form and on the same terms and conditions as the converted VGAC warrant, and (iii) each issued and outstanding unit of VGAC that has not been previously separated into the underlying Class A ordinary share of VGAC and underlying VGAC warrant upon the request of the holder thereof prior to the Domestication will be canceled and will entitle the holder thereof to one share of New 23andMe Class A Common Stock and one-third of one warrant representing the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the VGAC Warrant Agreement. See “Domestication Proposal.”

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprising of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprising of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprising of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

Q:	What are the U.S. federal income tax consequences of the Domestication Proposal?

A:

The Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986 (the “Code”). Accordingly, the following summarizes the consequences to U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of the Domestication:

•

Subject to the discussion below concerning PFICs, a U.S. Holder of Class A ordinary shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who does not own actually and/or constructively 10% or more of the total combined voting power of all classes of VGAC shares entitled to vote or 10% or more of the total value of all classes of VGAC shares (a “10% shareholder”) will not recognize any gain or loss and will not be required to include any part of VGAC’s earnings in income.

•

Subject to the discussion below concerning PFICs, a U.S. Holder of Class A ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of New 23andMe Class A Common Stock in the Domestication. As an alternative to recognizing gain as a result of the Domestication, such

U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the regulations promulgated under the Code (the “Treasury Regulations”) under Section 367) attributable to its Class A ordinary shares provided certain other requirements are satisfied.

•

Subject to the discussion below concerning PFICs, a U.S. Holder of Class A ordinary shares who on the date of the Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its Class A ordinary shares provided certain other requirements are satisfied.

•

As discussed further under “U.S. Federal Income Tax Considerations” below, VGAC believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. In the event that VGAC is (or in some cases has been) treated as a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “U.S. Federal Income Tax Considerations—The Domestication.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. Further, it is not clear how any such regulations would apply to the warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “U.S. Federal Income Tax Considerations.” Each U.S. Holder of Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of VGAC Class A ordinary shares for New 23andMe Class A Common Stock and VGAC warrants for New 23andMe warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such Non-U.S. Holder’s New 23andMe Class A Common Stock subsequent to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “U.S. Federal Income Tax Considerations.”

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that VGAC redeems all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/consent solicitation statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.

The Sponsor has agreed to waive its redemption rights with respect to all of its ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per share redemption price.

Q:	How do I exercise my redemption rights?

A:	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, VGAC’s transfer agent, in which you (a) request that VGAC redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M., Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the Closing including interest earned on the funds held in the trust account and not previously released to VGAC (net of taxes payable). For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of VGAC’s creditors, if any, which could have priority over the claims of VGAC shareholders, regardless of whether such public shareholders vote or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether any particular VGAC shareholder votes, and if any particular VGAC shareholder does vote irrespective of how such VGAC shareholder votes, on any proposal, including the Business Combination Proposal, will have no impact on the amount such VGAC shareholder will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to VGAC unless the VGAC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, VGAC’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Continental return the share certificates (if any) and the shares (physically or electronically) to you. You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, VGAC will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption takes place following the Domestication and, accordingly, it is shares of New 23andMe Class A Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. You are requested to cause your public shares to be separated and delivered to Continental by 5:00 PM, Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The treatment of a redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale under Section 302 of the Code. A U.S. Holder (as defined in “U.S. Federal Income Tax Considerations” below) of Class A ordinary shares (if the Domestication does not occur) or New 23andMe Class A Common Stock (if the Domestication occurs) as the case may be, that exercises its redemption rights to receive cash from the trust account in exchange for such ordinary shares or common stock may (subject to the application of the PFIC rules) be treated as selling such ordinary shares or common stock, resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption does not qualify as a sale under Section 302 of the Code and is instead treated as a distribution for U.S. federal income tax purposes, depending on the amount of ordinary shares or common stock, as the case may be, that a U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections entitled “U.S. Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Warrants if the Domestication Does Not Occur – U.S. Holders – Redemption of Class A Ordinary Shares” and “U.S. Federal Income Tax Considerations – The Domestication – Tax Consequences of a Redemption of New 23andMe Class A Common Stock.”

Additionally, because the Domestication will occur (if it is approved) prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules as a result of the Domestication. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.” VGAC urges you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

If the Domestication occurs, a Non-U.S. Holder (as defined in “U.S. Federal Income Tax Considerations” below) of New 23andMe Class A Common Stock that exercises its redemption rights to receive cash from the trust account in exchange for such common stock, like a U.S. Holder, will also generally be treated as selling such common stock. Gain recognized by a Non-U.S. Holder in connection with a redemption generally will not be subject to U.S. federal income tax unless certain exceptions apply. However, as with U.S. Holders, a redemption by a Non-U.S. Holder may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of common stock that a Non-U.S. Holder owns or is deemed to own (including through the ownership of warrants). Any portion of such distribution that constitutes a dividend for U.S. federal income tax purposes will generally be subject to withholding tax at a rate of 30% of the gross amount of the dividend (unless such Non-U.S. Holder establishes that it is eligible for a reduced rate of withholding tax under an applicable income tax treaty or certain other exceptions apply).

Because the determination as to whether a redemption is treated as a sale or a distribution is dependent on matters of fact, withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of such Non-U.S. Holder’s shares of New 23andMe Class A Common Stock. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a Non- U.S. Holder, see the section entitled “U.S. Federal Income Tax Considerations—The Domestication—Tax Consequences of a Redemption of New 23andMe Class A Common Stock.”

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of the initial public offering, an amount equal to $508,550,000 ($10.00 per unit) of the net proceeds from the initial public offering and the sale of the private placement warrants was placed in the trust account. As of March 31, 2021, funds in the trust account totaled approximately $508,731,890 and were held in money market funds. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the Closing) or (ii) the redemption of all of the public shares if VGAC is unable to complete a business combination by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

If VGAC’s initial business combination is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with VGAC’s initial business combination or used for redemptions or purchases of the public shares, New 23andMe may apply the balance of the cash released to it from the trust account for general corporate purposes, including for maintenance or expansion of operations of New 23andMe, the payment of principal or interest due on indebtedness incurred in the Business Combination, to fund the purchase of other companies, or for working capital. See “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

VGAC’s public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of 23andMe to consummate the Business Combination are conditioned on, among other things, that as of immediately prior to the Closing, the Available Cash equal no less than $500,000,000. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

In no event will VGAC redeem public shares in an amount that would cause VGAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

Additionally, as a result of redemptions, the trading market for the New 23andMe Class A Common Stock may be less liquid than the market for the public shares was prior to consummation of the Business Combination and VGAC may not be able to meet the listing standards for Nasdaq or another national securities exchange.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The consummation of the Business Combination is conditioned upon, among other things: (i) the approval by VGAC shareholders of the Condition Precedent Proposals; (ii) the expiration or termination of the applicable waiting period under the HSR Act relating to the Merger Agreement; (iii) VGAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing; (iv) the Minimum Available Cash Condition; (v) the approval by Nasdaq of VGAC’s initial listing application in connection with the Business Combination; and (vi) the consummation of the Domestication. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in mid-2021. This date depends on, among other things, the approval of the proposals to be voted on by VGAC shareholders at the extraordinary general meeting. However, such extraordinary general meeting could be adjourned if the Adjournment Proposal is adopted by VGAC shareholders at the extraordinary general meeting and VGAC elects to adjourn the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/consent solicitation statement/prospectus is provided to VGAC shareholders, (ii) in order to solicit additional proxies from VGAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if VGAC shareholders redeem an amount of public shares such that the Minimum Available Cash Condition would not be satisfied. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q:	What happens if the Business Combination is not consummated?

A:

VGAC will not complete the Domestication unless all other conditions to the Closing have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If VGAC is not able to consummate the Business Combination with 23andMe nor able to complete another business combination by October 6, 2022, in each case, as such date may be extended pursuant to the Existing Governing Documents, VGAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of VGAC’s remaining shareholders and the VGAC Board, liquidate and dissolve, subject in each case to VGAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws.

Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:	Neither VGAC shareholders nor VGAC warrantholders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:	What do I need to do now?

A:

VGAC urges you to read this proxy statement/consent solicitation statement/prospectus, including the Annexes hereto and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a VGAC shareholder and/or a VGAC warrantholder. VGAC shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card.

Q:	What do I need in order to vote and ask questions at the extraordinary general meeting via the Internet?

A:

To attend the extraordinary general meeting via the Internet, you must register at www.proxydocs.com/VGAC. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting. As part of the registration process, you must enter the control number located on your proxy card or voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process. On the day of the extraordinary general meeting, you may begin to log in to the extraordinary general meeting 15 minutes prior to the extraordinary general meeting. We will have technicians ready to assist you with any technical difficulties you may have accessing the extraordinary general meeting. If you encounter any difficulties accessing the extraordinary general meeting platform, including any difficulties voting or submitting questions, you may call the technical support number that will be posted in your instructional email.

Q:	How do I vote my shares at the extraordinary general meeting?

A:	Shares Held of Record

If you hold shares directly in your name as a stockholder of record, you may submit your proxy to vote such shares via the Internet, by telephone or by mail.

To submit your proxy via Internet or by telephone, follow the instructions provided on your enclosed proxy card. If you vote via the Internet or by telephone, you must do so by no later than 11:59 PM, Eastern Time, on June 9, 2021.

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail. To submit your proxy by mail, you will need to complete, sign and date your proxy card and return it in the enclosed, postage-paid envelope. If you vote by mail, your proxy card must be received by no later than June 9, 2021.

If you have registered in advance to attend the extraordinary general meeting at the VGAC meeting website, you may also vote at the extraordinary general meeting via the VGAC meeting website.

You can also attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive.

Shares Held in Street Name

If you hold your shares in “street name”, which means your shares are held of record by a broker, bank, or nominee, you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the extraordinary general meeting.

If you want to vote in person virtually at the extraordinary general meeting, you must register in advance at the VGAC meeting website. You can also attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, you may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the extraordinary general meeting. Further instructions will be provided to you as part of your registration process.

Please carefully consider the information contained in this proxy statement/consent solicitation statement/prospectus and, whether or not you plan to attend the extraordinary general meeting, submit your proxy via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you decide not to attend the extraordinary general meeting.

Q:	If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/consent solicitation statement/prospectus may have been forwarded to you by your brokerage firm, bank, or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank, or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank, or other nominee.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 10, 2021, unless the extraordinary general meeting is adjourned.

Q:	How will the COVID-19 pandemic impact in-person voting at the General Meeting?

A:

VGAC intends to hold the extraordinary general meeting both in person and virtually via the Internet. Because VGAC is sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving nature of COVID-19 situation, VGAC encourages VGAC shareholders to attend the extraordinary general meeting virtually via the Internet. Additionally, VGAC may impose additional procedures or limitations on VGAC shareholders who wish to attend the extraordinary general meeting in person. VGAC plans to announce any such updates in a press release filed with the SEC and on its proxy website, www.proxydocs.com/VGAC, and VGAC encourages VGAC shareholders to check this website prior to the meeting if they plan to attend.

Q:	What impact will the COVID-19 pandemic have on the Business Combination?

A:

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of COVID-19 on the businesses of VGAC and 23andMe, and there is no guarantee that efforts by VGAC and 23andMe to address the adverse impacts of COVID-19 will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others. If VGAC or 23andMe are unable to recover from a business disruption on a timely basis, the Business Combination and/or New 23andMe’s business, financial condition, and results of operations following the completion of the Business Combination, would be adversely affected. The Business Combination may also be delayed and adversely affected by COVID-19 and become more costly. Each of VGAC and 23andMe may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect their respective financial condition and results of operations.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

VGAC has fixed May 5, 2021 as the record date for the extraordinary general meeting. If you were a shareholder of VGAC at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a VGAC shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?

A:

VGAC shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 63,568,750 ordinary shares issued and outstanding, of which 50,855,000 were issued and outstanding public shares.

Q:	What constitutes a quorum?

A:

A quorum of VGAC shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more VGAC shareholders who together hold not less than a majority of the issued and outstanding ordinary shares as of the record date entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 31,784,376 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?

A:	The following votes are required for each proposal at the extraordinary general meeting:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(iii)

Charter Amendment Proposal: The approval of the Charter Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(iv)

Governing Documents Proposals: The approval of the Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the votes on the Governing Documents Proposals are advisory only, they will not be binding on the VGAC Board or New 23andMe.

(v)

NYSE Proposal: The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vi)

Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vii)

ESPP Proposal: The approval of the ESPP Proposal requires an ordinate resolution under Cayman Islands Law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(viii)

Director Election Proposal: Pursuant to the Existing Governing Documents, until the Closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of Class B ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(ix)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Q:	What are the recommendations of the VGAC Board?

A:

The VGAC Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of VGAC and VGAC shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal, and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is in the best interests of VGAC and VGAC shareholders and what he or she or they may believe is best for himself or herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a VGAC shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How does the Sponsor intend to vote its shares?

A:

The Sponsor has agreed to vote all its shares in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when it is not then aware of any material nonpublic information regarding VGAC or its securities, the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of VGAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal are approved by the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (ii) the Domestication Proposal and the Charter Amendment Proposal are approved by the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting (iii) the Minimum Available Cash Condition is satisfied and/or otherwise limit the number of public shares electing to redeem, and (iv) New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. VGAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold.

Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my VGAC ordinary shares before the extraordinary general meeting?

A:

The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to VGAC’s Chief Financial Officer at VGAC’s address set forth below so that it is received by VGAC’s Chief Financial Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on May 5, 2021) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to VGAC’s Chief Financial Officer, which must be received by VGAC’s Chief Financial Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank, or another nominee, you must contact your broker, bank, or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?

A:

If you fail to vote with respect to the extraordinary general meeting and the Business Combination is approved by VGAC shareholders and the Business Combination is consummated, you will become a stockholder and/or warrantholder of New 23andMe. If you fail to vote with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrantholder of VGAC. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:

VGAC will pay the cost of soliciting proxies for the extraordinary general meeting. VGAC has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. VGAC has agreed to pay Morrow a fee of $40,000, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages, and expenses. VGAC will also reimburse banks, brokers and other custodians, nominees, and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Class A ordinary shares and in obtaining voting instructions from those owners. VGAC’s directors and officers may also solicit proxies by telephone, by text message, by facsimile, by mail, on the Internet, or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:

The preliminary voting results will be announced at the extraordinary general meeting. VGAC will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and brokers call collect: (203) 658-9400

E-mail: VGAC.info@investor.morrowsodali.com

You also may obtain additional information about VGAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your share certificates (if any) and other redemption forms (as applicable) (either physically or electronically) to Continental, VGAC’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M., Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT 23ANDME’S CONSENT SOLICITATION

Q:	Who is entitled to give a written consent for 23andMe?

A:

The holders representing a majority of the outstanding 23andMe Common Stock and 23andMe Preferred Stock (on an as-converted basis) will be entitled to give consent using the form of written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Concurrent with the execution of the Merger Agreement, certain holders of 23andMe Preferred Stock (determined on an as-converted basis) representing the requisite vote required under the certificate of incorporation of 23andMe executed a written consent pursuant to which all of 23andMe’s issued and outstanding 23andMe Preferred Stock will be converted immediately prior to the Merger into shares of 23andMe Common Stock in accordance with 23andMe’s certificate of incorporation. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the 23andMe Preferred Stock.

Q:	What approval is required by the 23andMe Stockholders to adopt the Merger Agreement?

A:

The Merger cannot be completed unless stockholders of 23andMe adopt the Merger Agreement and thereby approve the Business Combination and the other transactions contemplated by the Merger Agreement. Adoption of the Merger Agreement requires the approval of the written consent of the holders of a majority of the outstanding shares of 23andMe Common Stock entitled to vote (including common stock issuable upon conversion of 23andMe Preferred Stock). As of the close of business on May 5, 2021, there were approximately 145,554,782 shares of 23andMe Common Stock (including the shares of 23andMe Preferred Stock on an as-converted basis) outstanding and entitled to vote.

Concurrent with the execution of the Merger Agreement, certain 23andMe stockholders each entered into Support Agreements with VGAC. Under the Support Agreements, such 23andMe stockholders agreed, among other things, to (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) be bound by certain other covenants and agreements related to the Business Combination. For a more detailed description of the support agreement, see the section titled “Other Agreements—Support Agreements” of this proxy statement/consent solicitation statement/prospectus.

Q:	Do any of 23andMe’s directors or officers have interests in the Merger that may differ from or be in addition to the interests of 23andMe stockholders?

A:

23andMe’s executive officers and certain non-employee directors may have interests in the Merger that may be different from, or in addition to, the interests of 23andMe stockholders generally, including (i) the fact that a director of 23andMe will become a director of New 23andMe after the closing of the Merger and, as such, in the future such director will receive any cash fees, stock options or stock awards that the New 23andMe Board determines to pay to its non-executive directors; (ii) the fact that 23andMe has entered into employment agreements with certain of its named executive officers (please see “23andMe—Executive Compensation”); (iii) the fact that each holder of New 23andMe Class B Common Stock, including Ms. Wojcicki, will be entitled to ten votes per share on all matters voted upon by New 23andMe’s stockholders; and (iv) the continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance. The 23andMe Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement be approved by the 23andMe stockholders.

Q:	I am an employee of 23andMe who holds equity awards of 23andMe. How will my equity awards be treated in the Merger?

A:

As of the effective time of the Merger, each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code).

Q:	How can I return my written consent?

A:

If you hold shares of 23andMe Common Stock and you wish to submit your consent, you must fill out the enclosed written consent, date, and sign it, and promptly return it to 23andMe. Once you have completed, dated and signed your written consent, deliver it to 23andMe by emailing a .pdf copy of your written consent to equity@23andme.com or by mailing your written consent to 23andMe at 223 N. Mathilda Ave., Sunnyvale, CA 94086, Attention: Kathy Hibbs. 23andMe does not intend to hold a stockholders’ meeting to consider the Business Combination Proposal, and, unless 23andMe decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person or virtually by attending a stockholders’ meeting.

Q:	What is the deadline for returning my written consent?

A:

The 23andMe Board has set                Eastern Time, on                , 2021 as the targeted final date for the receipt of written consents. 23andMe reserves the right to extend the final date for the receipt of written consents beyond                , 2021. Any such extension may be made without notice to 23andMe stockholders. Once a sufficient number of consents to adopt the Merger Agreement have been received, the consent solicitation will conclude.

Q:	What options do I have with respect to the proposed Merger?

A:

With respect to the shares of 23andMe Common Stock and 23andMe Preferred Stock that you hold, you may execute a written consent to approve the Business Combination Proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Business Combination Proposal. You may also dissent and demand appraisal of your shares. See “—Can I Dissent and Require Appraisal of My Shares?”

Q:	Can I dissent and require appraisal of my shares?

A:

If you are a 23andMe stockholder who does not approve the Merger by delivering a written consent adopting the Merger Agreement, you will, by complying with Section 262 of the DGCL, be entitled to appraisal rights. Section 262 of the DGCL is attached to this proxy statement/consent solicitation statement/prospectus as Annex M. Failure to follow any of the statutory procedures set forth in Annex M may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a written demand for appraisal to 23andMe after receiving a notice that appraisal rights are available to you, which notice will be sent to non-consenting 23andMe stockholders in the future. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See the section titled “Appraisal Rights” beginning in this proxy statement/consent solicitation statement/prospectus.

Q:	What are the material U.S. Federal Income Tax Consequences of the Merger to 23andMe stockholders?

A:

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of 23andMe and VGAC to complete the merger are not conditioned on the receipt of opinions from Morgan, Lewis & Bockius LLP or Davis Polk & Wardwell LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and the merger will occur even if it does not so qualify. Neither Morgan, Lewis & Bockius LLP or Davis Polk & Wardwell LLP have been requested or intend to deliver any such opinion.

Neither 23andMe nor VGAC has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the merger failed to qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders (as defined below) of 23andMe common stock who receive shares of New 23andMe Class A Common Stock in exchange for shares of 23andMe common stock would be treated as if they sold their shares of 23andMe common stock in a fully taxable transaction.

Assuming the merger qualifies as a “reorganization” under Section 368(a) of the Code, the U.S. Holders of 23andMe common stock who receive shares of New 23andMe Common Stock in exchange for shares of 23andMe common stock will not recognize gain or loss on the exchange.

The tax consequences of the merger will depend on your particular facts and circumstances. Please consult your own tax advisor as to the tax consequences of the merger in your particular circumstance, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q:	Should 23andMe stockholders send in their stock certificates now?

A:

No. 23andMe stockholders SHOULD NOT send in any stock certificates now. If the Merger Agreement is adopted and the Merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to 23andMe stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:	Whom should I contact if I have any questions about the consent solicitation?

A:

If you have any questions about the merger or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent or letter of transmittal, you should contact Kathy Hibbs at legal@23andme.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/consent solicitation statement/prospectus, including the Annexes hereto and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/consent solicitation statement/prospectus in the section entitled “Business Combination Proposal—The Merger Agreement.”

Overview of 23andMe

23andMe is a mission-driven company dedicated to empowering consumers to live healthier lives. 23andMe believes that its premier database of genetic and phenotypic information crowdsourced from its millions of customers can revolutionize healthcare by providing insights into the origins and treatment of diseases and by speeding the discovery and development of novel therapies. 23andMe is committed to rigorous scientific, ethical, and privacy standards and to being the most trusted source of genetic information.

23andMe pioneered direct-to-consumer genetic testing, giving consumers unique, personalized information about their genetic health risks, ancestry, and traits. 23andMe was the first direct-to-consumer genetic testing company to offer reports authorized by the Food and Drug Administration (“FDA”) on genetic health risks, carrier status, and pharmacogenetics, and it is the only company to have FDA authorization, clearance, or pre-market exemption for all of the carrier status, genetic health risk, cancer predisposition, and pharmacogenetics reports offered to consumers. As of March 21, 2021, over 55 health reports that meet FDA requirements were available to customers in the U.S. 23andMe’s competitors had previously released products that were not cleared or approved by the FDA and required partnership with independent physicians, but in August 2020, one such competitor received premarket notification, also called 510(k) clearance, for their saliva collection kit and one of their genetic health risk reports, and in December 2020 another competitor received a 510(k) clearance for one of their health risk reports.

23andMe’s Consumer & Research Services business comprises its Personal Genome Service® (“PGS”) and research services. PGS provides customers with a full suite of genetic reports, including information on genetic ancestral origins, personal genetic health risks, and chances of passing on certain rare carrier conditions to their children, as well as reports on how genetics can impact responses to medications. PGS offers customers an engaging experience, including access to frequent updates to reports and product features, the ability to connect with genetic relatives, and opportunities to participate in research. 23andMe performs research services, using our vast database to discover insights into the genetic origins of disease and to identify promising drug targets. These services are performed under collaboration agreements with universities, research institutions and pharmaceutical companies, including our exclusive collaboration with GlaxoSmithKline (“GSK”).

23andMe’s Therapeutics business focuses on drug development, with a team committed to discovering and developing novel therapies to improve patient lives, and also includes out-licensing of intellectual property. 23andMe currently has development programs across several therapeutic areas, including oncology, immunology, neurology, metabolic and cardiovascular diseases, many of which are within 23andMe’s collaboration with GSK. As of March 21, 2021, 39 novel drug targets are in the early stages of development by 23andMe in collaboration with GSK.

For more information about 23andMe, see “Information About 23andMe” and “23andMe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Parties to the Business Combination

VGAC

VGAC is a blank check company incorporated on February 19, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. VGAC has neither engaged in any operations nor generated any revenue to date. Based on VGAC’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On October 6, 2020, VGAC consummated an initial public offering of 48,000,000 units at an offering price of $10.00 per unit, and a private placement with Sponsor of 7,733,333 private placement warrants at an offering price of $1.50 per private placement warrant. Each unit sold in the initial public offering and private placement consists of one Class A ordinary share and one-third of one redeemable warrant.

On October 14, 2020, the underwriters of the initial public offering notified VGAC of their intent to partially exercise their over-allotment option. As such, on October 16, 2020, VGAC sold an additional 2,855,000 units, at a price of $10.00 per unit, and the sale of an additional 380,666 private placement warrants to the Sponsor, at $1.50 per private placement warrant. A total of $28,550,000 of the net proceeds was deposited into the trust account, bringing the aggregate proceeds held in the trust account to $508,550,000.

Following the closing of the initial public offering, an amount equal to $508,550,000 of the net proceeds from the initial public offering and the sale of the private placement warrants was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of March 31, 2021, funds in the trust account totaled approximately $508,731,890 and were held in money market funds. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of VGAC’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of VGAC’s obligation to redeem 100% of the public shares if VGAC does not complete a business combination by October 6, 2022, or (iii) the redemption of all of the public shares if VGAC is unable to complete a business combination by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

VGAC’s units, public shares, and public warrants are currently listed on NYSE under the symbols “VGAC.U,” “VGAC,” and “VGAC WS,” respectively.

VGAC’s principal executive office is located at 65 Bleecker Street, 6th Floor, New York, New York 10012, and its telephone number is (212) 497-9050. VGAC’s corporate website address is https://www.vgacquisition.com/. VGAC’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/consent solicitation statement/prospectus. The website address is included as an inactive textual reference only.

23andMe

23andMe is a Delaware corporation.

23andMe’s principal executive office is located at 223 North Matilda Avenue, Sunnyvale, California 94086, and its telephone number is (650) 938-6300. 23andMe’s corporate website address is https://www.23andme.com/. The information on, or that can be accessed through, 23andMe’s website is not part of this proxy statement/consent solicitation statement/prospectus. The website address is included as an inactive textual reference only.

VGAC Merger Sub

VGAC Merger Sub is a Delaware corporation and wholly owned direct subsidiary of VGAC formed for the purpose of effecting the Business Combination. VGAC Merger Sub owns no material assets and does not operate any business.

VGAC Merger Sub’s principal executive office is located at 65 Bleecker Street, 6th Floor, New York, New York 10012, and its telephone number is (212) 497-9050.

Proposals to be Put to the Shareholders of VGAC at the Extraordinary General Meeting

The following is a summary of the proposals to be presented at the extraordinary general meeting and certain transactions contemplated by the Merger Agreement. Each of the Business Combination Proposal, the Domestication Proposal, the Charter Amendment Proposal, the Governing Documents Proposals, NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

As discussed in this proxy statement/consent solicitation statement/prospectus, VGAC is asking its shareholders to approve by ordinary resolution the Merger Agreement, pursuant to which, among other things, on the date of Closing, promptly following the consummation of the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the Merger and, after giving effect to such Merger, 23andMe shall be a wholly owned direct subsidiary of VGAC. In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

In addition, in connection with the Domestication, New 23andMe will amend and restate the Existing Governing Documents to be the Proposed Governing Documents and adopt a dual-class structure, as described in the section of this proxy statement/consent solicitation statement/prospectus titled “Description of New 23andMe Securities.”

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal—The VGAC Board’s Reasons for the Business Combination,” the VGAC Board concluded that the

Business Combination met all of the requirements disclosed in the prospectus for the initial public offering, including that the businesses of 23andMe had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Merger Agreement. For more information about the transactions contemplated by the Merger Agreement, see “Business Combination Proposal.”

Conditions to Closing of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by VGAC shareholders of the Condition Precedent Proposals; (ii) the expiration or termination of the applicable waiting period under the HSR Act relating to the Merger Agreement; (iii) VGAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing; (iv) the Minimum Available Cash Condition; (v) the approval by Nasdaq of VGAC’s initial listing application in connection with the Business Combination; and (vi) the consummation of the Domestication. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. For further details, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Domestication Proposal

As discussed in this proxy statement/consent solicitation statement/prospectus, VGAC will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the VGAC Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of VGAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while VGAC is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon Domestication, New 23andMe will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law, as well as the Existing Governing Documents and the Proposed Governing Documents. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Accordingly, VGAC encourages shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.”

For further details, see “Domestication Proposal” and “Governing Documents Proposals.”

Charter Amendment and Governing Documents Proposals

VGAC will ask its shareholders to approve a proposal to approve by special resolution Charter Amendment Proposal and in addition Governing Documents Proposals in connection with the replacement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Governing Documents, under the DGCL.

The approval of the Charter Amendment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of the Governing Documents Proposals requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the votes on the Governing Documents Proposals are advisory only, they will not be binding on the VGAC Board or New 23andMe.

The VGAC Board has unanimously approved each of the Charter Amendment Proposal and the Governing Documents Proposals and believes such proposals are necessary to adequately address the needs of New 23andMe after the Business Combination. Approval of each of the Governing Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Governing Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Governing Documents.

•

Charter Amendment Proposal—to approve by special resolution the adoption and approval of the proposed new certificate of incorporation and bylaws of New 23andMe copies of which are attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annexes D and E, respectively.

•

Governing Documents Proposal A—to authorize the change in the authorized share capital of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock.

•

Governing Documents Proposal B—to authorize the New 23andMe Board to issue any or all shares of New 23andMe Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New 23andMe Board and as may be permitted by the DGCL.

•

Governing Documents Proposal C—to amend and restate the Existing Governing Documents and authorize all other immaterial changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) changing the post-Business Combination corporate name from “VG Acquisition Corp.” to “23andMe Holding Co.” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii) making New 23andMe’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act and (iv) removing certain provisions related to VGAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the VGAC Board believes is necessary to adequately address the needs of New 23andMe after the Business Combination.

•

Governing Documents Proposal D—to authorize the issuance of shares of New 23andMe Class B Common Stock, which will allow holders of New 23andMe Class B Common Stock to cast ten votes per share of New 23andMe Class B Common Stock.

•	Governing Documents Proposal E—to authorize the election of New 23andMe to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents, and VGAC encourages VGAC shareholders to carefully consult the information set out in the section entitled “Governing Documents Proposals” and the full text of the Proposed Governing Documents of New 23andMe, attached hereto as Annexes D and E.

NYSE Proposal

VGAC shareholders are being asked to approve, by ordinary resolution, the NYSE Proposal. VGAC units, public shares, and public warrants are listed on NYSE and, as such, VGAC is seeking shareholder approval for issuance of shares of New 23andMe Class A Common Stock and shares of New 23andMe Class B Common Stock in connection with the Business Combination and the PIPE Financing pursuant to NYSE Listing Rule 312.03.

For additional information, see “NYSE Proposal.”

Incentive Equity Plan Proposal

VGAC shareholders are being asked to approve, by ordinary resolution, the Incentive Equity Plan Proposal. A total of 96,766,864 shares of New 23andMe Class A Common Stock will be reserved for issuance under the Incentive Equity Plan. The Incentive Equity Plan provides that the number of shares reserved and available for issuance under the Incentive Equity Plan will automatically increase each January 1, beginning on January 1, 2022, by 4.0% of the outstanding number of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock on the immediately preceding December 31, or such lesser amount as determined by the New 23andMe Board. For additional information, see “Incentive Equity Plan Proposal.” The full text of the Incentive Equity Plan is attached hereto as Annex K.

ESPP Proposal

VGAC shareholders are being asked to approve, by ordinary resolution, the ESPP Proposal. The number of shares of New 23andMe Class A Common Stock reserved for issuance under the ESPP will initially be limited to 2% of the number of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock, taken together, outstanding as of the effective date of the ESPP. The ESPP provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2023 and each January 1 thereafter by an amount equal to 1% of the aggregate number of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock outstanding on the immediately preceding December 31; provided, however, in no event will any annual increase exceed 5,000,000 shares or such lesser number of shares determined by the New 23andMe Board in its discretion. For additional information, see “ESPP Proposal.” The full text of the ESPP is attached hereto as Annex L.

Director Election Proposal

VGAC shareholders are being asked to approve, by ordinary resolution, the Director Election Proposal, which would elect Roelof Botha, Patrick Chung, Richard Scheller, Neal Mohan, Peter Taylor, Anne Wojcicki, and Evan Lovell, to serve as directors of the New 23andMe Board until their respective successors are duly elected and qualified, or until their earlier death, disqualification, resignation, or removal. The New 23andMe Board will consist of three classes, with only one class of directors being elected in each year. Each class of directors will generally serve for a three-year term. For additional information, see “Director Election Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize VGAC to consummate the Business Combination, the VGAC Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates. For additional information, see “Adjournment Proposal.”

The VGAC Board’s Reasons for the Business Combination

VGAC was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Although VGAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location for purposes of consummating an initial business combination, VGAC has focused on companies in the travel & leisure, financial services, health & wellness, music & entertainment, media & mobile, and renewable energy/resource efficiency sectors.

Before reaching its decision to approve the Merger Agreement and the Business Combination, the VGAC Board considered the following positive factors:

•	the fact that 23andMe owns the world’s premier re-contactable genetic database;

•	the strength of 23andMe’s brand and personalized health and wellness platform;

•	positive tailwinds in the personal health and wellness and therapeutics sectors;

•	the strength of 23andMe’s platform, which has enabled 23andMe to engage with millions of customers and has ample room for growth both domestically and internationally;

•	the financial condition of 23andMe;

•	the proven track record of 23andMe’s management team, which will remain in place following the Business Combination;

•	the continued ownership of 23andMe equity holders and the significant investments from PIPE Investors in the PIPE Financing;

•	the terms of the Merger Agreement;

•	the results of its review of several alternative transactions;

•	the results of due diligence conducted by VGAC’s management and its legal and financial advisors; and

•	23andMe’s attractive valuation.

The VGAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the transaction, including, among others, the following:

•	risks associated with the Business Combination, including the possibility that the Business Combination may not be completed;

•

risks associated with the successful implementation of the New 23andMe’s long term business plan and strategy, 23andMe realizing the anticipated benefits of the Business Combination on the timeline expected or at all;

•

risks related to government regulation of New 23andMe, including the fact that New 23andMe will face legal, reputational, and financial risks if it fails to protect its customer data from security breaches or cyberattacks;

•	risks related to the post-Business Combination corporate governance of New 23andMe;

•	the limited review undertaken by the VGAC Board; and

•	the interests of the VGAC Board and VGAC’s executive officers.

For more information about the VGAC Board’s decision-making process concerning the Business Combination, please see the section entitled “The Business Combination Proposal—the VGAC Board’s Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into in connection with the Merger Agreement. For additional information, see “Business Combination Proposal—Related Agreements.”

PIPE Financing

VGAC entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to the PIPE Investors, following the Domestication, an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $250,000,000. One of the PIPE Investors is an affiliate of the Sponsor that has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock and one of the PIPE Investors is an affiliate of 23andMe that has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock. The shares of New 23andMe Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. VGAC will grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Amended and Restated Registration Rights Agreement

At the Closing, VGAC and the Sponsor will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which will terminate and replace the existing registration rights agreement between VGAC and the Sponsor, dated October 1, 2020 (the “VGAC Registration Rights Agreement”), and pursuant to which, among other things, the Sponsor will be granted certain customary registration rights with respect to its shares of New 23andMe Class A Common Stock. For additional information, see “Business Combination Proposal—Related Agreements—Sponsor Registration Rights Agreement.”

23andMe Stockholder Support Agreements

Pursuant to the Merger Agreement, certain 23andMe Stockholders each entered into a Support Agreement (collectively, the “23andMe Stockholder Support Agreements”) with VGAC, pursuant to which such 23andMe Stockholders have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) be bound by certain other covenants and agreements related to the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—Support Agreements.”

Sponsor Agreement

Pursuant to the Merger Agreement, 23andMe, the Sponsor, VGAC, Credit Suisse Securities (USA) LLC as representative of the several Underwriters named therein, the Insiders (as defined therein), and the Holders (as defined therein) entered into a Sponsor Letter Agreement (the “Sponsor Agreement”) pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares of VGAC held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

In addition, the Sponsor has agreed that 30% of the Class B ordinary shares held by the Sponsor as of the date of the Sponsor Agreement (the “Earn-Out Shares”) will be subject to a lockup of seven years. The lockup has an early release effective (i) with respect to 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30-trading-day period and (ii) with respect to the other 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30-trading-day period. For additional information, see “Business Combination Proposal—Related Agreements—Sponsor Agreement.”

Ownership and Voting Power of New 23andMe

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 63,568,750 ordinary shares issued and outstanding, which includes an aggregate of 12,713,750 Class B ordinary shares. As of the date of this proxy statement/consent solicitation statement/prospectus, there is outstanding an aggregate of 25,065,665 warrants, comprised of 8,113,999 private placement warrants held by Sponsor and 16,951,666 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New 23andMe Class A Common Stock.

The following table illustrates varying estimated ownership levels and voting power in New 23andMe immediately following the consummation of the Business Combination, based on the varying levels of redemptions by the public shareholders and the following additional assumptions:

	Share Ownership in New 23andMe(1)		Voting Power in New 23andMe
	No Redemptions	Maximum redemptions(2)	No Redemptions	Maximum redemptions(2)
	Percentage of Outstanding Shares	Percentage of Outstanding Shares	Percentage of Outstanding Shares	Percentage of Outstanding Shares
VGAC Shareholders	12.04%	6.30%	1.57%	0.78%
Sponsor	3.01%	3.21%	0.39%	0.40%
PIPE Investors	5.92%	6.31%	0.77%	0.78%
23andMe Class A Stockholders(3)	4.84%	5.15%	0.63%	0.64%
23andMe Class B Stockholders(3)	74.19%	79.03%	96.64%	97.42%

(1)	As of February 28, 2021. Percentages may not add to 100% due to rounding.
(2)

Assumes that 25,864,535 outstanding public shares (being our estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Available Cash Condition based on a per share redemption price of $10.00 per share) are redeemed in connection to the Business Combination.

(3)	Excludes equity awards issued at Closing upon rollover of vested and unvested 23andMe equity awards under the proposed New 23andMe Incentive Equity Plan.
(4)	Each share of New 23andMe Class B Common Stock will have ten votes per share, while each share of New 23andMe Class A Common Stock will have one vote per share.

For further details, see “Business Combination Proposal—Consideration to 23andMe Equityholders in the Business Combination.”

Date, Time, and Place of Extraordinary General Meeting of VGAC Shareholders

The extraordinary general meeting will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 10, 2021, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

VGAC shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on May 5, 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. VGAC warrants do not have voting rights. As of the close of business on the record date, there were 63,568,750 ordinary shares issued and outstanding, of which 50,855,000 were issued and outstanding public shares.

Quorum and Vote of VGAC Shareholders

A quorum of VGAC shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more VGAC shareholders who together hold not less than a majority of the issued and outstanding ordinary shares as of the record date entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 31,784,376 ordinary shares would be required to achieve a quorum.

The Sponsor has, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

The proposals presented at the extraordinary general meeting require the following votes:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(iii)

Charter Amendment Proposal: The approval of the Charter Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(iv)

Governing Documents Proposals: The approval of the Governing Documents Proposals requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the votes on the Governing Documents Proposals are advisory only, they will not be binding on the VGAC Board or New 23andMe.

(v)

NYSE Proposal: The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vi)

Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vii)

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(viii)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(ix)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of VGAC that New 23andMe redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, VGAC’s transfer agent, in which you (a) request that New 23andMe redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M., Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, New 23andMe will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly, it is shares of New 23andMe Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of VGAC—Redemption Rights” in this proxy statement/consent solicitation statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.

The Sponsor has, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive its anti-dilution rights with respect to its Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither VGAC shareholders nor VGAC warrantholders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone, or in person. VGAC has engaged Morrow to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of VGAC—Revoking Your Proxy.”

Interests of VGAC Directors and Executive Officers in the Business Combination

When you consider the recommendation of the VGAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, VGAC’s directors, and executive officers, have interests in such proposal that are different from, or in addition to, those of VGAC shareholders and VGAC warrantholders generally. These interests include, among other things, the interests listed below:

•	the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by it in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 12,713,750 Class B ordinary shares it currently owns and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $12,171,000 for its private placement warrants, and such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the Sponsor and VGAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if VGAC fails to complete an initial business combination by October 6, 2022;

•	the fact that the Registration Rights Agreement will be entered into by the Sponsor;

•

the fact that the Sponsor transferred 30,000 Class B ordinary shares to each of VGAC’s three independent directors prior to the initial public offering, and such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that each of Mr. Bayliss and Mr. Lovell invested $300,000 in the Sponsor and hold interests in the Sponsor that represent an indirect interest in 1,667,581 Class B ordinary shares and 197,814 private placement warrants, and the fact that Mr. Brown, Mr. Lockhart III and Ms. Briggs invested $1,000,000, $500,000 and $250,000, respectively, in the Sponsor indirectly through an investment in VG Acquisition Holdings LLC, an affiliate of the Sponsor, and hold interests in VG Acquisition Holdings LLC that represent an indirect interest in 706,819, 353,409 and 176,705 Class B ordinary shares, respectively, and 665,740, 332,870, and 166,435 private placement warrants, respectively, and all of such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•	the continued indemnification of VGAC’s directors and officers and the continuation of VGAC’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and VGAC’s officers and directors will lose their entire investment in VGAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by October 6, 2022;

•

the fact that if the trust account is liquidated, including in the event VGAC is unable to complete an initial business combination by October 6, 2022, the Sponsor has agreed to indemnify VGAC to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which VGAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to VGAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•

the fact that the Virgin Group owns 39,760 shares of 23andMe Class A Preferred Stock, for which it invested $50,000, which shares will be converted to shares of 23andMe Class B Common Stock immediately prior to the Closing and canceled in exchange for the right to receive approximately 91,487 shares of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, which shares of New 23andMe Class B Common Stock will represent approximately 0.02% of outstanding shares of New 23andMe Common Stock and approximately 0.03% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock; and

•

the fact that the Virgin Group and the Sponsor will collectively own 12,713,750 shares of New 23andMe Class A Common Stock and approximately 91,487 shares of New 23andMe Class B Common Stock, which collectively will represent approximately 3.23% of outstanding shares of New 23andMe Common Stock and approximately 0.42% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock and assuming that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million.

The Sponsor has, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive its anti-dilution rights with respect to its Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

Approval of each of the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal, requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, approval of each of the foregoing proposals would require 19,070,626, or 37.5%, of the 50,855,000 public shares sold in the initial public offering would need to be voted in favor of each of the foregoing proposals in addition to the founder shares held by the Sponsor (assuming all outstanding shares are voted).

Approval of each of the Domestication Proposal and the Charter Amendment Proposal requires the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, approval of each of the foregoing proposals would require 29,665,418, or 58.3%, of the 50,855,000 public shares sold in the initial public offering would need to be voted in favor of each of the foregoing proposals in addition to the founder shares held by the Sponsor (assuming all outstanding shares are voted).

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding VGAC or its securities, the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of VGAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfying the requirements that (i) the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal are approved by being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (ii) the Domestication Proposal and the Charter Amendment Proposal are approved by the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (iii) the Minimum Available Cash Condition is met and/or otherwise limit the number of public shares electing to redeem, and (iv) New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. VGAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is in the best interests of VGAC and VGAC shareholders and what he or she or they may believe is best for himself or herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Recommendation to Shareholders of VGAC

The VGAC Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of VGAC and VGAC shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Amendment Proposal, “FOR” each of the Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is in the best interests of VGAC and VGAC shareholders and what he or she or they may believe is best for himself or herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of December 31, 2020, and (i) assuming that none of VGAC’s outstanding public shares are redeemed in connection with the Business Combination and (ii) assuming 25,864,535 Class A ordinary shares (being VGAC’s estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Available Cash Condition based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination.

No Redemption

Source of Funds(1) (in thousands)	Uses(1) (in thousands)
Existing Cash held in trust account(2)	$508,645	Merger Consideration to 23andMe Equityholders(3)	$3,600,000
Merger Consideration to 23andMe Equityholders(3)	$3,600,000	Transaction Fees and Expenses	$64,100
PIPE Financing(3)	$250,000	Remaining Cash to Balance Sheet	$694,545

Total Sources	$4,358,645	Total Uses	$4,358,645

(1)	Totals might be affected by rounding.

(2)	As of December 31, 2020.
(3)	Shares issued to 23andMe Equityholders and PIPE Investors are at a deemed value of $10.00 per share.

Maximum Redemption

Source of Funds(1) (in thousands)	Uses(1) (in thousands)
Existing Cash held in trust account(2)	$508,645	Merger Consideration to 23andMe Equityholders(3)	$3,600,000
Merger Consideration to 23andMe Equityholders(3)	$3,600,000	Transaction Fees and Expenses	$64,100
		VGAC public shareholder redemptions	$258,645
Pipe Financing(3)	$250,000	Remaining Cash to Balance Sheet	$435,900

Total Sources	$4,358,645	Total Uses	$4,358,645

(1)	Totals might be affected by rounding.
(2)	As of December 31, 2020.
(3)	Shares issued to 23andMe Equityholders and PIPE Investors are at a deemed value of $10.00 per share.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of VGAC as a result of the Domestication. The business, capitalization, assets and liabilities, and financial statements of New 23andMe immediately following the Domestication will be the same as those of VGAC immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, VGAC has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors: (i) the business of 23andMe will comprise the ongoing operations of New 23andMe; (ii) 23andMe’s senior management will comprise the senior management of New 23andMe; (iii) the pre-Business Combination stockholders of 23andMe will have the largest ownership of New 23andMe and the right to appoint the highest number of board members relative to other stockholders; and (iv) the headquarters of 23andMe will be that of New 23andMe. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of 23andMe with the Business Combination being treated as the equivalent of 23andMe issuing stock for the net assets of VGAC, accompanied by a recapitalization. The net assets of VGAC will be stated at historical costs, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The VGAC portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New 23andMe’s assets, subjecting the completion of the Business Combination to regulatory conditions, or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. VGAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, VGAC cannot assure you as to its result.

None of VGAC and 23andMe are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Relating to the Business Combination

On April 11, 2021, a complaint was filed in the Supreme Court of the State of New York, County of New York, by a purported VGAC shareholder in connection with the Business Combination, captioned DeStefano v. VG Acquisition Corp., et al. (the “Complaint”). The Complaint names VGAC and members of the VGAC Board as defendants. The Complaint alleges breaches of fiduciary duties by members of the VGAC Board and aiding and abetting the VGAC Board’s breaches of fiduciary duties by VGAC. The Complaint also alleges that the registration statement of which this proxy statement/prospectus forms a part is materially deficient and omits and/or misrepresents material information including, among other things, certain financial information, details regarding VGAC’s financial advisors, and other information relating to the background of the Business Combination. In addition to costs and attorneys’ fees, the Complaint seeks to enjoin the closing of the Business Combination; and in the event the Business Combination is consummated, to set aside the Business Combination and/or obtain recessionary or other damages. Defendants believe that the Complaint is without merit.

There can be no assurances that additional complaints or demands will not be filed or made with respect to the Business Combination. If additional similar complaints or demands are filed or made, absent new or different allegations that are material, VGAC will not necessarily announce them.

Emerging Growth Company

VGAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in VGAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. VGAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, VGAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of VGAC’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

New 23andMe will qualify as an “emerging growth company.” New 23andMe will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the initial public offering, (b) in which New 23andMe has total annual gross revenue of at least $1.07 billion, or (c) in which New 23andMe is deemed to be a large accelerated filer, which means the market value of the common equity of New 23andMe that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New 23andMe has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act. Following the Business Combination, VGAC expects that New 23andMe will remain an emerging growth company until March 31, 2022.

Smaller Reporting Company

Additionally, VGAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced or scaled disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, VGAC expects that New 23andMe will no longer be a smaller reporting company.

Risk Factors

In evaluating the proposals to be presented at the VGAC extraordinary general meeting, a VGAC shareholder should carefully read this proxy statement/consent solicitation statement/prospectus in its entirety and especially consider the factors discussed in the section entitled “Risk Factors.”

Recent Developments

Preliminary Financial Results for the Fiscal Year Ended March 31, 2021

23andMe expects to report total revenue for the fiscal year ended March 31, 2021 in the range of $240 million to $247 million, compared to projected revenue of $218 million provided by 23andMe to VGAC in December 2020 for use as a component of its overall evaluation of 23andMe as described herein under “Business Combination Proposal—Certain Company Projected Financial Information.” For the fiscal year ended March 31, 2020, revenue was $305.5 million. Revenue for fiscal 2021 was positively impacted in comparison to the forecast by PGS revenues recognized in the fourth quarter of fiscal 2021 following stronger than expected holiday sales performance. As discussed below under “23andMe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” historically 23andMe has experienced higher PGS revenue in the fourth quarter of the fiscal year, which includes PGS revenue recognized with respect to the holiday period, compared to other quarters, and in fiscal 2020 and 2019, the fourth quarter revenue represented 31% and 35% of PGS revenue, respectively. In fiscal 2021, 23andMe expects reported fourth quarter

PGS revenue to represent approximately 38% to 41% of PGS revenue for the fiscal year. For fiscal 2021, 23andMe expects to report cost of revenue in the range of $123 million to $130 million (compared to $168 million for fiscal 2020), operating expenses in the range of $301 million to $318 million (compared to $395.9 million for fiscal 2020), and net and comprehensive loss of $176 million to $206 million (compared to $250.9 million for fiscal 2020).

For the fiscal year ended March 31, 2021, 23andMe expects to report positive Adjusted EBITDA for its Consumer & Research Services segment in the range of $5 million to 15 million, compared to $(65.8) million for the fiscal year ended March 31, 2020. The increase in Adjusted EBITDA was driven by improved operational performance in the Consumer & Research Services segment driven by strong sales of PGS kits during the holiday period and cost controls implemented as part of restructuring activities in fiscal 2020. 23andMe expects to report negative Adjusted EBITDA for the Therapeutics segment in the range of $(55) million to $(65) million, compared to $(52.9) million for the fiscal year ended March 31, 2020. Adjusted EBITDA is the measure of segment profitability reported to 23andMe’s Chief Executive Officer, its chief operating decision-maker. See “23andMe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and 23andMe’s consolidated financial statements and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus for more information with respect to Adjusted EBITDA.

The foregoing preliminary financial results for fiscal 2021 should be read together with the sections of this proxy statement/consent solicitation statement/prospectus entitled “Information About 23andMe” and “23andMe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and 23andMe’s audited consolidated financial statements and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The foregoing contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions, as described under the heading “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/consent solicitation statement/prospectus.

Note Regarding Preliminary Financial Results. The foregoing preliminary financial results for fiscal 2021 are preliminary and unaudited and are based solely on information available to 23andMe as of the date of this proxy statement/consent solicitation statement/prospectus. Reported results for fiscal 2021 remain subject to the completion of management’s final reviews and 23andMe’s other financial closing procedures and may differ from these estimated preliminary results due to the completion of such financial closing procedures, final adjustments, and other developments that may arise during the review process. The foregoing preliminary financial results for fiscal 2021 included in this proxy statement/consent solicitation statement/prospectus have been prepared by and are the responsibility of 23andMe’s management. 23andMe’s independent registered public accountants have not audited, reviewed, compiled, or performed any procedures with respect to these estimated financial results and, accordingly, do not express an opinion or any other form of assurance with respect to these preliminary estimates.

SELECTED HISTORICAL FINANCIAL INFORMATION OF VGAC

VGAC is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. VGAC’s condensed balance sheet data as of December 31, 2020 and the statement of operations data and cash flow data for the period from February 19, 2020 (inception) through December 31, 2020 are derived from VGAC’s audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The information is only a summary and should be read in conjunction with VGAC’s consolidated financial statements and related notes and “VGAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/consent solicitation statement/prospectus. VGAC’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

For the Period from February 19, 2020 to December 31, 2020
Statement of Operations Data
Formation and operating costs	$971,032

Loss from operations	(971,032)
Other income (expense):
Interest earned on marketable securities held in Trust Account	95,349
Change in fair value of warranty liability	(47,727,542)

Total other income (expense)	(47,632,193)

Net Loss	$(48,603,225)

Weighted average shares outstanding of Class A redeemable ordinary shares	50,526,839

Basic and diluted net income per share, Class A	$0.00

Weighted average shares outstanding of Class B non-redeemable ordinary shares	12,032,668

Basic and diluted net loss per share, Class B	$(4.05)

For the Period from February 19, 2020 to December 31, 2020
Balance Sheet Data
Total Current Assets	$1,236,636
Cash and marketable securities held in Trust Account	508,645,349

Total Assets	509,881,985
Total Liabilities	88,115,661
Class A ordinary shares subject to possible redemption, 41,676,632 shares at $10.00 per share	416,766,320
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized; 9,178,368 shares issued and outstanding (excluding 41,676,632 shares subject to possible redemption)	918
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 12,713,750 shares issued and outstanding	1,271
Additional paid-in capital	53,601,040
Accumulated deficit	(48,603,225)

SELECTED HISTORICAL FINANCIAL INFORMATION OF 23ANDME

You should read the following summary historical financial data of 23andMe together with 23andMe’s consolidated financial statements and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus and the information in the section entitled “23andMe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” 23andMe has derived the consolidated statements of operations data for the nine months ended December 31, 2020 and the fiscal years ended March 31, 2020 and March 31, 2019, and the balance sheet data as of December 31, 2020 and March 31, 2020 from 23andMe’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. 23andMe’s historical results are not necessarily indicative of the results that may be expected in the future. In accordance with Item 3-06(a)(3) of Regulation S-X, 23andMe’s audited financial statements included herein consist of audited financial statements as of December 31, 2020 and March 31, 2020 and for the nine months ended December 31, 2020 and the fiscal years ended March 31, 2020 and March 31, 2019.

The following tables set forth 23andMe’s historical financial information as of, and for the periods ended on, the dates indicated (in thousands, except per share data).

	For the Nine Months Ended December 31, 2020	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019
Consolidated Statements of Operations Data
Revenue	$155,338	$305,463	$440,900
Cost of revenue	82,861	168,031	248,010
Gross profit	72,477	137,432	192,890
Operating expenses
Research and development	114,260	181,276	140,532
Sales and marketing	31,242	110,519	190,848
General and administrative	45,094	59,392	50,293
Restructuring and other charges	—	44,692	—
Total operating expenses	190,596	395,879	381,673
Loss from operations	(118,119)	(258,447)	(188,783)
Interest and other income, net	1,513	7,584	5,250
Net and comprehensive loss	$(116,606)	$(250,863)	$(183,533)
Net loss per share attributable to common stockholders, basic and diluted	$(2.81)	$(6.52)	$(5.32)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	41,498,560	38,453,767	34,482,458

	For the Nine Months Ended December 31, 2020	For the Year Ended March 31, 2020
Consolidated Balance Sheet Data
Cash	$288,687	$207,942
Inventories	16,249	14,122
Total assets	$476,539	$404,630
Total liabilities	320,560	270,430
Redeemable convertible preferred stock	837,351	755,083
Accumulated deficit	(910,225)	(793,619)
Total stockholders’ deficit	(681,372)	(620,883)

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of December 31, 2020, which combines the historical consolidated balance sheet of VGAC as of December 31, 2020 with the historical consolidated balance sheet of 23andMe as of December 31, 2020 on a pro forma basis as if the Business Combination and the other events contemplated by the Merger Agreement had been consummated on December 31, 2020.

VGAC and 23andMe have different fiscal years. VGAC’s fiscal year ends on December 31, whereas 23andMe’s fiscal year ends on March 31. The following summary unaudited pro forma condensed combined financial information has been derived from then unaudited pro forma combined statement of operations for the twelve months ended December 31, 2020, which combines the historical statement of operations of VGAC for the period from February 19, 2020 (inception) through December 31, 2020 with the unaudited historical consolidated statement of operations of 23andMe for the twelve months ended December 31, 2020. 23andMe’s financial results for the twelve months ended December 31, 2020 have been derived by adding its unaudited results of operations for the three months ended March 31, 2020 to its audited results of operations for the nine months ended December 31, 2020. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2020 has been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X. The unaudited pro forma combined consolidated statement of operations are presented on a pro forma basis as if the Business Combination and the other events contemplated by the Merger Agreement had been consummated on January 1, 2020.

The pro forma combined information contained herein assumes VGAC’s shareholders approve the proposed Merger. VGAC’s public shareholders may elect to redeem their Class A ordinary shares even if they approve the proposed Business Combination. VGAC cannot predict how many of its public shareholders will elect to redeem their Class A ordinary shares for cash. As a result, VGAC has provided pro forma combined financial statements under two different redemption scenarios:

•	Assuming no redemptions: This presentation assumes that no Class A ordinary shares are redeemed.

•

Assuming maximum redemptions: This presentation assumes that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million less transaction expenses, estimated at $64.1 million. This is based on the amount of $758.65 million in the trust account as of December 31, 2020, inclusive of accrued dividends and PIPE Financing of $250.0 million in connection with the Business Combination. Under this scenario, approximately 25,864,535 Class A ordinary shares may be redeemed and still enable VGAC to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement.

The actual redemptions will likely be within the scenarios described above; however, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, 23andMe is considered the accounting acquirer.

The unaudited pro forma combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New 23andMe’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New 23andMe. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma combined financial information should also be read together with “VGAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “23andMe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

	Unaudited Combined Pro Forma
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Twelve Months Ended December 31, 2020
Revenue	$249,627	$249,627
Basic and diluted net loss per share(1)	$(0.56)	$(0.60)
Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2020
Total assets	$1,172,310	$913,665
Total liabilities	$390,845	$390,845
Total stockholders’ equity	$781,465	$522,820

(1)

The basic and diluted net loss per share for (a) New 23andMe Class A Common Stock and (b) New 23andMe Class B Common Stock is the same for the respective periods. Thus, net loss per share is not presented separately for the different classes of New 23andMe Common Stock in the table above. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

COMPARATIVE PER SHARE DATA

The following table sets forth summary historical comparative share information for VGAC and 23andMe and unaudited pro forma combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•	Assuming no redemptions: This presentation assumes that no VGAC Class A ordinary shares are redeemed.

•

Assuming maximum redemptions: This presentation assumes that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million. This is based on the amount of $758.6 million in the trust account as of December 31, 2020, inclusive of accrued dividends and PIPE Financing of $250.0 million in connection with the Business Combination, and a redemption price of $10.00 per share. Under this scenario, approximately 25,864,535 VGAC Class A ordinary shares may be redeemed and still enable VGAC to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement.

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2020. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if they had occurred on January 1, 2020.

This information is only a summary and should be read together with the summary historical financial information summary included elsewhere in this proxy statement/prospectus/consent solicitation, and the historical financial statements of VGAC and 23andMe and related notes. The unaudited pro forma combined per share information of VGAC and 23andMe is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share that would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of VGAC and 23andMe would have been had the companies been combined during the periods presented.

	Historical		Pro Forma
	VGAC	23andMe	No Redemption	Maximum Redemption
As of and for the twelve months ended December 31, 2020(1)
Book value per share(2)	$0.08	$(0.02)	$1.85	$1.32
Net loss per share – basic and diluted(2)(3)	$0.00	$(4.56)	$(0.56)	$(0.60)

(1)

The book value per share and net loss per share for (a) VGAC Class A ordinary shares and (b) VGAC Class B ordinary shares and (x) 23andMe Class A Common Stock and (y) 23andMe Class B Common Stock is the same for the respective periods. Thus, the book value per share and net loss per share are not presented separately for the different classes of VGAC ordinary shares and 23andMe common stock in the table above. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)	Book value per share is calculated as (a) total permanent equity at December 31, 2020 divided by (b) the total number of shares of common stock outstanding classified in permanent equity.

(3)

At December 31, 2020, VGAC had outstanding warrants to purchase up to 25,065,666 shares of New 23andMe Class A Common Stock. One whole warrant entitles the holder thereof to purchase one share of New 23andMe Class A Common Stock at a price of $11.50 per share. New 23andMe’s warrants are anti-dilutive on a pro forma basis and have been excluded from the diluted number of the New 23andMe’s shares outstanding at the time of closing.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/consent solicitation statement/prospectus, including the Annexes and the accompanying consolidated financial statements of 23andMe and VGAC, in evaluating the Business Combination and the proposals to be voted on at the extraordinary general meeting. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” 23andMe or VGAC may face additional risks and uncertainties that are not presently known to 23andMe or VGAC, or that 23andMe or VGAC currently deems immaterial, which may also impair 23andMe’s or VGAC’s business or financial condition.

Risks Related to 23andMe and New 23andMe’s Business Following the Business Combination

Risks Related to 23andMe’s Business

Consumer and Research Services Business Risks

The market for personal genetics products and services has experienced a recent overall decline, which corresponds with 23andMe’s recent and significant decreases in revenues. If this trend continues or worsens, it would adversely affect 23andMe’s business and results of operations.

The 23andMe revenue model has historically been derived principally from customers who purchase its Personal Genome Service® (“PGS”). For the nine months ended December 31, 2020, the fiscal year ended March 31, 2020, and the fiscal year ended March 31, 2019, PGS revenue accounted for 77%, 89% and 96% percentage of revenues, respectively. 23andMe has recently experienced significant decreases in revenues. In fiscal 2020, 23andMe’s total revenues decreased by over 30% as compared to fiscal year 2019. There is no assurance that 23andMe’s business model will be successful or that it will generate increased revenues or become profitable as a result of marketing its current PGS products or any future products or services. 23andMe may be forced to make significant changes to its anticipated pricing, sales and revenue model to compete with its competitors’ offerings, and even if such changes are implemented, there is no guarantee that they will be successful. If the current market trend continues or worsens, or 23andMe is unable to adjust its approach to meet market demands, its revenues and results of operations will be adversely affected.

Competition in the personal genetics market presents an ongoing threat to the success of 23andMe’s business.

The number of companies entering the personal genetics market with offerings similar to 23andMe’s PGS continues to increase. 23andMe believes that its ability to compete depends upon many factors both within and beyond 23andMe’s control, including the following:

•	the size of 23andMe’s customer base;

•	the timing and market acceptance of products and services, including the developments and enhancements to those products and services, offered by 23andMe or its competitors;

•	customer service and support efforts;

•	selling and marketing efforts;

•	ease of use, performance, price and reliability of solutions developed either by 23andMe or its competitors; and

•	23andMe’s brand strength relative to its competitors.

23andMe also faces competition from other companies attempting to capitalize on the same, or similar, opportunities as it is, including from existing diagnostic, laboratory services and other companies entering the personal genetics market with new offerings such as direct access and/or consumer self-pay tests and genetic interpretation services. Some of 23andMe’s current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than it does. These factors may allow 23andMe’s competitors to respond more quickly or efficiently than it can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than 23andMe has. 23andMe’s competitors may develop products or services that are similar to its products and services or that achieve greater market acceptance than its products and services. This could attract customers away from 23andMe’s services and reduce its market share.

If 23andMe’s competitors receive further Food and Drug Administration (“FDA”) marketing approval for in vitro diagnostic products, 23andMe’s business could be adversely affected.

23andMe was the first direct-to-consumer genetic testing company to include FDA-authorized genetic health risk, carrier status and pharmacogenetic reports. 23andMe’s competitors had previously released products that were not cleared or approved by the FDA and required partnership with independent physicians, but in August 2020, one of its competitors received premarket notification, also called 510(k) clearance, for their saliva collection kit and one of their genetic health risk reports, and in December 2020 another competitor received a 510(k) clearance for one of their health risk reports. Following these FDA clearances, 23andMe’s competitors can now market those cleared reports directly to consumers rather than relying on clinician network partners. If 23andMe’s competitors receive further FDA approvals, 23andMe’s business could be adversely affected.

The sizes of the markets and forecasts of market growth for the demand of 23andMe’s products and services, including its research services and other key potential success factors are based on a number of complex assumptions and estimates, and may be inaccurate.

23andMe estimates annual total addressable markets and forecasts of market growth for its PGS. 23andMe has also developed a standard set of key performance indicators in order to enable it to assess the performance of its business in and across multiple markets, and to forecast future revenue. These estimates, forecasts and key performance indicators are based on a number of complex assumptions, internal and third-party estimates and other business data, including assumptions and estimates relating to 23andMe’s ability to generate revenue from the development of new workflows. While 23andMe believes its assumptions and the data underlying its estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting 23andMe’s assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and indicators. Consequently, 23andMe’s estimates of the annual total addressable market and its forecasts of market growth and future revenue from its products and services, including its research services may prove to be incorrect, and its key business metrics may not reflect 23andMe’s actual performance. For example, if the annual total addressable market or the potential market growth for 23andMe’s products and services is smaller than 23andMe has estimated or if the key business metrics 23andMe utilizes to forecast revenue are inaccurate, it may impair 23andMe’s sales growth and have an adverse impact on 23andMe’s business, financial condition, results of operations and prospects.

23andMe relies on key sole suppliers to manufacture and perform services used by customers who purchase 23andMe’s PGS. 23andMe’s reliance on limited contracted manufacturing and supply chain capacity could adversely affect 23andMe’s ability to meet customer demand.

23andMe does not have manufacturing capabilities and does not plan to develop such capacity in the foreseeable future. Accordingly, 23andMe relies on third-party suppliers to provide materials (such as 23andMe’s saliva collection kits, bead chips, reagents or other materials and equipment used in 23andMe’s laboratory operations) and services (such as 23andMe’s laboratory processing services). Currently, 23andMe relies on a sole supplier to manufacture 23andMe’s saliva collection kits used by customers who purchase

23andMe’s PGS. Change in the supplier or design of certain of the materials which 23andMe relies on, in particular the bead chip and saliva collection kit, could result in a requirement that 23andMe seek additional premarket review from the FDA before making such a change. 23andMe also is required to validate any new laboratory or laboratories in accordance with FDA standards prior to utilizing their services for 23andMe’s U.S. customers. 23andMe cannot be certain that 23andMe will be able to secure alternative laboratory processing services, materials and equipment, and bring such alternative materials and equipment on line and revalidate them without experiencing interruptions in 23andMe’s workflow, or that any alternative materials will meet 23andMe’s quality control and performance requirements of 23andMe’s contracted laboratory.

Although 23andMe maintains relationships with suppliers with the objective of ensuring that 23andMe has adequate supply for the delivery of 23andMe’s services, increases in demand for such items can result in shortages and higher costs. 23andMe’s suppliers may not be able to meet 23andMe’s delivery schedules, 23andMe may lose a significant or sole supplier, a supplier may not be able to meet performance and quality specifications and 23andMe may not be able to purchase such items at a competitive cost. Further, 23andMe may experience shortages in certain items as a result of limited availability, increased demand, pandemics (such as the COVID-19 pandemic) or other outbreaks of contagious diseases, weather conditions and natural disasters, as well as other factors outside of 23andMe’s control. 23andMe’s freight costs may increase due to factors such as limited carrier availability, increased fuel costs, increased compliance costs associated with new or changing government regulations, pandemics (such as the COVID-19 pandemic) or other outbreaks of contagious diseases and inflation. Higher prices for natural gas, propane, electricity and fuel also may increase 23andMe’s production and delivery costs. The prices charged for 23andMe’s products may not reflect changes in its packaging material, freight, tariff and energy costs at the time they occur, or at all.

In order for other parties to perform manufacturing and participate in our supply chain, 23andMe sometimes must transfer technology to the other party, which can be time consuming and may not be successfully accomplished without considerable cost and expense, or at all. 23andMe will have to depend on these other parties to perform effectively on a timely basis and to comply with regulatory requirements. If for any reason they are unable to do so, and as a result 23andMe is unable to manufacture and supply sufficient quantities of 23andMe’s products on acceptable terms, or if 23andMe should encounter delays or other difficulties with the third parties on which 23andMe relies for its supply chain, its business, prospects, operating results, and financial condition may be materially harmed.

23andMe’s business significantly depends upon the strength of 23andMe’s brand, and if 23andMe is not able to maintain and enhance its brand, its ability to expand its customer base may be impaired and 23andMe’s business and operating results may be harmed.

23andMe believes that the brand identity that 23andMe has developed has significantly contributed to the success of 23andMe’s business. 23andMe also believes that maintaining and enhancing the “23andMe” brand is a significant factor in expanding 23andMe’s customer base and current and future business opportunities. Maintaining and enhancing 23andMe’s brand may require 23andMe to make substantial investments and these investments may not be successful. If 23andMe fails to promote and maintain the “23andMe” brand, or if 23andMe incurs excessive expenses in this effort, 23andMe’s business, operating results and financial condition may be materially and adversely affected. 23andMe anticipates that, as its market becomes increasingly competitive, maintaining and enhancing 23andMe’s brand may become increasingly difficult and expensive.

23andMe has a limited history introducing new products and services to 23andMe’s customers. If 23andMe’s efforts to attract new customers and engage existing customers with enhanced products and services, including 23andMe’s subscription service released in late 2020, are unsuccessful or if such efforts are more costly than 23andMe expects, its business may be harmed.

23andMe’s success depends on 23andMe’s ability to attract new customers and engage existing customers in a cost-effective manner. In order to acquire and engage customers, 23andMe must, among other things, promote and sustain its platform and provide high-quality products, user experiences, and service. If customers do not perceive 23andMe’s PGS and PGS reports to be reliable and of high quality, if 23andMe fails to introduce new and improved products and services, or if 23andMe introduces new products or services that are not favorably received by the market, 23andMe may not be able to attract or retain customers. For example, the increased growth of 23andMe’s subscription service, 23andMe+, depends upon how compelling this offering is to customers. Many of 23andMe’s 23andMe+ subscribers may initially access the subscription service for a discount. While 23andMe strives to demonstrate the value of 23andMe’s subscription service to its customers, and encourages eligible customers to become a paid subscriber of 23andMe+, these customers may not convert to a fully paid subscription to 23andMe+ after they take advantage of 23andMe’s promotions. Moreover, if 23andMe is unable to keep existing customers engaged, including by their participation in research and responses to questionnaires, 23andMe’s ability to grow its database and discover new insights about the relationship between genetics and disease will be compromised. If 23andMe is unable to attract new customers or engage existing customers, including as subscribers of 23andMe+, 23andMe’s revenue and 23andMe’s operating results may grow slower than expected or decline.

23andMe’s marketing efforts currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as Facebook, search engine optimization on websites, such as Google, Bing, and Yahoo!, various branding strategies, and mobile “push” notifications and email. During the nine month period ended December 31, 2020, the fiscal year ended March 31, 2020, and the fiscal year ended March 31, 2019, 23andMe spent $31.2 million, $110.5 million, and $190.8 million on sales and marketing, representing 20%, 36% and 43% of 23andMe’s revenue, respectively. 23andMe anticipates that sales and marketing expenses will continue to represent a significant percentage of 23andMe’s overall operating costs for the foreseeable future. 23andMe has historically acquired a significant number of 23andMe’s users through digital advertising on platforms and websites owned by Facebook and Google, which may terminate their agreements with 23andMe at any time. 23andMe’s investments in sales and marketing may not effectively reach potential customers, potential customers may decide not to buy 23andMe’s products or services, or customer spend for 23andMe’s products and services may not yield the intended return on investment, any of which could negatively affect 23andMe’s financial results.

Many factors, some of which are beyond 23andMe’s control, may reduce 23andMe’s ability to acquire, maintain and further engage with customers, including those described in this “Risk Factors” section and the following:

•

system updates to app stores and advertising platforms such as Facebook and Google, including adjustments to algorithms that may decrease user engagement or negatively affect 23andMe’s ability to reach a broad audience;

•	changes in advertising platforms’ pricing, which could result in higher advertising costs;

•

changes in digital advertising platforms’ policies, such as those of Facebook and Google, that may delay or prevent 23andMe from advertising through these channels, which could result in reduced traffic to and sales on 23andMe’s platform;

•	changes in search algorithms by search engines;

•	inability of 23andMe’s email marketing messages to reach the intended recipients’ inbox;

•	ineffectiveness of 23andMe’s marketing efforts and other spend to continue to acquire new customers and maintain and increase engagement with existing customers;

•	decline in popularity of, or governmental restrictions on, social media platforms where 23andMe advertises;

•	the development of new search engines or social media sites that reduce traffic on existing search engines and social media sites; and

•	consumer behavior changes as a result of COVID-19.

In addition, 23andMe believes that many of its new customers originate from word-of-mouth and other non-paid referrals from existing customers, including purchases of kits for gift giving, so 23andMe must ensure that its existing customers remain loyal and continue to derive value from its service in order to continue receiving those referrals. If 23andMe’s efforts to satisfy its existing customers are not successful, 23andMe may not be able to attract new customers. Further, if 23andMe’s customer base does not continue to grow, 23andMe may be required to incur significantly higher marketing expenses than 23andMe currently anticipates in order to attract new customers. A significant decline in 23andMe’s customer base would have an adverse effect on 23andMe’s business, financial condition and results of operations.

Revenue derived from 23andMe’s kit sales is dependent on seasonal holiday demand and the timing of Amazon Prime Day, which could lead to significant quarterly fluctuations in revenue and results of operations.

23andMe’s kit sales are dependent on seasonal holiday demand, as well as the timing of Amazon Prime Day, which has varied in recent years. 23andMe generates a significant amount of its PGS revenue during the fourth quarter of its fiscal year, due to seasonal holiday demand and to the fact that kits that are ordered during the holiday season (which occurs during the third quarter of its fiscal year) are recognized as revenue when the customer sends in their kit to the laboratory to be processed and genetic reports are delivered to the customer, which typically for holiday purchases tends to occur in the fourth fiscal quarter. For example, in fiscal 2020 and 2019, fourth quarter revenue represented 31% and 35% of 23andMe’s total revenue, respectively. 23andMe’s promotional activity is also higher in the third fiscal quarter, which may reduce gross margin during this period. Purchasing patterns of kit sales also are aligned with other gift-giving and family-oriented holidays such as Mother’s Day and Father’s Day, as well as with Amazon Prime Day, which may change from year to year.

This seasonality causes 23andMe’s operating results to vary considerably from quarter to quarter. Additionally, any decrease in sales or profitability during the fourth quarter of the fiscal year could have a disproportionately adverse effect on 23andMe’s results of operations, which could, in turn, cause the value of 23andMe’s Class A common stock to fluctuate or decrease. This seasonality also could become more pronounced and may cause 23andMe’s operating results to fluctuate more widely.

23andMe also may experience an increase in lab processing times and costs associated with shipping orders due to freight surcharges due to peak capacity constraints and additional long-zone shipments necessary to ensure timely delivery for the holiday season. Such delays could lead to an inability to meet advertised estimated lab processing times, resulting in customer dissatisfaction or reputational damage. If too many customers access 23andMe’s website within a short period of time, 23andMe may experience system interruptions that make its website unavailable or prevent 23andMe from efficiently fulfilling orders, which may reduce the volume of kits sold. Also, third-party delivery and direct ship vendors may be unable to deliver merchandise on a timely basis.

23andMe plans to expand operations abroad where 23andMe has limited operating experience and may be subject to increased business and economic risks that could impact 23andMe’s financial results.

23andMe’s PGS is available in the U.S., Canada, the United Kingdom (the “UK”), and in certain other markets globally. 23andMe plans to pursue international expansion of its business operations and 23andMe may expand its offering in existing international markets or enter new international markets where 23andMe has limited or no experience in marketing, selling and deploying 23andMe’s product and services. If 23andMe’s fail to deploy or manage 23andMe’s operations in these countries successfully, 23andMe’s business and operations may suffer. In addition, 23andMe is subject to a variety of risks inherent in doing business internationally, including:

•	political, social and/or economic instability;

•	risks related to governmental regulations in foreign jurisdictions and unexpected changes in regulatory requirements and enforcement;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	enhanced difficulties of integrating any foreign acquisitions;

•	burdens of complying with a variety of foreign laws;

•	reduced protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

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different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions;

•	compliance with statutory equity requirements; and

•	management of tax consequences and compliance.

If 23andMe is unable to manage the complexity of global operations successfully, 23andMe’s financial performance and operating results could suffer.

23andMe’s pricing strategies may not meet customers’ price expectations or may adversely affect 23andMe’s revenues.

23andMe’s pricing strategies have had, and may continue to have, a significant impact on 23andMe’s revenue. From time to time, 23andMe offers discounted prices as a means of attracting customers. Such offers and discounts, however, may reduce 23andMe’s revenue and margins. In addition, 23andMe’s competitors’ pricing and marketing strategies are beyond its control and can significantly affect the results of 23andMe’s pricing strategies. If 23andMe’s pricing strategies, which may evolve over time, fail to meet its customers’ price expectations or fail to result in increased margins, or if 23andMe is unable to compete effectively with its competitors if they engage in aggressive pricing strategies or other competitive activities, it could have a material adverse effect on 23andMe’s business.

Any significant disruption in service on 23andMe’s website, mobile applications, or in 23andMe’s computer or logistics systems, whether due to a failure with 23andMe’s information technology systems or that of a third-party vendor, could harm 23andMe’s reputation and may result in a loss of customers.

Customers purchase 23andMe’s PGS and access its services through 23andMe’s website or 23andMe’s mobile applications. 23andMe’s reputation and ability to attract, retain and serve 23andMe’s customers is dependent upon the reliable performance of its website, mobile applications, network infrastructure and content delivery processes. Interruptions in any of these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of 23andMe’s website or mobile applications, including 23andMe’s databases, and prevent 23andMe’s customers from accessing and using 23andMe’s services.

23andMe’s systems and operations are also vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquake and similar events. In addition, 23andMe’s headquarters are located in the San Francisco Bay Area which over the past several years has been subject to planned power outages to reduce the risk of wildfire, and these power outages can last for several days, which may limit or curtail certain operations. In the event of any catastrophic failure involving 23andMe’s website, 23andMe may be unable to serve its web traffic. The occurrence of any of the foregoing risks could result in damage to 23andMe’s systems or could cause them to fail completely, and 23andMe’s insurance may not cover such risks or may be insufficient to compensate 23andMe for losses that may occur.

Additionally, 23andMe’s business model is dependent on 23andMe’s ability to deliver kits to customers and have kits processed and returned to 23andMe. This requires coordination between 23andMe’s logistics providers and third-party shipping services. Operational disruptions may be caused by factors outside of 23andMe’s control such as hostilities, political unrest, terrorist attacks, natural disasters, pandemics and public health emergencies, such as COVID-19, affecting the geographies where 23andMe’s operations and customers are located. 23andMe may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of a catastrophic event. In addition, operational disruptions may occur during the holiday season, causing delays or failures in deliveries of PGS kits. Any such disruption may result in lost revenues, a loss of customers and reputational damage, which would have an adverse effect on 23andMe business, results of operations and financial condition.

Use of social media and email may adversely affect 23andMe’s reputation or subject 23andMe to fines or other penalties.

23andMe uses social media and email as part of its approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, the failure by 23andMe, 23andMe’s employees or third parties acting on its behalf or at its direction to abide by applicable laws and regulations in the use of these channels could adversely affect 23andMe’s reputation or subject 23andMe to fines, other penalties, or lawsuits. Although 23andMe continues to update 23andMe’s practices as these laws change over time, 23andMe may be subject to lawsuits alleging 23andMe’s failure to comply with such laws. In addition, 23andMe’s employees or third parties acting on 23andMe’s behalf or at 23andMe’s direction may knowingly or inadvertently use social media, including through advertisements, in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of 23andMe’s business, employees, users, or others. Any such inappropriate use of social media and emails could also cause reputational damage.

23andMe’s customers may engage with 23andMe online through social media platforms, including Facebook, Instagram, and Twitter, by providing feedback and public commentary about all aspects of 23andMe’s business. Information concerning 23andMe, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on 23andMe’s brand, reputation, or business. The harm may be immediate without affording 23andMe an opportunity for redress or correction and could have a material adverse effect on 23andMe’s business, results of operations, financial condition, and prospects.

23andMe’s success depends, in large part, on 23andMe’s ability to extend its presence in the personal genetics market, provide customers with a high level of service at a competitive price, achieve sufficient sales volume to realize economies of scale, and create innovative new features, products, and services to offer to 23andMe’s customers. 23andMe’s failure to achieve any of these outcomes would adversely affect 23andMe’s business.

23andMe’s success depends, in large part, on 23andMe’s ability to extend its presence in the personal genetics market, provide customers with a high level of service at a competitive price, achieve sufficient sales volume to realize economies of scale, and create innovative new features, products and services to offer to 23andMe’s customers. The growth and expansion of 23andMe’s business and service offerings places a continuous significant strain on its management, operational and financial resources. 23andMe is required to manage multiple relationships with various strategic suppliers, customers and other third parties, including 23andMe’s collaborator, GSK, and regulatory agencies and advisors. To effectively manage 23andMe’s growth, 23andMe must continue to implement and improve 23andMe’s operational, financial and management information systems and to expand, train and manage 23andMe’s employee base. 23andMe further must continue to work to scale its own operations and its supplier operations to meet increases in demand for 23andMe’s services. In the event of further growth of 23andMe’s operations or in the number of 23andMe’s third-party relationships, 23andMe’s supply, systems, procedures or internal controls may not be adequate to support 23andMe’s operations and 23andMe’s management may not be able to manage any such growth effectively.

23andMe’s current and future expense levels are, to a large extent, fixed and are largely based on 23andMe’s investment plans and 23andMe’s estimates of future revenue. Because the timing and amount of revenue from 23andMe’s PGS is difficult to forecast when revenue does not meet 23andMe’s expectations 23andMe may not be able to adjust 23andMe’s spending promptly or reduce its spending to levels commensurate with 23andMe’s revenue.

Even if 23andMe is able to successfully scale its infrastructure and operations, 23andMe cannot ensure that demand for its services will increase at levels consistent with the growth of its infrastructure. If 23andMe fails to generate demand commensurate with this growth or if 23andMe fails to scale its infrastructure sufficiently in advance to meet such demand, 23andMe’s business, financial condition and results of operations could be adversely affected, which may affect 23andMe’s ability to attract personnel or retain or motivate existing personnel.

23andMe’s Consumer and Research Services business relies on the continual growth of its database of information provided by customers who consent to participate in its research. If the number of 23andMe’s consenting customers declines or fails to grow, its research services revenue may be adversely affected, and its database may become less effective in facilitating its ability to identify new drug targets and to create new features, products and services to offer to its customers.

23andMe’s Consumer and Research Services business is based on its ongoing analysis of the continually growing quantity of data in its proprietary database of genotypic and phenotypic information provided by customers who have consented to participate in its research programs. To date, more than 80% of 23andMe’s customers have consented to participate in its research programs. If this percentage were to decline, or if consenting customers were to decide to opt out of 23andMe’s research programs, such that it cannot continue to grow its database, the utility and value of its database would be adversely affected.

23andMe’s Consumer and Research Services business will require it to continue to improve and develop new data mining technologies and innovations in the use of genotypic and phenotypic data.

23andMe’s research services business uses its database and data mining tools and technologies to analyze the impacts of genetics on the sources and risks of disease, and to identify potential promising drug targets. If 23andMe does not continue to improve and develop new data mining technologies and innovations in its use of genotypic and phenotypic data, and to attract and retain skilled scientists to analyze our data, its business would be adversely affected.

Although 23andMe believes that its genetics-powered target discovery platform has the potential to identify more promising drugs than traditional methods, its focus on using its genetics-powered platform to discover targets with therapeutic potential may not result in the discovery of commercially viable drug targets for 23andMe or its collaborators.

23andMe’s scientific approach focuses on using its propriety genotypic and phenotypic database to identify potential drug targets and predict their key properties without conducting time-consuming and expensive physical experiments. 23andMe’s proprietary data mining techniques underpin, its target identification collaborations and its own internal target identification programs. While 23andMe believes that its research platform has been successful to date in identifying promising drug targets, it has no assurance that its early success will continue or lead to future success in identifying such targets.

Media reports have in the past reported on consumer privacy concerns and the use of genetic information accessed from other genetic databases by law enforcement and governmental agencies. These reports may decrease the overall consumer demand for personal genetic products and services, including 23andMe’s.

23andMe receives a high degree of media coverage. Unfavorable publicity or consumer perception of 23andMe’s product and service offerings, including consumer privacy concerns related to any of its past, existing or future collaborations or the Transaction, could adversely affect its reputation, resulting in a negative impact on the size of its customer base, the loyalty of its customers, the percentage of its customers that consent to participate in its research program, and its ability to attract new customers.

Therapeutics Business Risks

23andMe expects to make significant investments in 23andMe’s continued efforts to develop new therapies as part of 23andMe’s Therapeutics business; these efforts may not be successful. As an organization, 23andMe do not have any experience in successful drug development or commercialization and its failure to execute on successful drug development or commercialization would adversely affect 23andMe’s business and results of operations.

Drug development is expensive, takes years to complete, and can have uncertain outcomes. Failure can occur at any stage of the development. 23andMe expects to incur significant expenses to advance 23andMe’s therapeutic development efforts, which may be unsuccessful. Developing new drugs is a speculative, risky and highly competitive endeavor. Drugs which may initially show promise may fail to achieve the desired results in development and clinical studies and may ultimately not prove to be safe and effective or meet expectations for clinical utility. 23andMe may need to alter its offerings in development and repeat clinical studies before 23andMe develops a potentially successful drug. If, after development, a drug appears successful, 23andMe or 23andMe’s collaborators will still need to obtain FDA and other regulatory approvals before 23andMe can market it. The FDA’s approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The FDA may not clear, authorize or approve any drug 23andMe develops. Even if 23andMe develops a drug that receives regulatory clearance, authorization or approval, 23andMe or 23andMe’s collaborators would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the drug may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services. Because of the numerous risks and uncertainties associated with developing drugs, 23andMe is unable to predict whether or when 23andMe’s Therapeutics business may successfully commercialize a drug target.

New potential products and services may fail at any stage of development or commercialization and if 23andMe determines that any of 23andMe’s current or future products or services are unlikely to succeed, 23andMe may abandon them without any return on 23andMe’s investment. If 23andMe is unsuccessful in developing additional products or services, 23andMe’s potential for growth may be impaired.

Even if 23andMe or 23andMe’s drug discovery collaborators are able to develop drugs that demonstrate potential in preclinical studies, 23andMe or they may not succeed in demonstrating safety and efficacy of drugs in human clinical trials.

Even if 23andMe or 23andMe’s drug discovery collaborators are able to develop drugs that demonstrate potential in preclinical studies, 23andMe or they may not succeed in demonstrating safety and efficacy of drugs in human clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drugs performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

If 23andMe fails to succeed in 23andMe’s drug development efforts, or to develop and commercialize additional products and services, 23andMe’s ability to expand its business and achieve its strategic objectives would be impaired.

23andMe’s Therapeutics business is focused on leveraging 23andMe’s proprietary genotypic and phenotypic database in order to speed the development of successful new drugs. However, 23andMe may never succeed in developing a viable drug target. There are many lengthy and complex processes that all must yield successful results in order for 23andMe to ultimately succeed in developing and commercializing a drug. There are numerous stages of the drug development process, from initial target identification and validation, through various stages of rigorous preclinical research, to the selection of a lead drug which is suitable for human clinical testing. Once a clinical drug is selected, there are several stages of clinical testing it must undergo, each dependent upon success in the prior stage. This is a long and costly process that will require significant time and resources and, if not successful, for any number of reasons that 23andMe cannot anticipate, would have an adverse effect on 23andMe’s business, financial condition and results of operations. In addition, external competition by other therapeutic companies can adversely affect 23andMe’s expected market share and revenues of 23andMe’s drugs.

Developing new products and services requires substantial technical, financial and human resources, whether or not any products or services are ultimately commercialized. 23andMe may pursue what 23andMe believes is a promising opportunity only to discover that certain of 23andMe’s risk or resource allocation decisions were incorrect or insufficient, or that individual products, services or 23andMe’s science in general has technology or biology risks that were previously unknown or underappreciated. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, 23andMe may experience a material adverse impact on 23andMe’s business and ability to fund 23andMe’s operations.

23andMe’s Therapeutics business faces substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than 23andMe can.

23andMe has not yet developed and commercialized, and may never successfully develop or commercialize, a drug target. 23andMe’s Therapeutics business faces substantial competition from larger, more established pharmaceutical and biotechnology companies with marketed products that have been accepted by the medical community, patients, and third-party payors, as well as smaller companies in 23andMe’s industry that have successfully identified and developed drugs. 23andMe’s ability to compete in this industry may be affected by the previous adoption of such products by the medical community, patients, and third-party payors.

23andMe recognizes that other companies, including larger pharmaceutical and biotechnology companies, may be developing or have plans to develop drugs and therapies that may compete with ours. Many of 23andMe’s competitors have substantially greater financial, technical, and human resources than 23andMe has. In addition, many of 23andMe’s competitors have significantly greater experience than 23andMe has in undertaking preclinical studies and human clinical trials of drugs, obtaining FDA and other regulatory approvals of drugs for use in healthcare and manufacturing, and marketing and selling approved drugs. 23andMe’s competitors may discover, develop or commercialize drugs or other novel technologies that are more effective, safer or less costly than any that 23andMe is developing. 23andMe’s competitors may also obtain FDA or other regulatory approval for their drugs more rapidly than 23andMe may obtain approval for any drug that 23andMe develops.

23andMe anticipates that the competition with 23andMe’s drugs and therapies will be based on a number of factors, including product efficacy, safety, availability, and price. The timing of market introduction of any successful drug and competitive drugs will also affect competition among products. 23andMe expects the relative speed with which 23andMe can develop drugs, complete the clinical trials and approval processes, and supply commercial quantities of such drugs to the market to be important competitive factors. 23andMe’s competitive position will also depend upon 23andMe’s ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and protect 23andMe’s intellectual property, and to secure sufficient capital resources for the period between target identification and commercial sales of the resulting drug product.

23andMe’s long-term success will depend, in part, upon 23andMe’s ability to develop, receive regulatory approval for, and commercialize 23andMe’s drugs.

In the U.S., 23andMe’s drugs and the activities associated with their development, including testing, manufacture, recordkeeping, storage and approval, are subject to comprehensive regulation by the FDA.

Generally, failure to obtain regulatory approval for a drug will prevent 23andMe from commercializing such target. 23andMe has limited resources for use in preparing, filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party contract research organizations and consultants to assist 23andMe in this process. The FDA and other comparable regulatory agencies in foreign countries impose substantial and rigorous requirements for the development, production, marketing authorization and commercial introduction of drugs. These requirements include pre-clinical, laboratory and clinical testing procedures, sampling activities, clinical trials and other costly and time-consuming procedures. In addition, regulation is not static, and regulatory authorities, including the FDA evolve in their staff interpretations and practices and may impose more stringent or different requirements than currently in effect, which may adversely affect 23andMe’s planned and ongoing development and/or 23andMe’s sales and marketing efforts.

Developing and obtaining regulatory approval for drugs is a lengthy process, often taking a number of years, is uncertain and is expensive. All of the drugs that 23andMe is developing, or may develop in the future, require research and development, pre-clinical studies, nonclinical testing and clinical trials prior to seeking regulatory approval and commencing commercial sales. In addition, 23andMe may need to address a number of technological challenges in order to complete development of 23andMe’s drugs. As a result, the development of drugs may take longer than anticipated or not be successful at all. There can be no assurance that the FDA will ever permit 23andMe to market any new drug that 23andMe develops. Even if regulatory approval is granted, such approval may include significant limitations on indicated uses, which could materially and adversely affect the prospects of any new therapeutic.

In order to market any drugs outside of the U.S., 23andMe must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional drug testing and validation and additional or different administrative review periods from those in the U.S., including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions.

Seeking foreign regulatory approval could result in difficulties and costs and require additional nonclinical studies or clinical trials, which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of 23andMe’s drugs in those countries. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. 23andMe does not have any drugs approved for sale in any jurisdiction, including international markets, and 23andMe does not have experience in obtaining regulatory approval in international markets. If 23andMe fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, 23andMe’s target market will be reduced and 23andMe’s ability to realize the full market potential of 23andMe’s drugs will be harmed.

23andMe’s drugs are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. 23andMe cannot give any assurance that any of 23andMe’s drugs will receive regulatory approval, which is necessary before they can be commercialized.

Before obtaining marketing approval from regulatory authorities for the sale of 23andMe’s drugs, 23andMe must conduct extensive clinical trials to demonstrate the safety and efficacy of the drugs in humans. To date, 23andMe has focused 23andMe’s collaborative efforts and significant financial resources on developing new drugs. 23andMe cannot be certain that any clinical trials will be conducted as planned or completed on schedule, if at all. 23andMe’s inability to successfully complete preclinical and clinical development could result in additional costs to 23andMe and negatively impact 23andMe’s ability to generate revenue. 23andMe’s future success is dependent on 23andMe’s ability to successfully develop, obtain regulatory approval for, and then successfully commercialize drugs. 23andMe currently has no drugs approved for sale and have not generated any revenue from sales of drugs, and 23andMe may never be able to develop or successfully commercialize a marketable drug. The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial data in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

All of 23andMe’s identified drugs require additional development, management of preclinical, clinical, and manufacturing activities, and regulatory approval. In addition, 23andMe will need to obtain adequate manufacturing supply, build a commercial organization, commence marketing efforts, and obtain reimbursement before 23andMe generates any significant revenue from commercial product sales, if ever. Many of 23andMe’s drugs are in early-stage research or translational phases of development, and the risk of failure for these programs is high. 23andMe cannot be certain that any of 23andMe’s drugs will be successful in clinical trials or receive regulatory approval. Further, 23andMe’s drugs may not receive regulatory approval even if they are successful in clinical trials. If 23andMe does not receive regulatory approvals for 23andMe’s drugs, 23andMe and its subsidiaries may not be able to continue operations.

If 23andMe encounters difficulties enrolling patients in clinical trials, 23andMe’s clinical development activities could be delayed or otherwise adversely affected.

While 23andMe’s proprietary database is 23andMe’s primary source for identifying and qualifying trial participants to participate in clinical studies, such identification and qualification is critical to 23andMe’s success. The timing of 23andMe’s clinical studies depends on the speed at which 23andMe can recruit trial participants to participate in testing 23andMe’s drugs. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect 23andMe’s ability to advance the development of 23andMe’s drugs. If trial participants are unwilling to participate in 23andMe’s studies because of negative publicity of 23andMe’s trials or other trials of similar drugs, or those related to a specific therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential drugs may be delayed. 23andMe also may face delays as a result of unforeseen global circumstances as a result of the COVID-19 pandemic. Any delays could result in increased costs, delays in advancing 23andMe’s drug development, delays in testing the effectiveness of 23andMe’s drugs, or termination of the clinical studies altogether.

Use of 23andMe’s therapeutic drugs could be associated with side effects, adverse events or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory approval, cause 23andMe to suspend or discontinue clinical trials, abandon a drug, limit their commercial potential, if approved, or result in other significant negative consequences that could severely harm 23andMe’s business, prospects, financial condition and results of operations.

Undesirable or unacceptable side effects caused by 23andMe’s drugs, including drugs that are part of 23andMe’s collaboration with GSK, could cause 23andMe or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Even if any of 23andMe’s current or future therapeutic drugs receive regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case 23andMe may not generate significant revenues or become profitable.

23andMe’s use of third parties to manufacture and develop 23andMe’s drugs for preclinical studies and clinical trials may increase the risk that 23andMe will not have sufficient quantities of 23andMe’s drugs, products, or necessary quantities of such materials on time or at an acceptable cost.

23andMe has no experience in drug formulation or manufacturing and 23andMe lacks the resources and expertise to formulate or manufacture 23andMe’s own therapeutic drugs internally. Therefore, 23andMe relies on third-party expertise to support it in this area. 23andMe has entered into a contract with a third-party manufacturer to manufacture 23andMe’s drug, and 23andMe intends to enter into contracts with third-party manufacturers to supply, store and distribute supplies of 23andMe’s drugs for 23andMe’s clinical trials. If any of 23andMe’s drugs receives FDA approval, 23andMe expects to rely on third-party contractors to manufacture 23andMe’s drugs. 23andMe has no current plans to build internal manufacturing capacity for any drug, and 23andMe has no long-term supply arrangements.

23andMe’s reliance on third-party manufacturers exposes 23andMe to potential risks, such as the following:

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23andMe may be unable to contract with third-party manufacturers on acceptable terms, or at all, because the number of potential manufacturers is limited. Potential manufacturers of any drug that is approved will be subject to FDA compliance inspections and any new manufacturer would have to be qualified to produce 23andMe’s drugs;

•	23andMe’s third-party manufacturers might be unable to formulate and manufacture 23andMe’s drugs in the volume and of the quality required to meet 23andMe’s clinical and commercial needs, if any;

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23andMe’s third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply 23andMe’s clinical trials through completion or to successfully produce, store and distribute 23andMe’s commercial products, if approved;

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Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and other government agencies to ensure compliance with current good manufacturing practices (“cGMP”) and other government regulations and corresponding foreign standards. 23andMe does not have direct control over third-party manufacturers’ compliance with these regulations and standards, but 23andMe may ultimately be responsible for any of their failures;

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If any third-party manufacturer makes improvements in the manufacturing process for 23andMe’s products, 23andMe may not own, or may have to share, the intellectual property rights to such improvements; and

•	A third-party manufacturer may gain knowledge from working with 23andMe that could be used to supply one of 23andMe’s competitors with a product that competes with 23andMe’s.

If 23andMe’s contract manufacturers or other third parties fail to deliver 23andMe’s drugs for clinical investigation and, if approved, for commercial sale on a timely basis, with sufficient quality, and at commercially reasonable prices, 23andMe may be required to delay or suspend development and commercialization of 23andMe’s drugs. For example, 23andMe’s clinical trials must be conducted with product that complies with cGMP. Failure to comply may require 23andMe to repeat or conduct additional preclinical and/or clinical trials, which would increase 23andMe’s development costs and delay the regulatory approval process and 23andMe’s ability to generate and grow revenues.

In addition, any significant disruption in 23andMe’s supplier relationships could harm 23andMe’s business. 23andMe sources key materials from third parties, either directly through agreements with suppliers or indirectly through 23andMe’s manufacturers who have agreements with suppliers. There are a small number of suppliers for certain capital equipment and key materials that are used to manufacture 23andMe’s drugs. Such suppliers may not sell these key materials to 23andMe’s manufacturers at the times 23andMe needs them or on commercially reasonable terms. 23andMe does not have any control over the process or timing of the acquisition of these key materials by 23andMe’s manufacturers. Moreover, 23andMe currently does not have agreements for the commercial production of a number of these key materials which are used in the manufacture of 23andMe’s drugs. Any significant delay in the supply of a drug or its key materials for an ongoing clinical study could considerably delay completion of 23andMe’s clinical studies, drug testing and potential regulatory approval of 23andMe’s drugs. If 23andMe’s manufacturers or 23andMe are unable to purchase these key materials for 23andMe’s drugs after regulatory approval, the commercial launch of 23andMe’s drugs could be delayed or there could be a shortage in supply, which would impair 23andMe’s ability to generate revenues from the sale of 23andMe’s drugs, if approved.

Each of these risks, if realized, could delay or have other adverse impacts on 23andMe’s clinical trials and the approval and commercialization of 23andMe’s drugs, potentially resulting in higher costs, reduced revenues or both.

As an organization, 23andMe has no experience designing or implementing clinical trials. Failure to adequately design a trial, or incorrect assumptions about the design of the trial, could adversely affect 23andMe’s ability to initiate the trial, enroll patients, complete the trial, or obtain regulatory approval on the basis of the trial results, as well as lead to increased or unexpected costs.

The design and implementation of clinical trials is a complex process. 23andMe has no experience implementing or designing clinical trials, and 23andMe may not successfully or cost-effectively design and implement clinical trials that achieve 23andMe’s desired clinical endpoints efficiently, or at all. A clinical trial that is not well-designed may delay or even prevent initiation of the trial, can lead to increased difficulty in enrolling patients, may make it more difficult to obtain regulatory approval for the drug on the basis of the study results, or, even if a drug is approved, could make it more difficult to commercialize the product successfully or obtain reimbursement from third-party payors. Additionally, a trial that is not well-designed could be inefficient or more expensive than it otherwise would have been, or 23andMe may incorrectly estimate the costs to implement the clinical trial, which could lead to a shortfall in funding.

If, in the future, 23andMe is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any approved drug by a regulatory agency, 23andMe may not be successful in commercializing those drugs if and when they are approved.

23andMe currently has no sales, marketing or distribution capabilities and has no experience in marketing drugs. 23andMe does not currently have an in-house marketing organization or sales force, but may develop such organization and sales force in the future, which will require significant capital expenditures, management resources and time. 23andMe will have to compete with other healthcare companies to recruit, hire, train and retain marketing and sales personnel.

In addition to establishing internal sales, marketing and distribution capabilities, 23andMe intends to optimistically pursue collaborative arrangements regarding the sales and marketing of its products, however, there can be no assurance that 23andMe will be able to establish or maintain such collaborative arrangements, or if 23andMe is able to do so, that it will have effective sales forces. Any revenue 23andMe receives will depend upon the efforts of such third parties, which may not be successful. 23andMe may have little or no control over the marketing and sales efforts of such third parties and its revenue from product sales may be lower than if 23andMe had commercialized its drug ourselves. 23andMe also faces competition in its search for third parties to assist it with the sales and marketing efforts of its drugs.

There can be no assurance that 23andMe will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the U.S. or overseas.

General Business Risks

23andMe has identified a material weakness in 23andMe’s internal control over financial reporting and, if 23andMe’s remediation of this material weakness is not effective, or if New 23andMe fails to maintain effective internal control over financial reporting in the future, 23andMe’s ability to produce accurate and timely consolidated financial statements could be impaired. This could adversely affect investor confidence in 23andMe’s company and, as a result, the value of New 23andMe’s common stock.

In connection with the audit of 23andMe’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus, 23andMe identified a material weakness in 23andMe’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of 23andMe’s consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified was a lack of sufficient resources in 23andMe’s finance function to meet 23andMe’s financial reporting requirements. This material weakness resulted in insufficient management review of journal entries, account reconciliations, and review of financial statements. 23andMe has taken steps to enhance 23andMe’s internal control environment, including dedicating additional resources to 23andMe’s finance function in anticipation of the closing of the Business Combination. Although 23andMe plans to complete this remediation process as quickly as possible, 23andMe cannot estimate at this time how long it will take.

Following the closing of the Business Combination, failure to maintain effective internal control over financial reporting at New 23andMe could have a material and adverse effect. Starting with fiscal year 2022, Section 404 of the Sarbanes-Oxley Act will require New 23andMe to include in its annual reports on Form 10-K an assessment by management of the effectiveness of its internal control over financial reporting. In addition, also starting with fiscal year 2022, New 23andMe will be required to have its independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of internal control over financial reporting when it ceases qualifying as an “emerging growth company,” pursuant to the JOBS Act. If New 23andMe is unable to conclude that it has effective internal control over financial reporting, or its independent registered public accounting firm is unable to provide an attestation and an unqualified report as to the effectiveness of internal control over financial reporting, investors might lose confidence in the reliability of New 23andMe’s financial statements, which could result in a decrease in the value of its securities.

23andMe may be subject to legal proceedings and litigation, which are costly to defend and could materially harm its business and results of operations.

23andMe may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. 23andMe may face allegations, lawsuits, and regulatory inquiries, audits, and investigations regarding data privacy, security, labor and employment, consumer protection, practice of medicine, and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights, and other rights. A portion of the technologies 23andMe uses incorporates open source software, and 23andMe may face claims claiming ownership of open source software or patents related to that software, rights to its intellectual property or breach of open source license terms, including a demand to release material portions of its source code or otherwise seeking to enforce the terms of the applicable open source license. 23andMe may also face allegations or litigation related to its acquisitions, securities issuances or business practices, including public disclosures about its business. Litigation and regulatory proceedings, and particularly the healthcare regulatory and class action matters 23andMe could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, 23andMe’s litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require 23andMe to modify 23andMe’s solution or require 23andMe to stop offering certain features, all of which could negatively impact 23andMe’s acquisition of customers and revenue growth. 23andMe may also become subject to periodic audits, which could likely increase 23andMe’s regulatory compliance costs and may require 23andMe to change 23andMe’s business practices, which could negatively impact 23andMe’s revenue growth. Managing legal proceedings, litigation and audits, even if 23andMe achieve favorable outcomes, is time-consuming and diverts management’s attention from 23andMe’s business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that 23andMe’s expectations will prove correct, and even if these matters are resolved in 23andMe’s favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm 23andMe’s reputation, business, financial condition and results of operations.

Ongoing litigation could have a significant negative impact on 23andMe.

On December 10, 2019, Celmatix Inc. (“Celmatix”) filed a complaint in New York state court against 23andMe alleging that 23andMe breached the research agreement entered into by Celmatix and 23andMe in 2015 and tortiously interfered with Celmatix’s fundraising efforts and alleging that it believed it incurred damages of $100 million. On February 14, 2020, 23andMe filed its answer and counterclaims against Celmatix, among other things, for failure to make payments due to 23andMe. 23andMe believes the claims made against it to be without merit and is defending this lawsuit vigorously.

Regardless of the outcome of any litigation, the litigation itself can have an adverse impact on 23andMe because of legal costs, diversion of management resources and other factors. The ultimate resolution of the litigation with Celmatix could also adversely affect 23andMe’s business and financial position.

23andMe’s reported financial results may be adversely affected by changes in accounting principles generally accepted in the U.S.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. Any change in these principles or interpretations could have a significant effect on 23andMe’s reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

23andMe has incurred significant losses since inception, 23andMe expects to incur losses in the future, and 23andMe may not be able to generate sufficient revenue to achieve and maintain profitability.

23andMe has incurred significant losses since 23andMe’s inception. For the nine-month period ended December 31, 2020 and for the fiscal years ended March 31, 2020 and March 31, 2019, 23andMe incurred net losses of $116.6 million, $250.9 million and $183.5 million, respectively. As of December 31, 2020 and March 31, 2020, 23andMe had an accumulated deficit of $910.2 million and $793.6 million, respectively. 23andMe expects to incur substantial operating losses in future periods.

23andMe expects to continue to incur significant expenses and operating losses for the foreseeable future as 23andMe continues to expand therapeutic research and development efforts, develop drugs with collaborators or on 23andMe’s own, enhance 23andMe’s existing consumer products, services and business model, broaden 23andMe’s customer base, work with the FDA and other regulatory agencies, and hire additional employees to support 23andMe’s growth. Historically, 23andMe has devoted most of 23andMe’s financial resources to the research and development of 23andMe’s PGS, as well as its Therapeutics business, which 23andMe launched in April 2015. The discovery and development of safe and effective therapies is a complex and uncertain process, which takes many years and involves significant costs. 23andMe may not succeed in increasing 23andMe’s revenues, which historically have been reliant on sales of 23andMe’s PGS, in a manner that will be sufficient to offset these higher expenses. Any failure to increase 23andMe’s revenues as 23andMe implements initiatives to grow 23andMe’s business could prevent 23andMe from achieving profitability. 23andMe cannot be certain that 23andMe will be able to achieve profitability on a quarterly or annual basis. If 23andMe is unable to address these risks and difficulties as 23andMe encounters them, 23andMe’s business, financial condition and results of operations may suffer.

23andMe’s ability to use its net operating loss carryforwards may be subject to limitations.

As of December 31, 2020, 23andMe had approximately $750.9 million of federal net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2026. Realization of any tax benefit from 23andMe’s carryforwards is dependent on 23andMe’s ability to generate future taxable income and the absence of certain “ownership changes” of 23andMe’s common stock. An “ownership change,” as defined in the applicable federal income tax rules, could place significant limitations, on an annual basis, on the amount of 23andMe’s future taxable income that may be offset by 23andMe’s carryforwards. Such limitations, in conjunction with the net operating loss expiration provisions, could effectively eliminate 23andMe’s ability to utilize a substantial portion of 23andMe’s carryforwards. 23andMe has not conducted a study to determine whether an “ownership change” has occurred since March 31, 2020 or if: (i) the Merger will result in an “ownership change,” (ii) 23andMe has incurred one or more “ownership changes,” or (iii) the issuance of shares of New 23andMe common stock (including due to this offering) results in an “ownership change,” and if such an ownership change is deemed to have occurred, 23andMe’s ability to use its carryforwards may be limited. In addition, the change in ownership resulting from the Business Combination may make it more likely that 23andMe will be deemed to have undergone an “ownership change” that may have the effect of limiting its ability to use its carryforwards. Other issuances of shares of 23andMe’s common stock which could cause an “ownership change” include the issuance of shares of common stock upon future conversion or exercise of outstanding options and warrants or future common stock offerings. If 23andMe has experienced or does experience an ownership change at any time since its formation, use of its net operating loss carryforwards would be subject to an annual limitation under Section 382 or 383 of the Internal Revenue Code. Such a limitation would be determined by first multiplying the value of the outstanding shares of 23andMe at the time of the ownership change by the applicable long-term, tax-exempt rate. A current estimate of the applicable long-term tax-exempt rate is 1%. In addition, the Internal Revenue Code regulations allow the annual limitation to be increased by certain adjustments, which, for 23andMe, would primarily relate to recognized built-in gains on appreciated assets during the five-year recognition period beginning on the ownership change date.

23andMe may incur debt or assume contingent or other liabilities or dilute 23andMe’s shareholders in connection with acquisitions or strategic alliances.

23andMe may issue equity securities to pay for future acquisitions or strategic alliances, which could be dilutive to existing shareholders. 23andMe may also incur debt or assume contingent or other liabilities in connection with acquisitions and strategic alliances, which could impose restrictions on 23andMe’s business operations and harm 23andMe’s operating results. Further, any additional equity financing, debt financing, or credit facility used for such acquisitions may not be on favorable terms, and any such financing or facility may place restrictions on 23andMe’s business. In addition, to the extent that the economic benefits associated with any of 23andMe’s acquisitions diminish in the future, 23andMe may incur incremental operating losses, and 23andMe may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect 23andMe’s operating results.

The United Kingdom’s withdrawal from the European Union could have an adverse impact on 23andMe’s business.

The changes to the trading relationship between the UK and European Union (“EU”) resulting from the UK’s exit from the EU on January 31, 2020 (commonly referred to as “Brexit”) may result in additional regulatory requirements for 23andMe to market 23andMe’s products and services in the UK and an increased cost of goods imported into and exported from the UK. Additional currency volatility could result in a weaker British pound, which increases the cost of goods imported into the UK from sales to UK-based customers. Agreements regarding tariff, trade, regulatory and other aspects of the UK’s future relationship with the EU and its member status were reached on December 24, 2021. The UK parliament approved the agreements on December 30, 2020 and the European Parliament will approve the agreement in 2021. As such, on January 1, 2021 provisional application of the agreement took effect and the new rules entered into force. 23andMe’s business in the UK may be adversely impacted by ongoing uncertainty, fluctuations in currency exchange rates, changes in trade policies, or changes in tax, data privacy or other laws. Any of these effects, among others, could materially and adversely affect 23andMe’s business, results of operations, and financial condition.

23andMe’s business and future operating results may be adversely affected by catastrophic or other events outside of 23andMe’s control.

23andMe conducts its research and development in 23andMe’s facilities located in South San Francisco, California and Sunnyvale, California. Any damage to 23andMe’s facilities or the servers 23andMe relies on for 23andMe’s database would be costly and could require substantial lead-time to repair or replace. 23andMe’s business and operating results may be harmed due to interruption of 23andMe’s research and development by events outside of 23andMe’s control, including earthquakes and fires. Other possible disruptions may include power loss and telecommunications failures. In the event of a prolonged disruption, 23andMe may lose customers and 23andMe may be unable to regain those customers thereafter. 23andMe’s insurance may not be sufficient to cover all of 23andMe’s potential losses and may not continue to be available to 23andMe on acceptable terms, or at all.

23andMe may need additional capital, and 23andMe cannot be sure that additional financing will be available at acceptable terms or at all.

As of December 31, 2020, 23andMe’s principal source of liquidity was cash of $288.7 million, which was held for working capital purposes. Since 23andMe’s inception, 23andMe has generated significant operating losses as reflected in its accumulated deficit and negative cash flows from operations. 23andMe had an accumulated deficit of $910.2 million as of December 31, 2020. 23andMe’s negative cash flows from operations were $34.0 million for the nine months ended December 31, 2020.

Although 23andMe currently anticipates that its available funds and cash flows from operations will be sufficient to meet its near-term cash needs, 23andMe may require additional financing. 23andMe’s ability to obtain financing may depend on, among other things, 23andMe’s development efforts, business plans, operating performance and condition of the capital markets at the time 23andMe seeks financing. 23andMe cannot assure you that additional financing will be available to 23andMe on favorable terms when required, or at all. If 23andMe raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of 23andMe’s Class A common stock, and 23andMe’s stockholders may experience dilution.

23andMe’s research and development initiatives and business depend on 23andMe’s ability to attract and retain highly-skilled scientists and other specialized individuals. 23andMe may not be able to attract or retain qualified scientists and other specialized individuals in the future due to the competition for qualified personnel among life science and technology businesses.

23andMe currently depends on the continued services and performance of 23andMe’s highly qualified key personnel, and, in particular, Anne Wojcicki, 23andMe’s CEO and co-founder. The loss of Ms. Wojcicki or other key personnel, including key members of management as well as 23andMe’s research, therapeutics, regulatory, product development and other personnel, could disrupt 23andMe’s operations and have an adverse effect on 23andMe’s ability to continue operating or grow 23andMe’s business.

23andMe’s research and development initiatives and Therapeutics business depend on 23andMe’s ability to attract and retain highly-skilled scientists and other specialized individuals. 23andMe may not be able to attract or retain qualified scientists and other specialized individuals in the future due to the competition for qualified personnel among life science and technology businesses, particularly near 23andMe’s therapeutics laboratory facilities located in South San Francisco, California. 23andMe also faces competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Recruiting, training and retention difficulties can limit 23andMe’s ability to support its research and development and commercialization efforts. All of 23andMe’s employees are at-will, which means that either 23andMe or the employee may terminate their employment at any time. In addition, 23andMe relies on consultants, contractors and advisors, including scientific and clinical advisors, to assist it in formulating 23andMe’s research and development, regulatory and commercialization strategy. 23andMe’s consultants and advisors may provide services to other organizations and may have commitments under consulting or advisory contracts with other entities that may limit their availability to 23andMe. The loss of the services of one or more of 23andMe’s current consultants or advisors could impede the achievement of 23andMe’s research, development, regulatory and commercialization objectives.

Certain other areas of 23andMe’s operations require employing highly specialized individuals, which makes 23andMe’s recruiting efforts more challenging. If 23andMe does not succeed in attracting excellent personnel or retaining or motivating existing personnel, 23andMe may be unable to grow effectively.

23andMe faces risks related to epidemics and other outbreaks of communicable diseases, including the current coronavirus (COVID-19) pandemic, which could significantly disrupt 23andMe’s operations and adversely affect 23andMe’s business and financial condition.

23andMe’s operations, business and financial condition could be materially and adversely affected by epidemics and other outbreaks of communicable diseases, including the current COVID-19 pandemic, and by the economic and operational disruptions caused by the attempts of governmental entities to contain or flatten the spread of the disease. The continued spread of COVID-19 in the U.S. and in California, where 23andMe is headquartered, could materially and adversely affect 23andMe’s operations, including without limitation, disruptions of 23andMe’s ability to test and process DNA samples, reduced consumer demand for 23andMe’s personal genetic testing services, disruptions in the operations of 23andMe’s suppliers and partners, negative effects on 23andMe’s research and development initiatives and on 23andMe’s recruitment and retention efforts, the continued productivity and health of 23andMe’s employees, and curtailment of business travel and other business activities that may be necessary or helpful to 23andMe’s operations. These factors and resultant uncertainties may have a material adverse effect on 23andMe’s revenue, liquidity and any financing activities that 23andMe may undertake. The duration of the COVID-19 pandemic and the impact of the efforts being made to contain it or to flatten the spread of the disease cannot be predicted with any accuracy, and this uncertainty creates additional risk factors affecting the economy generally, as well as 23andMe’s business. Additionally, the presence or absence of government stimulus funding programs has had and may continue to have an impact on consumer discretionary spending and, consequently, purchases of PGS kits. Without timely and robust government stimulus funding programs, consumers may have less money to spend on discretionary items such as our PGS products, which could harm 23andMe’s business and results of operations. Furthermore, 23andMe’s operations, business and financial condition could be materially and adversely affected by a continued economic downturn and its effects on financial markets as well as by the direct impacts of the pandemic on 23andMe’s employees, customers, suppliers and other third parties on which 23andMe relies.

23andMe may enter new business areas, such as primary care and diagnostics/behavior modification, where 23andMe does not have any experience. If 23andMe were to enter new business areas, 23andMe would likely face competition from entities more familiar with those businesses, and 23andMe’s efforts may not succeed.

In the future, 23andMe may expand its operations into business areas such as primary care and diagnostics/behavior modification, where 23andMe does not have any experience. These areas would be new to 23andMe’s product development, sales and marketing personnel, and 23andMe cannot be assured that the markets for these products and services will develop or that 23andMe will be able to compete effectively or will generate significant revenues in these new areas making 23andMe’s success in this area difficult to predict. Many companies of all sizes, including major pharmaceutical companies and specialized biotechnology companies, are engaged in redesigning approaches to medical care and diagnostic medicine. Competitors operating in these potential new business areas may have substantially greater financial and other resources, larger research and development staff and more experience in these business areas. There can be no assurances that if 23andMe undertakes new business areas, that the market will accept 23andMe’s offerings, or that such offerings will generate significant revenues for 23andMe.

23andMe may make acquisitions to expand 23andMe’s business, and if any of those acquisitions are unsuccessful, 23andMe’s business may be harmed.

23andMe may choose to expand 23andMe’s current business through the acquisition of other businesses, products or technologies, or through strategic alliances. Acquisitions involve numerous risks, including the following:

•	The possibility that 23andMe will pay more than the value 23andMe derives from the acquisition which could result in future non-cash impairment charges, and incremental operating losses;

•

Difficulties in integration of the operations, technologies and products of the acquired companies, which may require significant attention of 23andMe’s management that otherwise would be available for the ongoing development of 23andMe’s business;

•	The assumption of certain known and unknown liabilities of the acquired companies;

•	Difficulties in retaining key relationships with employees, customers, collaborators, vendors and suppliers of the acquired company; and

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In the case of acquisitions outside of the jurisdictions 23andMe currently operates in, the need to address the particular economic, currency, political, and regulatory risks associated with specific countries, particularly those related to 23andMe’s collection of sensitive data, regulatory approvals, and tax management, which may result in significant additional costs or management overhead for 23andMe’s business.

Any of these factors could have a negative impact on 23andMe’s business, results of operations or financial position.

Risks Related to 23andMe’s Collaborations

23andMe’s Therapeutics business is substantially dependent on 23andMe’s collaboration with GlaxoSmithKline plc (“GSK”) for the development and commercialization of any drugs discovered during the discovery term of the agreement. If 23andMe, GSK and any future collaborators are unable to successfully complete clinical development, obtain regulatory approval for, or commercialize any drugs, or experience delays in doing so, 23andMe’s business may be materially harmed. 23andMe may engage and depend on other third parties for the development and commercialization of drugs and therapeutic programs discovered following the expiration of the GSK agreement or outside its scope. If those collaborations are not successful, 23andMe may not be able to capitalize on 23andMe’s investment in 23andMe’s Therapeutic business.

In July 2018, 23andMe entered into a collaboration agreement with GSK focused on the discovery, development and commercialization of drugs that are identified utilizing 23andMe’s proprietary databases and data mining technologies (the “GSK Agreement”). Under the GSK Agreement, GSK is 23andMe’s exclusive collaborator for drug discovery programs for a four-year period, which may be extended for a fifth year by GSK. Under the GSK Agreement, 23andMe and GSK jointly research potential drugs based on reports generated from 23andMe’s proprietary databases and using 23andMe’s proprietary data mining technologies. Once promising drugs are identified through these joint efforts, 23andMe and GSK share equally in the costs of discovery, development, and commercialization of any resultant drugs. Both parties have the right to opt out or reduce their share of the funding upon the occurrence of certain specified development milestones, in which case such party would no longer be entitled to share equally in the results of a successful collaboration, but instead would receive certain royalty payments on sales of the resultant drugs, depending on the timing and extent to which such party has reduced its funding or opted out. If GSK were to exercise any of the rights described in the prior sentence, and 23andMe elected to continue development, 23andMe would be required to supply any necessary funding to continue the development of the applicable drug. In addition, if 23andMe were to opt out of a program, GSK has the right to unilaterally decide to terminate the program or fail to develop a drug product, in which case 23andMe would not receive any royalty payments. In addition, if 23andMe were to opt out of a program, GSK has the right to unilaterally decide to terminate the program or fail to develop a drug product, in which case 23andMe would not receive any royalty payments. In addition, substantially all of 23andMe’s research services revenue is derived from the required payments for research services under the GSK Agreement. When the discovery term of the GSK Agreement terminates, there can be no assurance that 23andMe will be able to generate research services revenue from other sources. While the GSK Agreement may not be terminated for convenience, GSK has the ability to terminate the GSK Agreement if certain conditions are met. If GSK were to terminate the GSK Agreement, to reduce its funding or opt out of any drugs thereunder, or to shift its research and development focus so as to deemphasize any programs under the GSK Agreement, 23andMe’s revenues, operating results and 23andMe’s ability to fund and advance drug programs and conduct 23andMe’s Therapeutics business would be adversely affected. 23andMe cannot provide any assurance with respect to the success of any research, development or commercialization efforts pursuant to the GSK Agreement.

23andMe’s current collaboration with GSK poses, and potential additional collaborations involving drug development activities outside of the GSK Agreement with GSK pose, the following risks to 23andMe:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of any drugs that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug, repeat or conduct new clinical trials or require a new formulation of a drug for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with 23andMe’s drugs;

•

drugs discovered in collaboration with 23andMe may be viewed by 23andMe’s collaborators as competitive with their own drugs, which may cause collaborators to cease to devote resources to the commercialization of 23andMe’s drug;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a drug candidate or product;

•

collaborators may not properly enforce, maintain or defend 23andMe’s intellectual property rights or may use 23andMe’s proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate 23andMe’s intellectual property or proprietary information or expose 23andMe to potential litigation, or other intellectual property proceedings;

•	collaborators may infringe the intellectual property rights of third parties, which may expose 23andMe to litigation and potential liability;

•

disputes may arise between a collaborator and 23andMe that cause the delay or termination of the research, development or commercialization of the drug, or that result in costly litigation or arbitration that diverts management attention and resources;

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if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on 23andMe’s drug development or commercialization program under such collaboration could be delayed, diminished or terminated;

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collaboration agreements may restrict 23andMe’s right to independently pursue new drugs. For example, under the GSK Agreement, 23andMe is prohibited from, directly or indirectly, identifying, developing, manufacturing or commercializing drugs, unless GSK has opted-out of the program or the program pre-existed the date of the Collaboration; and

•

collaborations may be terminated by the collaborator, and, if terminated, 23andMe may suffer reputational harm, find it more difficult to attract new collaborators and be required to raise additional capital to pursue further development or commercialization of the applicable drugs.

GSK and any other potential drug discovery collaborators will have significant discretion in determining when to make announcements, if any, about the status of 23andMe’s collaborations, including results from clinical trials, and timelines for advancing collaborative programs. As a consequence, the price of the common stock of the surviving public company may decline as a result of announcements of unexpected clinical trial results or data relative to 23andMe’s research and development programs.

23andMe’s drug discovery collaborators have significant discretion in determining when to make announcements about the status of 23andMe’s collaborations, including about preclinical and clinical developments and timelines for advancing the collaborative programs. While as a general matter 23andMe intends to periodically report on the status of 23andMe’s collaborations, 23andMe’s drug discovery collaborators, and in particular, 23andMe’s privately-held collaborators, may wish to report such information more or less frequently than 23andMe intends to or may not wish to report such information at all. The price of 23andMe’s common stock may decline as a result of the public announcement of unexpected results or developments in 23andMe’s collaborations, or as a result of 23andMe’s collaborators withholding such information.

23andMe may seek to establish additional collaborations in the future, and, if 23andMe is not able to establish them on commercially reasonable terms, 23andMe may have to alter its development and commercialization plans.

23andMe’s Therapeutics business and the potential commercialization of any drugs will require substantial additional cash to fund expenses. If the GSK Agreement is terminated, or following its expiration, 23andMe may decide to collaborate with other pharmaceutical and biotechnology companies for drug development, manufacture and commercialization activities. These collaborations may not be successful, which would adversely impact 23andMe’s business and results of operations.

Under the GSK Agreement, 23andMe has granted exclusive rights to GSK with respect to the identification, development and commercialization of drugs until 2022 and, if GSK exercises its option to extend, until 2023, subject to certain limited exceptions. During the discovery term of the GSK Agreement, 23andMe is restricted from granting similar rights to other parties. This exclusivity currently limits 23andMe’s ability to enter into strategic drug discovery collaborations with other third parties. To the extent 23andMe seeks additional collaboration opportunities in the future, 23andMe will face significant competition. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Whether 23andMe reaches a definitive agreement for a collaboration will depend, among other things, upon 23andMe’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. 23andMe may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If 23andMe is unable to successfully enter into collaborations in the future, 23andMe may have to curtail 23andMe’s drug discovery and development activities including reducing or delaying individual development programs, potential commercialization plans, or any sales or marketing activities for a drug. 23andMe may also have to increase 23andMe’s expenditures and undertake development or commercialization activities at 23andMe’s own expense. If 23andMe elects to increase its expenditures to fund development or commercialization activities on its own, 23andMe may need to obtain additional capital, which may not be available to 23andMe on acceptable terms, or at all. If 23andMe does not have sufficient funds, 23andMe may not be able to further develop 23andMe’s drugs or bring them to market and generate product revenue.

23andMe’s collaborators may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on 23andMe’s business.

23andMe’s current drug discovery collaborators, from whom 23andMe is entitled to receive milestone payments upon achievement of various development, regulatory, and commercial milestones as well as royalties on commercial sales, if any, under the collaboration agreements that 23andMe has entered into with them, face numerous risks in the development of drugs, including the conduct of preclinical and clinical testing, obtaining regulatory approval, and achieving product sales. In addition, the amounts 23andMe is entitled to receive upon the achievement of such milestones tend to be smaller for near-term development milestones and increase if and as a collaborative drug advances through regulatory development to commercialization and will vary depending on the level of commercial success achieved, if any. 23andMe does not anticipate receiving significant milestone payments from many of 23andMe’s drug discovery collaborators for several years, if at all, and 23andMe’s drug discovery collaborators may never achieve milestones that result in significant cash payments to 23andMe. Accordingly, 23andMe’s business could be adversely affected if projected discovery and development milestones are not achieved.

Risks Related to Governmental Regulation

23andMe’s products and services are subject to extensive regulation by various U.S. federal and state agencies and compliance with existing or future regulations could result in unanticipated expenses, or limit 23andMe’s ability to offer 23andMe’s products and services.

On November 22, 2013, 23andMe received a warning letter from the FDA to discontinue marketing 23andMe’s health-related genetic test in the U.S. until 23andMe received FDA marketing authorization for the device. 23andMe was allowed to continue to offer genetic ancestry services in the U.S.

In June 2014, 23andMe submitted a 510(k) seeking premarket clearance for 23andMe’s Bloom Syndrome carrier test. On February 19, 2015, FDA granted marketing authorization pursuant to its de novo review standard for 23andMe’s Bloom Syndrome carrier test. FDA also determined that certain of 23andMe’s other similar autosomal recessive carrier reports were exempt moderate risk reports, which subject to special controls, could be marketed by 23andMe without further premarket review. In October 2015, 23andMe began marketing its new Personal Genome Service in the U.S., which includes detailed reports on carrier status, pursuant to 23andMe’s FDA authorization and exemption, as well as research reports and reports on wellness, traits and ancestry, which 23andMe believes do not require premarket authorization.

23andMe continued to submit additional requests to the FDA seeking authorization to market certain Genetic Health Risk (“GHR”) reports. On April 6, 2017, FDA granted marketing authorization pursuant to its de novo review standard for 23andMe’s GHR reports for ten disease conditions. FDA also determined that certain of 23andMe’s other similar genetic health risk reports were exempt low-to-moderate risk reports, which subject to certain special controls, could be marketed by 23andMe without further premarket review. On March 6, 2018, FDA granted marketing authorization pursuant to its de novo review standard for 23andMe’s Genetic Health Risk report for BRCA1/BRCA2 (Selected Variants). On January 22, 2019, 23andMe received FDA clearance for a Genetic Health Risk report for MUTYH-associated polyposis (MAP), a hereditary colorectal cancer syndrome. On October 31, 2018, FDA granted marketing authorization pursuant to its de novo review standard for 23andMe’s Pharmacogenetic reports, including 23andMe’s Pharmacogenetics report for CYP2C19. On August 17, 2020, FDA granted a 510(k) clearance for 23andMe’s Pharmacogenetics report for CYP2C19, modifying the labeling of the report authorized in 2018 to remove the need for confirmatory testing, allowing 23andMe to report interpretive drug information for two medications.

23andMe may be required to seek FDA premarket review of other products and services, including reports that 23andMe does not currently believe require premarket authorization. For any such review, 23andMe is required to conduct extensive analytical validation and user comprehension studies to demonstrate the accuracy of 23andMe’s test results and that they are appropriate for sale directly to consumers. This process will likely be costly, time-consuming and uncertain. Delays in receipt of, or failure to obtain, authorizations or clearances could materially delay or prevent 23andMe from commercializing new products and services or result in substantial additional costs. 23andMe may not be able to obtain FDA authorization for all of 23andMe’s products and services.

23andMe will face legal, reputational, and financial risks if 23andMe fails to protect 23andMe’s customer data from security breaches or cyberattacks. Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by 23andMe to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect 23andMe’s business.

23andMe receives and stores a large volume of personally identifiable information, genetic information, and other data relating to 23andMe’s customers, as well as other personally identifiable information and other data relating to individuals such as 23andMe’s employees. Security breaches, employee malfeasance, or human or technological error could lead to potential unauthorized disclosure of 23andMe’s customers’ personal information. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of 23andMe’s solutions and any failure to comply with such laws and regulations could lead to significant fines, penalties or other liabilities.

A security compromise of 23andMe’s information systems or of those of businesses with whom 23andMe interacts that results in confidential information being accessed by unauthorized or improper persons could harm 23andMe’s reputation and expose 23andMe to regulatory actions, customer attrition, remediation expenses, disruption of 23andMe’s business, and claims brought by 23andMe’s customers or others for breaching contractual confidentiality and security provisions or data protection laws. Monetary damages imposed on 23andMe could be significant and not covered by 23andMe’s liability insurance. Techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems evolve frequently and may not immediately produce signs of intrusion, and 23andMe may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that 23andMe expends substantial additional resources related to the security of 23andMe’s information systems and providing required breach notifications, diverting resources from other projects and disrupting 23andMe’s businesses. If 23andMe experiences a data security breach, its reputation could be damaged and 23andMe could be subject to additional litigation, regulatory risks and business losses.

Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Telephone Consumer Protection Act of 1991, or the TCPA, Section 5 of the Federal Trade Commission Act, and effective as of January 1, 2020, the California Consumer Privacy Act (the “CCPA”). These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another. For example, the CCPA, which went into effect on January 1, 2020, among other things, requires new disclosures to California consumers and affords such consumers new abilities to opt out of certain sales of personal information. The CCPA provides for fines of up to $7,500 per violation. Aspects of the CCPA and its interpretation and enforcement remain uncertain. The effects of this legislation potentially are far-reaching and may require 23andMe to modify 23andMe’s data processing practices and policies and incur substantial compliance-related costs and expenses. The CCPA has been amended on multiple occasions. For example, the California Privacy Rights Act (“CPRA”) recently was approved by California voters and significantly modifies the CCPA, potentially resulting in further uncertainty and requiring 23andMe to incur additional costs and expenses in an effort to comply. The CPRA does not become operative until January 1, 2023 (and then applies only to consumer data collected on or after January 1, 2022, (the “lookback period”), with enforcement beginning July 1, 2023. While the CCPA will remain operative and enforceable from now until July 1, 2023, 23andMe will continue to monitor developments related to the CPRA. The effects of this legislation potentially are far-reaching, however, and may require 23andMe to modify 23andMe’s data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. The CCPA and other changes in laws or regulations relating to privacy, data protection, breach notifications, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing 23andMe’s platform, require significant changes to 23andMe’s operations, or even prevent 23andMe from providing 23andMe’s platform in jurisdictions in which 23andMe currently operates and in which 23andMe may operate in the future.

23andMe also is required to comply with increasingly complex and changing data security and privacy regulations in the UK, the EU and in other jurisdictions in which 23andMe conducts business that regulate the collection, use and transfer of personal data, including the transfer of personal data between or among countries. For example, the European Union’s General Data Protection Regulation (“GDPR”), now also enacted in the UK (“UK GDPR”), has imposed stringent compliance obligations regarding the handling of personal data and has resulted in the issuance of significant financial penalties for noncompliance. Further, in July 2020, the Court of Justice of the European Union released a decision in the Schrems II case (Data Protection Commission v. Facebook Ireland, Schrems), declaring the EU-US Privacy Shield invalid and calling into question data transfers carried out under the European Commission’s Standard Contractual Clauses. As a result of the decision, 23andMe may face additional scrutiny from EU regulators in relation to the transfer of personal data from the EU to the US. Noncompliance with the GDPR can trigger fines of up to the greater of €20 million or 4% of global annual revenues. In the U.S., there have been proposals for federal privacy legislation and many new state privacy laws proposed, including laws specific to genetic testing companies. Other countries have enacted or are considering enacting data localization laws that require certain data to stay within their borders. 23andMe may also face audits or investigations by one or more domestic or foreign government agencies or 23andMe’s customers pursuant to 23andMe’s contractual obligations relating to 23andMe’s compliance with these regulations. Complying with changing regulatory requirements requires 23andMe to incur substantial costs, exposes 23andMe to potential regulatory action or litigation, and may require changes to 23andMe’s business practices in certain jurisdictions, any of which could materially adversely affect 23andMe’s business operations and operating results.

Despite 23andMe’s efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that 23andMe’s interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. 23andMe’s failure, or the failure by 23andMe’s third-party providers on 23andMe’s platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data relating to 23andMe’s customers, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage 23andMe’s reputation, discourage new and existing customers from using 23andMe’s platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect 23andMe’s business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm 23andMe’s reputation and brand and adversely affect 23andMe’s business, financial condition, and results of operations.

23andMe plans to expand operations abroad where 23andMe has limited operating experience where 23andMe may be subject to increased regulatory risks and local competition. If 23andMe is unsuccessful in any efforts to expand internationally, 23andMe’s business may be harmed.

Regulations exist or are under consideration in countries outside the U.S., which limit or prevent the sale of direct to consumer genetic tests. Some countries, including Australia, require premarket review by their regulatory body similar to that required in the U.S. by FDA. Some countries, including Australia, Germany,

France and Switzerland require a physician prescription for genetic tests providing health information, thus limiting 23andMe’s offering in those countries to an ancestry-only test. Other countries require mandatory genetic counseling prior to genetic testing. These regulations limit the available market for 23andMe’s products and services and increase the costs associated with marketing the products and services where 23andMe is able to offer its products. Legal developments in the EU have created a range of new compliance obligations regarding transfers of personal data from the European Union to the U.S., including GDPR and UK GDPR, which applies to certain of 23andMe’s activities related to services that 23andMe offers or may offer to individuals located in the EU. Significant effort and expense will continue to be required to ensure compliance with the GDPR and UK GDPR, and could cause 23andMe to change 23andMe’s business practices. Moreover, requirements under the GDPR and UK GDPR may change periodically or may be modified by the EU/UK and/or national law. The GDPR and UK GDPR impose stringent compliance obligations regarding the handling of personal data and has resulted in the issuance of significant financial penalties for noncompliance, including possible fines of up to 4% of global annual turnover for the preceding financial year or €20 million/£17.5 million (whichever is higher) for the most serious violations.

The EU adopted the IVD Directive Regulation (“IVDR”) which increased the regulatory requirements applicable to IVDs in the EU and requires that 23andMe classify and obtain pre-market approval from an independent certified notified body for 23andMe’s Personal Genome Service health reports, which will be subject to the IVDR as of May 25, 2022. 23andMe must also achieve and maintain International Standards Organization (ISO) certification of 23andMe’s Quality Management Systems. If 23andMe is not able to achieve or maintain regulatory compliance, 23andMe may not be permitted to market 23andMe’s health reports and/or may be subject to enforcement by EU Competent Authorities, bodies with authority to act on behalf of the government of the applicable EU Member State, or other nations which adopt IVDR standards, to ensure that the requirements of the directive or regulation are met.

Additionally, in September 2020 the United Kingdom Medicines and Healthcare products Regulatory Agency (“MHRA”) announced regulations requiring a new United Kingdom Conformity Assessed mark (“UKCA”) applicable to medical devices, including testing products and services like 23andMe’s Personal Genome Service health reports, to be placed on the market beginning January 1, 2021 or for products already on the market, to be maintained on the market after June 30, 2023 which requires that a Declaration of Conformity be obtained based on technical files for all products to which the UKCA applies. Aspects of the UKCA take effect January 1, 2021 and require that medical devices be registered with MHRA. In addition to registration requirements, manufacturers of medical devices based outside of the United Kingdom, including 23andMe, must designate a United Kingdom Responsible Person to maintain documents supporting the UKCA and Declaration of Conformity and respond to inquiries from MHRA. If 23andMe is not able to achieve or maintain regulatory compliance 23andMe may not be permitted to market its health reports and/or may be subject to enforcement action by MHRA.

If 23andMe fails to comply with any of these regulations, 23andMe could become subject to enforcement actions or the imposition of significant monetary fines, other penalties, or claims, which could harm its operating results or 23andMe’s ability to conduct its business.

Risks Related to Intellectual Property and Legal Proceedings

If 23andMe is unable to protect 23andMe’s intellectual property, the value of 23andMe’s brand and other intangible assets may be diminished, and 23andMe’s business may be adversely affected.

23andMe depends on its proprietary technology, intellectual property and services for 23andMe’s success and ability to compete. 23andMe relies and expects to continue to rely on a combination of confidentiality and other agreements with 23andMe’s employees, consultants and third parties with whom 23andMe has relationships and who may have access to confidential or patentable aspects of 23andMe’s research and development output, as well as trademark, copyright, patent and trade secret protection laws, to protect 23andMe’s proprietary rights. Although 23andMe enters into these confidentiality and other agreements, any of these parties may breach the agreements and disclose information before a patent application is filed, and jeopardize 23andMe’s ability to seek patent protection. In addition, 23andMe’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between 23andMe’s inventions and the prior art allow 23andMe’s inventions to be patentable over the prior art. Since publications in the scientific literature often lag behind the actual discoveries, and patent applications do not publish until 18 months after filing, 23andMe is never certain that 23andMe is the first to make the inventions claimed in any of its patents or that 23andMe is the first to file for patent protection of such patents. 23andMe has filed various applications for certain aspects of 23andMe’s intellectual property in the U.S. and other countries. However, third parties may knowingly or unknowingly infringe 23andMe’s proprietary rights, third parties may challenge proprietary rights held by 23andMe, pending and future patent, copyright, trademark and other applications may not be approved and 23andMe may not be able to prevent infringement without incurring substantial expense. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the U.S.

If the protection of 23andMe’s proprietary rights is inadequate to prevent use or appropriation by third parties, the value of 23andMe’s brand and other intangible assets may be diminished and competitors may be able to more effectively mimic 23andMe’s service and methods of operations. Despite 23andMe’s efforts to protect its proprietary rights, attempts may be made to copy or reverse engineer aspects of 23andMe’s products or services, or to obtain and use information that 23andMe regards as proprietary. Accordingly, 23andMe may be unable to protect 23andMe’s proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of 23andMe’s intellectual property would be difficult for 23andMe. Litigation may be necessary in the future to enforce 23andMe’s intellectual property rights, to protect 23andMe’s trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation and/or any of the events above could result in substantial costs and diversion of resources and could have a material adverse effect on 23andMe’s business, consolidated financial condition and consolidated results of operations.

23andMe may be unable to obtain and maintain patent protection for therapeutic drugs 23andMe develops.

23andMe’s success depends in large part on 23andMe’s ability to obtain and maintain patent protection in the U.S. and other countries for 23andMe’s proprietary therapeutic drugs and other technologies. Since the development of 23andMe’s therapeutic drugs is at an early stage, 23andMe’s intellectual property portfolio is also at an early stage. 23andMe has filed and intends to file patent applications. However, there are no assurances that any such patent application will issue as a granted patent. Any failure to file a non-provisional application within one year of a provisional patent application may cause 23andMe to lose the ability to obtain patent protection for the inventions disclosed in the provisional patent application.

In addition, in some cases, 23andMe may not be able to obtain issued claims covering compositions relating to 23andMe’s programs and therapeutic drugs, as well as other technologies important to 23andMe’s business. Instead, 23andMe may rely on patent applications covering a method of use and/or method of manufacture for protection of such programs and therapeutic drugs. There is no assurance that any such patent application will issue as a granted patent, and even if they are granted, the claims may not be sufficient to prevent third parties from utilizing 23andMe’s technology. Any failure to obtain or maintain patent protection with respect to 23andMe’s programs and therapeutic drugs could have a material adverse effect on 23andMe’s business, financial condition, results of operations, and prospects.

23andMe may be unable to obtain sufficiently broad protection, or 23andMe may lose patent protection.

As patent prosecution of biotechnology and pharmaceutical companies is highly uncertain, involves complex legal and factual questions, and has been the subject of litigation in recent years, the issuance, scope, validity, enforceability and commercial value of 23andMe’s patent rights are highly uncertain. 23andMe’s pending and future patent applications may not result in granted patents that protect 23andMe’s drugs which would render 23andMe unable to prevent others from commercializing 23andMe’s drugs. The coverage of patent claims may be significantly reduced during patent prosecution before the patent is granted and the scope can also be reinterpreted after grant, which may not provide 23andMe meaningful protection, may not allow 23andMe to exclude competitors or may not provide 23andMe with any competitive advantage.

Litigation with respect to 23andMe’s intellectual property rights or 23andMe’s commercial activities could result in unanticipated expenses and, if resolved unfavorably, could harm 23andMe’s business.

Companies in the genetics, pharmaceutical, medical device, Internet, technology and online payment industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. 23andMe has, in the past, received notice from patent holders and other parties alleging that 23andMe has infringed their intellectual property rights. As 23andMe faces increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against 23andMe grows. 23andMe’s technologies and services may not be able to withstand any third-party claims or rights against their use. 23andMe may in the future be subject to litigation on the foregoing grounds or other grounds. The costs of supporting such litigation are considerable, and there can be no assurances that a favorable outcome will be obtained. 23andMe may be required to settle such litigation on terms that are unfavorable to 23andMe. Similarly, if any litigation to which 23andMe may be a party fails to settle and 23andMe goes to trial, 23andMe may be subject to an unfavorable judgment, which may not be reversible upon appeal. The terms of such a settlement or judgment may require 23andMe to cease some or all of 23andMe’s operations or require the payment of substantial amounts to the other party.

With respect to any intellectual property rights claim, 23andMe may have to seek a license to continue practices found to be in violation of a third parties rights, which may not be available on reasonable terms and may significantly increase 23andMe’s operating expenses. A license to continue such practices may not be available to 23andMe at all. As a result, 23andMe may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense. 23andMe’s business and results of operations could be materially and adversely affected as a result.

23andMe may not be able to protect 23andMe’s intellectual property rights throughout the world.

Filing, prosecuting and defending patents on 23andMe’s products and services in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S., and 23andMe may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, 23andMe may not be able to prevent third parties from practicing 23andMe’s inventions in all countries outside the U.S., or from selling or importing products made using 23andMe’s inventions in and into the U.S. or other jurisdictions. Competitors may use 23andMe’s technologies in jurisdictions where 23andMe has not obtained patent protection to develop their own products and may also export infringing products to territories where 23andMe has patent protection, but enforcement is not as strong as that in the U.S. These products may compete with 23andMe’s products and 23andMe’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for 23andMe to stop the infringement of 23andMe’s patents in such countries. Proceedings to enforce 23andMe’s patent rights in foreign jurisdictions could result in substantial cost and divert 23andMe’s efforts and attention from other aspects of 23andMe’s business, could put 23andMe’s patents at risk of being invalidated or interpreted narrowly and 23andMe’s patent applications at risk of not issuing, and could provoke third parties to assert claims against 23andMe. 23andMe may not prevail in any lawsuits that 23andMe initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, 23andMe’s efforts to enforce 23andMe’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that 23andMe develops or licenses.

Changes in patent law in the U.S. and other jurisdictions could diminish the value of patents in general, thereby impairing 23andMe’s ability to protect 23andMe’s products and services.

Changes in either the patent laws or in interpretations of patent laws in the U.S. or other countries or regions may diminish the value of 23andMe’s intellectual property. 23andMe cannot predict the breadth of claims that may be allowed or enforced in 23andMe’s patents or in third-party patents. In the U.S., prior to March 16, 2013, assuming that other requirements for patentability were satisfied, the first to invent the claimed invention was entitled to the patent, while outside the U.S., the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (“America Invents Act”), enacted in September 16, 2011, the U.S. transitioned to a first inventor to file system in which, assuming that other requirements for patentability are satisfied, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, a third party that files a patent application in the USPTO before 23andMe could be awarded a patent covering an invention of ours even if 23andMe had made the invention before it was made by such third party. This will require 23andMe to be cognizant of the time from invention to filing of a patent application. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing or until issuance, 23andMe cannot be certain that 23andMe or 23andMe’s licensors were the first to either file any patent application related to 23andMe’s products or services or invent any of the inventions claimed in 23andMe’s or 23andMe’s licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate 23andMe’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of 23andMe’s owned or in-licensed patent applications and the enforcement or defense of 23andMe’s owned or in-licensed issued patents, all of which could have a material adverse effect on 23andMe’s business.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to 23andMe’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken 23andMe’s ability to obtain new patents or to enforce 23andMe’s existing patents and patents that 23andMe might obtain in the future.

Issued patents covering 23andMe’s products and services could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and some of 23andMe’s patents or patent applications, including licensed patents, may be challenged, in courts or patent offices in the U.S. and abroad. 23andMe or 23andMe’s collaborators may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office (“USPTO”) or be involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference or other similar proceedings challenging 23andMe’s or 23andMe’s collaborators’ patent rights. An adverse decision in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize 23andMe’s drugs or other technologies and compete directly with 23andMe, without payment to 23andMe or result in 23andMe’s inability to manufacture or commercial products without infringing third-party patent rights. Additionally, if 23andMe and 23andMe’s licensing partners initiate or become involved in legal proceedings against a third party to enforce a patent covering one of 23andMe’s products or technologies, the defendant could counterclaim that the patent covering 23andMe’s product is invalid or unenforceable. In patent litigation in the U.S., counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including patent eligible subject matter, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition, the U.S. now awards patent priority to the first party to file a patent application, and others may submit patent claims covering 23andMe’s inventions prior to 23andMe. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, 23andMe cannot be certain that there is no invalidating prior art, of which 23andMe and the patent examiner were unaware during prosecution. A successful third-party challenge to 23andMe’s patents could result in the unenforceability or invalidity of such patents, which could have a material adverse impact on 23andMe’s business. Furthermore, if the breadth or strength of protection provided by 23andMe’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with 23andMe to license, develop or commercialize current or future products and services.

23andMe may not be aware of all third-party intellectual property rights potentially relating to 23andMe’s drug pipeline, products and services. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. 23andMe might not have been the first to make the inventions covered by each of 23andMe’s pending patent applications and 23andMe might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, 23andMe may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO. The outcome of such proceedings is uncertain, and other patent applications may have priority over 23andMe’s patent applications. Such proceedings could also result in substantial costs to 23andMe and divert 23andMe’s management’s attention and resources.

23andMe may be subject to claims that 23andMe’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that 23andMe’s employees have wrongfully used or disclosed alleged trade secrets of their former employers.

23andMe employs, and expects to employ in the future, individuals who were previously employed at universities or other companies, including 23andMe’s competitors or potential competitors. Although 23andMe tries to ensure that 23andMe’s employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for 23andMe, 23andMe may be subject to claims that 23andMe’s employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that 23andMe has improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If 23andMe fails in defending such claims, in addition to paying monetary damages, 23andMe may lose valuable intellectual property rights or personnel, which could adversely impact 23andMe’s business. A loss of key research personnel work product could hamper or prevent 23andMe’s ability to commercialize potential products and services, which could harm 23andMe’s business. Even if 23andMe is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

23andMe may not be able to protect and enforce 23andMe’s trademarks.

23andMe has not yet registered certain of its trademarks in all of 23andMe’s potential markets, although 23andMe has registered 23andMe, Inc., 23andMe, and other 23andMe logos and product and service names in the U.S., the EU and a number of other countries and are seeking to register additional trademarks. As 23andMe applies to register 23andMe’s unregistered trademarks in the U.S. and other countries, 23andMe’s applications may not be allowed for registration in a timely fashion or at all, and 23andMe’s registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against 23andMe’s trademark applications and registrations, and 23andMe’s trademarks may not survive such proceedings. In certain countries outside of the U.S., trademark registration is required to enforce trademark rights. If 23andMe does not secure registrations for 23andMe’s trademarks, 23andMe may encounter more difficulty in enforcing them against third parties than 23andMe otherwise would.

23andMe may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

23andMe may be subject to claims that former employees, collaborators or other third parties have an interest in 23andMe’s owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Ownership disputes may arise, for example, from conflicting obligations of employees, consultants or others who are involved in developing 23andMe’s future products and services.

Litigation may be necessary to defend against these and other claims by a third party challenging inventorship of 23andMe’s or 23andMe’s licensors’ ownership of 23andMe’s owned or in-licensed patents, trade secrets or other intellectual property. If 23andMe or 23andMe’s licensors fail in defending any such claims, in addition to paying monetary damages, 23andMe may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to 23andMe’s product or services. Alternatively, 23andMe may need to obtain one or more additional licenses from the third party which will be time-consuming and expensive and could result in substantial costs and diversion of resources and could have a material adverse effect on 23andMe’s business. Even if 23andMe is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on 23andMe’s business, financial condition, results of operations and prospects.

If 23andMe becomes involved in patent litigation or other proceedings related to a determination of rights, 23andMe could incur substantial costs and expenses, substantial liability for damages or be required to stop 23andMe’s development and commercialization efforts of its products and services.

There is a substantial amount of litigation, both within and outside the U.S., involving patent and other intellectual property rights in the life sciences, clinical diagnostics and drug discovery industries, including patent infringement lawsuits, declaratory judgment litigation and adversarial proceedings before the USPTO, including interferences, derivation proceedings, ex parte reexaminations, post-grant review and inter partes review, as well as corresponding proceedings in foreign courts and foreign patent offices.

23andMe may, in the future, become involved with litigation or actions at the USPTO or foreign patent offices with various third parties. 23andMe expects that the number of such claims may increase as 23andMe’s industry expands, more patents are issued, the number of products or services increases and the level of competition in 23andMe’s industry increases. Any infringement claim, regardless of its validity, could harm 23andMe’s business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of 23andMe’s business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments.

It may be necessary for 23andMe to pursue litigation or adversarial proceedings before the patent office in order to enforce 23andMe’s patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. The outcome of any such litigation might not be favorable to 23andMe, and even if 23andMe were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on 23andMe’s business, operating results or financial condition.

As 23andMe moves into new markets and expand 23andMe’s products or services offerings, incumbent participants in such markets may assert their patents and other proprietary rights against 23andMe as a means of slowing 23andMe’s entry into such markets or as a means to extract substantial license and royalty payments from 23andMe. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom 23andMe’s own patents may provide little or no deterrence or protection.

Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that 23andMe’s current or future products, technologies and services may infringe. 23andMe cannot be certain that 23andMe has identified or addressed all potentially significant third-party patents in advance of an infringement claim being made against 23andMe. In addition, similar to what other companies in 23andMe’s industry have experienced, 23andMe expects its competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing 23andMe’s products or services infringes these patents. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from 23andMe’s business. Parties making claims against 23andMe may be able to sustain the costs of complex patent litigation more effectively than 23andMe can because they have substantially greater resources. Parties making claims against 23andMe may be able to obtain injunctive or other relief, which could block 23andMe’s ability to develop, commercialize and sell products or services and could result in the award of substantial damages against 23andMe, including treble damages, attorney’s fees, costs and expenses if 23andMe is found to have willfully infringed. In the event of a successful claim of infringement against it, 23andMe may be required to pay damages and ongoing royalties and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. 23andMe may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in 23andMe’s competitors gaining access to the same intellectual property. In addition, 23andMe could encounter delays in product or service introductions while 23andMe attempts to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent 23andMe from commercializing products or services, and the prohibition of sale of any of 23andMe’s products or services could materially affect 23andMe’s business and 23andMe’s ability to gain market acceptance for 23andMe’s products or services.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of 23andMe’s confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of 23andMe’s common stock.

In addition, 23andMe’s agreements with some of 23andMe’s customers, suppliers or other entities with whom 23andMe does business require 23andMe to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. 23andMe could also voluntarily agree to defend or indemnify third parties in instances where 23andMe is not obligated to do so if 23andMe determines it would be important to 23andMe’s business relationships. If 23andMe is required or agree to defend or indemnify third parties in connection with any infringement claims, 23andMe could incur significant costs and expenses that could adversely affect 23andMe’s business, operating results or financial condition.

Patent terms may be inadequate to protect 23andMe’s competitive position on its products and services for an adequate amount of time.

Patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering 23andMe’s products and services are obtained, once the patent life has expired, 23andMe may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products and services, patents protecting such products and services might expire before or shortly after such products and services are commercialized. As a result, 23andMe’s owned and licensed patent portfolio may not provide 23andMe with sufficient rights to exclude others from commercializing products similar or identical to ours.

23andMe may not obtain patent term extension and data exclusivity for its drugs.

Depending upon the timing, duration and details of any FDA marketing approval of any drugs, 23andMe’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act), which permits a maximum of 5 years of patent term extension as compensation for patent term lost during FDA regulatory review. The extended patent term must not extend 14 years beyond the date of product approval, and may be used to extend only one patent and may be only used to extend a patent with claims covering the approved drug, a method of using it or a method of manufacturing the drug. Similar extensions are available in other foreign jurisdictions outside of the U.S., such as Supplemental Patent Certificates in Europe. Such extensions may not be granted in situations where there is a failure to exercise due diligence during the testing phase or regulatory review phase, failure to apply within the deadline, failure to apply prior to expiration of the relevant patent, or failure to satisfy the applicable requirements. In addition, the term of patent extension that is granted may be less than is requested. Failure to obtain patent term extension, allows 23andMe’s competitors to obtain approval of competing products following 23andMe’s patent expiration, and may harm 23andMe’s business and financial and growth prospects.

23andMe may not be successful in obtaining, through acquisitions or otherwise, accessory rights to 23andMe’s drugs.

As other biotechnology and pharmaceutical companies and academic entities are competing with 23andMe, they may have patents or have filed and are likely filing patent applications potentially relevant to 23andMe’s business. 23andMe may find it necessary to obtain licenses to such patents from such third parties to avoid infringing on these third-party patents. The licensing of these third-party patents may be competitive and if 23andMe is unable to successfully obtain such rights, 23andMe may have to abandon development of the drug which may affect 23andMe’s business and financial and growth prospects.

23andMe utilizes open source software, which may pose particular risks to its proprietary software and source code.

23andMe uses open source software in 23andMe’s proprietary software and will use open source software in the future. Companies that incorporate open source software into their proprietary software and products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. Some licenses governing the use of open source software contain requirements that 23andMe makes available source code for modifications or derivative works 23andMe creates based upon the open source software, and that 23andMe licenses such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, 23andMe could be required to release the source code of 23andMe’s proprietary software, and to make 23andMe’s proprietary software available under open source licenses to third parties at no cost, if 23andMe combines its proprietary software with open source software in certain manners. Although 23andMe monitors its use of open source software, 23andMe cannot assure you that all open source software is reviewed prior to use in 23andMe’s software, that 23andMe’s developers have not incorporated open source software into 23andMe’s proprietary software, or that they will not do so in the future. Additionally, the terms of many open source licenses to which 23andMe is subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on 23andMe’s ability to market or provide 23andMe’s proprietary software. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open source software were to allege that 23andMe has not complied with the conditions of an open source license, 23andMe could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, 23andMe could be subject to significant damages or be enjoined from the distribution of 23andMe’s proprietary software. In addition, the terms of open source software licenses may require 23andMe to provide software that 23andMe develops using such open source software to others on unfavorable license terms. As a result of 23andMe’s current or future use of open source software, 23andMe may face claims or litigation, be required to release 23andMe’s proprietary source code, pay damages for breach of contract, re-engineer 23andMe’s proprietary software, discontinue making 23andMe’s proprietary software available in the event re-engineering cannot be accomplished on a timely basis, discontinue certain aspects or functionality of its PGS, or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and 23andMe may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on 23andMe’s business, financial condition and results of operations.

Risks Related to the Business Combination and Integration of Businesses

Each of VGAC and 23andMe have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting, and financial advisory fees.

As part of the Business Combination, each of VGAC and 23andMe are utilizing professional service firms for legal, accounting, and financial advisory services. Although the parties have been provided with estimates of the costs for each advisory firm, the total actual costs may exceed those estimates.

Risks Related to the Business Combination and VGAC

Unless the context otherwise requires, any reference in this section of this proxy statement/consent solicitation statement/prospectus to the “VGAC,” “we,” “us,” or “our” refers to VGAC prior to the Business Combination and to New 23andMe and its subsidiaries following the Business Combination.

The Sponsor has entered into a letter agreement with VGAC to vote in favor of the Business Combination, regardless of how VGAC public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor, pursuant to the Sponsor Agreement, has agreed, among other things, to vote in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Merger). As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares (excluding the private placement shares underlying the private placement warrants).

Neither the VGAC Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the VGAC Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that VGAC is paying for 23andMe is fair to VGAC from a financial point of view. Neither the VGAC Board nor any committee thereof obtained a third-party valuation in connection with the Business Combination. In analyzing the Business Combination, the VGAC Board and management conducted due diligence on 23andMe and researched the industry in which 23andMe operates. The VGAC Board reviewed, among other things, financial due diligence materials prepared by professional advisors, financial and market data information on selected comparable companies, the implied purchase price multiple of 23andMe, and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of VGAC shareholders. Accordingly, investors will be relying solely on the judgment of the VGAC Board and management in valuing 23andMe, and the VGAC Board and management may not have properly valued 23andMe’s business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially adversely impact VGAC’s ability to consummate the Business Combination.

The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination.

In December 2019, the COVID-19 outbreak was reported in China, and, in March 2020, the World Health Organization declared it a pandemic. Since being initially reported in China, COVID-19 has spread throughout the world and has resulted in unprecedented restrictions and limitations on operations of many businesses and governmental entities, including in the United States and the United Kingdom. Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact on the businesses of VGAC, 23andMe, and New 23andMe, and there is no guarantee that efforts by VGAC, 23andMe, and New 23andMe to address the adverse impact of COVID-19 will be effective. If VGAC or 23andMe are unable to recover from a business disruption on a timely basis, the Business Combination and New 23andMe’s business and financial conditions and results of operations following the completion of the Business Combination could be adversely affected. The Business Combination may also be delayed and adversely affected by COVID-19, and become more costly. Each of VGAC and 23andMe may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect their respective financial condition and results of operations.

Since the Sponsor and VGAC’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of VGAC shareholders, a conflict of interest may have existed in determining whether the Business Combination with 23andMe is appropriate as VGAC’s initial business combination. Such interests include that the Sponsor, as well as VGAC’s executive officers and directors, will lose their entire investment in VGAC if VGAC’s business combination is not completed.

When you consider the recommendation of the VGAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and VGAC’s directors and executive officers, have interests in such proposal that are different from, or in addition to (which may conflict with), those of VGAC shareholders and VGAC warrantholders generally.

These interests include, among other things, the interests listed below:

•	the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by it in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 12,713,750 Class B ordinary shares it currently owns and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor paid $12,171,000 for its private placement warrants, and the Class A ordinary shares and private placement warrants underlying those units would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the Sponsor and VGAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if VGAC fails to complete an initial business combination by October 6, 2022;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the Sponsor;

•

the fact that the Sponsor transferred 30,000 Class B ordinary shares to each of VGAC’s three independent directors prior to the initial public offering, and such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that each of Mr. Bayliss and Mr. Lovell invested $300,000 in the Sponsor and hold interests in the Sponsor that represent an indirect interest in 1,667,581 Class B ordinary shares and 197,814 private placement warrants, and the fact that Mr. Brown, Mr. Lockhart III and Ms. Briggs invested $1,000,000, $500,000 and $250,000, respectively, in the Sponsor indirectly through an investment in VG Acquisition Holdings LLC, an affiliate of the Sponsor, and hold interests in VG Acquisition Holdings LLC that represent an indirect interest in 706,819, 353,409 and 176,705 Class B ordinary shares, respectively, and 665,740, 332,870, and 166,435 private placement warrants, respectively, and all of such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the Sponsor entered into the Sponsor Agreement pursuant to which the Sponsor has agreed that the Earn-Out Shares will be subject to a lockup of seven years, subject to an early release effective (i) with respect to 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30-trading-day period and (ii) with respect to the other 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30-trading-day period;

•	the continued indemnification of VGAC’s directors and officers and the continuation of VGAC’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and VGAC’s officers and directors will lose their entire investment in VGAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by October 6, 2022;

•

the fact that if the trust account is liquidated, including in the event VGAC is unable to complete an initial business combination by October 6, 2022, the Sponsor has agreed to indemnify VGAC to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which VGAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to VGAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•

the fact that the Virgin Group owns 39,760 shares of 23andMe Class A Preferred Stock, for which it invested $50,000, which shares will be converted to shares of 23andMe Class B Common Stock immediately prior to the Closing and canceled in exchange for the right to receive approximately 91,487 shares of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, which shares of New 23andMe Class B Common Stock will represent approximately 0.02% of outstanding shares of New 23andMe Common Stock and approximately 0.03% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock; and

•

the fact that the Virgin Group and the Sponsor will collectively own 12,713,750 shares of New 23andMe Class A Common Stock and approximately 91,487 shares of New 23andMe Class B Common Stock, which collectively will represent approximately 3.23% of outstanding shares of New 23andMe Common Stock and approximately 0.42% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock and assuming that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million.

See “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for additional information on interests of VGAC’s directors and executive officers.

The exercise of VGAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in VGAC shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require VGAC to agree to amend the Merger Agreement, to consent to certain actions taken by 23andMe, or to waive rights that VGAC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of 23andMe’s business, a request by 23andMe to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement, or the occurrence of other events that would have a material adverse effect on 23andMe’s business and would entitle VGAC to terminate the Merger Agreement. In any of such circumstances, it would be at VGAC’s discretion, acting through the VGAC Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for VGAC and VGAC shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/consent solicitation statement/prospectus, VGAC does not believe there will be any changes or waivers that VGAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, VGAC will circulate a new or amended proxy statement/consent solicitation statement/prospectus and resolicit VGAC shareholders if changes to the terms of the transaction that would have a material impact on VGAC shareholders are required prior to the vote on the Business Combination Proposal.

The dual-class structure of New 23andMe’s common stock will have the effect of concentrating voting power with the current 23andMe stockholders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of New 23andMe Class B Common Stock will have ten votes per share, while shares of New 23andMe Class A Common Stock will have one vote per share. Upon the consummation of the Business Combination, the current holders of 23andMe Class B Common Stock and 23andMe Preferred Stock will hold all of the issued and outstanding shares of New 23andMe Class B Common Stock. Accordingly, upon the consummation of the Business Combination, the current holders of 23andMe Class B Common Stock and 23andMe Preferred Stock will hold, directly or indirectly, and assuming maximum redemptions by the public shareholders, approximately 97% of the voting power of New 23andMe’s capital stock on a fully-diluted basis and will be able to control matters submitted to VGAC shareholders for approval, including the election of directors, amendments of VGAC’s organizational documents, and any merger, consolidation, sale of all or substantially all of VGAC’s assets, or other major corporate transactions. The current holders of 23andMe Class B Common Stock and 23andMe Preferred Stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of New 23andMe, could deprive VGAC shareholders of an opportunity to receive a premium for their capital stock as part of a sale of New 23andMe, and might ultimately affect the market price of shares of New 23andMe Class A Common Stock. For information about New 23andMe’s dual-class structure, see the section titled “Description of New 23andMe Securities.”

VGAC cannot predict the impact New 23andMe’s dual-class structure may have on the stock price of New 23andMe Class A Common Stock.

VGAC cannot predict whether New 23andMe’s dual-class structure will result in a lower or more volatile market price of New 23andMe Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly-public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, New 23andMe’s dual-class capital structure would make New 23andMe ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not invest in New 23andMe Class A Common Stock. These policies are still fairly new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of New 23andMe’s dual-class structure, New 23andMe will likely be excluded from certain of these indices and VGAC cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of New 23andMe Class A Common Stock less attractive to other investors. As a result, the market price of shares of New 23andMe Class A Common Stock could be adversely affected.

Subsequent to consummation of the Business Combination, VGAC may be required to take write-downs or write-offs, restructuring and impairment, or other charges that could have a significant negative effect on VGAC’s financial condition, results of operations, and the share price of VGAC’s securities, which could cause you to lose some or all of your investment.

VGAC cannot assure you that the due diligence conducted in relation to 23andMe has identified all material issues or risks associated with 23andMe, its business, or the industry in which it competes. As a result of these factors, VGAC may incur additional costs and expenses and VGAC may be forced to later write-down or write-off assets, restructure VGAC’s operations, or incur impairment or other charges that could result in VGAC reporting losses. Even if VGAC’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with VGAC’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on VGAC’s financial condition and results of operations and could contribute to negative market perceptions about VGAC’s securities or New 23andMe. Accordingly, any VGAC shareholders who choose to remain New 23andMe stockholders following the Business Combination could suffer a reduction in the value of their shares and warrants. Such VGAC shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by VGAC officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/consent solicitation statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New 23andMe, including those from 23andMe, and some of whom may join New 23andMe following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New 23andMe.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of VGAC’s key personnel. VGAC expects New 23andMe’s current management to remain in place. VGAC cannot assure you that VGAC will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals VGAC determines may be necessary following the Business Combination.

The unaudited pro forma financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus may not be indicative of what New 23andMe’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, 23andMe being considered the accounting acquirer in the Business Combination, the debt obligations and the cash and cash equivalents of 23andMe at the Closing, and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of VGAC’s future operating or financial performance and VGAC’s actual financial condition and results of operations may vary materially from VGAC’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/consent solicitation statement/prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma condensed combined financial information does not give effect to any operating efficiencies or cost savings that may be associated with the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The ability of the public shareholders to exercise redemption rights with respect to a large number of VGAC public shares may not allow VGAC to complete the most desirable business combination or optimize the capital structure of New 23andMe.

At the time of entering into the Merger Agreement, VGAC did not know how many shareholders may exercise their redemption rights, and therefore, VGAC needed to structure the transaction based on its expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things: (i) the approval of the Condition Precedent Proposals; (ii) the expiration and termination of the applicable waiting period under the HSR Act relating to the Merger Agreement; and (iii) the Minimum Available Cash Condition. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated.

The Sponsor, as well as 23andMe, VGAC directors, executive officers, advisors, and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of VGAC Class A ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding VGAC or VGAC’s securities, the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of VGAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal are approved by the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (ii) the Domestication Proposal and the Charter Amendment Proposal are approved by the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (iii) the Minimum Available Cash Condition is met and/or otherwise limit the number of public shares electing to redeem, and (iv) New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.

In addition, if such purchases are made, the public “float” of VGAC public shares and the number of beneficial holders of VGAC securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of VGAC securities on a national securities exchange.

If third parties bring claims against VGAC, the proceeds held in the trust account could be reduced and the per share redemption amount received by VGAC shareholders may be less than $10.00 per share (which was the offering price in the initial public offering).

VGAC’s placing of funds in the trust account may not protect those funds from third-party claims against VGAC. Although VGAC will seek to have all vendors, service providers (other than VGAC’s independent registered public accounting firm), prospective target businesses, or other entities with which VGAC does business execute agreements with VGAC waiving any right, title, interest, or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against VGAC’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, VGAC’s management will consider whether competitive alternatives are reasonably available to VGAC and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances.

Examples of possible instances where VGAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with VGAC and will not seek recourse against the trust account for any reason. Upon redemption of the public shares, if VGAC is unable to complete a business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with a business combination, VGAC will be required to provide for payment of claims of creditors that were not waived that may be brought against VGAC within the ten years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, the Sponsor has agreed to be liable to VGAC if and to the extent any claims by a vendor for services rendered or products sold to VGAC, or a prospective target business with which VGAC has discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest, or claim of any kind in or to any monies held in the trust account or to any claims under VGAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. VGAC has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and VGAC has not asked the Sponsor to reserve for such indemnification obligations. Therefore, VGAC cannot assure you that the Sponsor would be able to satisfy those obligations. None of VGAC’s officers will indemnify VGAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if VGAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against VGAC which is not dismissed, or if VGAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in VGAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of VGAC shareholders. To the extent any bankruptcy claims deplete the trust account, VGAC may not be able to return to the public shareholders $10.00 per share (which was the offering price in the initial public offering).

If, after VGAC distributes the proceeds in the trust account to the public shareholders, VGAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against VGAC that is not dismissed, a bankruptcy court may seek to recover such proceeds, and VGAC and the VGAC Board may be exposed to claims of punitive damages.

If, after VGAC distributes the proceeds in the trust account to the public shareholders, VGAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against VGAC that is not dismissed, any distributions received by public shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by VGAC shareholders. In addition, the VGAC Board may be viewed as having breached its fiduciary duty to VGAC’s creditors and/or having acted in bad faith, thereby exposing it and VGAC to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. VGAC cannot assure you that claims will not be brought against VGAC for these reasons.

If, before distributing the proceeds in the trust account to the public shareholders, VGAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against VGAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of VGAC shareholders and the per share amount that would otherwise be received by VGAC shareholders in connection with VGAC’s liquidation may be reduced.

If, before distributing the proceeds in the trust account to the public shareholders, VGAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against VGAC that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in VGAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of public shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by VGAC shareholders in connection with VGAC’s liquidation may be reduced.

VGAC shareholders may be held liable for claims by third parties against VGAC to the extent of distributions received by them upon redemption of their shares.

If VGAC is forced to enter into an insolvent liquidation, any distributions received by VGAC shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, VGAC was unable to pay VGAC’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by VGAC shareholders. Furthermore, VGAC directors may be viewed as having breached their fiduciary duties to VGAC or VGAC’s creditors and/or may have acted in bad faith, and thereby exposing themselves and VGAC’s company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against VGAC for these reasons.

VGAC is an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if VGAC takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make VGAC’s securities less attractive to investors and may make it more difficult to compare VGAC’s performance with other public companies.

VGAC is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and VGAC may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in VGAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, VGAC shareholders may not have access to certain information they may deem important. VGAC could be an emerging growth company for up to five years, although circumstances could cause VGAC to lose that status earlier, including if the market value of VGAC Class A ordinary shares or, after the Business Combination, the New 23andMe Class A Common Stock held by non-affiliates exceeds $700 million as of any June 30th (or if after the Business Combination, September 30th) before that time, in which case VGAC would no longer be an emerging growth company as of the following December 31st (or if after the Business Combination, March 31st). Following the Business Combination, VGAC expects that New 23andMe will remain an emerging growth company until March 31, 2022. VGAC cannot predict whether investors will find VGAC’s securities less attractive because VGAC will rely on these exemptions. If some investors find VGAC’s securities less attractive as a result of VGAC’s reliance on these exemptions, the trading prices of VGAC’s securities may be lower than they otherwise would be, there may be a less active trading market for VGAC’s securities and the trading prices of VGAC’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. VGAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of VGAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, VGAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, VGAC expects that New 23andMe will no longer be a smaller reporting company.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for VGAC to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that VGAC is a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on VGAC as compared to other public companies. 23andMe is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New 23andMe management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New 23andMe after the Business Combination. If VGAC is not able to implement the requirements of Section 404, including any additional requirements once VGAC is no longer an emerging growth company, in a timely manner or with adequate compliance, VGAC may not be able to assess whether its internal control over financial reporting are effective, which may subject VGAC to adverse regulatory consequences and could harm investor confidence and the market price of New 23andMe Class A Common Stock. Additionally, once VGAC is no longer an emerging growth company, VGAC will be required to comply with the independent registered public accounting firm attestation requirement on VGAC’s internal control over financial reporting.

The price of New 23andMe Class A Common Stock and New 23andMe’s warrants may be volatile.

Upon consummation of the Business Combination, the price of New 23andMe Class A Common Stock and New 23andMe’s warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which New 23andMe and its customers operate;

•	variations in its operating performance and the performance of its competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in New 23andMe’s quarterly or annual results of operation;

•	publication of research reports by securities analysts about New 23andMe or its competitors or its industry;

•	the public’s reaction to New 23andMe’s press releases, its other public announcements, and its filings with the SEC;

•	New 23andMe’s failure or the failure of its competitors to meet analysts’ projections or guidance that New 23andMe or its competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving New 23andMe;

•	changes in New 23andMe’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of New 23andMe Class A Common Stock available for public sale;

•	sales of shares of New 23andMe Class A Common Stock by the PIPE Investors; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political, and economic risks, and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New 23andMe Class A Common Stock and New 23andMe’s warrants regardless of the operating performance of New 23andMe.

A significant portion of VGAC’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New 23andMe Class A Common Stock to drop significantly, even if New 23andMe’s business is doing well.

Sales of a substantial number of shares of New 23andMe Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New 23andMe Class A Common Stock.

It is anticipated that, upon completion of the Business Combination, (i) the 23andMe Stockholders will own approximately 79.6% of the outstanding New 23andMe Class A Common Stock and (ii) the Sponsor will own approximately 2.1% of the outstanding New 23andMe Class A Common Stock, in each case, assuming that none of VGAC’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 84.9% and 2.3%, respectively, assuming that 25,864,535 of VGAC’s outstanding public shares (being VGAC’s estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Available Cash Condition based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination. These percentages assume that (i) 334,623,186 shares of New 23andMe Class A Common Stock are issued to the holders of shares of capital stock of 23andMe at the Closing; (ii) all shares of New 23andMe Class B Common Stock that will be held by existing holders of 23andMe Class B Common Stock and 23andMe Preferred Stock, including affiliates and permitted transferees thereof, immediately following Closing, have been converted into New 23andMe Class A Common Stock on a one-for-one basis; (iii) 25,000,000 shares of New 23andMe Class A Common Stock will be issued in the PIPE Financing; (iv) no public warrants or private placement warrants to purchase New 23andMe Class A Common Stock that will be outstanding immediately following the Closing have been exercised; and (v) no vested or unvested options to acquire New 23andMe Class A Common Stock that will be held by 23andMe Equityholders immediately following Closing have been exercised. If the actual facts are different than these assumptions, the ownership percentages in New 23andMe will be different.

Although the Sponsor and certain 23andMe Stockholders will be subject to certain restrictions regarding the transfer of New 23andMe Class A Common Stock, these shares may be sold after the expiration of the lock-up under the Sponsor Agreement. VGAC intend to file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New 23andMe Class A Common Stock could decline if the holders of currently restricted shares sell such shares or are perceived by the market as intending to sell such shares.

The public shareholders will experience immediate dilution as a consequence of the issuance of New 23andMe Class A Common Stock as consideration in the Business Combination and in the PIPE Financing.

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share

Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.

The issuance of additional New 23andMe Class A Common Stock will significantly dilute the equity interests of existing holders of VGAC securities, and may adversely affect prevailing market prices of New 23andMe Class A Common Stock and/or New 23andMe warrants.

Warrants will become exercisable for New 23andMe Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to VGAC shareholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 25,065,665 shares of New 23andMe Class A Common Stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New 23andMe Class A Common Stock will be issued, which will result in dilution to the holders of New 23andMe Class A Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market prices of New 23andMe Class A Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See below risk factor, “Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.”

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and VGAC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, VGAC may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although VGAC’s ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period, or decrease the number of shares of New 23andMe Class A Common Stock purchasable upon exercise of a warrant.

VGAC may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

VGAC has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the New 23andMe Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date VGAC sends the notice of redemption to the warrantholders. If and when the warrants become redeemable by us, VGAC may exercise its redemption right even if VGAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, VGAC may redeem your warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of Class A ordinary shares determined based on the redemption date and the fair market value of VGAC Class A ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants. None of the private placement warrants will be redeemable by us, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees.

Nasdaq may not list New 23andMe’s securities on its exchange, which could limit investors’ ability to make transactions in New 23andMe’s securities and subject New 23andMe to additional trading restrictions.

An active trading market for New 23andMe’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to list VGAC’s securities on Nasdaq, VGAC will be required to demonstrate compliance with Nasdaq’s listing requirements. VGAC will apply to have New 23andMe’s securities listed on Nasdaq upon consummation of the Business Combination. VGAC cannot assure you that VGAC will be able to meet all listing requirements. Even if New 23andMe’s securities are listed on Nasdaq, New 23andMe may be unable to maintain the listing of its securities in the future.

If New 23andMe fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, 23andMe would not be required to consummate the Business Combination. In the event that 23andMe elected to waive this condition, and the Business Combination was consummated without New 23andMe’s securities being listed on Nasdaq or on another national securities exchange, New 23andMe could face significant material adverse consequences, including:

•	a limited availability of market quotations for New 23andMe’s securities;

•	reduced liquidity for New 23andMe’s securities;

•

a determination that New 23andMe Class A Common Stock is a “penny stock” which will require brokers trading in New 23andMe Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New 23andMe’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New 23andMe’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and VGAC would be subject to regulation in each state in which VGAC offers VGAC’s securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from VGAC’s actual results, could adversely affect the price and trading volume of New 23andMe Class A Common Stock.

Securities research analysts may establish and publish their own periodic projections for New 23andMe following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results New 23andMe actually achieves. The share price of New 23andMe Class A Common Stock may decline if New 23andMe’s actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on New 23andMe downgrades New 23andMe’s stock or publishes inaccurate or unfavorable research about its business, the share price of New 23andMe Class A Common Stock could decline. If one or more of these analysts ceases coverage of New 23andMe or fails to publish reports on New 23andMe regularly, the share price or trading volume of New 23andMe Class A Common Stock could decline. While VGAC expects research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of New 23andMe, the market price and volume for shares of New 23andMe Class A Common Stock could be adversely affected.

VGAC is subject to, and New 23andMe will be subject to, changing law and regulations regarding regulatory matters, corporate governance, and public disclosure that have increased both VGAC’s costs and the risk of non-compliance and will increase both New 23andMe’s costs and the risk of non-compliance.

VGAC is, and New 23andMe will be, subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. VGAC’s efforts to comply with new and changing laws and regulations have resulted in, and New 23andMe’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New 23andMe’s disclosure and governance practices. If VGAC fails to address and comply with these regulations and any subsequent changes, VGAC may be subject to penalty and VGAC’s business may be harmed.

VGAC’s warrants are accounted for as liabilities and the changes in value of VGAC’s warrants could have a material effect on our financial results.

On April 12, 2021, the SEC issued a statement (the “Statement”) discussing the accounting implications of certain terms that are common in warrants issued by special purpose acquisition companies. In light of the Statement and guidance in ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, VGAC’s management evaluated the terms of the Warrant Agreement entered into in connection with its initial public offering and concluded that its public warrants and private placement warrants (together, the “Warrants”) include provisions that, based on the Statement, preclude the Warrants from being classified as components of equity. As a result, VGAC has classified the Warrants as liabilities. Under this accounting treatment, VGAC is required to measure the fair value of the Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in our operating results for the current period. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside our control. We expect that we will recognize non-cash gains or losses due to the quarterly fair valuation of our Warrants and that such gains or losses could be material.

VGAC has identified a material weakness in its internal control over financial reporting as of December 31, 2020. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Following the issuance of the SEC Statement, on May 2, 2021, VGAC’s management and its audit committee concluded that, in light of the SEC Statement, it was appropriate to restate its previously issued audited financial statements as of and for the period ended December 31, 2020. See “—VGAC’s warrants are accounted for as liabilities and the changes in value of VGAC’s warrants could have a material effect on our financial results.” As part of such process, VGAC identified a material weakness in its internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

Following the issuance of the SEC Statement, our management and our audit committee concluded that it was appropriate to restate our previously issued audited financial statements as of December 31, 2020 and for the period ended December 31, 2020. See “—Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.” As part of such restatement, we identified a material weakness in our internal controls over financial reporting.

As a result of such material weakness, the restatement described above, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this registration statement, VGAC has no knowledge of any such litigation or dispute arising due to restatement or material weakness of our internal controls over financial reporting. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a business combination.

Risks Related to the Consummation of the Domestication

Certain Holders may be required to recognize gain for U.S. federal income tax purposes as a result of the Domestication.

As discussed more fully under the section “U.S. Federal Income Tax Considerations,” the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Accordingly, U.S. Holders (as defined in such section) of VGAC Class A ordinary shares will be subject to Section 367(b) of the Code and, as a result:

•

Subject to the discussion below concerning PFICs, a U.S. Holder of VGAC Class A ordinary shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who is not a 10% shareholder (as defined above) will not recognize any gain or loss and will not be required to include any part of VGAC’s earnings in income.

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Subject to the discussion below concerning PFICs, a U.S. Holder of VGAC Class A ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of New 23andMe Class A Common Stock in the Domestication. As an alternative to recognizing gain as a result of the Domestication, such U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its VGAC Class A ordinary shares provided certain other requirements are satisfied.

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Subject to the discussion below concerning PFICs, a U.S. Holder of VGAC Class A ordinary shares who on the date of the Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its VGAC shares provided certain other requirements are satisfied.

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As discussed further under “U.S. Federal Income Tax Considerations” below, VGAC believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. In the event that VGAC is (or in some cases has been) treated as a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “U.S. Federal Income Tax Considerations – The Domestication.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. Further, it is not clear how any such regulations would apply to the warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “U.S. Federal Income Tax Considerations.” Each U.S. Holder of VGAC Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of VGAC Class A ordinary shares for New 23andMe Class A Common Stock and VGAC warrants for New 23andMe warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such Non-U.S. Holder’s New 23andMe Class A Common Stock subsequent to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “U.S. Federal Income Tax Considerations.”

Upon consummation of the Business Combination, the rights of holders of New 23andMe Class A Common Stock arising under the DGCL and the Proposed Governing Documents will differ from and may be less favorable to the rights of holders of Class A ordinary shares arising under Cayman Islands law and the Existing Governing Documents.

Upon consummation of the Business Combination, the rights of holders of New 23andMe Class A Common Stock will be as provided in the Proposed Governing Documents and the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Governing Documents and Cayman Islands law and, therefore, some rights of holders of New 23andMe Class A Common Stock could differ from the rights that holders of Class A ordinary shares currently have. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New 23andMe becomes involved in costly litigation, which could have a material adverse effect on New 23andMe.

In addition, there are differences between the Proposed Governing Documents of New 23andMe and the Existing Governing Documents of VGAC. For a more detailed description of the rights of holders of New 23andMe Class A Common Stock and how they may differ from the rights of holders of Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New 23andMe are attached as Annex E and Annex F, respectively, to this proxy statement/consent solicitation statement/prospectus, and VGAC urges you to read them.

Delaware law and New 23andMe’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Governing Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New 23andMe Board and therefore depress the trading price of New 23andMe Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New 23andMe Board or taking other corporate actions, including effecting changes in VGAC’s management. Among other things, the Proposed Governing Documents include provisions regarding:

•	a classified board of directors;

•	the dual-class structure that provides for New 23andMe Class B Common Stock being entitled to ten votes per share;

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the ability of the New 23andMe Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, New 23andMe’s directors and officers;

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the requirement that a special meeting of stockholders may only be called by a majority of the entire New 23andMe Board, the Chairman of the New 23andMe Board, or the Chief Executive Officer of New 23andMe, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

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the ability of the New 23andMe Board to amend the bylaws, which may allow the New 23andMe Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to the New 23andMe Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New 23andMe Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New 23andMe.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New 23andMe Board or management, that stockholders may consider to be in their best interests.

In addition, the Proposed Certificate of Incorporation includes a provision substantially similar to Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of New 23andMe’s outstanding capital stock from engaging in certain business combinations with VGAC for a specified period of time.

New 23andMe’s Proposed Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between New 23andMe and its stockholders, which could limit New 23andMe’s stockholders’ ability to obtain a favorable judicial forum for disputes with New 23andMe or its directors, officers, stockholders, employees, or agents.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Business Combination, provides that, unless New 23andMe consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New 23andMe, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of New 23andMe to New 23andMe or New 23andMe’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or Proposed Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against New 23andMe governed by the internal affairs doctrine. The forgoing provisions will not apply to any claims arising under the Securities Act and, unless New 23andMe consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

These choice of forum provisions in New 23andMe’s Proposed Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New 23andMe or any of New 23andMe’s directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New 23andMe may incur additional costs associated with resolving such action in other jurisdictions, which could harm New 23andMe’s business, results of operations, and financial condition.

Risks Related to the Redemption

Public Shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If VGAC shareholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, VGAC’s transfer agent, in which it (a) requests that New 23andMe redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M, Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is VGAC’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because VGAC does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, New 23andMe will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of VGAC—Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of VGAC’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite VGAC’s compliance with the proxy rules, a public shareholder fails to receive VGAC’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that VGAC is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of VGAC—Redemption Rights” for additional information on how to exercise your redemption rights.

VGAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for VGAC to complete the Business Combination with which a substantial majority of VGAC shareholders do not agree.

The Existing Governing Documents do not provide a specified maximum redemption threshold, except that VGAC will not redeem public shares in an amount that would cause VGAC’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result, VGAC may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers, or their affiliates. As of the date of this proxy statement/consent solicitation statement/prospectus, no agreements with respect to the private purchase of public shares by VGAC or the persons described above have been entered into with any such investor or holder. VGAC will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her, or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, VGAC will require each public shareholder seeking to exercise redemption rights to certify to VGAC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to VGAC at that time, such as Section 13D, Section 13G, and Section 16 filings under the Exchange Act, will be the sole basis on which VGAC makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over VGAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in VGAC if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if VGAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. VGAC cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge VGAC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, VGAC shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the public shareholder in a better future economic position.

VGAC can give no assurance as to the price at which a public shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in VGAC share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A public shareholder should consult the public shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the VGAC Board will not have the ability to adjourn the extraordinary general meeting to a later date or dates in order to solicit further votes, and, therefore, the Business Combination will not be approved, and the Business Combination may not be consummated.

The VGAC Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the VGAC Board will not have the ability to adjourn the extraordinary general meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If VGAC is not able to complete the Business Combination with 23andMe nor able to complete another business combination by October 6, 2022, in each case, as such date may be extended pursuant to the Existing Governing Documents, VGAC would cease all operations except for the purpose of winding up and VGAC would redeem VGAC Class A ordinary shares and liquidate the trust account, in which case the public shareholders may only receive approximately $10.00 per share and VGAC warrants will expire worthless.

If VGAC is not able to complete the Business Combination with 23andMe nor able to complete another business combination by October 6, 2022, in each case, as such date may be extended pursuant to the Existing Governing Documents VGAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses) divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining VGAC shareholders and the VGAC Board, liquidate and dissolve, subject in each case to VGAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, the public shareholders may only receive approximately $10.00 per share and VGAC warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the completion of a business combination (including the Closing of the Business Combination), and then only in connection with those Class A ordinary shares that such public shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents (A) to modify the substance or timing of VGAC’s obligation to provide holders of VGAC Class A ordinary shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of the public shares if VGAC does not complete VGAC’s initial business combination by October 6, 2022 or (B) with respect to any other provision relating to the rights of holders of VGAC Class A ordinary shares; and (iii) the redemption of the public shares if VGAC has not consummated an initial business combination by October 6, 2022, subject to applicable law and as further described herein. Public shareholders who redeem their public shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if VGAC has not consummated an initial business combination by October 6, 2022, with respect to such public shares so redeemed. In no other circumstances will a VGAC shareholder have any right or interest of any kind to or in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If VGAC does not consummate an initial business combination by October 6, 2022, the public shareholders may be forced to wait until after October 6, 2022 before redemption from the trust account.

If VGAC is unable to consummate an initial business combination by October 6, 2022 (as such date may be extended pursuant to the Existing Governing Documents), VGAC will distribute the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account, if any, (less taxes payable and up to $100,000 of interest income to pay dissolution expenses) pro rata to the public shareholders by way of redemption and cease all operations except for the purposes of winding up of VGAC’s affairs, as further described in this proxy statement/consent solicitation statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Existing Governing Documents prior to any voluntary winding up. If VGAC is required to wind-up, liquidate the trust account, and distribute such amount therein, pro rata, to the public shareholders, as part of any liquidation process, such winding up, liquidation, and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond October 6, 2022 (as such date may be extended pursuant to the Existing Governing Documents) before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. VGAC has no obligation to return funds to investors prior to the date of VGAC’s redemption or liquidation unless, prior thereto, VGAC consummates an initial business combination or amend certain provisions of the Existing Governing Documents, and only then in cases where investors have sought to redeem their public shares. Only upon VGAC’s redemption or any liquidation will public shareholders be entitled to distributions if VGAC does not complete an initial business combination by October 6, 2022 and do not amend the Existing Governing Documents. The Existing Governing Documents provide that, if VGAC winds up for any other reason prior to the consummation of an initial business combination, VGAC will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of the initial public offering not being held in the trust account are insufficient to allow VGAC to operate through October 6, 2022, and VGAC is unable to obtain additional capital, VGAC may be unable to complete an initial business combination, in which case the public shareholders may only receive $10.00 per share, and the warrants will expire worthless.

As of December 31, 2020, VGAC had cash of $787,701 held outside the trust account, which is available for use by VGAC to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of December 31, 2020, VGAC had total current liabilities of $31,751. The funds available to VGAC outside of the trust account may not be sufficient to allow VGAC to operate until October 6, 2022, assuming that an initial business combination is not completed during that time. Of the funds available to VGAC, VGAC could use a portion of the funds available to it to pay fees to consultants to assist VGAC with VGAC’s search for a target business. VGAC could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although VGAC does not have any current intention to do so. If VGAC entered into a letter of intent where VGAC paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of VGAC’s breach or otherwise), VGAC might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If VGAC is required to seek additional capital, VGAC would need to borrow funds from Sponsor, members of its management team, or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the trust account or from funds released to VGAC upon completion of an initial business combination. If VGAC is unable to obtain additional financing, VGAC may be unable to complete an initial business combination. If VGAC is unable to complete an initial business combination because it does not have sufficient funds available to it, VGAC will be forced to cease operations and liquidate the trust account. Consequently, the public shareholders may only receive approximately $10.00 per share on VGAC’s redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF VGAC

General

VGAC is furnishing this proxy statement/consent solicitation statement/prospectus to VGAC shareholders as part of the solicitation of proxies by the VGAC Board for use at the extraordinary general meeting to be held on June 8, 2021, and at any adjournment thereof. This proxy statement/consent solicitation statement/prospectus is first being furnished to VGAC shareholders on or about May 17, 2021 in connection with the vote on the proposals described in this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus provides VGAC shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 8, 2021, unless the extraordinary general meeting is adjourned. Due to public health concerns regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of VGAC directors, officers, employees and VGAC shareholders, VGAC encourages VGAC shareholders to attend the extraordinary general meeting virtually via the Internet. The VGAC extraordinary general meeting can be accessed virtually by visiting the VGAC meeting website (www.proxydocs.com/VGAC), where VGAC shareholders will be able to listen to the meeting, submit questions and vote online.

Purpose of the VGAC Extraordinary General Meeting

At the extraordinary general meeting, VGAC is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement, including the Merger, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

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a proposal by special resolution to approve the proposed new certificate of incorporation and bylaws of New 23andMe, and the following five separate proposals to approve by ordinary resolution the following material differences between the Existing Governing Documents and the Proposed Governing Documents:

•

to authorize the change in the authorized share capital of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock;

•

to authorize the New 23andMe Board to issue any or all shares of New 23andMe Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New 23andMe Board and as may be permitted by the DGCL;

•

to amend and restate the Existing Governing Documents and authorize all other immaterial changes in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) changing the post-Business Combination corporate name from “VG Acquisition Corp.” to “23andMe Holding Co.” (which is expected to occur upon the effectiveness of the Domestication), (ii) making New 23andMe’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act and (iv) removing certain provisions related to VGAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the VGAC Board believes is necessary to adequately address the needs of New 23andMe after the Business Combination;

•

to authorize the issuance of shares of New 23andMe Class B Common Stock, which will allow holders of New 23andMe Class B Common Stock to cast ten votes per share of New 23andMe Class B Common Stock; and

•	to authorize the election of New 23andMe to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders.

•

a proposal to approve by ordinary resolution shares of New 23andMe Class A Common Stock and shares of New 23andMe Class B Common Stock issued in connection with the Business Combination and the PIPE Financing pursuant to NYSE Listing Rule 312.03;

•	a proposal to approve and adopt by ordinary resolution the Incentive Equity Plan;

•	a proposal to approve and adopt by ordinary resolution the ESPP;

•

a proposal to elect Roelof Botha, Patrick Chung, Richard Scheller, Neal Mohan, Peter Taylor, Anne Wojcicki, and Evan Lovell, in each case, to serve as directors of New 23andMe until their respective successors are duly elected and qualified, or until their earlier death, resignation, or removal; and

•

a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Recommendation of the VGAC Board

The VGAC Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of VGAC and VGAC shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal, and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

VGAC shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on May 5, 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share beneficially owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. VGAC warrants do not have voting rights. As of the close of business on the record date, there were 63,568,750 ordinary shares issued and outstanding, of which 50,855,000 were issued and outstanding public shares.

Quorum

A quorum of VGAC shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares as of the record date entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 31,784,376 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the extraordinary general meeting are “non-routine” matters.

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to VGAC but marked by brokers as “not voted” (“broker non-votes”) will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Charter Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Governing Documents Proposals requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the votes on the Governing Documents Proposals are advisory only, they will not be binding on the VGAC Board or New 23andMe.

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Pursuant to the Existing Governing Documents, until the Closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of Class B ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Amendment Proposal, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, and the Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

Voting Your Shares

Shares Held of Record

If you hold shares directly in your name as a stockholder of record, you may submit your proxy to vote such shares via the Internet, by telephone or by mail.

To submit your proxy via Internet or by telephone, follow the instructions provided on your enclosed proxy card. If you vote via the Internet or by telephone, you must do so by no later than 11:59 PM, Eastern Time, on June 9, 2021.

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail. To submit your proxy by mail, you will need to complete, sign and date your proxy card and return it in the enclosed, postage-paid envelope. If you vote by mail, your proxy card must be received by no later than June 9, 2021. If you have registered in advance to attend the extraordinary general meeting at the VGAC meeting website, you may also vote at the extraordinary general meeting via the VGAC meeting website. You can also attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive.

Shares Held in Street Name

If you hold your shares in “street name”, which means your shares are held of record by a broker, bank, or nominee, you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the extraordinary general meeting.

If you want to vote in person virtually at the extraordinary general meeting, you must register in advance at the VGAC meeting website. You can also attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, you may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the extraordinary general meeting. Further instructions will be provided to you as part of your registration process.

Please carefully consider the information contained in this proxy statement/consent solicitation statement/prospectus and, whether or not you plan to attend the extraordinary general meeting, submit your proxy via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you decide not to attend the extraordinary general meeting.

Revoking Your Proxy

If you are an VGAC shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify VGAC’s general counsel in writing that you have revoked your proxy, such written notification must be received by 11:59 PM, Eastern Time, on June 9, 2021; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, VGAC’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing vgac.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of VGAC that New 23andMe redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, VGAC’s transfer agent, in which you (a) request that New 23andMe redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M., Eastern Time, on June 8, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, VGAC’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, New 23andMe will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly, it is shares of New 23andMe Class A Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically along with the other redemption forms (as applicable). Shares of New 23andMe Class A Common Stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to VGAC unless the VGAC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, VGAC’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Continental return the share certificates (if any) and the shares (physically or electronically) to you. You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms (as applicable) have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.

The Sponsor has, pursuant to the Sponsor Agreement, agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares of VGAC held by the Sponsor, and (iii) be bound by certain transfer restrictions with respect to its shares in VGAC following the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on May 12, 2021, the most recent closing price, was $9.87. For illustrative purposes, as of March 31, 2021, funds in the trust account plus accrued interest thereon totaled approximately $508,731,890 million or $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. VGAC cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither VGAC shareholders nor VGAC warrantholders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

VGAC is soliciting proxies on behalf of the VGAC Board. This solicitation is being made by mail but also may be made by telephone or in person. VGAC and its directors, officers, and employees may also solicit proxies in person, by telephone, or by other electronic means. VGAC will bear the cost of the solicitation.

VGAC has hired Morrow to assist in the proxy solicitation process. VGAC will pay that firm a fee of $40,000 plus disbursements. Such fee will be paid with non-trust account funds.

VGAC will ask banks, brokers and other institutions, nominees, and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. VGAC will reimburse them for their reasonable expenses.

VGAC Sponsor Agreements

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 63,568,750 ordinary shares issued and outstanding, which includes an aggregate of 12,713,750 Class B ordinary shares held by the Sponsor. In addition, as of the date of this proxy statement/consent solicitation statement/prospectus, there are 25,065,665 warrants outstanding, comprised of 8,113,999 private placement warrants held by Sponsor and the 16,951,666 public warrants.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding VGAC or VGAC’s securities, the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of VGAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal are approved by the affirmative vote of the holders of a majority of the ordinary shares, who being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (ii) the Domestication Proposal and the Charter Amendment Proposal are approved by the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (iii) Minimum Available Cash Condition is met and/or otherwise limit the number of public shares electing to redeem, and (iv) New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. VGAC will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BUSINESS COMBINATION PROPOSAL

Overview

VGAC is asking its shareholders to adopt and approve the Merger Agreement, certain related agreements, and the transactions contemplated thereby (including the Business Combination). VGAC shareholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus, and the transactions contemplated thereby. Please see “—The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal. The descriptions of the Merger Agreement and the related agreements and the transactions contemplated thereby are qualified in their entirety by reference to the full text of the Merger Agreement and the related agreements that are filed with this proxy statement/consent solicitation statement/prospectus.

Because VGAC is holding a shareholder vote on the Business Combination, VGAC may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Merger Agreement

On February 4, 2021, VGAC entered into that certain Merger Agreement, by and among VGAC, VGAC Merger Sub, and 23andMe. The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of VGAC and 23andMe.

On February 13, 2021, VGAC, VGAC Merger Sub and 23andMe entered into the First Merger Amendment, by which the Merger Agreement was amended to provide that all vested options for the purchase of 23andMe Class A Common Stock and 23andMe Class B Common Stock would not be converted in the Merger into shares of New 23andMe Class A Common Stock, but would instead be assumed by VGAC in connection with the Merger and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code), and to make certain conforming changes resulting therefrom. This amendment did not effect any change to the form of merger consideration or the Share Conversion Ratio (or the calculation thereof).

On March 25, 2021, VGAC, VGAC Merger Sub and 23andMe entered into a Second Merger Amendment. The Second Merger Amendment adds provisions that allow for the granting of restricted stock units of 23andMe and the treatment of such restricted stock units, specifying that all such restricted stock units will be assumed by VGAC and converted into comparable restricted stock units in respect of the shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Merger Agreement. The Second Merger Amendment also revises the provisions of the Merger Agreement regarding the listing of VGAC Class A ordinary shares to provide that such VGAC Class A ordinary shares will be listed on Nasdaq or, if such VGAC Class A ordinary shares are not listed on Nasdaq or eligible for continued listing on Nasdaq following the Business Combination, the NYSE.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions on the Closing Date: (i) the Domestication, in connection with which (A) VGAC’s name will be changed to “23andMe Holding Co.,” (B) each then issued and outstanding Class A ordinary share of VGAC will convert automatically into one share of the New 23andMe Class A Common Stock, (C) each then issued and outstanding Class B ordinary share of VGAC will convert automatically into one share of New 23andMe Class A Common Stock, and (D) each then issued and outstanding common warrant of VGAC will convert automatically into one warrant to purchase one share of New 23andMe Class A Common Stock; and (ii) following the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the Merger and, after giving effect to such Merger, continuing as a wholly owned direct subsidiary of VGAC.

In connection with the Business Combination, VGAC will adopt a dual-class stock structure, pursuant to which (i) all stockholders of VGAC, other than the existing holders of 23andMe Class B Common Stock and 23andMe Preferred Stock, will hold shares of New 23andMe Class A Common Stock and (ii) the existing holders of 23andMe Class B Common Stock and 23andMe Preferred Stock will hold shares of New 23andMe Class B Common Stock. The New 23andMe Class B Common Stock will be subject to conversion to New 23andMe Class A Common Stock upon any transfers of New 23andMe Class B Common Stock (except for certain permitted transfers).

The Business Combination is expected to close in mid-2021, following and subject to the receipt of the required approval by VGAC shareholders and the fulfillment and/or waiver of other customary closing conditions.

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock. The Share Conversion Ratio is calculated by dividing (i) (x) the quotient obtained by dividing the sum of (a) $3,600,000,000 and (b) the aggregate exercise price payable with respect to each vested 23andMe option, by (y) the sum of (a) the number shares of 23andMe Common Stock and 23andMe Preferred Stock outstanding and (b) the number of shares of 23andMe Common Stock issued or issuable upon the exercise of all vested 23andMe options, by (ii) the reference price of $10.00 per share. For purposes of this proxy statement/consent solicitation statement/prospectus, the Share Conversion Ratio is assumed to equal approximately 2.301.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties, and covenants of each of the parties thereto that are customary for transactions of this type. VGAC and 23andMe have also agreed to take all necessary action such that, effective immediately after the closing of the Business Combination, the New 23andMe Board shall consist of seven directors, of whom one individual shall be designated by VGAC, with the remaining six individuals designated by 23andMe. In addition, VGAC has agreed to adopt an equity incentive plan in an amount not to exceed 17% of VGAC’s equity interests on a fully diluted basis with an annual evergreen provision in an amount not to exceed 3% on a fully diluted basis.

Conditions to Each Party’s Obligations

The obligations of VGAC and 23andMe to consummate the Business Combination are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of VGAC’s and 23andMe’s shareholders, (iii) the approval for listing of New 23andMe Class A Common Stock to be issued in connection with the Business Combination on Nasdaq, and (iv) VGAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing of the Business Combination.

In addition, the obligation of 23andMe to consummate the Business Combination is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the fulfilment and/or waiver of other closing conditions, including, but not limited to, the aggregate cash proceeds from VGAC’s trust account, together with the proceeds from the PIPE Financing, equaling no less than $500,000,000 (after deducting any amounts paid to VGAC shareholders that exercise their redemption rights in connection with the Business Combination).

No Solicitation

Each of 23andMe and VGAC has agreed not to, and to cause its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (a) take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with, any person concerning, or which would reasonably be expected to lead to, an acquisition transaction (as defined below), (b) in the case of VGAC, fail to include the recommendation of the VGAC Board to VGAC shareholders to approve the transactions contemplated by the Merger Agreement in this proxy statement/consent solicitation statement/prospectus, or (c) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other party, the approval of such party’s governing body of the Merger Agreement and/or any of the transactions contemplated by the Merger Agreement, or, in the case of VGAC, the recommendation of the VGAC Board, unless, in the case of clauses (b) and (c), the VGAC Board determines, in good faith, that the failure to take, or taking of, such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

“Acquisition transaction” means (i) with respect to 23andMe, any merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction (other than the transactions contemplated by the Merger Agreement and transactions with customers in the ordinary course of business), in each case, involving the sale, lease, exchange or other disposition of properties or assets or equity securities of 23andMe or any of 23andMe’s subsidiaries and (ii) with respect to VGAC, any transaction (other than the transactions contemplated by the Merger Agreement) involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of assets or equity of, consolidation or similar business combination with or other transaction that would constitute a business combination (as defined in the Existing Governing Documents) with or involving VGAC (or any affiliate or subsidiary of VGAC), on the one hand, and any party other than 23andMe or the 23andMe Equityholders, on the other hand.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to, (i) by mutual written consent of VGAC and 23andMe, (ii) by either party if the consummation of the Business Combination is permanently enjoined, prohibited, deemed illegal, or prevented by the terms of final, non-appealable Governmental Order (as defined in the Merger Agreement), (iii) by VGAC if there is any breach of any representation, warrant, covenant, or agreement on the part of 23andMe set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by 23andMe if there is any breach of any representation, warrant, covenant, or agreement on the part of VGAC or VGAC Merger Sub set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) subject to certain limited exceptions, by either VGAC or 23andMe if the Business Combination is not consummated by September 30, 2021, and (vi) by either VGAC or 23andMe if certain required approvals are not obtained by VGAC shareholders after the conclusion of the extraordinary general meeting (subject to any permitted adjournment of such meeting).

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, other than liability of any of the parties for (i) intentional and willful breach of the Merger Agreement or (ii) fraud.

The foregoing description of the Merger Agreement is subject to and qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex A, and the terms of which are incorporated by reference. The Merger Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement was filed February 4, 2021 by VGAC with the SEC as an exhibit to that certain Current Report on Form 8-K to provide interested parties with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement. In particular, the representations, warranties, covenants, and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders, and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in VGAC’s public disclosures.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The Sponsor Agreement, the form of Subscription Agreement, the Amended and Restated Registration Rights Agreement, and the form of 23andMe Stockholder Support Agreement are attached hereto as Annex G, Annex H, Annex I and Annex J, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

PIPE Financing

Concurrently with the execution of the Merger Agreement, VGAC entered into the Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to the PIPE Investors, following the Domestication, an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $250,000,000. One of the PIPE Investors is an affiliate of the Sponsor that has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock and one of the PIPE Investors is an affiliate of 23andMe that has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock. The shares of New 23andMe Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.

The Subscription Agreements provide for certain registration rights. In particular, VGAC is required to, no later than 30 calendar days after the consummation of the Business Combination, submit to or file with the SEC a registration statement registering the resale of the shares of New 23andMe Class A Common Stock purchased in the PIPE Financing. Additionally, VGAC is required to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies VGAC that it will “review” the registration statement) following the Closing Date and (ii) the 5th business day after the date VGAC is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The registration rights under the Subscription Agreements are separate and distinct from those provided for in the Registration Rights Agreement. The PIPE Financing is contingent upon, among other things, the closing of the Business Combination.

Amended and Restated Registration Rights Agreement

At the Closing, New 23andMe will enter into the Registration Rights Agreement with the Sponsor and certain other initial stockholders (collectively, with each other person who has executed and delivered a joinder thereto, the “RRA Parties”), pursuant to which the RRA Parties will be entitled to registration rights in respect of certain shares of New 23andMe Class A Common Stock and certain other equity securities of New 23andMe that are held by the RRA Parties from time to time. The Registration Rights Agreement is expected to initially cover up to approximately 263 million shares of New 23andMe Class A Common Stock (which amount is exclusive of registration rights a holder may be provided in respect of shares acquired by such holder pursuant to the PIPE Financing).

The Restated Registration Rights Agreement provides that New 23andMe will as soon as practicable but no later than 30 calendar days following the consummation of the Business Combination file with the SEC a shelf registration statement pursuant to Rule 415 under the Securities Act registering the resale of certain shares of New 23andMe Class A Common Stock and certain other equity securities of New 23andMe held by the RRA Parties and will use its commercially reasonably efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies New 23andMe that it will “review” such shelf registration statement and (y) the 10th business day after the date New 23andMe is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review.

The RRA Parties will be entitled to make demand registrations in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions. In addition, the RRA Parties have certain “piggy-back” registration rights. The Rights Agreement includes customary indemnification and confidentiality provisions. New 23andMe will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

Support Agreements

Certain 23andMe Stockholders each entered into a Support Agreement (collectively, the “23andMe Stockholder Support Agreements”) with VGAC, pursuant to which such 23andMe Stockholders agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, VGAC, the Sponsor, 23andMe, and certain other persons party thereto entered into the Sponsor Agreement pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares of VGAC held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

In addition, the Sponsor has agreed that the Earn-Out Shares will be subject to a lockup of seven years. The lockup has an early release effective (i) with respect to 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30-trading-day period and (ii) with respect to the other 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30-trading-day period.

Background to the Business Combination

VGAC is a blank check company incorporated in the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The transactions contemplated by the Merger Agreement and related agreements, including the Business Combination, the Domestication and the PIPE Financing, are a result of an extensive search for a potential transaction utilizing the global network and investing, operating and transaction experience of VGAC’s management team, the VGAC Board and the Virgin Group.

On October 1, 2020, VGAC consummated the initial public offering of 48,000,000 units. Each unit consists of one Class A ordinary share and one-third of one public warrant. Each whole public warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $480,000,000. Substantially concurrent with the closing of the initial public offering and the sale of the units, VGAC completed a private placement of 7,733,333 warrants at a price of $1.50 per warrant, issued to the Sponsor, generating gross proceeds of $11,600,000. A total of $480,000,000, comprised of $470,400,000 of the proceeds from the initial public offering, including $16,800,000 of the underwriters’ deferred discount, and $9,600,000 of the proceeds of the private placement of the public warrants, was placed in the trust account.

On October 14, 2020, the underwriters of the initial public offering notified VGAC of their intent to partially exercise their over-allotment option. As such, on October 16, 2020, VGAC sold an additional 2,855,000 units, at a price of $10.00 per unit, and an additional 380,666 private placement warrants to the Sponsor, at $1.50 per private placement warrant. A total of $28,550,000 of the net proceeds was deposited into the trust account, bringing the aggregate proceeds held in the trust account to $508,550,000.

Prior to the completion of the initial public offering, neither VGAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with VGAC.

As described in the prospectus for the initial public offering, VGAC’s business strategy was to focus on effecting a business combination with a target that operates in one of the Virgin Group’s core sectors: travel & leisure, financial services, health & wellness, technology & internet-enabled, music & entertainment, media & mobile and renewable energy/resource efficiency. However, VGAC was not required to complete its initial business combination with a business in one of these sectors.

VGAC identified certain general, non-exclusive criteria and guidelines that it believed were important in evaluating prospective targets for its initial business combination. VGAC broadly focused on target businesses that it believed:

•	would perform well in the public markets over the long term and offer attractive returns to VGAC shareholders;

•	would uniquely benefit from an association with a trusted name like the Virgin Group through brand enhancement and improved operational performance;

•	could be sourced through VGAC’s extensive proprietary networks so as to avoid broadly marketed processes;

•	generate stable free cashflows or that have a clear near-term path to produce healthy free cashflows;

•	have the ability to provide a strong consumer experience that is meaningfully differentiated from competitors;

•	have a strong and experienced management team that VGAC could work alongside and augment as the business scales; and

•

are prepared from a management, corporate governance, and reporting perspective to become a publicly traded company and can benefit from the access to the broader capital markets that this will provide.

After the initial public offering, VGAC commenced an active search for prospective business combination candidates. VGAC contacted, and was contacted by, a number of individuals and entities with respect to business combination opportunities. During this search process, VGAC reviewed, and entered into preliminary discussions with respect to, a number of acquisition opportunities other than 23andMe.

During that process, VGAC’s management:

•

developed an initial list of potential business combination candidates, which were primarily identified through VGAC’s and the Virgin Group’s respective knowledge and network and the knowledge and network of VGAC’s financial advisors;

•	considered and conducted analyses of approximately 728 potential business combination candidates; and

•

engaged in preliminary, high-level discussions of illustrative transaction structure to effect an initial business combination with 88 potential business combination candidates or their representatives.

Of these 88 potential candidates, VGAC engaged in meaningful and detailed discussions, due diligence, and negotiations with 23 potential business combination candidates or their representatives, one of which was 23andMe. VGAC entered into nondisclosure agreements with each of these candidates. The potential valuations discussed for these potential targets ranged from $1 billion to over $4 billion and these target businesses operated in a variety of industries, including the technology & Internet, travel & leisure, financial services, health & wellness, music & entertainment, media & mobile, and renewable energy industries.

VGAC did not pursue further a potential transaction with the other potential business combination targets with which it engaged in discussions for a variety of factors, including material regulatory risks to the target business, insufficient track record to validate projected financial performance, VGAC’s assessment of the target company’s ability to execute its business plan, scale its business, and achieve its targeted financial projections, the long-term viability of the target business or its industry, customer concentration and corresponding risk to future financial performance, the impact of the COVID-19 crisis, unfavorable competitive dynamics, an inability to reach an agreement on valuation, and VGAC’s assessment of limited Wall Street interest in the target business or industry.

On October 15, 2020, Evan Lovell, the Chief Financial Officer of VGAC and a member of the VGAC Board, held an initial telephonic meeting with representatives of LionTree Advisors LLC (“LionTree”), financial advisor to VGAC, to discuss a range of potential business combination targets with VGAC, which included 23andMe. Mr. Lovell noted to LionTree that VGAC would be interested in engaging in further discussions regarding a potential business combination between VGAC and 23andMe. At this time, VGAC was still engaged in meaningful and detailed discussions with six potential business combination candidates.

VGAC subsequently terminated discussions with each of the six business combination candidates that it had been engaged with as of October 15, 2020. Additional details on the timing and the reasons for not continuing discussions with each are noted below:

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Company A (For-profit education company): After evaluation of the regulatory outlook for the industry as well as the valuations, trading history, and institutional investor interest in publicly traded comparable companies, VGAC determined that Company A would find it difficult to perform in the public markets at the valuation levels being discussed. Accordingly, VGAC terminated discussions with Company A regarding a potential business combination on December 7, 2020.

•

Company B (Health insurance company): Company B terminated discussions with VGAC regarding a potential business combination on December 1, 2020 after its advisors informed VGAC that Company B was focused on pursuing an initial public offering and would not engage in further conversations with VGAC and other interested special purpose acquisition companies regarding a potential business combination.

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Company C (Micro-mobility company): After detailed diligence of Company C, VGAC determined that it was not prepared to underwrite the projected financial performance outlined in the business plan provided by Company C, particularly given that Company C implemented significant changes to its business model several months prior and there was therefore, in VGAC’s view, an insufficient track record to prove the run-rate unit economics. VGAC terminated discussions with Company C regarding a potential business combination on November 12, 2020.

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Company D (Travel & leisure company): VGAC reviewed the business model provided by Company D in detail and determined that the high cost structure of the business of Company D could result in significant risk to the future profitability of its business. Additionally, the impact of the coronavirus (COVID-19) pandemic on the consumer travel industry had the potential to severely impact Company D’s ability to perform in the public market. For these reasons, VGAC terminated discussions with Company D regarding a potential business combination on October 26, 2020.

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Company E (Travel & leisure company): Discussions between VGAC and Company E regarding a potential business combination did not progress in any material respect following the signing of an NDA between VGAC and Company E on October 22, 2020.

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Company F (Mobile game development company): After analysis of Company F’s historical and projected financials, VGAC determined that the margin profile of Company F was less favorable than comparable companies. In addition, VGAC viewed the specific segment of the gaming industry that Company F operated in as relatively unfavorable when compared to the broader mobile gaming industry. Accordingly, VGAC terminated discussions with Company F regarding a potential business combination on October 16, 2020.

On November 17, 2020, LionTree informed VGAC that 23andMe had advised it that they were not prepared to commence discussions concerning a potential business combination because 23andMe was focused on other initiatives at that time but noted that 23andMe would be interested in discussing a potential business combination at a later date.

On November 28, 2020, LionTree informed VGAC that 23andMe had advised LionTree that they were prepared to commence discussions with VGAC and offered an introductory meeting.

On December 1, 2020, VGAC and 23andMe held an introductory telephonic meeting, which was also attended by LionTree, and during which representatives of 23andMe provided a high-level overview of the business and operations of 23andMe. The parties discussed their respective reasons for considering entering into a business combination, including 23andMe’s use of capital and strategic initiatives. 23andMe informed VGAC that 23andMe was focused on closing a financing round at such time but would be willing to explore engaging in discussions regarding a potential business combination once the financing round was completed. The parties agreed to arrange a follow-up meeting to discuss the potential business combination in further detail and determined to enter into a mutual nondisclosure agreement in order to permit the sharing of confidential information.

On December 4, 2020, VGAC and 23andMe executed a mutual nondisclosure agreement in connection with VGAC’s consideration of a possible business combination involving 23andMe.

On December 9, 2020, VGAC and 23andMe held a telephonic meeting, which was also attended by LionTree and Credit Suisse Securities (USA) LLC (“Credit Suisse”), which had served as a financial advisor to VGAC beginning with the initial public offering, to explore a potential business combination in further detail. The parties held in-depth business, operational and strategic discussions, including a review of 23andMe’s strategic initiatives, plans for future growth and potential future capital requirements. The parties further discussed the amount of capital 23andMe was looking to raise in connection with such a business combination and the desired attributes of a potential partner. Following this discussion, 23andMe provided representatives of VGAC and its advisors with access to a virtual data room containing certain confidential information to assist in VGAC’s due diligence review of 23andMe, and VGAC began conducting commercial and financial due diligence.

On December 14, 2020, representatives of 23andMe and VGAC held a telephonic meeting to discuss certain terms of the potential business combination transaction, including timeline to signing and the amount of funds 23andMe was seeking to raise in connection with the potential business combination.

Between December 17, 2020 and December 31, 2020, VGAC and its advisors held numerous telephonic meetings with representatives of 23andMe and conducted general market diligence of the consumer genetics and research industry as part of its due diligence review of 23andMe.

On December 18, 2020, VGAC held a telephonic meeting with Credit Suisse and LionTree to discuss 23andMe. The discussion primarily focused on current market valuations for various publicly traded consumer health and therapeutics companies.

Later on December 18, 2020, VGAC held a telephonic meeting with 23andMe, which was also attended by Credit Suisse, LionTree, and Citigroup Global Markets Inc. (“Citi”), financial advisor to 23andMe. The parties discussed business, operational and strategic matters respecting 23andMe’s therapeutic business.

On December 22, 2020, VGAC held a telephonic meeting with Credit Suisse, LionTree and Citi to discuss the potential business combination with 23andMe. Representatives of Citi provided an update on the process with respect to a potential business combination being undertaken by 23andMe, including VGAC’s positioning in the overall process, details on the amount of proceeds 23andMe was seeking to raise in a potential business combination, planned uses of proceeds, 23andMe’s desire to include PIPE financing as a part of the proceeds, the intent to have VGAC and other interested special purpose acquisition companies submit a non-binding letter of intent by January 5, 2021, and 23andMe’s goal to announce a transaction during the first week of February 2021. Following the meeting, VGAC held another meeting with Credit Suisse to discuss the due diligence investigation to be undertaken by VGAC with the assistance of its advisors.

On December 23, 2020, VGAC, Credit Suisse, and LionTree held a telephonic meeting with 23andMe and Citi to discuss 23andMe’s financial model in detail. During the call, the parties discussed a number of items relating to 23andMe’s financials, including revenue and cost trends, details of each business segment and management’s growth strategy for the business.

On December 30, 2020, VGAC held a telephonic meeting with Credit Suisse, LionTree and Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to VGAC, to discuss a draft letter of intent that it was proposed would be submitted to 23andMe in advance of the deadline of January 5, 2021 set by 23andMe for initial non-binding indications of interests.

On January 2, 2021, VGAC held a telephonic meeting with Davis Polk to further discuss the non-binding letter of intent.

On January 4, 2021, the VGAC Board held a telephonic meeting to discuss the potential business combination with 23andMe. VGAC’s management team provided an update to the VGAC Board on VGAC’s due diligence of 23andMe and reviewed the proposed non-binding letter of intent to combine with 23andMe including the following key terms:

•	an equity value of 23andMe equal to $3,600,000,000;

•	a PIPE financing of $250,000,000, with at least $25,000,000 funded by the Sponsor;

•	an lock-up/earn-out with respect to 25% of VGAC shares held by the Sponsor;

•

mutual exclusivity provisions for a period ending on February 4, 2021, subject to 23andMe’s right to terminate such exclusivity period if VGAC proposed a reduction in the equity value at any time or other adverse change to any material term; and

•

certain conditions to the consummation of the business combination including shareholder approval and other customary matters, including the receipt of all applicable regulatory and stock exchange clearances and a minimum cash condition to be agreed by the parties.

The VGAC Board then engaged in extensive discussions and deliberations with VGAC management covering operational, financial and regulatory due diligence completed to date as well as a thorough review of the proposed non-binding letter of intent. The VGAC Board agreed to move forward with the submission of the non-binding letter of intent with the understanding that the VGAC Board would be informed of the status of a potential business combination after 23andMe made a decision.

Also on January 4, 2021, Sir Richard Branson, an affiliate of the Sponsor, sent an email to Anne Wojcicki, 23andMe’s Chief Executive Officer, indicating an interest in a potential business combination with 23andMe.

On January 5, 2021, VGAC submitted a non-binding letter of intent to 23andMe consistent with the terms discussed by the VGAC Board. Over the next 24 hours, VGAC, 23andMe, and their advisors held several calls to further discuss and negotiate a non-binding letter of intent that was agreeable to both parties.

On January 6, 2021, after further internal deliberations between VGAC’s management team and its advisors and after additional discussions with 23andMe and its advisors, VGAC and 23andMe each executed the agreed upon non-binding letter of intent. The executed non-binding letter of intent contemplated substantially the same financial terms as the original non-binding letter of intent submitted by VGAC, subject to the following modifications: (i) the portion of VGAC shares held by the Sponsor subject to an “earn-out” structure was increased from 25% to 30% and half of such earn-out shares would remain restricted until the closing price of New 23andMe Class A Common Stock equaled $15.00 (as opposed to $12.50, which was threshold proposed by VGAC for all such “earn-out” shares); (ii) the minimum cash condition was specified as $500,000,000 (inclusive of the funds held in the trust account and proceeds from the PIPE Financing), (iii) certain matters related to the equity compensation plan of New 23andMe were set out in greater detail, and (v) the expiration of the exclusivity period was extended from February 4, 2021 to 45 days from the date the non-binding letter of intent was signed.

On January 8, 2021, VGAC and 23andMe, together with their respective financial and legal advisors, held a telephonic meeting to discuss certain additional due diligence that VGAC required to be completed and the PIPE investment in connection with the proposed business combination.

During the weeks of January 11 and January 18, 2021 and on January 25, 2021, VGAC, 23andMe and their respective financial advisors prepared an investor presentation to present to potential investors in the PIPE financing. The investor presentation outlined the proposed business combination and included information regarding 23andMe, which was refined through several rounds of review and comments amongst VGAC’s management team, 23andMe’s management team and their respective advisors.

On January 11, 2021, VGAC and 23andMe, together with their respective financial advisors, held a telephonic meeting to continue conducting diligence on 23andMe and its financial model.

Between January 12, 2021 and January 20, 2021, VGAC, 23andMe and their respective financial and legal advisors held numerous telephonic meetings to discuss certain matters relating to the proposed business combination, including the timeline to signing and closing the potential business combination, the disclosure documentation required to be publicly filed by VGAC in connection with the business combination (including the review of such documentation by the SEC), certain outstanding due diligence matters and the proposed PIPE Financing (including the marketing and timing of such financing and the investors to be approached in connection therewith).

Between January 12, 2021 and January 22, 2021, Davis Polk prepared a first draft of the Merger Agreement reflecting the terms agreed to in the executed non-binding letter of intent, which draft VGAC reviewed and discussed with Davis Polk in detail.

On January 22, 2021, Davis Polk sent Morgan Lewis & Bockius LLP (“Morgan Lewis”), legal counsel to 23andMe, the first draft of the Merger Agreement.

Beginning on January 26, 2021, following the roadshow preparation for the PIPE Financing, Credit Suisse, Citi, 23andMe and VGAC began marketing an investment in the PIPE Financing to a limited number of potential investors. By February 1, 2021, after ample positive feedback and interest from potential subscription investors, a significant book of demand for the PIPE Financing began to form.

On January 27, 2021, a financial news website reported that VGAC and 23andMe were in discussions regarding a potential business combination.

On January 27, 2021 and over the following days, Morgan Lewis circulated a proposed form of the Support Agreement, as well as drafts of the Sponsor Agreement and the Registration Rights Agreement.

On January 28, 2021, Morgan Lewis sent Davis Polk their markup of the first draft of the Merger Agreement, which VGAC reviewed and discussed with Davis Polk.

Between January 28, 2021 and February 3, 2021, representatives of each of VGAC, 23andMe, Davis Polk and Morgan Lewis met telephonically and exchanged numerous emails to finalize the remaining open items related to the Merger Agreement, the form of the Support Agreement, the Sponsor Agreement, the Registration Rights Agreement and various other agreements contemplated therein. Following these discussions, representatives from Davis Polk and Morgan Lewis exchanged revised drafts of the Merger Agreement and related transaction agreements, which reflected the outcome of their discussions.

Throughout the last two weeks of January, VGAC and its advisors continued to finalize the due diligence investigation of 23andMe and held multiple calls with representatives of 23andMe.

On February 2, 2021, the VGAC Board held a telephonic meeting at which all senior management and members of the VGAC Board were in attendance. Representatives of Credit Suisse, Davis Polk and Maples LLP (“Maples”), Cayman counsel to VGAC, were also in attendance. Prior to the meeting, summaries of the significant transaction documents were distributed to the VGAC Board in substantially final form. At the beginning of the meeting, Josh Bayliss, VGAC’s Chief Executive Officer, and Mr. Lovell reminded the other directors of the VGAC Board that Mr. Bayliss and Mr. Lovell should be regarded as “interested” in connection with the proposed Business Combination, as Mr. Bayliss and Mr. Lovell are, among other things, employed by an affiliate of the Sponsor. Mr. Lovell and members of VGAC’s senior management team then updated the VGAC Board on VGAC’s final due diligence findings and the terms of the proposed Business Combination, including the resolution of the final outstanding items. Representatives of Credit Suisse then led a discussion designed to aid the VGAC Board in its evaluation of the proposed transaction. A representative of Maples reviewed with the VGAC Board the fiduciary duties that applied to their consideration of the proposed business combination. A representative of Davis Polk then discussed with the VGAC Board the proposed terms of the Merger Agreement and the other transaction documents to be entered into in connection with the proposed transaction, including the Subscription Agreements, the Sponsor Agreement, and the Support Agreements. The VGAC Board then engaged in extensive discussions and deliberations with VGAC’s management and advisors. Among other things, the VGAC Board asked questions pertaining to legal due diligence, valuation of comparable companies, feedback from PIPE Investors, and risks, timing and process relating to closing the Business Combination. Following these discussions and deliberations, VGAC’s three independent directors held an executive session to further discuss the merits of the proposed transaction.

On February 3, 2021, the VGAC Board held a telephonic meeting at which all senior management and members of the VGAC Board were in attendance. Representatives of Credit Suisse and Davis Polk were also in attendance. Mr. Lovell provided an update of negotiations regarding the proposed Business Combination. A representative of Davis Polk then discussed the proposed resolutions approving the Merger Agreement, the form of the Subscription Agreement, Sponsor Agreement, the form of the Support Agreement, the Registration Rights Agreement and the transactions contemplated thereby (the “Resolutions”). A representative of Credit Suisse then provided an update on the general financial market conditions, including feedback from potential PIPE Investors. The VGAC Board then engaged in extensive discussions and deliberations with VGAC’s management and advisors. Following the discussions, Mr. Bayliss made a motion that the VGAC Board approve the Resolutions, which the VGAC Board, having determined that the Business Combination and the transactions contemplated thereby were in the best interest of VGAC, approved unanimously.

In the early morning hours of February 4, 2021, following the approval of the Business Combination by the VGAC Board and the 23andMe Board, VGAC, VGAC Merger Sub and 23andMe executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, (i) VGAC and the Sponsor entered into the Sponsor Agreement, (ii) VGAC and the PIPE Investors entered into the Subscription Agreements and (iii) VGAC and certain 23andMe equity holders entered into the 23andMe Stockholder Support Agreements.

On the morning of February 4, 2021, prior to the commencement of trading of the shares of VGAC Class A ordinary shares on the NYSE, VGAC and 23andMe issued a joint press release announcing the Business Combination.

Since February 4, 2021, VGAC and 23andMe, along with their respective counsel, have worked jointly on the preparation of this proxy statement/consent solicitation statement/prospectus.

VGAC and 23andMe have continued and expect to continue regular discussions regarding the execution and timing of the business combination and to take actions and exercise their respective rights under the merger agreement to facilitate the completion of the business combination.

On February 13, 2021, VGAC, VGAC Merger Sub and 23andMe entered into First Merger Amendment, which revised the treatment of vested 23andMe options pursuant to the Business Combination.

On March 25, 2021, VGAC, VGAC Merger Sub and 23andMe entered into a Second Merger Amendment. The Second Merger Amendment adds provisions that allow for the granting of restricted stock units of 23andMe and the treatment of such restricted stock units, specifying that all such restricted stock units will be assumed by VGAC and converted into comparable restricted stock units in respect of the shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Merger Agreement. The Second Merger Amendment also revises the provisions of the Merger Agreement regarding the listing of VGAC Class A ordinary shares to provide that such VGAC Class A ordinary shares will be listed on Nasdaq or, if such VGAC Class A ordinary shares are not listed on Nasdaq or eligible for continued listing on Nasdaq following the Business Combination, the NYSE.

The VGAC Board’s Reasons for the Business Combination

The VGAC Board considered a wide variety of factors and consulted with VGAC’s legal and financial advisors in connection with its evaluation of the Merger Agreement and the Business Combination. Before reaching its decision to approve the Merger Agreement and the Business Combination, the VGAC Board reviewed the results of due diligence conducted by VGAC’s management, together with its legal and financial advisors, which included, among other things:

•	extensive meetings with 23andMe’s management team regarding operations and forecasts;

•	research on the consumer genetics, consumer healthcare, and therapeutics industries, including historical growth trends and market share information as well as end-market size and growth projections;

•	analysis of 23andMe’s historical and projected financials to understand and validate the key assumptions underpinning the financial projections prepared by 23andMe management;

•

multiple expert calls with genetic research and therapeutics professionals regarding the competitive landscape, benefits and effectiveness of 23andMe’s genetics-based approach to therapeutics and quality of 23andMe’s genotypic and phenotypic database;

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discussions with 23andMe’s therapeutics team to assess their therapeutic development track record, current therapeutics development pipeline and strategy for building the company’s therapeutics business moving forward;

•	review of 23andMe’s material contracts regarding financials, tax, legal, accounting, information technology, security, insurance and intellectual property;

•	financial and valuation analysis of 23andMe and the Business Combination;

•	23andMe’s historical financial statements;

•	reports related to tax and legal diligence prepared by external advisors; and

•	assessment of 23andMe’s public company readiness.

In the prospectus for the initial public offering, VGAC identified general, non-exclusive criteria and guidelines that VGAC believed would be important in evaluating prospective target businesses. VGAC indicated its intention to acquire companies that it believes possess the following characteristics:

•	will perform well in the public markets over the long term and offer attractive returns to shareholders;

•	would uniquely benefit from an association with a trusted name like the Virgin Group through brand enhancement and improved operational performance;

•	can be sourced through the Virgin Group’s extensive proprietary networks so as to avoid broadly marketed processes;

•	generate stable free cashflows or that have a clear near-term path to produce healthy free cashflows;

•	have the ability to provide a strong consumer experience that is meaningfully differentiated from competitors;

•	have a strong and experienced management team that VGAC can work alongside and augment as the business scales; and

•

are prepared from a management, corporate governance, and reporting perspective to become a publicly traded company and can benefit from the access to the broader capital markets that this will provide.

In considering the Business Combination, the VGAC Board concluded that 23andMe met the above criteria and guidelines.

In particular, the VGAC Board considered the following positive factors:

•	Commercial Rationale. The VGAC Board noted that 23andMe possesses several compelling qualities that enable multiple avenues for value creation:

•

Disrupting the healthcare experience. 23andMe is building a personalized health and wellness platform that can deliver powerful insights to consumers by harnessing the power of their unique genetic makeup. A genetics-based approach is set to transform healthcare by enabling individualized primary care, prescription medication, proactive health risk mitigation, dynamic wellness reports, and more.

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The world’s premier re-contactable genetic database. 23andMe’s vast proprietary dataset rich with both genotypic and phenotypic information allows insights that unlock revenue streams across digital health, therapeutics, and much more. Furthermore, 23andMe’s ability to engage with its customers on an ongoing basis has created a living database that will continue to generate new insights and accrue value over time.

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Brand strength. 23andMe has established a leading brand in the consumer genetics market built upon trust and a high-quality experience. The strength of the brand is supported by strong brand-awareness scores and further demonstrated by impressive levels of repeat customer engagement with the platform.

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Sector tailwinds: The 23andMe+ subscription offering is well positioned to capitalize on increased consumer interest in personal health and wellness. By integrating personalized genetic information with other consumer health data points, 23andMe+ provides unique insights that can allow consumers make better decisions about their healthcare, helping them to live healthier lives.

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Institutionally validated therapeutics. Research indicates that utilizing genetic data to identify therapeutic targets can double the probability of success in therapeutic development and significantly shorten the time to market. 23andMe has established a broad therapeutics pipeline in collaboration with GSK, providing institutional validation to the approach of developing novel therapeutics using genetic data.

•

Strong core business with significant room for growth. 23andMe pioneered direct-to-consumer genetic testing and has established the only FDA-approved direct-to-consumer genetic tests for multiple disease indications, creating a considerable competitive moat. The strength of the platform has enabled 23andMe to engage with millions of customers to date, with ample room for growth both domestically and internationally in the years to come.

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Financial Condition. The VGAC Board also considered factors such as 23andMe’s historical financial results, outlook, and financial plan, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors.

•	Proven Existing Management Team. 23andMe has an experienced management team with a proven track record of operational excellence.

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Strong Sponsorship. Following the closing, New 23andMe will have blue chip shareholders and a permanent capital and public platform suitable for its long-term success, providing stability to all stakeholders.

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Significant Equity Investment. $250 million of private capital has been committed by the PIPE Investors in the PIPE Financing, including $200 million from investors unaffiliated with VGAC or 23andMe (but including existing investors in 23andMe), which indicates strong support for the Business Combination from public market investors.

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Terms of the Merger Agreement. The VGAC Board reviewed the financial and other terms and conditions of the Merger Agreement, including with respect to the Business Combination, and determined that they were reasonable and were the product of arm’s-length negotiations among the parties.

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Shareholder Approval. The VGAC Board considered the fact that in connection with the Business Combination VGAC shareholders have the option to (i) remain shareholders of VGAC, (ii) sell their shares on the open market or (iii) redeem their shares for the per share amount held in the Trust Account.

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Independent Director Role. The VGAC Board is comprised of a majority of independent directors who are not affiliated with the Sponsor or its affiliates. In connection with the Business Combination, VGAC’s independent directors took an active role in evaluating the proposed terms of the Business Combination, including the Merger Agreement and the related agreements. VGAC’s independent directors evaluated and unanimously approved, as members of the VGAC Board, the Merger Agreement and the related agreements and the transactions contemplated thereby.

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Other Alternatives. The VGAC Board’s belief is that the Business Combination represents the best potential business combination for VGAC based upon the process utilized to evaluate and assess other potential acquisition targets, and the VGAC Board’s and management’s belief that such processes had not presented a better alternative.

In the course of its deliberations, the VGAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the transaction, including, among others, the following:

•	Risks Associated with the Business Combination.
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The risk that the Business Combination might not be consummated in a timely manner or that the Closing might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of VGAC shareholders.

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The significant fees and expenses associated with completing the Business Combination and related transactions and the substantial time and effort of management required to complete the Business Combination.

•	The possibility of litigation challenging the Business Combination.

•	The risk that VGAC does not obtain the PIPE Financing or otherwise retain sufficient cash in the trust account or find replacement cash to meet the requirements of the Merger Agreement.

•	Risks Associated with 23andMe’s Business.

•	The risks associated with macroeconomic uncertainty and the effects it could have on 23andMe’s revenues.

•	The risks associated with 23andMe’s ability to maintain and grow its customer base.

•	The fact that 23andMe has incurred significant losses since inception, expects to incur losses in the future, and may not be able to generate sufficient revenue to achieve and maintain profitability.

•	The risks associated with the consumer genetics and therapeutics industries in general, including the development, effects and enforcement of laws and regulations with respect to the industry.

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The fact that 23andMe’s research and development initiatives and business depend on its ability to attract and retain highly skilled scientists and other specialized individuals. New 23andMe may not be able to attract or retain qualified scientists and other specialized individuals in the future due to the competition for qualified personnel among life science and technology businesses.

•	The risk that key employees of 23andMe might not remain with New 23andMe following the Closing.

•	The challenge of attracting and retaining senior management personnel.

•	The risk that 23andMe might not be able to protect its trade secrets or maintain its trademarks, patents and other intellectual property consistent with historical practice.

•	Risks Related to 23andMe’s Government Regulation.

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The fact that New 23andMe’s long-term success will depend, in part, upon its ability to develop, receive regulatory approval for, and commercialize new drugs. New 23andMe’s therapeutics product candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. VGAC does not have any assurance that any of 23andMe’s product candidates will ultimately be developed into products that will receive regulatory approval, which is necessary before they can be commercialized.

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The fact that New 23andMe will face legal, reputational, and financial risks if it fails to protect its customer data from security breaches or cyberattacks. Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by New 23andMe to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect its business.

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Risks Associated with Post-Closing Corporate Governance. The dual-class structure of New 23andMe’s common stock will have the effect of concentrating voting power with the existing holders of 23andMe Class B Common Stock, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

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Risks Related to Limitations of Review. The fact that VGAC did not obtain an opinion from any independent investment banking or accounting firm that the price VGAC is paying to acquire 23andMe is fair to VGAC or its shareholders from a financial point of view.

•	The other risks described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the VGAC Board also considered that certain of the officers and directors of VGAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of VGAC’s shareholders. VGAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the VGAC Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination. See the section entitled “—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

This discussion of the information and factors considered by the VGAC Board includes the principal positive and negative factors, but is not intended to be exhaustive and may not include all of the factors considered by the VGAC Board. In view of the wide variety of factors considered in connection with their evaluation of the transaction, and the complexity of these matters, the VGAC Board did not find it useful and did not attempt to rank, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and the transactions contemplated by the merger agreement and to make the recommendation to VGAC shareholders contained in this proxy statement/consent solicitation statement/prospectus. Rather, the VGAC Board viewed its decision as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the VGAC Board may have given differing weights to different factors. The VGAC Board’s reasons for its approval of the Merger Agreement and the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

After considering the foregoing potentially negative and potentially positive reasons, the VGAC Board concluded, in its business judgment, that the potentially positive reasons relating to the Business Combination outweighed the potentially negative reasons. In connection with its deliberations, the VGAC Board did not consider the fairness of the consideration to be paid by VGAC in the Business Combination to any person other than VGAC.

Summary of VGAC Financial Analysis

The following is a summary of the material financial analyses prepared for and reviewed by the VGAC Board in connection with the valuation of 23andMe. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by VGAC nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the VGAC Board. VGAC may have deemed various assumptions more or less probable than other assumptions, so the value resulting from any particular portion of the analyses summarized below should not be taken to be VGAC’s view of the actual value of 23andMe. Some of the summaries of the financial analyses set forth below include information presented in tabular format. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying VGAC’s financial analyses and the VGAC Board’s recommendation.

None of 23andMe, VGAC, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of 23andMe do not purport to be appraisals or reflect the prices at which New 23andMe Common Stock may actually be valued. Accordingly, the results derived from the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 25, 2021 and is not necessarily indicative of current market conditions.

Comparable Company Analysis

The management of VGAC approached the valuation by separately valuing the Consumer & Research Services business and the Therapeutics business using a sum-of-the-parts analysis driven by comparable companies. The management of VGAC reviewed certain financial information of 23andMe and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of VGAC’s management team.

VGAC considered certain financial and operating data for publicly traded (a) consumer & research services companies and (b) therapeutics companies, in each case, that VGAC deemed relevant for analysis. In selecting comparable companies for 23andMe’s Consumer & Research Services business, the management of VGAC focused on a broader set of tech-enabled or genetic data-enabled healthcare services businesses that have similar future revenue growth profiles. When analyzing comparable companies for 23andMe’s Therapeutics business, the management of VGAC considered companies with relevant pipeline programs and drug discovery platform in order to determine valuation range. The selected companies were:

Consumer & Research Services:

Genomics Revolution

•	Invitae

•	Natera

•	Personalis

•	PacBio

Tech-enabled Consumer Healthcare

•	Accolade

•	Amwell

•	eHealth

•	GoHealth

•	GoodRx

•	HealthEquity

•	Oak Street Health

•	One Medical

•	Progyny

•	SelectQuote

•	SOC Telemed

•	Teladoc

Therapeutics

•	10x Genomics

•	AbCellera

•	Adaptive biotechnologies

•	Berkeley Lights

•	Certara

•	Relay Therapeutics

•	Schrodinger

•	Twist Bioscience

The selection criteria used to determine comparable companies for the Consumer & Research Services business included the ability to leverage data to understand genetics, the use of technology to gather information for biological observations, technology platforms used to help patients, and a focus on accessibility for the customer. The selection criteria used to determine relevant comparable companies for the Therapeutics business included drug discovery platforms, breadth of pipeline, diversity of therapeutic areas, validation of strategic partnerships, and stage of development of lead program. None of the selected companies has characteristics identical to 23andMe. Companies were selected because they have a combination of comparable a) use of data to understand genetics and technology to gather information for biological observations, b) technology platforms used to help patients and create customer accessibility, and c) next-gen AI powered drug discovery platforms with wholly owned or partnered pipelines. An analysis of selected publicly traded companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. VGAC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, VGAC also made qualitative judgments, based on the experience and professional judgment of its management team, concerning differences between the operational, business and/or financial characteristics of 23andMe and the selected companies to provide a context in which to consider the results of the quantitative analysis.

VGAC reviewed certain valuation metrics (including the market capitalization and enterprise value as of January 25, 2021) of companies that VGAC deemed relevant based on its professional judgment and expertise, and compared the same to the pro forma enterprise value determined in accordance with VGAC’s internal valuation analysis:

Consumer & Research Services: Genomics Revolution

Company	Market Cap ($MM)	Enterprise Value ($MM)
Invitae	$9,229	$6,890
Natera	10,617	9,096
Personalis	1,733	1,469
PacBio	9,716	5,833
Median	$9,473	$6,362

Consumer & Research Services: Tech-enabled Consumer Healthcare

Company	Market Cap ($MM)	Enterprise Value ($MM)
Accolade	$3,470	$3,040
Amwell	9,100	8,034
eHealth	2,367	2,169
GoHealth	4,923	5,030
GoodRx	21,849	21,470
HealthEquity	6,788	7,490
Oak Street Health	14,750	14,283
One Medical	7,937	7,571
Progyny	4,949	4,844
SelectQuote	4,198	4,205
SOC Telemed	575	528
Teladoc	45,931	44,961
Median	$5,869	$6,260

Therapeutics

Company	Market Cap ($MM)	Enterprise Value ($MM)
10x Genomics	$14,689	$18,952
AbCellera	12,957	12,954
Adaptive biotechnologies	8,960	8,171
Berkeley Lights	5,146	4,943
Certara	5,099	5,470
Relay Therapeutics	5,173	4,484
Schrodinger	5,416	6,095
Twist Bioscience	9,045	8,791
Median	$7,188	$7,133

When compared to the pro forma enterprise value determined in accordance with VGAC’s analysis, the comparative analysis showed that 23andMe’s implied pro forma enterprise value was at a discount to many publicly traded (a) consumer & research services companies and (b) therapeutics companies.

Certain Company Projected Financial Information

The projections set out below were requested by, and disclosed to, VGAC for use as a component of its overall evaluation of 23andMe and are included in this proxy statement/consent solicitation statement/prospectus because they were provided to the VGAC Board for its evaluation of the Business Combination. 23andMe has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including us. Neither the management of 23andMe nor any of its representatives, advisors or affiliates has made or makes any representation to any person regarding the ultimate performance of 23andMe compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. You are cautioned not to rely on the projections in making a decision regarding the transaction, as actual results may be materially different than the projections.

The management of 23andMe based its revenue projections on the following factors: the number of PGS kits expected to be sold, growth in sales of the new 23andMe+ subscription offering to existing PGS customers and to new customers, and expected revenue from research services, including under the GSK Agreement, which through fiscal 2023 is expected to represent a significant portion of research services revenue. 23andMe management used a compound annual growth rate of approximately 22% between fiscal year 2021 and fiscal year 2024 for its revenue projections. Expense projections were based on anticipated marketing, general and administrative and research and development expenses to support the revenue growth, taking into account with respect to anticipated marketing expenses the seasonality of 23andMe’s business and management’s expectation that such expenses will decline as a percentage of revenue as sales of PGS kits and revenue from the 23andMe+ subscription grows, and with respect to research and development expenses, the historical and projected growth in the number of identified targets for drug development.

The financial projections for revenue and costs are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond 23andMe’s control. These include the risks described in the section entitled “Risk Factors.” While all projections are necessarily speculative, 23andMe believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections in this proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that 23andMe or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.

The projections were prepared by, and are the responsibility of, the management of 23andMe. The projections were not prepared with a view towards compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation of prospective financial information. KPMG LLP, 23andMe’s independent registered public accounting firm, has not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, does not express an opinion or any other form of assurance on it. The report of KPMG LLP included in this proxy statement/consent solicitation statement/prospectus relates to historical financial information of 23andMe. It does not extend to the projections and should not be read as if it does.

The key elements of the projections provided to us are summarized in the table below (in millions of dollars, unaudited).

	2021E	2022E	2023E	2024E
Revenue	$218	$256	$317	$400
Gross Margin %	45%	51%	55%	58%
Adjusted EBITDA(1)	($106)	($134)	($109)	($78)

(1)

The reconciliation of projected Adjusted EBITDA to the closest corresponding GAAP measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-GAAP measures, such as the impact of depreciation and amortization of fixed assets, amortization of internal use software, the effects of net interest expense (income), other expense (income), and non-cash stock based compensation expense.

Satisfaction of 80% Test

It is a requirement under the Existing Governing Documents that any business acquired by VGAC have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of 23andMe generally used to approve the transaction, the VGAC Board determined that this requirement was met. The VGAC Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was in the best interests of VGAC and VGAC shareholders and appropriately reflected

23andMe’s value. In reaching this determination, the VGAC Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as 23andMe’s historical growth rate and its potential for future growth in revenue and profits. The VGAC Board believes that the financial skills and background of its members qualify it to conclude that the business combination with 23andMe met this requirement.

Interests of VGAC’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the VGAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and VGAC’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of VGAC shareholders and VGAC warrantholders generally. These interests include, among other things, the interests listed below:

•	the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by it in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 12,713,750 Class B ordinary shares it currently owns and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $12,171,000 for its private placement warrants, and the Class A ordinary shares underlying those warrants would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the Sponsor and VGAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if VGAC fails to complete an initial business combination by October 6, 2022;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the Sponsor;

•

the fact that the Sponsor transferred 30,000 Class B ordinary shares to each of VGAC’s three independent directors prior to the initial public offering, and such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that each of Mr. Bayliss and Mr. Lovell invested $300,000 in the Sponsor and hold interests in the Sponsor that represent an indirect interest in 1,667,581 Class B ordinary shares and 197,814 private placement warrants, and the fact that Mr. Brown, Mr. Lockhart III and Ms. Briggs invested $1,000,000, $500,000 and $250,000, respectively, in the Sponsor indirectly through an investment in VG Acquisition Holdings LLC, an affiliate of the Sponsor, and hold interests in VG Acquisition Holdings LLC that represent an indirect interest in 706,819, 353,409 and 176,705 Class B ordinary shares, respectively, and 665,740, 332,870, and 166,435 private placement warrants, respectively, and all of such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•	the continued indemnification of VGAC’s directors and officers and the continuation of VGAC’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and VGAC’s officers and directors will lose their entire investment in VGAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by October 6, 2022;

•

the fact that if the trust account is liquidated, including in the event VGAC is unable to complete an initial business combination by October 6, 2022, the Sponsor has agreed to indemnify VGAC to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which VGAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to VGAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•

the fact that the Virgin Group owns 39,760 shares of 23andMe Class A Preferred Stock, for which it invested $50,000, which shares will be converted to shares of 23andMe Class B Common Stock immediately prior to the Closing and canceled in exchange for the right to receive approximately 91,487 shares of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, which shares of New 23andMe Class B Common Stock will represent approximately 0.02% of outstanding shares of New 23andMe Common Stock and approximately 0.03% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock; and

•

the fact that the Virgin Group and the Sponsor will collectively own 12,713,750 shares of New 23andMe Class A Common Stock and approximately 91,487 shares of New 23andMe Class B Common Stock, which collectively will represent approximately 3.23% of outstanding shares of New 23andMe Common Stock and approximately 0.42% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock and assuming that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million.

The Sponsor has, pursuant to the Sponsor Agreement, agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares of VGAC held by the Sponsor, and (iii) be bound by certain transfer restrictions with respect to its shares in VGAC following the closing of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares. See “—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus for more information related to the Sponsor Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding VGAC or VGAC’s securities, the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of VGAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, 23andMe, and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Governing Documents Proposals, the NYSE Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, the Director Election Proposal, and the Adjournment Proposal are approved by the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (ii) the Domestication Proposal and the Charter Amendment Proposal are approved by the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, (iii) the Minimum Available Cash Condition is satisfied and/or otherwise limit the number of public shares electing to redeem, and (iv) New 23andMe’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. VGAC will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with U.S. GAAP. Under this method of accounting, VGAC has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors: (i) the business of 23andMe will comprise the ongoing operations of New 23andMe; (ii) 23andMe’s senior management will comprise the senior management of New 23andMe; (iii) the pre-Business Combination stockholders of 23andMe will have the largest ownership of New 23andMe and the right to appoint the highest number of board members relative to other stockholders; and (iv) the headquarters of 23andMe will be that of New 23andMe. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of 23andMe with the Business Combination being treated as the equivalent of 23andMe issuing stock for the net assets of VGAC, accompanied by a recapitalization. The net assets of VGAC will be stated at historical costs, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The 23andMe portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. VGAC and 23andMe filed the required forms under the HSR Act with the Antitrust Division and the FTC within ten business days following the date of the Merger Agreement.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities, the United States, or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New 23andMe’s assets, subjecting the completion of the Business Combination to regulatory conditions, or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. VGAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, VGAC cannot assure you as to its result.

Neither VGAC nor 23andMe are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Relating to the Business Combination

On April 11, 2021, a complaint was filed in the Supreme Court of the State of New York, County of New York, by a purported VGAC shareholder in connection with the Business Combination, captioned DeStefano v. VG Acquisition Corp., et al. (the “Complaint”). The Complaint names VGAC and members of the VGAC Board as defendants. The Complaint alleges breaches of fiduciary duties by members of the VGAC Board and aiding and abetting the VGAC Board’s breaches of fiduciary duties by VGAC. The Complaint also alleges that the registration statement of which this proxy statement/prospectus forms a part is materially deficient and omits and/or misrepresents material information including, among other things, certain financial information, details regarding VGAC’s financial advisors, and other information relating to the background of the Business Combination. In addition to costs and attorneys’ fees, the Complaint seeks to enjoin the closing of the Business Combination; and in the event the Business Combination is consummated, to set aside the Business Combination and/or obtain recessionary or other damages. Defendants believe that the Complaint is without merit.

There can be no assurances that additional complaints or demands will not be filed or made with respect to the Business Combination. If additional similar complaints or demands are filed or made, absent new or different allegations that are material, VGAC will not necessarily announce them.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Business Combination Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that VGAC’s entry into that certain Agreement and Plan of Merger, dated as of February 4, 2021, as amended February 13, 2021 and March 25, 2021 (as may be amended, supplemented, or otherwise modified from time to time, the (“Merger Agreement”), by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex A, pursuant to which, among other things, following the de-registration of VGAC as an exempted company in the Cayman Islands and the continuation and domestication of VGAC as a corporation in the State of Delaware with the name “23andMe Holding Co.”, (a) VGAC Merger Sub will merge with and into 23andMe (the “Merger”), with 23andMe as the surviving company in the Merger and, after giving effect to such Merger, 23andMe shall be a wholly owned direct subsidiary of VGAC and (b) in accordance with the terms and subject to the conditions of the Merger Agreement, at the time at which the Merger becomes effective ( the “Effective Time”), based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT THE VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/consent solicitation statement/prospectus, VGAC is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the VGAC Board has unanimously approved, and VGAC shareholders are being asked to consider and vote upon a proposal to approve a change of VGAC’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, VGAC will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which VGAC will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of VGAC will convert automatically, on a one-for-one basis, into shares of New 23andMe Class A Common Stock, (ii) each issued and outstanding warrant to purchase Class A ordinary shares of VGAC will convert automatically into a warrant to acquire New 23andMe Class A Common Stock in the same form and on the same terms and conditions as the converted VGAC warrant, and (iii) each issued and outstanding unit of VGAC that has not been previously separated into the underlying Class A ordinary share of VGAC and underlying VGAC warrant upon the request of the holder thereof prior to the Domestication will be canceled and will entitle the holder thereof to one share of New 23andMe Class A Common Stock and one-third of one warrant representing the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the VGAC Warrant Agreement.

The Domestication Proposal, if approved, will approve a change of VGAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while VGAC is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New 23andMe will be governed by the DGCL. VGAC encourages shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, VGAC notes that if the Domestication Proposal is approved, then VGAC will also ask its shareholders to approve the Governing Documents Proposals (discussed below), which, if approved, will replace the Existing Governing Documents with the Proposed Certificate of Incorporation and the Proposed Bylaws of New 23andMe under the DGCL. The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents and VGAC encourages shareholders to carefully consult the information set out below under “Governing Documents Proposals,” the Existing Governing Documents of VGAC, attached hereto as Annex D and the Proposed Governing Documents of New 23andMe, attached hereto as Annex E and Annex F.

Reasons for the Domestication

The VGAC Board believes that there are significant advantages to VGAC that will arise as a result of a change of VGAC’s domicile to Delaware. Further, the VGAC Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The VGAC Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of VGAC and VGAC shareholders. As explained in more detail below, these reasons can be summarized as follows:

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Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as VGAC.

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Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. VGAC believes, such clarity would be advantageous to New 23andMe, the New 23andMe Board, and New 23andMe management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New 23andMe’s stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New 23andMe’s incorporation in Delaware may make New 23andMe more attractive to future candidates for the New 23andMe Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, VGAC has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. The VGAC Board therefore believes that providing the benefits afforded directors by Delaware law will enable New 23andMe to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for VGAC shareholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, VGAC believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, VGAC believes that the corporate environment afforded by Delaware will enable New 23andMe to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of VGAC as a result of the Domestication. The business, capitalization, assets and liabilities, and financial statements of New 23andMe immediately following the Domestication will be the same as those of VGAC immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that VGAC be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, VGAC be continued and domesticated as a corporation under the laws of the state of Delaware and, conditioned upon, and with effect from, the registration of VGAC as a corporation in the State of Delaware, the name of VGAC be changed from “VG Acquisition Corp.” to “23andMe Holding Co.” and the registered office of the Company be changed to 3500 South DuPont Highway, City of Dover, County of Kent, Delaware 19901.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

CHARTER AMENDMENT PROPOSAL

Overview

If and the Condition Precedent Proposals are approved and the Business Combination is to be consummated, VGAC will replace the Existing Governing Documents, with the Proposed Governing Documents of New 23andMe, in each case, under the DGCL.

Reasons for the Charter Amendment

The Proposed Certificate of Incorporation, as well as the Proposed Bylaws, was negotiated as part of the Business Combination. VGAC Board’s specific reasons for each of the Governing Documents Proposals (each of which are included in the Proposed Governing Documents) are set forth in the section “Governing Documents Proposals.”

Vote Required for Approval

The approval of Charter Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and other will have no effect on a particular proposal.

The Charter Amendment Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the certificate of incorporation and bylaws of VGAC, a copy of which is attached to the proxy statement/prospectus as Annex E and Annex F, be approved as the certificate of incorporation and bylaws, respectively, of 23andMe Holding Co., effective upon the effectiveness of the Domestication.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and its shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSALS

If the Charter Amendment Proposal and the Condition Precedent Proposals are approved and the Business Combination is to be consummated, VGAC will replace the Existing Governing Documents, with a proposed new certificate of incorporation and proposed new bylaws of New 23andMe, in each case, under the DGCL.

VGAC will ask its shareholders to consider and to vote to approve by non-binding, advisory resolution five separate proposals in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents. Because the votes on the Governing Documents Proposals are advisory only, they will not be binding on the VGAC Board or New 23andMe.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation and Proposed Bylaws for New 23andMe. This summary is qualified by reference to the complete text of the Existing Governing Documents of VGAC, attached to this proxy statement/consent solicitation statement/prospectus as Annex D, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex E, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex F. All shareholders are encouraged to read each of the Proposed Governing Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Governing Documents are governed by Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, VGAC encourages shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/consent solicitation statement/prospectus.

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Governing Documents Proposal A)	The share capital under the Existing Governing Documents is US$22,100 divided into 200,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share, and 1,000,000 preference shares of par value US$0.0001 per share.	The Proposed Governing Documents authorize 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock.

	See paragraph 5 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Governing Documents Proposal B)	The Existing Governing Documents authorize the issuance of 1,000,000 preference shares with such designation, rights, and preferences as may be determined from time to time by the VGAC Board. Accordingly, VGAC Board is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting, or	The Proposed Governing Documents authorize the board of directors to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof, as the

	Existing Governing Documents	Proposed Governing Documents
	other rights, provided that the issuance of such preference shares does not materially adversely affect the rights attached to the other shareholders of VGAC.	New 23andMe Board may determine.

	See paragraph 5 of the Memorandum of Association and Articles 3 and 10 of the Articles of Association.	See Article IV subsection 2 of the Proposed Certificate of Incorporation.

Corporate Name (Governing Documents Proposal C)	The Existing Governing Documents provide the name of the company is “VG Acquisition Corp.”	The Proposed Governing Documents will provide that the name of the corporation will be “23andMe Holding Co.”

	See paragraph 1 of VGAC’s Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Governing Documents Proposal C)	The Existing Governing Documents provide that if VGAC does not consummate a business combination (as defined in the Existing Governing Documents) by October 6, 2022 (twenty-four months after the closing of the initial public offering), VGAC will cease all operations except for the purposes of winding up and will redeem the shares issued in the initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to New 23andMe’s ongoing existence; the default under the DGCL will make New 23andMe’s existence perpetual.

	See Article 49 of VGAC’s Articles of Association.	This is the default rule under the DGCL.

Exclusive Forum (Governing Documents Proposal C)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act.

See Article XI of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company	The Existing Governing Documents set forth various provisions related to VGAC’s	The Proposed Governing Documents do not include such provisions related to VGAC’s

	Existing Governing Documents	Proposed Governing Documents
(Governing Documents Proposal C)	status as a blank check company prior to the consummation of a business combination.	status as a blank check company, which no longer will apply upon consummation of the Business Combination, as VGAC will cease to be a blank check company at such time.

See Article 49 of VGAC’s Amended and Restated Articles of Association.

Voting Rights of Common Stock (Governing Documents Proposal D)	The Existing Governing Documents provide that the holders of each ordinary share of VGAC is entitled to one vote for each share on each matter properly submitted to the shareholders entitled to vote.	The Proposed Governing Documents provide that holders of shares of New 23andMe Class A Common Stock will be entitled to cast one vote per share of New 23andMe Class A Common Stock, and holders of shares of New 23andMe Class B Common Stock will be entitled to cast ten votes per share of New 23andMe Class B Common Stock on each matter properly submitted to the stockholders entitled to vote.

	See Article 23 of VGAC’s Articles of Association.	See Article IV subsection 3 of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Governing Documents Proposal E)	The Existing Governing Documents do not provide restrictions on takeovers of VGAC by a related shareholder following a business combination.	The Proposed Governing Documents will have New 23andMe elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other restrictions regarding takeovers by interested stockholders.

See Article IX of the Proposed Certificate of Incorporation.

GOVERNING DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal A—to approve the change in the authorized share capital of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock.

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 63,568,750 ordinary shares issued and outstanding, which includes an aggregate of 12,713,750 Class B ordinary shares held by the Sponsor. In addition, as of the date of this proxy statement/consent solicitation statement/prospectus, there are 25,065,665 warrants to acquire ordinary shares outstanding, comprised of 8,113,999 private placement warrants held by Sponsor and 16,951,666 public warrants.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of VGAC will convert automatically, on a one-for-one basis, into shares of New 23andMe Class A Common Stock, (ii) each issued and outstanding warrant to purchase Class A ordinary shares of VGAC will convert automatically into a warrant to acquire New 23andMe Class A Common Stock in the same form and on the same terms and conditions as the converted VGAC warrant, and (iii) each issued and outstanding unit of VGAC that has not been previously separated into the underlying Class A ordinary share of VGAC and underlying VGAC warrant upon the request of the holder thereof prior to the Domestication will be canceled and will entitle the holder thereof to one share of New 23andMe Class A Common Stock and one-third of one warrant representing the right to purchase one share of New 23andMe Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the VGAC Warrant Agreement. See “Domestication Proposal.”

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of the New 23andMe Class A Common Stock, as determined pursuant to the Share Conversion Ratio, (ii) each share of 23andMe Class B Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of the New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe Preferred Stock will be converted into shares of 23andMe Class B Common Stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B Common Stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, and (iv) each outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Code, in a manner compliant with Section 424(a) of the Code). The implied equity value of $3.6 billion includes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of vested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock but excludes the value of the options exercisable for shares of New 23andMe Class A Common Stock that are issued in respect of unvested options to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock. For further details, see “Business Combination Proposal—Consideration to 23andMe Equityholders in the Business Combination.”

In order to ensure that New 23andMe has sufficient authorized capital for future issuances, the VGAC Board has approved, subject to stockholder approval, the Proposed Governing Documents of New 23andMe change the authorized share of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares, and 1,000,000 preference shares of VGAC to (ii) 1,140,000,000 shares of New 23andMe Class A Common Stock, 350,000,000 shares of New 23andMe Class B Common Stock, and 10,000,000 shares of New 23andMe Preferred Stock.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New 23andMe, copies of which are attached to this proxy statement/consent solicitation statement/prospectus as Annex E and Annex F. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New 23andMe that will enable it to continue as an operating company governed by the DGCL. The VGAC Board believes that it is important for New 23andMe to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support New 23andMe’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Vote Required for Approval

The approval of the Governing Documents Proposal A requires the affirmative vote of the holders of a majority of the ordinary shares who, being represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Because the vote on the Governing Documents Proposal A is advisory only, it will not be binding on the VGAC Board or New 23andMe.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a non-binding, advisory resolution, that the change in the authorized share capital of VGAC from (i) US$22,100 divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, to (ii) 1,140,000,000 shares of Class A common stock, par value $0.0001 per share, of New 23andMe, 350,000,000 shares of Class B common stock, par value $0.0001 per share, of New 23andMe, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of New 23andMe be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW 23ANDME AT THE NEW 23ANDME BOARD’S SOLE DISCRETION, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal B—to authorize the New 23andMe Board to issue any or all shares of New 23andMe Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New 23andMe Board and as may be permitted by the DGCL.

VGAC shareholders are also being asked to approve Governing Documents Proposal B, which is, in the judgment of VGAC Board, necessary to adequately address the needs of New 23andMe after the Business Combination.

If Governing Documents Proposal A is approved, the number of authorized shares of preferred stock of New 23andMe will be 1,000,000 shares. Approval of this Governing Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the New 23andMe Board, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends, or issuances under current and any future stock incentive plans, pursuant to which VGAC may provide equity incentives to employees, officers, and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New 23andMe, copies of which are attached to this proxy statement/consent solicitation statement/prospectus as Annex E and Annex F. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The VGAC Board believes that these additional shares will provide New 23andMe with needed flexibility to issue shares in the future in a timely manner and under circumstances VGAC considers favorable without incurring the risk, delay, and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the New 23andMe Board to render it more difficult or to discourage an attempt to obtain control of New 23andMe and thereby protect continuity of or entrench its management, which may adversely affect the market price of New 23andMe. If, in the due exercise of its fiduciary obligations, for example, the New 23andMe Board was to determine that a takeover proposal was not in the best interests of New 23andMe, such preferred stock could be issued by the New 23andMe Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the New 23andMe Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New 23andMe Board to issue the authorized preferred stock on its own volition will enable New 23andMe to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances, and for stock dividends and stock splits. New 23andMe currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Governing Documents Proposal B requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Because the vote on the Governing Documents Proposal B is advisory only, it will not be binding on the VGAC Board or New 23andMe.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a non-binding, advisory resolution, that the authorization to the New 23andMe Board to issue any or all shares of New 23andMe Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the 23andMe Board and as may be permitted by the DGCL be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL C—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal C—to amend and restate the Existing Governing Documents and to authorize all other immaterial changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this proxy statement/consent solicitation statement/prospectus as Annex E and Annex F, respectively), including (i) changing the post-Business Combination corporate name from “VG Acquisition Corp.” to “23andMe Holding Co.” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii) making New 23andMe’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act and (iv) removing certain provisions related to VGAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the VGAC Board believes is necessary to adequately address the needs of New 23andMe after the Business Combination. All material changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication are being presented to VGAC shareholders as part of Governing Documents Proposal A, Governing Documents Proposal B, Governing Documents Proposal D and Governing Documents Proposal E.

VGAC shareholders are also being asked to approve Governing Documents Proposal C, which is, in the judgment of the VGAC Board, necessary to adequately address the needs of New 23andMe after the Business Combination.

The Proposed Governing Documents will be further amended in connection with the Business Combination to provide that the name of the corporation will be “23andMe Holding Co.” In addition, the Proposed Governing Documents will make New 23andMe’s corporate existence perpetual.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Business Combination, provides that, unless New 23andMe consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New 23andMe, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of New 23andMe to New 23andMe or New 23andMe’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or Proposed Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against New 23andMe governed by the internal affairs doctrine. The forgoing provisions will not apply to any claims arising under the Securities Act and, unless New 23andMe consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of VGAC’s operations should VGAC not complete a business combination by a specified date, and other such blank check-specific provisions that are in the Existing Governing Documents) because following the consummation of the Business Combination, New 23andMe will not be a blank check company.

Approval of each of the Governing Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the consummation of the Domestication, in the wholesale replacement of the Existing Governing Documents with New 23andMe’s Proposed Governing Documents. While certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Governing Documents Proposals or otherwise identified in this Governing Documents Proposal C, there are other differences between the Existing Governing Documents and the Proposed Governing Documents (arising from, among other things, differences between the Cayman Islands Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if VGAC shareholders approve this Governing Documents Proposal C. Accordingly, VGAC encourages shareholders to carefully review the terms of the Proposed Governing Documents of New 23andMe, attached hereto as Annex E and Annex F, as well as the information set under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/consent solicitation statement/prospectus.

Reasons for the Amendments

Corporate Name

The VGAC Board believes that changing the post-business combination corporate name from “VG Acquisition Corp.” to “23andMe Holding Co.” is desirable to reflect the Business Combination with 23andMe and to clearly identify New 23andMe as the publicly traded entity.

Perpetual Existence

The VGAC Board believes that making New 23andMe’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the VGAC Board believes that it is the most appropriate period for New 23andMe following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New 23andMe in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. The VGAC Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New 23andMe will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost, and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New 23andMe’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Adopting U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act is intended to assist New 23andMe in resolving such disputes in a consistent manner with greater uniformity of procedures and precedents. The ability to require such claims to be brought within a single judicial system will help to assure consistent consideration of the issues and encourage consistent application of a relatively known body of case law and perceived level of expertise. The VGAC Board believes that the U.S. federal district courts are best suited to address disputes involving actions arising under the Securities Act given that the Securities Act is promulgated by the federal government. This provides New 23andMe and its stockholders with more predictability regarding the outcome of disputes arising under the Securities Act.

The portion of the exclusive forum provision in the Proposed Certificate of Incorporation requiring the Court of Chancery of the State of Delaware or the state courts of the State of Delaware be the exclusive forum for certain suits would not be enforceable with respect to any suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act. To the extent the exclusive forum provision restricts the venue in which holders of New 23andMe common stock may bring claims arising under the federal securities laws, there is uncertainty as to whether a court would enforce such provisions. The exclusive forum provision in the Proposed Certificate of Incorporation shall not relieve New 23andMe of its duties to comply with the federal securities laws and the rules and regulations thereunder, and New 23andMe’s stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to VGAC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, certain other provisions in the Existing Governing Documents require that proceeds from the initial public offering be held in the trust account until a business combination or liquidation of VGAC has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Certificate of Incorporation.

Vote Required for Approval

The approval of Governing Documents Proposal C requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Because the vote on the Governing Documents Proposal C is advisory only, it will not be binding on the VGAC Board or New 23andMe.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a non-binding, advisory resolution, that the amendment and restatement of the Existing Governing Documents be approved and that all other immaterial changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to the proxy statement/consent solicitation statement/prospectus as Annex E and Annex F, respectively), including (i) changing the post-Business Combination corporate name from “VG Acquisition Corp.” to “23andMe Holding Co.” (which is expected to occur upon the consummation of the Domestication), (ii) making New 23andMe’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended and (iv) removing certain provisions related to VGAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL D—APPROVAL OF DUAL-CLASS STRUCTURE

Overview

Governing Documents Proposal D—to authorize the issuance of shares of New 23andMe Class B Common Stock, which will allow holders of New 23andMe Class B Common Stock to cast ten votes per share of New 23andMe Class B Common Stock.

VGAC shareholders are also being asked to approve Governing Documents Proposal D, which is, in the judgment of the VGAC Board, necessary to adequately address the needs of New 23andMe after the Business Combination.

Reasons for the Amendments

The Proposed Governing Documents provide that holders of shares of New 23andMe Class B Common Stock will have ten votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, the former holders of 23andMe Class B Common Stock and 23andMe Preferred Stock will collectively have majority voting power, and these shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides such stockholders, including Ms. Wojcicki, who will beneficially own approximately 99,404,139 shares of New 23andMe Class B Common Stock, with the ability to control the outcome of matters requiring stockholder approval. We believe that our success rests on our ability to undertake a long-term view and the controlling interest of such former stockholders of 23andMe, including Ms. Wojcicki, will enhance New 23andMe’s ability to focus on long-term value creation and help insulate New 23andMe from short-term outside influences.

Vote Required for Approval

The approval of Governing Documents Proposal D requires the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Because the vote on the Governing Documents Proposal D is advisory only, it will not be binding on the VGAC Board or New 23andMe.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a non-binding, advisory resolution, that the issuance of shares of New 23andMe Class B Common Stock, which will allow holders of New 23andMe Class B Common Stock to cast ten votes per share of New 23andMe Class B Common Stock be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL E—APPROVAL OF THE ELECTION NOT BE GOVERNED BY SECTION 203 OF THE DGCL

Overview

Governing Documents Proposal E—to authorize the election of New 23andMe to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders.

The Proposed Certificate of Incorporation of New 23andMe explicitly “opts out” of Section 203 of the DGCL and, instead, includes a provision in the Proposed Certificate of Incorporation that is substantially similar to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.

Reasons for the Amendments

The Proposed Certificate of Incorporation explicitly “opts out” of Section 203 of the DGCL, but the VGAC Board believes that it is in the best interest of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquirer to negotiate with the New 23andMe Board and therefore provide an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a non-negotiated, hostile or unsolicited proposed acquisition of New 23andMe. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by the New 23andMe Board. The VGAC Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of New 23andMe without paying a fair premium to all stockholders. Thus, the VGAC Board has determined that the provisions opting out of Section 203 included in Proposed Certificate of Incorporation are in the best interests of New 23andMe.

Vote Required for Approval

The approval of Governing Documents Proposal E requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal. Because the vote on the Governing Documents Proposal E is advisory only, it will not be binding on the VGAC Board or New 23andMe.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a non-binding, advisory resolution, that the election of New 23andMe to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL E.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

NYSE PROPOSAL

Overview

The NYSE Proposal—to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE Listing Rule 312.03, the issuance of shares of New 23andMe Class A Common Stock and shares of New 23andMe Class B Common Stock in connection with the Business Combination and the PIPE Financing, to the extent such issuance would require shareholder approval under NYSE Listing Rule 312.03.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Under NYSE Listing Rule 312.03(c), a company is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the Business Combination is completed pursuant to the Merger Agreement, VGAC currently expects to issue an estimated 109,443,884 shares of New 23andMe Class A Common Stock and 315,501,968 shares of New 23andMe Class B Common Stock (assuming that none of VGAC’s outstanding public shares are redeemed) in connection with the Business Combination and the PIPE Financing. In addition, New 23andMe may issue up to 37,656,391 shares of New 23andMe Class A Common Stock upon the exercise of stock options assumed in the Business Combination. For further details, see “Business Combination Proposal—Consideration to 23andMe Equityholders in the Business Combination,” and “Incentive Equity Plan Proposal.”

Additionally, pursuant to NYSE Listing Rule 312.03(b), a NYSE-listed company is required to seek shareholder approval when such company proposes to issue securities to a substantial security holder, or an affiliate of a substantial security holder, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. NYSE Listing Rule 312.04(e) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE-listed company. As Sponsor currently owns greater than 5% of VGAC’s ordinary shares, Sponsor is considered a substantial security holder of VGAC under NYSE Listing Rule 312.04(e). Additionally, because one of the PIPE Investors is an affiliate of the Sponsor, and has agreed to subscribe for 2,500,000 shares of New 23andMe Class A Common Stock, VGAC may be required to seek shareholder approval under NYSE Listing Rule 312.03(b).

In the event that this proposal is not approved by VGAC shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by VGAC shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock pursuant to the Merger Agreement, New 23andMe will not issue such shares of New 23andMe Class A Common Stock or New 23andMe Class B Common Stock.

Vote Required for Approval

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of 109,443,884 shares of New 23andMe Class A Common Stock and 315,501,968 shares of New 23andMe Class B Common Stock be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

INCENTIVE EQUITY PLAN PROPOSAL

Overview

VGAC is asking VGAC shareholders to vote upon a proposal to approve the 23andMe Holding Co. 2021 Incentive Equity Plan (the “Incentive Equity Plan”), including the authorization of the initial share reserve under the Incentive Equity Plan. The VGAC Board adopted the Incentive Equity Plan on February 3, 2021, subject to its approval by the VGAC shareholders. If the shareholders approve the Incentive Equity Plan, it will become effective upon the Closing of the Business Combination.

Purpose of the Incentive Equity Plan

The purpose of the Incentive Equity Plan is to attract and retain employees, non-employee directors, and certain consultants and advisors. The Incentive Equity Plan provides for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights, stock awards, stock units, and other stock-based awards. The Incentive Equity Plan is intended to provide an incentive to participants to contribute to New 23andMe’s economic success by aligning the economic interests of participants with those of the stockholders of New 23andMe.

Requested Share Authorization

The Incentive Equity Plan authorizes the compensation committee of the New 23andMe Board to provide incentive compensation in the form of stock options, restricted stock and stock units, performance shares and units, other stock-based awards, and cash-based awards. Subject to adjustment as described below, New 23andMe will be authorized to issue or transfer up to 96,766,864 shares of New 23andMe Class A Common Stock under the Incentive Equity Plan. This authorized amount represents the sum of (i) approximately 17% of the fully diluted capitalization of New 23andMe after giving effect to the Merger (which 17% includes the number of shares of New 23andMe Class A Common Stock necessary to permit the exercise of all unvested options to acquire 23andMe Class A common stock and 23andMe Class B common stock that are being assumed by VGAC in connection with the Merger and converted into options to acquire New 23andMe Class A Common Stock), plus (ii) the number of shares of New 23andMe Class A Common Stock necessary to permit the exercise of all vested options to acquire 23andMe Class A common stock and 23andMe Class B common stock that are being assumed by VGAC in connection with the Merger and converted into options to acquire New 23andMe Class A Common Stock. The aggregate number of shares of New 23andMe Class A Common Stock that may be issued or transferred under the Incentive Equity Plan pursuant to incentive stock options shall not exceed 96,766,864 shares of New 23andMe Class A Common Stock.

Summary of the Incentive Equity Plan

The following is a summary of the material features of the Incentive Equity Plan. This summary is qualified in its entirety by the full text of the Incentive Equity Plan, a copy of which is included as Annex K to this proxy statement/consent solicitation statement/prospectus.

Type of Awards

The Incentive Equity Plan provides for the issuance of stock options (including non-statutory stock options and incentive stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units and other stock-based awards to employees, non-employee directors, and certain consultants and advisors of New 23andMe or its subsidiaries.

Administration

The Incentive Equity Plan will be administered by the compensation committee of the New 23andMe Board or another committee appointed by New 23andMe Board to administer the Incentive Equity Plan (and to the extent the New 23andMe Board does not appoint a committee, the New 23andMe Board will serve as the committee) (for purposes of this Proposal No. 10, the “Committee”); provided that any grants to members of the New 23andMe Board must be authorized by a majority of the New 23andMe Board (counting all the New 23andMe Board members for purposes of a quorum, but only non-interested New 23andMe Board members for purposes of such majority approval). The Committee (if other than the full New 23andMe Board) must consist of directors who are “non-employee directors” as defined under Rule 16b-3 promulgated under the Exchange Act and “independent directors,” as determined in accordance with the independence standards established by the stock exchange on which the New 23andMe Class A Common Stock is at the time primarily traded. The Committee may delegate authority under the Incentive Equity Plan to one or more subcommittees as it deems appropriate. Subject to compliance with applicable law and stock exchange requirements, including Section 157(c) of the DGCL, the Committee may delegate all or part of its authority to the Chief Executive Officer (or if there is none then appointed, the President), as it deems appropriate, with respect to grants to employees or key advisors who are not executive officers under Section 16 of the Exchange Act.

The Committee will have full power and express discretionary authority to administer and interpret the Incentive Equity Plan, to make factual determinations, and to adopt or amend such rules, regulations, agreements, and instruments for implementing the Incentive Equity Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion.

Shares Subject to the Incentive Equity Plan

Subject to adjustment, the Incentive Equity Plan authorizes the issuance or transfer of up to (i) 17% of the fully diluted capitalization of New 23andMe after giving effect to the Merger (which 17% includes the number of shares of New 23andMe Class A Common Stock necessary to permit the exercise of all unvested options to acquire 23andMe Class A common stock and 23andMe Class B common stock that are being assumed by VGAC in connection with the Merger and converted into options to acquire New 23andMe Class A Common Stock), plus (ii) the number of shares of New 23andMe Class A Common Stock necessary to permit the exercise of all vested options to acquire 23andMe Class A common stock and 23andMe Class B common stock that are being assumed by VGAC in connection with the Merger and converted into options to acquire New 23andMe Class A Common Stock. VGAC estimates that the aggregate number of shares of New 23andMe Class A Common Stock that will be subject to the Incentive Equity Plan will be approximately 96,766,864. All of such shares of New 23andMe Class A Common Stock may be issued pursuant to incentive stock options.

The Incentive Equity Plan contains an evergreen provision, pursuant to which, commencing with the first business day of each calendar year beginning in 2022, the aggregate number of shares of New 23andMe Class A Common Stock that may be issued or transferred under the Incentive Equity Plan will be increased by a number of shares of New 23andMe Class A Common Stock equal to the least of (x) 4.0% of the fully diluted capitalization of New 23andMe after giving effect to the Merger, which VGAC estimates will be approximately 22,757,473, (y) 3.0% of the aggregate number of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock, taken together, outstanding as of the last day of the immediately preceding calendar year, or (z) such lesser number of shares as may be determined by the Committee.

If any options or SARs expire or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units, or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of New 23andMe Class A Common Stock subject to such awards will again be available for purposes of the Incentive Equity Plan. If shares of New 23andMe Class A Common Stock are surrendered in payment of the exercise price of an option, the number of shares of New 23andMe Class A Common Stock available for issuance under the Incentive Equity Plan will be reduced only by the net number of shares actually issued by New 23andMe upon such exercise and not by the gross number of shares as to which such option is exercised. Upon the exercise of any SAR under the Incentive Equity Plan, the number of shares of New 23andMe Class A Common Stock available for issuance will be reduced only by the net number of shares actually issued by New 23andMe upon such exercise.

If shares of New 23andMe Class A Common Stock are withheld by New 23andMe in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant or the issuance of New 23andMe Class A Common Stock under the Incentive Equity Plan, the number of shares of New 23andMe Class A Common Stock available for issuance will be reduced by the net number of shares issued, vested, or exercised under such grant, calculated in each instance after payment of such share withholding. If any awards are paid in cash, and not in shares of New 23andMe Class A Common Stock, any shares of New 23andMe Class A Common Stock subject to such awards will also be available for future awards. If New 23andMe repurchases shares of New 23andMe Class A Common Stock on the open market with the proceeds from the exercise price New 23andMe receives from options, the repurchased shares will not be available for issuance under the Incentive Equity Plan.

Individual Limits for Non-Employee Directors

The maximum aggregate grant date value of shares of New 23andMe Class A Common Stock granted to any non-employee director in any one calendar year, taken together with any cash fees earned by such non-employee director for services rendered during the calendar year, shall not exceed $300,000 in total value; provided, however, that with respect to the year during which a non-employee director is first appointed or elected to the New 23andMe Board, the maximum aggregate grant date value of shares of New 23andMe Class A Common Stock granted to such non-employee director, taken together with any cash fees earned by such non-employee director for services rendered during such period, shall not exceed $750,000 in total value during the initial annual period.

Adjustments

In connection with stock splits, stock dividends, recapitalizations, and certain other events affecting New 23andMe Class A Common Stock, the Committee will make adjustments as it deems appropriate in: the maximum number of shares of New 23andMe Class A Common Stock reserved for issuance as grants; the maximum amount of awards that may be granted to any individual non-employee director in any year; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under the Incentive Equity Plan; the price per share or market value of any outstanding grants; the exercise price of options; the base amount of SARs; and the performance goals or other terms and conditions as the Committee deems appropriate.

Eligibility and Vesting

All of the employees and non-employee directors of New 23andMe will be eligible to receive grants under the Incentive Equity Plan. In addition, key advisors who perform certain services for New 23andMe may receive grants under the Incentive Equity Plan. The Committee will (i) select the employees, non-employee directors, and key advisors to receive grants and (ii) determine the number of shares of New 23andMe Class A Common Stock subject to a particular grant and the vesting and exercisability terms of awards granted under the Incentive Equity Plan. As of March 31, 2021, approximately 560 employees and four non-employee directors would be eligible to participate in the Incentive Equity Plan.

Options

Under the Incentive Equity Plan, the Committee will determine the exercise price of the options granted and may grant options to purchase shares of New 23andMe Class A Common Stock in such amounts as it determines. The Committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Code, or non-qualified stock options, which are not intended to so qualify. Incentive stock options may only be granted to employees. Anyone eligible to participate in the Incentive Equity Plan may receive a grant of non-qualified stock options. The exercise price of a stock option granted under the Incentive Equity Plan cannot be less than the fair market value of a share of New 23andMe Class A Common Stock on the date the option is granted. If an incentive stock option is granted to a 10% stockholder of the total combined voting power of all classes of New 23andMe stock, the exercise price cannot be less than 110% of the fair market value of a share of New 23andMe Class A Common Stock on the date the option is granted.

The exercise price for any option is generally payable in cash. In certain circumstances as permitted by the Committee, the exercise price may be paid: by the surrender of shares of New 23andMe Class A Common Stock with an aggregate fair market value, on the date the option is exercised, equal to the exercise price; by payment through a broker in accordance with procedures established by the Federal Reserve Board; by withholding shares of New 23andMe Class A Common Stock subject to the exercisable option that have a fair market value on the date of exercise equal to the aggregate exercise price; or by such other method as the Committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a 10% stockholder of the total combined voting power of all class of New 23andMe stock, the term cannot exceed five years from the date of grant. In the event that on the last day of the term of a non-qualified stock option, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of New 23andMe Class A Common Stock under the New 23andMe insider trading policy, or pursuant to any restrictions on transfer imposed by the Committee, the term of the non-qualified option will be extended for a period of 30 days following the end of the legal prohibition, or until the expiration of such restrictions on transfer, unless the Committee determines otherwise.

Except as provided in the grant instrument, an option may only be exercised while a participant is employed by or providing service to us. The Committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise an option after termination of employment.

Stock Awards

Under the Incentive Equity Plan, the Committee may grant stock awards. A stock award is an award of New 23andMe Class A Common Stock that may be subject to restrictions as the Committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as the Committee may determine, including, but not limited to, restrictions based on the achievement of performance goals. Except to the extent restricted under the grant instrument relating to the stock award, a participant will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. Dividends with respect to stock awards that vest based on performance shall vest if and to the extent that the underlying stock award vests, as determined by the Committee. All unvested stock awards are forfeited if the participant’s employment or service is terminated for any reason, unless the Committee determines otherwise.

Stock Units

Under the Incentive Equity Plan, the Committee may grant stock units to anyone eligible to participate in the Incentive Equity Plan. Stock units represent hypothetical shares of New 23andMe Class A Common Stock. Stock units become payable on terms and conditions determined by the Committee, including specified performance goals, and will be payable in cash, shares of New 23andMe Class A Common Stock, or a combination thereof, as determined by the Committee. All unvested stock units are forfeited if the participant’s employment or service is terminated for any reason, unless the Committee determines otherwise.

Stock Appreciation Rights

Under the Incentive Equity Plan, the Committee may grant SARs, which may be granted separately or in tandem with any option. SARs granted in tandem with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. SARs granted in tandem with an incentive stock option may be granted only at the time the grant of the incentive stock option is made. The Committee will establish the base amount of the SAR at the time the SAR is granted, which will be equal to or greater than the fair market value of a share of New 23andMe Class A Common Stock as of the date of grant.

If a SAR is granted in tandem with an option, the number of SARs that are exercisable during a specified period will not exceed the number of shares of New 23andMe Class A Common Stock that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related SARs will terminate, and upon the exercise of a SAR, the related option will terminate to the extent of an equal number of shares of New 23andMe Class A Common Stock. Generally, SARs may only be exercised while the participant is employed by, or providing services to, us. When a participant exercises a SAR, the participant will receive the excess of the fair market value of the underlying New 23andMe Class A Common Stock over the base amount of the SAR. The appreciation of a SAR will be paid in shares of New 23andMe Class A Common Stock, cash, or both.

The term of a SAR cannot exceed ten years from the date of grant. In the event that on the last day of the term of a SAR, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of New 23andMe Class A Common Stock under New 23andMe’s insider trading policy, or pursuant to any restrictions on transfer imposed by the Committee, the term of the SAR will be extended for a period of 30 days following the end of the legal prohibition, or until the expiration of such restrictions on transfer, unless the Committee determines otherwise.

Other Stock-Based Awards

Under the Incentive Equity Plan, the Committee may grant other types of awards that are based on, or measured by, New 23andMe Class A Common Stock, and granted to anyone eligible to participate in the Incentive Equity Plan. The Committee will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of New 23andMe Class A Common Stock or a combination of the two, as determined by the Committee.

Dividend Equivalents

Under the Incentive Equity Plan, the Committee may grant dividend equivalents in connection with grants of stock units or other stock-based awards made under the Incentive Equity Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The Committee will determine whether dividend equivalents will be paid currently or accrued as contingent cash obligations. Dividend equivalents may be paid in cash or shares of New 23andMe Class A Common Stock. The Committee will determine the terms and conditions of the dividend equivalent grants, including whether the grants are payable upon the achievement of specific performance goals. Dividend equivalents with respect to stock units or other stock-based awards that vest based on performance shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid as determined by the Committee.

Change of Control

If New 23andMe experiences a change of control where New 23andMe is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding grants that are not exercised or paid at the time of the change of control will be assumed, or replaced with grants (with respect to cash, securities or a combination thereof) that have comparable terms, by the surviving corporation (or a parent or subsidiary of the surviving corporation).

If there is a change of control and all outstanding grants are not assumed, or replaced with grants that have comparable terms, by the surviving corporation, the Committee may (but is not obligated to) make adjustments to the terms and conditions of outstanding grants, including, without limitation, taking any of the following actions (or combination thereof) without the consent of any participant:

•

determine that outstanding options and SARs will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, and dividend equivalents immediately lapse;

•	pay participants, in an amount and form determined by the Committee, in settlement of outstanding stock units or dividend equivalents;

•

require that participants surrender their outstanding stock options and SARs in exchange for a payment by us, in cash or shares of New 23andMe Class A Common Stock, equal to the difference between the exercise price and the fair market value of the underlying shares of New 23andMe Class A Common Stock; provided, however, if the per share fair market value of New 23andMe Class A Common Stock does not exceed the per share stock option exercise price or SARs base amount, as applicable, New 23andMe will not be required to make any payment to the participant upon surrender of the stock option or SAR and shall have the right to cancel any such option or SAR for no consideration; or

•	after giving participants an opportunity to exercise all of their outstanding stock options and SARs, terminate any unexercised stock options and SARs on the date determined by the Committee.

In general terms, a change of control under the Incentive Equity Plan occurs if:

•	a person, entity or affiliated group, with certain exceptions, acquires more than 50% of the then- outstanding voting securities;

•

New 23andMe merges into another entity unless the holders of voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	New 23andMe merges into another entity and the members of the New 23andMe Board prior to the merger would not constitute a majority of the board of the merged entity or its parent;

•	New 23andMe sells or disposes of all or substantially all of the assets of New 23andMe;

•	New 23andMe consummates a complete liquidation or dissolution; or

•	a majority of the members of the New 23andMe Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

Deferrals

The Committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of New 23andMe Class A Common Stock that would otherwise be due to the participant in connection with a grant under the Incentive Equity Plan. The Committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding

All grants under the Incentive Equity Plan are subject to applicable U.S. federal (including FICA), state, and local, foreign or other tax withholding requirements. New 23andMe may require participants or other persons receiving grants or exercising grants to pay an amount sufficient to satisfy such tax withholding requirements with respect to such grants, or New 23andMe may deduct from other wages and compensation paid by New 23andMe the amount of any withholding taxes due with respect to such grant.

The Committee may permit or require that tax withholding obligation with respect to grants paid in New 23andMe Class A Common Stock be paid by having shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for U.S. federal (including FICA), state, and local tax liabilities, or as otherwise determined by the Committee. In addition, the Committee may, in its discretion, and subject to such rules as the Committee may adopt, allow participants to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular grant.

Transferability

Except as permitted by the Committee with respect to non-qualified stock options, only a participant may exercise rights under a grant during the participant’s lifetime. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to grants other than incentive stock options, pursuant to a domestic relations order. The Committee may provide in a grant instrument that a participant may transfer non-qualified stock options for no consideration to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws.

Amendment; Termination

The New 23andMe Board may amend or terminate the Incentive Equity Plan at any time, except that New 23andMe stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by the New 23andMe Board or extended with stockholder approval, the Incentive Equity Plan will terminate on the day immediately preceding the tenth anniversary of the effective date of the Incentive Equity Plan.

Stockholder Approval

Except in connection with certain corporate transactions, including stock dividends, stock splits, a recapitalization, a change in control, a reorganization, a merger, a consolidation, and a spin-off, stockholder approval is required (i) to reduce the exercise price or base price of outstanding stock options or SARs, (ii) to cancel outstanding stock options or SARs in exchange for the same type of grant with a lower exercise price or base price, and (iii) to cancel outstanding stock options or SARs that have an exercise price or base price above the current price of a share of New 23andMe Class A Common Stock, in exchange for cash or other securities, each as applicable.

Establishment of Sub-Plans

The New 23andMe Board may, from time to time, establish one or more sub-plans under the Incentive Equity Plan to satisfy applicable blue sky, securities or tax laws of various jurisdictions. The New 23andMe Board may establish such sub-plans by adopting supplements to the Incentive Equity Plan setting forth limitations on the Committee’s discretion and such additional terms and conditions not otherwise inconsistent with the Incentive Equity Plan as the New 23andMe Board deems necessary or desirable. All such supplements will be deemed part of the Incentive Equity Plan, but each supplement will only apply to participants within the affected jurisdiction, and New 23andMe will not be required to provide copies of any supplement to such unaffected participants.

Clawback

Subject to applicable law, the Committee may provide in any grant instrument that if a participant breaches any restrictive covenant agreement between the participant and us, or otherwise engages in activities that constitute cause (as defined in the Incentive Equity Plan) either while employed by, or providing services to, New 23andMe or within a specified period of time thereafter, all grants held by the participant will terminate, and New 23andMe may rescind any exercise of an option or SAR and the vesting of any other grant and delivery of shares upon such exercise or vesting, as applicable on such terms as the Committee will determine, including the right to require that in the event of any rescission:

•	the participant must return the shares received upon the exercise of any option or SAR or the vesting and payment of any other grants; or

•

if the participant no longer owns the shares, the participant must pay to New 23andMe the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (if the participant transferred the shares by gift or without consideration, then the fair market value of the shares on the date of the breach of the restrictive covenant agreement or activity constituting cause), net of the price originally paid by the participant for the shares.

The Committee may also provide for clawbacks pursuant to a clawback policy, which the New 23andMe Board may in the future adopt and amend from time to time. Payment by the participant will be made in such manner and on such terms and conditions as may be required by the Committee. New 23andMe will be entitled to set off against the amount of any such payment any amounts that New 23andMe otherwise owes to the participant.

Performance Measures

Under the Incentive Equity Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of New 23andMe Class A Common Stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Committee at the time of grant. One or more of the following business criteria for New 23andMe may be used by the Committee in establishing performance measures under the Incentive Equity Plan: cash flow; free cash flow; earnings (including gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, adjusted earnings before interest, taxes, depreciation and amortization and net earnings); earnings per share; growth in earnings or earnings per share; book value growth; stock price; return on equity or average stockholder equity; total stockholder return or growth in total stockholder return either directly or in relation to a comparative group; return on capital; return on assets or net assets; revenue, growth in revenue or return on sales; sales; expense reduction or expense control; expense to revenue ratio; income, net income or adjusted net income; operating income, net operating income, adjusted operating income or net operating income after tax; operating profit or net operating profit; operating margin; gross profit margin; return on operating revenue or return on operating profit; regulatory filings; regulatory approvals, litigation and regulatory resolution goals; other operational, regulatory or departmental objectives; budget comparisons; growth in stockholder value relative to established indexes, or another peer group or peer group index; development and implementation of strategic plans and/or organizational restructuring goals; development and implementation of risk and crisis management programs; improvement in workforce diversity; compliance requirements and compliance relief; safety goals; productivity goals; workforce management and succession planning goals; economic value added (including typical adjustments consistently applied from generally accepted accounting principles required to determine economic value added performance measures); measures of customer satisfaction, employee satisfaction or staff development; development or marketing collaborations, formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance the New 23andMe’s revenue or profitability or enhance its customer base; merger and acquisitions; and other similar criteria as determined by the Committee. Performance goals may be established on an absolute or relative basis and may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments. Relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices.

Summary of U.S. Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards under the Incentive Equity Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Options

An optionee generally will not recognize taxable income upon the grant of a non-statutory option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares purchased over the exercise price. New 23andMe generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee’s tax basis in any shares received upon exercise of an option will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive stock options are eligible for favorable U.S. federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted, and must be exercisable within ten years from the date of grant. An employee granted an incentive stock option generally does not realize compensation income for U.S. federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares acquired on exercise of an incentive stock option are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. If the shares acquired on exercise of an incentive stock option are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price or (ii) the excess of the amount realized on the sale over the option price. Any additional amount realized will be taxed as capital gain.

Stock Awards

A participant generally will not be taxed upon the grant of stock awards subject to restrictions, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Code). New 23andMe generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the shares of stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares of stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. New 23andMe generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Stock Units

In general, the grant of stock units will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and New 23andMe generally will be entitled to a tax deduction at the same time and in the same amount.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for U.S. federal income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. New 23andMe generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Other Awards

With respect to other stock-based awards granted under the Incentive Equity Plan, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares or other property received will be ordinary income to the participant, and New 23andMe generally will be entitled to a tax deduction at the same time and in the same amount.

New Plan Benefits

Future benefits under the Incentive Equity Plan generally will be granted at the discretion of the Committee and are therefore not currently determinable.

Equity Compensation Plan Information

Prior to the Effective Time, VGAC has no equity compensation plans or outstanding equity awards.

Registration with the SEC

If the Incentive Equity Plan is approved by VGAC shareholders and becomes effective, New 23andMe intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Equity Plan as soon as reasonably practicable after New 23andMe becomes eligible to use such form.

Vote Required for Approval

The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

The Merger is conditioned upon the approval of the Incentive Equity Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Equity Plan Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Incentive Equity Plan Proposal will not be effected.

The Sponsor has agreed to vote all of its ordinary shares in favor of the Incentive Equity Plan Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the 23andMe Holding Co. 2021 Incentive Equity Plan, a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex K, be adopted and approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE EQUITY PLAN PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE ESPP PROPOSAL

Overview

We are asking the VGAC shareholders to vote upon a proposal to approve the ESPP, including the authorization of the initial share reserve under the ESPP. The VGAC Board adopted the ESPP on February 3, 2021, subject to its approval by the VGAC shareholders. The VGAC Board believes that the adoption of the ESPP will benefit New 23andMe by providing employees with an opportunity to acquire shares of Class A Common Stock and will enable New 23andMe to attract, retain and motivate valued employees.

Summary of the Material Provisions of the ESPP

The following is a summary of the material features of the ESPP. This summary is qualified in its entirety by the full text of the ESPP, a copy of which is included as Annex L to this proxy statement/consent solicitation statement/prospectus.

The ESPP is intended to be an “employee stock purchase plan” within the meaning of Section 423 (“Section 423”) of the Internal Revenue Code of 1986, as amended (the “Code”). The ESPP is not subject to the provisions of the Employee Retirement Income Security Act of 1974, nor is it qualified as a pension, profit-sharing, or stock bonus plan under Section 401(a) of the Code.

Plan Administration

The ESPP will be administered by the compensation committee of the New 23andMe Board or other committee of two (2) or more New 23andMe Board members appointed by the New 23andMe Board to administer the ESPP (for purposes of this Proposal No. 11, the “Committee”).

The Committee will have full authority to interpret and construe any provision of the ESPP and to adopt such rules and regulations for administering the ESPP as it may deem necessary in order to bring one or more offerings under the ESPP into compliance with the requirements of Section 423.

Shares Subject to the ESPP

The number of shares of New 23andMe Class A Common Stock reserved for issuance under the ESPP will initially be limited to 2% of the number of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock, taken together, outstanding as of the effective date of the ESPP. The ESPP provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2023 and each January 1 thereafter by an amount equal to 1% of the aggregate number of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock outstanding on the immediately preceding December 31; provided, however, in no event will any annual increase exceed 5,000,000 shares or such lesser number of shares determined by the New 23andMe Board in its discretion. If New 23andMe’s capital structure changes because of a stock dividend, stock split, or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted.

Eligibility

Any employee of New 23andMe or parent or subsidiary thereof (an “affiliate company”) is eligible to participate in the ESPP so long as the employee is employed for more than twenty (20) hours of service per week for more than five (5) months per calendar year. The Committee may, prior to the start of the applicable offering period, waive one or both of the twenty (20) hour and five (5) month service requirements. As of March 31, 2021, there were approximately 559 employees of 23andMe who would be eligible to participate in the ESPP.

Participation; Payroll Deductions

Participation in the ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage or amount of base pay to the ESPP. Eligible employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP, or his or her employment ceases.

Offering Periods

Shares of New 23andMe Class A Common Stock will be offered for purchase under the ESPP through a series of successive offering periods until such time as (i) the maximum number of shares of New 23andMe Class A Common Stock available for issuance under the ESPP have been purchased or (ii) the ESPP has been sooner terminated. Each offering period will commence at such time and be of such duration not to exceed twenty-seven (27) months, as determined by the Committee prior to the start of the applicable offering period. Unless otherwise determined by the Committee, on the last day (the “Purchase Date”) of each successive six (6)-month period (each a “Purchase Interval”) within the offering period, shares of New 23andMe Class A Common Stock will be purchased on behalf of each participant.

Purchase Right; Exercise Price

A participant will be granted a separate purchase right for each offering period in which he or she participates. The purchase right will be granted on the date an eligible employee first commences participation in the offering period. Each purchase right will be automatically exercised in installments on each successive Purchase Date, and shares of New 23andMe Class A Common Stock will be purchased on behalf of each participant on each such Purchase Date by applying the participant’s payroll deductions or other contributions made during the Purchase Interval. Until such time as otherwise determined by the Committee, the purchase price per share at which New 23andMe Class A Common Stock will be purchased on each Purchase Date will be 85% of the fair market value per share on that Purchase Date, provided that in no event will such purchase price be less than 85% of the lower of (i) the fair market value per share of New 23andMe Class A Common Stock on the start date of the offering period to which the Purchase Date relates or (ii) the fair market value per share of New 23andMe Class A Common Stock on that Purchase Date.

Maximum Share Limitations and Accrual Limitations

The Committee will determine the maximum number of shares of New 23andMe Class A Common Stock that a participant can purchase on each Purchase Date and the maximum number of shares of New 23andMe Class A Common Stock that each participant can purchase for that offering period, subject to periodic adjustments in the event of certain changes in New 23andMe’s capitalization. Under no circumstances will purchase rights be granted under the ESPP to any eligible employee if such individual would, immediately after the grant, own or hold outstanding options or other rights to purchase, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of New 23andMe.

In addition, prior to the start of an offering period, the Committee will determine the maximum number of shares of Class A Stock purchasable in total by all participants on any one Purchase Date during that offering period and the maximum number of shares of New 23andMe Class A Common Stock purchasable in total by all participants during that offering period, subject to periodic adjustments in the event of certain changes in the New 23andMe’s capitalization. These limitations will apply for each subsequent offering period, unless otherwise determined by the Committee. No purchase of shares under the ESPP will exceed any statutory limits imposed under Section 423(b)(8) of the Code, which generally limits the accrual of the right of any employee to purchase shares under employee stock purchase plans to an annual rate of $25,000 in fair market value.

Transferability

The purchase right will be exercisable only by the participant and may not be assigned or transferred.

Stockholder Rights

A participant will not have any stockholder rights with respect to the shares subject to his or her outstanding purchase right until the shares are purchased on the participant’s behalf and the participant has become a holder of record of the purchased shares.

Amendment and Termination of the ESPP

Unless sooner terminated by the New 23andMe Board, the ESPP will terminate upon the earliest of (i) the last business day in the month before the tenth anniversary of the effective date of the ESPP, (ii) the date on which all shares available for issuance under the ESPP will have been sold pursuant to purchase rights exercised under the ESPP, or (iii) the date on which all purchase rights are exercised in connection with a change of control.

The New 23andMe Board may alter or amend the ESPP at any time to become effective as of the start date of the next offering period under the ESPP. In addition, the New 23andMe Board may suspend or terminate the ESPP at any time to become effective immediately following the close of any Purchase Interval. In no event may the New 23andMe Board effect any of the following amendments or revisions to the ESPP without the approval of New 23andMe’s stockholders: (i) increase the number of shares of New 23andMe Class A Common Stock issuable under the ESPP, except for permissible adjustments in the event of certain changes in the New 23andMe’s capitalization or (ii) modify the eligibility requirements for participation in the ESPP.

Summary of U.S. Federal Income Tax Consequences

The following is only a summary of the effect of the U.S. income tax laws and regulations upon an employee and New 23andMe with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all federal tax implications or participation in the ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

A participant in the ESPP will be taxed on amounts withheld for the purchase of shares as if such amounts were actually received. A participant will recognize ordinary income in the year in which the participant makes a disposition of the shares purchased under the ESPP, which amount will depend on whether such disposition is made (i) more than two years after the start date of the offering period in which those shares were purchased and (ii) more than one year after the actual purchase date of such shares. If the participant is employed by the New 23andMe or a company affiliate, that income will be subject to applicable withholding taxes. The participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Upon an employee’s purchase of shares under the ESPP, New 23andMe or a company affiliate will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant. There are no U.S. federal income tax consequences to New 23andMe or a company affiliate by reason of the grant of rights under the ESPP.

New Plan Benefits

Since participation in the ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable.

Equity Compensation Plan Information

Prior to the Effective Time, VGAC has no equity compensation plans or outstanding equity awards.

Registration with the SEC

If the ESPP is approved by VGAC shareholders and becomes effective, New 23andMe intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after New 23andMe becomes eligible to use such form.

Vote Required for Approval

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the ESPP Proposal.

If the Business Combination Proposal and the NYSE Proposal are not approved, the ESPP Proposal will not be presented at the extraordinary general meeting. The ESPP Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

The Merger is conditioned upon the approval of the ESPP, subject to the terms of the Merger Agreement. Notwithstanding the approval of the ESPP, if the Merger is not consummated for any reason, the actions contemplated by the ESPP will not be effected.

The Sponsor has agreed to vote all of its ordinary shares in favor of the ESPP Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the 23andMe Holding Co. Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/consent solicitation statement/prospectus as Annex L, be adopted and approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal—to consider and vote upon a proposal to (i) reelect Evan Lovell and (ii) elect Roelof Botha, Patrick Chung, Richard Scheller, Neal Mohan, Peter Taylor, and Anne Wojcicki, to serve as directors of the New 23andMe Board until their respective successors are duly elected and qualified, or until their earlier death, disqualification, resignation or removal. Each of the director nominees meets the director qualification and eligibility criteria of the New 23andMe Board. The New 23andMe Board has determined that each of Roelof Botha, Patrick Chung, Neal Mohan, and Peter Taylor qualify as independent directors such that if each of the nominated individuals are elected to the New 23andMe Board, a majority of the directors as of immediately following the Closing will qualify as independent directors. Following the Domestication, the VGAC Board will be divided into three classes, with only one class of directors being elected in each year. Each class of directors will generally serve for a three-year term. In addition, if each of the director nominees is elected to the New 23andMe Board, the classes of the New 23andMe Board will be composed as follows: Class I—Roelof Botha and Patrick Chung; Class II—Neal Mohan and Richard Scheller; and Class III—Anne Wojcicki, Peter Taylor, and Evan Lovell. For more information on the experience of each of the director nominees, please see the section entitled “Management After the Business Combination” of this proxy statement/consent solicitation statement/prospectus.

Nominees for Election to the Board of Directors

Roelof Botha, Patrick Chung, Richard Scheller, Evan Lovell, Neal Mohan, Peter Taylor, and Anne Wojcicki.

Vote Required for Approval

Pursuant to the Existing Governing Documents, until the Closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of Class B ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Director Election Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the election of the director nominees.

The Director Election Proposal is conditioned on the approval and adoption of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the election of Roelof Botha, Patrick Chung, Richard Scheller, Evan Lovell, Neal Mohan, Peter Taylor, and Anne Wojcicki to the board of directors of New 23andMe at the extraordinary general meeting be approved.”

Name of Director	Class of Director
Roelof Botha	Class I
Patrick Chung	Class I
Neal Mohan	Class II
Richard Scheller	Class II
Anne Wojcicki	Class III
Peter Taylor	Class III
Evan Lovell	Class III

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the VGAC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/consent solicitation statement/prospectus is provided to VGAC shareholders, (ii) in order to solicit additional proxies from VGAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if VGAC shareholders redeem an amount of public shares such that the Minimum Available Cash Condition would not be satisfied. See “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the VGAC Board may not be able to adjourn the extraordinary general meeting to a later date or dates in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/consent solicitation statement/prospectus is provided to VGAC shareholders, (B) in order to solicit additional proxies from VGAC shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (C) if VGAC shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the trust account, together with the aggregate gross proceeds from the PIPE Financing, equal no less than $500,000,000 after deducting any amounts paid to VGAC shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting be approved.”

Recommendation of the VGAC Board

THE VGAC BOARD UNANIMOUSLY RECOMMENDS THAT VGAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of VGAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of VGAC and VGAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, VGAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of VGAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences of (i) the ownership and disposition of Class A ordinary shares and warrants in the event that the Domestication Proposal is not approved and the Domestication does not occur, (ii) the Domestication, (iii) an exercise of redemption rights generally applicable to holders of VGAC Class A ordinary shares or warrants or shares of New 23andMe Class A Common Stock or New 23andMe warrants and (iv) the ownership and disposition of New 23andMe Class A Common Stock following the Domestication and the Business Combination. This section applies only to beneficial owners that hold their VGAC Class A ordinary shares and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including:

•	our sponsor;

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market tax accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	“controlled foreign corporations,” PFICs, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);

•	persons that actually or constructively own 10 percent or more of VGAC shares, by vote or value;

•	persons that acquired VGAC securities as compensation;

•	persons that hold VGAC securities as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

•	U.S. Holders whose functional currency is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication, an exercise of redemption rights or the Business Combination. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of VGAC Class A ordinary shares or warrants or shares of New 23andMe Class A Common Stock or New 23andMe warrants, as the case may be, who or that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if (A) U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (B) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of VGAC Class A ordinary shares or warrants or shares of New 23andMe Class A Common Stock or New 23andMe warrants that is for U.S. federal income tax purposes: (i) a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates), (ii) a foreign corporation or (iii) an estate or trust that is not a U.S. Holder, but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of VGAC’s securities.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds VGAC Class A ordinary shares or warrants or shares of New 23andMe Class A Common Stock or New 23andMe warrants, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any VGAC Class A ordinary shares or warrants or shares of New 23andMe Class A Common Stock or New 23andMe warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication, an exercise of redemption rights and the Business Combination to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF VGAC SHARES OR WARRANTS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur

U.S. Holders

Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Class A ordinary shares to the extent the distribution is paid out of VGAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares.

With respect to non-corporate U.S. Holders, under tax laws currently in effect but subject to the PFIC rules discussed below, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) only if the Class A ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.

U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A ordinary shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Class A ordinary shares or warrants (including on VGAC’s dissolution and liquidation if VGAC does not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A ordinary shares or warrants exceeds one year at the time of such disposition. It is unclear, however, whether certain redemption rights described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A ordinary shares or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its Class A ordinary shares or warrants generally will equal the U.S. Holder’s acquisition cost reduced (in the case of Class A ordinary shares) by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in a Class A ordinary share acquired pursuant to the exercise of a warrant. The deduction of capital losses is subject to certain limitations.

Redemption of Class A Ordinary Shares

Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s Class A ordinary shares are redeemed (including pursuant to the exercise of its redemption right in connection with the shareholder vote regarding the Business Combination Proposal) or if VGAC purchases a U.S. Holder’s Class A ordinary shares in an open market transaction, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A ordinary shares under Section 302 of the Code. If the redemption or purchase by us qualifies as a sale of Class A ordinary shares, the U.S. Holder will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” above. If the redemption or purchase by VGAC does not qualify as a sale of Class A ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “Taxation of Distributions.” Whether a redemption or purchase by VGAC qualifies for sale treatment will depend largely on the total number of Class A ordinary shares treated as held by the U.S. Holder (including any Class A ordinary shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of VGAC shares outstanding both before and after such redemption or purchase. The redemption or purchase by VGAC of Class A ordinary shares generally will be treated as a sale of the Class A ordinary shares (rather than as a corporate distribution) if such redemption or purchase (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in VGAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (collectively, the “302 tests”). These tests are explained more fully below.

In determining whether any of the 302 tests is satisfied, a U.S. Holder takes into account not only VGAC shares actually owned by the U.S. Holder, but also VGAC shares that are constructively owned by such U.S. Holder under the relevant rules. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of VGAC outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of Class A ordinary shares must, among other requirements, be less than 80 percent of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of VGAC shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of VGAC shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other VGAC shares. The redemption of Class A ordinary shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in VGAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in VGAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the 302 tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining VGAC shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other shares constructively owned by such U.S. Holder.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in a Class A ordinary share received upon exercise of the warrant generally will equal the sum of the U.S. Holder’s tax basis in the warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Class A ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A ordinary shares received generally would equal the U.S. Holder’s tax basis in the warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A ordinary shares will commence on the date of exercise of the warrants or the day following the date of exercise of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A ordinary shares would include the holding period of the warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the Class A ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A ordinary share would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of Class A ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from VGAC if, for example, the adjustment increases the warrantholders’ proportionate interest in VGAC’s assets or earnings and profits (e.g., through an increase in the number of Class A ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A ordinary shares which is taxable to the U.S. Holders of such Class A ordinary shares as described under “Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from VGAC equal to the fair market value of the increase in the interest. For certain information reporting purposes, VGAC is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which VGAC may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of constructive distributions are determined.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because VGAC is a blank check company, with no current active business, VGAC (i) will be a PFIC for the current year (which would end with the Domestication) if the Domestication occurs, and (ii) will be a PFIC for the current year if the Domestication does not occur. The determination of whether VGAC is a PFIC for the previous taxable year depends (in part) on the application of a start-up exception, the application of which is unclear in various respects.

Although VGAC’s PFIC status is determined annually, an initial determination that VGAC is a PFIC will generally apply for subsequent years to a U.S. Holder who held Class A ordinary shares or warrants while VGAC was a PFIC, whether or not VGAC meets the test for PFIC status in those subsequent years. If VGAC is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A ordinary shares or warrants and, in the case of Class A ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or “mark-to-market” election for VGAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, in each case as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A ordinary shares or warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A ordinary shares). Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares or warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of VGAC’s first taxable year in which VGAC is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder will avoid the PFIC tax consequences described above in respect of Class A ordinary shares (but not VGAC warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of VGAC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which VGAC’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its warrants to acquire Class A ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and VGAC was a PFIC at any time during the U.S. Holder’s holding period of such warrants, proposed Treasury Regulations would provide that any gain generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired Class A ordinary shares (or has previously made a QEF election with respect to Class A ordinary shares), the QEF election will apply to the newly acquired Class A ordinary shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A ordinary shares (which may be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the Class A ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from VGAC. There is no assurance that VGAC will timely provide such required information.

If a U.S. Holder has made a QEF election with respect to its Class A ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for VGAC’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of Class A ordinary shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if VGAC is a PFIC for any taxable year, a U.S. Holder of Class A ordinary shares that has made a QEF election will be currently taxed on its pro rata share of VGAC’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if VGAC is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to Class A ordinary shares for such taxable year.

If the Class A ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Class A ordinary shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A ordinary shares at the end of such year over its adjusted basis in its Class A ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A ordinary shares over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Class A ordinary shares under their particular circumstances.

If VGAC is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if VGAC receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that VGAC will have timely knowledge of the status of any such lower-tier PFIC. In addition, VGAC may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance VGAC will be able to cause the lower-tier PFIC to provide any required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to VGAC securities under their particular circumstances.

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to VGAC. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in VGAC constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their tax advisers regarding the foreign financial asset and other reporting obligations and their application to an investment in Class A ordinary shares and warrants.

Non-U.S. Holders

Dividends (including constructive distributions and amounts paid in connection with a redemption that is treated as a distribution, as discussed under “U.S. Holders—Redemption of Class A Ordinary Shares” above) paid or deemed paid to a Non-U.S. Holder in respect of Class A ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of Class A ordinary shares or warrants (including a redemption treated as a sale or exchange transaction as discussed above) unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Dividends (including constructive distributions) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of Class A ordinary shares and warrants.

Information Reporting and Backup Withholding

Dividend payments with respect to Class A ordinary shares and proceeds from the sale, exchange or redemption of Class A ordinary shares may be subject to information reporting to the IRS and possible United

States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The Domestication

Effects of the Domestication

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is defined to include a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the Domestication, VGAC will change its jurisdiction of incorporation from the Cayman Islands to Delaware and will change its name to New 23andMe. In the opinion of Davis Polk & Wardwell LLP, the Domestication will qualify as an F Reorganization for U.S. federal income tax purposes. Further, the Business Combination will not impact the treatment of the Domestication for U.S. federal income tax purposes. However, because the opinion of Davis Polk & Wardwell LLP is not binding on the IRS or a court and because VGAC has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Domestication, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization.

Accordingly, except as provided below under “Section 367” and “PFIC Considerations”:

•	U.S. Holders generally will not recognize taxable gain or loss as a result of the Domestication for U.S. federal income tax purposes,

•

the tax basis of a share of New 23andMe Class A Common Stock or warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the VGAC share or warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and

•

the holding period for a share of New 23andMe Class A common stock or a warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the VGAC share or warrant surrendered in exchange therefor.

Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders and Non-U.S. Holders exercising such redemption rights will (if the Domestication occurs) be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the Domestication and an exercise of redemption rights to them.

Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a Domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of VGAC at the time of the Domestication. Because the Domestication will occur prior to the redemption of holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

U.S. Holders of VGAC that Own More Than 10% of VGAC Shares

A U.S. Holder who on the date of the Domestication is a 10% shareholder must include in income as a dividend the “all earnings and profits amount” attributable to the VGAC shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder is a 10% shareholder, and complex attribution rules apply in determining whether a U.S. Holder owns 10% or more (by vote or value) of VGAC’s shares.

A 10% shareholder’s all earnings and profits amount with respect to its VGAC shares is the net positive earnings and profits of VGAC (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its VGAC shares. If VGAC’s cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its VGAC shares. However, if VGAC’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its VGAC shares, such U.S. Holder could be required to include its earnings and profits amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication. The determination of VGAC’s earnings and profits is complex and may be impacted by numerous factors.

U.S. Holders of VGAC that Own Less Than 10% of VGAC Shares

A U.S. Holder who on the date of the Domestication actually and constructively owns VGAC shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of shares of New 23andMe Class A common stock in the Domestication unless such holder elects to recognize the “all earnings and profits” amount as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of New 23andMe Class A common stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the share of New 23andMe Class A common stock received over the U.S. Holder’s adjusted basis in the VGAC shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the VGAC shares for longer than one year. Long-term capital gains of non-corporate taxpayers are generally subject to tax at preferential rates under current law.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its VGAC shares under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from VGAC establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s VGAC shares and (B) a representation that the U.S. Holder has notified New 23andMe that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to New 23andMe of the election no later than the date such tax return is filed. There is no assurance that VGAC will timely provide the required information for making this election.

If VGAC’s cumulative earnings and profits are not greater than zero through the date of the Domestication, a U.S. Holder who makes this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. If VGAC had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Class A ordinary shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

U.S. Holders that Own Class A Ordinary Shares with a Fair Market Value Less Than $50,000

Subject to the discussion below under “PFIC Considerations,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) VGAC shares with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) IN THE CASE OF THE DOMESTICATION.

Tax Consequences for U.S. Holders of VGAC Warrants

Subject to the considerations described above relating to Section 367(b) and below relating to PFIC considerations, a U.S. Holder of VGAC warrants should not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of VGAC warrants for New 23andMe warrants in the Domestication.

PFIC Considerations

As discussed under “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Passive Foreign Investment Company Rules” above, VGAC believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. In addition to the discussion under the heading “Section 367,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of VGAC securities for New 23andMe securities in the Domestication if VGAC were classified as a PFIC at any time during such U.S. Holder’s holding period in the VGAC securities unless such U.S. Holder made a timely and effective QEF election for VGAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, or made a QEF election along with a purging election, or made a mark-to-market election (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election, or mark-to-market election), an “Electing Shareholder”). Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above under “Passive Foreign Investment Company Rules.” In addition, such regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “Section 367.” The proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its Class A ordinary shares for which a timely QEF election (or a QEF election along with a purging election, or mark-to-market election) is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section entitled “Section 367.” The application of the PFIC rules to the warrants is unclear. A proposed regulation issued under the PFIC rules generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, while a final regulation issued under the PFIC rules provides that the holder of an option is not entitled make a QEF election with respect to the option. It is possible that the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) may apply to cause gain recognition under the PFIC rules on the exchange of VGAC warrants for New 23andMe warrants pursuant to the Domestication.

The rules dealing with PFICs and with the QEF election, purging election and mark-to-market election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Class A ordinary shares or warrants should consult its own tax advisor concerning the application of the PFIC rules to such Class A ordinary shares or warrants under such U.S. Holder’s particular circumstances.

Tax Consequences of a Redemption of Class A Common Stock

If the Domestication Proposal is approved and the Domestication is consummated, VGAC will become New 23andMe prior to any redemption of equity held by holders that elect to redeem their equity interests in VGAC in connection with the vote regarding the Business Combination Proposal. Accordingly, at the time of any such redemption, such holders will hold shares of New 23andMe Class A Common Stock. The treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the common stock under the 302 tests discussed under “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Redemption of Class A Ordinary Shares” above. Whether a redemption by New 23andMe meets one of the 302 tests will, in turn, depend largely on the total number of New 23andMe shares treated as held by the holder (including any shares constructively owned by the holder as a result of owning warrants) relative to all New 23andMe shares outstanding both before and after such redemption or purchase.

If the redemption or purchase by New 23andMe qualifies as a sale of New 23andMe Class A Common Stock, the U.S. Holder will be treated as described under “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” above (other than with respect to the consequences described under “Passive Foreign Investment Company Rules”) and Non-U.S. Holders will be treated as described under “Tax Consequences of the Ownership and Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants Post-Domestication—Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants” below. If the redemption or purchase by New 23andMe does not qualify as a sale of New 23andMe Class A Common Stock, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to U.S. Holders described above under “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Taxation of Distributions” (other than with respect to the consequences described under “Passive Foreign Investment Company Rules”) and the tax consequences to Non-U.S. Holders described below under “Tax Consequences of the Ownership and Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants Post-Domestication—Non-U.S. Holders—Taxation of Distributions on Class A Common Stock.”

Because the satisfaction of the 302 tests described above is dependent on matters of fact, the withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of their shares. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Each holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its New 23andMe Class A Common Stock.

See “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Redemption of Class A Ordinary Shares” and “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—Non-U.S. Holders” above for a discussion of the consequences of a redemption of Class A ordinary shares in the event that the Domestication does not occur.

Tax Consequences of the Ownership and Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants Post-Domestication

U.S. Holders

Taxation of Distributions on New 23andMe Class A Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on New 23andMe Class A Common Stock to the extent the distribution is paid out of New 23andMe’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction.

Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants.”

With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants” below), subject to applicable requirements and limitations.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants

A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of New 23andMe Class A Common Stock or New 23andMe warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for New 23andMe Class A Common Stock or New 23andMe warrants so disposed of exceeds one year at the time of disposition. It is unclear, however, whether the redemption rights with respect to the New 23andMe Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New 23andMe Class A Common Stock or New 23andMe warrants so disposed of.

Exercise or Lapse of a New 23andMe Warrant

Except with respect to the application of the PFIC rules, the tax consequences of the exercise or lapse of a New 23andMe warrant will generally be the same as the tax consequences of the exercise or lapse of a VGAC warrant, as discussed above under “Tax Consequences of the Ownership and Disposition of VGAC Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Exercise or Lapse of a Warrant.”

Possible Constructive Distributions

The terms of each New 23andMe warrant provide for an adjustment to the number of shares of New 23andMe Class A Common Stock for which a New 23andMe warrant may be exercised or to the exercise price of a New 23andMe warrant in certain events, as discussed in the section of this proxy statement/prospectus entitled “Description of New 23andMe Securities—Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of New 23andMe warrants would, however, be treated as receiving a constructive distribution from New 23andMe if, for example, the adjustment increases the warrantholders’ proportionate interest in New 23andMe’s assets or earnings and profits (e.g., through an increase in the number of shares of New 23andMe Class A Common Stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of New 23andMe Class A Common Stock which is taxable to the U.S. Holders of such stock as described under “Taxation of Distributions on New 23andMe Class A Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the New 23andMe warrants received a cash distribution from New 23andMe equal to the fair market value of such increased interest.

Non-U.S. Holders

Taxation of Distributions on New 23andMe Class A Common Stock

Any cash distribution (or a constructive distribution) New 23andMe makes to a Non-U.S. Holder of New 23andMe securities, to the extent paid out of New 23andMe’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividends paid or deemed paid to a Non-U.S. Holder in respect of New 23andMe Class A Common Stock (or New 23andMe warrants) that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). In satisfying the foregoing withholding obligation with respect to a distribution, the applicable withholding agent may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution New 23andMe projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder’s adjusted tax basis in such securities (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such securities, which will be treated as described under “Gain on Sale, Taxable Exchange or Other Taxable Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants” below.

Dividends (including constructive dividends) New 23andMe pays to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to the foregoing U.S. federal withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, such Non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of New 23andMe Class A Common Stock and New 23andMe Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of New 23andMe Class A Common Stock or New 23andMe warrants unless:

•	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

New 23andMe is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (i) the New 23andMe Class A Common Stock and New 23andMe warrants have ceased to be regularly traded on an established securities market or (ii) the Non-U.S. Holder has owned, actually or constructively, more than five percent (5%) of such securities, as applicable, at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the security disposed of.

Unless an applicable tax treaty provides otherwise, any gain described in the first or third bullet points above generally will be subject to U.S. federal income tax, net of certain deductions, at the regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in addition, a Non-U.S. Holder described in the first bullet point that is a foreign corporation will be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such Non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments). Any gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S.-source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

Information Reporting and Backup Withholding

Dividend payments with respect to shares of New 23andMe Class A Common Stock and proceeds from the sale, exchange or redemption of shares of New 23andMe Class A Common Stock or New 23andMe warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. Holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock or warrants of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed Treasury Regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock or warrants. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their shares of New 23andMe Class A Common Stock or New 23andMe warrants.

23ANDME’S SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

23andMe stockholders are being asked to consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby (the “Business Combination Proposal”) and to consent to certain other matters specified in the consent.

The 23andMe has determined that the Merger Agreement, the Merger contemplated by the Merger Agreement, the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of 23andMe and its stockholders and adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The 23andMe Board recommends that you consent to the Business Combination Proposal and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

23andMe Stockholders Entitled to Consent

Only 23andMe stockholders of record holding shares of 23andMe Common Stock or 23andMe Preferred Stock are entitled to sign and deliver written consents with respect to the Business Combination Proposal. As of the close of business on                 , 2021, there were approximately                 shares of 23andMe Common Stock (including the shares of 23andMe Preferred Stock on an as-converted basis) outstanding and entitled to sign and deliver written consents with respect to the Business Combination Proposal. You are urged to return a completed, dated, and signed written consent by                  Eastern Time, on                 , 2021.

Concurrent with the execution of the Merger Agreement, certain holders of 23andMe Preferred Stock (determined on an as-converted basis) representing the requisite vote required under the certificate of incorporation of 23andMe executed a written consent pursuant to which all of 23andMe’s issued and outstanding 23andMe Preferred Stock will be converted immediately prior to the Merger into shares of 23andMe Common Stock in accordance with 23andMe’s certificate of incorporation. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the 23andMe Preferred Stock.

Consents; Required Consents

Written consents from the holders of at least a majority of the voting power of the outstanding shares of 23andMe Common Stock entitled to vote (including common stock issuable upon conversion of 23andMe Preferred Stock) are required to adopt the Business Combination Proposal.

Concurrent with the execution of the Merger Agreement, certain holders of 23andMe Preferred Stock (determined on an as-converted basis) representing the requisite vote required under the certificate of incorporation of 23andMe executed a written consent pursuant to which all of the issued and outstanding 23andMe Preferred Stock will be converted immediately prior to the Merger into shares of 23andMe Common Stock in accordance with the 23andMe certificate of incorporation. The 23andMe Preferred Stock will be converted to 23andMe Common Stock on a one-to-one basis. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the 23andMe Preferred Stock.

Also concurrent with the execution of the Merger Agreement, certain 23andMe stockholders each entered into Support Agreements with VGAC. Under the Support Agreements, such 23andMe stockholders agreed, among other things, to (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) be bound by certain other covenants and agreements related to the Business Combination.

Submission of Consents

You may consent to the Business Combination Proposal with respect to your shares of 23andMe Common Stock (on an as-converted basis) by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to 23andMe.

If you hold shares of 23andMe Common Stock or 23andMe Preferred Stock, you must fill out the enclosed written consent, date, and sign it, and promptly return it to 23andMe. Once you have completed, dated, and signed the written consent, you may deliver it to 23andMe by emailing a .pdf copy to equity@23andme.com or by mailing it to 23andMe at 223 N. Mathilda Ave., Sunnyvale, CA 94086, Attention: Kathy Hibbs.

Executing Consents

You may execute a written consent to approve of the Business Combination Proposal. A written consent to approve the Business Combination Proposal is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Business Combination Proposal.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by 23andMe. Officers and employees of 23andMe may solicit consents by telephone, by text message, by email, by text message, and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and present the historical financial statements of VG Acquisition Corp. (“VGAC”) and 23andMe, adjusted to reflect the Business Combination. VGAC and 23andMe shall collectively be referred to herein as the “Companies.” The Companies, subsequent to the Business Combination, shall be referred to herein as “New 23andMe.”

The unaudited pro forma combined balance sheet as of December 31, 2020 combines the historical consolidated balance sheet of VGAC as of December 31, 2020 with the historical consolidated balance sheet of 23andMe as of December 31, 2020 on a pro forma basis as if the Business Combination and the other events contemplated by the Merger Agreement, summarized below, had been consummated on December 31, 2020.

VGAC and 23andMe have different fiscal years. VGAC’s fiscal year ends on December 31, whereas 23andMe’s fiscal year ends on March 31. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2020 combines the historical statement of operations of VGAC for the period from February 19, 2020 (inception) through December 31, 2020 with the unaudited historical consolidated statement of operations of 23andMe for the twelve months ended December 31, 2020. 23andMe’s financial results for the twelve months ended December 31, 2020 have been derived by adding its unaudited results of operations for the three months ended March 31, 2020 to its audited results of operations for the nine months ended December 31, 2020. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2020 has been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X. The unaudited pro forma combined consolidated statement of operations are presented on a pro forma basis as if the Business Combination and the other events contemplated by the Merger Agreement, as summarized below, had been consummated on January 1, 2020.

The unaudited pro forma combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus:

•	the historical audited financial statements of VGAC as of December 31, 2020 and for the period from February 19, 2020 (inception) to December 31, 2020;

•

the (a) historical audited consolidated financial statements of 23andMe as of December 31, 2020, and for the nine months ended December 31, 2020, and (b) historical unaudited consolidated financial statements of 23andMe as of and for the three months ended March 31, 2020, which were derived from the accounting records used to prepare the historical audited consolidated financial statements of 23andMe as of and for the twelve months ended March 31, 2020, and

•

other information relating to 23andMe and VGAC included in this proxy statement/consent solicitation statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section titled “Business Combination.”

The unaudited pro forma combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New 23andMe’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New 23andMe. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VG Acquisition Corp,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of 23andMe” and other financial information included elsewhere in this proxy statement/consent solicitation statement prospectus.

Business Combination

On February 4, 2021, VGAC, a Cayman Islands exempted company, entered into the Merger Agreement, which provides for, among other things, the following transactions on the closing date:

(i) VGAC will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication,

(A) VGAC’s name will be changed to “23andMe Holding Co.” (“New 23andMe”),

(B) each then-issued and outstanding Class A ordinary share of VGAC will convert automatically into one share of Class A Common Stock of New 23andMe (the “New 23andMe Class A Common Stock”),

(C) each then-issued and outstanding Class B ordinary share of VGAC will convert automatically into one share of New 23andMe Class A Common Stock, and

(D) each then-issued and outstanding common warrant of VGAC will convert automatically into one warrant to purchase one share of New 23andMe Class A Common Stock; and

(ii) following the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of New 23andMe (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

In connection with the Business Combination, VGAC will adopt a dual class stock structure pursuant to which:

(i) all shareholders of VGAC, other than the holders of 23andMe Class B Common Stock outstanding immediately prior to the closing of the Merger (the “Closing”) will hold shares of New 23andMe Class A Common Stock, which will have one vote per share, and

(ii) the holders of 23andMe Class B Common Stock outstanding immediately prior to the Closing will hold shares of Class B Common Stock of New 23andMe (the “New 23andMe Class B Common Stock”), which will have 10 votes per share. The New 23andMe Class B Common Stock will be subject to automatic conversion to New 23andMe Class A Common Stock upon any transfers of New 23andMe Class B Common Stock (except for certain permitted transfers).

Expected Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, VGAC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New 23andMe will represent a continuation of the financial statements of 23andMe with the Business Combination treated as the equivalent of 23andMe issuing stock for the net assets of VGAC, accompanied by a recapitalization. The net assets of VGAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of 23andMe in future reports of New 23andMe.

23andMe has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

•	Current 23andMe stockholders will have a relative majority of the voting power of New 23andMe;

•	The New 23andMe Board will have seven members of whom one individual shall be designated by VGAC and of whom six individuals shall be designated by 23andMe;

•	23andMe’s senior management will comprise the senior management roles of New 23andMe and be responsible for the day-to-day operations;

•	New 23andMe will assume the 23andMe name; and

•	The intended strategy and operations of New 23andMe will continue 23andMe’s current strategy.

Basis of Pro Forma Presentation

The pro forma combined information contained herein assumes VGAC’s shareholders approve the proposed Merger Transaction. VGAC’s public shareholders may elect to redeem their shares of VGAC Class A ordinary shares even if they approve the proposed Business Combination. VGAC cannot predict how many of its public shareholders will elect to redeem their shares of VGAC Class A ordinary shares for cash. As a result, VGAC has provided pro forma combined financial statements under two different redemption scenarios:

•	Assuming no redemptions: This presentation assumes that no shares of VGAC Class A ordinary shares are redeemed.

•

Assuming maximum redemptions: This presentation assumes that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million. Based on the amount of $758.6 million in the trust account as of December 31, 2020, inclusive of accrued dividends and PIPE Financing of $250.0 million in connection with the Business Combination. Under this scenario, approximately 25,864,535 VGAC Class A ordinary shares may be redeemed and still enable VGAC to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement.

The actual redemptions will likely be within the scenarios described above; however, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, 23andMe is considered the accounting acquirer, as further discussed in “—Basis of the Pro Forma Presentation.”

The following summarizes the pro forma New 23andMe Class A and Class B Common Stock issued and outstanding immediately after the Business Combination, after giving effect to the Share Conversion Ratio, presented under the two redemption scenarios:

	No Redemptions	%	Maximum Redemptions	%
VGAC Shareholders	50,855,000	12.0%	24,990,465	6.3%
Sponsor (1)	12,713,750	3.0%	12,713,750	3.2%
PIPE Investors	25,000,000	5.9%	25,000,000	6.3%
23andMe Class A Stockholders (2)	20,431,530	4.8%	20,431,530	5.2%
23andMe Class B Stockholders (2) (3)	313,313,038	74.2%	313,313,038	79.0%

Pro Forma Common Stock	422,313,318		396,448,783

(1)

Includes 3,814,125 shares held by the Sponsor, which are subject to a lockup for seven years as of the Closing. The lockup has an early release effective (i) with respect to 50% of the shares upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any

20 trading days within any 30 trading day period and (ii) with respect to the other 50% of the shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30 trading day period.
(2)

Shares of New 23andMe Class B Common Stock carry ten votes per share whereas shares of New 23andMe Class A Common Stock will have one vote per share. The New 23andMe Class B Common Stock will be subject to automatic conversion to New 23andMe Class A Common Stock upon any transfers of New 23andMe Class B Common Stock (except for certain permitted transfers).

(3)

Includes 91,198,378 shares of 23andMe redeemable convertible preferred stock, which will convert into shares of 23andMe Class B Common Stock immediately prior to the Closing and exchanged for New 23andMe Class B Common Stock at the Share Conversion Ratio pursuant to the Merger Agreement.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(in thousands)

			Assuming No Redemptions				Assuming Maximum Redemptions
	23andMe (Historical)	VGAC (Historical As Restated)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets:
Cash	$288,687	$788	$508,645	(A	)	$984,428	$(258,645)	(L	)	$725,783
			(17,799)	(B	)
			(39,861)	(D	)
			(32)	(K	)
			244,000	(C	)
Restricted cash	1,399	—	—			1,399	—			1,399
Accounts receivable, net	5,134	—	—			5,134	—			5,134
Inventories	16,249	—	—			16,249	—			16,249
Deferred costs of revenue	12,476	—	—			12,476	—			12,476
Prepaid expenses and other current assets	8,330	449	(419)	(D	)	8,360	—			8,360

Total current assets	332,275	1,237	694,534			1,028,046	(258,645)			769,401
Investments and cash held in Trust Account	—	508,645	(508,645)	(A	)	—	—			—
Property and equipment, net	64,313	—	—			64,313	—			64,313
Operating lease right-of-use assets	64,915	—	—			64,915	—			64,915
Restricted cash, noncurrent	6,974	—	—			6,974	—			6,974
Internal-use software, net	6,871	—	—			6,871	—			6,871
Other assets	1,191	—	—			1,191	—			1,191

TOTAL ASSETS	$476,539	$509,882	$185,889			$1,172,310	$(258,645)			$913,665

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$10,915	$—	$—			$10,915	$—			$10,915
Accrued expenses and other current liabilities	32,268	32	(32)	(K	)	32,268	—			32,268
Deferred revenue	117,040	—	—			117,040	—			117,040
Operating lease liabilities	6,553	—	—			6,553	—			6,553

Total current liabilities	166,776	32	(32)			166,776	—			166,776
Operating lease liabilities, noncurrent	89,003	—	—			89,003	—			89,003
Other liabilities	64,781	—	—			64,781	—			64,781
Warrant liability	—	70,285	—			70,285	—			70,285
Deferred underwriting fee payable	—	17,799	(17,799)	(B	)	—	—			—

Total liabilities	320,560	88,116	(17,831)			390,845	—			390,845

			Assuming No Redemptions				Assuming Maximum Redemptions
	23andMe (Historical)	VGAC (Historical As Restated)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
Class A subject to possible redemption	—	416,776	(416,776)	(E	)	—	—			—
Redeemable convertible preferred stock	837,351	—	(837,351)	(F	)	—	—			—
Stockholders’ equity (deficit):
VGAC Class A Ordinary Shares	—	1	4	(E	)	—	—			—
			(5)	(H	)
VGAC Class B Ordinary Shares	—	1	(1)	(H	)	—	—			—
Class A common stock	—	—	250,000	(C	)	250,840	(259)	(L	)	250,581
			636	(H	)
			204	(I	)
Class B common stock	—	—	1	(F	)	3,133	—			3,133
			3,132	(G	)
Additional paid-in capital	228,853	53,601	416,762	(E	)	1,437,717	(258,386)	(L	)	1,179,331
			837,350	(F	)
			(3,132)	(G	)
			(630)	(H	)
			(204)	(I	)
			(48,603)	(J	)
			(40,280)	(D	)
			(6,000)	(C	)
Accumulated deficit	(910,225)	(48,603)	48,603	(J	)	(910,225)	—			(910,225)

Total stockholders’ equity (deficit)	(681,372)	5,000	1,457,837			781,465	(258,645)			522,820

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)	$476,539	$509,882	$185,889			$1,172,310	$(258,645)			$913,665

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

					Assuming No Redemptions				Assuming Maximum Redemptions
	Three Months Ended March 31, 2020	Nine Months Ended December 31, 2020	Twelve Months Ended December 31, 2020	Inception February 19 to December 31, 2020				Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2020
	23andMe (Historical)	23andMe (Historical)	23andMe (Historical)	VG Acquisition Corp. (Historical As Restated)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue	$94,289	$155,338	$249,627	$—	$—			$249,627	$—	$249,627
Cost of revenue	54,162	82,861	137,023	—	—			137,023	—	137,023

Gross profit	40,127	72,477	112,604	—	—			112,604	—	112,604

Operating expenses:					—
Research and development	41,766	114,260	156,026	—	—			156,026	—	156,026
Sales and marketing	15,335	31,242	46,577	—	—			46,577	—	46,577
General and administrative	13,818	45,094	58,912	971	—			59,883	—	59,883
Restructuring and other charges	42,327	—	42,327	—	—			42,327	—	42,327

Total operating expenses	113,246	190,596	303,842	971	—			304,813	—	304,813

Loss from Operations	(73,119)	(118,119)	(191,238)	(971)	—			(192,209)	—	(192,209)
Interest and other income, net	2,036	1,513	3,549	95	(95)	(AA	)	3,549	—	3,549
Change in fair value of warrant liability	—	—	—	(47,727)	—			(47,727)	—	(47,727)

Net and comprehensive loss	$(71,083)	$(116,606)	$(187,689)	$(48,603)	$(95)			$(236,387)	$—	$(236,387)

Weighted average shares of 23andMe Class A Common Stock outstanding – basic and diluted	8,121,161	8,732,803	8,580,728					109,000,280		83,135,745
Net loss per share of 23andMe Class A Common Stock – basic and diluted	$(1.77)	$(2.81)	$(4.56)					$(0.56)		$(0.60)
Weighted average shares of 23andMe Class B Common Stock outstanding – basic and diluted	31,940,134	32,765,757	32,560,479					313,313,038		313,313,038
Net loss per share of 23andMe Class B Common Stock- basic and diluted	$(1.77)	$(2.81)	$(4.56)					$(0.56)		$(0.60)
Weighted average shares of VGAC Class A Ordinary Shares outstanding – basic and diluted				50,526,839
Net loss per share of VGAC Class A Ordinary Shares – basic and diluted				$—
Weighted average shares of VGAC Class B Ordinary Shares outstanding – basic and diluted				12,032,668
Net loss per share of VGAC Class B Ordinary Shares – basic and diluted				$(4.05)

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1 – Description of the Business Combination

On February 04, 2021, VGAC entered into the Merger Agreement with 23andMe. Pursuant to the Merger Agreement, at the Closing, 23andMe will merge with a wholly owned subsidiary of VGAC, with 23andMe being the surviving corporation as a wholly owned subsidiary of VGAC. At Closing, VGAC will change its name to 23andMe Holding Co. (“New 23andMe”). Following the closing, (a) New 23andMe will own all the equity interests of 23andMe and (b) the former equity holders of 23andMe will hold a portion of the outstanding New 23andMe Class A Common Stock and will hold all of the outstanding New 23andMe Class B Common Stock.

The aggregate consideration for the Business Combination will include common stock consideration, after giving effect to the Share Conversion Ratio, as follows:

(in thousands, except for share amounts)
Class A and Class B Common Stock transferred at Closing	333,744,568
Value Per Share (1)	$10.00

Total Common Stock Consideration	$3,337,446

(1)

The value of 23andMe common stock transferred at closing is assumed to be $10.00 per share. The Business Combination is expected to be accounted for as a reverse recapitalization and therefore any change in the trading price of VGAC between the signing of the Merger Agreement and the closing will not impact the pro forma financial statements because the net assets of VGAC acquired at closing will be recorded at their carrying values.

The following summarizes the pro forma New 23andMe Common Stock issued and outstanding immediately after the Business Combination, after giving effect to the Share Conversion Ratio, presented under the two redemption scenarios:

	No Redemptions	%	Maximum Redemptions	%
VGAC Shareholders	50,855,000	12.0%	24,990,465	6.3%
Sponsor (1)	12,713,750	3.0%	12,713,750	3.2%
PIPE Investors	25,000,000	5.9%	25,000,000	6.3%
23andMe Class A Stockholders (2)	20,431,530	4.8%	20,431,530	5.2%
23andMe Class B Stockholders (2) (3)	313,313,038	74.2%	313,313,038	79.0%

Pro Forma Common Stock	422,313,318		396,448,783

(1)

Includes 3,814,125 shares held by the Sponsor, which are subject to a lockup for seven years as of the Closing. The lockup has an early release effective (i) with respect to 50% of the shares upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30 trading day period and (ii) with respect to the other 50% of the shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30 trading day period.

(2)

Shares of New 23andMe Class B Common Stock carry ten votes per share whereas shares of New 23andMe Class A Common Stock will have one vote per share. The New 23andMe Class B Common Stock will be subject to automatic conversion to New 23andMe Class A Common Stock upon any transfers of New 23andMe Class B Common Stock (except for certain permitted transfers).

(3)

Includes 91,198,378 shares of 23andMe redeemable convertible preferred stock, which will convert into shares of 23andMe Class B Common Stock immediately prior to the Closing and exchanged for New 23andMe Class B Common Stock at the Share Conversion Ratio pursuant to the Merger.

Note 2 — Basis of the Pro Forma Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). Under this method of accounting, VGAC will be treated as the “acquired” company for financial reporting purposes and 23andMe has been determined to be the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of 23andMe issuing stock for the net assets of VGAC, accompanied by a recapitalization. The net assets of New 23andMe will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of 23andMe.

23andMe has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemptions scenarios:

•	23andMe stockholders will have a relative majority of the voting power of New 23andMe;

•	The New 23andMe Board will have seven members of whom one individual shall be designated by VGAC and of whom six individuals shall be designated by 23andMe;

•	23andMe’s senior management will comprise the senior management roles of New 23andMe and be responsible for the day-to-day operations;

•	New 23andMe will assume the 23andMe name; and

•	The intended strategy and operations of New 23andMe will continue 23andMe’s current strategy.

The unaudited pro forma combined balance sheet as of December 31, 2020 assumes that the Business Combination occurred on December 31, 2020. The unaudited pro forma combined statements of operations for the 12 months ended December 31, 2020 present pro forma effect to the Business Combination as if it had been completed on January 1, 2020.

The unaudited pro forma combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus:

•	the historical audited financial statements of VGAC as of December 31, 2020 and for the period from February 19, 2020 (inception) to December 31, 2020;

•

the (a) historical audited consolidated financial statements of 23andMe as of December 31, 2020, and for the nine months ended December 31, 2020, and (b) historical audited consolidated financial statements of 23andMe for the twelve months ended March 31, 2020; and

•

other information relating to 23andMe and VGAC included in this proxy statement/consent solicitation statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section titled “Business Combination.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that VGAC believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. VGAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of VGAC and 23andMe.

Note 3—Accounting Policies

As part of the preparation of these unaudited pro forma combined financial statements, certain reclassifications were made to align VGAC’s and 23andMe’s financial statement presentation, each as identified in Note 4 below. Upon completion of the merger, management will perform a comprehensive review of VGAC’s and 23andMe’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New 23andMe. Based on its initial analysis, VGAC has not identified the presentation differences that would have a material impact on the unaudited pro forma combined financial information.

Note 4—Pro Forma Adjustments

The unaudited pro forma combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). VGAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

VGAC and 23andMe have not had any historical relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statements of operations are based upon the number of the post-combination company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

The adjustments included in the unaudited pro forma combined balance sheet as of December 31, 2020 are as follows:

(A)

The reclassification of $508.6 million of cash held in the VGAC Trust Account that becomes available at closing of the merger. Amounts available to New 23andMe may be reduced as a result of redemptions by VGAC shareholders.

(B)	Reflects the settlement of $17.8 million of VGAC’s deferred underwriting fees payable.

(C)

In connection with the signing of the Merger Agreement, VGAC entered into subscription agreements with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to such investors 25.0 million shares of New 23andMe Class A Common Stock with par value of $0.01, resulting in gross proceeds of $250.0 million to be offset by the PIPE fee of $6.0 million. The costs related to the issuance of the PIPE Financing are adjusted against additional paid in capital.

(D)

Settlement of approximately $40.3 million of transaction costs at close in connection with the merger, offset by $0.4 million in prepaid expenses and other current assets. Of the total, $29.8 million equity issuance costs, $10.5 million relates to advisory, legal, and other fees to be incurred which are adjusted primarily against additional paid in capital.

(E)	Reclassification of VGAC Class A ordinary shares subject to possible redemption to permanent equity at $0.01 par value.

Under a maximum redemption scenario, approximately 25.9 million shares of VGAC common stock will be reclassified or remain in permanent equity, as all amounts will be redeemed for cash held in the Trust Account. See note (L) below.

(F)

Reflects the conversion of 23andMe redeemable convertible preferred stock into shares of 23andMe Class B Common Stock, and such shares will be cancelled and converted into the right to receive shares of New 23andMe Class B Common Stock pursuant to the Share Conversion Ratio concurrent with the Closing.

(G)	Reflects the conversion of 23andMe Class B Common Stock into the New 23andMe Class B Common Stock pursuant to the Share Conversion Ratio concurrent with the Closing.

(H)	Reflects the recapitalization of VGAC Class A and Class B ordinary shares converted into New 23andMe Class A Common Stock.

Under a no redemption scenario, the VGAC shareholders described above and Sponsor are expected to receive an aggregate of 63.6 million shares of New 23andMe Class A Common Stock. Under a maximum redemption scenario, the VGAC shareholders described above and the Sponsor are expected to receive 37.7 million shares of New 23andMe Class A Common Stock.

(I)

Reflects the cancellation and conversion of 23andMe Class A Common Stock into the right to receive shares of New 23andMe Class A Common Stock pursuant to the Share Conversion Ratio concurrent with the Closing.

(J)	Reflects the reclassification of VGAC’s historical accumulated deficit to additional paid in capital as part of the merger.

(K)	Reflects the settlement of the VGAC’s historical liabilities that will be settled at transaction close.

(L)

Represents the maximum redemptions scenario in which approximately 25.9 million shares of VGAC common stock are redeemed for $258.6 million allocated to common stock and additional paid-in capital, using a par value of $0.01 per share at a redemption price of approximately $10.00 per share.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma combined statements of operations for the twelve months ended December 31, 2020 are as follows:

(AA)	Represents pro forma adjustment to eliminate interest income and unrealized gains (loss) on marketable securities related to the trust account.

Note 5—Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related proposed equity Business Combinations are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of VGAC’s common stock for the year ended December 31, 2020:

	Twelve Months Ended December 31, 2020
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	(236,387)	(236,387)
Weighted average shares outstanding of New 23andMe Class A Common Stock	109,000,280	83,135,745
Net loss per share (Basic and Diluted) attributable to 23andMe Class A Common Stockholders	$(0.56)	$(0.60)
Weighted average shares outstanding of New 23andMe Class B Common Stock	313,313,038	313,313,038
Net loss per share (Basic and Diluted) attributable to 23andMe Class B Common Stockholders	$(0.56)	$(0.60)

Following the Closing, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net loss per share for all the periods and scenarios presented above because including them would have had an anti-dilutive effect:

VGAC warrants to purchase shares of 23andMe Class A Common Stock (1)	25,065,666
23andMe Class A Options that will convert into a right to purchase shares of New 23andMe Class A Common Stock(2)	7,698,151
23andMe Class B Options that will convert into a right to purchase shares of New 23andMe Class A Common Stock(2)	27,683,092
23andMe Issuance of common stock upon early exercise of options (unvested)	5,516,667

Total	65,963,576

(1)

One whole warrant entitles the holder thereof to purchase one share of New 23andMe Class A Common Stock at a price of $11.50 per share. New 23andMe’s warrants are anti-dilutive on a pro forma basis and have been excluded from the diluted number of New 23andMe’s shares outstanding at the time of closing.

(2)

All outstanding 23andMe options at the closing, whether vested or unvested, and whether for 23andMe Class A Common Stock or for 23andMe Class B Common Stock, will convert into options to purchase a number of shares of New 23andMe Class A Common Stock, determined in accordance with the Share Conversion Ratio.

COMPARATIVE SHARE INFORMATION

The following table sets forth summary historical comparative share information for VGAC and 23andMe and unaudited pro forma combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2020. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if they had occurred on January 1, 2020.

This information is only a summary and should be read together with the summary historical financial information summary included elsewhere in this proxy statement/consent solicitation statement/prospectus, and the historical financial statements of VGAC and 23andMe and related notes. The unaudited pro forma combined per share information of VGAC and 23andMe is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of VGAC and 23andMe would have been had the companies been combined during the periods presented.

•

Assuming No Redemptions: This presentation assumes that no public shareholders of VGAC exercise redemption rights with respect to their shares for a pro rata share of the funds in VGAC’s trust account.

•

Assuming maximum redemptions: This presentation assumes that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million less transaction expenses, estimated at $64.1 million. Based on the amount of $758.6 million in the trust account as of December 31, 2020, inclusive of accrued dividends and PIPE Financing of $250.0 million in connection with the Business Combination. Under this scenario, approximately 25,864,535 shares of VGAC Class A ordinary shares may be redeemed and still enable VGAC to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement.

			Pro Forma Combined Per Share Data		23andMe Equivalent Pro Forma Per Share Data (3)
	23andMe (Historical)	VGAC (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the twelve months ended December 31, 2020
Book Value per share (1)	$(0.02)	$0.08	$ 1.85	$ 1.32	$4.26	$3.03
Net loss per share of 23andMe Class A Common Stock- basic and diluted (2)	$(4.56)		$(0.56)	$(0.60)	$(1.29)	$(1.37)
Weighted average shares of 23andMe Class A Common Stock outstanding – basic and diluted	8,580,728		109,000,280	83,135,745
Net loss per share of 23andMe Class B Common Stock- basic and diluted	$(4.56)		$(0.56)	$(0.60)	$(1.29)	$(1.37)

			Pro Forma Combined Per Share Data		23andMe Equivalent Pro Forma Per Share Data (3)
	23andMe (Historical)	VGAC (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Weighted average shares of 23andMe Class B Common Stock outstanding – basic and diluted	32,560,479		313,313,038	313,313,038
Net loss per share of VGAC Class A Ordinary Shares – basic and diluted		$0.00
Weighted average shares of VGAC Class A Ordinary Shares outstanding – basic and diluted		50,526,839
Net loss per share of VGAC Class B Ordinary Shares – basic and diluted		$(4.05)
Weighted average shares of VGAC Class B Ordinary Shares outstanding – basic and diluted		12,032,668

(1)	Book value per share is calculated as (a) total permanent equity divided by (b) the total number of shares of common stock outstanding classified in permanent equity.
(2)

At December 31, 2020, VGAC had outstanding warrants to purchase up to 25,065,666 shares of New 23andMe Class A Common Stock. One whole warrant entitles the holder thereof to purchase one share of New 23andMe Class A Common Stock at a price of $11.50 per share. New 23andMe’s warrants are anti-dilutive on a pro forma basis and have been excluded from the diluted number of the New 23andMe’s shares outstanding at the time of closing.

(3)

The equivalent pro forma basic and diluted per share data for 23andMe is calculated by multiplying the combined pro forma per share data by the Share Conversion Ratio set forth in the Merger Agreement.

INFORMATION ABOUT VGAC

VGAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, which is referred to throughout this proxy statement/consent solicitation statement/prospectus as an initial business combination.

Our company’s founder is Sir Richard Branson, a renowned global entrepreneur and founder of the Virgin Group. The Virgin Group is a leading international investment group and one of the world’s most recognized and respected brands. Created in 1970 with the birth of Virgin Records, the Virgin Group has gone on to invest in, incubate, and grow a number of successful businesses in the private and public markets. Each Virgin branded company brings a fresh, innovative, and distinctive consumer proposition, shaking up the status quo to create businesses that lift experiences out of the ordinary. This focus on the consumer, since it is not tied to a specific product or industry, has given the brand the ability to expand into new sectors and new geographies. The Virgin Group has expanded into many sectors since its inception, driven by Sir Richard’s ambition to create the world’s most irresistible brand. These sectors include travel & leisure, financial services, health & wellness, technology & internet-enabled, music & entertainment, media & mobile, space, and renewable energy. The Virgin Group has built significant expertise across these sectors, which it has also successfully applied to investments in non-Virgin branded businesses in which it has seen the opportunity to generate attractive financial returns.

Given the Virgin Group’s resources, ranging from its experienced investment executives to skilled brand experts, VGAC believes VGAC’s team has the required investment, operational, diligence, and capital raising expertise to effect a business combination with an attractive target and to position it for long-term success in the public markets.

On October 6, 2020, VGAC consummated the initial public offering of 48,000,000 units. Each unit consists of one Class A ordinary share of VGAC, par value $0.0001 per share, and one-third of one redeemable warrant of VGAC, each whole warrant entitling the holder thereof to purchase one Class A ordinary share for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to VGAC of $480,000,000. Substantially concurrent with the closing of the initial public offering, VGAC completed the private sale of 7,733,333 warrants to Sponsor at a purchase price of $1.50 per private warrant, generating gross proceeds to VGAC of $11,600,000. On October 16, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, VGAC sold an additional 2,855,000 units, at a price of $10.00 per unit, and an additional 380,666 private placement warrants to the Sponsor, at $1.50 per private placement warrant, generating total proceeds of $29,121,000.

A total of $508,550,000, including $17,799,250 of the underwriters’ deferred discount, was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds in the trust account that may be released to VGAC to pay its taxes, the funds held in the trust account will not be released from the trust account until the earliest of (i) the completion of VGAC’s initial business combination, (ii) the redemption of all of VGAC’s public shares if it is unable to complete its business combination within 24 months from the closing of the initial public offering, subject to applicable law, or (iii) the redemption of VGAC’s public shares properly submitted in connection with a shareholder vote to approve an amendment to VGAC’s amended and restated memorandum and articles of association (A) to modify the substance or timing of VGAC’s obligation to redeem 100% of its public shares if it does not complete an initial business combination within 24 months from the closing of the initial public offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity.

VGAC’s units, Class A ordinary shares, and warrants are each traded on the NYSE under the symbols “VGAC.U,” “VGAC,” and “VGAC WS,” respectively.

Financial Position

As of December 31, 2020, VGAC had approximately $508,645,349 held in the trust account, not taking into account payment of $17,799,250 of deferred underwriting fees. As a result, VGAC offers a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations. or strengthening its balance sheet by reducing its debt ratio. Because VGAC is able to complete an initial business combination using VGAC’s cash, debt, or equity securities, or a combination of the foregoing, VGAC has the flexibility to use the most efficient combination that will allow VGAC to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting the Business Combination

Fair Market Value of Target Business

The rules of the NYSE require and the Existing Governing Documents provide that VGAC must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commission held in trust) at the time of VGAC’s signing a definitive agreement in connection with an initial business combination. The VGAC Board made the determination as to the fair market value of an initial business combination upon standards generally accepted by the financial community. The VGAC Board determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification

For an indefinite period of time after the completion of an initial business combination, the prospects for VGAC’s success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that VGAC will not have the resources to diversify VGAC’s operations and mitigate the risks of being in a single line of business. By completing an initial business combination with only a single entity, VGAC’s lack of diversification may:

•

subject VGAC to negative economic, competitive, and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which VGAC operates after an initial business combination; and

•	cause VGAC to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

VGAC will provide the public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of an initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to VGAC to pay its taxes, divided by the number of then-outstanding public shares, subject to the limitations and on the conditions described herein. As of December 31, 2020, the amount in the trust account was approximately $10.00 per public share. The per-share amount VGAC will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions VGAC will pay to the underwriters. The Sponsor, officers, and directors have entered into a letter agreement with VGAC, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the completion of an initial business combination.

Limitations on Redemption Rights

The Existing Governing Documents provide that in no event will VGAC redeem the public shares in an amount that would cause VGAC’s net tangible assets to be less than $5,000,001. However, the proposed

Business Combination requires the retention of cash to satisfy certain conditions in accordance with the terms of the proposed Business Combination. In the event the aggregate cash consideration VGAC would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to us, VGAC will not complete the proposed Business Combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. VGAC has the option, however, to raise funds through the issuance of equity-linked securities or through loans, advances, or other indebtedness in connection with an initial business combination, including pursuant to forward purchase agreements or backstop arrangements VGAC may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements. VGAC does not expect to need to exercise this option in connection with the Business Combination.

Redemption of Public Shares and Liquidation if No Business Combination

The Existing Governing Documents provide that VGAC has only 24 months from the closing of the initial public offering to complete an initial business combination. If VGAC has not completed an initial business combination within such 24-month period, VGAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of VGAC’s remaining shareholders and the VGAC Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to VGAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to VGAC warrants, which will expire worthless if VGAC fails to complete an initial business combination within the 24-month time period.

The Sponsor, officers, and directors have entered into a letter agreement with VGAC, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if VGAC fails to complete an initial business combination within 24 months from the closing of the initial public offering. However, if the Sponsor or management team acquired public shares in or after the initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if VGAC fails to complete an initial business combination within the allotted 24-month time period. The Sponsor, officers, and directors have agreed, pursuant to a written agreement with VGAC, that they will not propose any amendment to the Existing Governing Documents (A) to modify the substance or timing of VGAC’s obligation to allow redemption in connection with an initial business combination or to redeem 100% of the public shares if VGAC does not complete an initial business combination within 24 months from the closing of the initial public offering or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless VGAC provides the public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to VGAC to pay VGAC’s taxes, divided by the number of then-outstanding public shares. However, VGAC may not redeem the public shares in an amount that would cause VGAC’s net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of public shares such that VGAC cannot satisfy the net tangible asset requirement, VGAC would not proceed with the amendment or the related redemption of the public shares at such time.

VGAC expects that all costs and expenses associated with implementing VGAC’s plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the trust account, although VGAC cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing VGAC’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay income taxes on interest income earned on the trust account balance, VGAC may request the trustee to release to VGAC an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If VGAC were to expend all of the net proceeds of the initial public offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon VGAC’s dissolution would be approximately $10.00. The funds deposited in the trust account could, however, become subject to the claims of VGAC’s creditors which would have higher priority than the claims of the public shareholders. VGAC cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While VGAC intends to pay such amounts, if any, VGAC cannot assure you that VGAC will have funds sufficient to pay or provide for all creditors’ claims.

Although VGAC has sought to have all vendors, service providers, prospective target businesses, and other entities with which VGAC does business execute agreements with VGAC waiving any right, title, interest, or claim of any kind in or to any monies held in the trust account for the benefit of the public shareholders, there is no guarantee that any future vendors, service providers, or other entities with which VGAC does business will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility, or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against VGAC’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, VGAC’s management will consider whether competitive alternatives are reasonably available to VGAC and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of VGAC under the circumstances. Examples of possible instances where VGAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. WithumSmith+Brown, PC, VGAC’s independent registered public accounting firm, and the underwriters of VGAC’s initial public offer have not executed agreements with VGAC waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with VGAC and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to VGAC if and to the extent any claims by a third party (other than WithumSmith+Brown, PC, VGAC’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which VGAC has entered into a written letter of intent, confidentiality, or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under VGAC’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, VGAC has not asked the Sponsor to reserve for such indemnification obligations, nor has VGAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations, and VGAC believes that the Sponsor’s only assets are securities of VGAC. Therefore, VGAC cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for an initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, VGAC may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of VGAC’s officers or directors will indemnify VGAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the funds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, VGAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While VGAC currently expects that VGAC’s independent directors would take legal action on VGAC’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that VGAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, VGAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

VGAC has sought to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses, or other entities with which VGAC does business execute agreements with VGAC waiving any right, title, interest, or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under VGAC’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. VGAC has access to up to approximately $1,000,000 from the proceeds of the initial public offering with which to pay any such potential claims (including costs and expenses incurred in connection with VGAC’s liquidation, currently estimated to be no more than approximately $100,000). In the event that VGAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from VGAC’s trust account could be liable for claims made by creditors. In the event that VGAC’s offering expenses exceed VGAC’s estimate of $1,000,000, VGAC may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds VGAC intends to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than VGAC’s estimate of $1,000,000, the amount of funds VGAC intends to be held outside the trust account would increase by a corresponding amount. If VGAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against VGAC that is not dismissed, the funds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in VGAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of VGAC shareholders. To the extent any bankruptcy claims deplete the trust account, VGAC cannot assure you VGAC will be able to return $10.00 per share to the public shareholders. Additionally, if VGAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against VGAC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by VGAC shareholders.

Furthermore, the VGAC Board may be viewed as having breached its fiduciary duty to VGAC’s creditors and/or may have acted in bad faith, and thereby exposing itself and VGAC to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. VGAC cannot assure you that claims will not be brought against VGAC for these reasons. VGAC’s public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of the public shares if VGAC does not complete an initial business combination within 24 months from the closing of the initial public offering, (ii) in connection with a shareholder vote to amend the Existing Governing Documents (A) to modify the substance or timing of VGAC’s obligation to allow redemption in connection with an initial business combination or to redeem 100% of the public shares if VGAC does not complete an initial business combination within 24 months from the closing of the initial public offering or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, or (iii) if they redeem their respective shares for cash upon the completion of an initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event VGAC seeks shareholder approval in connection with an initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to VGAC for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Existing Governing Documents, like all provisions of the Existing Governing Documents, may be amended with a shareholder vote.

See “Risk Factors—Risks Related to the Business Combination and VGAC—If, after VGAC distributes the proceeds in the trust account to the public shareholders, VGAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against VGAC that is not dismissed, a bankruptcy court may seek to recover such proceeds, and VGAC and the VGAC Board may be exposed to claims of punitive damages.”

Employees

We currently have two officers: Josh Bayliss and Evan Lovell. These individuals are not obligated to devote any specific number of hours to VGAC’s matters, but they intend to devote as much of their time as they deem necessary to VGAC’s affairs until VGAC has completed an initial business combination. VGAC currently does not have and VGAC does not intend to have any full-time employees prior to the completion of an initial business combination.

Directors and Executive Officers

Our current officers and directors are as follows:

Name	Age	Position
Josh Bayliss	47	Chief Executive Officer and Director
Evan Lovell	50	Chief Financial Officer and Director
Teresa Briggs	60	Director
James B. Lockhart III	74	Director
Douglas R. Brown	66	Director

Josh Bayliss, Chief Executive Officer and Director

Josh Bayliss has been a member of the VGAC Board and has served as VGAC’s Chief Executive Officer since VGAC’s inception in February 2020. Since 2011, Mr. Bayliss has served as the Chief Executive Officer of the Virgin Group and has been responsible for the Virgin Group’s strategic development, licensing of the brand globally, and management of direct investments on behalf of the Virgin Group in various branded and unbranded companies around the world. From 2005 to 2011, Mr. Bayliss served as General Counsel of the Virgin Group. Prior to joining the Virgin Group, Mr. Bayliss was a senior associate at Slaughter and May, a leading international law firm. Mr. Bayliss has extensive experience as a director of a large number of companies across the Virgin Group globally, and currently serves as a director of Virgin Red (2018 – present), Virgin’s group-wide loyalty program that is currently in development. Mr. Bayliss holds a Bachelor of Laws and Bachelor of Arts from the University of Auckland, New Zealand. VGAC believes Mr. Bayliss’s extensive leadership experience, broad network of senior business executives, and deep understanding of the Virgin brand make him a valuable member of VGAC’s management team and the VGAC Board.

Evan Lovell, Chief Financial Officer and Director

Evan Lovell has been a member of the VGAC Board and has served as VGAC’s Chief Financial Officer since VGAC’s inception in February 2020. Since 2012, Mr. Lovell has served as the Chief Investment Officer of the Virgin Group, where he has been responsible for managing the Group’s portfolio and investments in North America. From 2008 to 2012, Mr. Lovell was the Founding Partner of Virgin Green Fund, a private equity fund investing in the renewable energy and resource efficiency sectors. From 1998 to 2008, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of directors of a number of TPG portfolio companies. Mr. Lovell currently serves on the boards of several companies including Virgin Hotels (2012—present), Virgin Voyages (2014—present), BMR Energy LLC (2016—present), Virgin Galactic Holdings, Inc. (NYSE: SPCE) (2017—present), and Virgin Orbit (2017—present). Mr. Lovell previously served on the board of directors of Virgin America Inc. (Nasdaq: VA) from 2013 until its acquisition by Alaska Air Group, Inc. in 2016. Mr. Lovell holds a Bachelor’s Degree from the University of Vermont. VGAC believes Mr. Lovell’s broad experience directing the Virgin Group’s investments and management expertise from serving on boards of both public and private companies make him a valuable addition to VGAC’s management team and the VGAC Board.

Teresa Briggs, Director

Teresa Briggs has served as a director since the completion of the initial public offering. Ms. Briggs served as Vice Chair & West Region and San Francisco Managing Partner of Deloitte LLP, a global professional services firm, from June 2011 to April 2019, and as Managing Partner, Silicon Valley from June 2006 to June 2011. Ms. Briggs currently serves on the board of directors of Snowflake, Inc. (NYSE: SNOW), ServiceNow, Inc. (NYSE: NOW), DocuSign, Inc. (Nasdaq: DOCU), and JAND, Inc. (dba Warby Parker), and previously served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. Ms. Briggs also served as an adjunct member of Deloitte’s Center for Board Effectiveness. In 2019, she was a Distinguished Careers Fellow at Stanford University. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. Ms. Briggs has been a valuable member of the VGAC Board, particularly because her extensive network across the technology sector has enhanced VGAC’s sourcing processes and her financial expertise has supported VGAC’s review of potential investment opportunities. Additionally, VGAC believes that Ms. Briggs’s experience on the boards of a number of public and private companies makes her well qualified to serve as a member of the VGAC Board.

James B. Lockhart III, Director

James B. Lockhart III has served as a director since the completion of the initial public offering. Mr. Lockhart served as the Vice Chairman of WL Ross & Co. LLC, a New York City based private equity firm owned by Invesco, leading their financial services team from 2009 through 2018. Prior to joining WL Ross & Co., Mr. Lockhart served as the Director of the Federal Housing Finance Agency and Chairman of its Oversight Board, Director of its predecessor agency, the Office of Federal Housing Enterprise Oversight, and as a member of the Troubled Asset Relief Program’s Financial Stability Oversight Board. Prior to that, he served as the Principal Deputy Commissioner and Chief Operating Officer at the Social Security Administration. Mr. Lockhart previously served on the board of directors of several public companies, including Cascade Bancorp (Nasdaq: CACB), Sun Bancorp (Nasdaq: SNBC), and Virgin Money Holdings U.K. (LSE: VMUK). Mr. Lockhart served as a Lieutenant (j.g.) on a nuclear submarine in the U.S. Navy, and holds an M.B.A from Harvard University and a B.A. from Yale University. Mr. Lockhart has been a valuable member of the VGAC Board given his decades of experience in financial services, which have provided incremental access to a high quality network of investors and businesses, and his investing expertise, which has supported VGAC’s review of potential investment opportunities. Additionally, VGAC believes that Mr. Lockhart’s experience on the boards and as a senior financial officer of a number of public and private companies makes him well qualified to serve as a member of the VGAC Board.

Douglas R. Brown, Director

Douglas R. Brown has served as a director since the completion of the initial public offering. Mr. Brown founded AquaVenture Holdings LLC (NYSE: WAAS), a multinational provider of Water as a Service®

solutions, in December 2006 and served as Chairman from January 2007 until the company’s acquisition by Culligan in March 2020. Mr. Brown served as chief executive officer of AquaVenture Holdings LLC from January 2007 to October 2012 and from October 2014 to December 2018. Mr. Brown has also served as chief executive officer of Seven Seas Water Corporation from January 2007 to October 2012 and from October 2014 to December 2018. From 2003 to 2005, Mr. Brown served as the chief executive officer of Ionics, Incorporated (NYSE: ION), a water purification technology company that was sold to General Electric in 2005. Before joining Ionics, Incorporated, Mr. Brown spent 17 years at Advent International, a global private equity firm, the last seven years of which he was chief executive officer. He also serves as an operating partner and senior advisor of Element Partners, a private equity firm. Mr. Brown received a B.S. in Chemical Engineering from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School. Mr. Brown has been a valuable member of the VGAC Board given his experience as a proven operator in the sustainability space. He has augmented VGAC’s review of opportunities in that sector, and his precedent tenure as a leader in private equity has supplemented VGAC’s access to a high quality set of investment opportunities across industries. Additionally, VGAC believes Mr. Brown’s experience on the leadership teams and boards of public and private companies makes him well qualified to serve as a member of the VGAC Board.

Number and Terms of Office of Officers and Directors

The VGAC Board consists of five members, divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to VGAC’s first general meeting) serving a three-year term. In accordance with the NYSE’s corporate governance requirements, VGAC is not required to hold an annual general meeting until one year after VGAC’s first fiscal year end following VGAC’s listing on the NYSE. The term of office of the first class of directors, consisting of James B. Lockhart III, will expire at VGAC’s first annual general meeting. The term of office of the second class of directors, consisting of Teresa Briggs and Douglas R. Brown, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Josh Bayliss and Evan Lovell, will expire at the third annual general meeting.

Only holders of Class B ordinary shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of an initial business combination. Holders of the public shares will not be entitled to vote on the appointment of directors during such time. These provisions of the Existing Governing Documents relating to the rights of holders of Class B ordinary shares to appoint directors may be amended by a special resolution passed by a majority of at least 90% of the ordinary shares voting in a general meeting.

VGAC’s officers are appointed by the VGAC Board and serve at the discretion of the VGAC Board, rather than for specific terms of office. The VGAC Board is authorized to appoint officers as it deems appropriate pursuant to the Existing Governing Documents.

Director Independence

The rules of the NYSE require that a majority of the VGAC Board be independent within one year of the initial public offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder, stockholder, or officer of an organization that has a relationship with the company). VGAC currently has three “independent directors” as defined in NYSE rules and applicable SEC rules. The VGAC Board has determined that Teresa Briggs, James B. Lockhart III, and Douglas R. Brown are “independent directors” as defined in NYSE listing standards and applicable SEC rules. VGAC’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The VGAC Board has three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Both VGAC’s audit committee and VGAC’s compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of the NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by the VGAC Board and has the composition and responsibilities described below. The charter of each committee is available on VGAC’s website (https://www.vgacquisition.com/). Information contained on VGAC’s website is not part of this proxy statement/consent solicitation statement/prospectus, and the inclusion of VGAC’s website address in this proxy statement/consent solicitation statement/prospectus is an inactive textual reference only.

Audit Committee

Teresa Briggs, James B. Lockhart III, and Douglas R. Brown serve as the members of the audit committee and Ms. Briggs serves as chair of the audit committee. Ms. Briggs, Mr. Lockhart, and Mr. Brown are independent of and unaffiliated with the Sponsor. Under NYSE listing standards and applicable SEC rules, all the directors on the audit committee must be independent.

Teresa Briggs, James B. Lockhart III, and Douglas R. Brown are financially literate and the VGAC Board has determined that Ms. Briggs qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. The principal functions of the audit committee include:

•

assisting board oversight of (1) the integrity of VGAC’s financial statements, (2) VGAC’s compliance with legal and regulatory requirements, (3) VGAC’s independent registered public accounting firm’s qualifications and independence, and (4) the performance of VGAC’s internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with VGAC in order to evaluate their continued independence;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•

meeting to review and discuss VGAC’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing VGAC’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to VGAC entering into such transaction; and

•	reviewing with management, the independent auditors, and VGAC’s legal advisors, as appropriate, any legal, regulatory, or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding VGAC’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC, or other regulatory authorities.

Nominating and Corporate Governance Committee

The members of VGAC’s nominating and corporate governance are Teresa Briggs, James B. Lockhart III, and Douglas R. Brown. Douglas R. Brown serves as chair of the nominating and corporate governance committee. Under NYSE listing standards, all the directors on the nominating and corporate governance committee must be independent.

The purpose and responsibilities of the nominating and corporate governance committee include:

•

identifying, screening, and reviewing individuals qualified to serve as directors, consistent with criteria approved by the VGAC Board, and recommending to the VGAC Board candidates for nomination for appointment at the annual general meeting or to fill vacancies on the VGAC Board;

•	developing and recommending to the VGAC Board and overseeing implementation of VGAC’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the VGAC Board, its committees, individual directors, and management in the governance of VGAC; and

•	reviewing on a regular basis VGAC’s overall corporate governance and recommending improvements as and when necessary.

The charter of the nominating and corporate governance committee also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and has been directly responsible for approving the search firm’s fees and other retention terms.

VGAC has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the VGAC Board considers educational background, diversity of professional experience, knowledge of VGAC’s business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of VGAC shareholders. Prior to an initial business combination, holders of the public shares will not have the right to recommend director candidates for nomination to the VGAC Board.

Compensation Committee

Teresa Briggs, James B. Lockhart III, and Douglas R. Brown serve as the members and James B. Lockhart III serves as chair of the compensation committee. Under NYSE listing standards, all the directors on the compensation committee must be independent. The principal functions of the compensation committee include:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to VGAC’s chief executive officer’s compensation;

•

evaluating VGAC’s chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of VGAC’s chief executive officer’s based on such evaluation;

•

reviewing and making recommendations to the VGAC Board with respect to the compensation, and any incentive compensation and equity based plans that are subject to VGAC Board approval of all of VGAC’s other officers;

•	reviewing VGAC’s executive compensation policies and plans;

•	implementing and administering VGAC’s incentive compensation equity-based remuneration plans;

•	assisting management in complying with VGAC’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments, and other special compensation and benefit arrangements for VGAC’s officers and employees;

•	producing a report on executive compensation to be included in VGAC’s annual proxy statement; and

•	reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of the Sponsor of up to $10,000 per month, for up to 24 months, for office space, utilities, and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting, or other similar fees, will be paid to any of VGAC’s existing shareholders, officers, directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination. The Existing Governing Documents also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel, or other adviser and will be directly responsible for the appointment, compensation, and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel, or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Code of Business Conduct and Ethics

VGAC adopted a Code of Business Conduct and Ethics applicable to VGAC directors, officers, and employees. You will be able to review this document by accessing VGAC’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics and the charters of the committees of the VGAC Board will be provided without charge upon request from us. See the section of this prospectus entitled “Where You Can Find Additional Information.” If VGAC makes any amendments to VGAC’s Code of Business Conduct and Ethics other than technical, administrative, or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics applicable to VGAC’s principal executive officer, principal financial officer, principal accounting officer, or controller or persons performing similar functions requiring disclosure under applicable SEC or NYSE rules, VGAC will disclose the nature of such amendment or waiver on VGAC’s website. The information included on VGAC’s website is not incorporated by reference into this proxy statement/consent solicitation statement/prospectus or in any other report or document VGAC files with the SEC, and any references to VGAC’s website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill, and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at general meetings. Certain of VGAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary, or contractual obligations to other entities, including entities that are affiliates of the Sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of VGAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity. VGAC does not believe, however, that the fiduciary duties or contractual obligations of VGAC’s officers or directors have materially affected or will materially affect VGAC’s ability to complete an initial business combination.

Below is a table summarizing the Virgin Group-related and other entities to which VGAC’s executive officers and directors currently have fiduciary duties, contractual obligations, or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Josh Bayliss	Virgin Group	Investment Firm	Chief Executive Officer
	Virgin Group Holdings Limited	Investment Firm	Director
	Corvina Holdings Limited	Investment Firm	Director
	Virgin Investments Limited	Investment Firm	Director
	Virgin Entertainment Holdings, Inc.	Investment Firm	Director
	Virgin Red Limited	Loyalty/Rewards	Director

Evan Lovell	Virgin Group	Investment Firm	Chief Investment Officer
	Virgin Galactic Holdings, Inc.	Space	Director
	VO Holdings, Inc.	Space	Director
	Virgin Hotels, LLC	Hospitality	Director
	Virgin Cruises Limited	Travel	Director
	Sport Group Limited	Health & Wellness	Director
	BMR Energy Ltd.	Energy	Director
	BMR Energy LLC	Energy	Director

Teresa Briggs	ServiceNow, Inc.	Technology	Director
	DocuSign Inc.	Technology	Director
	Snowflake, Inc.	Technology	Director
	JAND, Inc. (d/b/a Warby Parker)	Direct to Consumer/Retail	Director

Individual	Entity	Entity’s Business	Affiliation
James B. Lockhart	WLR Cardinal Mezzanine Fund	Investment Fund	Investment Committee Member
	Socrates Capital	Investment Firm	Board Member

Potential investors should also be aware of the following other potential conflicts of interest:

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VGAC’s officers and directors are not required to, and will not, commit their full-time to VGAC’s affairs, which may result in a conflict of interest in allocating their time between VGAC’s operations and VGAC’s search for a business combination and their other businesses. VGAC currently does not have and does not intend to have any full-time employees prior to the completion of an initial business combination. Each of VGAC’s officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and VGAC’s officers are not obligated to contribute any specific number of hours per week to VGAC’s affairs.

•

VGAC’s initial shareholders purchased founder shares prior to the date of the initial public offering and purchased private placement warrants in a transaction that closed simultaneously with the closing of the initial public offering. The Sponsor transferred 30,000 founder shares to each of VGAC’s three independent directors prior to the initial public offering. The Sponsor, officers, and directors have entered into a letter agreement with VGAC, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination. Additionally, the Sponsor, officers, and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if VGAC fails to complete an initial business combination within the prescribed time frame. If VGAC does not complete an initial business combination within the prescribed time frame, the private placement warrants will expire worthless. Furthermore, the Sponsor, officers, and directors have agreed not to transfer, assign, or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of an initial business combination or (ii) the date following the completion of an initial business combination on which VGAC completes a liquidation, merger, share exchange or other similar transaction that results in all of VGAC shareholders having the right to exchange their ordinary shares for cash, securities, or other property. Notwithstanding the foregoing, if the closing price of VGAC Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after an initial business combination, the founder shares will be released from the lockup.

•

The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable until 30 days following the completion of an initial business combination. Because each of VGAC’s officers and directors will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•

Each of Mr. Bayliss and Mr. Lovell invested $300,000 in the Sponsor and hold interests in the Sponsor that represent an indirect interest in 1,667,581 Class B ordinary shares and 197,814 private placement warrants. Mr. Brown, Mr. Lockhart III and Ms. Briggs invested $1,000,000, $500,000 and $250,000, respectively, in the Sponsor indirectly through an investment in VG Acquisition Holdings LLC (an affiliate of the Sponsor), and hold interests in VG Acquisition Holdings LLC that represent an indirect interest in 706,819, 353,409 and 176,705 Class B ordinary shares, respectively, and 665,740, 332,870, and 166,435 private placement warrants, respectively. All of such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents).

•	The Virgin Group owns 39,760 shares of 23andMe Class A Preferred Stock, for which it invested $50,000, which shares will be converted to shares of 23andMe Class B Common Stock immediately prior to the Closing and canceled in exchange for the right to receive approximately 91,487 shares of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, which shares of New 23andMe Class B Common Stock will represent approximately 0.02% of outstanding shares of New 23andMe Common Stock and approximately 0.03% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock.

•

The Virgin Group and the Sponsor will collectively own 12,713,750 shares of New 23andMe Class A Common Stock and approximately 91,487 shares of New 23andMe Class B Common Stock, which collectively will represent approximately 3.23% of outstanding shares of New 23andMe Common Stock and approximately 0.42% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock and assuming that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million.

In no event will the Sponsor or any of VGAC’s existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee, or other compensation prior to, or for any services they render in order to effectuate, the completion of an initial business combination. Further, commencing on the date VGAC’s securities are first listed on the NYSE, VGAC will also pay the Sponsor or an affiliate thereof up to $10,000 per month for office space, utilities, secretarial, and administrative services provided to members of VGAC’s management team.

VGAC cannot assure you that any of the above mentioned conflicts will be resolved in VGAC’s favor.

The Sponsor, officers, and directors have agreed to vote their founder shares and any shares purchased during or after the offering in favor of an initial Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of VGAC’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default, or willful neglect.

VGAC purchased a policy of directors’ and officers’ liability insurance that insures VGAC’s officers and directors against the cost of defense, settlement, or payment of a judgment in some circumstances and insures VGAC against VGAC’s obligations to indemnify VGAC’s officers and directors. VGAC also entered into indemnity agreements with them.

Our officers and directors have agreed to waive any right, title, interest, or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest, or claim of any kind they may have in the future as a result of, or arising out of, any services provided to VGAC and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by VGAC if (i) VGAC has sufficient funds outside of the trust account or (ii) VGAC consummates an initial business combination. VGAC’s indemnification obligations may discourage shareholders from bringing a lawsuit against VGAC’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against VGAC’s officers and directors, even though such an action, if successful, might otherwise benefit VGAC and VGAC shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent VGAC pays the costs of settlement and damage awards against VGAC’s officers and directors pursuant to these indemnification provisions. VGAC believes that these provisions, the insurance, and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation and Director Compensation and Other Interests

None of VGAC’s officers or directors have received any cash compensation from VGAC for services rendered to VGAC. Prior to the initial public offering, the Sponsor transferred 30,000 founder shares to each of VGAC’s three independent directors. Commencing on the date that VGAC’s securities are first listed on the NYSE through the earlier of consummation of an initial business combination and VGAC’s liquidation, VGAC will pay the Sponsor or an affiliate thereof up to $10,000 per month for office space, utilities, secretarial, and administrative support services provided to members of VGAC’s management team. In addition, the Sponsor, officers, and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on VGAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. VGAC’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or VGAC’s or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, VGAC does not expect to have any additional controls in place governing VGAC’s reimbursement payments to VGAC directors and officers for their out-of-pocket expenses incurred in connection with VGAC’s activities on VGAC’s behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, has or will be paid by VGAC to the Sponsor, officers, and directors, or any of their respective affiliates, prior to completion of an initial business combination.

After the completion of an initial business combination, directors or members of VGAC’s management team who remain with VGAC may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to VGAC shareholders in connection with a proposed initial business combination. VGAC has not established any limit on the amount of such fees that may be paid by the combined company to VGAC directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to VGAC’s officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the VGAC Board.

VGAC does not intend to take any action to ensure that members of VGAC’s management team maintain their positions with VGAC after the consummation of an initial business combination, although it is possible that some or all of VGAC’s officers and directors may negotiate employment or consulting arrangements to remain with VGAC after an initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with VGAC may influence VGAC’s management’s motivation in identifying or selecting a target business but VGAC does not believe that the ability of VGAC’s management to remain with VGAC after the consummation of an initial business combination will be a determining factor in VGAC’s decision to proceed with any potential business combination. VGAC is not party to any agreements with VGAC’s officers and directors that provide for benefits upon termination of employment.

Legal Proceedings

To the knowledge of VGAC’s management, there is no litigation currently pending or contemplated against VGAC or any of VGAC’s officers or directors in their capacity as such or against any of VGAC’s property.

Properties

VGAC currently utilizes office space at 65 Bleecker Street, 6th Floor, New York, NY 10012 and at 179 Harrow Road, London, W2 6NB, U.K. from the Sponsor and the members of VGAC’s management team as VGAC’s executive offices. VGAC considers its current office space adequate for its current operations.

Periodic Reporting and Audited Financial Statements

VGAC registered VGAC’s units, Class A ordinary shares, and warrants under the Exchange Act and have reporting obligations, including the requirement that VGAC files annual, quarterly, and current reports with the SEC. In accordance with the requirements of the Exchange Act, VGAC’s annual reports contain financial statements audited and reported on by VGAC’s independent registered public accountants.

VGAC is a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, VGAC received, a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations will apply to VGAC or its operations and, in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of VGAC’s shares, debentures, or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by VGAC to VGAC shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

VGAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, VGAC is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in VGAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find VGAC’s securities less attractive as a result, there may be a less active trading market for VGAC’s securities and the prices of VGAC’s securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. VGAC intends to take advantage of the benefits of this extended transition period.

VGAC will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering, (b) in which VGAC has total annual gross revenue of at least $1.07 billion, or (c) in which VGAC is deemed to be a large accelerated filer, which means the market value of VGAC Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th (or if after the Business Combination, September 30th), and (2) the date on which VGAC has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Following the Business Combination, VGAC expects that New 23andMe will remain an emerging growth company until March 31, 2022.

Additionally, VGAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, VGAC expects that New 23andMe will no longer be a smaller reporting company.

VGAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that VGAC’s management believes is relevant to an assessment and understanding of VGAC’s consolidated results of operations and financial condition. This discussion and analysis should be read together with VGAC’s audited consolidated financial statements and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion and analysis should also be read together with the section of this proxy statement/consent solicitation statement/prospectus entitled “Information About VGAC.” In addition to historical financial analysis, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions, as described under the heading “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/consent solicitation statement/prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of VGAC.

Overview

We are a blank check company incorporated in the Cayman Islands on February 19, 2020 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash derived from the proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, our shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Recent Developments

On February 4, 2021, we entered into a Merger Agreement with by and among us, VGAC Merger Sub, and 23andMe. The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) the Domestication and, in connection with the Domestication, (A) VGAC’s name will be changed to “23andMe Holding Co.,” (B) each then-issued and outstanding Class A ordinary share of VGAC will convert automatically into one share of New 23andMe Class A Common Stock, (C) each then-issued and outstanding Class B ordinary share of VGAC will convert automatically into one share of New 23andMe Class A Common Stock, and (D) each then-issued and outstanding common warrant of VGAC will convert automatically into one warrant to purchase one share of New 23andMe Class A Common Stock; and (ii) following the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of VGAC.

In connection with the Business Combination, VGAC will adopt a dual class stock structure pursuant to which (i) all stockholders of VGAC, other than the existing holders of 23andMe Class B common stock and 23andMe preferred stock, will hold shares of New 23andMe Class A Common Stock, which will have one vote per share, and (ii) the existing holders of 23andMe Class B common stock and 23andMe preferred stock will hold shares of Class B common stock of VGAC (the “New 23andMe Class B Common Stock”), which will have 10 votes per share. The New 23andMe Class B Common Stock will be subject to conversion to New 23andMe Class A Common Stock upon any transfers of New 23andMe Class B Common Stock (except for certain permitted transfers).

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class A Common Stock, as determined in the Merger Agreement (the “Share Conversion Ratio”), (ii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe preferred stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, (iv) vested options of 23andMe will convert into a number of shares of 23andMe Class A common stock determined in accordance with the Share Conversion Ratio, net of shares withheld to pay the applicable exercise price and tax withholding, or in certain limited cases, be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio, and (v) unvested options of 23andMe will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio.

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. VGAC and 23andMe have also agreed to take all necessary action such that, effective immediately after the closing of the Business Combination, the VGAC board of directors (the “Board”) shall consist of seven directors, of whom one individual shall be designated by VGAC, with the remaining six individuals designated by 23andMe. In addition, VGAC has agreed to adopt an equity incentive plan in an amount not to exceed 17% of VGAC’s equity interests on a fully-diluted basis with an annual evergreen provision in an amount not to exceed 3% on a fully-diluted basis.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2020 were organizational activities and those necessary to prepare for the Initial Public Offering, described below. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Initial Public Offering. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we classify the warrants issued in connection with our Initial Public Offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

For the period from February 19, 2020 (inception) through December 31, 2020, we had a net loss of $48,603,225 which consisted of operating expenses of $971,032, a change in the fair value of the warrant liability of $47,727,542, offset by interest earned on marketable securities held in the Trust Account of $95,349.

Liquidity and Capital Resources

On October 6, 2020, we consummated the Initial Public Offering of 48,000,000 Units, at a price of $10.00 per Unit, generating gross proceeds of $480,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 7,733,333 Private Placement Warrants to the Sponsor at a price of $1.50 per Private Placement Warrant generating gross proceeds of $11,600,000.

On October 16, 2020, in connection with the underwriters’ election to partially exercise of their over-allotment option, we consummated the sale of an additional 2,855,000 Units and the sale of an additional 380,666 Private Placement Warrants, generating total gross proceeds of $29,121,000.

Following the Initial Public Offering, the sale of the Private Placement Warrants, and the underwriters election to partially exercise their over-allotment option on October 16, 2020, a total of $508,550,000 was placed in the Trust Account, and we had $1,524,449 of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering, and available for working capital purposes. We incurred $28,641,284 in transaction costs, including $10,171,000 of underwriting fees, $17,799,250 of deferred underwriting fees and $671,034 of other offering costs.

For the period from February 19, 2020 (inception) through December 31, 2020, net cash used in operating activities was $556,234. Net loss of $48,603,225 was impacted by interest earned on marketable securities of $95,349, a non-cash charge for the change in the fair value of warrant liability of $47,727,542, allocation of initial public offering costs of $821,951, formation and operating costs paid through promissory note of $10,031 and changes in operating assets and liabilities, which used $417,184 of cash from operating activities.

At December 31, 2020, we had cash and marketable securities held in the Trust Account of $508,645,349. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete our Business Combination. We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At December 31, 2020, we had cash of $787,701 held outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.50 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon completion of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial and administrative support services, provided to the Company. We began incurring these fees on October 1, 2020 and will continue to incur these fees monthly until the earlier of the completion of a Business Combination and the Company’s liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $17,999,250 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liability

We account for the warrants issued in connection with our Initial Public Offering in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The initial fair value of the Public Warrants and the Private Placement Warrants was estimated using a Monte Carlo simulation approach. As of December 31, 2020 fair value of the Public Warrants was estimated using the Company’s publicly traded warrant price. The fair value of the Private Placement Warrants was estimated using a Monte Carlo simulation approach.

Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ equity section of our balance sheet.

Net Income (Loss) per Ordinary Share

We apply the two-class method in calculating earnings per share. Net income per ordinary share, basic and diluted for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust

Account by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per ordinary share, basic and diluted for Class B non-redeemable ordinary shares is calculated by dividing the net income (loss), less income attributable to Class A redeemable ordinary shares, by the weighted average number of Class B non-redeemable ordinary shares outstanding for the periods presented.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In connection with VGAC’s amendment to its annual report on Form 10-K, management re-evaluated, with the participation of VGAC’s current chief executive officer and chief financial officer (VGAC’s “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of December 31, 2020, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, VGAC’s Certifying Officers concluded that, solely due to the material weakness in our internal control over financial reporting that led to VGAC’s restatement of its financial statements to reclassify VGAC’s Public Warrants and Private Placement Warrants as described in the Explanatory Note to VGAC’s amendment to its annual report on Form 10-K, VGAC’s disclosure controls and procedures were not effective as December 31, 2020.

VGAC does not expect that its disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the restatement of our financial statements included in this Amendment, we plan to enhance our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

INFORMATION ABOUT 23ANDME

Unless otherwise indicated or the context otherwise requires, references in this section to “23andMe,” “we,” “us,” “our,” and other similar terms refer to 23andMe and its subsidiary prior to the Business Combination and to New 23andMe and its consolidated subsidiaries after giving effect to the Business Combination.

Information about 23andMe

References in this section to “we,” “our,” “us,” or “23andMe” generally refer to 23andMe, Inc.

Our Mission

Our mission is to help people access, understand, and benefit from the human genome.

Overview

We think big. We are a mission-driven company dedicated to empowering consumers to live healthier lives. We believe that our premier database of genetic and phenotypic information crowdsourced from our millions of customers can revolutionize healthcare by providing insights into the origins and treatment of diseases and by speeding the discovery and development of novel therapies. We are committed to rigorous scientific, ethical, and privacy standards and to being the most trusted source of genetic information.

We pioneered direct-to-consumer genetic testing, giving consumers unique, personalized information about their genetic health risks, ancestry, and traits. We are the only consumer genetic testing company with multiple FDA authorizations for over-the-counter health and carrier status reports. We are dedicated to empowering our customers with information they can use to make better decisions about their healthcare, helping them to live healthier lives. We were the first company to obtain FDA authorization for a direct-to-consumer genetic test, and we are the only company to have FDA authorization, clearance, or pre-market exemption for all carrier status, genetic health risk, cancer predisposition, and pharmacogenetics reports offered to customers. As of March 21, 2021, over 55 health reports that meet FDA requirements were available to customers in the U.S.

Our Consumer & Research Services business segment comprises our Personal Genome Service® (“PGS”) and research services. Our PGS provides customers with a full suite of genetic reports, including information on genetic ancestral origins, personal genetic health risks, and chances of passing on certain rare carrier conditions to their children, as well as reports on how genetics can impact responses to medications. We believe that by providing customers with direct access to their genetic information before the onset of disease, we can empower them to make better decisions by arming them with information about their genetic risks and by highlighting opportunities for prevention and mitigation of disease. PGS provides customers with a fun, engaging experience, including access to frequent updates to reports and product features, the ability to connect with genetic relatives, and opportunities to participate in research. We recently launched a new, premium subscription service called 23andMe+ that offers customers pharmacogenetic reports, personalized risk reports based on our research, and advanced ancestry and health features, including insights related to heart, reproductive health and sleep.

We perform research services using our database to discover insights into the genetic origins of disease and to identify promising targets for drug development. These services are performed under agreements with universities, research institutions and pharmaceutical companies, including our multi-year collaboration agreement with GlaxoSmithKline (“GSK”), which was signed in July 2018 (the “GSK Agreement”). We also provide clinical trial services to accelerate patient recruitment by using our database to identify patients most likely to be eligible for participation in a clinical trial of a new drug.

For the nine months ended December 31, 2020 and for the fiscal years ended March 31, 2020 and March 31, 2019, revenue from our PGS represented approximately 77%, 89% and 96% of our total revenues, respectively.

Our Therapeutics business focuses on drug development, with a team committed to discovering and developing novel therapies to improve patient lives, and also includes out-licensing of intellectual property. We currently have development programs across several therapeutic areas, including oncology, immunology, neurology, metabolic and cardiovascular diseases, many of which are being pursued in collaboration with GSK. Our Therapeutics business is led by industry veterans and currently employs approximately 100 scientists located at our dedicated research facility in the heart of South San Francisco’s biotech cluster.

Our History

We were incorporated in Delaware in 2006. Since our inception, we have:

•	Served more than 10.7 million Customers*;

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Received six FDA authorizations and clearances for testing for markers of carrier status (inherited conditions), genetic health risk (“GHR”), breast and ovarian cancer, pharmacogenetic metabolism, colorectal cancer, and pharmacogenetic drug response;

•	Built a trusted brand, demonstrated by the fact that more than 80% of our Customers consent to participate in our research program;

•	Built a database consisting of more than four billion unique phenotypic data points from our Consenting Customers*;

•	Established research collaborations with universities, research institutions and pharmaceutical companies, including our exclusive collaboration with GSK; and

•	Published more than 180 papers in scientific journals.

*

When we refer to our “Customers,” we mean individuals who have registered a PGS kit and returned a saliva sample. “Consenting Customers” are Customers who have affirmatively opted in to participate in our research program.

Our Milestones

June 2014	We submit a 510(k) seeking premarket clearance for our Bloom Syndrome carrier test.

February 2015	FDA grants marketing authorization for our Bloom Syndrome carrier test pursuant to its de novo review standard.

April 2015	We launch our Therapeutics business.

June 2015	We celebrate one million Customers.

October 2015	We begin marketing our PGS health service in the U.S., which includes reports on carrier status, wellness, traits and ancestry.
April 2017	FDA grants marketing authorization for our GHR reports for ten disease conditions.

March 2018	FDA grants marketing authorization for our GHR report for BRCA1 (breast cancer gene 1) and BRCA2 (breast cancer gene 2) (selected variants).

July 2018	We enter into the drug target discovery, development and commercialization collaboration agreement with GSK.

October 2018	FDA grants marketing authorization for our pharmacogenetic reports, including our pharmacogenetics report for metabolism information of the CYP2C19 (liver enzyme) gene.

January 2019	FDA clears our GHR report for MUTYH-associated polyposis (“MAP”), a hereditary colorectal cancer syndrome.

May 2020	We celebrate 10 million Customers.

July 2020	First therapeutic asset resulting from the collaboration with GSK advanced to clinical trial.

August 2020	FDA clears our pharmacogenetics report for CYP2C19, modifying the labeling of the report authorized in 2018 to remove the need for confirmatory testing and allowing us to report interpretive drug information for two medications.

October 2020	We launch our 23andMe+ subscription service.

Behind Every Data Point is a Human Being

Big data is critical to unlocking the potential of the human genome. 23andMe uses big data to provide personalized health and ancestry information to customers today, and to identify promising new therapies to treat a wide range of diseases in the future. But, big data comes from individual people. We never lose sight of the individuals behind the data, and have made those individuals—our Customers—the core value in everything we do: Behind Every Data Point is a Human Being.

23andMe puts our customers in control of their data at every step of their experience with us. Transparency and choice are fundamental to the 23andMe experience. Customers decide what information they want to learn and what information they want to share, if any. We recognize that each Customer will make a personal choice about what information to learn from their 23andMe experience. Beyond learning about their genetic ancestry and trait information, Customers may opt-in to view their genetic health risk, carrier status, and wellness information. They also may opt-in to view more sensitive genetic health risk information, such as genetic risks for Parkinson’s disease or late-onset Alzheimer’s disease. Each such report requires a separate, affirmative opt-in. Additionally, Customers can separately opt-in to:

•	Participate in our genetic relative finder feature called DNA Relatives, where Customers can find genetic relatives among other 23andMe Customers who have also opted in to participate in the feature;

•	Participate in our research program, which is overseen by an independent institutional review board (“IRB”); and

•	Have their saliva sample biobanked by our contracted laboratory for future testing.

We do not default our Customers into any choice. The choices are each theirs to make. Customers are free to change their mind and can opt-out, discard their sample, download their data, and close their account at any time.

Security

We work vigilantly to keep our Customers’ data secure. We implement physical, technical, and administrative measures to prevent unauthorized access to or disclosure of Customer information, maintain data accuracy, ensure the appropriate use of information, and otherwise safeguard personal information. We have invested significantly over the course of many years in the security of our systems. Our practices include:

•

ISO/IEC 27001:2013 certification. Our information security management system, which protects 23andMe systems, has been certified under the globally recognized ISO/IEC 27001:2013, 27018 and 27701 standards after an extensive security audit.

•	Encryption. We use industry standard security measures to encrypt sensitive information both at rest and in transit.

•

Limited access to essential personnel. We limit access to our customers’ personal information to authorized personnel, based on job function and role. 23andMe access controls include multi-factor authentication, single sign-on, and a strict least-privileged authorization policy.

Collaboration with Our Customers

Our Customers actively engage with us to power our research. Approximately 80% of our 10.7 million Customers are Consenting Customers who have elected to participate in our research program. By participating in research, a Consenting Customer contributes their genotypic* and any phenotypic* information that they choose to provide to our research database. This consented collaboration with our Customers enables us to crowdsource billions of genotypic and phenotypic data points. We analyze hundreds of billions of associations each year, giving us a unique understanding of human biology, and enabling us to discover new insights. We report insights back to customers, giving them more information to help them understand their genetic risks and to manage their health. We believe that our database, which currently contains over one trillion genotypic and phenotypic data points, is the largest of its kind for research purposes in the world.

*

Genotypic data is information about the genetic makeup of each individual human being. Phenotypic data is information that Consenting Customers report to us, including through their responses to our online surveys, about their traits, conditions, diseases and other observable characteristics.

Every day, our Consenting Customers complete an average of 30,000 surveys online about their health, habits, ancestry, and traits. On average, a Consenting Customer who chooses to participate in research contributes to over 230 studies. This ongoing relationship with our Consenting Customers enables us to expand our database to discover promising targets for new therapies, with the goal of treating and preventing disease and improving public health.

We believe that our engagement with Consenting Customers creates unique advantages and opportunities, including an ability to re-contact these engaged Customers for purposes such as rapid recruitment for clinical trials based on specific genetic or phenotypic information they have provided to us. We believe that our huge re-contactable database enables us to make drug target identification and drug development more efficient. A recent example of our ability to rapidly recruit was our 2020 COVID-19 research study. We recruited 750,000 Consenting Customers in the first 90 days, and we received responses from over one million Consenting Customers. This study led to the development of our COVID-19 Severity Calculator, which provides insights for our Customers on risk factors for developing more severe infections and hospitalization related to COVID-19.

Collaboration with GSK

In July 2018, we entered into the GSK Agreement, and GSK made a $300 million investment in us on the same date. The GSK Agreement provides for an initial four-year exclusive collaboration for drug target discovery, development, and commercialization (the “Discovery Term”). GSK agreed to pay us $25 million per year for the initial four years of the Discovery Term, and has the right to extend the Discovery Term for a fifth year upon payment of an additional $50 million. To date, GSK has paid us $75 million, and the final $25 million for the fourth year of the Discovery Term is payable in July 2021. The GSK Agreement has enabled us to expand our research, discovery, development and ultimate commercialization efforts. Our collaboration with GSK combines the resources of our two companies to accelerate the identification of new therapeutic targets, conduct joint research, development, and commercialization of drugs that are jointly selected based on the strength of the biological hypothesis, the possibility to find a new therapy, and clinical need. We are working together with GSK on 39 novel drug targets as of March 31, 2021.

The GSK Agreement contemplates that once a promising drug target has been identified, each party will contribute 50% of the costs to further research and development efforts. Each company has the right, at the time of target identification to opt out of the equal funding, and, at specified development milestones, either to opt out of further funding or to reduce its funding share for the development program applicable to that drug target. These rights provide us with financial flexibility to advance programs in a 50-50 cost sharing or, alternatively, to opt-out at the target identification stage, or at later stages either to opt out or to reduce our funding participation.

If a party opts out or reduces its funding participation for a particular program, it will not share equally in the profits generated by the successful commercialization of that program. Instead, it will be eligible to receive royalties if the program results in a product that is successfully commercialized. The royalty rates vary according to the time at which the party exercised its opt out right or reduced its funding share, as well as other factors, including net sales of a commercialized product on a country by country basis. For successfully commercialized products as to which royalties are applicable, the term of such royalties would begin on the first commercialization date and, in general, would end when all applicable patent protection with respect thereto has expired. To date, all of the programs are at early stages and no products have yet been commercialized. We cannot predict if or when any royalties may ultimately become payable, or the duration or other terms applicable to any such possible royalties.

Each party granted to the other party reciprocal, non-exclusive licenses to its background technology and to technology created in the course of the collaboration, in order to enable the parties to work together to identify and evaluate targets, and once targets are identified for development, to collaborate on such development and commercialization of a product that is successfully developed. These rights apply to the background technology applicable to, and the technology created in the course of developing, the 39 collaboration programs currently in early stage development. After the Discovery Term, each party may use and sublicense technology created in the course of the development, subject to compliance with applicable legal constraints and the specific limitations of any applicable consents.

The GSK Agreement may be terminated during the Discovery Term by mutual consent of the parties, or by either party in the event of a material breach or material adverse effect of the other party, and for specific programs, by the lead party for such program (or in the case of programs as to which one party has opted out, by the other party if it has continued such program on its own). Following expiration or termination of the Discovery Term, the GSK Agreement remains in effect with regard to any development programs being pursued at such time, and, if any resultant products are commercialized, with respect to the commercialization and applicable profit sharing or royalty provisions that apply to such commercialized products. The licenses that each party has granted to the other will generally survive until the date that no further profit-sharing or royalties are owed for any products under such programs, or the earlier termination of any development program.

Our Platform

We believe that the unique integration of our consumer and therapeutics businesses gives us an advantage stretching from research through commercialization of therapeutic drugs. It enables us to actively engage with our Consenting Customers, to continually increase the size and diversity of our database, and to discover new therapies, genetic insights and products that can be provided back to our customers.

Consumer & and Research Services

Personal Genome Services

23andMe is the first direct-to-consumer genetic testing company to include FDA-authorized genetic health risk, carrier status, and pharmacogenetic reports. Our PGS health reports are designed to promote appropriate clinical follow-up on important genetic results, increase awareness of nongenetic health risk factors, encourage customers to seek recommended screenings, such as mammograms and heart health tests, and educate customers on the benefits of healthy lifestyle habits.

In addition to consumers purchasing for their own use, our PGS service is a popular gift that has been highlighted on Amazon’s Prime Day and in numerous holiday gift giving guides. We have designed our PGS platform to offer several services and give customers choices of what information they want to learn from their genetics. Our PGS service is available for purchase on our website, 23andMe.com, or, in the U.S., the United Kingdom, and Canada, through Amazon.com.

In the U.S., we offer two PGS services, as well as our 23andMe+ subscription service, which was launched in October 2020:

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Ancestry + Traits. This is our base service, which provides customers information about their genetic ancestral origins and how genetics may influence over 30 traits, such as earlobe type or misophonia, and includes a tool that enables customers who choose to opt in to connect with genetic relatives that are also customers of 23andMe.

•

Health + Ancestry. This builds upon our Ancestry + Traits Service to also provide reports relating to a customer’s health predisposition (including for BRCA1/BRCA2 (selected variants) and late-onset Alzheimer’s disease), carrier status (including for cystic fibrosis and hereditary hearing loss), wellness (including for deep sleep, lactose intolerance and genetic weight), and carrier status reports. Ancestry + Traits Service customers can upgrade to the Health + Ancestry Service for a fee.

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23andMe+ Subscription. We launched our subscription service add-on to our Health + Ancestry Service in October 2020. This service provides customers with additional health reports, including pharmacogenetic reports, personalized risk reports based on 23andMe research, and advanced ancestry and health features, including insights relating to reproductive health, sleep, and diet.

Outside of the U.S., the Health + Ancestry Service and Ancestry + Traits Service are available in Canada, the United Kingdom, Ireland, Denmark, Sweden, The Netherlands and Finland. The Ancestry + Traits Service is available in 41 additional countries.

Our Research Platform

We use our research platform to perform research services. Our research enables us to discover novel potential new therapies for unmet medical needs and to gain new insights that we can share with our Customers. Our research is based on the information that our Consenting Customers allow us to use for this purpose. Consenting Customers also participate in our online surveys and provide us with additional information about their habits, traits, characteristics, and lifestyles. This genotypic and phenotypic data enables us to perform Genome Wide Association Studies (“GWAS”) and Phenome Wide Association Studies (“PheWAS”).

A GWAS begins with a phenotype of interest; this may be a particular trait, a symptom or a disease. We then systematically analyze the entire genome to determine whether this phenotype of interest is associated with any identified genetic variants. An example would be to examine whether a particular genetic variant shows up with more frequency in individuals who have sleep apnea than in individuals who do not have sleep apnea. A PheWAS may begin with either a genotype or a phenotype of interest. An example would be to examine a genetic variant that is associated with sleep apnea and then determine whether other phenotypes—for example, asthma—also show a statistically significant association with that genetic variant.

Our Consenting Customers have contributed over four billion phenotypic data points, creating what we believe to be the largest database of its kind for research in the world. Many Consenting Customers who participate in our research programs have conditions of significant research interest or have genetic variants known to be associated with a specific condition. We apply machine learning and other analytic techniques in performing GWAS and PheWAS, enabling us to discover insights into whether and how particular genetic variants affect the likelihood of individuals developing specific diseases. These insights can reveal which genes are involved in the development of disease, and may highlight opportunities to develop a drug to treat or cure that disease.

Our Strategy

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Building the most trusted brand in digital health. Our customers are our partners. We seek to empower them with knowledge that will help them, and ultimately will help everyone, to live happier, healthier and longer lives. We rely on the trust of our customers, we respect their choices about their data and we work every day to earn and keep their trust.

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Revolutionizing healthcare. Traditional healthcare is impersonal, difficult and frustrating for consumers, and focuses on treatment and not prevention of disease. We believe that our customer-centric, personalized model has the power to radically shift traditional healthcare to a new focus on individualized care and prevention. Our trusted brand, millions of engaged customers and unique database of genetic and phenotypic information provide opportunities for expansion into new and innovative healthcare models that will drive future growth. Those opportunities include product enhancements such as our proprietary polygenic risk scores, new product offerings aimed at extending our personalized and customer-centric philosophy to primary healthcare, and potential acquisitions of other consumer-oriented healthcare businesses.

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Scaling research. Our research platform is based on a continually growing database of genotypic and phenotypic information. Our database allows us to conduct analyses in a multi-directional fashion, by searching for genetic signatures of particular diseases or the likelihood of a particular genetic variant causing disease in a particular individual or group of individuals who share the same trait. Our platform enables us to rapidly and serially conduct studies across an almost unlimited number of conditions at unprecedented statistical power, yielding insights into the causes and potential treatments of a wide variety of diseases.

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Efficiently develop novel therapeutics. We believe that our research platform enables us to rapidly identify genetically validated drug targets with improved odds of clinical success. With our state-of- the-art bioinformatics capabilities, we analyze the trillions of data points in our database, optimizing the use of our resources, to genetically validate drug targets, inform patient selection for clinical trials and increase the probability of success of our programs. We plan to advance new drugs through the rapid selection of those with compelling clinical promise.

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Maximizing our collaborations. Since inception we have worked with researchers in academia and in biopharma to demonstrate the quality and power of our database and advance discoveries, resulting in more than 180 published papers. Our collaboration with GSK further validates our drug discovery approach and expands our reach through GSK’s size and deep expertise. We plan to continue to leverage synergistic relationships to advance the development of our own, as well as our jointly owned, clinical programs.

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Dreaming Big. We have a founder-led, inclusive, entrepreneurially inspired and scientifically rigorous approach to all we do. Our smart, team-spirited, customer-first, and data-driven people make the difference. We plan to continue to expand our team and advance our mission to help people, learn, understand and benefit from the human genome.

Our Market Opportunity

Consumer & Research Services

Personal Genome Services

We are seeking to disrupt the healthcare system by providing a personalized health and wellness experience to our Customers. A 2020 study of more than 1,000 US consumers by Redpoint Global/Dynata indicates that 75% of consumers wish that their healthcare experience could be more personalized. We believe that this study demonstrates a vast need, and potential market, for our products and services. As of December 31, 2020, we had over 10.7 million Customers. We believe that we are empowering our Customers to take control of their health and manage and potentially prevent disease by providing them with detailed information about their genetic risks.

Historically, the practice of medicine has been reactive, where doctors treat patients only after the patients develop symptoms of disease, with a lack of a focus on prevention. Until they develop a condition, patients are treated similarly based upon standard phenotypic data points such as age, gender, family history, weight, and other observable factors. This approach shortchanges patients. It doesn’t treat them as individuals and often ignores their individual needs. It also misaligns incentives, because the healthcare system only makes money when patients are sick; it is not set up to help people stay well. We want to change these incentives and create a system that rewards personalization and prevention in healthcare.

We believe that our ability to analyze genetic information and provide personalized reports on genetic variations that are known to be associated with important health conditions empowers our Customers. Armed with this personalized information, our Customers have the ability to make informed, proactive decisions about their health and their lives. Our studies show that Customers make positive health changes after receiving their PGS results. In a 2019 survey designed by 23andMe and M/A/R/C® Research, we asked Health + Ancestry Service Customers about the overall impact of their 23andMe experience, regardless of their results. Among those who responded to the survey*:

•	76% said they made one or more changes related to health;

•	55% reported healthier eating habits;

•	50% reported that they had adopted a healthier lifestyle generally;

•	45% said they were exercising more; and

•	42% said they were getting more sleep or rest.

*	Based on 2019 online survey, designed by 23andMe and M/A/R/C Research, of 1,046 Health + Ancestry Service customers

We expect to continue to develop and provide to our Customers new reports, including reports on cancer risk, diet, reproductive health, fitness and injuries, sleep, pharmacogenetics, and autoimmune conditions.

Additionally, we believe that direct-to-consumer (“DTC”) genetic health testing is gaining wider acceptance by physicians in the U.S. A survey completed by 1,000 U.S. primary care physicians (“PCPs”) found PCPs to be more than twice as likely to be comfortable discussing benefits, risks and limitations of genetic health testing, as well as interpreting and discussing results of a genetic test than they were two years ago. The report also found 80 percent of PCPs are open or likely to recommend DTC genetic testing for health if asked about it by their patients. A 2018 report from Health Affairs found that 70% of PCPs believe that genetic testing will improve clinical outcomes.1

We believe that we can be a partner to our Customers in pursuing a healthier lifestyle. We expect to continue to invest in expanding our PGS offerings and marketing our PGS to customers, and that as we attract more Customers, we will benefit from the network effect created by an increasing cohort of Customers who recommend our PGS to their families and friends.

23andMe+ Subscription Service

In October 2020, we launched the 23andMe+ subscription service, an annual membership that provides customers with over 10 exclusive reports and features. This subscription is an add-on to our Health + Ancestry Service. 23andMe+ provides customers with additional health reports, including three FDA-authorized pharmacogenetics reports, as well as personalized risk score reports based on 23andMe research. These new risk scores can help Customers understand their genetic risks for atrial fibrillation, coronary artery disease, LDL cholesterol and hypertension and migraine, and provide them with information on preventing and managing these conditions. 23andMe+ also provides customers with advanced ancestry-related features, such as enhanced tools and filters for finding genetic relatives. We are continually investing in new reports and features to provide to subscribers, and expect to add new reports for subscribers based on genetic insights from our research, including insights into cancer risk, reproductive health and diet. We believe the 23andMe+ subscription will enhance Customer engagement as subscribers receive new content with discoveries about themselves throughout the subscription period and meaningful and customized information to help them lead healthier lives.

Therapeutics

Overview

At 23andMe, we believe our research platform can help discover novel treatments for patients with serious unmet medical needs. Our scale, which enables us to conduct real-time genetics health research, provides opportunities for novel discoveries in many therapeutic areas, including oncology, immunology, cardiovascular and metabolic disease and neurology. We have approximately 100 scientists on our Therapeutics team with capabilities for drug and antibody discovery, as well as for the early phases of drug development.

The traditional drug development process is costly and inefficient. The average per drug cost to develop a new drug is $2.6 billion dollars. On average it takes seven years for a drug candidate to progress to submission of an Investigational New Drug Application (“IND”), and nearly ninety percent of drug candidates fail and are never approved.

Our Solution

We believe our research platform can transform the process of drug development. Genetic data can significantly improve our understanding of diseases, their pathways and mechanisms, leading to the design and development of more targeted medicines. Use of genetic data in selecting drug targets can increase both the probability of success in a particular indication and avoid unwanted safety risks. Some published studies predict

[1]	Health Affairs, “Views Of Primary Care Providers On Testing Patients For Genetic Risks For Common Chronic Diseases” (Volume 37, May 2018).

that selecting genetically supported drugs could double the success rate in clinical development and impact the successful development of new drugs.

The scale of our database provides us with a unique opportunity to pursue genetically targeted drug discovery by enabling us to:

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Query data that enable us to identify a statistically meaningful number of individuals who report having a particular disease, which we then use to determine whether the presence or absence of a particular genetic variant increases or decreases the likelihood of developing the disease;

•	Pursue novel associations instead of developing “me too” drugs;

•	Conduct discovery at scale—significant number of novel associations from a diverse range of people;

•	Improve target selection to discover safer, more effective “precision” medicines.

•	Support identification of patient subgroups that are more likely to respond to targeted treatments; and

•	More quickly identify and recruit patients for clinical studies from our re-contactable database.

Given the large-scale of the research database, we are able to identify large numbers of individuals who self-report having certain diseases, as shown in the figure above. By combining information regarding disease status with genetic data, we identify potential drug targets by conducting GWAS, in which we test inherited genetic variants for association with each disease. New programs are identified through GWAS associations, the number and statistical significance (expressed generally in terms of “p-value”) of which increase as the size of our database grows, as shown in the figure below.

Our database scale enables us to conduct genetics research across multiple diseases based on genotypic and phenotypic data in both European and non-European populations for diseases with a greater than 0.1% prevalence in the population. We expect to be able to also identify diseases with a lower prevalence as our database grows and our computational methods continue to advance. Phenotypes in our database cover common and rare diseases which provides us with an understanding of disease mechanisms across multiple phenotypes and can help us identify potential safety concerns at an early stage.

Our Therapeutics Pipeline

We Have Generated a Deep Pipeline Across Multiple Therapeutic Areas(1)

(1)	Pipeline as of March 21, 2021.

We are building a pipeline across multiple therapeutic areas including Immuno-oncology (“IO”), autoimmune and inflammatory diseases and cardiovascular/metabolic disorders. For example, our most advanced program is in IO, and is being pursued in collaboration with GSK. We discovered that targets of existing major IO therapies have a unique genetic signature in our database, based on associations with autoimmune disease in one direction and cancer in the other. We used this signature to analyze our database for novel IO targets that are primarily expressed in immune cells and cancers. We identified that the CD226 pathway has a genetic IO signature and this pathway plays an important role in regulating Natural Killer (“NK”) and T-cell function. We selected CD96, a critical component of the CD226 pathway, because it is a protein that can suppress T-cell and NK cell activation in tumors. By disrupting the interaction between two proteins, CD96 and CD155, the antibody, GSK’608, has the potential to promote immune cell activation and anti-tumor activity. The Phase 1 program, led by GSK, began enrollment in 2020. We anticipate initiating combination dosing with an anti-PD-1 therapy later this year.

In addition to the collaboration with GSK, we have several proprietary programs. Our second most advanced program, P006, also in IO, is wholly owned by 23andMe. We anticipate advancing P006 into clinical trials by the end of our fiscal year 2022. Our P006 antibody blocks the suppression of T-cells by tumors and reactivates their immune response. We have seen a rapid acceleration in the discovery of genetically identified disease targets from the database and anticipate continued growth in the future. This graph (figure) plots the number of actual genetically validated targets as of March 31, 2019, March 31, 2020 and December 31, 2020.

We have the opportunity to collaborate with, or out-license our wholly-owned programs to third parties. For example, in early 2020, we signed a strategic agreement with Almirall, S.A. (“Almirall”), a medical dermatology company, to out-license our bispecific monoclonal antibody designed to block all three members of the IL-36 cytokine subfamily. IL-36 is a part of the IL-1 cytokine family, which is associated with multiple inflammatory diseases, including various dermatological conditions. Our agreement with Almirall provides Almirall with the right to develop and commercialize the antibody for worldwide use, in exchange for royalties.

Manufacture/Supply

For our PGS, we do not have in-house manufacturing capabilities and do not plan to develop such capacity in the foreseeable future. We do have a quality system that is compliant to 21 C.F.R. Part 820 for the regulated activities that are performed by us. We rely on third party suppliers, which we have qualified in accordance with our quality system to provide materials (such as our saliva collection kits, bead chips, reagents or other materials and equipment used in our laboratory operations) and services. Currently, we rely on a sole supplier to manufacture our saliva collection kits. If we were to change the design of certain of the materials which we rely on, such as our bead chip or our saliva collection kit, we may need to seek additional premarket review from the FDA. Should we seek to utilize additional laboratories, prior to utilizing their services for our U.S. customers the laboratories would need to obtain appropriate Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certification and state licensure (if required) including the validation of its testing services in accordance with FDA and CLIA regulations and expectations.

For Therapeutics, we do not have capability nor do we plan to develop current good manufacturing practices (“cGMP”) capacity for the manufacture, or supply of clinical therapeutics for our clinical trials nor for commercialization. We oversee the development of, and rely on third party suppliers to provide cGMP material for our planned clinical studies and will continue to work with contract manufacturers to improve process requirements to enable continued progress through clinical development to commercial medicines.

Technology

Our PGS is a non-invasive genetic information service that provides qualitative genotyping data to individuals. The core components of the PGS consist of an FDA-cleared saliva collection kit; custom genotyping chip; laboratory procedures, equipment and analysis; and proprietary result-reporting software.

After placing an order, the customer receives by mail an Oragene®•Dx saliva collection kit. The saliva collection kit includes a sample collection tube with a unique barcode printed by the manufacturer, funnel, preservative solution, instructions for use, and pre-paid packaging for returning the sample to the processing laboratory.

Once the saliva sample is received by the laboratory, DNA extraction and quantification steps occur. Samples meeting a minimum DNA concentration of 15 ng/µL are processed and prepared for amplification and BeadChip addition. The custom Illumina Infinium® BeadChip genotyping chip is designed to detect >600,000 specific single nucleotide polymorphisms (“SNPs”), as well as other genetic variants; all markers refer to specific positions in the National Center for Biotechnology Information reference human genome.

BeadChips are read by the Illumina iScan® system, which is a laser-based, high-resolution optical imaging system. The instrument reads BeadChips by employing red and green lasers to excite the fluorophores of the allele-specific extended products found on the beads. Light emissions from these fluorophores are then recorded in high-resolution images of each BeadChip section. Data from these images are analyzed to determine genotypes using Illumina’s GenomeStudio® software package. GenomeStudio is a modular software application that allows viewing and analyzing of genotypic data obtained from the iScan.

The iScan software uses the dmap file to associate signal intensity measured by the iScan Reader with bead type. The algorithm uses sequential hybridizations of dye-labeled oligonucleotides, or decoders, complementary to bead sequences to create a combinatorial decoding scheme for arrays. The approach uses sequences designed to hybridize to a defined target with high specificity. It is capable of decoding, with high accuracy, many thousands of bead types. Each bead type is defined by a unique DNA sequence that is recognized by a complementary decoder. Raw genotypes are determined using the GenomeStudio software package.

The genotype content is separated, analyzed, and integrated into predefined report templates specific for each condition associated with each genotype. The Company’s proprietary Coregen software conducts a variety of control checks on the file, resulting in a final analytical genotype profile for each customer sample. The Coregen data is then used to generate unique GHR reports that are based on information from reported scientific findings on genotypes. Genetic results are returned to the Customer in a secure account on the 23andMe website or through the 23andMe mobile application.

Our Competitive Strengths

We aim to harness the power of genetics to empower Customers to understand and manage their health-related risks, live healthier lives and choose to partner with us by participating in our research. We believe we have unique capabilities and assets that will enable us to succeed in expanding our engagement with Customers and in using our crowdsourced database to discover and develop novel therapeutics to treat unmet medical needs.

•	Our platform is uniquely capable of creating Customer engagement. PGS provides Customers with unique insights into their genetic ancestry, traits, and health risks. We offer Customers the opportunity to find relatives through our DNA Relatives feature and to participate in research by providing answers to survey questions about their health. Seven million of our Customers logged in to their 23andMe account in 2020.[2]

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Our unique database includes over 1 trillion genotypic and phenotypic data points. We believe we are the only company with a crowdsourced database of information from Consenting Customers. This huge database enables us to conduct research at an unprecedented scale to develop novel insights for our customers and to discover and develop new therapies.

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Big data and machine learning approaches add diversity to our pipeline. Our ability to synthesize and process billions of genotypic and phenotypic data points to generate multiple customer insights and therapeutic targets across multiple disease areas provides diversity to our pipeline.

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Regulatory expertise that will help inform future clinical product development. Having been the first company to have ever obtained FDA marketing authorization for an over-the-counter genetic test and the only company to have obtained marketing authorization for multiple indications for over-the-counter genetic testing, we believe we have developed valuable core capabilities that will facilitate future product development to regulatory approval. We believe this capability will help inform future development of other consumer health offerings, including digital health applications.

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Transformational collaborations with industry leaders validate our platform. Our collaborations with industry leaders such as GSK validate our unique approach to genetic-based discovery and development. We will continue to seek opportunities to optimize our ever-growing database to drive product and therapeutic development and commercial success.

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Strong intellectual property protects our genetic platform and its applications. As of December 31, 2020, we had 34 pending utility patent applications and 34 issued utility patents as of that date, covering improvements in algorithms for processing genetic data, methods of analyzing genetic data, systems for analyzing genetic data, graphical user interfaces associated with customer facing products and content, and other applications. We have 10 issued design patents and four pending design patent applications as of December 31, 2020. In addition we have established strong brand recognition, which is protected by our trademark and copyright registrations.

Competition

Consumer (PGS)

The number of companies entering the personal genetics market with offerings similar to our direct-to-consumer PGS continues to increase. We also face competition from other companies attempting to capitalize on the same, or similar, opportunities as we are, including from existing diagnostic, laboratory services and other companies entering the personal genetics market with new offerings such as direct access and/or consumer self-pay tests and genetic interpretation services. Some of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than we have. Our competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract customers away from our services and reduce our market share. We believe that our ability to compete successfully will depend on the following factors:

•	the size of our Customer base;

•	the timing and market acceptance of products and services, including the developments and enhancements to those products and services, offered by us or our competitors;

[2]	23andMe data on file.

•	customer service and support efforts;

•	selling and marketing efforts;

•	ease of use, performance, price and reliability of solutions developed either by us or our competitors; and

•	our brand strength relative to our competitors.

Therapeutics

Our therapeutics business faces substantial competition from larger, more established pharmaceutical and biotechnology companies with marketed products that have been accepted by the medical community, patients, and third-party payors, as well as smaller companies in our industry that have successfully identified and developed drugs. Our ability to compete in this industry may be affected by the previous adoption of such products by the medical community, patients, and third-party payors.

We recognize that other companies, including larger pharmaceutical and biotechnology companies, may be developing or have plans to develop drugs that may compete with ours. Many of our competitors have substantially greater financial, technical, and human resources than we have. In addition, many of our competitors have significantly greater experience than we have in undertaking preclinical studies and human clinical trials of drugs, obtaining FDA and other regulatory approvals of drugs for use in healthcare and manufacturing, and marketing and selling approved drugs. Our competitors may discover, develop or commercialize products or other novel technologies that are more effective, safer or less costly than any that we are developing. Our competitors may also obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for any drug that we develop.

We anticipate that the competition with our drug will be based on a number of factors, including product efficacy, safety, availability, and price. The timing of market introduction of any successful drug and competitive drugs will also affect competition among products. We expect the relative speed with which we can develop drugs, complete the clinical trials and approval processes, and supply commercial quantities of such drugs to the market to be important competitive factors. Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, protect our intellectual property, and to secure sufficient capital resources for the period between target identification and commercial sales of the resulting drug.

Intellectual Property

Since inception, we have considered our intellectual property (“IP”) as a critical part of our mission. We make every effort to protect our IP, and as of January 21, 2021, have built an extensive patent estate owned by 23andMe, as summarized below:

Consumer (PGS) Patent Estate

Our PGS patent estate consists of 45 granted U.S. patents, which include 35 utility and 10 design patents that cover technologies that include graphical user interfaces, aspects of algorithms for processing genetic data, computer implemented inventions, bioinformatics, and genotyping. Included in these are patents that relate to the following PGS services: (i) six design and 25 utility patents relate to our Ancestry + Traits service, (ii) eight design and four utility patents relate to our Health + Ancestry service, and (iii) three utility patents relate to our 23andMe+ service. The PGS patent estate also includes 38 U.S. pending patent applications, which include five design, 30 utility, two Patent Cooperation Treaty (“PCT”) applications, and one European patent application. Included in these are applications that relate to the following PGS services: (i) four design and 29 utility applications relate to our Ancestry + Traits service; (ii) four design and 30 utility applications relate to our Health

+ Ancestry service; and (iii) five utility applications relate to our 23andMe+ service. The two PCT applications and the one European application relate to both our Ancestry + Traits and Health + Ancestry services.

Our PGS patent portfolio has expected expiration dates ranging from about 2028 to about 2041.

Therapeutics Patent Estate

Our therapeutics patent estate consists of 18 pending U.S. utility and foreign utility patent applications, which include five U.S. utility and 13 foreign utility patent applications, covering key areas of our past and current therapeutic development candidates. These applications include those in the following jurisdictions: the PCT, Gulf Cooperation Council, Argentina, Venezuela and Taiwan. The subject matter of the therapeutics patent portfolio relates to our immuno-oncology and inflammatory disease therapeutic areas. Our therapeutic patent portfolio has expected expiration dates ranging from about 2039 to about 2042.

Please note that we cannot be sure that patents will be granted with respect to any patent applications we have filed or may file in the future, and we cannot be sure that any patents that have been granted or may be granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology.

We also appropriately guard our company trade secrets and know-how to maintain our business advantage, and seek to identify and obtain third party licenses where useful. In circumstances where we rely on trade secrets or proprietary know-how to protect our technology, we seek to protect such IP, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, partners and advisors. We also internally designate levels of sensitive information with certain groups within the company. We also seek to preserve the integrity and confidentiality of our trade secrets or proprietary know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets or proprietary know-how may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and product candidates, please see the section titled “Risk Factors—Risks related to our intellectual property.”

Government Regulation

Consumer (PGS) Business

Certain of our genetic health risk, carrier status, and pharmacogenetic reports are subject to regulatory oversight by the FDA under provisions of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and regulations thereunder, including regulations governing the development, marketing, labeling, promotion, manufacturing, distribution, and export of diagnostic products. The third party laboratories that we contract with to perform the laboratory portions of our service are subject to oversight by the Centers for Medicare and Medicaid Services (“CMS”) pursuant to CLIA, as well as agencies in various states, including New York. We are subject to many other federal, state and foreign laws, including anti-fraud and abuse, anti-kickback and patient privacy. Failure to comply with applicable requirements can lead to sanctions, including withdrawal of products from the market, recalls, refusal to authorize government contracts, product seizures, exclusion from participation in federal and state healthcare programs, civil money penalties, injunctions, and criminal prosecution.

Regulation of In Vitro (“IVD”) Diagnostics and Medical Devices

IVDs are regulated by the FDA in the U.S. as medical devices in accordance with the FDCA and its implementing regulations. The FDCA and its implementing regulations govern the development, testing, manufacturing, labeling, advertising, marketing and distribution, and market surveillance of our medical devices.

Medical devices must undergo premarket review prior to commercialization unless the device is exempt from such review or was in commercial distribution prior to May 28, 1976 (referred to as a “pre-amendment” device).

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For devices that require submission of a 510(k) premarket notification, the regulatory process requires the applicant to demonstrate that the device to be marketed is at least as safe and effective as, that is, substantially equivalent to, a legally marketed predicate device. The applicant must submit information that supports its determination that its subject device is substantially equivalent to a legally marketed predicate device. 510(k) premarket notifications do not generally require clinical data. The 510(k) premarket notification pathway generally takes from three to nine months from the date the application is accepted for review but can take longer.

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For devices that require approval of a premarket application (“PMA”) approval, the PMA process requires the applicant to provide clinical and laboratory data that establishes that the new medical device is safe and effective. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). PMA applications generally require extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation (21 CFR Part 820) (“QSR”), which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. The average review time for a PMA application is 1 to 2 years but can take longer.

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Novel device technologies, including novel device changes, that have not been previously classified by FDA and for which there is no suitable predicate device are considered Class III “by default” under the FDCA. Although high-risk devices formally classified by FDA as Class III require FDA approval via the PMA process, novel devices that are Class III “by default” may be eligible for authorization by FDA via the De Novo pathway. To obtain marketing authorization via the De Novo pathway, the applicant must show that the subject device is low to moderate risk, such that it can be reclassified as Class I or Class II. The De Novo request pathway usually requires more testing data than a 510(k), and often requires clinical data. The average review time for a De Novo request is 9 to 12 months but can take longer.

Should a company need clinical data to support a premarket application, FDA regulates clinical investigations through its Investigational Device Exemption (“IDE”) regulations 21 C.F.R. Part 812. Clinical investigations of devices that are of a significant risk require pre-approval from FDA. Investigations of devices that are of a non-significant risk do not require FDA pre-approval; however, an Institutional Review Board (“IRB”) must agree that the study is of a non-significant risk. In addition, certain clinical investigations are exempted from IDE regulations including investigations of IVDs so long as certain criteria are met. The IDE regulations place specific requirements on sponsors and investigators of clinical studies including reporting to FDA certain adverse events and recordkeeping to demonstrate compliance with the regulations. FDA can conduct periodic, unannounced inspections of sponsors and investigators to evaluate compliance with the IDE regulations. Failure to comply with the IDE regulations can subject the sponsor and investigator to administrative enforcement proceedings, civil penalties, and/or criminal penalties.

We utilized the 510(k) and De Novo pathways to seek authorization from the FDA for those aspects of the PGS products that are medical devices. Specifically, the FDA granted our first De Novo authorization to market our PGS product for Over-the-Counter Carrier testing for Bloom Syndrome in February of 2015. Since 2015, we received three additional FDA De Novo Authorizations for Over-the-Counter Genetic Health Risks, BRCA1/BRCA2 Selected Variants and Pharmacogenetic Metabolism Information as well as two FDA 510(k) Clearances for MUTYH and Pharmacogenetic Drug Response Information. The regulations governing our authorizations and clearances place substantial restrictions on how our PGS service is marketed and sold, specifically, requirements on pre-purchase information we must provide to consumers and special controls we must comply with due to the over-the-counter nature of our PGS product. We may develop new diagnostic products and services that are regulated by the FDA as medical devices, or make changes to our medical devices that trigger a premarket submission that requires clinical data. The regulatory review and approval process for medical devices can be costly, timely, and uncertain. This process may involve, among other things, successfully completing additional clinical trials and submitting a premarket 510(k) notice, De Novo submission, or filing a premarket approval (PMA) application with the FDA. If premarket review is required by the FDA, there can be no assurance that our tests will be cleared, authorized, or approved on a timely basis, if at all. In addition, there can be no assurance that the claims we propose to FDA for clearance, authorization, or approval will be cleared, authorized, or approved by FDA.

We consider certain of our Wellness reports and Polygenic Risk Score reports to be either not medical devices under the FDCA or to be medical devices subject to FDA enforcement discretion in accordance with FDA’s General Wellness: Policy for Low Risk Devices (issued July 29, 2016 and revised September 27, 2019). Using a risk-based approach, FDA’s policy established a group of devices that meets the definition of a medical device but will not be subject to the requirements of the FDCA. It is possible in the future that the FDA may disagree that some or all of our Wellness or Polygenic Risk Score reports are subject to regulation under the FDCA and could thus subject us to enforcement action and penalties. We consider our COVID-19 Severity Calculator to be a medical device that is subject to FDA enforcement discretion in accordance with FDA’s Policy for Device Software Functions and Mobile Medical Applications (issued September 27, 2019). Using a risk-based approach, FDA’s policy established a group of software that meets the definition of a medical device but will not be subject to the requirements of the FDCA. It’s possible that the FDA may disagree that our COVID-19 Severity Calculator is subject to enforcement discretion and could thus subject us to an enforcement action and penalties. If this were to occur, we will likely have to utilize the premarket pathways described above or seek FDA authorization through the Emergency Use Authorization (“EUA”) pathway in order to market the COVID-19 Severity Calculator. If we utilize the EUA pathway, the authorization to market the software application will terminate once the Secretary of the Department of Health and Human Services (“HHS”) declares the COVID-19 emergency over.

Both before and after a medical device is commercially released, we have ongoing responsibilities under FDA regulations which can increase the cost of conducting our business. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers’ required reports of adverse experiences and other information to identify potential problems with marketed medical devices. We are also subject to periodic inspection by the FDA for compliance with its Quality System Regulation (21 CFR Part 820) (“QSR”), among other FDA requirements, such as requirements for advertising and promotion of our devices. Our manufacturing operations, and those of our third-party finished device manufacturers, are required to comply with the QSR, which addresses a company’s responsibility for product design, testing and manufacturing quality assurance and the maintenance of records and documentation. The QSR requires that each manufacturer establish a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures relating to the devices. QSR compliance is necessary to receive and maintain FDA clearance or approval to market new and existing products and is also necessary for distributing in the U.S. certain devices exempt from FDA clearance and approval requirements. The FDA conducts announced and unannounced periodic and on-going inspections of medical device manufacturers to determine compliance with the QSR. If in connection with these inspections the FDA believes the manufacturer has failed to comply with applicable regulations and/or procedures, it may issue inspectional observations on Form FDA-483 (“Form 483”) that would necessitate prompt corrective action. If FDA inspectional observations are not addressed and/or corrective action is not taken in a timely manner and to the FDA’s satisfaction, the FDA may issue a warning letter (which would similarly necessitate prompt corrective action) and/or proceed directly to other forms of enforcement action, including the imposition of operating restrictions, including a ceasing of operations, on one or more facilities, enjoining and restraining certain violations of applicable law pertaining to products, seizure of products, and assessing civil or criminal penalties against our officers, employees or us. The FDA could also issue negotiate the entry of a consent decree of permanent injunction with us. The FDA may also recommend prosecution to the U.S. Department of Justice (“DOJ”). Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products and could have a material adverse effect on our business, financial condition and results of operations.

Corruption

In situations involving healthcare providers employed by state-funded institutions or national healthcare agencies, violation of the local anti-kickback law may also constitute a violation of the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA prohibits any U.S. individual, business entity or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the Securities and Exchange Commission (“SEC”) to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions and its anti-bribery provisions.

Laboratory Certification, Accreditation and Licensing

We and our third party laboratories are also subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. Virtually all clinical laboratories operating in the U.S. must be certified by the federal government or by a federally approved accreditation agency. Federal CLIA requirements regulated by the CMS and laws of certain states, including those of California, New York, Maryland, Pennsylvania, Rhode Island and Florida, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records. CLIA provides that a state may adopt different or more stringent regulations than federal law and permits states to apply for exemption from CLIA if the state’s laboratory laws are equivalent to, or more stringent than, CLIA. For example, the State of New York’s clinical laboratory regulations, which have received an exemption from CLIA, contain provisions that are in certain respects more stringent than federal law. Therefore, as long as New York maintains a licensure program that is CLIA-exempt, we will need to comply with New York’s clinical laboratory regulations in order to offer our clinical laboratory products and services in New York. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with tests classified as “high complexity,” “moderate complexity,” or “waived.” Laboratories performing high-complexity testing are required to meet more stringent requirements than moderate-complexity laboratories. Laboratories performing only waived tests, which are tests determined by the FDA to have a low potential for error and requiring little oversight, may apply for a certificate of waiver exempting them from most CLIA requirements.

We have current certificates to perform clinical laboratory testing. Clinical laboratories are subject to inspection by regulators and to sanctions for failing to comply with applicable requirements. The sanctions for failure to comply with CLIA requirements include suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business; cancellation or suspension of the laboratory’s approval to receive Medicare and/or Medicaid reimbursement; as well as significant fines and/or criminal penalties. States also have licensure requirements may impose additional sanctions on us. The loss or suspension of a CLIA certification, state license, imposition of a fine or other penalties, or future changes in CLIA and state law/regulations (or interpretation of the law or regulations) could have a material adverse effect on us.

Regulation of Consumer Products

The Federal Trade Commission (“FTC”) and U.S. Consumer Product Safety Commission (“CPSC”) also have jurisdiction over products offered by PGS (especially those aspects of our products that are not regulated by the FDA). The FTC requires that advertising claims be truthful, non-deceptive, fair, and adequately supported. The CPSC protects the American public from products that may present safety hazards, with reporting and remedial actions required if certain hazards are identified. Failure to comply with FTC and/or CPSC laws and implementing regulations could subject us to enforcement proceedings, including mandatory recalls and penalties that could have a material adverse effect on us.

International

When marketing our PGS health reports outside of the U.S., we are subject to foreign regulatory requirements governing human clinical testing, export of tissue, marketing approval for our products and performance and reporting of tests on a local basis. These requirements vary by jurisdiction, differ from those in the U.S. and may require us to perform additional preclinical or clinical testing. Marketing in Europe subjects us to European Union (“EU”) medical device oversight. Accordingly, we and certain of our contract manufacturers would be subject to ongoing compliance with various International Organization for Standardization (“ISO”) standards and ongoing regulatory oversight and review. These include routine inspections by EU Notified Bodies, which are entities accredited by an EU Member State to assess whether a product to be placed on the market meets certain preordained standards, of our manufacturing facilities and our records for compliance with requirements such as ISO 13485 and ISO 27001, which establish extensive requirements for quality assurance and control as well as manufacturing and change control procedures. Additionally, the EU adopted the IVD Regulation (“IVDR”) which will increase the regulatory requirements applicable to IVDs in the EU and would require that we classify and obtain pre-approval for our PGS health reports, which would be subject to the IVDR as of May 25, 2022. If we are not able to obtain and maintain regulatory compliance, we may not be permitted to market our PGS health service and/or may be subject to enforcement by EU Competent Authorities, bodies with authority to act on behalf of the government of the applicable EU Member State to ensure that the requirements of the directive or regulation are met.

As of January 1, 2021, due to the United Kingdom leaving the EU, the United Kingdom Medicines and Healthcare products Regulatory Agency (MHRA) began implementation of new requirements for medical devices, including our health reports, marketed in Great Britain (and Northern Ireland). The new regulations require that on or before January 1, 2022, we register with the MHRA, designate a UK Responsible Person and prior to June 30, 2023 obtain a United Kingdom Conformity Assessed mark for our health reports, which are Class I In Vitro Diagnostic Devices. Prior to that time, the UK will continue to allow marketing of our health reports pursuant to our existing CE mark.

In situations involving healthcare providers employed by state-funded institutions or national healthcare agencies, violation of the local anti-kickback law may also constitute a violation of the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA prohibits any U.S. individual, business entity or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions and its anti-bribery provisions.

Privacy and Security Regulation

We are subject to numerous local, state, federal and international laws, rules, and regulations relating to the privacy and security of directly or indirectly identifiable personal information (collectively, “Data Protection Laws”). Such Data Protection Laws address the collection, storage, sharing, use, disclosure, and protection of certain types of personal information, including genetic information, and evolve frequently in scope and enforcement. There can also be uncertainty, differing interpretations, and contradictory requirements across the privacy and security legal and regulatory landscape. In the U.S., some of the notable Data Protection Laws we are subject to include the California Privacy Rights Act (the “CPRA,” previously known as the California Consumer Privacy Act or “CCPA”), Section 5 of the Federal Trade Commission Act (“FTC Act”), and, in the event of a data breach, various data breach laws across the 50 states and territories. Outside of the U.S., numerous countries have their own Data Protection Laws, including, but not limited to, the Canadian Personal Information Protection and Electronic Documents Act (“PIPEDA”) and the European Union’s (“EU’s”) General Data Protection Regulation (“GDPR”), now also enacted in the UK (“UK GDPR”). 23andMe also expects new Data Protection Laws to be proposed and enacted in the future, and the effects of such legislation are potentially far-reaching and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.

Data Protection Laws are enforced by the U.S. Federal Trade Commission (“FTC”), government authorities and agencies, including state attorneys general and data protection commissioners. Data Protection Laws require us to publish statements to our customers that describe how we handle personal information and the choices customers have about the way we handle their personal information. If such information that we publish is considered untrue or inaccurate, we may be subject to claims of unfair or deceptive trade practices under Section 5 of the FTC Act or similar laws, which could lead to significant liabilities and consequences.

In the U.S., the CPRA was recently approved by California voters, resulting in a significant modification of the CCPA and additional costs and expenses to our compliance efforts. The CPRA will create additional obligations relating to consumer data (including past, current and prospective employees’ data), with enforcement beginning on July 1, 2023. The CPRA provides for fines of up to $7,500 per violation and a private right of action in the event of a data breach. Interpretation and enforcement of CPRA, including its current and forthcoming regulatory guidance, remain uncertain. Other states are presenting similar comprehensive privacy laws, some of which are more robust than the CPRA in certain aspects.

Internationally, we are subject to, among other Data Protection Laws, the GDPR, UK GDPR, and PIPEDA which regulate collection, storage, sharing, use, disclosure, and protection of personal information, and impose stringent requirements with significant penalties and litigation risks for noncompliance. Like the U.S., international Data Protection Laws include national, state or provincial, and local laws, meaning compliance costs increase with every state, province, or locale we ship to. Failure to comply with the GDPR (and the UK GDPR) may result in fines of up to 20 million Euros/£17.5 million or up to 4% of the annual global revenue of the infringer, whichever is greater. It may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting the ways in which our business can use personal information. While Canada’s PIPEDA does not have as stringent requirements and fines as the GDPR at this time, Canadian legislators are actively working on reforms to PIPEDA to align it with the GDPR. We anticipate that any reforms to PIPEDA will further increase our compliance costs and liabilities. Additionally, the post-Brexit relationship between the UK and the EU is still uncertain, meaning it is currently unclear how data transfers between EU member states and the UK will be treated (an adequacy application from the UK has been submitted for approval) or how the role of the UK’s Information Commissioner’s Office will change in the longer-term, but it is likely that we will need to deal with the UK’s authority and a European authority as the “one-stop shop” principle no longer applies. Such changes will likely lead to additional costs and increase our overall risk exposure.

Where applicable, we rely on data transfer mechanisms to be able to transfer data between countries freely. We previously relied on the Privacy Shield certification for the purposes of transferring personal information out of the EU. In light of a recent invalidation of Privacy Shield, we continue to rely on standard contractual clauses to transfer EU/UK citizen and EU/UK resident personal information outside the EU/UK, or where applicable derogations provided for by law. These clauses are being revised and we will need to replacement them (within a year of them being approved). This process and the implementation of new requirements to conduct risk assessments and implement additional safeguards will increase our costs.

Additionally, in the U.S. and internationally, businesses are required to provide notice to affected customers whose personal information has been disclosed as a result of a data breach. Many countries and/or states require businesses to maintain safeguards and take certain actions in response to a data breach and may be required to also notify applicable regulatory authorities. Some U.S. states go beyond data breach notification and general security safeguards by requiring businesses to maintain specific security safeguards; for example, Massachusetts establishes minimum standards to be met in connection with the safeguarding of personal information contained in both paper and electronic records including maintaining security policies and procedures, security training for employees, regular audits. While many Data Protection Laws rely on regulatory enforcement for non-compliance with security safeguards or data breaches, there may be an increase in legislation like CPRA providing a private right of action for consumers in the event of a data breach. Civil litigation and security compliance present liabilities and costs with respect to maintaining and continually refining security safeguards and incident response processes.

We anticipate changes with Data Protection Laws as countries and states continue to propose comprehensive privacy laws and regulations addressing consumer data protection rights, transparency and cybersecurity. In certain states, these laws are directed specifically to genetic information or genetic testing companies, or more specifically direct-to-consumer genetic testing companies.

Regulation of our Therapeutics Products and Programs

Government authorities in the U.S. at the federal, state and local level and in other countries regulate, among other things, the research, development, manufacture, testing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, diagnostics, including those we are developing as well as any future drugs. Generally, before a new drug, biologic or diagnostic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved, authorized, or cleared by the applicable regulatory authority. The process of obtaining regulatory approvals and the subsequent compliance with appropriate regional, federal, state, territorial and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative actions or judicial sanctions. These actions and sanctions could include, among other actions, a regulatory agency’s refusal to approve pending applications, withdrawal of an approval, license revocation, a clinical hold, untitled or warning letters, voluntary or mandatory product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal fines or penalties. Any agency or judicial enforcement action could have a material adverse effect on our business, the market acceptance of our products and our reputation. Our drugs must be approved by the FDA through either a New Drug Application (“NDA”), or a Biologics License Application (“BLA”), process before they may be legally marketed in the U.S., and by similar processes for other regulatory regions. Moreover, the regulatory requirements governing our business are also evolving and will likely continue to evolve given the recent change in U.S. administration. By example, FDA has issued a number of guidance documents relating to gene therapies. Additionally, in light of the COVID-19 pandemic, FDA has issued a number of guidance documents to assist companies navigating the COVID-19 pandemic.

Preclinical Studies

Before testing any drug, biological, or gene therapy candidate in humans, the drug must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess safety and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP regulations and requirements relating to animal testing. The sponsor submits the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA or other regulatory or oversight committee as part of an IND or Clinical Trial Application (CTA). In the U.S., an IND is a request for authorization from the FDA to administer an investigational drug to humans, and must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions and places the study on clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Clinical holds may also be imposed by the FDA during the conduct of trials due to safety or compliance concerns. Some long-term preclinical testing, such as animal tests of reproductive adverse effects and carcinogenicity, may continue after the IND is submitted.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Furthermore, each clinical trial must be reviewed and approved by an IRB/ethics committee for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative as well as other subject communications, and must monitor the clinical trial until completed. In the case of certain gene therapy studies, an Institutional Biosafety Committee (“IBC”) at the local level may also review and maintain oversight over the particular study, in addition to the IRB.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website or other comparable public trial registries. Sponsors of investigational products for the diagnosis, monitoring, or treatment of one or more serious disease or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access. Investigators must further provide certain information to clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary. The data from the foreign clinical study must also be deemed by FDA to be meaningful to the U.S. population.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the drug. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, dosage tolerance, structure-activity relationships, mechanism of action, absorption, excretion, pharmacokinetics side effect tolerability, and safety of the drug. These trials also sometimes seek to gain an early indication of a product candidate’s effectiveness.

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Phase 2 clinical trials involve studies in disease-affected patients to evaluate proof of concept and/or determine the dose required to produce the desired benefits. At the same time, safety and further PK and PD information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials are adequate and well-controlled studies that involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling.

Additional kinds of data may also help support a BLA or NDA, such as patient experience data and real world evidence. Real world evidence may also be used to assist in clinical trial design or support an NDA for already approved products. For genetically targeted populations and variant protein targeted products intended to address an unmet medical need in one or more patient subgroups with a serious or life threatening rare disease or condition, the FDA may allow a sponsor to rely upon data and information previously developed by the sponsor or for which the sponsor has a right of reference, that was submitted previously to support an approved application for a product that incorporates or utilizes the same or similar genetically targeted technology or a product that is the same or utilizes the same variant protein targeted drug as the product that is the subject of the application.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the relevant health authorities and IRBs. The sponsor must also notify relevant health authorities and the IRBs of adverse events or other significant safety information within specified timeframes. Certain reports may also be required to be submitted to the IBC. Changes to the enrollment of clinical trials, for example halting enrollment for a clinical safety signal, or completing expected clinical trial accrual may be reported on a clinical trial registration site such as clinicaltrials.gov and may provide publicly-available information about the status of an ongoing clinical trial.

Phase 1, Phase 2, Phase 3, and other types of clinical trials may not be completed successfully within any specified period, if at all. The health authority or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial at institutions under its jurisdiction if the clinical trial is not being conducted in accordance with their requirements or if the drug or biologic has been associated with unexpected serious harm to patients. IBCs can also require that research activities be ceased if applicable requirements are not being met. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may monitor the continued safety of the study, provide recommendations on study continuation, and/or provide authorization for whether a trial may move forward at designated check points based on access to certain data from the trial.

The manufacture of investigational drugs and biologics for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and biologics and active ingredients and therapeutic substances imported into the U.S. are also subject to regulation by the FDA. Further, the export of investigational products outside the U.S. is subject to regulatory requirements of the receiving country as well as U.S. export requirements.

Concurrent with clinical trials, companies usually complete additional preclinical studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drugs do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational drug is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a drug’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the U.S.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA or BLA subject to certain exceptions, must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular entity NDA or original BLA designated for priority review, which are products that, if approved, would present significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for or a sponsor’s submission of additional information or clarification. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. The FDA will also inspect the facilities that manufacture the product candidate and will not approve a marketing application unless the agency confirms the manufacturer’s compliance with GMP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. For product candidates for which no active ingredient has previously been approved, such a referral is mandatory unless FDA issues an action letter summarizing the reasons why it did not require an advisory committee review.

The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. Even if approval is granted, the FDA may limit the approved product’s indications for use, require labeling with significant warnings, limitations, or contraindications, or place other conditions on the approval that restricts the ability to market the product. For instance, FDA may require post-approval testing or surveillance, or impose other restrictions on the product, including distribution restrictions or risk evaluation and mitigation strategies. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

European Medicines Agency (EMA) Review Process

In the European Economic Area (“EEA”), which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, drugs can only be commercialized after obtaining a marketing authorization (“MA”). Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. There are two types of marketing authorizations:

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (“SPC”) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member

States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. If there is another product approved by FDA for the same orphan indication, which FDA deems to be the same as the investigational product, the sponsor of the investigational product must also present a plausible hypothesis of clinical superiority for FDA to grant an orphan drug designation. This hypothesis must be demonstrated to obtain orphan drug exclusivity. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication. In such cases, the second in time product could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If we pursue marketing approval for an indication broader than the orphan drug designation we have received, we may not be entitled to orphan drug exclusivity. Moreover, whether a gene therapy product qualifies for orphan designation is an evolving area. FDA has issued a draft guidance document on how the agency will determine gene therapy product “sameness.” Any FDA sameness determinations could impact our ability to receive approval and obtain or maintain orphan exclusivity.

In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected). In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following drug approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Expedited Development and Review Programs

A sponsor may seek to develop and obtain approval of its drugs under programs designed to accelerate the development, FDA review and approval of new drugs and biologics that meet certain criteria. For example, the

FDA has a fast track program that is intended to expedite or facilitate development of for reviewing new drugs and biologics that are intended to treat a serious or life threatening disease or condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. If fast track designation is obtained, sponsors may be eligible for more frequent development meetings and correspondence with the FDA. For a fast track-designated product, the FDA may consider sections of the NDA or BLA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the application. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting. A product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development or review, such as priority review and accelerated approval.

Priority review means that, for a new molecular entity or original BLA, the FDA sets a target date for FDA action on the marketing application at six months after accepting the application for filing as opposed to ten months. A drug is eligible for priority review if it is designed to treat a serious or life-threatening disease condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available drugs. If criteria are not met for priority review, the application for a new molecular entity or original BLA is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

A product may also be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and demonstrates an effect on either a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the disease or condition and the availability or lack of alternative treatments. The product must also provide a meaningful therapeutic benefit to patients over existing treatments. As a condition of approval, the FDA requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-approval confirmatory clinical trials. In addition, the FDA requires as a condition for accelerated approval pre-review of promotional materials, which could adversely impact the timing of the commercial launch of the product. FDA may withdraw approval of a drug or indication approved under accelerated approval using a streamlined process if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved drugs on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to help the sponsor design a development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. The FDA may revoke breakthrough therapy designation if the Agency determines that the product no longer qualifies for this status, for example, if subsequent data does not confirm the clinical efficacy, or if another product addresses the previously serious condition.

Another expedited pathway is the Regenerative Medicine Advanced Therapy (“RMAT”) designation. Qualifying products must be a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or a combination of such products, and not a product solely regulated as a human cell and tissue product. The product must be intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and preliminary clinical evidence must indicate that the product has the potential to address an unmet need for such disease or condition. Advantages of the RMAT designation include all the benefits of the Fast Track and breakthrough therapy designation programs, including early interactions with the FDA. These early interactions may be used to discuss potential surrogate or intermediate endpoints to support accelerated approval.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for full approval.

Pediatric Information and Pediatric Exclusivity

In the U.S., under the Pediatric Research Equity Act (“PREA”), certain NDAs and BLAs and certain supplements to a NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. PREA does not apply to products that have been granted orphan designation. However, PREA does apply if approval is sought for indications that are broader than or not covered by the orphan designation.

The FDA Reauthorization Act of 2017 introduced an additional provision regarding required pediatric studies. Under this statute, for product candidates intended for the treatment of adult cancer which are directed at molecular targets that the FDA determines to be substantially relevant to the growth or progression of pediatric cancer, original application sponsors must submit, with the marketing application, reports from molecularly targeted pediatric cancer investigations designed to yield clinically meaningful pediatric study data, gathered using appropriate formulations for each applicable age group, to inform potential pediatric labeling. The FDA may, on its own initiative or at the request of the applicant, grant deferrals or waivers of some or all of this data, as above. Unlike PREA, orphan products are not exempt from this requirement.

A drug or biologic product can also obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and any patent terms listed in FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, which is commonly known as the Orange Book. This six-month exclusivity, which runs from the end of the applicable exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. To qualify for this exclusivity, the study must be completed in accordance with the Written Request and within specified time frames prior to the expiration of the underlying patents or market exclusivity periods that would be extended.

In the EEA, MAAs for new drugs must include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and trial results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Post-Marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse events, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain additional regulatory approval, for example, of a new supplementary NDA or BLA, which may require the development of additional data or preclinical studies and clinical trials.

Health authorities may also place other conditions on approvals, either at the time of approval or after, including the requirement for a Risk Evaluation and Mitigation Strategy (“REMS”), to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, restricted physician prescribing, or other elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Certain GMP deviations also require reporting to FDA. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, list the products produced at the facility. There are also continuing program user fees that product sponsors must pay. Recently, the information that must be submitted to FDA regarding manufactured products was expanded through the Coronavirus Aid, Relief, and Economic Security, or CARES, Act to include the volume of drugs produced during the prior year. These facilities are also subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall. Once an approval is granted, the FDA may issue enforcement letters or withdraw the approval of the product if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug or biologic reaches the market. Corrective action could delay drug or biologic distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug or biologic, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; revisions to promotional material; the provision of corrective information; adverse publicity; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the drug or biologic, suspension of the approval, complete withdrawal of the drug from the market or product recalls;

•	fines, warning letters, untitled letters, or cyber letters, or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of drug or biologic approvals;

•	drug or biologic seizure or detention, or refusal to permit the import or export of drugs; or

•

injunctions or the imposition of civil or criminal penalties, FDA or contract debarment, refusal of orders under existing governmental contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, corporate integrity agreements and consent decrees, among other consequences described in this filing.

New or modified laws, regulations, and requirements may also be passed that could delay or prevent FDA approval of our product candidates or otherwise negatively impact our commercial prospects.

Additional Biological and Gene Therapy Requirements

To help reduce the increased risk of the introduction of adventitious agents, the FDA statutes emphasize the importance of manufacturing controls for products whose attributes cannot be precisely defined and provides FDA with the authority to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the U.S. and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving the use of gene therapy. Certain gene therapy studies are subject to the National Institutes of Health’s Guidelines for Research Involving Recombinant DNA Molecules. The FDA has also issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider during product development. These include guidance regarding preclinical studies; chemistry, manufacturing, and controls; the measurement of product potency; how FDA will determine whether a gene therapy product is the same as another product for the purpose of the agency’s orphan drug regulations; and long term patient and clinical study subject follow up and regulatory reporting.

Biosimilars and Exclusivity

Certain of our drugs may be regulated as biologics. An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009 (“BPCI Act”) as part of the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. The FDA has also issued a number of guidance documents outlining its approach to the review and approval of biosimilars, including guidance documents on the demonstration of interchangeability and the licensure of biosimilar and interchangeable products for fewer than all of the reference product’s licensed conditions of use.

Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Biosimilarity must be shown through analytical studies, animal studies and a clinical trial or trials, absent a waiver from FDA. There further must be no difference between the reference product and a biosimilar in terms of mechanism of action, conditions of use, route of administration, dosage form, and strength. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted twelve years of exclusivity from the time of first licensure of the product, during which time FDA will not approve a biosimilar product. Moreover, FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the U.S. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

In addition to the above exclusivity periods, the BPCI Act also includes provisions to enable the settlement of potential patent disputes. The biosimilar product sponsor and reference product sponsor may exchange patent and product information to determine whether there should be a patent challenge. The reference product sponsor may be able to bring a patent infringement suit and injunction proceedings against the biosimilar product sponsor. The biosimilar applicant may also be able to bring an action for declaratory judgment concerning the patent.

The Hatch-Waxman Act

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients to the site of action in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s drug or a method of using the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA. In an effort to clarify which patents must be listed in the Orange Book, in January 2021, Congress passed the Orange Book Transparency Act of 2020, which largely codifies FDA’s existing practices into the FDCA.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA that (1) no patent information has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application approval will not be made effective until all of the listed patents claiming the referenced product have expired.

If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification to the FDA, the applicant must send notice of the certification to the NDA and patent holders. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification, in which case the FDA may not make an approval effective until the earlier of 30 months from the patent or application owner’s receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent is favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation.

The Hatch-Waxman Act establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot accept an ANDA or 505(b)(2) application. The holder of an NDA, including a 505(b)(2) NDA, may obtain five years of exclusivity upon approval of a new drug containing new chemical entities (“NCEs”) that have not been previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The Hatch-Waxman Act also provides three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new indication or formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against the FDA making an ANDA and

505(b)(2) NDA approval effective for the condition of the new drug’s approval. As a general matter, the three-year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic or modified versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

Recently, Congress, the Administration, and administrative agencies have taken certain measures to increase drug and biologic competition by facilitating the entry of generic and biosimilar products to the market. By example, in FDA introduced a proposed rule and a guidance to facilitate drug and biologic importation. Congress also passed a bill requiring sponsors of NDA and BLA approved products to provide sufficient quantities of drug product on commercially reasonable market based terms to entities developing generic, biosimilar, and 505(b)(2) products. This bill also included provisions on shared and individual REMS for generic drug products.

Patent Term Restoration

If approved, drug and biologic products may also be eligible for periods of U.S. patent term restoration. If granted, patent term restoration extends the patent life of a single unexpired patent that has not previously been extended, for a maximum of five years. The total patent life of the product with the extension also cannot exceed fourteen years from the product’ approval date. Subject to the prior limitations, the period of the extension is calculated by adding half of the time from the effective date of an IND to the initial submission of a marketing application, and all of the time between the submission of the marketing application and its approval. This period may also be reduced by any time that the applicant did not act with due diligence.

Coverage and Reimbursement

Successful commercialization of new drug products depends in part on the extent to which reimbursement for those drug products will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drug products they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford a drug product. Sales of drug products depend substantially, both domestically and abroad, on the extent to which the costs of drugs products are paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug products and requiring payment of manufacturer rebates. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. In general, the prices of drug products under such systems are substantially lower than in the U.S. Certain countries allow companies to fix their own prices for drug products initially, but either assess cost-benefit subsequently or monitor and control company profits. Accordingly, in markets outside the U.S., the reimbursement for drug products may be reduced compared with the U.S.

In the U.S., the principal decisions about reimbursement for new drug products under federal healthcare plans are typically made by CMS, an agency within the HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. New products may not be covered, and coverage and reimbursement levels for drug products can differ significantly from payor to payor.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part

D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain, and, in addition, we may be required to pay significant Part D coverage gap discounts on certain Part D utilization. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price (“AMP”) and Medicaid unit rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children’s hospitals) are not eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on AMP and Medicaid unit rebate data, revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. Moreover, multiple federal enactments have established initiatives to compare the effectiveness of different treatments for the same illness. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our drug candidates, if any such drug or the condition that they are intended to treat are the subject of a trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s drug could adversely affect the sales of our drug candidate. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

For a drug product to receive federal reimbursement under the Medicaid, the Veterans Health Care Act of 1992 requires, as a condition of payment by certain federal agencies and the Medicaid program, that manufacturers of “covered drugs” (including all drugs approved under an NDA) enter into a Master Agreement and Federal Supply Schedule contract with the Department of Veterans Affairs through which their covered drugs must be offered for sale at a mandatory ceiling price calculated at a statutory discount to certain federal agencies, including the VA and Department of Defense.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any drugs for which we may obtain regulatory approval or the frequency with which any such drug is prescribed or used.

Outside of the U.S., the pricing of pharmaceutical products and medical devices is subject to governmental control in many countries. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular drug to currently available drugs or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products and medical devices will likely continue as countries attempt to manage healthcare expenditures.

Regulation of Companion Diagnostics/Delivery Devices

We believe that the success of certain of our drug candidates may depend, in part, on the development and commercialization of a companion diagnostic. Companion diagnostics are in vitro diagnostic devices that provide information that is essential for the safe and effective use of a corresponding therapeutic. The use of a companion diagnostic is stipulated in the labeling of both the diagnostic device and the corresponding therapeutic. Companion diagnostics may identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. As noted in the “Regulation of IVD” section above, the FDCA and its implementing regulations govern the development, testing, manufacturing, labeling, advertising, marketing and distribution, and market surveillance of medical devices which includes companion diagnostics. Unless exempt, companion diagnostics are subject to FDA premarket review before commercialization. Companion diagnostics are generally subject to the 510(k) or PMA regulatory pathways but where appropriate, can be authorized through the De Novo process.

On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for therapeutic products that depend on the use of a diagnostic test and where the diagnostic device is essential for the safe and effective use of the corresponding therapeutic product, the premarket application for the companion diagnostic device should be developed and approved or cleared via a medical device regulatory pathway contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic. As noted in the “Regulation of IVD” section above, the companion diagnostic device is subject to FDA’s general controls including the QSR, facility registration, device listing, reporting of, adverse events, and reporting of corrections and removals. As a device manufacturer, companion diagnostic makers are subject to periodic FDA inspections. As noted in the “Regulation of IVD” section above, noncompliance with the FDCA and its implementing regulation can subject a manufacturer to enforcement including administrative actions, civil penalties, and criminal penalties.

To the extent a therapeutic drug or biologic product requires a delivery device (e.g., syringe), the delivery device will also be regulated as a medical device. Unless exempt, delivery devices are subject to FDA premarket review before commercialization as outlined in the “Regulation of IVD” section above. In addition to the traditional medical device regulatory pathway, the delivery device could also be authorized as a combination product with the therapeutic drug or biologic product. When authorized as a combination product, medical device quality system and adverse event reporting requirements still apply to the device portion of the combination product. However, the combination product manufacturer may be able to streamline some of these obligations in accordance with 21 C.F.R. Part 4.

Other Laws—Environmental, Occupational Safety and Health

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions

Our Team

It is our goal to bring innovative thinkers and top-notch talent together to make a difference in people’s lives. We engage and empower our team with continued career and learning and development opportunities. Fostering a growth mindset facilitates a culture where all voices are heard and team members can take informed risks, ask questions, and seek creative solutions to tough problems. This approach helps us build a strong bench of leaders for tomorrow’s business challenges.

Our Diversity, Equity, and Inclusion team’s mission is to foster a workplace that embodies respect and transparency, helps us empower one another, and provides access to opportunity for all employees.

As of December 31, 2020, we had approximately 553 total employees and 539 full-time employees. All of our employees are located in the U.S. We believe that we generally have good relationships with our employees.

Facilities

Our corporate headquarters is located in Sunnyvale, California, and consists of approximately 154,987 square feet of space under a lease that expires on April 17, 2030. We use these facilities for communications, engineering, finance, healthcare operations, information technology and security, legal, marketing, human resources, product, research and science, supply chain, and other administrative functions. We conduct our research and development in our laboratory facilities located in South San Francisco, California, which consists of approximately 65,340 square feet of space under a lease that expires on January 31, 2025.

Legal Proceedings

From time to time, we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal incident of the nature and kind of business in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

Additional Information

Our main website is www.23andme.com, and our investor relations website is located at https://mediacenter.23andme.com/company/investors/. Neither the information on these websites, nor the information on the websites of any of our brands and businesses, is incorporated by reference into this proxy statement/consent solicitation statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

23ANDME’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that 23andMe’s management believes is relevant to an assessment and understanding of 23andMe’s consolidated results of operations and financial condition. This discussion and analysis should be read together with 23andMe’s audited consolidated financial statements and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. In accordance with Item 3-06(a)(3) of Regulation S-X, 23andMe’s audited financial statements included herein consist of audited financial statements as of December 31, 2020 and March 31, 2020 and for the nine months ended December 31, 2020 and the fiscal years ended March 31, 2020 and March 31, 2019.

This discussion and analysis should also be read together with the section of this proxy statement/consent solicitation statement/prospectus entitled “Information About 23andMe” and the unaudited pro forma condensed combined financial information as of and for the period ended December 31, 2020 included in the section of this proxy statement/consent solicitation statement/prospectus entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical financial analysis, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions, as described under the heading “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/consent solicitation statement/prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of 23andMe and its consolidated subsidiary.

Overview

23andMe’s mission is to help people access, understand and benefit from the human genome.

We pioneered direct-to-customer genetic testing through our PGS products and services. Our PGS business provides customers with a full suite of genetic reports, including information on customers’ genetic ancestral origins, personal genetic health risks, and chances of passing on certain rare carrier conditions to their children, as well as reports on how genetics can affect responses to medications. We believe that by providing customers with direct access to their genetic information, we can empower them to make better decisions by arming them with information about their risks of developing certain diseases or conditions and by highlighting opportunities for prevention and mitigation of disease. We provide customers with an engaging experience, including access to frequent updates to their genetic health and ancestry reports and new product features, the ability to connect with genetic relatives, and, as of October 2020, a subscription option for extended health insights. Customers have the option to participate in our research programs and to date, over 80% of our customers have done so. We analyze consenting customers’ genotypic and phenotypic data to discover new insights into genetics.

Our Therapeutics business focuses on the use of genetic insights to validate and develop novel therapies to improve patients’ lives. We currently have research programs across several therapeutic areas, including oncology, respiratory, and cardiovascular diseases. In July 2018, we signed an exclusive agreement with GSK to leverage genetic insights to validate, develop and commercialize promising drugs. This multi-year collaboration is expected to validate novel drug targets, enable rapid progression of clinical programs, and bring useful new drugs to market.

The Company operates in two reporting segments: Consumer & Research Services and Therapeutics. The Consumer & Research Services segment consists of our PGS business, as well as research services that we perform under agreements with third parties, including the GSK Agreement, relating to the use of our genotypic and phenotypic data to identify promising drug targets. The Therapeutics segment consists of revenues from the out-licensing of intellectual property associated with identified drug targets and expenses related to drug candidates under clinical development. Substantially all of our revenues are derived from our Consumer & Research Services segment.

The table below reflects our revenue for the nine months ended December 31, 2020, and the fiscal years ended March 31, 2020 and 2019 (dollars in thousands).

	Nine months ended December 31,	Year ended March 31,
	2020	2020	2019
Consumer & Research Services Revenue	$155,290	$299,907	$437,919
Therapeutics Revenue	48	5,556	2,981
Total Revenue	$155,338	$305,463	$440,900

The table below reflects our two segments’ Adjusted EBITDA (as defined below) for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 (dollars in thousands).

	Nine months ended December 31,	Year ended March 31,
	2020	2020	2019
Consumer & Research Services
Adjusted EBITDA*	$(4,925)	$(65,845)	$(85,822)
Therapeutics
Adjusted EBITDA*	$(38,886)	$(52,883)	$(31,776)

*

Adjusted EBITDA is the measure of segment profitability reported to our Chief Executive Officer, 23andMe’s chief operating decision-maker (“CODM”). We define Adjusted EBITDA as net income before net interest expense (income), other expense (income), depreciation and amortization of fixed assets, amortization of internal use software, non-cash stock-based compensation expense, and expenses related to restructuring and other charges, if applicable, for the period. See “—Adjusted EBITDA” below for a reconciliation of Adjusted EBITDA to net loss.

Merger and Public Company Costs

On February 4, 2021, 23andMe entered into the Merger Agreement with VGAC. Pursuant to the Merger Agreement, and assuming a favorable vote of the VGAC shareholders and the Required Company Shareholders, and satisfaction or waiver of all other closing conditions, VGAC Merger Sub will merge with and into 23andMe, with 23andMe surviving the merger as a wholly owned subsidiary of New 23andMe. 23andMe will be deemed the accounting predecessor and New 23andMe will be the successor SEC registrant, which means that 23andMe’s financial statements for previous periods will be disclosed in New 23andMe’s future periodic reports filed with the SEC.

While the legal acquirer in the Merger Agreement is VGAC, for financial accounting and reporting purposes under U.S. GAAP, 23andMe will be the accounting acquirer and the merger will be accounted for as a “reverse recapitalization.” Accordingly, the financial statements of the combined entity represent the continuation of the financial statements of 23andMe in many respects. Under this method of accounting, VGAC will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, 23andMe will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of 23andMe (i.e., a capital transaction involving the issuance of stock by VGAC for the stock of 23andMe). Accordingly, the consolidated assets, liabilities and results of operations of 23andMe will become the historical financial statements of New 23andMe, and VGAC’s assets, liabilities and results of operations will be consolidated with 23andMe beginning on the acquisition date. Operations prior to the closing of the merger will be presented as those of 23andMe in future reports. The net assets of VGAC will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

The most significant change in New 23andMe’s future reported financial position and results are expected to be an estimated increase in cash (as compared to 23andMe’s consolidated balance sheet at December 31, 2020) of between approximately $437.1 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, and $695.8 million, assuming no stockholder redemptions and, in each case, after deducting estimated expenses.

As a consequence of the merger, 23andMe will become the successor to an SEC-registered company, and 23andMe expects to hire additional personnel and to implement procedures and processes to address public company regulatory requirements and customary practices. 23andMe expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees, and costs related to implementation of an appropriate internal control framework.

Recent Developments

COVID-19 Impact

We are closely monitoring the impact of the COVID-19 pandemic in all aspects of our business. We rely entirely on third-party vendors in our PGS supply chain, including our PGS kit and array manufacturers, order fulfillment vendor, and our DNA-processing lab vendor. These vendors have independent responses to managing the effect of the COVID-19 pandemic, and we have not experienced any disruptions in our ability to fulfill and process PGS orders to date. In our Therapeutics segment, the advancement of our programs requires our scientists have physical access to our laboratory facilities on a continuing basis, and we have implemented health and safety protocols and procedures to keep our laboratory facilities operating during the COVID-19 pandemic.

We have taken other measures in response to the ongoing COVID-19 pandemic, including closing our offices and implementing a work from home policy for most of our workforce, suspending employee travel and in-person meetings at our facilities, and amplifying monitoring of our inventory levels and supply chain. We may take further actions that alter our business operations that we determine are in the best interests of our employees, customers, and stockholders or as may be required by federal, state, or local authorities.

To help our customers and others during the ongoing pandemic, we created an online COVID-19 Information Center, which contains data from the US Centers for Disease Control and our own COVID-19 research study that evaluated genetic differences in both susceptibility and severity of the disease. The site includes data from both sources, offers people a place to learn more about the virus, and highlights conditions that carry added risks.

Comparability of Financial Information

23andMe’s future results of operations and financial position may not be comparable to historical results as a result of the merger.

Key Factors Affecting Results of Operations

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/consent solicitation statement/prospectus titled “Risk Factors.”

New Customer Acquisition

Our ability to attract new customers is a key factor for the future growth of our PGS business and our database. Our historical financial performance has largely been driven by, and in the future will continue to be affected by, the rate of sales of our PGS kits. Revenue from our PGS business, primarily composed of kit sales, represented approximately 77%, 89% and 96% of our total revenues for the nine months ended December 31, 2020, and for the fiscal years ended 2020 and 2019, respectively. In addition, kit sales are a source of subscribers to our new subscription service. We expect kit sales and our new subscription service to grow as we increase awareness of our current and new offerings in existing markets, expand into new ones, and enhance our subscription service with new features.

Purchasing patterns of our kits are largely influenced by product innovation, marketing spend and varying levels of price discounting on our products. These promotional windows have typically aligned with gift-giving portions of the year, with an emphasis on the holiday period, other gift-giving and family-oriented holidays such as Mother’s Day and Father’s Day, and Amazon Prime Day, which may change from year to year. Historically, we have experienced higher revenue in the fourth quarter of the fiscal year compared to other quarters, and in fiscal 2020 and 2019, our fourth quarter revenue represented 31% and 35% of total revenue, respectively. In fiscal 2021, we expect fourth quarter revenues to be a comparable percentage of total revenues for the year as in the prior periods. Actual results may vary due to the timing of when customers return their kits to our lab for processing. Over time, we expect the seasonality of our business to continue, with pronounced increases in revenue recognized in the fourth quarter. We generally incur higher sales and marketing expenses during holiday promotional periods, which have included, among others, Mother’s Day, Father’s Day and the November-December holidays.

	Q1	Q2	Q3	Q4	Year-to-date
FY’19 PGS Revenue (000s)	$119.5	$80.8	$75.8	$149.5	$425.5
% of Year	28%	19%	18%	35%	100%
FY’20 PGS Revenue (000s)	$66.1	$64.1	$57.0	$84.4	$271.6
% of Year	24%	24%	21%	31%	100%
FY’21 PGS Revenue (000s)	$34.7	$40.6	$44.1	—	$119.4
% of Period*	29%	34%	37%	—	100%

*	Represents percentage of revenue for the nine-month period ended December 31, 2020.

Engagement of Research Participants

Our ability to conduct research and grow our database depends on our customers’ willingness to consent to participate in our research. Historically, approximately 80% of our customers have consented to participate in research. These customers permit us to use their de-identified data in our research and many of them regularly respond to our research surveys, providing us with phenotypic data in addition to the genetic data in their DNA samples. We analyze this genotypic and phenotypic data and conduct genome-wide association studies and phenome-wide association studies, which enable us to determine whether particular genetic variants affect the likelihood of individuals developing certain diseases.

Our customers can withdraw their consent at any time. If a significant number of our customers were to withdraw their consent, or if the percentage of consenting customers were to decline significantly in the future, our ability to conduct research successfully could be diminished, which could adversely affect our business.

Drug Target Productivity of Our Genetics Database

Our genetics database underpins our research programs and enables us to identify novel drug targets. To date, we have identified over 40 novel drug targets, 39 of which are currently under development as part of our collaboration with GSK. We expect the current productivity of our genetics database to continue based on the increasing amounts of data that we expect to result from increased kit sales and customer engagement. Any significant decline in such productivity would have a negative impact on our ability to identify drug targets and ultimately to develop and commercialize new drugs.

Development of Drug Candidates

Our ability to successfully identify and develop drug candidates will determine the success of our Therapeutics business over time. Developing novel drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We currently have over 40 programs in our pipeline.

A majority of the product candidates in our pipeline are still in preclinical stage. We have incurred, and will continue to incur, significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will continue to constitute a significant portion of our expenses in future periods.

Collaborations

Substantially all of our research services revenues are generated from the GSK Agreement, which expires in fiscal 2023 unless extended by GSK into fiscal 2024. Additionally, all of our Therapeutics revenue for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 were derived from our agreements with GSK and Almirall.

Our ability to enter into new collaboration agreements will affect our research services revenues. If we are unable to enter into additional collaboration agreements, our future research services revenue may decline.

Ability to Commercialize Our Therapeutics Products

Our ability to generate revenue from our product candidates depends on our and our collaborators’ ability to successfully complete clinical trials for our product candidates and receive regulatory approval, particularly in the United States, Europe, and other major markets.

We believe that our broad portfolio of product candidates with both novel and validated targets enhances the likelihood that our research and development efforts will yield successful product candidates. Nonetheless, we cannot be certain if any of our product candidates will receive regulatory approvals. Even if such approvals are granted, we will thereafter need to establish manufacturing and supply arrangements and engage in extensive marketing effort and expenses prior to generating any revenue from such products. The ultimate commercial success of our products will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies in the market.

The competitive environment is also an important factor with the commercial success of our product candidates, and our ability to successfully commercialize a product candidate will depend on whether there are competing product candidates in development or already marketed by other companies.

Expansion into New Categories

We launched our 23andMe+ subscription products in October 2020. We expect to expand into new categories with additional consumer offerings. Category expansion would allow us to increase the number of engaged customers who purchase or subscribe for additional products and services.

Success of our subscription product will depend upon our ability to acquire and retain subscribing customers over an extended period. Retention of customers will be based on the perceived value of the premium content and features they receive. If we are unable to provide sufficiently compelling new content and features, subscribers may not renew.

Investments in Growth and Innovation

We expect to continue investing in our business to capitalize on market opportunities and the long-term growth of our company. We intend to make significant investments in marketing to acquire new customers and drive brand awareness, and expect to incur software development costs as we work to enhance our existing products, expand the depth of our subscription service and design new offerings. In addition, we expect to incur additional expenses as a result of operating as a public company. The expenses we incur may vary significantly by quarter depending, for example, on when significant hiring takes place, and as we focus on building out different aspects of our business.

Basis of Presentation

The consolidated financial statements and accompanying notes of 23andMe included elsewhere in this proxy statement/consent solicitation statement/prospectus include the accounts of the Company and its consolidated subsidiary, and were prepared in accordance with U.S. GAAP.

Key Business Metrics

We monitor the following key metrics to help us evaluate our business, identify trends, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business:

•

Customers. When we refer to our “Customers,” this means individuals who have registered a kit on our website. We view Customers as an important metric to assess our financial performance because each Customer has registered a kit and has engaged with us by providing us with their DNA sample. These Customers may be interested in purchasing additional PGS products and services or in becoming subscribers to our new 23andMe + subscription service, especially if they consent to participate in our research. We had 10.7 million Customers as of December 31, 2020.

•

Consenting Customers. “Consenting Customers” are Customers who have affirmatively opted in to participate in our research program. Consenting Customers are critical to our research programs and to the continuing growth of our database, which we use to identify drug targets and to generate new and interesting additional ancestry and health reports. Moreover, Consenting Customers respond to our research surveys, providing useful phenotypic data about their traits, habits and lifestyles, which we analyze using de-identified data to determine whether a genetic variant makes an individual more or less likely to develop certain diseases. A Consenting Customer is likely to be more engaged with our brand, which may lead to the purchase of our 23andMe+ subscription service and to participation in further research studies, helping us to advance our research. Approximately 80% of our Customers are Consenting Customers who have elected to participate in our research program.

•

Subscribers. This metric represents the number of subscribers who have signed up for our 23andMe+ subscription product, which was launched in October 2020. We believe that 23andMe+ will position us for future growth, as the annual membership model represents a previously untapped source of recurring revenue. We are continually investing in new reports and features to provide to subscribers as part of the 23andMe+ membership, which we believe will enhance customer lifetime value as customers can make new discoveries about themselves. We believe that this, in turn, will help to scale our customer acquisition costs and create expanding network effects. As of January 31, 2021, our 23andMe+ membership base has grown to approximately 83,400 subscribers.

•

Adjusted EBITDA. Adjusted EBITDA is the measure of segment profitability reported to our Chief Executive Officer, the CODM. See “—Adjusted EBITDA” below for a reconciliation of Adjusted EBITDA to net loss.

•

Validated Drug Targets. We have seen a rapid acceleration in the discovery of genetically identified and biologically validated disease targets from the database and anticipate continued growth in the future. As of March 31, 2019, we had genetically identified and biologically validated five disease targets. As of March 31, 2020, that number increased, and we had genetically identified and biologically validated nine disease targets. As of December 31, 2020, we had genetically identified and biologically validated eighteen disease targets.

Components of Results of Operations

Revenue

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our consolidated revenue is composed primarily of sales of PGS kits to customers, as well as revenues from target discovery activities as part of our research collaborations through our Consumer & Research Services segment. Additionally, revenue is generated through our collaboration agreements in our Therapeutics segment primarily as a result of the out-licensing of intellectual property to collaboration partners.

See “—Critical Accounting Policies and Estimates” and “—Revenue Recognition” below for a more detailed discussion of our revenue recognition policy.

Cost of Revenue, Gross Profit, and Gross Margin

Cost of revenue for PGS primarily consists of cost of raw materials, lab processing fees, personnel-related expenses, including salaries, benefits and stock-based compensation, shipping and handling, and allocated overhead. Cost of revenue for research services primarily consists of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated overhead. We expect cost of revenue to increase in the foreseeable future in absolute dollars but gradually decrease as a percentage of revenue over the long term.

Our gross profit represents total revenue less our total cost of revenue, and our gross margin is our gross profit expressed as a percentage of our total revenue. Our gross profit and gross margin have been and will continue to be affected by a number of factors, including the volume of PGS kits sold, the prices we charge for our PGS products and research services, the fees we incur for lab processing PGS kits and revenues from our collaboration agreements. We expect our Consumer & Research Services gross margin to increase over the long term as subscription revenues become a higher percentage of revenue mix, although our gross margin may fluctuate from period to period. Substantially all of our research services revenue is currently derived from the GSK Agreement. If we are unable to add new research services agreements, our research services revenue may decline substantially following the expiration of the GSK Agreement.

Operating Expenses

Our operating expenses primarily consist of research and development, sales and marketing, and general and administrative expenses. Personnel-related expenses, which include salaries, benefits and stock-based compensation, is the most significant component of research and development and general and administrative expenses. Advertising and brand-related spend and personnel related expenses represent the primary components of sales and marketing expenses. Operating expenses also include allocated overhead costs.

Research and Development Expenses

Our research and development expenses support our efforts to add new services, to add new features to our existing services, and ensure the reliability and scalability of our services. Research and development expenses primarily consist of personnel-related expenses, including salaries, benefits and stock-based compensation associated with the Company’s research and development personnel, collaboration expenses, laboratory services and supplies costs, third-party data services, and allocated overhead.

We plan to continue to invest in personnel to support our research and development efforts. We expect that research and development expenses will increase on an absolute dollar basis in the foreseeable future as we continue to invest in our products, pipeline and infrastructure for long-term growth. In addition, our research and development expenses may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising costs, personnel-related expenses, and outside services.

Advertising costs consist primarily of direct expenses related to television and radio advertising, including production and branding, paid search, online display advertising, direct mail, and affiliate programs. Advertising production costs are expensed the first time the advertising takes place, and all other advertising costs are expensed as incurred. Deferred advertising costs primarily consist of vendor payments made in advance to secure media spots across varying media channels, as well as production costs incurred before the first time the advertising takes place. Deferred advertising costs are not expensed until first used.

We expect our sales and marketing expenses to gradually decrease as a percentage of revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of revenue from period to period due to promotional strategies that drive the timing and amount of these expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses associated with corporate management, including our CEO office, finance, legal, compliance, regulatory and other administrative personnel. In addition, general and administrative expenses include professional fees for external legal, accounting and other consulting services, as well as credit card processing fees related to PGS kit sales.

We expect general and administrative expenses to increase for the foreseeable future as we increase headcount with the growth of our business. We also expect general and administrative expenses to increase in the near term as a result of operating as a public company, including expenses associated with compliance with SEC rules and regulations, and related increases in legal, audit, insurance, investor relations, professional services and other administrative expenses. However, we anticipate general and administrative expenses to gradually decrease as a percentage of revenue over the long term, although it may fluctuate as a percentage of total revenue from period to period due to the timing and amount of these expenses.

Restructuring and Other Charges

Restructuring and other charges consists of costs directly associated with exit or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and penalties, impairment associated with long-lived assets, and other exit or disposal costs.

Interest and Other Income, Net

Interest and other income, net primarily consists of interest income earned on our cash deposits, and other non-operating income and expenditures.

Results of Operations

The following table sets forth our consolidated statement of operations for the nine months ended December 31, 2020, fiscal years ended March 31, 2020 and 2019, and the dollar and percentage change between fiscal year 2019 and 2020 (dollars in thousands). Following the table, we discuss our results of operations for the nine months ended December 31, 2020 and the fiscal year ended March 31, 2020. We also discuss our results of operations for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019. Since the statement of operations for the nine months ended December 31, 2020 is not comparable to the prior fiscal year, we have separately discussed our consolidated results of operations for each period presented, rather than comparing operating results between periods of differing length.

	Nine months ended December 31, 2020	Year ended March 31,
		2020	2019	$ Change	% Change
Revenue	$155,338	$305,463	$440,900	$(135,437)	(31)%
Cost of revenue(1)(2)	82,861	168,031	248,010	(79,979)	(32)

Gross profit	72,477	137,432	192,890	(55,458)	(29)

Operating expenses:
Research and development(1)(2)	114,260	181,276	140,532	40,744	29
Sales and marketing(1)(2)	31,242	110,519	190,848	(80,329)	(42)
General and administrative(1)(2)	45,094	59,392	50,293	9,099	18
Restructuring and other charges(1)	—	44,692	—	44,692	100

Total operating expenses	190,596	395,879	381,673	14,206	4%

Loss from operations	(118,119)	(258,447)	(188,783)	(69,664)	37
Interest and other income, net	1,513	7,584	5,250	2,334	44

Net and comprehensive loss	$(116,606)	$(250,863)	$(183,533)	$(67,330)	37%

(1)	Includes stock-based compensation expense as follows:

	Nine months ended December 31, 2020	Year ended March 31,
		2020	2019
Cost of revenue	$596	$733	$740
Research and development	15,460	16,524	13,789
Sales and marketing	3,017	3,988	3,616
General and administrative	16,423	18,932	12,154
Restructuring and other charges	—	881	—

Total stock-based compensation expense	$35,496	$41,058	$30,299

(2)	Includes stock-based compensation expense related to secondary sale transactions as follows:

	Nine months ended December 31, 2020	Year ended March 31,
		2020	2019
Cost of revenue	$2	$15	$4
Research and development	45	2,510	2,282
Sales and marketing	9	360	702
General and administrative	1,670	895	4,204

Total stock-based compensation expense	$1,726	$3,780	$7,192

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Nine months ended December 31, 2020	Year ended March 31,
		2020	2019
	(as a percentage of total revenue)
Revenue	100%	100%	100%
Cost of revenue	53%	55%	56%

Gross profit	47%	45%	44%

Operating expenses:
Research and development	74%	59%	32%
Sales and marketing	20%	36%	43%
General and administrative	29%	19%	11%
Restructuring and other charges	0%	15%	0%

Total operating expenses	123%	129%	86%

Loss from operations	(76)%	(84)%	(42)%
Interest and other income, net	1%	2%	1%

Net and comprehensive loss	(75)%	(82)%	(41)%

Discussion of operating results for nine months ended December 31, 2020 and fiscal year ended March 31, 2020

Revenue

Revenue for the nine months ended December 31, 2020 amounted to $155.3 million, which was composed primarily of consumer services revenue of $119.4 million and research services revenue of $35.9 million through our Consumer & Research Services segment, representing 77% and 23% of total revenue, respectively.

Revenue for the fiscal year ended March 31, 2020 amounted to $305.5 million, which was composed primarily of consumer services revenue of $271.6 million and research services revenue of $28.3 million through our Consumer & Research Services segment, representing 89% and 9% of total revenue, respectively. Additionally, revenue generated through our collaboration agreements in our Therapeutics segment amounted to $5.6 million.

The decrease in consumer services revenue as a percent of total revenue was due primarily to a reduction in PGS kit sales combined with the fact that we do not recognize revenue for kits that are ordered during the holiday period, but instead recognize that revenue as consumers return their kits for processing, which, for holiday sales, typically occurs in our fourth fiscal quarter. The decrease was also due to a decline in consumer demand that resulted from reductions in advertising and brand-related expenditures, as we made strategic decisions during fiscal 2021 to decrease our marketing spending in an effort to reduce our losses. The increase in research services revenue as a percent of total revenue was due primarily to the number of hours spent by our personnel on target discovery activities during the period under the GSK Agreement. Additionally, minimal collaboration revenue in our Therapeutics segment was generated for the nine months ended December 31, 2020 whereas the fiscal year ended March 31, 2020 included revenues generated from out-licensing of intellectual property under our agreements with GSK and Almirall.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue for the nine months ended December 31, 2020 amounted to $82.9 million, which consisted primarily of costs related to consumer services revenue of $70.7 million and costs related to research services revenue of $12.2 million.

Cost of revenue for the fiscal year ended March 31, 2020 amounted to $168.0 million, which consisted primarily of cost related to consumer services revenue of $155.8 million and cost related to research services revenue of $12.2 million.

Gross profit for the nine months ended December 31, 2020 amounted to $72.5 million and gross margin for the nine months ended December 31, 2020 was 47%. Gross profit for the fiscal year ended March 31, 2020 amounted to $137.4 million and gross margin for the fiscal year ended March 31, 2020 was 45%.

The increase in gross margin was primarily due to operating efficiencies in lab processing and increased revenue from research services, which generates a higher gross margin than our consumer services revenue.

Research and Development Expenses

	Nine months ended December 31, 2020	Year ended March 31, 2020	Nine months ended December 31, 2020	Year ended March 31, 2020
	($ millions)		as a percentage of total R&D expense
Personnel-related expenses (salaries, benefits & stock-based compensation)	$62.7	$89.5	55%	49%
Lab-related research services	21.2	40.2	18%	22%
Facilities	15.0	23.2	13%	13%
Depreciation, equipment and supplies	9.9	13.8	9%	8%
Other	5.5	14.6	5%	8%

Total	$114.3	$181.3	100%	100%

Research and development expenses for the nine months ended December 31,2020 amounted to $114.3 million or 74% of revenues, compared to $181.3 million for fiscal year ended March 31, 2020 or 59% of revenues. The increase in research and development expenses as a percentage of revenue was primarily due to increased investment in our Therapeutics business and a reduction in PGS kit sales combined with the fact that we do not recognize revenue for kits that are ordered during the holiday period, but instead recognize that revenue as consumers return their kits for processing, which, for holiday sales, typically occurs in our fourth fiscal quarter. In addition, as a percent of total research and development expenses, personnel-related expenses increased due to increased headcount in Therapeutics to support our GSK and internal portfolio. Lab-related research services decreased as a percent of total research and development expenses resulting from opting out of funding for a research program with GSK and termination of an internal program. Depreciation, equipment and supplies as a percent of total research and development costs increased mainly driven by our facilities’ expansion, slightly offset by cloud computing service savings. Other expenses as a percent of total research and development expenses decreased mainly due to lower allocated overhead to Therapeutics resulting from savings due to our restructuring during fiscal year ending March 31, 2020.

Sales and Marketing Expenses

Sales and marketing expenses for the nine months ended December 31, 2020 amounted to $31.2 million, which consisted primarily of advertising and brand-related spend in our marketing program of $10.8 million, personnel-related expenses of $11.1 million, outside services and supplies of $4.9 million, and facilities and other overhead allocation expenses of $4.4 million.

Sales and marketing expenses for the fiscal year ended March 31, 2020 amounted to $110.5 million, which consisted primarily of advertising and brand-related spend in our marketing program of $71.9 million, personnel-related expenses of $20.3 million, outside services and supplies of $10.3 million, and facilities and other overhead allocation expenses of $8.0 million.

The decrease in sales and marketing expenses as a percentage of revenue was primarily driven by reductions in advertising and brand-related spend in our marketing programs, and a decrease in headcount in our sales and marketing function, as we made strategic decisions during fiscal 2020 to decrease our marketing spending and discounting in an effort to reduce our losses.

General and Administrative Expenses

General and administrative expenses for the nine months ended December 31, 2020 amounted to $45.1 million, which consisted primarily of personnel-related expenses of $28.2 million. In addition, general and administrative expenses include facilities and other overhead allocation expenses of $6.3 million, outside services and other expenses of $7.6 million, as well as credit card processing fees of $3.0 million related to PGS kit sales.

General and administrative expenses for the fiscal year ended March 31, 2020 amounted to $59.4 million, which consisted primarily of personnel-related expenses of $36.1 million. In addition, general and administrative expenses include facilities and other overhead allocation expenses of $9.7 million, outside services and other expenses of $8.7 million, as well as credit card processing fees of $4.9 million related to PGS kit sales.

The increase in general and administrative expenses as a percentage of revenue was primarily driven by a reduction in PGS kit sales combined with the exclusion of revenue recognition for kits sold during the third quarter of 2021, including holiday sales, which typically are recognized as revenue in the fourth quarter, as consumers return their kits for processing.

Restructuring and Other Charges

We did not record any restructuring and other charges during the nine months ended December 31, 2020.

Restructuring and other charges for the fiscal year ended March 31, 2020 amounted to $44.7 million, which consisted primarily of impairment of long-lived assets of $33.9 million associated with the cease-use of our Phoenix, Arizona operating facility and the decision to sublease a significant portion of our Sunnyvale, California headquarters facility, employee severance and termination benefits of $5.5 million, contract termination fees and penalties of $3.0 million, a $1.5 million inventory write-off and $0.8 million in return-related fees as we consolidated the sales channel network by terminating certain retail contracts.

Interest and Other Income, Net

Interest and other income, net for the nine months ended December 31, 2020 amounted to $1.5 million, which consisted primarily of interest income earned on our cash deposits of $0.2 million, and other non-operating income and expenditures of $1.3 million.

Interest and other income, net for the fiscal year ended March 31, 2020 amounted to $7.6 million, which consisted primarily of interest income earned on our cash deposits of $6.2 million, and other non-operating income and expenditures of $1.4 million.

The decrease in interest and other income, net as percentage of revenue was primarily driven by the fluctuations in our outstanding cash deposits balances over time and the decreases in global interest rates as a result of the COVID-19 pandemic.

Comparisons for fiscal years ended March 31, 2020 and March 31, 2019

Revenue

Total revenue decreased by $135.4 million, or 31%, for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019. The decrease was due primarily to a decrease in consumer services revenue of $153.9 million, driven mainly by a reduction in the volume of PGS kit sales resulting from a decline in consumer demand that resulted from reductions in advertising and brand-related expenditures, as we made strategic decisions during fiscal 2020 to decrease our marketing spending and discounting in an effort to reduce our losses. This reduction was partially offset by an $18.5 million year-over-year increase in revenue related to the GSK and Almirall collaborations.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue decreased by $80.0 million, or 32%, for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019. The decrease in cost of revenue was due primarily to an $88.1 million reduction in costs related to consumer services revenue, driven mainly by a reduction in the volume of PGS kits sold during fiscal 2020. This decrease was partially offset by an $8.1 million year-over-year increase in costs associated with drug target discovery activities under the GSK collaboration commencing July 2018.

Our gross profit declined by $55.5 million, or 29%, to $137.4 million for the fiscal year ended March 31, 2020 from $192.9 million for the fiscal year ended March 31, 2019. The decrease in gross profit was primarily due to the decrease in revenue.

Our gross margin improved year over year, from 43.7% for the fiscal year ended March 31, 2019 to 45.0% for the fiscal year ended March 31, 2020, due to operating efficiencies in lab processing and increased revenue from research services, which generates a higher gross margin than our consumer services revenue.

Research and Development Expenses

($ millions)	FY3/31/20	FY3/31/19	Change
Personnel-related expenses (salaries, benefits & stock-based compensation)	$89.5	$74.4	$15.1
Lab-related research services	40.2	22.9	17.3
Facilities	23.2	15.0	8.2
Depreciation, equipment and supplies	13.8	10.7	3.1
Other	14.6	17.5	(2.9)

Total	$181.3	$140.5	$40.8

Research and development expenses for the fiscal year ended March 31, 2020 amounted to $181.3 million, compared to $140.5 million for fiscal ended March 31, 2019, representing an increase of $40.8 million or 29%. The increase was primarily attributable to $17.3 million in additional lab-related research service costs from the ramp up of our GSK collaboration, including drug target discovery projects, and our internal Therapeutics’ programs. The increase also resulted from an increase of $15.0 million in personnel-related expenses, including a $3.0 million increase in non-cash stock-based compensation, mainly driven by increased Therapeutics’ headcount to support both GSK collaboration and internal projects. The increase of $8.2 million in facilities mainly resulted from moving our headquarters to Sunnyvale with some increase attributed to the expansion of our South San Francisco lab/office. We also had a $3.1 million net increase in depreciation, equipment, and supplies, mainly driven by increased cloud computing services and increased facilities’ depreciation, partially offset by an increase in capitalization of internal-use software. Lower allocated overhead costs resulted in $2.9 million decrease in Other.

Sales and Marketing Expenses

Sales and marketing expenses for the fiscal year ended March 31, 2020 amounted to $110.5 million, compared to $190.9 million for fiscal year ended March 31, 2019, representing a decrease of $80.4 million. The fiscal 2020 sales and marketing expenses consisted primarily of advertising and brand-related spend in our marketing program of $71.9 million, personnel-related expenses of $20.3 million, outside services and supplies of $10.3 million, and facilities and other overhead allocation expenses of $8.0 million. The fiscal 2019 sales and marketing expenses consisted primarily of advertising and brand-related spend in our marketing program of $154.8 million, personnel-related expenses of $19.8 million, outside services and supplies of $10.3 million, and facilities and other overhead allocation expenses of $5.9 million.

The decrease in sales and marketing expense was due to an $82.8 million reduction in advertising and brand-related spend in our marketing program, based on targeted advertising spend. This decrease was partially offset by a $1.8 million increase in facilities and other overhead allocation expenses, due mainly to the new headquarters facilities lease.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended March 31, 2020 amounted to $59.4 million, compared to $50.3 million for fiscal year ended March 31, 2019, representing an increase of $9.1 million, or 18%. The fiscal 2020 general and administrative expenses consisted primarily of personnel-related expenses of $36.1 million, including salaries, benefits and non-cash stock-based compensation associated with the Company’s general and administrative personnel. In addition, general and administrative expenses include facilities and other overhead allocation expenses of $9.7 million, outside services of $8.7 million and credit card processing fees of $4.9 million. The fiscal 2019 general and administrative expenses consisted primarily of personnel-related expenses of $28.5 million, including salaries, benefits and non-cash stock-based compensation associated with the Company’s general and administrative personnel. In addition, general and administrative expenses include facilities and other overhead allocation expenses of $5.8 million, outside services of $7.9 million and credit card processing fees of $8.1 million.

The increase in general and administrative expense was due primarily to an increase of $7.6 million during fiscal 2020 in personnel-related expenses that were mainly driven by increased headcount, including a $3.3 million increase in non-cash stock-based compensation expense and a $3.9 million increase in facilities and other overhead allocation expenses related to the new headquarters facilities lease. We also incurred a $0.8 million increase in outside services and other expenses during fiscal 2020. These increases were partially offset by a $3.2 million year-over-year decrease in credit card processing fees related to the decrease in PGS kit sales.

Restructuring and Other Charges

Restructuring and other charges for the fiscal year ended March 31, 2020 primarily related to our restructuring plans approved in fiscal 2020. Restructuring activities included a reduction in workforce, contract terminations related to certain retail and operating lease arrangements, resulting in impairment losses of operating lease ROU assets associated with disposition of the Phoenix, Arizona operating facility and square footage available for sublease at the Sunnyvale, California headquarters facility, as well as other exit or disposal costs. See Note 5—“Restructuring” to our consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for details. We did not incur any restructuring and other charges for the fiscal year ended March 31, 2019.

Interest and Other Income, Net

Interest and other income, net increased by $2.3 million, or 44%, for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019, from $5.3 million in fiscal 2019 to $7.6 million in fiscal 2020. The increase was attributable to a $1.3 million increase in other non-operating income, and a $1.0 million increase in interest income.

Adjusted EBITDA

The Company evaluates the performance of each segment based on Adjusted EBITDA. Adjusted EBITDA is a key measure used by our management and the board of directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the items eliminated in calculating Adjusted EBITDA provides useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results in the same manner as our management and our board of directors. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than net loss, which is the most directly comparable financial measure calculated in accordance with GAAP.

The following tables reconcile net loss to Adjusted EBITDA for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 on a company-wide basis and for each of our segments:

	Nine months ended December 31, 2020	Year ended March 31,
		2020	2019
	(in thousands)
Segment Revenue
Consumer & Research Services	$155,290	$299,907	$437,919
Therapeutics	48	5,556	2,981

Total revenue	$155,338	$305,463	$440,900

Segment Adjusted EBITDA
Consumer & Research Services Adjusted EBITDA	$(4,925)	$(65,845)	$(85,822)
Therapeutics Adjusted EBITDA	(38,886)	(52,883)	(31,776)
Unallocated Corporate	(21,554)	(28,460)	(23,793)

Total Adjusted EBITDA	$(65,365)	$(147,188)	$(141,391)

Reconciliation of net loss to Adjusted EBITDA
Net loss	$(116,606)	$(250,863)	$(183,533)
Adjustments:
Interest (income), net	(196)	(6,244)	(5,269)
Other (income) expense, net	(1,317)	(1,340)	19
Depreciation and amortization	15,532	22,610	9,901
Stock-based compensation expense	37,222	43,957	37,491
Restructuring and other charges(1)	—	44,692	—

Total Adjusted EBITDA	$(65,365)	$(147,188)	$(141,391)

(1)

In fiscal year 2020, we approved restructuring plans to achieve our strategic and financial objectives. Restructuring activities included a reduction in workforce, contract terminations related to certain retail and operating lease arrangements, resulting in impairment losses of operating lease ROU assets associated with disposition of the Phoenix, Arizona operating facility, as well as other exit or disposal costs. The restructuring and other charges also include $0.9 million of stock-based compensation expense due to extension of exercise periods of certain awards to terminated employees. In addition, the restructuring and other charges included impairment losses of $12.6 million to operating ROU assets associated with our operating lease at our Sunnyvale, California headquarters facility. These impairment losses resulted from our reduction in force, which reduced our need for space at our headquarters facility, and were calculated based on assumptions which took into account expected delays in our ability to secure a sublease tenant and reduced rents due to the impact of the pandemic. We have determined that these restructuring and other charges were incremental to our normal operations because they were related to the reduction in our workforce that occurred in the fourth fiscal quarter of 2020, resulting in superfluous space in our headquarters facility. We did not experience a workforce reduction in the two prior years, and we do not anticipate a further workforce reduction in the two-year period after the fourth fiscal quarter of 2020. See Note 5 of the notes to our consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for more information.

Some of the limitations of Adjusted EBITDA include (i) Adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other U.S. GAAP results.

Liquidity and Capital Resources

To date, we have financed our operations primarily through sales of equity securities and revenue from sales of PGS and research services. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes.

As of December 31, 2020, our principal source of liquidity was our cash balance of $288.7 million, which was held for working capital purposes. Since our inception, we have generated significant operating losses as reflected in our accumulated deficit and negative cash flows from operations. We had an accumulated deficit of $910.2 million as of December 31, 2020. Our negative cash flows from operations were $34.0 million for the nine months ended December 31, 2020. Subsequent to December 31, 2020, we received $32.6 million of cash proceeds from the exercise of stock options by our CEO in February 2021.

We believe our existing cash, with additional capital raised subsequent to December 31, 2020, together with the proceeds stemming from the transactions contemplated by the Merger Agreement and the PIPE Financing, will be sufficient to meet our operating working capital and capital expenditure requirements for the foreseeable future. Depending on the extent of redemption by VGAC’s shareholders, we anticipate approximately $695.8 million in cash to the balance sheet upon consummation of the Business Combination. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any agreement and do not have any understanding with any third parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we intend to continue to make in research and development, and additional general and administrative costs we expect to incur in connection with operating as a public company. Cash from operations could also be affected from our customers and other risks detailed in the section titled “Risk Factors.” We expect to continue to maintain financing flexibility in the current market conditions. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

Our future capital requirements will depend on many factors including our revenue growth rate, the timing, and extent of spending to support further sales and marketing and research and development efforts. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Nine Months Ended December 31, 2020	Year ended March 31,
		2020	2019
Net cash (used in) operating activities	$(33,986)	$(185,766)	$(98,117)
Net cash (used in) investing activities	(5,747)	(72,823)	(27,840)
Net cash provided by financing activities	120,478	8,830	344,448

Cash Flows from Operating Activities

Net cash used in operating activities of $34.0 million for the nine months ended December 31, 2020 was primarily related to a net loss of $116.6 million, partially offset by non-cash charges for stock-based compensation of $37.2 million and depreciation and amortization of $14.0 million. The net changes in operating assets and liabilities of $30.7 million were primarily related to an increase in deferred revenue of $29.6 million from sales of PGS kits during the third quarter of 2021, including holiday sales, for which revenue is typically recognized in the fourth quarter as consumers return their kits for processing, a decrease in operating lease right-of-use assets of $8.5 million due to right-of-use assets amortization, a decrease in prepaid expenses and other current assets of $5.5 million due to decrease in deferred advertising, prepaid software and hardware support services, and other receivables, which were partially offset by an increase in inventories of $2.1 million due to increased purchase resulted from higher than expected sales, an increase in deferred cost of revenue of $5.8 million due to timing of PGS kit sales, and a decrease in operating lease liabilities of $6.7 million due to lease payments.

Net cash used in operating activities of $185.8 million for the fiscal year ended March 31, 2020 was primarily related to a net loss of $250.9 million, partially offset by non-cash charges for stock-based compensation of $44.8 million, depreciation and amortization of $22.6 million and impairment of long-lived assets of $33.9 million as a result of restructuring activities. The net changes in operating assets and liabilities of $36.3 million were primarily related to a decrease in accounts payable of $29.8 million due to the timing of payments, a decrease in deferred revenue of $35.3 million due to decrease in PGS kit sales, a decrease in operating lease liabilities of $5.4 million due to lease payments, which were partially offset by an increase in accrued expenses and other current liabilities of $4.9 million as a result of restructuring activities, a decrease in accounts receivable of $4.2 million due to decrease in kit sales, a decrease in deferred cost of revenue of $7.2 million due to decrease in PGS kit sales, a decrease in prepaid expenses and other current assets of $3.4 million due to decrease in contract assets, deferred advertising and other receivables, a decrease in operating lease right-of-use assets of $14.6 million due to right-of-use assets amortization and adjustment to the carrying amount of the right-of-use assets as a result of tenant improvement allowance received for the office in Sunnyvale, California.

Net cash used in operating activities of $98.1 million for the fiscal year ended March 31, 2019 was primarily due to a net loss of $183.5 million, partially offset by non-cash charges for stock-based compensation of $37.5 million and depreciation and amortization of $9.9 million. The net changes in operating assets and liabilities of $38.0 million were primarily related to an increase in accounts payable of $5.3 million and accrued expenses and other current liabilities of $3.0 million due to timing of payments, an increase in deferred revenue of $15.5 million due to increases in deferred revenue related to GSK, a decrease in inventories of $12.5 million due to lower sales forecast, a decrease in deferred cost of revenue of $5.7 million due to slowdown of kit sales, a decrease in operating lease right-of-use assets of $6.3 million due to amortization, which were partially offset by an increase in accounts receivable of $3.9 million due to increased receivables related to GSK and retailers, an increase in prepaid expenses and other current assets of $2.4 million due to increase in contract assets and other receivables, and a decrease in operating lease liabilities of $4.4 million due to lease payments.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to purchase of property and equipment, as well as capitalization of internal-use software costs.

Net cash used in investing activities was $5.7 million for the nine months ended December 31, 2020, which consisted of purchases of property and equipment of $3.9 million and capitalization of internal-use software costs of $2.7 million, partially offset by proceeds from sale of property and equipment of $0.8 million.

Net cash used in investing activities was $72.8 million for the fiscal year ended March 31, 2020, which consisted of purchases of property and equipment of $68.4 million and capitalization of internal-use software costs of $5.2 million, partially offset by proceeds from sales of property and equipment of $0.8 million.

Net cash used in investing activities was $27.8 million for the fiscal year ended March 31, 2019, which consisted of purchases of property and equipment of $27.4 million and capitalization of internal-use software costs of $0.4 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $120.5 million for the nine months ended December 31, 2020, which consisted of $82.3 million in proceeds from the issuance of convertible preferred stock, net of issuance costs, and $38.2 million in proceeds from the exercise of stock options.

Net cash provided by financing activities of $8.8 million for the fiscal year ended March 31, 2020 related entirely to proceeds from the exercise of stock options.

Net cash provided by financing activities was $344.5 million for the fiscal year ended March 31, 2019, which consisted of $272.3 million in proceeds from the issuance of convertible preferred stock, net of issuance costs, and $72.2 million in proceeds from the exercise of stock options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2020, and the years in which these obligations are due (in thousands):

		Fiscal year ending March 31,
	Total	2021 (for the remainder of)	2022-2023	2024-2025	Thereafter
Operating lease obligations(1)	$136,039	$2,410	$28,756	$29,456	$75,417
Non-cancelable purchase obligations(2)	72,486	4,295	30,200	28,180	9,811

Total contractual obligations	$208,525	$6,705	$58,956	$57,636	$85,228

(1)

The Company’s lease portfolio includes leased offices, dedicated lab facility and storage space, and dedicated data center facility space, all of which are accounted for as operating leases. Total payments listed represent total minimum future lease payments.

(2)	Non-cancelable purchase commitments with various parties for inventory purchases and software subscription service.

Off-Balance Sheet Arrangements

Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Additionally, the COVID-19 pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on our customers and sales cycles. We considered the impact of COVID-19 on our estimates and assumptions and recorded impairment losses of $12.6 million to operating ROU assets associated with the Company’s operating lease in Sunnyvale, California on the consolidated financial statements for the period ended March 31, 2020. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

23andMe recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services. We determine revenue recognition through the following five-step framework:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

Consumer Services

We enter into a contract for consumer services once the customer accepts the terms of service and initiates the service by providing payment to us. The transaction price is the amount which we expect to be entitled to in exchange for providing services and is calculated as the selling price net of variable consideration which may include estimates for future returns and sales incentives. Consumer services is composed of four distinct performance obligations: initial ancestry reports, initial health reports, ancestry updates, and health updates.

Initial reports are distinct from updates as customers can benefit from the information provided from the initial ancestry and health reports without the updates. Accordingly, subsequent updates are additive and, therefore, are separately identifiable. Transfer of control for both initial ancestry and initial health reports occur at the time the reports are uploaded to the customer’s account and notification has been provided to the customer. Transfer of control for ancestry and health report updates occurs over time by providing updates to a customer’s reports and features after the initial upload of the ancestry and health reports. This expected service period to provide updates is based on the estimated active life of a customer, which is estimated to be three months for ancestry report updates and 12 months for health report updates. The majority of consumer services revenue is recognized upon the initial transfer of ancestry and health reports to the customer. Upon sale of consumer services, deferred revenue is recorded for the net amount paid by the customer and is recognized after the customer returns the kit, the lab processes the sample, and the initial reports are uploaded to the customer’s account, and the customer is notified.

In contracts with customers for consumer services, if the customer does not return the kit, services cannot be completed by the Company, potentially resulting in unexercised rights (“breakage”) revenue. To estimate breakage, we assess customer contracts on a portfolio basis as opposed to individual customer contracts, due to the similarity of customer characteristics, at the sales channel level. We recognize the breakage amounts as revenue, proportionate to the pattern of revenue recognition of the returning kits in these respective sales channel portfolios. We estimate breakage for the portion of kits not expected to be returned using an analysis of historical data and consider other factors that could influence customer kit return behavior. We update the breakage rate estimate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual return patterns vary from the estimate, actual breakage revenue may differ from the amounts recorded. We recognized breakage revenue from unreturned kits of $12.9 million, $38.0 million and $57.0 million for the nine months ended December 31, 2020, fiscal years ended March 31, 2020 and 2019, respectively.

Research Services

We enter into contracts with customers to provide research services with payments based on fixed-fee arrangements. Where fees are variable, we estimate the most likely amount we expect to receive in determining the transaction price, such that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Such services are capable of being distinct as customers can benefit from each service on their own and are separately identifiable as each service can be independently fulfilled without a high reliance on another service. Transfer of control for research services occurs over time as the services are performed. We generally recognize revenue over time using an input method utilizing direct labor hours to measure performance.

Therapeutics

Therapeutics consists of revenues from the out-licensing of intellectual property associated with identified drug targets related to drug candidates under clinical development.

Other Policies and Judgments

Contracts with customers for both consumer and research services contain multiple performance obligations that qualify as distinct performance obligations. We allocate revenue to each performance obligation based on the stand-alone selling price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. If SSP is not directly observable, then SSP is estimated using judgment while considering all reasonably available information. To determine the SSP, we consider multiple factors including, but not limited to, third-party evidence for similar services, historical pricing, customer usage statistics, internal costs, gross margin objectives, independent valuations, and marketing and pricing strategies.

Stock-Based Compensation

The fair value of employee and non-employee stock options are determined on the grant date using the Black-Scholes option pricing model using various inputs, including the fair value of the underlying common stock, the expected term of the stock-based award, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of common stock. The assumptions used to determine the fair value of the stock-based awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

We recognize stock-based compensation cost on a straight-line basis over the requisite service period of the awards, which generally is the option vesting term. Forfeitures are accounted for as they occur.

Changes in the following assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

•

Fair Value of Common Stock. Given the absence of a public trading market, our board of directors, with the input of management, considers numerous objective and subjective factors to determine the fair value of common stock at each meeting at which awards are approved. These factors include, but are not limited to, (i) our capital resources and financial condition; (ii) the rights and preferences held by our preferred stock classes relative to those of our common stock; (iii) the likelihood of achieving a liquidity event, such as an initial public offering; (iv) operational and financial performance and condition; (v) valuations of comparable companies; (vi) the status of our development, product introduction, and sales efforts; (vii) the lack of marketability of the common stock; and (viii) industry information.

•

Expected Term. Expected term represents the period that options are expected to be outstanding. We determine the expected term using the simplified method based on the option’s vesting term and contractual obligations.

•

Expected Volatility. The volatility is derived from the average historical stock volatilities of a peer group of public companies that we consider to be comparable to our business over a period equivalent to the expected term of the share-based grants.

•

Risk-Free Interest Rate. We derive the risk-free interest rate assumption from the United States Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued.

•	Dividend Yield. We base the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. Consequently, the expected dividend yield used is zero.

The Black-Scholes assumptions used in evaluating our awards are as follows:

	Nine months ended December 31, 2020	Year ended March 31,
		2020	2019
Expected term (years)	6.0 - 6.1	5.0 - 6.1	5.0 - 6.3
Expected volatility	65% - 68%	53% - 62%	52% - 54%
Risk-free interest rate	0.3% - 0.5%	0.6% - 2.2%	2.5% - 3.1%
Expected dividend yield	0%	0%	0%

The variables used in these models are reviewed on each grant date and adjusted, as needed. As we continue to accumulate additional data related to our common stock valuations and assumptions used in the Black-Scholes model, we may refine our estimates of these variables, which could materially affect our future stock-based compensation expense.

After becoming a public company, we will determine the fair value of the common stock underlying equity awards based on the closing price of our common stock as reported on the date of the grant.

Leases

Our lease portfolio consists of leased office space, dedicated lab facility space, and dedicated data center facility space, all of which are accounted for as operating leases. All lease arrangements are generally recognized at lease commencement. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized at commencement based on the present value of fixed payments not yet paid over the lease term. Operating lease ROU assets represent our right to use an underlying asset during the reasonably certain lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received.

When considering the future lease payments to be included in the measurement of the operating lease liabilities, we include payments to be made in optional renewal periods only if it is reasonably certain to exercise the option, and will include periods covered by a termination option only if it is reasonably certain that it will not exercise such option. In addition, we elected not to utilize the hindsight practical expedient to determine the lease term for existing leases at adoption. We use the incremental borrowing rate based on the information available at the commencement date in determining the lease liabilities as our leases generally do not provide an implicit rate. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, in an economic environment where the leased asset is located.

Real estate leases of office facilities are the most significant leases held by us. For these leases, we have elected the practical expedient permitted under ASC 842 to account for the lease and non-lease components as a single lease component. As we enter into real estate leases, property tax, insurance, common area maintenance and utilities are generally variable lease payments that do not depend on an index or rate, and therefore, they are excluded from the lease liabilities and expensed as incurred in accordance with ASC 842. We reassess the lease term if and when a significant event or change in circumstances occurs within our control. None of our lease agreements contain significant residual value guarantees, restrictions, or covenants. We currently do not have any finance leases.

Income Taxes

We apply the provisions of ASC 740, Income Taxes. Under ASC 740, we account for our income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not realize those tax assets through future operations.

We also utilize the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not of being realized and effectively settled. We consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. We recognize interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

Emerging Growth Company Status

VGAC is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. VGAC has elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date New 23andMe (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, New 23andMe intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board; and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

New 23andMe will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year (a) following October 2, 2025, the fifth anniversary of the closing of VGAC’s initial public offering, (b) the year in which New 23andMe has total annual gross revenue of at least $1.07 billion, or (c) the year in which New 23andMe is deemed to be a large accelerated filer, which means the market value of the common equity of New 23andMe that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New 23andMe has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Quantitative and Qualitative Disclosures About Market Risk

We have operations primarily within the United States and we are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Interest Rate Risk

As of December 31, 2020 and March 31, 2020, we had cash of $288.7 million and $207.9 million, respectively. Cash consists of cash in banks and bank deposits, and is not subject to market risk. A hypothetical 10% change in interest rates during any of the period presented would not have had a material impact on our historical consolidated financial statements for the nine months period ended December 31, 2020, and fiscal years ended March 31, 2020 or 2019.

Foreign Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently, substantially all of our revenue and expenses are denominated in U.S. dollars. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred. Our results of operations and cash flows in the future may be adversely affected due to an expansion of non-U.S. dollar denominated contracts and changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical or current consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international activities grow, we will continue to reassess our approach to manage the risk relating to fluctuations in currency rates.

Related Party Transactions

See the section titled “Certain Relationships and Related Person Transactions—23andMe” included elsewhere in this proxy statement/consent solicitation statement/prospectus for information regarding related party transactions during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, and subsequent thereto.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in Note 2 of the notes to our consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for more information.

Change in Fiscal Year End

In September 2019, the board of directors of 23andMe approved a change of 23andMe’s fiscal year end from December 31 to March 31 to better align 23andMe’s fiscal year end with the seasonality of the Company’s revenues and expenses.

Change in Independent Auditor of 23andMe

Beginning in September 2019, the board of directors of 23andMe conducted a routine “request for proposal” process with respect to the engagement of an independent auditor. Among the auditing firms that participated in the process were Ernst & Young LLP (“EY”), 23andMe’s auditor at the time, and KPMG LLP (“KPMG”). On November 26, 2019, the board of directors of 23andMe selected KPMG as independent auditors in replacement of EY.

EY did not audit 23andMe’s financial statements for any period subsequent to the fiscal year ended December 31, 2018. For the years ended December 31, 2018 and 2017, no report of EY on 23andMe’s financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2018 and 2017 and the subsequent interim period through November 26, 2019, there were (i) no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

On February 10, 2021 (subsequent to its dismissal) EY withdrew its opinions on the financial statements as of and for the years ended December 31, 2018 and 2017, when it was made aware of errors identified and corrected by 23andMe in connection with the preparation of 23andMe’s financial statements for its fiscal years ended March 31, 2020 and 2019, audited by KPMG.

23andMe requested EY to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated February 16, 2021, is filed as Exhibit 16.1 to the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part.

23andMe did not consult KPMG during its two most recent fiscal years or the subsequent interim period prior to KPMG’s appointment with regard to any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

EXECUTIVE AND DIRECTOR COMPENSATION OF 23ANDME

Overview

This section discusses the material components of the executive compensation program for 23andMe’s executive officers named in the “—Summary Compensation Table” below. As an emerging growth company, 23andMe has opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act, although 23andMe has voluntarily expanded such disclosure to also include 23andMe’s Chief Financial Officer and 23andMe’s third most highly compensated executive officer.

For the fiscal year ended March 31, 2021, 23andMe’s “named executive officers” and their positions were as follows:

•	Anne Wojcicki, Chief Executive Officer and Co-Founder;

•	Steven Schoch, Chief Financial Officer;

•	Fred Kohler, Vice President, People;

•	Kathy Hibbs, Chief Legal & Regulatory Officer;

•	Kenneth Hillan, Head of Therapeutics; and

•	Steve Lemon, Vice President, Engineering.

2021 Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, 23andMe seeks to provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. In light of her equity interests in 23andMe, Ms. Wojcicki historically has received base salary compensation significantly lower than that of the other named executive officers. Please see the “Salary” column in the Summary Compensation Table for the base salary amounts received by the named executive officers in fiscal 2021.

Bonuses

23andMe has not provided (i) ad hoc or other special cash bonuses or (ii) cash incentive compensation (bonuses) to 23andMe’s named executive officers since February 2018.

Long-Term Equity Incentive Awards

To further focus 23andMe’s named executive officers on 23andMe’s long-term performance, 23andMe historically has granted equity compensation in the form of stock options that are subject to time-based vesting requirements. Stock options were granted to all of the named executive officers during fiscal 2021. For more information, see “—Summary Compensation Table,” “—Outstanding Equity Awards at March 31, 2021,” and “—Employee Benefit and Equity Compensation Plans,” below.

Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by, or paid to 23andMe’s named executive officers during the fiscal years indicated below:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Anne Wojcicki Chief Executive Officer and Co-Founder	2021	$55,120	$20,220,547	$0	$20,275,667
	2020	$50,960	$0	$0	$50,960
Steven Schoch Chief Financial Officer	2021	$580,529	$3,673,249	$2,300	$4,256,078
	2020	$550,405	$0	$1,925	$552,330
Kathy Hibbs Chief Legal & Regulatory Officer	2021	$556,233	$2,671,454	$2,300	$3,229,987
	2020	$550,905	$0	$1,925	$552,830
Kenneth Hillan Head of Therapeutics	2021	$554,960	$2,671,454	$2,658	$3,229,072
Steve Lemon VP, Engineering	2021	$555,566	$2,003,490	$3,300	$2,562,457
	2020	$546,405	$0	$1,842	$548,247

(1)

In accordance with SEC rules, this amount in this column reflects the aggregate grant date fair value of stock options granted to the named executive officers during the 2021 fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid or realized by them. Information regarding the assumptions used to calculate the value of all stock options made in Note 10 to 23andMe’s financial statements.

(2)

The amounts reported in the “All Other Compensation” column represent the Company’s matching contributions made pursuant to 23andMe’s Retirement and Savings Plan (the “401(k) Plan”), a tax-qualified retirement savings plan under Section 401(k) of the Code. During fiscal 2021, the Company matched participants’ contributions under the 401(k) Plan, up to a maximum of $2,300 for calendar years 2020 and 2021.

Narrative Disclosure to Summary Compensation Table

Employment Agreements with 23andMe’s Named Executive Officers

Employment arrangements with 23andMe’s named executive officers, other than Ms. Wojcicki, are set forth below. Each named executive officer also is party to the 23andMe standard Employee Invention Assignment and Confidentiality Agreement, under which each named executive officer has agreed (i) not to solicit 23andMe’s employees during their employment and for a period of one year after the termination of such employment, (ii) to protect 23andMe’s confidential and proprietary information, and (iii) to assign to 23andMe any related intellectual property developed during the course of his or her employment. The named executive officers will continue to be subject to this agreement on the closing of this Business Combination.

Anne Wojcicki

There is no employment agreement between 23andMe and Ms. Wojcicki.

Steven Schoch

On March 27, 2018, 23andMe entered into an offer letter with Mr. Schoch to serve as 23andMe’s Chief Financial Officer (the “Schoch Offer Letter”). The Schoch Offer Letter provides for an annual base salary of $550,000, subject to adjustment from time to time. In connection with the commencement of his employment, Mr. Schoch also received an option to purchase 425,000 shares of common stock, which vested 25% after 12 months of service and on a pro rata basis (in remaining 1/48 installments) over the following 36 months of service, as further described in his individual award agreement. Mr. Schoch also is eligible to participate in the benefit plans that are generally available to all 23andMe employees. In connection with Mr. Schoch’s relocation to the San Francisco Bay Area, the Schoch Offer Letter also provided a monthly allowance of $6,000 during Mr. Schoch’s first five months of employment.

The Schoch Offer Letter provides for certain change in control and severance benefits. If Mr. Schoch experiences a Qualifying Termination (as defined below): (i) Mr. Schoch will receive six months of continued salary at the rate that was in effect at the time of the Qualifying Termination and (ii) 100% of Mr. Schoch’s then- unvested options will become fully vested and exercisable. The receipt of such Change in Control severance benefits are subject to Mr. Schoch’s execution and non-revocation of a general release of claims. If Mr. Schoch experiences a separation from service for any reason other than Cause, death, or Permanent Disability (each as defined below) prior to a Change in Control, then he will receive six months of continued salary at the rate that was in effect at the time of the Qualifying Termination.

Kathy Hibbs

On February 6, 2014, 23andMe entered into an offer letter with Ms. Hibbs to serve as 23andMe’s Chief Legal and Regulatory Officer (the “Hibbs Offer Letter”). The Hibbs Offer Letter initially provided for an annual base salary of $400,000, subject to adjustment from time to time. In connection with the commencement of her employment, Ms. Hibbs also received an option to purchase 525,000 shares of common stock, which vested 25% after 12 months of service and on a pro rata basis (in remaining 1/48 installments) over the following 36 months of service. Ms. Hibbs also is eligible to participate in the benefit plans that are generally available to all 23andMe employees. The Hibbs Offer Letter also included an annual performance bonus of up to thirty percent (30%) of Ms. Hibbs’ base salary rate based upon the achievement of objective and subjective criteria established by Ms. Wojcicki and approved by the 23andMe Board; 23andMe discontinued its bonus program in February 2018.

The Hibbs Offer Letter provides for certain change in control and severance benefits. If Ms. Hibbs experiences a Qualifying Termination: (i) Ms. Hibbs will receive six months of continued salary at the rate that was in effect at the time of the Qualifying Termination and (ii) 50% of Ms. Hibbs’s then-unvested options will become fully vested and exercisable. The receipt of such Change in Control severance benefits are subject to Ms. Hibbs’s execution and non-revocation of a general release of claims. If Ms. Hibbs experiences a separation from service for any reason other than Cause, death, or Permanent Disability prior to a Change in Control, then she will receive four months of continued salary at the rate that was in effect at the time of the Qualifying Termination.

Kenneth Hillan

On February 1, 2019, 23andMe entered into an offer letter with Mr. Hillan to serve as 23andMe’s Head of Therapeutics (the “Hillan Offer Letter”). The Hillan Offer Letter provides for an annual base salary of $525,000, subject to adjustment from time to time. In connection with the commencement of his employment, Mr. Hillan received an option to purchase 480,000 shares of common stock, which vested 25% after 12 months of service and on a pro rata basis (in remaining 1/48 installments) over the following 36 months of service as further described in his individual award agreement. Mr. Hillan also is eligible to participate in the benefit plans that are generally available to all 23andMe employees.

The Hillan Offer Letter provides for certain change in control severance benefits. If Mr. Hillan experiences a Qualifying Termination: (i) Mr. Hillan will receive six months of continued salary that the rate that was in effect at the time of the Qualifying Termination and (ii) 100% of Mr. Hillan’s then-unvested options will become fully vested and exercisable. The receipt of such Change in Control severance benefits are subject to Mr. Hillan’s execution and non-revocation of a general release of claims. If Mr. Hillan experiences a separation from service for any reason other than Cause, death, or Permanent Disability (each as defined below) prior to a Change in Control, then he will receive six months of continued salary at the rate that was in effect at the time of the Qualifying Termination.

Steve Lemon

On October 14, 2010, 23andMe entered into an offer letter with Mr. Lemon to serve as 23andMe’s Vice President, Engineering (the “Lemon Offer Letter”). The Lemon Offer Letter initially provided for an annual base salary of $225,000, subject to adjustment from time to time. In connection with the commencement of his employment, Mr. Lemon also received an option to purchase 314,755 shares of common stock, which vested 25% after 12 months of service and on a pro rata basis (in remaining 1/48 installments) over the following 36 months of service. Mr. Lemon also is eligible to participate in the benefit plans that are generally available to all 23andMe employees.

Certain Definitions

For purposes of the offer letters described above:

•

“Involuntary Termination” means an involuntary separation from service, as defined in Treasury Regulation 1.409A-1(n), (i) by the 23andMe for any reason other than (A) Cause, (B) death, or (C) Permanent Disability, or (ii) by executive for Good Reason.

•

“Cause” means (i) any willful, material violation by executive of any law or regulation applicable to the business of 23andMe, executive’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or any willful perpetration by executive of a common law fraud, (ii) executive’s commission of an act of personal dishonesty which involves personal profit in connection with 23andMe or any other entity having a business relationship with 23andMe, (iii) any material breach by executive of any provision of any agreement or understanding between 23andMe and executive regarding the terms of executive’s service as an employee, officer, director, or consultant to 23andMe, including without limitation, executive’s willful and continued failure or refusal to perform the material duties required of executive as an employee, officer, director or consultant of 23andMe, other than as a result of having a disability, or a breach of any applicable invention assignment and confidentiality agreement or any agreement between 23andMe and executive, (iv) executive’s disregard of the policies of 23andMe so as to cause loss, damage or injury to the property, reputation, or employees of 23andMe, (v) executive’s violation or failure to comply with any of 23andMe’s confidential information, privacy or similar policy or program, or (vi) any other misconduct by executive which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, 23andMe.

•

“Change in Control” means a (i) consolidation, reorganization, or merger of 23andMe with or into any other entity or entities in which the holders of 23andMe’s outstanding shares immediately before such consolidation, reorganization or merger do not, immediately after such consolidation, reorganization, or merger, retain stock or other ownership interests representing a majority of the voting power of the surviving entity or entities as a result of their shareholdings in 23andMe immediately before such consolidation, reorganization, or merger, or (ii) a sale or all or substantially all of 23andMe’s assets that is followed by a distribution of the proceeds to 23andMe’s stockholders.

•

“Good Reason” means, without executive’s express written consent, the occurrence of any one or more of the following: (i) a change in executive’s position with 23andMe that materially reduces executive’s level of authorities, responsibilities or duties (provided that such reduction would not include remaining in the same relative position of responsibility within 23andMe following a Change in Control even if 23andMe were a subsidiary of another entity); (ii) a reduction in executive’s base salary by more than ten percent (10%) unless (A) executive consents thereto in executive’s discretion, or (B) the annual salaries of all Company employees are similarly reduced; or (iii) receipt of notice that executive’s principal workplace will be relocated to increase executive’s commute by more than fifty (50) miles.

•

“Permanent Disability” means that executive is unable to perform the essential functions of executive’s position, with or without reasonable accommodation, for a period of at least 120 consecutive days because of a physical or mental impairment.

•	“Qualifying Termination” means that the executive has experienced an Involuntary Termination that occurs with, or within 24 months following a Change in Control.

Stock Option Grants During Fiscal 2021

All of 23andMe’s named executive officers received non-qualified stock option grants during fiscal 2021, as set forth in the table below. Each award vests ratably in monthly installments starting September 1, 2020 and expires August 25, 2030, subject to the terms of the award agreement, except that Ms. Wojcicki’s award agreement provided that any or all portion of the option award was exercisable immediately upon grant, provided that any shares received from any such early exercise are subject to repurchase, at the option of 23andMe, at the original issuance price in the event Ms. Wojcicki is terminated for any reason. Ms. Wojcicki early exercised all such options during fiscal 2021. Further, with respect to the option awards granted to Messrs. Schoch, Hillan, and Lemon and Ms. Hibbs, each such award is subject to accelerated vesting pursuant to the respective named executive officer’s employment agreement, as set forth above in the section titled “—Employment Arrangements with 23andMe’s Named Executive Officers.”

Please refer to the Summary Compensation Table for information regarding the grant date fair value, and the Outstanding Equity Awards Table below for additional information regarding vesting provisions.

Name	Grant Date	Number of Shares
Anne Wojcicki Chief Executive Officer	8/26/2020	3,000,000

Steven Schoch Chief Financial Officer	8/26/2020	550,000

Kathy Hibbs Chief Legal & Regulatory Officer	8/26/2020	400,000

Kenneth Hillan Head of Therapeutics	8/26/2020	400,000

Steve Lemon VP, Engineering	8/26/2020	300,000

Outstanding Equity Awards at March 31, 2021

The following table presents information regarding outstanding equity awards held by 23andMe’s named executive officers as of March 31, 2021. All awards were granted under 23andMe’s Amended and Restated Equity Plan (defined below).

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date
Steven Schoch	4/24/2018	309,895	(2)	115,105	(2)	9.56	4/23/2028
Chief Financial Officer	8/26/2020	68,750	(3)	481,250	(3)	11.57	8/25/2030

Kathy Hibbs	5/5/2014	418,313	(4)	—		0.97	5/4/2024
Chief Legal & Regulatory Officer	5/10/2017	182,291	(5)	67,709	(5)	6.79	5/9/2027
	8/26/2020	50,000	(3)	350,000	(3)	11.57	8/25/2030

Kenneth Hillan	2/19/2019	250,000	(6)	230,000	(6)	11.50	2/18/2029
Head of Therapeutics	8/26/2020	50,000	(3)	350,000	(3)	11.57	8/25/2030

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date

Steve Lemon	2/14/2012	55,651	(7)	—		0.52	2/14/2022
VP, Engineering	11/05/2013	60,000	(8)	—		0.97	11/4/2023
	4/18/2015	243,000	(9)	—		1.04	4/17/2025
	5/10/2017	208,333	(10)	41,667	(10)	6.79	5/9/2027
	8/26/2020	37,500	(3)	262,500	(3)	11.57	8/25/2030

(1)

Each equity award in this column is subject to acceleration of vesting provisions pursuant to the respective named executive officer’s employment agreement, as set forth above in the section titled “—Employment Arrangements with 23andMe’s Named Executive Officers.”

(2)	The shares underlying this option vested 25% on April 9, 2019, then ratably (in remaining 1/48 installments) thereafter.
(3)	The shares underlying this option vest in 48 equal monthly installments commencing September 1, 2020.
(4)	The shares underlying this option vested 25% on April 1, 2015, then ratably (in remaining 1/48 installments) thereafter.
(5)	The shares underlying this option vest in 48 equal monthly installments commencing on April 1, 2018.
(6)	The shares underlying this option vested 25% on February 19, 2020, then ratably (in remaining 1/48 installments) thereafter.
(7)	The shares underlying this option vested in 48 equal monthly installments commencing on January 1, 2012.
(8)	The shares underlying this option vested in 48 equal monthly installments commencing on September 1, 2013.
(9)	The shares underlying this option vested in 48 equal monthly installments commencing on April 1, 2015.
(10)	The shares underlying this option vest in 48 equal monthly installments commencing on November 1, 2017.

Employee Benefit and Equity Compensation Plans

The principal features of 23andMe’s existing employee benefit and equity incentive plans are summarized below. The summary of 23andMe, Inc.’s Equity Incentive Plan (the “Amended and Restated Equity Plan”) is qualified in its entirety by reference to the actual text of the Amended and Restated Equity Plan, which is filed as an exhibit to this proxy statement/consent solicitation statement/prospectus.

Amended and Restated Equity Incentive Plan

The Amended and Restated Equity Plan originally was adopted by the 23andMe Board and approved by 23andMe stockholders on May 11, 2006, extended by the 23andMe Board on April 16, 2016 for an additional ten-year term, and further amended and restated on August 26, 2020. The Amended and Restated Equity Plan permits the grant of options, restricted stock awards, and restricted stock unit awards. The maximum aggregate number of shares of common stock that may be issued under the Amended and Restated Equity Plan is 66,948,537 shares, subject to adjustment as provided therein.

Upon the closing of the Business Combination, the Amended and Restated Equity Plan will be terminated and New 23andMe will not grant any further awards under such plan. However, the Amended and Restated Equity Plan will continue to govern outstanding awards granted thereunder. The 23andMe Board administers the Amended and Restated Equity Plan and has the authority, among other matters, to construe and interpret the terms of the Amended and Restated Equity Plan and awards granted thereunder.

Retirement and Savings Plan

The 401(k) Plan provides eligible employees of 23andMe with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Under the 401(k) Plan, 23andMe can make discretionary matching contributions, and currently provide a dollar-for-dollar match up to a maximum of $95.83 per pay period. New hires are automatically enrolled at a six percent (6%) contribution rate. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

Health and Welfare Plans

All of 23andMe’s full-time employees, including 23andMe’s named executive officers, are eligible to participate in 23andMe’s health and welfare plans, including medical and dental benefits, paid family leave to supplement the Family and Medical Leave Act of 1993, back-up child and elder care, parental leave, short-term and long-term disability insurance, and life insurance.

Transaction Bonus Agreements

23andMe is not party to any transaction bonus agreements with any of the named executive officers.

DIRECTOR COMPENSATION

The directors for fiscal year 2021 included Ms. Wojcicki, Neal Mohan, Roelof Botha, Richard Scheller, and Patrick Chung. For the fiscal year ended March 31, 2021, 23andMe did not have a formal non-employee director compensation program. With respect to fiscal 2021, our non-employee directors (Neal Mohan, Roelof Botha, Richard Scheller, and Patrick Chung) did not receive compensation for their service on the 23andMe Board. However, Dr. Scheller received cash compensation in connection with consulting services provided to 23andMe during fiscal 2021. 23andMe reimburses its directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Ms. Wojcicki did not and does not receive any additional compensation for her service as a member of the 23andMe Board. Please see the Summary Compensation Table for the compensation paid or awarded to Ms. Wojcicki for fiscal 2021.

The following table sets forth information for the year ended March 31, 2021 regarding the compensation earned by Dr. Scheller.

Name	All Other Compensation(1)	Total
Richard Scheller	$120,000	$120,000

(1)	Represents cash compensation paid to Dr. Scheller during fiscal 2021 for consulting services.

As of March 31, 2021, Dr. Scheller and Mr. Mohan held total outstanding options to acquire 23andMe common stock with respect to 200,000 and 100,000 shares, respectively. None of the other non-employee directors have outstanding equity awards.

MANAGEMENT OF NEW 23ANDME FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of the date of this proxy statement/consent solicitation statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of New 23andMe following the consummation of the Business Combination.

Executive Officers, Significant Employees, and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New 23andMe will be managed by or under the New 23andMe Board. The directors, executive officers, and significant employees of New 23andMe upon consummation of the Business Combination will include the following:

Name	Age	Position
Executive Officers

Anne Wojcicki	47	Chief Executive Officer and Director
Steven Schoch	62	Chief Financial Officer
Kathy Hibbs	57	Chief Legal and Regulatory Officer
Kenneth Hillan	60	Head of Therapeutics
Tracy Keim	46	Vice President, Consumer Marketing and Brand
Fred Kohler	54	Vice President, People
Steve Lemon	58	Vice President, Engineering

Significant Employees

Adam Auton	41	Vice President, Human Genetics
David Baker	50	Chief Security Officer
Arnab Chowdry	39	Vice President, Genetic Technology
Elvia Cowan	49	Vice President, Controller
Jacquie Cooke Haggarty	42	Vice President, Deputy General Counsel, and Privacy Officer
Kent Hillyer	54	Vice President, Head of Customer Care
Kumar Iyer	42	Vice President, Product
Jennifer Low	51	Head of Therapeutics Development
L. Okey Onyejekwe	46	Vice President, Consumer Clinical Operations and Medical Affairs
Mike Polcari	40	Vice President, Chief Architect
William Richards	60	Vice President, Drug Discovery
Joyce Tung	43	Vice President, Research
Monica Viziano	54	Vice President, Portfolio Strategy and Alliance Management
Katie Watson	42	Vice President, Communications

Non-Employee Directors

Roelof Botha	47	Director
Patrick Chung	47	Director
Evan Lovell	50	Director
Neal Mohan	47	Director
Richard Scheller, Ph.D.	67	Director
Peter Taylor	62	Director

Executive Officers of New 23andMe

Anne Wojcicki. Ms. Wojcicki, 47, is the Chief Executive Officer of 23andMe. Ms. Wojcicki co-founded 23andMe in 2006 and has served as its Chief Executive Officer since 2010. Prior to co-founding 23andMe, she worked as a healthcare analyst for several investment firms, including Passport Capital, LLC from 2004 to 2006, Andor Capital Management from 2001 to 2002, Ardsley Partners from 1999 to 2000, and Investor AB from 1996 to 1999. She is a co-founder and board member of the Breakthrough Prize in Life Sciences, the largest scientific award that is given to researchers who have made discoveries that extend human life. Ms. Wojcicki sits on the boards of directors of the special purpose acquisition company Ajax I (NYSE: AJAX), Zipline, Inc., and the Kaiser Permanente Bernard J. Tyson School of Medicine. Ms. Wojcicki also chairs the advisory board for the UCSF-Stanford Center of Excellence in Regulatory Science and Innovation. From 2008 to 2016, Ms. Wojcicki served on the board of directors of the Foundation for the National Institutes of Health. Ms. Wojcicki earned a B.S. in Biology degree from Yale University and also conducted molecular biology research at the National Institutes of Health and at the University of California, San Diego. Ms. Wojcicki is considered a pioneer in the direct-to-consumer DNA testing space, and VGAC and 23andMe believe her extensive industry experience, as well as her institutional knowledge as the co-founder of 23andMe qualify her to serve on the New 23andMe Board.

Steven Schoch. Mr. Schoch, 62, has served as 23andMe’s Chief Financial Officer since 2018. Prior to joining 23andMe, Mr. Schoch served as the Chief Executive Officer of Miramax Film NY, LLC (“Miramax”) from 2012 to 2017, while concurrently serving as Miramax’s Chief Financial Officer, a position he held beginning in 2010. From 2001 to 2010, Mr. Schoch held various senior financial positions at Amgen, Inc., including Corporate Controller and divisional Financial Vice President. He served as the Executive Vice President and Chief Financial Officer of eToys, Inc. from 1999 to 2001. Prior to eToys, Inc., Mr. Schoch held a variety of financial positions in the media industry, including at The Walt Disney Company and the Times Mirror Company. Mr. Schoch holds a B.S. in Civil Engineering degree from Tufts University and a M.B.A. degree from the Tuck School of Business Administration, Dartmouth College.

Kathy Hibbs. Ms. Hibbs, 57, has served as the Chief Legal and Regulatory Officer of 23andMe since 2014. Previously, Ms. Hibbs served as Senior Vice President and General Counsel of Genomic Health, Inc., a genetic research and cancer diagnostics company, from 2009 to 2014. Prior to that, from 2000 to 2009, Ms. Hibbs served as Senior Vice President and General Counsel of Monogram Biosciences Inc., and from 1995 to 1999, she was the Director of Legal Affairs at Varian Associates, Inc. followed by its successor, Varian Medical Systems, Inc. Ms. Hibbs served on the board of directors of Decipher Biosciences, Inc. (Nasdaq: DECI) until its acquisition. She also serves as a member of the Fast Company Impact Council and as a member of the board of directors of Cadex Genomics, Corp., a private company focused on molecular diagnostics tests to guide cancer treatment and the board of directors of Sophia Genetics, a private AI platform company whose products are used by more than 1,000 healthcare institutions. Ms. Hibbs received her B.A. in Political Science from the University of California, Riverside and her J.D. from the University of California, Hastings College of the Law.

Kenneth Hillan. Dr. Hillan, 60, has served as 23andMe’s Head of Therapeutics since 2019. Previously, he served as the Chief Executive Officer of Achaogen, Inc. (“Achaogen”) from 2011 to 2019. Prior to that, from 1994 to 2011, he held progressively senior roles at Genentech, most recently serving as Senior Vice President and Head of Clinical Development and Product Development Strategy Asia-Pacific from 2010 to 2011 and Vice President, Tissue Growth and Repair, Product Development from 2006 to 2010. Dr. Hillan currently serves on the board of directors of Sangamo Therapeutics, Inc. (Nasdaq: SGMO) and Zymeworks Inc. (NYSE: XYME). He previously served on the boards of directors of Achaogen and Relypsa, Inc. (until it was acquired by Galenica AG in 2016). He holds an M.B. Ch.B. (Bachelor of Medicine and Surgery) degree from the Faculty of Medicine at the University of Glasgow, U.K. He is a Fellow of the Royal College of Surgeons (FRCS, Glasg), and a Fellow of the Royal College of Pathologists (FRCPath). He has authored dozens of scientific publications and is a named inventor on almost 50 issued patents.

Tracy Keim. Ms. Keim, 46, is 23andMe’s Vice President, Consumer Marketing and Brand. She joined 23andMe in 2013 as Director of Marketing. Prior to joining 23andMe, in 2012, Ms. Keim served as the Vice President of Integrated Marketing at Bonobos Inc. Ms. Keim spent the first 15 years of her career in leadership roles at boutique advertising agencies focused on driving brand strategy and creative for eHarmony, LegalZoom, Hotwire, ShoeDazzle, DIRECTV, Bank of America, Mercedes USA, Volvo Cars North America, and Toyota. Ms. Keim serves on the boards of directors of women’s organization MAKERS, the nonprofit Invincibility

Collective, and women’s health start-up Qvin. Ms. Keim holds a B.S. in Advertising from the Newhouse School of Communications at Syracuse University and a M.S. in Integrated Marketing from Northwestern University.

Fred Kohler. Mr. Kohler, 54, has served as 23andMe’s Vice President of People since September 2019. Previously, he served as the Vice President of People of GRAIL, Inc., a healthcare company focused on cancer-detection technology, from 2018 to 2019. From 2013 to 2019, Mr. Kohler was Senior Principal Consultant at Roche Holding AG (“Roche”), and from 2012 to 2013, he held this role at Roche’s subsidiary, Genentech, Inc. (“Genentech”). Prior to joining Roche, Mr. Kohler was Senior Director, Human Resources at Juniper Networks from 2007 to 2012 and Director, Human Relations at Autodesk from 1997 to 2007. Mr. Kohler earned B.A. degrees in English and Economics from Bucknell University. He holds a M.B.A. degree from the Walter A. Haas School of Business at the University of California, Berkeley.

Steve Lemon. Mr. Lemon, 58, has served as 23andMe’s Vice President of Engineering since 2010. Prior to joining 23andMe, from 2007 to 2010, Mr. Lemon was Vice President of Engineering at Loopt. Inc. In 2006, he co-founded the Glimpse.com (acquired by TheFind.com) and served as its Vice President of Technology until 2007. Prior to that, Mr. Lemon served in the role of Vice President of Engineering for several companies, including NortonLifeLock Inc. (f/k/a Symantec) from 2005 to 2006, Cendura LLC from 2002 to 2005, and Healtheon/WebMD from 1998 to 2002. From 1989 to 1996, Mr. Lemon was a developer and engineering manager at Apple Inc. He holds three U.S. patents in the area of Object Oriented Operating System Technology. Mr. Lemon received his B.S. in Computer Science from The Ohio State University.

Significant Employees

Adam Auton. Dr. Auton, 41, is 23andMe’s Vice President of Human Genetics. Dr. Auton joined 23andMe as a Senior Statistical Geneticist in 2015. Prior to that, from 2012 to 2015, he was an assistant professor at the Albert Einstein College of Medicine, where his group developed algorithmic approaches for using large-scale genomic data to understand human population genetics. Dr. Auton earned his DPhil in statistics from Oxford University, before completing his post-doctoral training at the Wellcome Trust Centre for Human Genetics at Oxford and Cornell University. He earned his MSci in Physics from the University of Bristol.

David Baker. Mr. Baker, 50, has served as 23andMe’s Chief Security Officer since 2020. Previously, Mr. Baker served as the Chief Security Officer of Bugcrowd Inc. from 2017 to 2020 and of Okta, Inc. from 2012 to 2017. Prior to joining to Okta, Inc., he was Vice President, Services of IOActive, Inc. from 2008 to 2012 and the Director of Security Architecture at VANTOS, Inc. from 2007 to 2008. Mr. Baker was a security architect for WebEx Communications, Inc. from 2001 to 2007 and a research scientist for NASA Ames Research Center from 1995 to 2000. Mr. Baker holds a B.S. in Mechanical Engineering degree from California State Polytechnic University-Pomona and M.S. in Aeronautical Engineering degree from California Polytechnic State University-San Luis Obispo.

Arnab Chowdry. Dr. Chowdry, 39, serves as 23andMe’s Vice President of Genetic Technology. Since joining 23andMe in 2009, he has served in various positions, including Senior Software Engineer, Senior Platform R&D Manager, and Genetics Platform Architect. Before joining 23andMe, Dr. Chowdry earned his Ph.D. in Biophysics from the University of California, Berkeley, where he studied computational protein design. He holds a B.A. in Biophysics from The Johns Hopkins University.

Elvia Cowan. Ms. Cowan, C.P.A., 49, joined 23andMe as the Vice President, Controller in 2018. Previously, Ms. Cowan was the Chief Financial Officer of Ruby Ribbon, Inc. from 2017 to 2018. Prior to that, she served as the Vice President of Finance at Stella & Dot LLC from 2014 to 2017, and as Controller for NuGEN Technologies, Inc. from 2010 to 2014. From 2007 to 2010, she was the Director of Collaborations Management and Revenue Accounting at Gilead Sciences, Inc. and prior to that she was the Director of Global Consolidations at Levi Strauss & Co. from 2004 to 2007. Ms. Cowan held the role of International Controller at The PMI Group, Inc. from 2002 to 2004. From 1994 to 2002, Ms. Cowan worked in ascending roles through

Assurance Manager at KPMG LLP in the Los Angeles, Barcelona and Silicon Valley offices. She earned her B.A. in Business Administration, with an emphasis in Accounting from Mount St. Mary’s University, and is licensed as a Certified Public Accountant (C.P.A) in California.

Jacquie Cooke Haggarty. Ms. Haggarty, 42, serves as 23andMe’s Vice President, Deputy General Counsel, and Privacy Officer. Before joining 23andMe as Associate General Counsel in 2015, she worked in the legal department of Genomic Health Inc. (“Genomic Health”) from 2012 to 2015, most recently serving as Genomic Health’s Senior Commercial Counsel. Prior to Genomic Health, she worked as an associate attorney at Latham & Watkins LLP from 2006 to 2012. Ms. Haggarty earned her J.D. from Georgetown University Law Center, her Master’s in Public Policy from Harvard Kennedy School, and her B.A. in Ethnic Studies from the University of California, Berkeley.

Kent Hillyer. Mr. Hillyer, 54, serves as 23andMe’s Vice President, Head of Customer Care. Mr. Hillyer joined 23andMe in 2013 as Director of Customer Care. Before joining 23andMe, from 2000 to 2013, he held various titles at Ingenuity Systems, a QIAGEN Company, most recently serving as the Director of Global Support, Training, and Commercial Operations. Mr. Hillyer holds a B.A. in Business Administration—Finance from Colorado State University and a M.B.A. from the Daniels College of Business at the University of Denver.

Kumar Iyer. Mr. Iyer, 42, has served as 23andMe’s Vice President of Product since April of 2021, having joined the company as Head of Product in 2018. Prior to joining 23andMe, from 2016 to 2017, Mr. Iyer was the Head of Product and Engineering for PayJoy Inc., a venture funded fintech startup focused on consumer lending in emerging markets. From 2011 to 2016, Mr. Iyer was a product manager at Facebook, Inc. (“Facebook”). Prior to his time at Facebook, Mr. Iyer held engineering and product positions at Netflix, Inc. (from 2010 to 2011), Nvidia Corporation (from 2007 to 2010), and Electronic Arts, Inc. (from 2005 to 2007). Mr. Iyer has a B.S. in Computer Science from the University of California, Los Angeles and a M.B.A. from The Anderson School of Management at the University of California, Los Angeles.

Jennifer Low. Dr. Low, 51, has served as 23andMe’s Head of Therapeutics Development since 2018. In roles prior to joining 23andMe, Dr. Low was Executive Vice President of Research and Development and Chief Medical Officer at Loxo Oncology, Inc. from 2014 to 2016. From 2006 to 2014, Dr. Low held various positions of increasing responsibility at Genentech, a Member of the Roche, culminating as Senior Group Medical Director in Product Development. Prior to Genentech, Dr. Low was a Senior Investigator at the Cancer Therapeutics Evaluation Program at the National Cancer Institute (“NCI”) and an attending physician in breast cancer at the National Institutes of Health and the National Naval Medical Center in Bethesda, Maryland. She received her undergraduate degree from the California Institute of Technology, her M.D. and Ph.D. degrees from Georgetown University and Master’s Degree from Duke University. She completed her internal medicine residency at the University of California, Davis and her medical oncology fellowship at the NCI.

L. Okey Onyejekwe. Dr. Onyejekwe, 46, joined 23andMe as the Vice President of Consumer Clinical Operations and Medical Affairs in 2020. Prior to joining 23andMe, Dr. Onyejekwe was the Head of Medical Affairs and Senior Manager of Legal for Virta Health Corp. from 2018 to 2020. He worked as counsel at K&L Gates LLP in 2018. Dr. Onyejekwe founded and served as the Chief Executive Officer of Zobreus Medical Corporation (“Zobreus”), a StartX-backed company that developed patient-centered digital health solutions for consumers and providers, from 2014 to 2018. Prior to founding Zobreus, Dr. Onyejekwe was an associate attorney at Weil Gotshal and Manges, and a partner at Kasowitz, Benson, Torres & Friedman LLP. Throughout his career, he has also practiced medicine as an attending physician at the V.A. Palo Alto Emergency Department. Dr. Onyejekwe earned his undergraduate and medical degrees from The Ohio State University and its College of Medicine before completing a family medicine residency at Columbia-Presbyterian Medical Center. He received his J.D. from Stanford Law School. Dr. Onyejekwe is a veteran of Operation Iraqi Freedom, and serves as a Senior Flight Surgeon for the United States Air Force Reserves.

Mike Polcari. Mr. Polcari, 40, is 23andMe’s Vice President, Chief Architect. He joined 23andMe in 2008 and has served in various positions, including Director of Software Engineering and Chief Architect. Prior to joining 23andMe, from 2005 to 2007, Mr. Polcari served in technical roles at Salesforce.com, Inc., and from 2002 to 2005, he served in technical roles at Merrill Lynch. Mr. Polcari holds a B.S. in Computer Science from Cornell University and a M.S. in Biomedical Informatics from Stanford University.

William Richards. Dr. Richards, 60, has served as 23andMe’s Vice President of Drug Discovery since April of 2021, having joined the company early in 2020 as the Director of Target and Drug Discovery. In roles prior to joining 23andMe, Dr. Richards was Chief Scientific Officer at ProNeurotech (now Nura Bio) in 2019. From 1996 to 2019, Dr. Richards held various positions of increasing responsibility at Amgen culminating as Executive Director in Research. At Amgen Dr. Richards and his teams contributed to the pre-clinical development of numerous molecules, including Sensipar, Parsibiv, Evenity, Olpasiran and AMG594. Also, at Amgen Dr. Richards was involved in the acquisition of DeCode Genetics and worked closely with the DeCode team to identify and advance genetically validated therapeutic targets. He received his Ph.D. degree in Genetics from SUNY-Stony Brook and conducted postdoctoral research at the Oak Ridge National Labs.

Joyce Tung. Dr. Tung, 43, is 23andMe’s Vice President of Research, and has been a part of 23andMe since 2007. Prior to joining 23andMe, Dr. Tung was a postdoctoral fellow at Stanford University studying the genetics of mouse and human pigmentation. Dr. Tung earned her B.S. in Biological Sciences from Stanford University and her Ph.D. in genetics from the University of California, San Francisco, where she was a National Science Foundation graduate research fellow.

Monica Viziano. Ms. Viziano, 54, joined 23andMe as Vice President of Portfolio Strategy and Alliance Management in 2020. Previously, she worked for Gilead, where she held numerous roles from 2002 to 2020, most recently serving as the Executive Director of Alliance Management and Business Development. Prior to that, she was a project manager (from 1998 to 2002) and a medicinal chemist (from 1996 to 1999) at GlaxoSmithKline plc. From 1991 to 1996, Ms. Viziano was a medicinal chemist at Schering-Plough Research Institute. Ms. Viziano received her degree in Chemistry and Pharmaceutical Technologies at the University of Milan.

Katie Watson. Joining 23andMe in 2018, Ms. Watson, 42, serves as the Vice President of Communications. From 2006 to 2018, Ms. Watson held various communications leadership roles at Google, LLC (“Google”), including Global Communications Senior Manager and Director of Product Communications. Prior to Google, from 2000 to 2006, she was an Account Director and Partner at LEWIS PR Agency. She has a B.A. in Communication Studies, with an emphasis in Media Relations and a minor in Business Administration, from the University of San Diego.

Non-Employee Directors

Roelof Botha. Upon the consummation of the Business Combination, Mr. Botha, 47, will serve on the New 23andMe Board. Mr. Botha has been a member of the 23andMe Board since 2017. Since 2003, Mr. Botha has served in various positions at Sequoia Capital, a venture capital firm, including as a Managing Member of Sequoia Capital Operations, LLC since 2007. Prior to joining Sequoia Capital, from 2000 to 2003, Mr. Botha served in various positions at PayPal, Inc. (“PayPal”), including as PayPal’s Chief Financial Officer. Earlier, from 1996 to 1998, he worked as a management consultant for McKinsey & Company. Mr. Botha currently serves as a member of the boards of directors of Eventbrite, Inc. (NYSE: EB), MongoDB (Nasdaq: MDB), Square, Inc. (NYSE: SQ), Natera Inc. (Nasdaq: NTRA), and Unity Software (NYSE: U). He also currently serves on the boards of directors of a number of privately held companies. Mr. Botha previously served on the board of directors of Xoom Corporation until its acquisition by PayPal. Mr. Botha received his B.S. in Actuarial Science, Economics, and Statistics from the University of Cape Town and his M.B.A. from the Stanford Graduate School of Business. VGAC and 23andMe believe Mr. Botha is qualified to serve on the New 23andMe Board because of his extensive experience serving on the boards of directors of public companies, as well as his expertise with venture capitalism and technology companies.

Patrick S. Chung. Upon the consummation of the Business Combination, Mr. Chung, 47, will serve on the New 23andMe Board. Mr. Chung has been a member of the 23andMe Board since 2009. Since 2015, Mr. Chung has served as Managing General Partner of Xfund (www.xfund.com). Prior to that, from 2007 to 2015, Mr. Chung was a partner at New Enterprise Associates (NEA, www.nea.com) and led the firm’s consumer and seed-stage investment practices. Mr. Chung was a member of the founding team of ZEFER Corp. (“ZEFER”), an internet services firm that was subsequently acquired by NEC Corp. Prior to ZEFER, Mr. Chung was with McKinsey & Company, where he specialized in hardware, software, and services companies. Mr. Chung received a joint J.D.-M.B.A. degree from Harvard Business School and Harvard Law School, where he served as Editor of the Harvard Law Review. He was a Commonwealth Scholar at Oxford University, where he earned a Master of Science degree. Mr. Chung earned his A.B. degree at Harvard College in Environmental Science. VGAC and 23andMe believe Mr. Chung is qualified to serve on the New 23andMe Board because of his extensive investment experience, track record, and corporate governance expertise.

Evan Lovell. Upon the consummation of the Business Combination, Mr. Lovell, 50, will serve on the New 23andMe Board. Mr. Lovell has been a member of the VGAC Board and has served as VGAC’s Chief Financial Officer since VGAC’s inception in February 2020. Since 2012, Mr. Lovell has served as the Chief Investment Officer of the Virgin Group, where he has been responsible for managing the Group’s portfolio and investments in North America. From 2008 to 2012, Mr. Lovell was the Founding Partner of Virgin Green Fund, a private equity fund investing in the renewable energy and resource efficiency sectors. From 1998 to 2008, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of directors of a number of TPG portfolio companies. Mr. Lovell currently serves on the boards of several companies including Virgin Hotels (2012—present), Virgin Voyages (2014—present), BMR Energy LLC (2016—present), Virgin Galactic Holdings, Inc. (NYSE: SPCE) (2017—present), and Virgin Orbit (2017—present). Mr. Lovell previously served on the board of directors of Virgin America Inc. (Nasdaq: VA) from 2013 until its acquisition by Alaska Air Group, Inc. in 2016. Mr. Lovell holds a Bachelor’s Degree from the University of Vermont. VGAC and 23andMe believe Mr. Lovell’s broad experience directing Virgin’s investments and management expertise from serving on boards of both public and private companies make him a valuable addition to VGAC’s management team and the VGAC Board.

Neal Mohan. Upon the consummation of the Business Combination, Mr. Mohan, 47, will serve on the New 23andMe Board. Mr. Mohan has been a member of the 23andMe Board since 2017. Mr. Mohan has served as the Chief Product Officer of YouTube, Inc. since 2015. Previously, Mr. Mohan served as Senior Vice President of Display and Video Ads at Google from 2008 to 2015. Before joining Google, from 2005 to 2008, Mr. Mohan served as Senior Vice President of Strategy and Product Development at DoubleClick, Inc. (“DoubleClick”). Mr. Mohan has held various technology and business leadership positions at NetGravity Inc. (from 1997 to 1999) and DoubleClick (from 1999 to 2003), and various strategy and consulting roles at Microsoft Corporation (2004) and Accenture plc (from 1996 to 1997). Mr. Mohan currently serves as a member of the board of directors of StitchFix, Inc. (Nasdaq: SFIX). Mr. Mohan previously served as a member of the boards of directors of the Internet Advertising Bureau (from 2012 to 2016) and the Mobile Marketing Association (from 2012 to 2015). Mr. Mohan earned his M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar where he was a member of the Management Board (from 2013 to 2017). He also holds a B.A. in Electrical Engineering from Stanford University. VGAC and 23andMe believe Mr. Mohan is qualified to serve on the New 23andMe Board because of his extensive industry and product experience, and experience in serving on boards of directors.

Richard H. Scheller. Upon the consummation of the Business Combination, Dr. Scheller, 67, will serve on the New 23andMe Board. Dr. Scheller has been a member of the 23andMe Board since 2019. From 2015 until his retirement in 2019, Dr. Scheller served as the Chief Scientific Officer and Head of Therapeutics of 23andMe. Prior to joining 23andMe, for 14 years (from 2001 until 2015), Dr. Scheller was Executive Vice President and Head of Research and Early Development of Genentech, Inc. Prior to joining Genentech Inc., from 1982 to 1994, Dr. Scheller was a professor of Biological Sciences at Stanford University, and was a Howard Hughes Medical Institute investigator at the Stanford University School of Medicine from 1994 to 2001. Dr. Scheller has been an adjunct professor of Biochemistry and Biophysics at the University of California, San Francisco since 2004. He is a member of the board of trustees at the California Institute of Technology. Dr. Scheller is a fellow of the American Academy of Arts & Sciences, a member of the National Academy of Sciences, and a member of the National Academy of Medicine. Dr. Scheller serves on the boards of directors of Alector, Inc. (Nasdaq: ALEC), BridgeBio Pharma, Inc. (Nasdaq: BBIO), and ORIC Pharmaceuticals, Inc. (Nasdaq: ORIC). He previously served on the board of directors of Xenon Pharmaceuticals Inc. from 2015 to 2020. He holds a B.S. in Biochemistry from the University of Wisconsin-Madison and a Ph.D. in Chemistry from the California Institute of Technology. He was a postdoctoral fellow in the Division of Biology at the California Institute of Technology and a postdoctoral fellow in Molecular Neurobiology at Columbia University at the College of Physicians and Surgeons. VGAC and 23andMe believe Dr. Scheller is qualified to serve on the New 23andMe Board because of his extensive industry and scientific experience, including his institutional knowledge of 23andMe.

Peter Taylor. Upon the consummation of the Business Combination, Mr. Taylor, 62, will serve on the New 23andMe Board. Mr. Taylor has been the president of ECMC Foundation, a nonprofit corporation dedicated to educational attainment for low-income students, since May 2014. Before joining ECMC Foundation, from 2009 to 2014, Mr. Taylor served as executive vice president and chief financial officer for the University of California system. Most of Mr. Taylor’s professional career was in investment banking, with nearly 16 years in municipal finance banking for Lehman Brothers and Barclays Capital, where he was managing director for the Fixed Income Group. Mr. Taylor serves on the Board of Trustees of the California State University system, where he has chaired the Educational Policy Committee and the Finance Committee. He also serves on the boards of Edison International (NYSE: EIX), Pacific Life, the Parsons Foundation, and the Kaiser Family Foundation, where he chairs the Investment Committee. He is also a trustee of the Western Asset Premier Bond Fund (NYSE: WEA). Mr. Taylor received his undergraduate degree from UCLA, his Master’s Degree from Claremont Graduate University, and a certificate in public affairs from Coro Southern California. VGAC and 23andMe believe Mr. Taylor is qualified to serve on the New 23andMe Board because of his finance and public policy experience, as well as his public company board experience.

Family Relationships

There are no other family relationships among any of the individuals who shall serve as directors or executive officers of New 23andMe following the consummation of the Business Combination.

Board Composition

Upon the consummation of the Business Combination, the New 23andMe Board will be composed as follows: Class I – Roelof Botha and Patrick Chung; Class II – Neal Mohan and Richard Scheller; and Class III – Anne Wojcicki, Peter Taylor, and Evan Lovell.

Director Independence

Upon the consummation of the Business Combination, the New 23andMe Board is expected to determine that Roelof Botha, Patrick Chung, Neal Mohan, and Peter Taylor will qualify as independent directors, as defined under Nasdaq listing rules. In addition, New 23andMe will be subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications, and operations of the audit committee, as discussed below.

Board Oversight of Risk

Upon the consummation of the Business Combination, one of the key functions of the New 23andMe Board will be informed oversight of New 23andMe’s risk management process. The New 23andMe Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New 23andMe Board as a whole, as well as through various standing committees of the New 23andMe Board that address risks inherent in their respective areas of oversight. For example, the audit committee of the New 23andMe Board will be responsible for overseeing the management of risks associated with New 23andMe’s financial reporting, accounting, and auditing matters and the compensation committee of the New 23andMe Board will oversee the management of risks associated with compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the New 23andMe Board will establish an audit committee and a compensation committee. The New 23andMe Board may establish other committees to facilitate the management of New 23andMe’s business. The New 23andMe Board and its committees will set schedules for meetings throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The New 23andMe Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full New 23andMe Board. Each member of the audit and compensation committees of the New 23andMe Board is expected to qualify as an independent director in accordance with Nasdaq listing standards. Each committee of the New 23andMe Board will have a written charter approved by the New 23andMe Board. Upon the consummation of the Business Combination, copies of each committee charter will be posted on New 23andMe’s website at www.23andme.com under the Investor Relations section. The inclusion of New 23andMe’s website address in this proxy statement does not include or incorporate by reference the information on the website of 23andMe (or its affiliates) into this proxy statement/consent solicitation statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the New 23andMe Board.

Audit Committee

New 23andMe’s audit committee will consist of Peter Taylor, Roelof Botha, and Patrick Chung. Each of the members of the New 23andMe audit committee will satisfy the independence requirements of Nasdaq and the rules and regulations of the SEC applicable to audit committee members. Mr. Taylor will be the chair of the audit committee and qualifies as an “audit committee financial expert” within the meaning of SEC regulations. New 23andMe’s audit committee will assist the New 23andMe Board with its oversight of the following: the integrity of New 23andMe’s financial statements; New 23andMe’s compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; and the design and implementation of New 23andMe’s internal audit function and risk assessment and risk management. Among other things, the audit committee will be responsible for reviewing and discussing with management of New 23andMe the adequacy and effectiveness of New 23andMe’s disclosure controls and procedures. The audit committee will also discuss with New 23andMe’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of New 23andMe’s financial statements, and the results of the audit, quarterly reviews of New 23andMe’s financial statements, and, as appropriate, will initiate inquiries into certain aspects of New 23andMe’s financial affairs. The audit committee of the New 23andMe Board will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters, as well as for the confidential and anonymous submissions by New 23andMe’s employees of concerns regarding questionable accounting or auditing matters. In addition, audit committee of the New 23andMe Board will have direct responsibility for the appointment, compensation, retention, and oversight of the work of New 23andMe’s independent registered public accounting firm. The audit committee will have sole authority to approve the hiring and discharging of New 23andMe’s independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. The audit committee of the New 23andMe Board will review and oversee all related person transactions in accordance with New 23andMe’s policies and procedures.

Compensation Committee

New 23andMe’s compensation committee will consist of Neal Mohan and Patrick Chung. The New 23andMe Board will appoint a chair from among the members of the compensation committee. Each member of New 23andMe’s compensation committee is independent under the rules and regulations of the SEC and Nasdaq listing standards applicable to compensation committee members and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee of the New 23andMe Board will assist the New 23andMe Board in discharging certain of New 23andMe’s responsibilities with respect to compensating New 23andMe’s executive officers, and the administration and review of New 23andMe’s incentive plans for employees and other service providers, including New 23andMe’s equity incentive plans, and certain other matters related to New 23andMe’s compensation programs.

Director Nominations

The New 23andMe Board will not have a standing nominating committee. Pursuant to Rule 5605(e)(2) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. Accordingly, the independent directors of the New 23andMe Board will be charged with the responsibility of properly selecting or approving director nominees. As the New 23andMe Board will not have a standing nominating committee, it will not have a nominating committee charter in place. In evaluating director nominee candidates, the New 23andMe Board will consider the following attributes and criteria: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, and conflicts of interest.

Code of Conduct

Upon the consummation of the Business Combination, the New 23andMe Board will adopt a Code of Conduct. The Code of Conduct will apply to all of New 23andMe’s employees, officers, and directors, as well as all of its contractors, consultants, suppliers, and agents in connection with their work for New 23andMe. Upon the consummation of the Business Combination, the full text of New 23andMe’s Code of Conduct will be posted on New 23andMe’s website at www.23andme.com under the Investor Relations section. New 23andMe intends to disclose future amendments to, or waivers of, New 23andMe’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on New 23andMe’s website identified above or in public filings. Information contained on New 23andMe’s website is not incorporated by reference into this proxy statement/consent solicitation statement/prospectus, and you should not consider information contained on New 23andMe’s website to be part of this proxy statement/consent solicitation statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New 23andMe’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the board of directors of New 23andMe or the compensation committee thereof. Certain members of the compensation committee may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act that are disclosed in “Certain Relationships and Related Person Transactions—23andMe” which disclosure is hereby incorporated by reference in this section.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of VGAC ordinary shares as of the record date (May 5, 2021) and (ii) expected beneficial ownership of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock immediately following consummation of the Business Combination by:

•

each person known by VGAC to be the beneficial owner of more than 5% of VGAC’s outstanding ordinary shares on the record date (May 5, 2021) or the beneficial owner of more than 5% of the shares of the Company’s common stock upon completion of the Business Combination;

•	each person known by VGAC who may become beneficial owner of more than 5% of New 23andMe’s outstanding Common Stock immediately following the Business Combination;

•	each of VGAC’s current executive officers and directors;

•	each person who will become an executive officer or a director of New 23andMe upon consummation of the Business Combination;

•	all of VGAC’s current executive officers and directors as a group; and

•	all of New 23andMe’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. New 23andMe Class B stock will be convertible into New 23andMe Class A stock on a share-for-share basis. Ownership of New 23andMe Class B stock is therefore deemed to be beneficial ownership of New 23andMe Class A stock under SEC regulations. For purposes of the presentation of ownership of Class A stock in this table, it has been assumed that each person listed therein as holding New 23andMe Class B stock has converted into New 23andMe Class A stock all shares of New 23andMe Class B stock of which that person is deemed the beneficial owner. Thus, all shares of New 23andMe Class B stock held by the reporting parties have been included in the calculation of the total amount of New 23andMe Class A stock owned by each such person as well as in the calculation of the total amount of New 23andMe Class B stock owned by each such person. As a result of this presentation, there are substantial duplications in the number of shares and percentages shown in the table.

			After Business Combination
	Prior to Business Combination(2)		Assuming No Redemptions(3)					Assuming Maximum Redemptions(4)
Name and Address of Beneficial Owners	Number of Ordinary Shares	%	Number of Shares of New 23andMe Class A Common Stock		%	Number of Shares of New 23andMe Class B Common Stock	%	Number of Shares of New 23andMe Class A Common Stock		%	Number of Shares of New 23andMe Class B Common Stock	%
Directors and executive officers prior to the Business Combination(1):
Josh Bayliss	—	—	—		—	—	—	—		—	—	—
Evan Lovell	—	—	—		—	—	—	—		—	—	—
Teresa Briggs	30,000	*	30,000	*	—	—	—	30,000	*	—	—	—
James B. Lockhart III	30,000	*	30,000	*	—	—	—	30,000	*	—	—	—
Douglas R. Brown	130,000	*	130,000	*	—	—	—	130,000	*	—	—	—
All directors and executive officers prior to the Business Combination (5 persons)	190,000	*	190,000	*	—	—	—	190,000	*	—	—	—
Directors and executive officers after the Business Combination:

Roelof Botha (5)(7) Director	—	—	24,487,908	(19)	5.76%	24,487,908	5.76%	24,487,908	(19)	6.14%	24,487,908	6.14%
Patrick Chung (6)(7) Director	—	—	1,149,939		*	1,149,939	*	1,149,939		*	1,149,939	*
Evan Lovell (7) Director	—	—	—		—	—	—	—		—	—	—
Neal Mohan (7)(8) Director	—	—	226,186		*	—	—	226,186		*	—	—
Richard Scheller (7)(8) Director	—	—	255,061		*	—	—	255,061		*	—	—
Peter Taylor (7) Director	—	—	—		—	—	—	—		—	—	—
Anne Wojcicki (7)(10) Chief Executive Officer and Director	—	—	101,904,139	(9)	23.98%	99,404,139	31.51%	101,904,139	(9)	25.53%	99,404,139	24.91%
Steven Schoch (7)(8) Chief Financial Officer	—	—	1,015,438		*	—	—	1,015,438		*	—	—
Kathy Hibbs (7)(8) Chief Legal and Regulatory Officer	—	—	1,635,241		*	—	—	1,635,241		*	—	—
Kenneth Hillan (7)(8) Head of Therapeutics	—	—	766,150		*	—	—	766,150		*	—	—
Steve Lemon (7)(8) Vice President, Engineering	—	—	1,444,484		*	—	—	1,444,484		*	—	—

All directors and executive officers after the Business Combination as a group (12 persons)	—	—	134,182,472		31.58%	125,041,986	96.86%	134,182,472		33.62%	125,041,986	31.33%

Five Percent Holders: ABeeC 2.0, LLC (10)	—	—	99,404,139	(11)	23.39%	99,404,139	23.39%	99,404,139	(11)	24.91%	99,404,139	24.91%
Entities affiliated with FMR, LLC(12)			31,631,163	(13)	7.44%	24,642,445		31,642,445	(13)		24,642,445
Entities affiliated with G Squared Equity Management LP (14)	—	—	35,336,758	(15)	8.32%	30,186,867	7.10%	35,336,758	(15)	8.85%	30,186,867	7.56%
Glaxo Group Limited (16)	—	—	39,942,362	(17)	9.40%	93,942,362	9.40%	39,942,362	(17)	10.01%	39,960,773	10.01%
Entities affiliated with Sequoia Capital Operations, LLC (18)			24,487,908	(19)	5.76%	24,487,908	5.76%	24,487,908	(19)	6.14%	24,487,908	6.14%

*	Less than 1%

(1)	The business address of each of VGAC directors and executive officers prior to the Business Combination is 65 Bleecker Street, 6th Floor, New York, New York 10012.
(2)

Prior to the Business Combination, the percentage of beneficial ownership of VGAC on the record date is calculated based on (i) 50,855,000 Class A ordinary shares and (ii) 12,713,750 Class B ordinary shares, in each case, outstanding as of such date.

(3)

The expected beneficial ownership of New 23andMe immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith and the Closing occurs on June 10, 2021, is based on (A) 109,443,884 shares of New 23andMe Class A Common Stock outstanding as of such date, and consists of (i) 50,855,000 Class A ordinary shares and 12,713,750 Class B ordinary shares that will convert into a like number of shares of New 23andMe Class A Common Stock, (ii) 20,875,134 23andMe Class A Common Stock that will be exchanged for a number of shares of New 23andMe Class A Common Stock as determined pursuant to the exchange ratio in the Merger Agreement, (iii) 25,000,000 shares of New 23andMe Class A Common Stock that will be issued in the PIPE Financing and (B) 136,521,838 shares of 23andMe Class B Common Stock that will be exchanged for 315,501,968 shares of New 23andMe Class B Common Stock as determined pursuant to the exchange ratio in the Merger Agreement. For purposes of this table, the exchange ratio has been estimated at 2.31.

(4)

The expected beneficial ownership of New 23andMe immediately upon consummation of the Business Combination, assuming maximum redemptions among holders of VGAC’s public shares exercise their redemption rights in connection therewith and the Closing occurs on June 10, 2021, is based on (A) 83,579,349 shares of New 23andMe Class A Common Stock outstanding as of such date, and consists of (i) 24,990,465 Class A ordinary shares and 12,713,750 Class B ordinary shares that will convert into a like number of shares of New 23andMe Class A Common Stock, (ii) 20,875,134 23andMe Class A Common Stock that will be exchanged for a number of shares of New 23andMe Class A Common Stock as determined pursuant to the exchange ratio in the Merger Agreement, (iii) 25,000,000 shares of New 23andMe Class A Common Stock that will be issued in the PIPE Financing and (B) 136,521,838 shares of 23andMe Class B Common Stock will be exchanged for 315,501,968 shares of New 23andMe Class B Common Stock as determined pursuant to the exchange ratio in the Merger Agreement. For purposes of this table, the exchange ratio has been estimated at 2.31.

(5)

Includes 24,487,908 shares of New 23andMe Class B Common Stock held by Sequoia Capital Operations, LLC (see footnote 19 below) that are convertible into New 23andMe Class A Common Stock on a share-for-share basis. Mr. Botha may be deemed the beneficial owner of the 24,487,908 shares of New 23andMe Class B Common Stock because he is a managing member at Sequoia Capital Operations, LLC. The business address for Mr. Botha is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(6)

Includes 1,066,751 shares of New 23andMe Class B Common Stock held by XFund 2, L.P. and 83,188 shares of New 23andMe Class B Common Stock held by XFund 2A, L.P. that are convertible into New 23andMe Class A Common Stock on a share-for-share basis. Mr. Chung may be deemed the beneficial owner of the 1,149,939 shares of New 23andMe Class B Common Stock because he serves as the Managing General Partner of Xfund.

(7)

The business address of each of Patrick Chung, Evan Lovell, Neal Mohan, Richard Scheller, Peter Taylor, Anne Wojcicki, Steven Schoch, Kathy Hibbs, Kenneth Hillan, and Steve Lemon is 223 North Mathilda Avenue, Sunnyvale, CA 94086.

(8)

Includes the number of shares of New 23andMe Class A Common Stock that the executive officer and/or director has the right to acquire within 60 days of May 5, 2021 through the exercise of stock options.

(9)

Includes 99,404,139 shares of New 23andMe Class B Common Stock held by ABeeC 2.0, LLC (see footnote 10 below) that are convertible into New 23andMe Class A Common Stock on a share-for-share basis and 2,500,000 shares of New 23andMe Class A Stock to be purchased in the PIPE Financing by the Anne Wojcicki Foundation.

(10)	Anne Wojcicki may be deemed to hold voting and dispositive power over the shares held by ABeeC 2.0, LLC. The business address of ABeeC 2.0, LLC is 171 Main Street, Suite 259, Los Altos, CA, USA 94022.
(11)	Includes 99,404,139 shares of New 23andMe Class B Common Stock that are convertible into New 23andMe Class A stock on a share-for-share basis.

(12)

Based upon information provided to 23andMe on March 24, 2021. Consists of (i) 16,010,908 shares of New 23andMe Class B Common Stock held by Fidelity Contrafund; (ii) 2,316,789 shares of New 23andMe Class B Common Stock held by Fidelity Securities Fund; (iii) 399,424 shares New 23andMe Class B Common Stock held by Fidelity Select Portfolios: Pharmaceuticals; (iv) 135,264 shares of New 23andMe Class B Common Stock held by FIAM Target Date Blue Chip Growth Commingled Pool; (v) 43,825 shares of New 23andMe Class B Common Stock held by Fidelity Blue Chip Growth Commingled Pool; (vi) 751,355 shares of New 23andMe Class B Common Stock held by Fidelity Growth Company Commingled Pool; (vii) 3,229,305 shares of New 23andMe Class B Common Stock held by Fidelity Select Portfolios: Biotechnology; and (viii) 1,744,288 shares of New 23andMe Class B Common Stock held by Fidelity Mt. Vernon Street Trust.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders of FMR LLC have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act of 1940 (the “Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address for each person and entity named in this footnote is 245 Summer Street, Boston, Massachusetts 02110.

(13)

Includes 7,000,000 shares of New 23andMe Class A Common Stock to be bought in the PIPE Financing by entities controlled by FMR LLC and 24,642,445 shares of New 23andMe Class B Common Stock (described in footnote 12 above) that are convertible into New 23andMe Class A stock on a share-for-share basis.

(14)

Based upon information provided to 23andMe on March 29, 2021. Consists of (i) 1,874,542 shares of New 23andMe Class A Common Stock held by G Squared III LLC; (ii) 288,750 shares of New 23andMe Class A Common Stock held by G Squared III LLC, Series X-4; (iii) 482,986 shares of New 23andMe Class A Common Stock and 2,683,328 shares of New 23andMe Class B Common Stock held by G Squared IV, LP; (iv) 539,491 shares of New 23andMe Class A Common Stock and 2,997,248 shares of New 23andMe Class B Common Stock held by G Squared IV, SCSp; (v) 1,964,121 shares of New 23andMe Class A Common Stock and 22,141,408 of New 23andMe Class B Common Stock held by G Squared Opportunities Fund IV LLC; (vi) 924,000 shares of New 23andMe Class B Common Stock held by G Squared Opportunities Fund V LLC; (vii) 665,707shares of New 23andMe Class B Common Stock held by G Squared Special Situations Fund LLC; and (viii) 775,176 shares of New 23andMe Class B Common Stock held by G Squared V, LP. Larry Aschebrook is the Managing Partner of G Squared Equity Management LP, the investment adviser to each of the aforementioned G Squared funds, and has sole voting and dispositive control over the shares held of record by such funds. The business address of G Squared Equity Management LP is 205 N Michigan Avenue, Suite 3770, Chicago, IL, USA 60601.

(15)	Includes 30,186,867 shares of New 23andMe Class B Common Stock (described above in footnote 14) that are convertible into New 23andMe Class A stock on a share-for-share basis.
(16)	The business address of Glaxo Group Limited is 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom.
(17)	Includes 39,942,362 shares of New 23andMe Class B Common Stock that are convertible into New 23andMe Class A stock on a share-for-share basis.

(18)

Consists of (i) 4,611,132 shares of New 23andMe Class B Common Stock held by Sequoia Capital Global Growth Fund II, L.P.; (ii) 55,535 shares of New 23andMe Class B Common Stock held by Sequoia Capital Global Growth II Principals Fund, L.P.; (iii) 5,227,269 shares of New 23andMe Class B Common Stock held by Sequoia Capital Growth Fund III; (iv) 8,825,595 shares of New 23andMe Class B Common Stock held by Sequoia Capital U.S. Growth Fund VII, L.P.; (v) 5,260,099 shares of New 23andMe Class B Common Stock held by Sequoia Capital U.S. Growth Fund VIII, L.P.; and (vi) 508,279 shares of New 23andMe Class B Common Stock held by Sequoia Capital U.S. Growth VII Principals Fund, L.P. The business address of the above entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(19)	Represents 24,487,908 shares of New 23andMe Class B Common Stock (described above in footnote 18) that are convertible into New 23andMe Class A stock on a share-for-share basis.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—VGAC

Class B Ordinary Shares

In February 2020, prior to the initial public offering, VGAC issued 11,500,000 Class B ordinary shares to the Sponsor for an aggregate purchase price of $25,000. On September 30, 2020, the Sponsor transferred 30,000 founder shares to each of the three independent VGAC directors. On October 1, 2020, the Company effected a 6-for-5 share split with respect to the Class B ordinary shares, resulting in an aggregate of 13,800,000 Class B ordinary shares issued and outstanding, 1,800,000 of which were subject to forfeiture so that the number of founder shares would equal 20% of VGAC’s issued and outstanding ordinary shares after the initial public offering. As a result of the underwriters’ election to partially exercise their over-allotment option on October 16, 2020, the Sponsor forfeited 1,086,250 shares, resulting in the Sponsor owning a total of 12,713,750 Class B ordinary shares.

Pursuant to the Sponsor Agreement, the Sponsor has agreed that the Earn-Out Shares will be subject to a lockup of seven years. The lockup has an early release effective (i) with respect to 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30-trading-day period and (ii) with respect to the other 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30-trading-day period. For additional information, see “Business Combination Proposal—Related Agreements—Sponsor Agreement.”

Director Investments in the Sponsor

Each of Mr. Bayliss and Mr. Lovell invested $300,000 in the Sponsor and hold interests in the Sponsor that represent an indirect interest in 1,667,581 Class B ordinary shares and 197,814 private placement warrants. Mr. Brown, Mr. Lockhart III and Ms. Briggs invested $1,000,000, $500,000 and $250,000, respectively, in the Sponsor indirectly through an investment in VG Acquisition Holdings LLC (an affiliate of the Sponsor), and hold interests in VG Acquisition Holdings LLC that represent an indirect interest in 706,819, 353,409 and 176,705 Class B ordinary shares, respectively, and 665,740, 332,870, and 166,435 private placement warrants, respectively. All of such securities would be worthless if a business combination is not consummated by October 6, 2022 (unless such date is extended in accordance with the Existing Governing Documents).

Private Placement Warrants

Simultaneous with the consummation of the initial public offering, VGAC consummated a private placement, pursuant to which Sponsor purchased 7,733,333 private placement warrants at a price of $1.50 per private placement warrant, generating total proceeds of $11,600,000. On October 16, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, VGAC sold an additional 380,666 private placement warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, generating additional proceeds of $571,000. As a result of both private placements, the Sponsor purchased 8,113,999 private placement warrants for a total of $12,171,000.

Related Party Loans

On February 28, 2020, the Sponsor agreed to loan VGAC an aggregate of up to $250,000 to cover expenses related to the initial public offering pursuant to a promissory note (the “First Promissory Note”). On November 30, VGAC repaid the First Promissory Note in full.

On April 6, 2021, VGAC issued an unsecured promissory note (the “Second Promissory Note”) in the amount of up to $500,000 to the Sponsor. The proceeds of the Second Promissory Note, which may be drawn down from time to time until VGAC consummates its initial business combination, will be used for general working capital purposes. The Second Promissory Note bears no interest and is payable in full upon the earlier to occur of (i) September 30, 2021 or (ii) the consummation of VGAC’s initial business combination.

In addition, in order to finance transaction costs in connection with an intended initial business combination, Sponsor or an affiliate of Sponsor or certain of VGAC’s officers and directors may, but are not obligated to, loan VGAC funds as may be required. If VGAC completes an initial business combination, VGAC may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that an initial business combination does not close, VGAC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from VGAC’s trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination company at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. To date, VGAC had no outstanding borrowings under any arrangement. Pursuant to the Sponsor Agreement, VGAC waived the right to convert any such loans into warrants of New 23andMe.

Administrative Services Agreement

Effective October 1, 2020, VGAC entered into an agreement to pay monthly expenses of $10,000 for office space, utilities, secretarial, and administrative services to an affiliate of the Sponsor. The agreement terminates upon the earlier of the completion of an initial business combination or the liquidation of VGAC.

VGAC Registration Rights Agreement

VGAC has previously entered into the VGAC Registration Rights Agreement pursuant to which its initial shareholders and their permitted transferees, if any, are entitled to certain registration rights with respect to the private placement warrants, the securities issuable upon conversion of working capital loans (if any), and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares.

Registration Rights Agreement

At the Closing, New 23andMe intends to enter into the Registration Rights Agreement, which will terminate and replace the VGAC Registration Rights Agreement and pursuant to which, among other things, the Sponsor will be granted certain registration rights with respect to its shares of New 23andMe Class A Common Stock. For additional information, see “Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

VGAC Affiliate Investment in 23andMe

The Virgin Group owns 39,760 shares of 23andMe Class A Preferred Stock, for which it invested $50,000, which shares will be converted to shares of 23andMe Class B Common Stock immediately prior to the Closing and canceled in exchange for the right to receive approximately 91,487 shares of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, which shares of New 23andMe Class B Common Stock will represent approximately 0.02% of outstanding shares of New 23andMe Common Stock and approximately 0.03% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock.

The Virgin Group and the Sponsor will collectively own 12,713,750 shares of New 23andMe Class A Common Stock and approximately 91,487 shares of New 23andMe Class B Common Stock, which collectively will represent approximately 3.23% of outstanding shares of New 23andMe Common Stock and approximately 0.42% of the voting power of New 23andMe Common Stock and have a value of approximately $914,870 based on an implied value of $10.00 per shares of New 23andMe Class B Common Stock and assuming that the maximum number of VGAC Class A ordinary shares are redeemed such that the remaining funds held in the trust account after the payment of the redeeming shares’ pro-rata allocation are sufficient to satisfy the Minimum Available Cash Condition of $500.0 million, less transaction expenses, estimated at $64.1 million.

In connection with the Business Combination, VGAC entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to the PIPE Investors, following the Domestication, an aggregate of

25,000,000 shares of New 23andMe Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $250,000,000. VGAC entered into a Subscription Agreement for 2,500,000 shares of New 23andMe Class A Common Stock and for a total purchase price of $25,000,000.

Certain Relationships and Related Person Transactions—23andMe

GSK Agreement

In July 2018, we entered into the GSK Agreement, and GSK made a $300 million investment in us on the same date. The GSK Agreement provides for an initial four-year exclusive collaboration for drug target discovery, development, and commercialization (the “Discovery Term”). GSK agreed to pay us $25 million per year for the initial four years of the Discovery Term, and has the right to extend the Discovery Term for a fifth year upon payment of an additional $50 million. To date, GSK has paid us $75 million, and the final $25 million for the fourth year of the Discovery Term is payable in July 2021.

The GSK Agreement has enabled us to expand our research, discovery, development and ultimate commercialization efforts. Our collaboration with GSK combines the resources of our two companies to accelerate the identification of new therapeutic targets, conduct joint research, development, and commercialization of drugs that are jointly selected based on the strength of the biological hypothesis, the possibility to find a new therapy, and clinical need. We are working together with GSK on 39 novel drug targets as of March 31, 2021.

The GSK Agreement contemplates that once a promising drug target has been identified, each party will contribute 50% of the costs to further research and development efforts. Each company has the right, at the time of target identification to opt out of the equal funding, and, at specified development milestones, either to opt out of further funding or to reduce its funding share for the development program applicable to that drug target. These rights provide us with financial flexibility to advance programs in a 50-50 cost sharing or, alternatively, to opt-out at the target identification stage, or at later stages either to opt out or to reduce our funding participation.

If a party opts out or reduces its funding participation for a particular program, it will not share equally in the profits generated by the successful commercialization of that program. Instead, it will be eligible to receive royalties if the program results in a product that is successfully commercialized. The royalty rates vary according to the time at which the party exercised its opt out right or reduced its funding share, as well as other factors, including net sales of a commercialized product on a country by country basis. For successfully commercialized products as to which royalties are applicable, the term of such royalties would begin on the first commercialization date and, in general, would end when all applicable patent protection with respect thereto has expired. To date, all of the programs are at early stages and no products have yet been commercialized. We cannot predict if or when any royalties may ultimately become payable, or the duration or other terms applicable to any such possible royalties.

Each party granted to the other party reciprocal, non-exclusive licenses to its background technology and to technology created in the course of the collaboration, in order to enable the parties to work together to identify and evaluate targets, and once targets are identified for development, to collaborate on such development and commercialization of a product that is successfully developed. These rights apply to the background technology applicable to, and the technology created in the course of developing, the 39 collaboration programs currently in early stage development. After the Discovery Term, each party may use and sublicense technology created in the course of the development, subject to compliance with applicable legal constraints and the specific limitations of any applicable consents.

The GSK Agreement may be terminated during the Discovery Term by mutual consent of the parties, or by either party in the event of a material breach or material adverse effect of the other party, and for specific programs, by the lead party for such program (or in the case of programs as to which one party has opted out, by the other party if it has continued such program on its own). Following expiration or termination of the

Discovery Term, the GSK Agreement remains in effect with regard to any development programs being pursued at such time, and, if any resultant products are commercialized, with respect to the commercialization and applicable profit sharing or royalty provisions that apply to such commercialized products. The licenses that each party has granted to the other will generally survive until the date that no further profit-sharing or royalties are owed for any products under such programs, or the earlier termination of any development program. Following expiration of the Discovery Term, the licenses that each party has granted to the other will generally survive until the date that no further royalties or profit-sharing is owed for any compounds or products under such program, or earlier termination of the development program.

Consulting Agreement with Richard Scheller

Effective April 1, 2019, 23andMe entered into a consulting agreement with its director Richard Scheller (the “Consulting Agreement”). The Consulting Agreement provided that Dr. Scheller would serve as a consultant relating to 23andMe’s Therapeutics program for a one year period of April 1, 2019 to March 31, 2020 at a rate of $10,000 a month. On March 30, 2020, 23andMe and Dr. Scheller entered into an amendment to the Consulting Agreement that extend the term and termination of the Consulting Agreement to a two year period ending on March 31, 2021 and addressed minor ministerial updates. Effective March 24, 2021, 23andMe and Dr. Scheller entered into a second amendment to the Consulting Agreement to further extend the term and termination of the Consulting Agreement through March 31, 2022. All other terms and conditions of the Consulting Agreement remained in full force and effect.

The foregoing description of the Consulting Agreement and its amendments does not purport to describe all of the terms of the Consulting Agreement or the amendments. The foregoing summary is qualified in its entirety by reference to the complete text of the Consulting Agreement and amendments, copies of which are filed with this proxy statement/consent solicitation statement/prospectus as Exhibits 10.12, 10.13, and 10.14.

Equity Awards to Anne Wojcicki

23andMe’s Amended and Restated Equity Plan allows for option awards that include the right to early exercise options for shares of common stock. In the grants to 23andMe’s CEO, Anne Wojcicki, 23andMe’s board of directors authorized Ms. Wojcicki to exercise unvested options to purchase shares of common stock. During the fiscal years ended March 31, 2021 and 2020, Ms. Wojcicki exercised 3,000,000 and 0 unvested stock options early, respectively. The cash proceeds received for these options exercised by Ms. Wojcicki during the fiscal years ended March 31, 2021 and 2020 were $34.7 million and $0, respectively.

Under the terms of the Amended and Restated Equity Plan, any shares received from such early exercise are subject to repurchase, at the option of 23andMe, at the original issuance price, in the event of Ms. Wojcicki’s termination of service for any reason, until the options would have been fully vested.

In February 2021, Ms. Wojcicki exercised an option for 4,808,423 shares of Class B Common Stock for a cash purchase price of $32.6 million. In February 2021, the board of directors eliminated the remaining vesting restrictions associated with all 7,111,979 unvested shares purchased by Ms. Wojcicki pursuant to the exercise of options granted in calendar years 2017, 2018 and 2020.

PIPE Financing

In connection with the Business Combination, VGAC entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to the PIPE Investors, following the Domestication, an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $250,000,000. Two of the PIPE Investors are related parties of 23andMe. The Anne Wojcicki Foundation is affiliated with Ms. Wojcicki and entered into a Subscription Agreement for 2,500,000 shares of

New 23andMe Class A Common Stock for a total purchase price of $25,000,000. Entities associated with FMR, LLC entered into Subscription Agreements for an aggregate of 7,000,000 shares of New 23andMe Class A Common Stock for an aggregate purchase price of $70,000,000.

The Subscription Agreements provide for certain registration rights. In particular, VGAC is required to, no later than 30 calendar days after the consummation of the Business Combination, submit to or file with the SEC a registration statement registering the resale of the shares of New 23andMe Class A Common Stock purchased in the PIPE Financing. Additionally, VGAC is required to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies VGAC that it will “review” the registration statement) following the Closing Date and (ii) the 5th business day after the date VGAC is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The registration rights under the Subscription Agreements are separate and distinct from those provided for in the Registration Rights Agreement.

Related Party Policy

23andMe, as a private company, does not have a formal written related party transaction policy. The post-business combination company will implement policies and procedures with respect to the approval of related party transactions in connection with the closing of the Business Combination.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

VGAC is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New 23andMe, your rights will differ in some regards as compared to when you were a shareholder of VGAC.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of VGAC and New 23andMe according to applicable law and/or the organizational documents of VGAC and New 23andMe. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New 23andMe attached hereto as Annex E and Annex F to this proxy statement/consent solicitation statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to VGAC and New 23andMe.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the	Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of at least a majority of shareholders present in

	Delaware	Cayman Islands
	meeting and entitled to vote on the subject matter.	person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter).

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b), and (c) above.	Pursuant to the Cayman Islands Companies Act, shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Governing Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty, and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence, and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud, dishonesty, or willful default or to protect from the consequences of committing a crime.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud or willful default.

DESCRIPTION OF NEW 23ANDME SECURITIES

The following summary of certain provisions of New 23andMe securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws, and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/consent solicitation statement/prospectus as Annex E and Annex F, respectively.

Authorized Capitalization

General

The total amount of VGAC’s authorized share capital consists of 200,000,000 shares of New 23andMe Class A Common Stock, 20,000,000 shares of New 23andMe Class B Common Stock, and 1,000,000 shares of New 23andMe Preferred Stock. VGAC expects to have approximately (i) 109,443,884 shares of New 23andMe Class A Common Stock and 315,501,968 shares of New 23andMe Class B Common Stock outstanding immediately after the consummation of the Business Combination, assuming that none of VGAC’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination, and (ii) 83,579,349 shares of New 23andMe Class A Common Stock and 315,501,968 shares of New 23andMe Class B Common Stock outstanding immediately after the consummation of the Business Combination, assuming 25,864,535 of VGAC’s outstanding public shares (being VGAC’s estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Available Cash Condition based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination.

The following summary describes all material provisions of VGAC’s capital stock. VGAC urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/consent solicitation statement/prospectus as Annex E and Annex F, respectively).

Common Stock

New 23andMe Class A Common Stock

Voting rights. Each holder of New 23andMe Class A Common Stock will be entitled to one vote for each share of New 23andMe Class A Common Stock held of record by such holder on all matters voted upon by New 23andMe stockholders, provided, however, that, except as otherwise required in the Proposed Certificate of Incorporation, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any New 23andMe Preferred Stock, the holders of New 23andMe Class A Common Stock will not be entitled to vote on any amendment to New 23andMe’s Proposed Certificate of Incorporation that relates solely to the terms of one or more outstanding series of New 23andMe Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to New 23andMe’s Proposed Certificate of Incorporation (including any certificate of designation relating to any series of New 23andMe Preferred Stock) or pursuant to the DGCL.

Dividend rights. Subject to the rights of holders of New 23andMe Preferred Stock, holders of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock will be entitled to receive ratably, on a per share basis, dividends and other distributions in cash, capital stock, or property of New 23andMe as may be declared and paid from time to time by the New 23andMe Board out of any of New 23andMe’s assets legally available therefor; provided, that in the event a dividend is paid in the form of shares of New 23andMe Class A Common Stock or New 23andMe Class B Common Stock (or rights to acquire such shares), then the holders of New 23andMe Class A Common Stock will receive shares of New 23andMe Class A Common Stock (or rights to acquire such shares, as the case may be) and the holders of New 23andMe Class B Common Stock will receive shares of New 23andMe Class B Common Stock (or rights to acquire such shares, as the case may be), with the holders of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock receiving, on a per share basis, the same number of shares of New 23andMe Class A Common Stock or New 23andMe Class B Common Stock, as applicable.

Rights upon liquidation. Subject to the rights of holders of New 23andMe Preferred Stock, holders of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock shall be entitled to receive all of the assets and funds of New 23andMe available for distribution in the event of any liquidation, dissolution, or winding up of New 23andMe, whether voluntary or involuntary, ratably in proportion to the number of shares of the New 23andMe Class A Common Stock held by them.

Other rights. No holder of shares of New 23andMe Class A Common Stock will be entitled to preemptive or subscription rights contained in the Proposed Certificate of Incorporation or in the Proposed Bylaws. There are no redemption or sinking fund provisions applicable to the New 23andMe Class A Common Stock. The rights, preferences and privileges of holders of the New 23andMe Class A Common Stock will be subject to those of the holders of any shares of the New 23andMe Preferred Stock that New 23andMe may issue in the future.

New 23andMe Class B Common Stock

Voting rights. Each holder of New 23andMe Class B Common Stock will be entitled to ten votes for each share of New 23andMe Class B Common Stock held of record by such holder on all matters voted upon by New 23andMe’s stockholders, provided, however, that, except as otherwise required in the Proposed Certificate of Incorporation, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any New 23andMe Preferred Stock, the holders of New 23andMe Class B Common Stock will not be entitled to vote on any amendment to New 23andMe’s Proposed Certificate of Incorporation that relates solely to the terms of one or more outstanding series of New 23andMe Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to New 23andMe’s Proposed Certificate of Incorporation (including any certificate of designation relating to any series of New 23andMe Preferred Stock) or pursuant to the DGCL.

Dividend rights. Subject to the rights of holders of New 23andMe Preferred Stock, holders of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock will be entitled to receive ratably, on a per share basis, dividends and other distributions in cash, stock, or property of New 23andMe as may be declared and paid from time to time by the New 23andMe Board out of any of New 23andMe’s assets legally available therefor; provided that in the event a dividend is paid in the form of shares of New 23andMe Class A Common Stock or New 23andMe Class B Common Stock (or rights to acquire such shares), then the holders of New 23andMe Class A Common Stock will receive shares of New 23andMe Class A Common Stock (or rights to acquire such shares, as the case may be) and the holders of New 23andMe Class B Common Stock will receive shares of New 23andMe Class B Common Stock (or rights to acquire such shares, as the case may be), with the holders of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock receiving, on a per share basis, the same number of shares of New 23andMe Class A Common Stock or New 23andMe Class B Common Stock, as applicable.

Rights upon liquidation. Subject to the rights of holders of New 23andMe Preferred Stock, holders of shares of New 23andMe Class A Common Stock and New 23andMe Class B Common Stock shall be entitled to receive all of the assets and funds of New 23andMe available for distribution in the event of any liquidation, dissolution, or winding up of New 23andMe, whether voluntary or involuntary, ratably in proportion to the number of shares of the New 23andMe Class B Common Stock held by them.

Transfers. Pursuant to the Proposed Certificate of Incorporation, holders of New 23andMe Class B Common Stock are generally restricted from transferring such shares, other than to another Class B Common Stockholder or a Permitted Entity (as defined in the Proposed Certificate of Incorporation).

Mandatory Conversion. Each share of New 23andMe Class B Common Stock will be automatically converted into an equal number of fully paid and nonassessable shares of New 23andMe Class A Common Stock upon any Transfer (as defined in the Proposed Certificate of Incorporation) of such shares of New 23andMe

Class B Common Stock, except for a Transfer to a Permitted Entity (as defined in the Proposed Certificate of Incorporation). Holders of New 23andMe Class B Common Stock may also elect to convert into an equal number of fully paid and nonassesable shares of New 23andMe Class A Common Stock at their option.

Other rights. No holder of shares of New 23andMe Class B Common Stock will be entitled to preemptive or subscription rights contained in the Proposed Certificate of Incorporation or in the Proposed Bylaws. There are no redemption or sinking fund provisions applicable to the New 23andMe Class B Common Stock. The rights, preferences, and privileges of holders of the New 23andMe Class B Common Stock will be subject to those of the holders of any shares of the New 23andMe Preferred Stock that New 23andMe may issue in the future.

Preferred Stock

The New 23andMe Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series, and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of New 23andMe Preferred Stock could have the effect of decreasing the trading price of New 23andMe Class A Common Stock, restricting dividends on the capital stock of New 23andMe, diluting the voting power of the New 23andMe Class A Common Stock, impairing the liquidation rights of the capital stock of New 23andMe, or delaying or preventing a change in control of New 23andMe.

Election of Directors and Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the New 23andMe Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the New 23andMe Board, but shall initially consist of seven directors. Under the Proposed Bylaws, at all meetings of stockholders called for the election of directors, a majority of the votes properly cast will be sufficient to elect such directors to the New 23andMe Board.

The New 23andMe Board will be divided into three classes of directors designated as Class I, Class II, and Class III, respectively. Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of New 23andMe Preferred Stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships, and any vacancies on the New 23andMe Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation, retirement, disqualification, or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of any series of New 23andMe Preferred Stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock of New 23andMe entitled to vote at an election of directors, voting together as a single class.

In addition to the powers and authorities before or by statute expressly conferred upon them, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by New 23andMe, subject, nevertheless, to the provisions of the DGCL, the Proposed Certificate of Incorporation,

and to any Proposed Bylaws adopted and in effect from time to time; provided, however, that no bylaw so adopted will invalidate any prior act of the directors which would have been valid if such bylaw had not been adopted.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of New 23andMe Preferred Stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the New 23andMe Preferred Stock.

Quorum

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the meeting, present in person, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Proposed Certificate of Incorporation or Proposed Bylaws; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Proposed Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of New 23andMe issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the New 23andMe Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. If, however, such quorum will not be present or represented at any meeting of the stockholders, the chairperson of the meeting will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. VGAC expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New 23andMe to first negotiate with the New 23andMe Board, which VGAC believes may result in an improvement of the terms of any such acquisition in favor of New 23andMe’s stockholders. However, they also give the New 23andMe Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New 23andMe Class A Common Stock (or units or warrants) remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of New 23andMe Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New 23andMe Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New 23andMe by means of a merger, tender offer, proxy contest, or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New 23andMe Class A Common Stock at prices higher than prevailing market prices.

Dual-Class Stock

As described above in “—Common Stock—Class A Common Stock—Voting Rights” and “—Common Stock—Class B Common Stock—Voting Rights,” the Proposed Certificate of Incorporation will provide for a dual-class common stock structure.

Special Meeting, Action by Written Consent, and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of New 23andMe Preferred Stock, special meetings of the stockholders of New 23andMe, for any purpose or purposes, may be called only by a majority of the New 23andMe Board, the Chairman of the New 23andMe Board, or the Chief Executive Officer of New 23andMe. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place, and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Proposed Bylaws also provide that unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed Bylaws, any action required or permitted to be taken at any meeting of the New 23andMe Board or of any committee thereof may be taken without a meeting, if all members of the New 23andMe Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the New 23andMe Board or committee.

In addition, the Proposed Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the New 23andMe Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to New 23andMe’s secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of New 23andMe’s outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Proposed Certificate of Incorporation will provide that all provisions therein may be altered, amended, or repealed only by the affirmative vote of the holders of at least two-thirds (66.7%) in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Additionally, the Proposed Certificate of Incorporation will provide that the authorized number of shares of any class of stock may not be increased or decreased (but not below the number of shares thereof then-outstanding) by the affirmative vote of at least two-thirds (66.7%) of the voting power of the stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

The Proposed Bylaws may be amended, altered, or repealed (A) by the affirmative vote of a majority of the New 23andMe Board or (B) in addition to any vote of the holders of any class or series of capital stock of New 23andMe required by law or the Proposed Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds (66.7%) of the voting power of all then-outstanding shares of capital stock of New 23andMe entitled to vote generally in the election of directors, voting together as a single class.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

(1)	the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;

(2)

the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

(3)

the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under the Proposed Certificate of Incorporation, New 23andMe opted out of Section 203 of the DGCL and therefore is not subject to Section 203. However, the Proposed Certificate of Incorporation contains similar provisions providing that New 23andMe may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the New 23andMe Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of New 23andMe’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to such time, the business combination is approved by the New 23andMe Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the New 23andMe that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New 23andMe’s voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring New 23andMe to negotiate in advance with the New 23andMe Board because the stockholder approval requirement would be avoided if the New 23andMe Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New 23andMe Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Proposed Certificate of Incorporation provides that any person whose ownership of shares in excess of the 15% limitation set forth therein is the result of any action taken solely by New 23andMe (provided, that such person shall be an “interested stockholder” if such thereafter such person acquires additional shares of voting stock of 23andMe, except as a result of further corporate actions not caused by such person) do not constitute “interested stockholders” for purposes of this provision.

Classified Board and Stockholder Action by Written Consent

The Proposed Certificate of Incorporation provides that the New 23andMe Board will be classified into three classes of directors, each of which will hold office for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of New 23andMe at a time when there is a classified board as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Under the Proposed Certificate of Incorporation, New 23andMe stockholders will be required to take action at an annual or special meeting of New 23andMe stockholders. This provision may have the effect of delaying or preventing hostile stockholder action designed to effect a change in control of New 23andMe.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation limits the liability of the directors of New 23andMe to the fullest extent permitted by the DGCL, and the Proposed Bylaws provide that VGAC will indemnify them to the fullest extent permitted by such law. VGAC has entered and expects to continue to enter into agreements to indemnify VGAC directors, executive officers, and other employees as determined by the New 23andMe Board. Under the terms of such indemnification agreements, VGAC is required to indemnify each of VGAC directors, officers, and other employees party to such an agreement, to the fullest extent permitted by the laws of the State of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, officer, employee, or agent of New 23andMe or any of its subsidiaries or was serving at New 23andMe’s request in an official capacity for another entity. VGAC must indemnify VGAC’s officers and directors against all reasonable fees, expenses, charges, judgments, fines, amounts paid in settlement, and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending, or threatened action, suit, claim, or proceeding, whether civil, criminal, administrative, or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 20 days (or 10 days in any action brought by the indemnitee for indemnification under the indemnification agreement) of such request all reasonable fees, expenses, charges, and other costs that such director, officer or other employee party to such an agreement incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by New 23andMe directors, officers, or other employees may reduce New 23andMe’s available funds to satisfy successful third-party claims against New 23andMe and may reduce the amount of money available to New 23andMe.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation requires, to the fullest extent permitted by law, unless New 23andMe consents in writing to the selection of an alternative forum, that derivative actions brought in the name of New 23andMe, actions against current or former directors, officers, employees, and agents for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws and actions asserting a claim against New 23andMe governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and any stockholder will be deemed to have consented to such provision. Although VGAC believes this provision benefits New 23andMe by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against VGAC directors and officers.

The exclusive forum provision in the Proposed Certificate of Incorporation would not apply to claims brought under the Exchange Act or the Securities Act. To the extent the exclusive forum provision restricts the venue in which holders of New 23andMe common stock may bring claims arising under the federal securities laws, there is uncertainty as to whether a court would enforce such provisions. The exclusive forum provision in the Proposed Certificate of Incorporation shall not relieve New 23andMe of its duties to comply with the federal securities laws and the rules and regulations thereunder, and New 23andMe’s stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

In addition, the Proposed Certificate of Incorporation require that, unless New 23andMe consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Warrants

New 23andMe Public Warrants

Each New 23andMe whole warrant entitles the registered holder to purchase one share of New 23andMe at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the initial public offering and 30 days after the completion of an initial business combination, provided in each case that New 23andMe has an effective registration statement under the Securities Act covering the New 23andMe Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or New 23andMe permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified, or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of New 23andMe Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrantholder. No fractional warrants will be issued upon separation of the units, and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

New 23andMe will not be obligated to deliver any shares of New 23andMe Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the New 23andMe Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New 23andMe satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and New 23andMe will not be obligated to issue a share of New 23andMe Class A Common Stock upon exercise of a warrant unless the share of New 23andMe Class A Common Stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New 23andMe be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New 23andMe Class A Common Stock underlying such unit.

VGAC has agreed that as soon as practicable, but in no event later than 15 business days after the Closing, New 23andMe will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of New 23andMe Class A Common Stock issuable upon exercise of the warrants. New 23andMe will use its commercially reasonable efforts to cause the same to become effective, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of New 23andMe Class A Common Stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the Closing, warrantholders may, until such time as there is an effective registration statement and during any period when VGAC will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if shares of New 23andMe Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New 23andMe may, at New 23andMe’s option, require holders of New 23andMe public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New 23andMe so elects, New 23andMe will not be required to file or maintain in effect a registration statement, and in the event New 23andMe does not so elect, New 23andMe will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of New 23andMe Class A Common Stock shares equal to the less of (A) the quotient obtained by dividing (x) the product of the number of New 23andMe Class A Common Stock underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the New 23andMe Class A Common Stock shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Class A Common Stock Equals or Exceeds $18.00

Once the warrants become exercisable, VGAC may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•

if, and only if, the last reported sale price of the New 23andMe Class A Common Stock for any 20 trading days within a 30-trading-day period ending three business days before New 23andMe sends the notice of redemption to the warrantholders (which is referred to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations, and the like).

If and when the warrants become redeemable by New 23andMe, New 23andMe may exercise its redemption right even if New 23andMe is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, New 23andMe will not redeem the warrants unless an effective registration statement under the Securities Act covering the New 23andMe Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those New 23andMe Class A Common Stock is available throughout the 30-day redemption period.

VGAC has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New 23andMe issues a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her, or its warrant prior to the scheduled redemption date. However, the price of the shares of New 23andMe Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations, and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of Warrants for New 23andMe Class A Common Stock Equals or Exceeds $10.00

Commencing ninety (90) days after the warrants become exercisable, VGAC may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of New 23andMe Class A Common Stock (as defined below);

•

if, and only if, the Reference Value (as defined above under “Redemption of Warrants When the Price per New 23andMe Class A Common Stock Equals or Exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted per share sub-divisions, share dividends, reorganizations, reclassifications, recapitalizations, and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations, and the like) the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The numbers in the table below represent the number of shares of New 23andMe Class A Common Stock that a warrantholder will receive upon exercise in connection with a redemption by New 23andMe pursuant to this redemption feature, based on the “fair market value” of the New 23andMe Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the volume-weighted average price for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. New 23andMe will provide its warrantholders with the final fair market value no later than one business day after the 10-trading-day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of New 23andMe Class A Common Stock issuable upon exercise of a warrant or the exercise price of the warrant is adjusted as set forth under the heading “—Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of the warrant is adjusted as a result of raising capital in connection with the initial business combination, the adjusted share prices in the column headings will be multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-dilution Adjustments” and the denominator of which is $10.00.

Redemption Date (period to expiration of warrants)	$Fair Market Value of Class A Ordinary Shares
	≥$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.377	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New 23andMe Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume-weighted average price of the shares of New 23andMe Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New 23andMe Class A Common Stock for each whole warrant. For an example, where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of the shares of New 23andMe Class A Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New 23andMe Class A Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of New 23andMe Class A Common Stock per warrant (subject to adjustment).

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New 23andMe Class A Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of New 23andMe Class A Common Stock is below the exercise price of the warrants. VGAC has established this redemption feature to provide New 23andMe with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of Warrants When the Price per New 23andMe Class A Common Stock Equals or Exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides New 23andMe with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to New 23andMe’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. New 23andMe will be required to pay the applicable redemption price to warrantholders if New 23andMe chooses to exercise this redemption right and it will allow New 23andMe to quickly proceed with a redemption of the warrants if New 23andMe determines it is in New 23andMe’s best interest to do so. As such, New 23andMe would redeem the warrants in this manner when it believes it is in New 23andMe’s best interest to update New 23andMe’s capital structure to remove the warrants and pay the redemption price to the warrantholders.

As stated above, New 23andMe can redeem the warrants when the shares of New 23andMe Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to New 23andMe’s capital structure and cash position while providing warrantholders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New 23andMe chooses to redeem the warrants when the shares of New 23andMe Class A Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrantholders receiving fewer shares of New 23andMe Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of New 23andMe Class A Common Stock if and when such shares were trading at a price higher than the exercise price of $11.50.

No fractional shares of New 23andMe Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, VGAC will round down to the nearest whole number of the number of shares of New 23andMe Class A Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New 23andMe Class A Common Stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New 23andMe Class A Common Stock, New 23andMe will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures

A holder of a warrant may notify New 23andMe in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of New 23andMe Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of New 23andMe Class A Common Stock is increased by a share capitalization payable in shares of New 23andMe Class A Common Stock, or by a split-up of ordinary shares or other similar event, then, on the effective date of such share capitalization, split-up, or similar event, the number of shares of New 23andMe Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of ordinary shares entitling holders to purchase shares of New 23andMe Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share capitalization of a number of shares of New 23andMe Class A Common Stock equal to the product of (i) the number of shares of New 23andMe Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New 23andMe Class A Common Stock) and (ii) one minus the quotient of (x) the price per New 23andMe Class A Common Stock share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for shares of New 23andMe Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of New 23andMe Class A Common Stock shares as reported during the 10-trading-day period ending on the trading day prior to the first date on which the shares of New 23andMe Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of New 23andMe Class A Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of New 23andMe Class A Common Stock in connection with a proposed initial business combination, or (d) in connection with the redemption of the public shares upon VGAC’s failure to complete a business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New 23andMe Class A Common Stock in respect of such event.

If the number of outstanding shares of New 23andMe Class A Common Stock is decreased by a consolidation, combination, reverse share split, or reclassification of shares of New 23andMe Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification, or similar event, the number of shares of New 23andMe Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New 23andMe Class A Common Stock.

Whenever the number of shares of New 23andMe Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of share of New 23andMe Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New 23andMe Class A Common Stock so purchasable immediately thereafter.

In addition, if (x) New 23andMe issue additional New 23andMe Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of an initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the New 23andMe Board and, in the case of any such issuance to VGAC’s initial shareholders or their affiliates, without taking into account any founder shares held by VGAC’s initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination, on the date of the completion of an initial business combination (net of redemptions) and (z) the volume-weighted average trading price of VGAC Class A ordinary shares during the 20-trading-day period starting on the trading day prior to the day on which

New 23andMe completes an initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described adjacent to “Redemption of warrants when the price per New 23andMe Class A Common Stock equals or exceeds $10.00” and “Redemption of warrants when the price per New 23andMe Class A Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

In case of any reclassification or reorganization of the outstanding shares of New 23andMe Class A Common Stock (other than those described above or that solely affects the par value of such shares of New 23andMe Class A Common Stock), or in the case of any merger or consolidation of New 23andMe with or into another corporation (other than a consolidation or merger in which New 23andMe is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of New 23andMe Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New 23andMe as an entirety or substantially as an entirety in connection with which New 23andMe is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New 23andMe Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New 23andMe Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger, or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New 23andMe Class A Common Stock in such a transaction is payable in the form of shares of New 23andMe Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The warrants will be issued in registered form under a warrant agreement between Continental, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, VGAC will, upon exercise, round down to the nearest whole number the number of shares of New 23andMe Class A Common Stock to be issued to the warrantholder.

Private Placement Warrants

The private placement warrants (including the shares of New 23andMe Class A Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of an initial business combination (except, among other limited exceptions, to VGAC’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us, so long as they are held by the Sponsor, members of the Sponsor, or their permitted transferees. The sponsor or its permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by New 23andMe and exercisable by the holders on the same basis as the warrants included in the units being sold.

Except as described under “—Redemption of Warrants When the Price per New 23andMe Class A Common Stock Equals or Exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New 23andMe Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New 23andMe Class A Common Stock underlying the warrants, multiplied by the excess of the “historical fair market value” of the New 23andMe Class A Common Stock over the exercise price of the warrants by (y) the fair market value. For these purposes, the “historical fair market value” will mean the average reported closing price of the shares of New 23andMe Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that VGAC has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with New 23andMe following a business combination. If they remain affiliated with New 23andMe, their ability to sell New 23andMe securities in the open market will be significantly limited. New 23andMe expects to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell New 23andMe securities, an insider cannot trade in New 23andMe securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the New 23andMe Class A Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, VGAC believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Transfer Agent and Warrant Agent

The transfer agent for New 23andMe Class A Common Stock and warrant agent for the New 23andMe Public Warrants and private placement warrants will be Continental Stock Transfer & Trust Company.

Listing of Common Stock and Warrants

Application will be made for the shares of New 23andMe Class A Common Stock and the warrants of New 23andMe to be approved for listing on Nasdaq under the symbols “ME” and “ME WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW 23ANDME CLASS A COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New 23andMe Class A Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New 23andMe at the time of, or at any time during the three months preceding, a sale and (ii) New 23andMe is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve (12) months (or such shorter period as New 23andMe was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New 23andMe Class A Common Stock shares for at least six months but who are affiliates of New 23andMe at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New 23andMe Class A Common Stock then-outstanding; or

•	the average weekly reported trading volume of the New 23andMe Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New 23andMe under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New 23andMe.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Class B ordinary shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after VGAC has completed the Business Combination. Absent registration under the Securities Act, other stockholders who receive restricted securities will not be permitted to sell their restricted securities under Rule 144 earlier than one year after VGAC has completed the Business Combination.

VGAC anticipates that following the consummation of the Business Combination, New 23andMe will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New 23andMe’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New 23andMe’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto) given by or at the direction of the New 23andMe Board, (ii) otherwise properly brought before such meeting by or at the direction of the New 23andMe Board (or any committee thereof), or (iii) properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in New 23andMe’s Proposed Bylaws. To be timely for New 23andMe’s annual meeting of stockholders, New 23andMe’s secretary must receive the written notice at New 23andMe’s principal executive offices:

•	not later than the close of business on the 90th day; and

•	not earlier than the close of business on the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New 23andMe holds its annual meeting of stockholders more than 30 days before or 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or (y) the 10th day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Chairperson of the New 23andMe Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the annual general meeting pursuant to Rule 14a-8 must be received at New 23andMe’s principal office a reasonable time before New 23andMe begins to print and send out its proxy materials for such annual meeting (and New 23andMe will publicly disclose such date when it is known).

Stockholder Director Nominees

New 23andMe’s Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by New 23andMe’s Proposed Bylaws. In addition, the stockholder must give timely notice to New 23andMe’s secretary in accordance with New 23andMe’s Proposed Bylaws, which, in general, require that the notice be received by New 23andMe’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the VGAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of VG Acquisition Corp., 65 Bleecker Street, 6th Floor, New York, New York 10012. Following the Business Combination, such communications should be sent in care of New 23andMe, 223 North Mathilda Avenue, Sunnyvale, California 94086. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson, or all non-management directors.

LEGAL MATTERS

Davis Polk & Wardwell LLP have passed upon the validity of the securities of New 23andMe offered by this proxy statement/consent solicitation statement/prospectus and certain other legal matters related to this proxy statement/consent solicitation statement/prospectus.

OTHER MATTERS

As of the date of this proxy statement/consent solicitation statement/prospectus, the VGAC Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

Under the DGCL, if a 23andMe stockholder does not wish to accept the merger consideration provided for in the Merger Agreement, does not consent to the adoption of the Merger Agreement and the Merger is consummated, such stockholder has the right to seek appraisal of his, her, or its shares of 23andMe Common Stock and to receive payment in cash for the fair value of his, her, or its shares of 23andMe Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of 23andMe Common Stock. These rights are known as appraisal rights. The “fair value” of such shares of 23andMe Common Stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of 23andMe Common Stock under the terms of the Merger Agreement. Stockholders of 23andMe who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Stockholders of 23andMe who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the Merger Agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a 23andMe stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex M to this proxy statement/consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of 23andMe Common Stock immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of 23andMe Common Stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that where a Merger Agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, stockholders entitled to appraisal rights must be given notice within 10 days of the approval of the Merger that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the Merger is approved and no later than 10 days after the effective date of the Merger. Only those 23andMe stockholders who did not submit a written consent adopting the Merger Agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by 23andMe. If given at or after the effective date of the merger, the notice must also specify the effective date of the merger; otherwise, a supplementary notice will provide this information. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.

Following 23andMe’s receipt of sufficient written consents to adopt the Merger Agreement, 23andMe will send all non-consenting 23andMe stockholders who satisfy the other statutory conditions the notice within 10 days of the approval of the merger regarding the receipt of such written consents and the availability of appraisal rights. A 23andMe stockholder electing to exercise his, her, or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all 23andMe stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the Merger Agreement. As described below, you must also continue to hold your shares through the effective date of the Merger.

If you elect to demand appraisal of your shares of 23andMe Common Stock, you must, within 20 days after the date of mailing of the notice, make a written demand for the appraisal of your shares of 23andMe Common Stock to 23andMe, at the specific address which will be included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A 23andMe stockholder wishing to exercise appraisal rights must hold of record the shares of 23andMe Common Stock on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record the shares of 23andMe Common Stock through the effective date of the Merger. Appraisal rights will be lost if your shares of 23andMe Common Stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of 23andMe Common Stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the Merger is completed, your shares of 23andMe Common Stock (assuming that you hold them through the effective time of the Merger) will be converted into the right to receive the merger consideration in respect thereof, as provided for in the Merger Agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a holder of shares of 23andMe Common Stock wishing to exercise his, her, or its appraisal rights must, within 20 days after the date of mailing of the notice of appraisal rights, make a written demand for the appraisal of his, her, or its shares of 23andMe Common Stock. The demand must reasonably inform 23andMe of the identity of the stockholder of record and his, her, or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of 23andMe Common Stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of 23andMe Common Stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of 23andMe Common Stock, fully and correctly, as the stockholder’s name appears on the 23andMe stock certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of 23andMe Common Stock in connection with the Merger. The demand cannot be made by the beneficial owner of shares of 23andMe Common Stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of 23andMe Common Stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks, and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank, or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank, or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform 23andMe of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of 23andMe Common Stock are owned of record in a fiduciary capacity (such as by a trustee, guardian, or custodian) execution of the demand for appraisal should be made in that capacity. If the shares of 23andMe Common Stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she, or it is acting as agent for the record holder or holders. A record holder who holds shares of 23andMe Common Stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of 23andMe Common Stock as to which appraisal is sought. Where no number of shares of 23andMe Common Stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of 23andMe Common Stock held in the name of the record holder. Stockholders who hold their shares of 23andMe Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective date of the Merger, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her, or its shares of 23andMe Common Stock by delivering to 23andMe a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of 23andMe. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the Merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any 23andMe stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If 23andMe does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of 23andMe Common Stock.

Within 120 days after the effective date of the Merger, either 23andMe (as the surviving corporation of the Merger) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of 23andMe Common Stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon 23andMe. VGAC has no present intent to cause 23andMe to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that 23andMe will file a petition. Accordingly, it is the obligation of the holders of 23andMe Common Stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of 23andMe Common Stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her, or its previous written demand for appraisal. In addition, within 120 days after the effective date of the Merger, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from 23andMe a statement setting forth the aggregate number of shares of 23andMe Common Stock for which a written consent adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by 23andMe or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of 23andMe Common Stock may, in such person’s own name, file a petition for appraisal or request from 23andMe such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon 23andMe, then 23andMe will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of 23andMe Common Stock and with whom agreements as to the value of their shares of 23andMe Common Stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of 23andMe Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of 23andMe Common Stock, the Delaware Court of Chancery will appraise such shares of 23andMe Common Stock, determining their fair value as of the effective date of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the 23andMe stock certificates, representing their shares of 23andMe Common Stock. Holders of 23andMe Common Stock considering seeking appraisal should be aware that the fair value of their shares of 23andMe Common Stock as determined under Section 262 could be more or less than or the same as the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares of 23andMe Common Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, 23andMe may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the merger consideration. Moreover, none of VGAC or 23andMe anticipates offering more than the merger consideration to any stockholder exercising appraisal rights and VGAC or 23andMe reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of 23andMe Common Stock is less than the per share merger consideration.

Under the Merger Agreement, holders of 23andMe Preferred Stock will have their shares converted into shares of 23andMe Common Stock immediately prior to the effective time. Accordingly, the foregoing discussion is applicable to holders of 23andMe Preferred Stock in their capacity as holders of 23andMe Common Stock immediately prior to the Merger.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of 23andMe Common Stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

VGAC shareholders are not entitled to appraisal rights in connection with the Merger.

EXPERTS

The consolidated financial statements of VG Acquisition Corp. as of December 31, 2020, and for the period from February 19, 2020 (inception) through December 31, 2020, have been included herein and in the registration statement in reliance upon the report of WithumSmith+Brown, PC., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of 23andMe, Inc. as of December 31, 2020 and March 31, 2020, and for the nine-month period ended December 31, 2020 and each of the years in the two-year period ended March 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

HOUSEHOLDING; DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, VGAC and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of VGAC’s annual report to shareholders and VGAC’s proxy statement. Upon written or oral request, VGAC will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that VGAC delivers single copies of such documents in the future. Shareholders may notify VGAC of their requests by calling or writing VGAC at its principal executive offices at 65 Bleecker Street, 6th Floor, New York, New York 10012.

ENFORCEABILITY OF CIVIL LIABILITY

VGAC is a Cayman Islands exempted company. If VGAC does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon VGAC. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against VGAC in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, VGAC may be served with process in the United States with respect to actions against VGAC arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of VGAC’s securities by serving VGAC’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for VGAC’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

VGAC has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus is a part of that registration statement.

VGAC files reports, proxy statements, and other information with the SEC as required by the Exchange Act. You may access information on VGAC at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, VGAC’s corporate website at https://www.vgacquisition.com/. VGAC’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/consent solicitation statement/prospectus.

Information and statements contained in this proxy statement/consent solicitation statement/prospectus or any annex to this proxy statement/consent solicitation statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/consent solicitation statement/prospectus relating to VGAC has been supplied by VGAC, and all such information relating to 23andMe has been supplied by 23andMe. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Individuals call toll-free: (800) 662-5200

Banks and brokers call collect: (203) 658-9400

E-mail: VGAC.info@investor.morrowsodali.com

To obtain timely delivery of the documents, you must request them by June 3, 2021 (five business days before the date of the meetings).

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

VG Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of (the “Company”) as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from February 19, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from February 19, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

May 4, 2021

VG ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2020 (As Restated)

ASSETS
Current assets
Cash	$787,701
Prepaid expenses	448,935

Total Current Assets	1,236,636

Cash and marketable securities held in Trust Account	508,645,349

TOTAL ASSETS	$509,881,985

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities - accrued expenses	$31,751
Warrant liability	70,284,660
Deferred underwriting fee payable	17,799,250

Total Liabilities	88,115,661

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, 41,676,632 shares at $10.00 per share	416,766,320

Shareholders’ Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 9,178,368 shares issued and outstanding (excluding 41,676,632 shares subject to possible redemption)	918
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 12,713,750 shares issued and outstanding	1,271
Additional paid-in capital	53,601,040
Accumulated deficit	(48,603,225)

Total Shareholders’ Equity	5,000,004

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$509,881,985

The accompanying notes are an integral part of the financial statements.

VG ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 19, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

Formation and operating costs	$971,032

Loss from operations	(971,032)

Other income (expense):
Interest earned on marketable securities held in Trust Account	95,349
Change in fair value of warranty liability	(47,727,542)
Total other income (expense)	(47,632,193)

Net Loss	$(48,603,225)

Weighted average shares outstanding of Class A redeemable ordinary shares	50,526,839

Basic and diluted net income per share, Class A	$0.00

Weighted average shares outstanding of Class B non-redeemable ordinary shares	12,032,668

Basic and diluted net loss per share, Class B	$(4.05)

The accompanying notes are an integral part of the financial statements.

VG ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM FEBRUARY 19, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in	Retained	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance — February 19, 2020 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B ordinary shares to Sponsor	—	—	13,800,000	1,380	23,620	—	25,000

Sale of 50,855,000 Units, net of underwriting discounts, warrant liability and offering costs	50,855,000	5,086	—	—	466,311,294	—	466,316,380

Cash received in excess of fair value of private warrants	—	—	—	—	4,028,169	—	4,028,169

Class A ordinary shares subject to possible redemption	(41,676,632)	(4,168)	—	—	(416,762,152)	—	(416,766,320)

Forfeiture of Founder Shares	—	—	(1,086,250)	(109)	109	—	—

Net loss	—	—	—	—	—	(48,603,225)	(48,603,225)

Balance — December 31, 2020 (restated)	9,178,368	$918	12,713,750	$1,271	$53,601,040	$(48,603,225)	$5,000,004

The accompanying notes are an integral part of the financial statements.

VG ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 19, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

Cash Flows from Operating Activities:
Net loss	$(48,603,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of formation and operating costs through promissory note	10,031
Interest earned on marketable securities held in Trust Account	(95,349)
Changes in fair value of warrant liability	47,727,542
Allocation of initial public offering transaction costs related to warrant liability	821,951
Changes in operating assets and liabilities:
Prepaid expenses	(448,935)
Accrued expenses	31,751

Net cash used in operating activities	(556,234)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(508,550,000)

Net cash used in investing activities	(508,550,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to the Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	498,379,000
Proceeds from sale of Private Placement Warrants	12,171,000
Repayment of promissory note – related party	(207,632)
Payments of offering costs	(473,433)

Net cash provided by financing activities	509,893,935

Net Change in Cash	787,701
Cash – Beginning	—

Cash – Ending	$787,701

Non-Cash Investing and Financing Activities:
Initial classification of Class A ordinary shares subject to possible redemption	$464,537,242

Change in value of Class A ordinary shares subject to possible redemption	$(47,770,922)

Initial classification of warrant liability	$22,557,118

Deferred underwriting fee payable	$17,799,250

Payment of offering costs through promissory note	$197,601

The accompanying notes are an integral part of the financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

VG Acquisition Corp. (formerly known as Bleecker Street Acquisition Corp.) (the “Company”) was incorporated in the Cayman Islands on February 19, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on October 1, 2020. On October 6, 2020 the Company consummated the Initial Public Offering of 48,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), generating gross proceeds of $480,000,000 which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,733,333 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to VG Acquisition Sponsor LLC (the “Sponsor”), generating gross proceeds of $11,600,000, which is described in Note 5.

On October 14, 2020, the underwriters notified the Company of their intent to partially exercise their over-allotment option on October 16, 2020. As such, on October 16, 2020, the Company sold an additional 2,855,000 Units, at a price of $10.00 per Unit, and the sale of an additional 380,666 Private Placement Warrants to the Sponsor, at $1.50 per Private Placement Warrant, generating total proceeds of $29,121,000. A total of $28,550,000 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $508,550,000.

Transaction costs amounted to $28,641,284, consisting of $10,171,000 of underwriting fees, $17,799,250 of deferred underwriting fees and $671,034 of other offering costs. Of the total transaction costs of the Initial Public Offering, $821,951 is included in transactions costs in the statement of operations and $27,819,333 is included in shareholders’ equity.

Following the closing of the Initial Public Offering on October 6, 2020, and the partial exercise of the over-allotment option on October 16, 2020, an amount of $508,550,000 from the proceeds of the sale of the Units in the Initial Public Offering and exercise of the over-allotment option, net of underwriting fees, and the sale of the Private Placement Warrants, net of the amount reserved for payment of offering costs and working capital purposes, was placed in a trust account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The rules of the stock exchange that the Company will list its securities on will require that the Company’s initial Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide the holders of its issued and outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations), calculated as of two business days prior to the completion of the Business Combination. The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote any Founder Shares (as defined in Note 5) and Public Shares held by it in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to waive: (i) its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of the Company’s Business Combination and (ii) their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete its Business Combination by October 6, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity.

The Company will have until October 6, 2022 to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest income to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per-share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s the independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of ordinary shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).

In connection with the audit of the Company’s financial statements for the period ended December 31, 2020, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management concluded that the Company’s Private Placement Warrants are not indexed to the Company’s ordinary shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, in consultation with the Company’s audit committee, management concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, the Company should have classified the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

	As Previously Reported	Adjustments	As Restated
Balance sheet as of October 6, 2020 (audited)
Warrant Liability	$—	$21,365,881	$21,365,881
Total Liabilities	17,077,632	21,365,881	38,373,513
Ordinary Shares Subject to Possible Redemption	459,543,610	(21,365,881)	438,177,729
Class A Ordinary Shares	205	213	418
Additional Paid-in Capital	5,008,771	777,231	5,786,002
Accumulated Deficit	(10,349)	(777,444)	(787,793)

Balance sheet as of December 31, 2020 (audited)
Warrant Liability	$—	$70,284,660	$70,284,660
Total Liabilities	17,831,001	70,284,660	88,115,661
Ordinary Shares Subject to Possible Redemption	487,050,980	(70,284,660)	416,766,320
Class A Ordinary Shares	215	703	918
Additional Paid-in Capital	5,052,250	48,548,790	53,601,040
Accumulated Deficit	(53,732)	(48,549,493)	(48,603,225)

	As Previously Reported	Adjustments	As Restated

Period from February 19, 2020 (inception) to December 31, 2020 (audited)
Change in fair value of warrant liability	$—	$(47,727,542)	$(47,727,542)
Allocation of initial public offering expenses to warrant liability	—	(821,951)	(821,951)
Net loss	(53,732)	(48,549,493)	(48,603,225)
Basic and diluted net loss per share, Class B ordinary shares	(0.01)	(4.11)	(4.12)

Cash Flow Statement for the Period from February 19, 2020 (inception) to December 31, 2020 (audited)
Net loss	$(53,732)	$(48,549,493)	$(48,603,225)
Change in fair value of warrant liability	—	47,727,542	47,727,542
Allocation of initial public offering costs to warrant liability	—	821,951	821,951
Initial classification of warrant liability	—	22,557,118	22,557,118
Initial classification of Class A ordinary shares subject to possible redemption	487,094,360	[22,557,118 ]	464,537,242
Change in value of Class A ordinary shares subject to possible redemption	(43,380)	(47,727,542)	(47,770,922)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Marketable Securities Held in Trust Account

At December 31, 2020, substantially all of the assets held in the Trust Account were held invested in U.S. Treasury Bills.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

In accordance with ASC 825-10 “Financial Instruments”, the Company has concluded that a portion of the transaction costs which directly related to the Initial Public Offering and the Private Placement, which were previously charged to stockholder’s equity, should be allocated to the Warrants based on their relative fair value against total proceeds, and recognized as transaction costs in the statement of operations. Accordingly, included in the statement of operations for the period from February 19, 2020 (inception) through December 31, 2020 is $821,951 of transaction costs related to the warrants.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the private warrants was estimated using a probability adjusted Black-Scholes valuation. The fair value of the public warrants was originally estimated using a Monte Carlo simulation approach (see Note 8) and measured utilizing the public trading price at December 31, 2020.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Offering Costs

Offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $27,819,333 were charged to shareholder’s equity upon the completion of the Initial Public Offering and the underwriter’s exercise of the overallotment, and the remaining $821,951 of offering costs related to the warrant liability were charged to operations.

Income Taxes

ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. The Company is subject to income tax examinations since inception.

Net Income (Loss) Per Ordinary Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the over-allotment option and (iii) Private Placement Warrants since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable to purchase 25,065,666 shares of Class A ordinary shares in the aggregate.

The Company’s statements of operations includes a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per share, basic and diluted, for Class B non-redeemable ordinary shares is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable ordinary shares, by the weighted average number of Class B non-redeemable ordinary shares outstanding for the period. Class B non-redeemable ordinary shares includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

For the Period from February 19, 2020 (inception) Through December 31, 2020
Redeemable Class A Ordinary Shares
Numerator: Earnings allocable to Redeemable Class A Ordinary Shares
Interest Income	$95,349

Net Earnings	$95,349
Denominator: Weighted Average Redeemable Class A Ordinary Shares
Redeemable Class A Ordinary Shares, Basic and Diluted	50,526,839
Earnings/Basic and Diluted Redeemable Class A Ordinary Shares	$0.00

Non-Redeemable Class B Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(48,603,225)
Redeemable Net Earnings	(95,349)

Non-Redeemable Net Loss	$(48,698,574)
Denominator: Weighted Average Non-Redeemable Class B Ordinary Shares
Non-Redeemable Class B Ordinary Shares, Basic and Diluted	12,032,668
Loss/Basic and Diluted Non-Redeemable Class B Ordinary Shares	$(4.05)

Note: As of December 31, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the shareholders.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 50,855,000 Units, inclusive of 2,855,000 Units sold to the underwriters on October 16, 2020 upon the underwriters’ election to partially exercise their over-allotment option, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In February 2020, the Company issued 11,500,000 Class B ordinary shares to the Sponsor for an aggregate purchase price of $25,000. On September 30, 2020, the Sponsor transferred 30,000 Founder Shares to each of its three independent directors. On October 1, 2020, the Company effected a 6-for-5 share split with respect to the Class B ordinary shares, resulting in an aggregate of 13,800,000 Class B ordinary shares issued and outstanding (the “Founder Shares”). The Founder Shares will equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering and exercise of the underwriter’s over-allotment option. On November 20, 2020, the underwriters’ election to exercise their full over-allotment option expired unexercised, resulting in the forfeiture of 1,086,250 shares. Accordingly, as of November 20, 2020, there were 12,713,750 Founder Shares issued and outstanding.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) one year after the completion of a Business Combination or (ii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lockup.

Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 7,733,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $11,600,000. On October 16, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional 380,666 Private Placement Warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $571,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

Promissory Note—Related Party

On February 28, 2020, the Company issued a Promissory Note to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. As of October 6, 2020, there was $207,632 outstanding under the Promissory Note, which was subsequently repaid on November 30, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post- Business Combination entity at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no outstanding borrowings under the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement, commencing on October 1, 2020, to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For period from February 19, 2020 (inception) through December 31, 2020, the Company incurred $30,000 in fees for these services, of which such amount is included in accrued expenses in the accompanying balance sheet.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $17,799,250 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Company’s Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00—Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption;

•	to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption to warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, the Company will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00—Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined, based on the redemption date and the “fair market value” of the Class A ordinary shares;

•

if, and only if, the Reference Value (as defined in the above under “Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) the private placement warrants must also be concurrently called for redemption on the same terms (except as described below with respect to a holder’s ability to cashless exercise its warrants) as the outstanding public warrants, as described above.

The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described above adjacent to “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 7 — SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At December 31, 2020 there were 9,178,368 Class A ordinary shares issued and outstanding, excluding 41,676,632 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 12,713,750 Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to the Company’s initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

Cash and Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2020, assets held in the Trust Account were comprised of $4,492 in cash and $508,640,857 in U.S. Treasury securities. During the year ended December 31, 2020, the Company did not withdraw any interest income from the Trust Account.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2020 are as follows:

Held-To-Maturity	Level	Amortized Cost	Gross Holding Gain	Fair Value
U.S. Treasury Securities (Mature on 3/11/2021)	1	$508,640,857	$7,922	$508,648,779

On March 11, 2021, the full balance of the maturing U.S. Treasury Securities was placed into a money market fund.

Warrant Liability

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the balance sheet. The warrant liability is measured at fair value at issuance and on a recurring basis, with changes in fair value presented within change in fair value of warrant liability in the statement of operations.

The following table presents the Company’s fair value hierarchy for liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level	Fair Value
Liabilities:
Warrant Liability – Public Warrants	1	$25,332,518

Warrant Liability – Private Placement Warrants	3	$44,952,142

Initial Measurement

The Company established the initial fair value for the Warrants on October 6, 2020, the date of the Company’s Initial Public (and on October 16, 2020, the date of exercise of the underwriter’s overallotment), Offering, using a Monte Carlo simulation model for the Public Warrants and the Private Placement Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A ordinary shares and one-fourth of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B ordinary shares, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A ordinary shares subject to possible redemption,

Class A ordinary shares and Class B ordinary shares based on their relative fair values at the initial measurement date. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Monte Carlo simulation model for the Private Placement Warrants and Public Warrants were as follows at initial measurement:

Input	Initial Measurement (October 6, 2020 and October 16, 2020)
Risk-free interest rate	0.48%
Expected term (years)	1.5
Expected volatility	40.0%
Exercise price	$11.50
Fair value of Units	$9.94

At the initial measurement dates, the fair value of the Private Placement Warrants and Public Warrants were determined to be $1.00 and $0.85 per warrant for aggregate values of $8.1 million and $14.4 million, respectively.

Subsequent Measurement

The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Public Warrants as of December 31, 2020 is classified as Level 1 due to the use of an observable market quote in an active market.

The following table presents the changes in the fair value of warrant liability:

	Private Placement	Level	Public	Level	Warrant Liability
Fair value as of February 19, 2020 (inception)	$—		$—		$—
Initial measurement on October 6, 2020	7,760,812	3	13,605,069	3	21,365,881
Initial measurement on October 16, 2020	382,019	3	809,218	3	1,191,237
Change in fair value of warrant liability	17,189,687	3	30,537,855	1	47,727,542

Fair value as of December 31, 2020	$25,332,518		$44,952,142		$70,284,660

On November 23, 2020, the date at which the Public Warrants were able to be separately traded, the Company was able to use quoted prices in an active market (Level 1) to measure the fair value of the Public Warrants. Accordingly, the Company had transfers out of Level 3 totaling $14,414,287 at November 23, 2020.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described in Note 2 or below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 4, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Chrome Merger Sub, Inc., a Delaware corporation (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”).

The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) the Company will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) the Company’s name will be changed to “23andMe Holding Co.,” (B) each then-issued and outstanding Class A ordinary share of the Company will convert automatically into one share of Class A common stock of the Company (the “New 23andMe Class A Common Stock”), (C) each then-issued and outstanding Class B ordinary share of the Company will convert automatically into one share of New 23andMe Class A Common Stock, and (D) each then-issued and outstanding common warrant of the Company will convert automatically into one warrant to purchase one share of New 23andMe Class A Common Stock; and (ii) following the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of the Company (the “Merger”).

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class A Common Stock, as determined in the Merger Agreement (the “Share Conversion Ratio”), (ii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe preferred stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, (iv) vested options of 23andMe will convert into a number of shares of 23andMe Class A common stock determined in accordance with the Share Conversion Ratio, net of shares withheld to pay the applicable exercise price and tax withholding, or in certain limited cases, be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio, and (v) unvested options of 23andMe will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio.

The Merger will be consummated subject to certain conditions as further described in the Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

23andMe, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 23andMe, Inc. and subsidiary (the Company) as of December 31, 2020 and March 31, 2020, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the nine-month period ended December 31, 2020 and each of the years in the two-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and March 31, 2020, and the results of its operations and its cash flows for the nine-month period ended December 31, 2020 and each of the years in the two-year period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Santa Clara, California

March 25, 2021

23ANDME, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)
	As of December 31, 2020	As of March 31, 2020
Assets
Current assets:
Cash	$288,687	$207,942
Restricted cash	1,399	1,399
Accounts receivable, net	5,134	6,392
Inventories	16,249	14,122
Deferred cost of revenue	12,476	6,645
Prepaid expenses and other current assets	8,330	13,088
Assets held for sale	—	2,933

Total current assets	332,275	252,521
Property and equipment, net	64,313	77,882
Operating lease right-of-use assets	64,915	60,608
Restricted cash, noncurrent	6,974	6,974
Internal-use software, net	6,871	5,417
Other assets	1,191	1,228

Total assets.	$476,539	$404,630

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable (related party amounts of $2,758 and $4,231 as of December 31, 2020 and March 31, 2020, respectively)	$10,915	$13,085
Accrued expenses and other current liabilities (related party amounts of $4,297 and $3,548 as of December 31, 2020 and March 31, 2020, respectively)	32,268	34,660
Deferred revenue (related party amounts of $39,836 and $41,683 as of December 31, 2020 and March 31, 2020, respectively)	117,040	84,090
Operating lease liabilities	6,553	7,613

Total current liabilities	166,776	139,448
Deferred revenue, noncurrent (related party amounts of $0 and $3,374 as of December 31, 2020 and March 31, 2020, respectively)	—	3,374
Operating lease liabilities, noncurrent	89,003	82,709
Other liabilities (related party amounts of $63,639 and $43,821 as of December 31, 2020 and March 31, 2020, respectively)	64,781	44,899

Total liabilities	320,560	270,430
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock
Redeemable convertible preferred stock, $0.00001 par value per share, 91,342,476 and 86,443,341 shares authorized as of December 31, 2020 and March 31, 2020, respectively; 91,198,378 and 86,443,341 shares issued and outstanding as of December 31, 2020 and March 31, 2020, respectively; aggregate liquidation preference of $874,107 and $791,607 as of December 31, 2020 and March 31, 2020, respectively	837,351	755,083
Stockholders’ deficit

Common stock, $0.00001 par value per share, 170,433,050 and 165,533,915 Class A shares authorized as of December 31, 2020 and March 31, 2020, respectively; 8,823,094 and 8,158,861 shares issued and outstanding as of December 31, 2020 and March 31, 2020, respectively; 166,083,307 and 161,184,172 Class B shares authorized as of December 31, 2020 and March 31, 2020, respectively; 39,494,283 and 36,159,437 shares issued and outstanding as of December 31, 2020 and March 31, 2020, respectively; 31,510,712 Class C shares authorized as of December 31, 2020 and March 31, 2020, respectively; zero shares issued and outstanding as of December 31, 2020 and March 31, 2020, respectively

	—	—
Additional paid-in capital	228,853	172,736
Accumulated deficit	(910,225)	(793,619)

Total stockholders’ deficit	(681,372)	(620,883)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$476,539	$404,630

The accompanying notes are an integral part of these consolidated financial statements.

23ANDME, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
Revenue (related party amounts of $30,221, $26,749 and $9,514 for the nine months ended December 31, 2020, and years ended March 31, 2020 and 2019, respectively)	$155,338	$305,463	$440,900
Cost of revenue (related party amounts of $(592), $994 and $(169) for the nine months ended December 31, 2020, and years ended March 31, 2020 and 2019, respectively)	82,861	168,031	248,010

Gross profit	72,477	137,432	192,890

Operating expenses:
Research and development (related party amounts of $10,687, $19,058 and $6,315 for the nine months ended December 31, 2020, and years ended March 31, 2020 and 2019, respectively)	114,260	181,276	140,532
Sales and marketing	31,242	110,519	190,848
General and administrative	45,094	59,392	50,293
Restructuring and other charges	—	44,692	—

Total operating expenses	190,596	395,879	381,673

Loss from operations	(118,119)	(258,447)	(188,783)
Interest and other income, net	1,513	7,584	5,250

Net and comprehensive loss	$(116,606)	$(250,863)	$(183,533)

Net loss per share of Class A and B common stock attributable to common stockholders, basic and diluted	$(2.81)	$(6.52)	$(5.32)
Weighted-average shares used in computing net loss per share of Class A and B common stock attributable to common stockholders, basic and diluted	41,498,560	38,453,767	34,482,458

The accompanying notes are an integral part of these consolidated financial statements.

23ANDME, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of April 1, 2018	69,152,275	$482,797	33,011,344	$—	$52,438	$(359,223)	$(306,785)
Issuance of Series F-1 redeemable convertible preferred stock at $17.35 per share, net of issuance costs of $394	17,291,066	272,286	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	3,135,088	—	5,821	—	5,821
Issuance of common stock related to early exercise of stock options	—	—	5,777,084	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	5,654	—	5,654
Stock-based compensation expense	—	—	—	—	37,561	—	37,561
Net loss	—	—	—	—	—	(183,533)	(183,533)

Balance as of March 31, 2019	86,443,341	$755,083	41,923,516	$—	$101,474	$(542,756)	$(441,282)

Issuance of common stock upon exercise of stock options	—	—	2,394,782	—	8,732	—	8,732
Vesting of early exercised stock options	—	—	—	—	16,962	—	16,962
Stock-based compensation expense	—	—	—	—	45,568	—	45,568
Net loss	—	—	—	—	—	(250,863)	(250,863)

Balance as of March 31, 2020	86,443,341	$755,083	44,318,298	$—	$172,736	$(793,619)	$(620,883)

Issuance of Series F-1 redeemable convertible preferred stock at $17.35 per share, net of issuance costs of $232	4,755,037	82,268	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	999,079	—	3,712	—	3,712
Issuance of common stock related to early exercise of stock options	—	—	3,000,000	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	14,892	—	14,892
Stock-based compensation expense	—	—	—	—	37,513	—	37,513
Net loss	—	—	—	—	—	(116,606)	(116,606)

Balance as of December 31, 2020	91,198,378	$837,351	48,317,377	$—	$228,853	$(910,225)	$(681,372)

The accompanying notes are an integral part of these consolidated financial statements.

23ANDME, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
Cash flows from operating activities:
Net loss	$(116,606)	$(250,863)	$(183,533)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,969	22,249	9,901
Amortization and impairment of internal-use software	1,563	1,040	—
Stock-based compensation expense	37,222	44,838	37,491
Gain on sale of property and equipment	57	6	—
Gain on lease termination	(876)	—	—
Impairment of long-lived assets	—	33,213	—
Changes in operating assets and liabilities:
Accounts receivable (related party amounts of $0, $2,000 and $(2,000) for the nine months ended December 31, 2020, and years ended March 31, 2020 and 2019, respectively)	1,259	4,207	(3,889)
Inventories	(2,127)	(440)	12,524
Deferred cost of revenue	(5,831)	7,184	5,720
Prepaid expenses and other current assets	5,483	3,379	(2,397)
Operating lease right-of-use assets	8,496	14,557	6,317
Other assets	37	480	330
Accounts payable (related party amounts of $(1,472) and $4,231 for the nine months ended December 31, 2020 and year ended March 31, 2020, respectively)	(215)	(29,809)	5,329
Accrued expenses and other current liabilities (related party amounts of $749, $(2,599) and $6,147 for the nine months ended December 31, 2020, and years ended March 31, 2020 and 2019, respectively)	636	4,916	2,999
Deferred revenue (related party amounts of $(5,221), $251 and $44,805 for the nine months ended December 31, 2020, and years ended March 31, 2020 and 2019, respectively)	29,576	(35,333)	15,461
Operating lease liabilities	(6,693)	(5,431)	(4,370)
Other liabilities	64	41	—

Net cash used in operating activities	(33,986)	(185,766)	(98,117)

Cash flows from investing activities:
Purchases of property and equipment	(3,860)	(68,371)	(27,400)
Proceeds from sale of property and equipment	838	765	—
Capitalized internal-use software costs	(2,725)	(5,217)	(440)

Net cash used in investing activities	(5,747)	(72,823)	(27,840)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock (related party amount of $272,680 for the year ended March 31, 2019)	82,500	—	272,680
Payments for issuance costs of redeemable convertible preferred stock	(232)	—	(394)
Proceeds from exercise of stock options (related party amounts of $34,710 and $67,850 for the nine months ended December 31, 2020 and year ended March 31, 2019, respectively)	38,210	8,830	72,162

Net cash provided by financing activities	120,478	8,830	344,448

Net increase (decrease) in cash and restricted cash	80,745	(249,759)	218,491
Cash and restricted cash—beginning of period	216,315	466,074	247,583

Cash and restricted cash—end of period	$297,060	$216,315	$466,074

Supplemental disclosures of non-cash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable and accrued expenses	$50	$3,221	$8,644
Stock-based compensation capitalized for internal-use software costs	$501	$792	$70
Vesting of related party early exercised stock options	$14,892	$16,962	$5,654
Reconciliation of cash and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash	$288,687	$207,942	$452,747
Restricted cash, current	1,399	1,399	6,353
Restricted cash, noncurrent	6,974	6,974	6,974

Total cash and restricted cash	$297,060	$216,315	$466,074

The accompanying notes are an integral part of these consolidated financial statements.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

Description of Business

23andMe, Inc. (the “Company”) is dedicated to helping people access, understand, and benefit from the human genome. The Company pioneered direct-to-consumer genetic testing through its Personal Genome Service products and services (PGS). Consumers receive reports that provide them with information on their genetic health risks, their ancestry, and their traits, based on genetic testing of a saliva sample they send to the Company in an easy-to-use “spit kit” the Company provides. Consumers have the option to participate in the Company’s research programs. The Company analyzes consenting consumers’ genotypic and phenotypic data to discover new insights into genetics. The Company uses these insights to generate new PGS reports, and, through its therapeutics business and collaborations with pharmaceutical companies and universities, to discover and advance new therapies for unmet medical needs. The Company was incorporated in Delaware in 2006 and is headquartered in Sunnyvale, California.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year ends on March 31. References to fiscal year 2020 and 2019, refer to the fiscal years ended March 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the determination of standalone selling price for various performance obligations; the estimated expected benefit period for the rate and recognition pattern of breakage revenue for purchases where a saliva collection kit is never returned for processing; reserves for customer refunds and sales incentives; the fair value of financial assets and liabilities; the capitalization and estimated useful life of internal use software; the useful life of long-lived assets; the timing and costs associated with asset retirement obligations; the incremental borrowing rate for operating leases; stock-based compensation including the determination of the fair value of the Company’s common stock and stock options; and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from these estimates, and such differences could be material to the consolidated financial statements.

The novel coronavirus (“COVID-19”) pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. COVID-19 has disrupted the Company’s general business operations since March of 2020 and will continue to do so for an unknown period. In the last quarter of fiscal

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

year 2020, the Company recorded impairment losses of $12.6 million to operating ROU assets associated with the Company’s operating lease in Sunnyvale, California, as a result of foreseeable future sublease rental income reduced and delayed by the pandemic. See Note 5, “Restructuring”, for more details. As of the date of issuance of these consolidated financial statements, the extent to which COVID-19 may impact the future financial condition or results of operations is still uncertain. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.

Foreign Currency

The Company has no foreign subsidiaries. The functional currency of the Company is the U.S. dollar. Accordingly, foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are measured at historical exchange rates. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred. Foreign currency transaction gains and losses have been immaterial during the periods presented.

Comprehensive Loss

Comprehensive loss consists of other comprehensive income (loss) and net loss. The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive loss is equal to net loss for the periods presented.

Concentration of Supplier Risk

Certain of the raw materials, components and equipment associated with the deoxyribonucleic acid (“DNA”) microarrays and saliva collection kits (“Kits”) used by the Company in the delivery of its services are available only from third-party suppliers. The Company also relies on a third-party laboratory service for the processing of its customer samples. Shortages and slowdowns could occur in these essential materials, components, equipment and laboratory services due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain materials, components, equipment or laboratory services at acceptable prices, it would be required to reduce its laboratory operations, which could have a material adverse effect on its results of operations.

A single supplier accounted for 100% of the Company’s total purchases of microarrays and a separate single supplier accounted for 100% of the Company’s total purchases of Kits for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019. One laboratory service provider accounted for 100% of the Company’s processing of customer samples for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk include cash and accounts receivable. The Company maintains its cash with high-quality financial institutions in the United States, the composition and maturities of which are regularly monitored by the Company. The Company’s revenue and accounts receivable are derived primarily from the United States across the general public. See Note 2, “Summary of Significant Accounting Policies”, for additional information regarding geographical disaggregation

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of revenue. The Company grants credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and does not require collateral. The Company regularly monitors the aging of accounts receivable balances.

Significant customer information is as follows:

	December 31, 2020	March 31, 2020
Percentage of accounts receivable:
Customer A	0%	89%
Customer C	76%	2%
Customer D	15%	0%

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
Percentage of revenue:
Customer C	21%	25%	24%
Customer B	19%	8%	2%

Cash and Restricted Cash

Cash consists of cash in the bank and bank deposits. Cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation. The Company maintains certain cash amounts restricted as to its withdrawal or use. The Company held total restricted cash of $8.4 million and $8.4 million as of December 31, 2020 and March 31, 2020, respectively, which are related to letters of credit in connection with operating lease agreements, as well as collateral held against the Company’s corporate credit cards.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recurring Fair Value Measurements

Cash, restricted cash, accounts receivable, accounts payable, and accrued liabilities were recorded at fair value on a recurring basis in the Company’s financial statements for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019.

Cash is stated at fair value on a recurring basis. Restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. There were no other financial instruments in the Level 1, Level 2 or Level 3 categories as of December 31, 2020 and March 31, 2020.

Nonrecurring Fair Value Measurements

Certain items were recorded at fair value on a nonrecurring basis in the Company’s financial statements for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019.

Long-lived assets within an asset group, which included right of use assets, leasehold improvements and property and equipment, were measured at fair value on a nonrecurring basis at March 31, 2020 due to an impairment recognized on those assets at that date (see Note 5, “Restructuring”). Fair value of the asset group was estimated as $21.5 million using discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy. Under the income approach, the cash flows were discounted at 9.0% and incorporated assumptions based on the Company’s best estimate of future sub-lease income and sub-lease term for a portion of its headquarters facility.

Series F-1 preferred stock issued in connection with a collaboration agreement in July 2018 was measured at fair value on a nonrecurring basis at the date of issuance (see Note 3, “Collaborations”). Fair value of 17,291,066 shares of preferred stock was estimated as $272.7 million and was developed using an Option Pricing Model which allocated the Company’s concluded fair value of equity across the Company’s various classes of preferred and common stock at the date of issuance. The concluded equity value of the Company was estimated using both income and market approaches classified in Level 3 of the fair value hierarchy. The two approaches were equally weighted. Under the income approach, the cash flows for the Consumer & Research Services segment and the Therapeutics segment were discounted at 16% and 20%, respectively. The market approach applied selected multiples from guideline public companies to the Company’s historical and projected revenues.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, net of estimated reserves for customer refunds and sales incentives, and are not interest-bearing. Accounts receivable represent amounts billed to the customers for bulk order and retail sales, and amount billed under research services arrangements. Accounts receivable deemed uncollectable are charged against the estimated reserves when identified. The estimated reserves are based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the estimated reserves based on a combination of factors, including an assessment of past collection experience, credit quality of the customer, customer’s aging balance, nature and size of the customer, the financial condition of the customer and the amount of any receivables in dispute. The reserve for sales incentives and bad debt were immaterial for all periods presented.

Inventories

Inventories consist primarily of raw material of Kits and DNA microarrays and are stated at the lower of cost or net realizable value. Kits are shipped to and stored at third-party warehouses and retail consignment sites.

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DNA microarrays are shipped and stored at third-party laboratories. All inventories are expected to be delivered to the Company’s customers within a normal operating cycle for the Company, which is 12 months. Accordingly, all the Company’s Kits and DNA microarrays are classified as current assets in the consolidated balance sheets. Cost is determined using standard cost, which approximates the average cost of the inventory items, including shipping and taxes. The Company has determined that all of its inventories would be sold above cost, and that no reserve for lower of cost or net realizable value is required for the Company’s inventories as of December 31, 2020 and March 31, 2020.

Deferred Cost of Revenue

Deferred cost of revenue consists primarily of the purchase costs and shipping and fulfillment costs of Kits that have been shipped to consumers and non-consigned retail sites. Deferred cost of revenue is recognized as cost of revenue when the performance obligation to which it relates is fulfilled, which is when the Kit is processed and initial results are made available to the customer, and the respective deferred revenue is recognized.

Impairment Losses of Deferred Cost of Revenue

The Company recognizes an impairment loss when the costs incurred to date recorded as deferred cost of revenue plus the estimated direct costs to fulfill the performance obligations under the contract exceed the amount of consideration the Company received and expects to receive in the future. For the nine months ended December 31, 2020, no impairment loss was recorded. For the fiscal years ended March 31, 2020 and 2019, the Company recorded an impairment loss of $1.3 million and $6.5 million, respectively, of which $0.4 million and $2.2 million, respectively, was recorded as a reduction of deferred cost of revenue, and $0.9 million and $4.3 million, respectively, was recorded in accrued expenses and other current liabilities in the consolidated balance sheets for unrecoverable direct costs expected to be incurred in future periods.

Property and Equipment, Net

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets, and any resulting gain or loss is reflected in consolidated statements of operations in the period realized.

The estimated useful lives of the Company’s property and equipment are as follows:

Computer and software	3 years
Laboratory equipment and software	5 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Assets Held for Sale

The Company classifies its long-lived assets to be sold as held for sale when the following criteria are met (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or its fair value, less costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Depreciation is not charged against assets classified as held for sale. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period it remains classified as held for sale and reports any subsequent losses as an adjustment to its carrying value.

Internal-Use Software

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, and certain costs related to the direct development of the Company’s customer platform are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post-implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized and amortized using the straight-line method over the estimated useful life of two to four years. The Company capitalized $3.2 million, $6.0 million and $0.5 million in internal-use software during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively. Internal-use software is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an internal-use software asset may not be recoverable. The Company recognized $0.4 million of impairment related to internal-use software during the nine months ended December 31, 2020 as a result of changes in business needs. The Company recognized $0.7 million of impairment related to internal-use software during the fiscal year ended March 31, 2020 as a result of restructuring activities. There was no impairment related to internal-use software during the fiscal year ended March 31, 2019.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, which include depreciable tangible assets such as property and equipment, and right of use assets related to operating leases for impairment whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows these assets are expected to generate. The Company recognizes an impairment in the event the carrying amount of such assets exceeds the fair value attributable to such assets. During the fiscal year ended March 31, 2020, impairments to long-lived assets were $33.2 million and recorded within restructuring and other charges in the consolidated statements of operations. There was no impairment to long-lived assets during the nine months ended December 31, 2020 and fiscal year ended March 31, 2019.

Leases

The Company’s lease portfolio includes leased offices, dedicated lab facility and storage space, and dedicated data center facility space, all of which are accounted for as operating leases. All lease arrangements are recognized at lease commencement. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized at commencement based on the present value of fixed payments not yet paid over the lease term. Operating lease ROU assets represent the Company’s right to use an underlying asset during the reasonably certain lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received.

When considering the future lease payments to be included in the measurement of the operating lease liabilities, the Company includes payments to be made in optional renewal periods only if it is reasonably certain

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to exercise the option, and will include periods covered by a termination option only if it is reasonably certain that it will not exercise such option. In addition, the Company elected not to utilize the hindsight practical expedient to determine the lease term for existing leases at adoption. The Company uses the incremental borrowing rate based on the information available at the commencement date in determining the lease liabilities as the Company’s leases generally do not provide an implicit rate. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, in an economic environment where the leased asset is located.

Real estate leases of office facilities are the most significant leases held by the Company. For these leases, the Company has elected the practical expedient permitted under ASC 842 to account for the lease and non-lease components as a single lease component. As the Company enters into real estate leases, property tax, insurance, common area maintenance and utilities are generally variable lease payments that do not depend on an index or rate, and therefore, they are excluded from the lease liabilities and expensed as incurred in accordance with ASC 842. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within its control. None of the Company’s lease agreements contain significant residual value guarantees, restrictions, or covenants. The Company currently does not have any finance leases.

Asset Retirement Obligations

The Company’s asset retirement obligations (“ARO”) relate to contractual obligations to return the Sunnyvale, California headquarters facility to its original condition at the end of the lease term. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. The asset retirement obligations are depreciated on a straight-line basis over the useful lives of the related assets. Subsequent to initial recognition, the Company records period-to-period changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company derecognizes ARO liabilities when the related obligations are settled.

Revenue Recognition

The Company generates revenue from consumer services, including PGS, research services and therapeutics. In accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services. To achieve the core principle of this standard, the Company applies the following five steps:

1.	Identification of the contract, or contracts, with a customer

2.	Identification of the performance obligations in the contract

3.	Determination of the transaction price

4.	Allocation of the transaction price to the performance obligations in the contract

5.	Recognition of revenue when, or as, a performance obligation is satisfied.

Each of the Company’s significant performance obligations and the Company’s application of ASC 606 to its revenue arrangements are discussed in further detail below.

Contracts with customers for both consumer and research services contain multiple performance obligations that qualify as distinct performance obligations. The Company allocates revenue to each performance obligation

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based on the standalone selling price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. If SSP is not directly observable, then SSP is estimated using judgment while considering all reasonably available information. To determine the SSP, the Company considers multiple factors including, but not limited to, third-party evidence for similar services, historical pricing, customer usage statistics, internal costs, gross margin objectives, independent valuations, and marketing and pricing strategies.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days of the invoice date. In certain arrangements, the Company receives payment from a customer either before or after the performance obligation has been satisfied; however, the Company’s contracts do not contain a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its services, and not to receive financing from or provide financing to its customers. Revenue is recorded net of sales tax.

Consumer Services

The Company enters into a contract for consumer services once the customer accepts the terms of service or initiates the service by providing payment to the Company. The transaction price is the amount which the Company expects to be entitled to in exchange for providing services and is calculated as the selling price net of variable consideration which may include estimates for future returns and sales incentives. Consumer services is composed of four distinct performance obligations:

1.	Initial ancestry reports

2.	Initial health reports

3.	Ancestry updates

4.	Health updates

Initial reports are distinct from updates as customers can benefit from the information provided from the initial ancestry and health reports without the updates. Accordingly, subsequent updates are additive and, therefore are separately identifiable. Transfer of control for both initial ancestry and initial health reports occur at the time the reports are uploaded to the customer’s account and notification has been provided to the customer. Transfer of control for ancestry and health report updates occurs over time by providing updates to a customer’s reports and features after the initial upload of the ancestry and health reports. This expected service period to provide updates is based on the estimated active life of a customer, which is estimated to be three months for ancestry report updates and twelve months for health report updates. The majority of consumer services revenue is recognized upon the initial transfer of ancestry and health reports to the consumer. Upon sale of consumer services, deferred revenue is recorded for the net amount paid by the customer and is recognized after the customer returns the Kit, the lab processes the sample, and the initial reports are uploaded to the customer’s account, and the customer is notified.

The Company sells through multiple channels, including direct to consumer via the Company’s website, and both online and traditional retailers. If the customer does not return the Kit, services cannot be completed by the Company, potentially resulting in unexercised rights (“breakage”) revenue. To estimate breakage, the Company applies the practical expedient available under ASC 606 to assess its customer contracts on a portfolio basis as opposed to individual customer contracts, due to the similarity of customer characteristics, at the sales channel level. The Company recognizes the breakage amounts as revenue, proportionate to the pattern of revenue recognition of the returning kits in these respective sales channel portfolios. The Company estimates breakage for the portion of Kits not expected to be returned using an analysis of historical data and considers other factors that could influence customer Kit return behavior. The Company updates its breakage rate estimate periodically and,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

if necessary, adjusts the deferred revenue balance accordingly. If actual return patterns vary from the estimate, actual breakage revenue may differ from the amounts recorded. The Company recognized breakage revenue from unreturned Kits of $12.9 million, $38.0 million and $57.0 million for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively.

Fees paid to certain sales channel partners include, in part, compensation for obtaining PGS contracts. Such contracts have an amortization period of one year or less, and the Company has applied the practical expedient to recognize these costs when incurred. These costs were $2.4 million, $3.9 million and $9.9 million for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively.

The Company allows its customers to return products for credit subject to certain limitations. A provision for such returns is established based on historical trends and available data. During the periods presented, the Company had minimal product returns and estimated the reserve for the future returns will be immaterial. No sales return reserve is recorded as of December 31, 2020 or March 31, 2020. Credit card processing fees related to consumer revenue are recorded as incurred in general and administrative expenses in the consolidated statements of operations.

Research Services

The Company enters into contracts with customers to provide research services with payments based on fixed-fee arrangements. Where fees are variable, the Company estimates the most likely amount it expects to receive in determining the transaction price, such that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. When the Company enters into multiple contracts with a single counterparty, the Company evaluates the facts and circumstances to determine whether the contracts should be combined and accounted for as one arrangement or as separate arrangements. The nature of the distinct performance obligations within research services include:

1.	Genotyping

2.	Survey

3.	Data analysis

4.	Recruitment

5.	Web development

6.	Project management

7.	Dedicated research time

Each of the above services are capable of being distinct as customers can benefit from each service on their own and are separately identifiable as each service can be independently fulfilled without a high reliance on another service. Transfer of control for research services occurs over time as the services are performed. The Company generally recognizes revenue over time using an input method utilizing direct labor hours incurred as a percentage of total estimated hours to measure performance.

Therapeutics

Therapeutics revenue consists of the out-licensing of intellectual property associated with identified drug targets.

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Disaggregation of Revenue

The following table presents revenue by category:

	Nine Months Ended December 31, 2020		Year Ended March 31,
			2020		2019
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Consumer services	$119,381	77%	$271,639	89%	$425,534	96%
Research services	35,909	23	28,268	9	12,385	3
Therapeutics	48	0	5,556	2	2,981	1

Total	$155,338	100%	$305,463	100%	$440,900	100%

Substantially all consumer services revenue is recognized at the point in time of the initial transfer of reports to the consumer, and substantially all research services revenue is recognized over time as services are performed. Substantially all therapeutics revenue is recognized at the point in time intellectual property is transferred.

The following table summarizes revenue by region based on the shipping address of customers or the location where the services are delivered:

	Nine Months Ended December 31, 2020		Year Ended March 31,
			2020		2019
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
United States	$108,502	70%	$241,769	79%	$390,757	89%
United Kingdom	35,703	23	41,770	14	22,194	5
Canada	7,282	5	14,481	5	18,588	4
Other regions	3,851	2	7,443	2	9,361	2

International	46,836	30	63,694	21	50,143	11

Total	$155,338	100%	$305,463	100%	$440,900	100%

Contract Balances

Accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets include amounts associated with contractual rights related to consideration for performance obligations not yet billed and are included in prepaid expenses and other current assets in the consolidated balance sheets. The amount of contract assets was immaterial as of December 31, 2020 and March 31, 2020.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of fulfilling performance obligations under a contract. Deferred revenue primarily relates to Kits that have been shipped to consumers and non-consigned retail sites but not yet returned for processing by the consumer, as well as research services billed in advance of performance. Deferred revenue is recognized when the obligation to deliver results to the customer is satisfied, and when research services are ultimately performed.

As of December 31, 2020 and March 31, 2020, deferred revenue for consumer services was $75.5 million and $38.8 million, respectively. Of the $38.8 million, $74.1 million and $103.9 million of deferred revenue for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consumer services as of March 31, 2020, 2019 and 2018, respectively, the Company recognized $26.6 million, $59.9 million and $99.9 million as revenue during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively.

As of December 31, 2020 and March 31, 2020, deferred revenue for research services was $41.5 million and $48.6 million, respectively, including related party deferred revenue amounts of $39.8 million and $45.1 million, respectively. There was no related party deferred revenue prior to fiscal year 2019. Of the $48.6 million, $48.7 million and $3.4 million of deferred revenue for research services as of March 31, 2020, 2019 and 2018, respectively, the Company recognized $32.9 million, $28.7 million and $1.9 million as revenue during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively. Out of the above-mentioned $32.9 million and $28.7 million revenue recognized during the nine months ended December 31, 2020 and fiscal year ended March 31, 2020, respectively, related party revenue amount was $30.2 million and $26.7 million, respectively.

Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that are expected to be billed and recognized as revenue in future periods. The Company has utilized the practical expedient available under ASC 606 to not disclose the value of unsatisfied performance obligations for PGS as those contracts have an expected length of one year or less. As of December 31, 2020 and March 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations for research services was $72.4 million and $108.3 million, respectively. These amounts are expected to be recognized over a remaining subsequent period of approximately 1 to 4 years from the reporting date.

Cost of Revenue

Cost of revenue for PGS primarily consists of cost of raw materials, lab processing fees, personnel-related expenses, including salaries and benefits and stock-based compensation, shipping and handling, and allocated overhead. Shipping costs for the Kits are incurred prior to fulfillment of consumer services obligations and the corresponding shipping and handling expense is reported in cost of revenue.

Cost of revenue for research services primarily consists of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated overhead.

Research and Development

Research and development costs primarily consist of personnel-related expenses, including salaries, benefits and stock-based compensation, associated with the Company’s research and development personnel, collaboration expenses, laboratory services and supplies costs, third-party data services, and allocated overhead. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs consist primarily of direct expenses related to television and radio advertising, including production and branding, paid search, online display advertising, direct mail, and affiliate programs. Advertising production costs are expensed the first time the advertising takes place, and all other advertising costs are expensed as incurred. Advertising costs amounted to $7.4 million, $62.6 million and $136.8 million for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively, and are included in sales and marketing expense in the consolidated statements of operations.

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Deferred advertising costs primarily consist of vendor payments made in advance to secure media spots across varying media channels, as well as production costs incurred before the first time the advertising takes place. Deferred advertising costs are not expensed until first used. There were no deferred advertising costs as of December 31, 2020. As of March 31, 2020, deferred advertising costs amounted to $2.5 million. Deferred advertising costs are included in prepaid expenses and other current assets in the consolidated balance sheets.

Stock-Based Compensation

Stock-based compensation expense related to stock-based awards for employees and non-employees is recognized based on the fair value of the awards granted. The fair value of each stock-based award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock-based award, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of common stock. The assumptions used to determine the fair value of the stock-based awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. The Company accounts for forfeitures as they occur.

Restructuring Expense

The Company defines restructuring expense to include costs directly associated with exit or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and penalties, impairment associated with long-lived assets, and other exit or disposal costs. In general, the Company records involuntary employee-related exit and disposal costs when there is a substantive plan for employee severance and related costs are probable and estimable. For one-time termination benefits (i.e., no substantive plan) and employee retention costs, expense is recorded when the employees are entitled to receive such benefits and the amount can be reasonably estimated. Contract termination fees and penalties, and other exit and disposal costs are generally recorded as incurred.

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company’s tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

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Net Loss Per Share Attributable to Common Stockholders

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company determined that it has participating securities in the form of redeemable convertible preferred stock and unvested common stock as holders of such securities have non-forfeitable dividend rights in the event of a declaration of a dividend for shares of common stock. These participating securities do not contractually require the holders of such stocks to participate in the Company’s losses. As such, net loss for the period presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

Segment Information

The Company currently operates in two reporting segments: Consumer & Research Services and Therapeutics. The Consumer & Research Services segment consists of revenue and expenses from PGS, as well as research services revenue and expenses from certain collaboration agreements (including the GSK Agreement). The Therapeutics segment consists of revenues from the out-licensing of intellectual property associated with identified drug targets and expenses related to drug candidates under clinical development. Substantially all of the Company’s revenues are derived from the Consumer & Research Services segment. See Note 2, “Summary of Significant Accounting Policies”, for additional information regarding revenue. There are no inter-segment sales.

Certain expenses such as Finance, Legal, Regulatory and Supplier Quality, and CEO Office are not reported as part of the reporting segments as reviewed by the CODM. These amounts are included in Unallocated Corporate in the reconciliations below. The chief operating decision-maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM evaluates the performance of each segment based on Adjusted EBITDA. Adjusted EBITDA is defined as net income before net interest expense (income), other expense (income), depreciation and amortization of fixed assets, amortization of internal use software, non-cash stock-based compensation expense, and expenses related to restructuring and other charges, if applicable for the period.

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The Company’s revenue and Adjusted EBITDA by segment is as follows:

	Nine Months Ended December 31 2020	Year Ended March 31
		2020	2019
	(in thousands)
Segment Revenue
Consumer & Research Services	$155,290	$299,907	$437,919
Therapeutics	48	5,556	2,981

Total revenue	$155,338	$305,463	$440,900

Segment Adjusted EBITDA
Consumer & Research Services Adjusted EBITDA	$(4,925)	$(65,845)	$(85,822)
Therapeutics Adjusted EBITDA	(38,886)	(52,883)	(31,776)
Unallocated Corporate	(21,554)	(28,460)	(23,793)

Total Adjusted EBITDA	$(65,365)	$(147,188)	$(141,391)

Reconciliation of net loss to Adjusted EBITDA
Net loss	$(116,606)	$(250,863)	$(183,533)
Adjustments:
Interest (income), net	(196)	(6,244)	(5,269)
Other (income) / expense, net	(1,317)	(1,340)	19
Depreciation and amortization	15,532	22,610	9,901
Stock-based compensation expense	37,222	43,957	37,491
Restructuring and other charges[1]	—	44,692	—

Total Adjusted EBITDA	$(65,365)	$(147,188)	$(141,391)

1)	For the year ended March 31, 2020, restructuring includes $0.9 million of stock-based compensation expense related to restructuring activities.

Customers accounting for 10% or more of segment revenues were as follows:

	Nine Months Ended December 31, 2020		Year Ended March 31,
			2020		2019
	(in thousands, except percentages)
Consumer & Research Services Segment Revenue:
Customer C1	$31,965	21%	$76,087	25%	$107,318	25%
Customer B2	$30,221	19%	$23,768	8%	$6,533	1%
Therapeutics Segment Revenue:
Customer B2	$—	0%	$2,981	54%	$2,981	100%
Customer E2	$48	100%	$2,575	46%	$—	0%

1)	Customer C revenues are primarily in the United States.
2)	Customer B revenues are in the United Kingdom and Customer E is in a region other than the United States, United Kingdom or Canada.

Revenue by geographical region can be found in the revenue recognition disclosures in Note 2, “Summary of Significant Accounting Policies.” All of the Company’s property and equipment, net of depreciation and

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amortization, were located in the United States during the periods presented. The reporting segments do not present total assets as they are not reviewed by the CODM when evaluating their performance.

Related Parties

A party is considered to be related to the Company if the party, directly or indirectly, controls, is controlled by, or is under common control with the Company, including principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal and can significantly influence the management or operating policies to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Adopted Accounting Pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities, which primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities and financial liabilities is largely unchanged. The Company adopted ASU 2016-01 as of April 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), which provides guidance on how certain cash receipts and outflows should be classified on entities’ statement of cash flows. The Company adopted ASU 2016-15 as of April 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The Company adopted ASU 2017-01 as of April 1, 2019 on a prospective basis, and the adoption did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company early adopted ASU 2018-13 as of April 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The Company early adopted ASU 2018-15 as of April 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The Company early adopted ASU 2019-12 as of April 1, 2018, and the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning April 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

3.	Collaborations

From time to time the Company enters into collaboration arrangements in which both parties are active participants in the arrangement and are exposed to the significant risks and rewards of the collaboration, in which case the collaboration is within the scope of ASC 808, Collaborative Arrangements (“ASC 808”). Within such collaborations, the Company determines if any obligations are an output of the Company’s ordinary activities in exchange for consideration, and if so, the Company applies ASC 606 to such activities.

For other payments received from the other party for other collaboration activities related to various development, launch and sales milestones of licensed products, or royalties related to net sales of licensed products, the Company analogizes to ASC 606.

Such payments will be recognized when the related activities occur as they are determined to relate predominantly to the license of intellectual property transferred to the other party and therefore have also been excluded from the transaction price allocated to the performance obligations determined under ASC 606. To date, no consideration in this regard has been received under the agreements discussed below.

GlaxoSmithKline Agreement

In July 2018, the Company and an affiliate of GlaxoSmithKline plc (“GSK”) entered into a collaboration agreement (the “GSK Agreement”) for research identification, development and commercialization of targets for therapeutic agents. The Company granted exclusivity, subject to certain exceptions, to GSK with respect to these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

activities. The term of the GSK Agreement is four years, and GSK has an option to extend the term for an additional year. The Company concluded that GSK is considered a customer. Therefore, the Company has applied the guidance in ASC 606 to account for and present consideration received from GSK related to research services provided by the Company. The Company’s activities under the GSK Agreement, which include reporting, drug target discovery, and joint steering committee participation, represent one combined performance obligation to deliver research services. In addition, the GSK Agreement, along with subsequent amendments, provided GSK the right to include certain identified pre-existing 23andMe programs in the collaboration at GSK’s election, each of which is considered distinct from the research services. The exercise price for the pre-existing program options varied to reflect the respective stage of development of each such program, with up to two such programs being offered for no additional charge. The two programs offered for no additional charge were material rights and therefore also identified as performance obligations within the arrangement.

Also in July 2018, GSK made an upfront equity investment in the Company to purchase 17,291,066 shares of the Company’s Series F-1 redeemable convertible preferred stock at $17.35 per share, resulting in $299.6 million of cash proceeds to the Company, net of $0.4 million in issuance costs during the fiscal year ended March 31, 2019. As the collaboration agreement and issuance of preferred stock were entered into concurrently, the Company has accounted for these as a single arrangement. Total cash proceeds to be received by the Company under the agreements of $400 million includes $300 million paid for the Series F-1 preferred stock at the date of issuance and four annual payments of $25.0 million each to be paid over the four-year term of the collaboration.

The Company allocated $272.7 million to the Series F-1 redeemable convertible preferred stock which represented its fair value on the date of issuance (see Note 2: Summary of Significant Accounting Policies – Nonrecurring Fair Value Measurements). The remaining $127.3 million was determined to be the initial transaction price allocated to the performance obligations within the GSK Agreement, including the ongoing services and certain options that were determined to represent material rights. As of December 31, 2020, the Company had received $75 million from GSK in annual payments. The remaining $25 million annual payment is due in July 2021.

Consideration allocated to each performance obligation is recognized as follows:

1.	Research services—over the four-year term as activities are performed utilizing an input-based method to measure progress, and

2.	Pre-existing program options—on the date the option is exercised.

In addition to cost-sharing during the performance of research services which is recorded within cost of revenue when incurred in the Consumer and Research Services segment, once drug targets have been identified for inclusion in the collaboration, the Company and GSK equally share in the costs of further research, development and commercialization of identified targets, subject to certain rights of either party to opt-out of funding at certain predetermined development milestones. These cost-sharing charges for costs incurred subsequent to the identification of drug targets have been included in research and development expense in the consolidated statements of operations during the period incurred. The Company may also share in the net profits or losses of products that are commercialized pursuant to the collaboration, or receive royalties on products which are successfully commercialized.

During the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, the Company recognized $30.2 million, $26.7 million and $9.5 million, respectively, of research services and therapeutics revenue related to the GSK Agreement. As of December 31, 2020 and March 31, 2020, the Company had current deferred revenue related to GSK of $39.8 million and $41.7 million, respectively. As of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020, there was no noncurrent deferred revenue related to GSK. As of March 31, 2020, noncurrent deferred revenue related to GSK was $3.4 million. There was no receivable related to GSK as of December 31, 2020 and March 31, 2020. During the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, cost-sharing amounts incurred subsequent to the identification of targets, included in research and development expenses, were amounts payable to GSK of $10.7 million, $19.1 million and $6.3 million, respectively. During the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, cost-sharing amounts incurred prior to the identification of targets, included in cost of revenue, were amounts payable to / (received from) GSK of $(0.6) million, $1.0 million and $(0.2) million, respectively. As of December 31, 2020 and March 31, 2020, the Company had $7.1 million and $7.8 million, respectively, related to balances of amounts payable to GSK for reimbursement of shared costs included within accounts payable and accrued expenses and other current liabilities in the consolidated balance sheets.

Almirall Agreement

In December 2019, the Company entered into a collaboration agreement with Almirall, S.A. (“Almirall”) under which the Company granted an exclusive license to Almirall to develop and commercialize pharmaceutical products containing certain proprietary monoclonal antibodies or nucleic acids containing such antibodies (the “Almirall Agreement”). The Company provided initial access to Company-owned intellectual property, including a patent and know-how, and performs on-going research activities related to such intellectual property over the agreement term.

The Company determined that the transaction price under the collaboration arrangement was $2.7 million, consisting of a one-time payment of $2.5 million as of the agreement date and $0.2 million over the agreement term. Consideration allocated to each performance obligation is recognized as follows:

1.	Licensed intellectual property—upon transfer of such intellectual property, and

2.	Research related to licensed intellectual property—over the agreement term as research is performed utilizing an input-based method to measure progress.

During the nine months ended December 31, 2020, therapeutics revenue recognized related to Almirall was immaterial. During the fiscal year ended March 31, 2020, the Company recognized $2.6 million of therapeutics revenue related to Almirall.

4.	Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31, 2020	March 31, 2020

	(in thousands)
Computer and software	$13,420	$13,364
Laboratory equipment and software	48,114	49,367
Furniture and office equipment	8,823	8,868
Leasehold improvements	39,611	39,713
Capitalized asset retirement obligations	853	853

Property and equipment, gross	110,821	112,165

Less: accumulated depreciation and amortization	(46,508)	(34,283)

Property and equipment, net	$64,313	$77,882

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization expense were $14.0 million, $22.2 million and $9.9 million for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively.

Assets Held for Sale

The Company’s assets held for sale consisted of $2.9 million of lab equipment as of March 31, 2020, which was subsequently sold at the carrying value during the nine months ended December 31, 2020.

Asset Retirement Obligations

The Company has recorded AROs related to contractual obligations to return the Sunnyvale, California headquarters facility to its original condition at the end of the lease term. Obligations are reflected at the present value of their future cash flows. The asset retirement obligations are depreciated on a straight-line basis over the useful lives of the related assets. The liability amounts were based on future retirement cost estimates and incorporate many assumptions such as time to abandonment, technological changes, future inflation rates and the risk-adjusted discount rate.

The following table summarizes changes in the Company’s AROs:

	December 31, 2020	March 31, 2020

	(in thousands)
Balance, beginning of year	$1,078	$—
Accretion expense	65	41
Liabilities incurred	—	1,037

Balance, end of year	$1,143	$1,078

Internal-use Software, Net

	December 31, 2020	March 31, 2020

	(in thousands)
Capitalized internal-use software	$8,689	$5,839
Less: accumulated amortization	(1,818)	(422)

Internal-use software, net	$6,871	$5,417

For the nine months ended December 31, 2020 and fiscal year ended March 31, 2020, amortization expense related to internal-use software was $1.4 million and $0.4 million, respectively, including approximately $0.2 million and $0.1 million, respectively, of stock-based compensation expense. Impairment to internal-use software was $0.4 million and $0.7 million for the nine months ended December 31, 2020 and fiscal year ended March 31, 2020. There was no amortization or impairment for the fiscal year ended March 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accrued Expense and Other Current Liabilities

Accrued expense and other current liabilities consisted of the following:

	December 31, 2020	March 31, 2020

	(in thousands)
Accrued payables	$20,588	$23,625
Accrued compensation and benefits	11,165	10,378
Accrued taxes	204	227
Other	311	430

Total accrued expenses and other current liabilities	$32,268	$34,660

Other Liabilities

Other liabilities, noncurrent consisted of the following:

	December 31, 2020	March 31, 2020

	(in thousands)
Asset retirement obligations, noncurrent	$1,142	$1,078
Liabilities for early exercise of common stock options by related party	63,639	43,821

Total other liabilities, noncurrent	$64,781	$44,899

5.	Restructuring

In December 2019 and January 2020, the Company approved restructuring plans to achieve its strategic and financial objectives. Restructuring activities included a reduction in workforce, contract terminations related to certain retail and operating lease arrangements, resulting in impairment losses of operating lease ROU assets associated with disposition of the Phoenix, Arizona operating facility and square footage available for sublease at the Sunnyvale, California headquarters facility, as well as other exit or disposal costs. The Company recorded restructuring expenses of $44.7 million within restructuring and other charges in the consolidated statements of operations during the fiscal year ended March 31, 2020 primarily related to the Consumer & Research Services segment.

During the fiscal year ended March 31, 2020, the Company recorded employee severance and termination benefits expense of approximately $5.5 million within restructuring and other charges in the consolidated statements of operations, of which $0.9 million was non-cash stock-based compensation expense. The Company recorded these involuntary employee-related exit and disposal costs when there was a substantive plan for employee severance and related costs were probable and estimable.

The Company ceased use of its Phoenix, Arizona operating facility in January 2020 as part of the Company’s restructuring plan. Using the discounted cash flow method, the Company calculated the difference between the present value of the estimated future sublease rental income and the present value of remaining lease obligations, adjusted for the effects of any prepaid or deferred items. The key assumptions used in the Company’s discounted cash flow model included the amount and timing of sublease rental receipts and the discount rate. As a result, the Company recognized an impairment loss, which represented the remaining carrying

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value of the operating ROU asset as of March 31, 2020, of approximately $0.6 million, as well as an impairment loss of $13.0 million associated with property and equipment for this facility and an impairment loss of $0.7 million for capitalized internal use software. The Company also recorded a related liability of $3.0 million for the contractually obligated exit costs associated with this facility as of March 31, 2020. The Company utilized the terms and conditions of the assignment and assumption of lease agreement when evaluating the impairment of the operating lease ROU asset related to the operating lease for the fiscal year ended March 31, 2020. The Company recorded the expenses associated with the Phoenix, AZ facility disposition within restructuring and other charges in the consolidated statements of operations. In June 2020, the Company entered into an assignment and assumption of lease agreement with a third-party assignee related to the facility space in Phoenix, Arizona. As part of this agreement, the third-party assignee agreed to assume from the Company all of the rights and remaining obligations under the operating lease, which the Company had previously entered into with the landlord in March 2019 and subsequently amended in June 2019.

In addition, as part of the restructuring plan, the Company made available a significant portion of its Sunnyvale, California headquarters facility for sublease. Using the discounted cash flow method, the Company calculated the difference between the present value of the estimated future sublease rental income and the present value of remaining lease obligations, adjusted for the effects of any prepaid or deferred items. As a result, the Company recognized an impairment loss of approximately $12.6 million to reduce the carrying value of the operating ROU asset to fair value, as well as an impairment loss of $7.0 million associated with property, equipment and capitalized asset retirement obligations for this facility within restructuring and other charges in the consolidated statements of operations in the fiscal year ended March 31, 2020.

As part of the restructuring activity, the Company also consolidated the sales channel network by terminating certain retail contracts. As a result, the Company recorded $0.8 million return-related fees and $1.5 million inventory write-off within restructuring and other charges in the consolidated statements of operations in the fiscal year ended March 31, 2020. Of the $0.8 million of return-related fees incurred during the fiscal year ended March 31, 2020, $0.1 million was paid or adjusted, resulting in an accrued balance of $0.7 million as of March 31, 2020. During the nine months ended December 31, 2020, an additional $0.1 million was paid or adjusted, resulting in an accrued balance of $0.6 million as of December 31, 2020. The Company also recorded a refund of the original purchase price related to the return of inventory held by retailers of $5.7 million, which reduced deferred revenue on the consolidated balance sheets as of March 31, 2020.

The following table shows the total amount incurred and accrued related to one-time employee termination benefits:

One-Time Employee Termination Benefits
(in thousands)
Accrued restructuring costs as of March 31, 2019	$—
Restructuring charges incurred during the period	4,633
Amounts paid during the period	(3,580)

Accrued restructuring costs as of March 31, 2020	1,053
Amounts paid during the period	(1,053)
Accrued restructuring costs as of December 31, 2020	$—

The Company does not expect to incur any further expenses in connection with this restructuring plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Leases

The Company’s lease portfolio includes leased offices, dedicated lab facility and storage space, and dedicated data center facility space, with remaining contractual periods from less than 2.7 years to 10.6 years. For purposes of calculating lease liabilities, lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise those options. For the Company’s lab facility in South San Francisco, CA, the lease contains an option to extend the lease term through January 2025 at current market rates. During the nine months ended December 31, 2020, it became reasonably certain that the Company would exercise the option and the extension was included in its rights of use assets and lease liabilities as of December 31, 2020. For the Company’s headquarters’ facility in Sunnyvale, CA, there is an option to extend the lease for a period of 7 years. The Company is not reasonably certain that it will exercise this option and therefore it is not included for in its rights of use assets and lease liabilities as of December 31, 2020.

The components of lease cost for operating leases for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 was as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
	(in thousands)
Operating lease cost, net[1]	$10,171	$10,999	$10,484
Variable lease cost	4,260	4,705	2,506

Total lease cost	$14,431	$15,704	$12,990

1)	For the year ended March 31, 2020, included in operating lease cost is a $4.9 million reduction to lease cost related to a lease termination.

Variable lease cost includes property tax, insurance, common area maintenance, and utilities. The following is supplemental balance sheet information as of December 31, 2020 and March 31, 2020:

	December 31, 2020	March 31, 2020

	(in thousands)
Reported as:
Assets:
Operating lease right-of-use assets[1]	$64,915	$60,608

Liabilities:
Operating lease liabilities	6,553	7,613
Operating lease liabilities, noncurrent	89,003	82,709

Total operating lease liabilities[1]	$95,556	$90,322

1)

The operating lease right-of-use assets and operating lease liabilities related to lease extension for the Company’s lab facility in South San Francisco, CA was included in the amounts as of December 31, 2020. The termination of the operating lease for the Company’s former headquarters facility located in Mountain View, CA occurred during the year ended March 31, 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted average remaining lease term and discount rate for the Company’s operating leases was as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
Weighted-average remaining lease term (in years)	9.4	10.5	10.2
Weighted-average discount rate	7%	8%	7%

Supplemental cash flow information related to operating leases for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 was as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows used in operating leases	$(10,564)	$(12,520)	$(8,547)
Landlord contributions included in the measurement of operating lease ROU assets:
Operating cash flows provided by operating leases	$3,733	$9,940	$—
Supplemental disclosure of non-cash operating lease activities:
Operating lease ROU assets obtained in exchange for new operating lease liabilities	$12,803	$4,769	$82,348

As of December 31, 2020, the future minimum lease payments included in the measurement of the Company’s operating lease liabilities are as follows:

December 31, 2020
(in thousands)
Year Ending March 31,
Remainder 2021	$2,410
2022	13,665
2023	15,091
2024	15,106
2025	14,350
2026	10,996
Thereafter	64,421

Total future operating lease payments	136,039
Less: imputed interest	40,483

Total operating lease liabilities	$95,556

Operating Leases Not Yet Commenced

As of December 31, 2020, the Company did not have any non-cancelable operating leases that have not yet commenced, and therefore were not included in the operating ROU assets or operating lease liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Commitments and Contingencies

Non-cancelable Purchase Obligations

In January 2019, the Company entered into an amendment to an existing contract with its third-party laboratory service provider for customer sample processing, which included minimum annual sample volumes. The Company was required to pay such processing fees for these minimum annual sample volumes, even if there was a shortfall in actual samples received. In May 2020, the Company entered into an amendment with this third-party provider which eliminated the requirement of minimum annual sample volumes beginning January 1, 2021.

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties for purchases. As of December 31, 2020, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

December 31, 2020
(in thousands)
Year Ending March 31,
Remainder 2021	$4,295
2022	15,401
2023	14,799
2024	14,905
2025	13,275
2026	9,811

Total	$72,486

The amounts purchased under the non-cancelable purchase obligations were $14.8 million, $32.4 million and $49.8 million for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, respectively.

Legal Matters

The Company is subject to certain routine legal and regulatory proceedings, as well as demands and claims that arise in the normal course of business. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but will only be recorded when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against and by the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed. Legal fees related to potential loss contingencies are expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 10, 2019, Celmatix Inc (“Celmatix”) filed a lawsuit in the Supreme Court of the State of New York against the Company (Index No. 657329/2019) asserting claims against the Company for breach of contract and implied covenant of good faith and fair dealing, and tortious interference with contract and prospective economic advantage, alleging damages that, according to the compliant, plaintiff “believed to be in excess of $100 million.” On February 14, 2020, the Company filed its answer and counterclaims against Celmatix for breach of contract. The Company believes that the claims are without merit and is vigorously defending against the claims and pursuing its counterclaims. Discovery is ongoing. The Company is unable to conclude at this time whether any potential loss is probable with respect to any of the claims, and, as the litigation remains in the discovery stage, cannot estimate any reasonably possible loss or range of loss that may potentially result if the plaintiff ultimately were to prevail with respect to any of the claims that have been asserted.

Indemnification

The Company enters into indemnification provisions under agreements with other companies in the ordinary course of business, including, but not limited to, collaborators, landlords, vendors and contractors. Pursuant to these arrangements, the Company agrees to indemnify, defend, and hold harmless, the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company’s activities. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the fair value of these agreements is not material. The Company maintains insurance, including commercial general liability insurance and product liability insurance to offset certain potential liabilities under these indemnification provisions. In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under these indemnification provisions.

8.	Redeemable Convertible Preferred Stock

In July 2018, the Company issued 17,291,066 shares of Series F-1 redeemable convertible preferred stock to GSK at a purchase price of $17.35 per share, for an aggregate purchase price of $299.6 million, net of $0.4 million in issuance costs. See Note 3, “Collaborations”, for more details.

In December 2020, the Company’s issued 4,755,037 additional shares of series F-1 redeemable convertible preferred stock at a purchase price of $17.35 per share, for an aggregate purchase price of $82.3 million, net of $0.2 million in issuance costs, to certain existing and new investors, on substantially the same terms, and at the same price per share, applicable to the initial Series F-1 issuance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redeemable convertible preferred stock consisted of the following:

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	7,119,936	7,119,936	$8,815	$8,953
Series B	9,048,560	9,048,560	27,643	27,779
Series C	9,898,011	9,898,011	30,961	31,179
Series D	14,435,636	14,435,636	58,274	58,450
Series E	10,644,057	10,644,057	114,936	115,246
Series F	18,006,075	18,006,075	242,168	250,000
Series F-1	22,190,201	22,046,103	354,554	382,500

Total redeemable convertible preferred stock	91,342,476	91,198,378	$837,351	$874,107

	March 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	7,119,936	7,119,936	$8,815	$8,953
Series B	9,048,560	9,048,560	27,643	27,779
Series C	9,898,011	9,898,011	30,961	31,179
Series D	14,435,636	14,435,636	58,274	58,450
Series E	10,644,057	10,644,057	114,936	115,246
Series F	18,006,075	18,006,075	242,168	250,000
Series F-1	17,291,066	17,291,066	272,286	300,000

Total redeemable convertible preferred stock	86,443,341	86,443,341	$755,083	$791,607

The holders of the redeemable convertible preferred stock have the following rights, preferences and privileges:

Dividend Rights—Holders of the redeemable convertible preferred stock are entitled to receive non-cumulative cash dividends at a rate of $0.07545, $0.1842, $0.189, $0.2429, $0.64964, $0.83305, and $1.041 per share per annum for the Series A, Series B, Series C, Series D, Series E, Series F and Series F-1 redeemable convertible preferred stock, respectively, if and when such dividends are declared by the Board of Directors. No dividends will be paid to holders of common stock until the aforementioned dividends on redeemable convertible preferred stock have been paid or set aside for payment. Such dividends are payable when, as, and if declared by the Board of Directors. To date, no dividends have been declared.

Conversion Rights—At any time following the date of issuance, each share of preferred stock is convertible, at the option of its holder, into the number of shares of Class B common stock, calculated by dividing the applicable original issue price per share of each series by the applicable conversion price per share of such series. The initial conversion price for Series A, Series B, Series C, Series D, Series E, Series F, and Series F-1 redeemable convertible preferred stock are $1.2575, $3.07, $3.15, $4.0490, $10.827271, $13.8842, and $17.35, respectively. As of December 31, 2020, each outstanding share of Series A, Series B, Series C, Series D Series E,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series F, and Series F-1 redeemable convertible preferred stock is convertible into one share of Class B Common Stock. The conversion price may be adjusted from time to time based on certain events such as share splits, subdivisions, reclassification, dividends or distributions, exchanges, or in connection with anti-dilution on a broad-based weighted-average basis. The redeemable convertible preferred stock is subject to mandatory conversion upon (i) the affirmative vote of the holders of at least 60% of the redeemable convertible preferred stock then issued, and at least 60% of the Series E redeemable convertible preferred stock then issued, and at least 60% of the Series F and Series F-1 redeemable convertible preferred stock (voting as a single series) then issued or (ii) immediately prior to the closing of an underwritten public offering of the Company’s common stock on the New York Stock Exchange or the Nasdaq Stock Market with aggregate gross proceeds of not less than $50.0 million.

Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, the holders of the Series F-1 redeemable convertible preferred stock shall first be paid an amount per share equal to $3.4658 per share (“Series F-1 Incremental Preference”) prior to any distributions to Series F redeemable convertible preferred stock. Thereafter, the holders of Series F-1 redeemable convertible preferred stock then outstanding and the holders of the Series F redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the available funds and assets of the Company to the holders of shares of Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock and Class A common stock, Class B common stock, and Class C common stock, an amount per share equal to (i) the original issue price less the Series F-1 Incremental Preference or (ii) the original issue price of the Series F redeemable convertible preferred stock, plus all declared but unpaid dividends thereon, if any, for each outstanding stock of Series F redeemable convertible preferred stock (as adjusted for stock splits, stock dividends, combinations, or other recapitalizations). If upon the liquidation, dissolution, or winding up of the Company, the available funds and assets of the Company for distribution are insufficient to permit the payment to holders of the Series F-1 and Series F redeemable convertible preferred stock their full preferential amounts, then the entire remaining available funds and assets of the Company shall be distributed pro rata among the holders of the Series F-1 and Series F redeemable convertible preferred stock.

After distribution to the holders of the Series F-1 and Series F redeemable convertible preferred stock, the holders of the Series E redeemable convertible preferred stock shall be paid, out of the available funds and assets of the Company, an amount per share equal to the original issue price of the Series E redeemable convertible preferred stock in a similar manner as the Series F redeemable convertible preferred stock. After distribution to the holders of the Series E redeemable convertible preferred stock, the holders of the Series D redeemable convertible preferred stock shall be paid, out of the available funds and assets of the Company, an amount per share equal to the original issue price of the Series D redeemable convertible preferred stock in a similar manner as the Series E redeemable convertible preferred stock. After distribution to the holders of the Series D redeemable convertible preferred stock, the holders of the Series C redeemable convertible preferred stock shall be paid, out of the available funds and assets of the Company, an amount per share equal to the original issue price of the Series C redeemable convertible preferred stock in a similar manner as the Series D and Series E redeemable convertible preferred stock. After distribution to the holders of the Series C redeemable convertible preferred stock, the holders of the Series B redeemable convertible preferred stock shall be paid, out of the available funds and assets of the Company, an amount per share equal to the original issue price of the Series B redeemable convertible preferred stock in a similar manner as the Series C, Series D, and Series E redeemable convertible preferred stock. After distribution to the holders of the Series B redeemable convertible preferred stock, the holders of the Series A redeemable convertible preferred stock shall be paid, out of the available funds and assets of the Company, an amount per share equal to the original issue price of the Series A redeemable convertible preferred stock in a similar manner as the Series B, Series C, Series D, and Series E redeemable convertible preferred stock. After distribution to the holders of redeemable convertible preferred stock, all

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remaining available funds and assets of the Company shall be distributed pro rata among the holders of the then-outstanding Class A common stock, Class B common stock, and Class C common stock.

Voting Rights—Except as required by applicable law, each share of redeemable convertible preferred stock shall be entitled to ten (10) votes for each whole share of Class B Common Stock into which such shares of redeemable convertible preferred stock could be converted at the record date.

The holders of the then outstanding Series A, Series B, Series C, Series D, Series E, Series F, and Series F-1 redeemable convertible preferred stock, voting as a single class and on an as-converted to Class B common stock basis, shall be entitled to elect two directors of the Corporation. The holders of the then outstanding Class A and Class B common stock, voting as a single class, shall be entitled to elect two directors of the Corporation. The holders of the then outstanding Class A and B common stock and the holders of the then outstanding Series A, Series B, Series C, Series D, Series E, Series F, and Series F-1 redeemable convertible preferred stock, voting together as a single class, and in the case of the redeemable convertible preferred stock on an as-converted to Class B common stock basis, shall be entitled to elect the remaining number of directors of the Corporation, if any. Pursuant to a voting agreement among certain holders of the outstanding Series A, Series B, Series C, Series D, Series E, Series F, and Series F-1 redeemable convertible preferred stock and certain holders of the Company’s Class B Common Stock, the size of the Board of Directors of the Corporation was set at five members, two of whom were designated pursuant to such voting agreement by the holders of the outstanding Preferred Stock, two of whom were designated by the holders of the outstanding Common Stock, and one of whom was designated by the holders of all such shares voting as a single class. The voting agreement was revised in December 2020 to increase the size of the Board of Directors to seven.

Redemption—The redeemable convertible preferred stock does not contain any specified redemption features,, The liquidation preferences are deemed to be contingent redemption features exercisable upon certain deemed liquidation events such as a merger in which the stockholders of the Company immediately prior to the consummation of such transaction no longer control the Company upon such consummation, or a sale of substantially all of the assets of the Company. The redeemable convertible preferred stock is not mandatorily redeemable, however since a deemed liquidation event would constitute a redemption event outside of the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in mezzanine equity on the consolidated balance sheets.

Any redemption of the Company’s redeemable convertible preferred stock is contingent upon a deemed liquidation event which involves a change in control and which results in proceeds insufficient to satisfy all applicable liquidation preferences and to provide any remaining proceeds available for distribution to holders of the Company’s common stock. The deemed liquidation event is not probable as of the balance sheet dates presented, and as such the Company has not adjusted the carrying value of the redeemable convertible preferred stock to its redemption value as of the balance sheet dates presented. The Company will adjust the carrying value of the redeemable convertible preferred stock to its redemption value if redemption becomes probable in the future.

9.	Common Stock

The Company has authorized three classes of common stock: Class A common stock, Class B common stock and Class C common stock (collectively, the “common stock”). Each holder of shares of Class A Common Stock is entitled to one vote for each share thereof held. Each holder of shares of Class B Common Stock is entitled to ten votes for each share thereof held. Class C Common Stock is non-voting. Holders of common stock are entitled to receive any dividends if and when such dividends are declared by the Board of Directors. Common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain deemed liquidation events. Common stock is not redeemable at the option of the holder or by the Company.

In the event of any sale, assignment, gift or other transfer or disposition, each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock, subject to certain specified exceptions set forth in the certificate of incorporation.

The table below shows the changes in each class of common stock shares issued and outstanding:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
Class A shares
Beginning balance	8,158,861	6,735,372	4,191,743
Converted from Class B shares[1]	664,233	1,423,489	2,543,629

Ending balance	8,823,094	8,158,861	6,735,372

Class B shares
Beginning balance	36,159,437	35,188,144	28,819,601
Shares issued from option exercise	3,999,079	2,394,782	8,912,172
Converted to Class A shares[1]	(664,233)	(1,423,489)	(2,543,629)

Ending balance	39,494,283	36,159,437	35,188,144

1)

The conversion of Class B Common Stock to Class A Common Stock during all periods presented was due to the sale of Class B Common Stock in secondary sale transactions. In such transactions, each share of Class B Common Stock was automatically converted into one share of Class A Common Stock.

The Company has the following shares of common stock reserved for future issuance, on an as-if converted basis:

	December 31, 2020	March 31,
		2020	2019
Conversion of redeemable convertible preferred stock	91,198,378	86,443,341	86,443,341
Outstanding stock options	35,381,243	29,817,566	28,067,150
Remaining shares available for future issuance under Equity Incentive Plan	991,954	3,954,710	8,099,908

Total shares of common stock reserved	127,571,575	120,215,617	122,610,399

10.	Equity Incentive Plan

In 2006, the Company established its 2006 Equity Incentive Plan, as amended (“the Plan”), which provides for the grant of stock options and restricted stock to employees, directors, officers and consultants of the Company. The Plan allows for time-based or performance-based vesting for the awards. The Plan has been amended and restated at various times since its adoption. As of December 31, 2020, there have been no performance-based awards granted under the Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options under the Plan have a contractual life of up to ten years. The exercise price of a stock option shall not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. For Incentive Stock Options (“ISO”) as defined in the Internal Revenue Code of 1986 (“the Code”), the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the underlying stock on the date of grant as determined by the Board of Directors. This requirement applies only to ISOs and does not apply to Nonqualified Stock Options (“NQSO”) granted to a 10% stockholder. The Company’s options generally vest over four years. Under the Plan, stock option awards entitle the holder to receive one share of common stock for every option exercised.

In the event of a change in control and a resulting qualifying termination within twelve months following the closing, certain executive participants have acceleration clauses in which 50%-100% of the participant’s then unvested shares will be deemed to have vested, if the participant executes a complete release of all claims he or she may have against the company and meets certain other requirements. A change in control is defined as a (i) consolidation, reorganization or merger of the Company with or into any other entity or entities in which the holders of the Company’s outstanding shares immediately before such consolidation, reorganization or merger do not, immediately after such consolidation, reorganization or merger, retain stock or other ownership interests representing a majority of the voting power of the surviving entity or entities as a result of their shareholdings in the Company immediately before such consolidation, reorganization or merger; or (ii) a sale or all or substantially all of the Company’s assets. A “qualifying termination” is defined as an involuntary termination of service for reasons other than “cause”, death, permanent disability or “good reason”. Both “cause” and “good reason” are defined in the Plan or applicable grant agreement.

As of December 31, 2020 and March 31, 2020, the Company’s Board of Directors had authorized 66,948,537 and 60,348,537 shares of common stock to be reserved for grant of awards under the Plan, respectively.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Activity

Stock option activity and activity regarding shares available for grant under the Plan is as follows:

	Options Outstanding
	Shares Available for Grant	Outstanding Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, years, and per share data)
Balance as of April 1, 2018	8,876,172	24,203,058	$5.05	8.0	$134,591
Shares authorized	12,000,000	—
Granted	(14,265,875)	14,265,875	11.11
Exercised	—	(8,912,172)	8.11		29,900
Cancelled/Forfeited/Expired	1,489,611	(1,489,611)	8.80

Balance as of March 31, 2019	8,099,908	28,067,150	$6.97	7.8	$128,583
Granted	(7,061,920)	7,061,920	11.55
Exercised	—	(2,394,782)	3.65		18,967
Cancelled/Forfeited/Expired	2,916,722	(2,916,722)	10.30

Balance as of March 31, 2020	3,954,710	29,817,566	$7.99	7.5	$106,688
Shares authorized	6,600,000	—
Granted	(11,696,813)	11,696,813	11.57
Exercised	—	(3,999,079)	9.61		7,847
Cancelled/Forfeited/Expired	2,134,057	(2,134,057)	10.26

Balance as of December 31, 2020	991,954	35,381,243	$8.86	7.4	$95,895

Vested and exercisable as of December 31, 2020		18,766,560	$7.21	6.4	$81,870

The weighted-average grant date fair value of options granted during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 was $6.72, $6.25 and $6.06, respectively. The weighted-average grant date fair value of shares vested during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 was $5.91, $5.59 and $4.75, respectively. The total grant date fair value of stock options vested during the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 was $35.0 million, $42.6 million and $28.5 million, respectively. As of December 31, 2020, unrecognized stock-based compensation cost related to unvested stock options was $134.5 million, which is expected to be recognized over a weighted-average period of 2.9 years.

The Company estimated the fair value of options granted using the Black-Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Black-Scholes assumptions used to value stock options at the grant dates are as follows:

	Nine Months Ended December 31,		Year Ended March 31,
	2020		2020		2019
	Min	Max	Min	Max	Min	Max
Expected term (years)	6.0	6.1	5.0	6.1	5.0	6.3
Expected volatility	65%	68%	53%	62%	52%	54%
Risk-free interest rate	0.3%	0.5%	0.6%	2.2%	2.5%	3.1%
Expected dividend yield	0%	0%	0%	0%	0%	0%

These assumptions and estimates were determined as follows:

•

Fair Value of Common Stock—As the Company’s common stock is not publicly traded, the fair value was determined by the Company’s Board of Directors, with input from management and contemporaneous valuation reports prepared by third-party valuation specialists. The valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Objective and subjective factors were used to determine the fair value of the common stock as of the date of each option grant including, but not limited to, (i) the Company’s capital resources and financial condition; (ii) the rights and preferences held by the holders of the Company’s preferred stock relative to those of the holders of the Company’ common stock; (iii) the likelihood of achieving a liquidity event, such as an initial public offering; (iv) operational and financial performance and condition; (v) valuations of comparable companies; (vi) the status of the Company’s development, product introduction, and sales efforts; (vii) the lack of marketability of the common stock; and (viii) industry information. The enterprise value was determined using both the income approach and market approach. The income approach estimated value based on the expectation of future cash flows. These future cash flows are discounted to their present values using a discount rate and is risk-adjusted to reflect the risks inherent in the Company’s cash flows. The market approach estimated value based on a comparison to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple was then applied to the Company’s financial results to estimate the enterprise value. The resulting enterprise value was then allocated to each share class using a probability-weighted expected return method to allocate value among the various share classes and a discount for lack of marketability was applied to arrive at the fair value of the common stock on a non-marketable basis. In addition, consideration was given to recent secondary transaction activity involving the purchase or sale of shares of common stock.

•

Expected Term—Expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determined the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

•

Expected Volatility—The expected volatility was based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have any trading history to use the volatility of its own common stock.

•

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes, with maturities approximately equal to the option’s expected term.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Expected Dividend Yield—The Company has never paid dividends and does not presently plan to pay dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Stock-Based Compensation

The total share-based compensation expense related to stock options by line item in the accompanying consolidated statements of operations is summarized as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
	(in thousands)
Cost of revenue	$596	$733	$740
Research and development	15,460	16,524	13,789
Sales and marketing	3,017	3,988	3,616
General and administrative	16,423	18,932	12,154
Restructuring and other charges	—	881	—

Total stock-based compensation expense	$35,496	$41,058	$30,299

Early Exercise of Common Stock Options

The Plan allows for option awards that include the right to early exercise options for shares of common stock. In the grants to the CEO, the Company’s Board of Directors authorized the CEO to exercise unvested options to purchase shares of common stock. Under the terms of the Plan, any shares received from such early exercises are subject to repurchase, at the option of the Company, at the original issuance price in the event of the CEO’s termination of service as a Service Provider (as defined in the Plan) for any reason, until the options would have been fully vested. In August 2020, the CEO was granted options for 3,000,000 shares, which were eligible for early exercise. In September 2020, the CEO exercised all 3,000,000 unvested stock options. The cash proceeds received for such exercise were $34.7 million. During the fiscal years ended March 31, 2020 and 2019, the CEO exercised 0 and 5,777,084 unvested stock options early, respectively. The cash proceeds received for unvested options exercised by the CEO, during the fiscal years ended March 31, 2020 and 2019 were $0 and $66.4 million, respectively. As of December 31, 2020 and March 31, 2020, 5,516,667 and 3,810,417 shares of Class B common stock were subject to repurchase, respectively, at a weighted average repurchase price of $11.54 per share and $11.50 per share, respectively.

Secondary Sale Transactions

During the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, certain current and former employees sold shares of common stock to certain existing shareholders at a sales price that was above the then-current fair value . Since the purchasing parties are entities affiliated with a holder of economic interest in the Company and acquired the shares from current and former employees at a price in excess of fair value of such shares, the amount paid in excess of the fair value of common stock at the time of the secondary sales was recorded as compensation expense.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total stock-based compensation expense related to the secondary sale transactions by line item included in the consolidated statements of operations for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 is summarized as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
	(in thousands)
Cost of revenue	$2	$15	$4
Research and development	45	2,510	2,282
Sales and marketing	9	360	702
General and administrative	1,670	895	4,204

Total stock-based compensation expense	$1,726	$3,780	$7,192

11.	Income Taxes

The components of the Company’s loss before provision for (benefit from) income taxes for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 were as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
	(in thousands)
Domestic	$(116,606)	$(250,863)	$(183,533)

Loss before provision for (benefit from) income taxes	$(116,606)	$(250,863)	$(183,533)

There has historically been no federal or state provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. For the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, the Company recognized no provision related to income taxes.

The differences between the statutory tax rate and the Company’s effective tax rate, expressed as a percentage of loss before provision for (benefit from) income taxes, for the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019 were as follows:

	Nine Months Ended December 31, 2020	Year Ended March 31,
		2020	2019
Statutory federal tax expense rate	21%	21%	21%
State taxes, net of federal benefit	0	0	0
Non-deductible stock-based compensation	(4)	(2)	(2)
Change in Valuation Allowance	(17)	(19)	(19)
Other	0	0	(0)

Effective tax rate	0%	0%	0%

The primary difference between the corporate statutory rate and the Company’s effective tax rate of zero relates to the change in stock-based compensation and the valuation allowance.

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes result from differences in the recognition of revenue and expenses for tax and financial reporting purpose, as well as operating loss and tax credit carryforwards. The components of net deferred tax assets, as of December 31, 2020 and March 31, 2020 consisted of:

	December 31, 2020	March 31, 2020

	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$185,989	$165,161
Accruals and reserves	3,436	4,596
Stock-based compensation	9,919	6,552
Deferred revenue	5,232	5,152
Operating lease liabilities	23,876	23,160
Intangibles	170	75
Other	389	390

Gross deferred tax assets	229,011	205,086
Valuation allowance	(208,331)	(185,249)

Total deferred tax assets	20,680	19,837

Deferred tax liabilities:
Prepaid expenses	(1,414)	(885)
Operating lease right-of-use assets	(16,220)	(15,541)
Property and equipment	(3,046)	(3,411)
Deferred revenue	—	—

Gross deferred tax liabilities	(20,680)	(19,837)

Net deferred taxes	$—	$—

As of December 31, 2020 and March 31, 2020, the Company had $750.9 million of federal and $423.1 million state net operating loss carryforwards and $665.1 million of federal and $381.7 million state net operating loss carryforwards, respectively, available to reduce future taxable income, which will begin to expire in 2026 for federal and 2026 for state tax purposes. As a result of the Tax Cuts and Jobs Act, net operating losses generated after December 31, 2017 have an indefinite life and losses are limited to 80% of taxable income. Included in the $750.9 million carryover losses is $403.2 million of net operating losses with an indefinite life. The Company does not have any federal and state research and development tax credit carryforwards. The change in the valuation allowance in the current year was an increase of $23.1 million primarily related to the increase of current year losses.

The Tax Reform Act of 1986 and similar California legislation impose substantial limitations on the utilization of net operating loss and tax credit carryforwards, if there is a change in ownership as provided by Section 382 of the Internal Revenue Code and similar state provisions. Such a limitation could result in the expiration of the net operating loss carryforwards and tax credits before utilization. The Company performed a study for the period through March 31, 2020 and determined that no ownership change exceeding 50 percentage points had occurred. The Company’s ability to use net operating loss carryforwards to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes in subsequent years.

Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against the Company’s deferred tax assets. The Company determined that, due to the Company’s cumulative tax loss history and the difficulty in forecasting the timing of

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

future revenue, it was necessary to maintain a valuation allowance under ASC 740 to the full amount of the deferred tax asset. The Company determined that it was not more-likely-than-not that the deferred tax asset would be utilized.

The Company complies with ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statement of any uncertain tax positions that have been taken or expected to be taken on a tax return. This pronouncement sets a “more likely than not” criterion for recognizing the tax benefit of uncertain tax positions. The Company does not anticipate any significant changes to unrecognized tax benefits in the next 12 months. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows:

Unrecognized Tax Benefits
(in thousands)
Balance as of March 31, 2018	$234
Decreases in unrecognized tax benefits related to prior year tax positions	—
Increases in unrecognized tax benefits related to current year tax positions	48

Balance as of March 31, 2019	282

Decreases in unrecognized tax benefits related to prior year tax positions	—
Increases in unrecognized tax benefits related to current year tax positions	17

Balance as of March 31, 2020	299

Decreases in unrecognized tax benefits related to prior year tax positions	—
Increases in unrecognized tax benefits related to current year tax positions	10

Balance as of December 31, 2020	$309

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, the Company recognized no interest and penalties associated with the unrecognized tax benefits. There are no tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. If recognized, $0 would affect the Company’s effective tax rate due to its valuation allowance.

The Company files federal, California, and various state income tax returns. Due to the Company’s net operating loss carryforward since inception, all tax years are open for examination.

12.	Net Loss Per Share Attributable to Common Stockholders

The net loss attributable to common stockholders is allocated based on the contractual participation rights of the Class A and Class B common stock. As the liquidation and dividend rights of the Class A and Class B

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

common stock are identical, the net loss attributable to common stockholders is allocated on a proportionate basis, and the resulting net loss per share is identical for Class A and Class B common stock under the two class method.

The diluted net loss per share attributable to common stockholders is calculated by giving effect to all potentially dilutive common stock equivalents during the period. The Company’s redeemable convertible preferred stock, stock options and early exercised stock options are considered to be potential common stock equivalents, but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Net loss attributable to common stockholders is equivalent to net loss for all periods presented.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented:

	Nine Months Ended December 31, 2020		Year Ended March 31,
			2020		2019
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator:
Net loss attributable to common stockholders	$ (24,537)	$ (92,069)	$ (49,094)	$ (201,769)	$ (28,592)	$ (154,941)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	8,732,803	32,765,757	7,525,465	30,928,302	5,371,951	29,110,507

Net loss per share attributable to common stockholders, basic and diluted	$ (2.81)	$ (2.81)	$ (6.52)	$ (6.52)	$ (5.32)	$ (5.32)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows:

	Nine Months Ended December 31,		Year Ended March 31,
	2020		2020		2019
	Class A	Class B	Class A	Class B	Class A	Class B
Conversion of redeemable convertible preferred stock	—	91,198,378	—	86,443,341	—	86,443,341
Outstanding stock options	7,698,151	27,683,092	—	29,817,566	—	28,067,150
Issuance of common stock upon early exercise of options (unvested)	—	5,516,667	—	3,810,417	—	5,285,417

Total	7,698,151	124,398,137	—	120,071,324	—	119,795,908

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Employee Benefit Plan

The Company has a defined contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Participants may contribute up to 75% of their salary up to the statutory prescribed annual limit. During the first nine months of fiscal year 2020 and the twelve months of fiscal year 2019, the Company made matching contributions of $75 per paycheck on a bi-monthly cycle for eligible employees. Beginning January 2020, the Company increased the matching contribution to $95.84 per paycheck on a bi-monthly cycle, for eligible employees, for a maximum contribution of $2,300 per calendar year. During the nine months ended December 31, 2020, and fiscal years ended March 31, 2020 and 2019, the Company recognized expenses related to the 401(k) Plan of $1.2 million, $1.7 million and $0.8 million, respectively.

14.	Related Party Transactions

The CEO exercised unvested options to purchase shares of common stock. For further information, see Note 10, “Equity Incentive Plan”.

As described in Note 3, “Collaborations”, in July 2018, the Company and GSK entered into a collaboration agreement. At that time, GSK also purchased 17,291,066 shares of the Company’s Series F-1 redeemable convertible preferred stock, which resulted in GSK having a greater than 10% voting interest in the Company as of December 31, 2020, and March 31, 2020 and 2019.

15.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 25, 2021, the date at which the consolidated financial statements were available to be issued.

Leases

In January 2021, the Company entered into an operating lease amendment to extend the lease term the South San Francisco, CA office, which resulted in $12.1 million of non-cancellable future minimum lease payments and a revised lease term through January 2025. During the nine months ended December 31, 2020, it became reasonably certain that the Company would exercise the option and the extension was included in its rights of use assets and lease liabilities as of December 31, 2020.

Common Stock

In February 2021, the CEO (who is a related party) exercised an option for 4,808,423 shares of Class B Common Stock for a cash purchase price of $32.6 million. In February 2021, the Board of Directors approved a modification to all three stock option grant agreements of the CEO to accelerate the vesting of all 7,111,979 unvested shares previously purchased by the CEO, which resulted in stock-based compensation expense of $40.4 million related to recognition of the remaining compensation expense associated with these grants.

Merger Agreement

On February 4, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”) and Chrome Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of VGAC (“VGAC Merger Sub”). The Merger

23ANDME, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agreement, as subsequently amended on February 13, 2021 and March 25, 2021 via the First Amendment to the Merger Agreement and the Second Amendment to the Merger Agreement, respectively, provides for, among other things, the following transactions on the closing date: (i) VGAC will become a Delaware corporation (the “Domestication”) and (ii) following the Domestication, VGAC Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of VGAC, which will be renamed 23 and Me Holding Co. (the “Merger”). VGAC will adopt a dual class stock structure with Class A Common Stock, which will have one vote per share, and Class B common stock, which will have 10 votes per share.

In accordance with the terms and subject to the conditions of the Merger Agreement, (i) each share of the Company’s Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of VGAC’s Class A Common Stock, (ii) each share of the Company’s Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of VGAC’s Class B Common Stock, (iii) each share of the Company’s preferred stock will be converted into shares of the Company’s Class B common stock immediately prior to the consummation of the Merger and such shares of the Company’s Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of VGAC’s Class B Common Stock, and (iv) all Company options and restricted stock units, whether vested or unvested, will be assumed by VGAC and converted into comparable options and restricted stock units that are exercisable for or in reference to, respectively, shares of Class A common stock of VGAC, with a value determined in accordance with the Merger Agreement.

ANNEX A	EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VG ACQUISITION CORP.,

CHROME MERGER SUB, INC.,

and

23ANDME, INC.

dated as of February 4, 2021

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

ANNEXES

Annex A—Form of Newco Certificate of Incorporation

Annex B—Form of Newco Bylaws

Annex C—Voting and Support Agreement

A-iv

Annex D—Sponsor Letter Agreement

Annex E—Form of Amended and Restated Registration Rights Agreement

Annex F—Form of Certificate of Merger

Annex G—Form of Incentive Equity Plan

A-v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as it may be amended, restated or otherwise modified from time to time, this “Agreement”), dated as of February 4, 2021, is entered into by and among VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), Chrome Merger Sub, Inc., a Delaware corporation and a wholly owned direct Subsidiary of VGAC (“Merger Sub” and, together with VGAC, the “VGAC Parties”), and 23andMe, Inc., a Delaware corporation (the “Company”). VGAC, Merger Sub and the Company are referred to herein as the “Parties”. Section 1.01 sets forth definitions in respect of certain capitalized terms used in this Agreement, as well as cross-references to capitalized terms defined elsewhere in this Agreement.

RECITALS

WHEREAS, VGAC is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Closing, upon the terms and subject to the conditions of this Agreement, VGAC will domesticate as a Delaware corporation (“Newco”) in accordance with the DGCL and the Cayman Islands Companies Act (the “Domestication”);

WHEREAS, concurrently with the Domestication, VGAC will file a certificate of incorporation (the “Newco Certificate of Incorporation”) with the Secretary of State of Delaware substantially in the form attached as Annex A hereto and adopt bylaws substantially in the form attached as Annex B hereto;

WHEREAS, following the Domestication, upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation and continue its existence under the DGCL;

WHEREAS, the respective boards of directors or equivalent governing bodies of each of the VGAC Parties and the Company have unanimously approved and declared advisable the transactions contemplated by this Agreement (including, as applicable, the Domestication, the Merger and the issuance of Newco Common Stock in connection with the Merger) upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Act and the DGCL, as applicable;

WHEREAS, prior to the Merger, VGAC will provide an opportunity to its shareholders to have their issued and outstanding VGAC Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in the Amended and Restated Memorandum and Articles of Association of VGAC, effective as of October 1, 2020 (as may be amended, restated or otherwise modified from time to time, the “VGAC Governing Document”), in connection with the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to VGAC’s willingness to enter into this Agreement, certain Company Shareholders have entered into a Voting and Support Agreement with VGAC attached as Annex C hereto (the “Voting and Support Agreement”);

WHEREAS, immediately following the effectiveness of the Registration Statement, the Company will obtain the approval of this Agreement by Company Shareholders comprising the Required Company Shareholders pursuant to a written consent in form and substance reasonably acceptable to VGAC (the “Company Shareholder Approval”), and deliver a copy of the Company Shareholder Approval to VGAC;

WHEREAS, concurrently with the execution and delivery of this Agreement, VGAC, Sponsor, the Company, and the other persons named therein and party thereto, have entered into a Sponsor Letter Agreement attached as Annex D hereto (the “Sponsor Letter Agreement”);

WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, VGAC will cause the Registration Rights Agreement, dated October 1, 2020, to be amended and restated in the form of the Amended and Restated Registration Rights Agreement attached as Annex E hereto (the “Amended and Restated Registration Rights Agreement”);

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, the PIPE Investors and VGAC have entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have agreed to purchase an aggregate of 25,000,000 shares of Newco Class A Common Stock at the Reference Price immediately prior to the Effective Time (the “PIPE Financing” and the aggregate amount of the PIPE Financing, the “PIPE Financing Amount”); and

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the VGAC Parties and the Company agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.01.    Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning given to such term in Section 9.10.

“Action” means any claim, action, suit, investigation, litigation, claim (including any crossclaim or counterclaim), assessment, arbitration, charge or proceeding (including any civil, criminal, administrative, arbitral, investigative or appellate proceeding), in each case, that is by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Affiliate Transactions” has the meaning given to such term in Section 5.21(c)(iii).

“Agreement” has the meaning given to such term in the Preamble.

“Amended and Restated Registration Rights Agreement” has the meaning given to such term in the recitals hereto.

“Ancillary Agreements” means the Voting and Support Agreement, the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement, the Letters of Transmittal, the Newco Certificate of Incorporation, the Newco Bylaws and the other agreements, instruments and documents expressly contemplated hereby.

“Announcement 8-K” has the meaning given to such term in Section 9.08.

“Annual Financial Statements” has the meaning given to such term in Section 5.07(a).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, UK Bribery Act and all other applicable anti-corruption laws.

“Anti-Money Laundering Laws” has the meaning given to such term in Section 5.23(e).

“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders, administrative and judicial doctrines and other Applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Appraisal Shares” has the meaning given to such term in Section 4.04.

“Audited Financial Statements” has the meaning given to such term in Section 9.04(c).

“Available Cash” means, as of immediately prior to the Closing, an amount equal to the sum of (i) the amount of cash available to be released from the Trust Account (after giving effect to all payments to be made as a result of the completion of all VGAC Share Redemptions), plus (ii) the net amount of proceeds actually received by VGAC pursuant to the PIPE Financing.

“Business Combination” has the meaning given to such term in the VGAC Governing Document.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Applicable Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.

“Certificate of Merger” has the meaning given to such term in Section 3.01(a).

“Closing” has the meaning given to such term in Section 3.03.

“Closing Date” has the meaning given to such term in Section 3.03.

“Closing Press Release” has the meaning given to such term in Section 9.08.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to such term in the Preamble.

“Company Benefit Plan” has the meaning given to such term in Section 5.15.

“Company Board” means the board of directors of the Company.

“Company Class A Common Stock” means Class A common stock, par value $0.00001 per share, of the Company.

“Company Class B Common Stock” means Class B common stock, par value $0.00001 per share, of the Company.

“Company Class C Common Stock” means Class C common stock, par value $0.00001 per share, of the Company.

“Company Cure Period” has the meaning given to such term in Section 11.01(d).

“Company Designees” has the meaning given to such term in Section 9.06.

“Company Disclosure Schedule” means the confidential disclosure schedule delivered by the Company to VGAC concurrently with the execution and delivery of this Agreement.

“Company IT Systems” means any and all computers, Software, servers, workstations, routers, hubs, switches, racks, PCs, laptops, terminals, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (x) the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company and its Subsidiaries to timely consummate the Closing (including the Merger) on the terms set forth herein or to perform their agreements or covenants hereunder; provided, however, that, in the case of the foregoing clause (x) only, no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, either alone or in combination, shall be deemed to constitute a “Company Material Adverse Effect”, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change in Applicable Laws or GAAP, or regulatory policies or interpretations thereof; (ii) any change in interest rates or economic, financial or market conditions generally; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder), including the impact thereof on relationships with customers, suppliers or employees; provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of this Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect; (iv) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates; (v) any acts of war, sabotage, civil unrest or terrorism, changes in global, national, regional, state or local political or social conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, epidemic or pandemic (including the COVID-19 Pandemic), and any other force majeure event (natural or man-made), or any worsening of any of the foregoing; (vi) the compliance with the express terms of this Agreement, including any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement or otherwise taken at the prior written request of VGAC or omitted to be taken to the extent attributable to VGAC unreasonably withholding its consent pursuant to Section 7.01; or (vii) in and of itself, the failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided that this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect, except in the case of clauses (i), (ii) and (iv), to the extent that any such effect, development, event, occurrence, fact, condition, circumstance or change has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate.

“Company Options” means each outstanding and unexercised option to purchase shares of common stock of the Company issued pursuant to any equity incentive plan sponsored or maintained by the Company, including, without limitation, the 23andMe, Inc. Equity Incentive Plan, whether or not then vested or fully exercisable, granted prior to the Effective Time to any current or former Service Provider of the Company (each such Service Provider, a “Company Optionholder”).

“Company Permits” has the meaning given to such term in Section 5.11(b).

“Company PII” means any and all Personally Identifiable Information that is Processed by or on behalf of the Company or its Subsidiaries in connection with the development, marketing, delivery, servicing, use or other exploitation of the Company’s or its Subsidiaries’ products, services or operations.

“Company Preferred Stock” means (A) Series A preferred stock, par value $0.00001 per share, of the Company, (B) Series B preferred stock, par value $0.00001 per share, of the Company, (C) Series C preferred stock, par value $0.00001 per share, of the Company, (D) Series D preferred stock, par value $0.00001 per share, of the Company, (E) Series E preferred stock, par value $0.00001 per share, of the Company, (F) Series F preferred stock, par value $0.00001 per share, of the Company and (G) Series F-1 preferred stock, par value $0.00001 per share, of the Company.

“Company Privacy Policies” means all current and, to the extent applicable, prior public or internal policies, procedures and representations of the Company or its Subsidiaries to the extent relating to data security or the Processing of Personally Identifiable Information, including the Data Protection Program.

“Company Shareholder Approval” has the meaning given to such term in the recitals hereto.

“Company Shareholders” means the holders of Company Shares.

“Company Shares” means shares of Company Class A Common Stock, shares of Company Class B Common Stock, shares of Company Class C Common Stock and shares of Company Preferred Stock.

“Company Shares Outstanding” means, without duplication, as of immediately before the Effective Time, the sum of: (i) the number of issued and outstanding Company Shares; and (ii) the number of Company Shares issued or issuable upon the exercise of all Vested Company Options.

“Company Voting Agreement” means that certain Eighth Amended and Restated Voting Agreement, dated as of December 9, 2020, by and among the Company and the Company Shareholders party thereto.

“Company Waiving Parties” has the meaning given to such term in Section 12.17.

“Completion 8-K” has the meaning given to such term in Section 9.08.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of December 4, 2020, by and between VGAC and the Company.

“Contracts” means any contract, agreement, subcontract, lease, sublease, license, sublicense, conditional sales contract, purchase or service order, license, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, including any exhibits, annexes, appendices and attachments thereto and any amendments, statements of work, modifications, supplements, extensions or renewals thereto, whether written or oral.

“COVID-19 Pandemic” means the novel coronavirus (SARS-CoV-2 or COVID-19), and any evolutions, mutations or variations thereof or any other related or associated public health condition, emergency, epidemics, pandemics or disease outbreaks.

“Damages” means all fines, losses, damages, liabilities, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).

“Data Protection Program” has the meaning given to such term in Section 5.14(a).

“DGCL” means the Delaware General Corporation Law.

“Domestication” has the meaning given to such term in the Recitals.

“Domestication Effective Time” has the meaning given to such term in Section 2.01.

“Effective Time” has the meaning given to such term in Section 3.03.

“Environmental Laws” means any Applicable Law relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.

“Equity Security” means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any “profits interests”), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing.

“Equity Value” means (i) $3,600,000,000 plus (ii) the aggregate exercise price payable with respect to each Vested Company Option.

“ERISA” has the meaning given to such term in Section 5.15.

“Exchange Act” has the meaning given to such term in Section 6.08.

“Exchange Agent” has the meaning given to such term in Section 4.05(a).

“Exchange Agent Agreement” means an exchange agent agreement in customary form to be entered into between Newco and the Exchange Agent.

“Exchange Pool” has the meaning given to such term in Section 4.05(a).

“Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Equity Value by (ii) the Reference Price.

“Financial Statements” has the meaning given to such term in Section 5.07(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court, arbitral body or tribunal, including any political subdivision thereof, or NYSE or any self-regulatory organization or arbitral body (public or private).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, issued, promulgated, made or entered by or with any Governmental Authority.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government should also be considered “Government Officials.”

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Holders” means all Persons who hold one or more Company Shares as of immediately prior to the Effective Time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Equity Plan” has the meaning given to such term in Section 9.09.

“Indebtedness” has the meaning given to such term in Section 5.07(e).

“Insurance Policy” means all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement.

“Intellectual Property” means any and all intellectual property and similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including all: (i) patents and patent applications (together with any and all re-issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexamination thereof) and all improvements to the inventions disclosed in each such patent and patent application, (ii) trademarks, service marks, trade dress, trade names, service names, brand names, corporate names, logos and any and all other indications of origin, including all goodwill associated therewith, (iii) copyrights, works of authorship, mask work rights and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by applicable Law, regardless of the medium of fixation or means of expression, (iv) Internet domain names and social media identifiers and accounts, (v) trade secrets, know-how (including manufacturing and production processes and research and development information), confidential information, technical data, algorithms, formulae, procedures, protocols, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information), (vi) Software, (vii) databases and data collections, (viii) all registrations, applications (whether provisional, pending or final) to register, and renewals of any of the foregoing, and all common law rights thereto, and (ix) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Intended Tax Treatment” has the meaning given to such term in Section 9.03(a).

“Interim Financial Statements” has the meaning given to such term in Section 5.07(a).

“Interim Period” has the meaning given to such term in Section 7.01.

“Labor Contract” has the meaning given to such term in Section 5.12(a)(v).

“Leakage” means, without duplication, to the extent paid or incurred after the date hereof and prior to the Closing Date, in each case, other than Permitted Leakage: (i) any dividend (whether in the form of cash or other property) or distribution declared, made or paid, by the Company or any Subsidiary of the Company to any Related Party; (ii) any repurchase or redemption of any Equity Securities of the Company or any Subsidiary of the Company, other than any such repurchase or redemption of any Equity Securities by any Subsidiary of the Company of any Equity Securities owned by the Company or any of its Subsidiaries; (iii) any waiver or release (A) in favor of any Related Party of any sum or obligation owing by any such Related Party to the Company or any of its Subsidiaries or (B) of any claims or rights of the Company or any of its Subsidiaries against any such Related Party, in each case, other than as expressly contemplated by this Agreement; (iv) any payments of any nature made to (or assets transferred to) any Related Party by the Company or any of its Subsidiaries; (v) any liabilities assumed or incurred for the benefit of any Related Party by the Company or any of its Subsidiaries, other than as expressly contemplated by this Agreement; (vi) the creation of any Lien over any asset of any Company or any of its Subsidiaries for the benefit of any Related Party (not including any benefit arising by virtue of the Related Party’s Equity Securities in the Company); (vii) any discharge or waiver by the Company or any of its Subsidiaries of any liability or obligation of any Related Party; (viii) any agreement or arrangement made or entered into by the Company or any of its Subsidiaries to do or give effect to any matter referred to in clause (i) through clause (vii) above; or (ix) any Tax which is payable by the Company or any of its Subsidiaries as a result of any of clause (i) through clause (viii) above.

“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.

“Letter of Transmittal” means a letter of transmittal in the Exchange Agent’s customary form and reasonably acceptable in form and substance to each of VGAC and the Company.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, pledge, hypothecation, encumbrance, license, security interest, claim, restriction or other lien or similar adverse claim of any kind in respect of such property or asset.

“Merger” has the meaning given to such term in Section 3.01(b).

“Merger Sub” has the meaning given to such term in the preamble hereto.

“Minimum Cash” means $500,000,000.

“Newco” has the meaning given to such term in the Recitals.

“Newco Board” has the meaning given to such term in Section 9.06.

“Newco Bylaws” has the meaning given to such term in Section 2.02.

“Newco Certificate of Incorporation” has the meaning given to such term in the recitals hereto.

“Newco Class A Common Stock” means Class A common stock of Newco, as set forth in the Newco Certificate of Incorporation.

“Newco Class B Common Stock” means Class B common stock of Newco, as set forth in the Newco Certificate of Incorporation.

“Newco Common Stock” means Newco Class A Common Stock and Newco Class B Common Stock.

“Newco Common Warrant” has the meaning given to such term in Section 2.03(c).

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning given to such term in Section 9.04(b).

“Open Source Software” means Software that (i) is distributed as free Software, open source Software, copyleft Software or similar licensing or distribution models, or (ii) requires as a condition of use, modification or distribution (including under an ASP or “software as a service” model) of such Software that other Software using, incorporating, linking, integrating or distributing or bundling with such Software be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works or (c) redistributable at no charge. “Open Source Software” includes Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) the Apache Software Foundation License, (B) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (C) The Artistic License (e.g., PERL), (D) the Mozilla Public License, (E) the Netscape Public License, (F) the Sun Community Source License (SCSL), (G) the Sun Industry Standards License (SISL), (H) Affero General Public License (AGPL), (I) Common Development and Distribution License (CDDL) or (J) any license or distribution agreements or arrangements now listed as open source licenses on www.opensource.org or any successor website thereof or in the Free Software Directory maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.

“Ordinary Course of Business” means, at any given time, the ordinary and usual course of operations of the business of the Company and its Subsidiaries (as applicable), consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with Applicable Law).

“Owned Intellectual Property” means any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.

“Parties” has the meaning given to such term in the preamble hereto.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Per Share Equity Value” means the quotient obtained by dividing (i) the Equity Value by (ii) the Company Shares Outstanding.

“Per Share Merger Consideration” means (i) other than as provided in clause (ii), with respect to any Company Share that is issued and outstanding immediately prior to the Effective Time, a number of shares of Newco Class A Common Stock equal to the Exchange Ratio and (ii) with respect to any share of Company Class B Common Stock (for the avoidance of doubt including shares of Company Class B Common Stock issued upon conversion of the Company Preferred Stock into Company Class B Common Stock immediately prior to the Effective Time), a number of shares of Newco Class B Common Stock equal to the Exchange Ratio.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Leakage” means (i) any repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries by the Company or any of its Subsidiaries, as applicable, in the Ordinary Course of Business in connection with the termination of employment of any employee of the Company or its Subsidiaries, (ii) any payment by the Company or any of its Subsidiaries to (or on behalf of, or for the benefit of) any Related Party in respect of salary, bonus or other ordinary course compensation, director or manager fees, reimbursement or advancement of expenses, indemnification or other benefits due to such individual in their capacity as an employee, independent contractor or director of the Company or any of its Subsidiaries, together with any employer-paid portion of any employment or payroll Taxes related thereto, in each case, in the Ordinary Course of Business or (iii) any payments made by the Company or any of its Subsidiaries to a Related Party in the Ordinary Course of Business pursuant to any of the Affiliate Transactions.

“Permitted Liens” means (i) statutory or common law mechanics, materialmen, warehousemen, landlords, carriers, repairmen and construction contractors and other similar Liens that arise in the Ordinary Course of Business and which are not yet due and payable or which are being contested in good faith through appropriate Actions, (ii) pledges or deposits incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other social security legislation, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens on real property (including zoning, building, or other similar restrictions, variances, covenants, rights of way, encumbrances, easements, covenants, rights of way and similar restrictions of record and irregularities in title) that do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) statutory, common law and contractual Liens of landlords with respect to leased real property and the rights of lessors under any leases, (vi) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business, (vii) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of the Company, (viii) Liens that do not result in a material liability to the Company and its Subsidiaries or materially interfere with the present use of the assets of the Company or the rights of the Company under its licenses or leases, taken as a whole, and (ix) Liens described on Section 1.01(a) of the Company Disclosure Schedule.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personally Identifiable Information” means any and all (i) information relating to an individual that either contains data elements that identify the individual or that can be used, directly or indirectly, to identify, contact or locate the individual, (ii) information that enables a person to contact the individual (such as information contained in a cookie or electronic device fingerprint) (iii) “personal data” as that or a similar term is defined under any applicable Law and (iv) other information, the Processing of which is regulated by an applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) online identifiers, e-mail addresses social media handles, Internet or Software-based usernames, Internet protocol addresses, cookie identifiers, device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic, (F) individual medical or health information, including protected health information governed by the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder and (G) geolocation information.

“PIPE Financing” has the meaning given to such term in the recitals hereto.

“PIPE Financing Amount” has the meaning given to such term in the recitals hereto.

“PIPE Investors” means those Persons who are participating in the PIPE Financing pursuant (and signatory) to a PIPE Subscription Agreement entered into with VGAC on or prior to the date hereof.

“PIPE Subscription Agreements” has the meaning given to such term in the recitals hereto.

“Pre-Closing VGAC Holders” means the Members (as defined in the VGAC Governing Document) of VGAC at any time prior to the Effective Time.

“Privacy Requirements” means any and all (i) Company Privacy Policies, (ii) Contracts involving the Processing of Personally Identifiable Information, (iii) applicable Laws that apply to the security, privacy or Processing of Personally Identifiable Information or other data, (iv) industry self-regulatory principles applicable to the protection or Processing of Personally Identifiable Information to which the Company or any of its Subsidiaries purport to adhere and (v) binding guidance issued by any Governmental Authority that pertains to any of the applicable Laws or principles outlined in the foregoing clauses (iii) or (iv).

“Process”, “Processed” or “Processing” means, with respect to any data or Personally Identifiable Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personally Identifiable Information.

“Prospectus” has the meaning given to such term in Section 7.04.

“Proxy Statement” has the meaning given to such term in Section 9.04(a).

“Reference Price” means $10.00 per share.

“Registered Intellectual Property” means all registrations and applications for registration included in the Owned Intellectual Property as of the date of this Agreement.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by VGAC under the Securities Act with respect to Newco Common Stock to be issued pursuant to this Agreement.

“Related Party” has the meaning given to such term in Section 5.21.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Required Company Shareholders” means the Company Shareholders described on Section 1.01(b) of the Company Disclosure Schedule.

“Rollover Elected Vested Options” means those Vested Company Options that have been elected by Rollover Eligible Holders to be assumed by VGAC pursuant to the procedures set forth on Section 4.02(a) of the Company Disclosure Letter.

“Rollover Eligible Holders” means those officers of the Company set forth on Section 4.02(a) of the Company Disclosure Letter under the heading “Rollover Eligible Holders”.

“Sanctions” has the meaning given to such term in Section 5.23(d).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning given to such term in Section 6.08(a).

“Section 16” has the meaning given to such term in Section 8.04.

“Section 262” has the meaning given to such term in Section 4.04.

“Securities Act” means the Securities Act of 1933.

“Security Incident” means any incident involving (i) information security breaches, intrusions or failures of the Company IT Systems or (ii) unauthorized access, use, theft, extraction, Processing, transfer, modification, loss, disclosure, corruption, destruction or encryption of Company PII or other data held, in whatever form, by or on behalf of the Company or its Subsidiaries, including where the unauthorized event results from the use of any malicious code (including without limitation viruses, Trojan horses, worms, malware and ransomware), social engineering, unauthorized access to physical premises, loss of devices, disclosure of passwords or otherwise.

“Service Provider” means, as of any relevant time, any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Significant Contract” has the meaning given to such term in Section 5.12(a).

“Signing Press Release” has the meaning given to such term in Section 9.08.

“Software” means any and all (i) computer, mobile, or device software, programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers and assemblers, (ii) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) technology supporting, and the contents and audiovisual displays of, any internet site(s) and (v) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means VG Acquisition Sponsor LLC, a Cayman Islands limited liability company.

“Sponsor Letter Agreement” has the meaning given to such term in the Recitals.

“Subsidiary” means, with respect to a specified Person, a corporation or other entity (i) of which 50% or more of the voting power of the Equity Securities is owned, directly or indirectly, by such specified Person or (ii) with respect to which such specified Person controls the management.

“Surviving Corporation” has the meaning given to such term in Section 3.01(b).

“Surviving Provisions” has the meaning given to such term in Section 11.02.

“Tax” means all federal, state, local, or foreign taxes, fees or levies imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, escheat, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.

“Tax Grant” means any Tax exemption, Tax holiday, reduced Tax rate or other Tax benefit granted by a Taxing Authority with respect to the Company or any of its Subsidiaries that is not generally available without specific application therefor.

“Tax Return” means any return, report, schedule, form, statement, declaration, or document (including any refund claim, information statement, or amendment) required to be filed with or submitted to a Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration, imposition, regulation, enforcement, assessment, determination or collection of any Tax.

“Terminating Company Breach” has the meaning given to such term in Section 11.01(d).

“Terminating VGAC Breach” has the meaning given to such term in Section 11.01(e).

“Termination Date” has the meaning given to such term in Section 11.01(b).

“Top 10 Vendors” has the meaning given to such term in Section 5.22.

“Transaction Proposals” has the meaning given to such term in Section 9.05(a).

“Transfer Tax” means any direct or indirect transfer (including real estate transfer), sales, use, stamp, documentary, registration, conveyance, recording, or other similar Taxes or governmental fees (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the transactions contemplated hereby.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Trust Account” means the account established by VGAC for the benefit of its public shareholders pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 2, 2020, by and between VGAC and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation.

“Vested Company Option” means a vested Company Option (including after giving effect to any acceleration of any unvested Company Options in connection with the consummation of the transactions contemplated hereby on a cash exercise basis).

“VGAC” has the meaning given to such term in the Preamble.

“VGAC Board Recommendation” has the meaning given to such term in Section 6.02(c).

“VGAC Class A Ordinary Shares” means Class A ordinary shares, par value $0.0001 per share, of VGAC.

“VGAC Class B Ordinary Shares” means Class B ordinary shares, par value $0.0001 per share, of VGAC.

“VGAC Common Warrant” means a right to acquire VGAC Ordinary Shares that was included in the units sold as part of VGAC’s initial public offering.

“VGAC Cure Period” has the meaning given to such term in Section 11.01(e).

“VGAC Designee” has the meaning given to such term in Section 9.06.

“VGAC Disclosure Schedule” means the confidential disclosure schedule delivered by VGAC to the Company concurrently with the execution and delivery of this Agreement.

“VGAC Extraordinary General Meeting” has the meaning given to such term in Section 9.05.

“VGAC Financials” has the meaning given to such term in Section 6.08(b).

“VGAC Governing Document” has the meaning given to such term in the Recitals.

“VGAC Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of the VGAC Parties to timely consummate the Closing (including the Merger) on the terms set forth herein or to perform their agreements or covenants hereunder.

“VGAC Material Contract” has the meaning given to such term in Section 6.14.

“VGAC Ordinary Shares” means VGAC Class A Ordinary Shares and VGAC Class B Ordinary Shares.

“VGAC Share Redemption” means the election of an eligible (as determined in accordance with the VGAC Governing Document) Pre-Closing VGAC Holder to exercise its VGAC Shareholder Redemption Right in connection with the consummation of the transactions contemplated by this Agreement.

“VGAC Shareholder Approval” means the approval of the Transaction Proposals (other than the Transaction Proposal contemplated by clause (ix) of the definition thereof), in each case, by at least two-thirds of votes cast by the holders of VGAC Ordinary Shares at the VGAC Extraordinary General Meeting, or such other standard as may be applicable to a specific Transaction Proposal, in accordance with the Proxy Statement and the VGAC Governing Document.

“VGAC Shareholder Redemption Right” means the right to elect an IPO Redemption, as such term is defined in Section 49.5 of the VGAC Governing Document.

“VGAC Sponsor Warrant” means a right to acquire VGAC Ordinary Shares that was issued to Sponsor in a private placement as part of VGAC’s initial public offering.

“VGAC Warrants” means VGAC Common Warrants and VGAC Sponsor Warrants.

“Voting and Support Agreement” has the meaning given to such term in the recitals hereto.

“WARN” has the meaning given to such term in Section 5.16(b).

Section 1.02.    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural form also include the plural or singular form, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes and Appendices hereto) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section” and “Annex” refer to the specified Article, Section or Annex of or to this Agreement unless otherwise specified, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation” whether or not they are in fact followed by such phrase or phrases or words of like import, (vii) the word “or” shall be disjunctive but not exclusive and (viii) references to anything having been “provided”, “made available” or “delivered” (or any other similar references) to any of the VGAC Parties means the relevant item has been posted in the electronic data site maintained by or on behalf of the Company in a location accessible to the VGAC Parties no later than 8:00 p.m. on the day immediately prior to the date hereof.

(b)    All Annexes or Schedules (including the Company Disclosure Schedule and the VGAC Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term(s) used in any Annex or Schedule (including the Company Disclosure Schedule and the VGAC Disclosure Schedule) annexed hereto or referred to herein but not otherwise defined therein shall have the meaning ascribed to such term(s) in this Agreement.

(c)    Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; provided that, with respect to any agreement or other document identified in the Company Disclosure Schedule or the VGAC Disclosure Schedule, such amendment or other modification thereto is also identified in the Company Disclosure Schedule or the VGAC Disclosure Schedule, respectively.

(d)    Unless the context of this Agreement otherwise requires, references to any statute, law or other Applicable Law shall include all regulations and rules promulgated thereunder and references to any statute, law or other Applicable Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)    References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(f)    The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. The Parties acknowledge that each Party and its counsel has reviewed and participated in the drafting of this Agreement and that no rule of strict construction, presumption or burden of proof favoring or disfavoring a Party shall be applied against any Party.

(g)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, (i) any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York and (ii) references from or through any date mean, unless otherwise specified, from and including or through and including, such date, respectively.

(h)    The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i)    The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in visible form.

(j)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k)    All monetary figures used herein, including references to “$,” shall be in United States dollars unless otherwise specified.

Section 1.03.    Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, the individuals listed on Section 1.03 of the Company Disclosure Schedule and (b) in the case of VGAC, Josh Bayliss and Evan Lovell.

ARTICLE 2

DOMESTICATION

Section 2.01.    Domestication. Subject to receipt of the VGAC Shareholder Approval, prior to the Effective Time, VGAC shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Certificate of Incorporation of Newco in substantially the form attached as Annex A hereto, in each case, in accordance with the provisions thereof and Applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies. The Domestication shall become effective at the time when the Certificate of Domestication has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by VGAC and the Company in writing and specified in the Certificate of Domestication (the “Domestication Effective Time”).

Section 2.02.    Bylaws of VGAC. VGAC shall take all actions necessary so that, at the Domestication Effective Time, the bylaws of Newco shall be substantially in the form attached as Annex B hereto (the “Newco Bylaws”).

Section 2.03.    Effects of the Domestication on the Share Capital of VGAC. At the Domestication Effective Time, by virtue of the Domestication and without any action on the part of the VGAC Parties or any holder of VGAC Ordinary Shares or VGAC Warrants:

(a)    each then issued and outstanding VGAC Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Newco Class A Common Stock;

(b)    each then issued and outstanding VGAC Class B Ordinary Share will convert automatically, on a one-for-one basis, into one share of Newco Class A Common Stock;

(c)    each then issued and outstanding VGAC Common Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Newco Class A Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted VGAC Common Warrant (a “Newco Common Warrant”); and

(d)    each then issued and outstanding VGAC Sponsor Warrant will convert automatically, on a one-for-one basis, into a Newco Common Warrant, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted VGAC Sponsor Warrant.

ARTICLE 3

MERGER; CLOSING

Section 3.01.    Merger.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, with the Company being the surviving corporation (the “Merger”). The Merger shall be evidenced by a Certificate of Merger filed by Merger Sub and the Company with the Secretary of State of the State of Delaware in substantially the form attached as Annex F hereto (the “Certificate of Merger”).

(b)    Upon consummation of the Merger at the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (the “Surviving Corporation”), shall continue its corporate existence under the DGCL.

Section 3.02.    Effects of the Merger. From and after the Effective Time, the effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Merger Sub and the Company, all as provided under the DGCL.

Section 3.03.    Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017, commencing at 10:00 a.m. (New York time) on the date which is three Business Days after the date on which all conditions set forth in Article 10 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as VGAC and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article 10, the VGAC Parties and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL on the Closing Date. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by VGAC and the Company in writing and specified in the Certificate of Merger, but in any event not prior to the Domestication Effective Time (the “Effective Time”).

Section 3.04.    Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or any other Person, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall become the certificate of incorporation of the Surviving Corporation and shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL, except that the name of the Company reflected therein shall be “23andMe, Inc.” At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or any other Person, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation and shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation and under the DGCL.

Section 3.05.    Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of the Company as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation (and all directors of Merger Sub immediately prior to the Effective Time shall be removed as of the Effective Time), each to hold office in accordance with the bylaws of the Surviving Corporation until the earlier of his or her resignation or removal or he or she otherwise ceases to be a director or until his or her respective successor is duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective

Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the bylaws of the Surviving Corporation until the earlier of his or her resignation or removal or he or she otherwise ceases to be an officer or until his or her respective successor is duly elected and qualified, as the case may be.

ARTICLE 4

EFFECTS OF THE MERGER ON THE COMPANY SHARES; CLOSING DELIVERIES

Section 4.01.    Conversion of Company Shares. The solicitation by the Company of the Company Shareholder Approval shall include the solicitation of the affirmative vote or written consent to the voluntary conversion of the Company Preferred Stock into shares of Company Class B Common Stock from such holders of Company Preferred Stock as is necessary for the Company Preferred Stock to be automatically converted into shares of Company Class B Common Stock effective as of immediately prior to the Effective Time. At the Effective Time (and, for the avoidance of doubt, following the consummation of the Domestication), by virtue of the Merger and without any action on the part of the VGAC Parties, the Company, any Company Shareholder or any other Person, and subject to Section 4.04 with respect to Appraisal Shares, each Company Share that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the applicable Per Share Merger Consideration. As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Company Shares shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.01.

Section 4.02.    Treatment of Company Options.

(a)    At the Effective Time, all of the Vested Company Options (other than Rollover Elected Vested Options) outstanding and unexercised immediately prior to the Effective Time will, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be deemed exercised and converted into the right to receive Newco Class A Common Stock, and the applicable number of shares of Newco Class A Common Stock (with fractional shares of a Company Optionholder aggregated and rounded down to the nearest whole share) shall be determined by finding the quotient of (i) (A) the number of shares of Company Class A Common Stock underlying the vested portion of the Company Option, multiplied by (B) (x) the Per Share Equity Value less (y) the per share exercise price of such Company Option minus (C) the applicable withholding taxes relating to the deemed exercise of such Vested Company Option divided by (ii) the Reference Price. As of the Effective Time, all Vested Company Options (other than Rollover Elected Vested Options) shall no longer be outstanding and each holder of Vested Company Options shall cease to have any rights with respect to such Vested Company Options that are not Rollover Elected Vested Options, except as set forth in this Section 4.02(a). Procedures and methodologies for determining Rollover Elected Vested Options and the treatment thereof are set forth on Section 4.02(a) of the Company Disclosure Letter.

(b)    At the Effective Time, all of the unvested Company Options and all of the Rollover Elected Vested Options outstanding and unexercised immediately prior to the Effective Time, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, will be assumed by VGAC, and each such Company Option shall be converted into a stock option (each, a “Converted Option”) to purchase shares of Newco Class A Common Stock. Each such Converted Option as so assumed and converted shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the Effective Time (including vesting (if applicable), expiration date and exercise provisions), except that, as of the Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of Newco Class A Common Stock determined by multiplying the number of Company Shares subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided, that the exercise price and the number of shares of Newco Class A Common Stock purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Newco Class A Common Stock purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code. As of the Effective Time, all unvested Company Options and Rollover Elected Vested Options shall no longer be outstanding and each holder of Converted Options shall cease to have any rights with respect to such unvested Company Options and Rollover Elected Vested Options, except as set forth in this Section 4.02(b).

(c)    Prior to the Effective Time, the Company shall deliver to each Company Optionholder a notice setting forth the effect of the Merger on such Company Optionholder’s Company Options and describing the treatment of such Company Options in accordance with this Section 4.02.

Section 4.03.    Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the VGAC Parties, the Company or any other Person, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 4.04.    Appraisal Shares.

(a)    Notwithstanding anything in this Agreement to the contrary, any Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and has properly demanded appraisal of such shares in connection with the Merger pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262” and such shares, “Appraisal Shares”) shall not be converted into the right to receive the consideration contemplated to be payable in respect thereof by this Article 4, and instead, such Appraisal Shares shall automatically be cancelled and shall cease to exist and the holders of such Appraisal Shares shall cease to have any rights with respect thereto except such rights as may be granted to such holders pursuant to Section 262; provided that if any holder of Appraisal Shares shall, as of the Effective Time, fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the consideration contemplated to be payable in respect thereof by this Article 4. From and after the Effective Time, Appraisal Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Appraisal Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation.

(b)    The Company shall provide prompt notice to VGAC of any demand, or any notices of intent to make demand, for appraisal of any Company Shares, withdrawals of such demands and any other instruments served pursuant to Section 262, in each case, received by the Company. VGAC shall have the right and opportunity to participate in all negotiations and Actions with respect to any demand or threatened demand for appraisal of any Company Shares in connection with the Merger, including those that take place prior to the Effective Time, and any other Action brought against the Company (or any of its directors, officers or employees (in their capacities as such)) by a current or former Company Shareholder related to the transactions contemplated hereby, and the Company shall not settle any such Action without VGAC’s prior written consent.

(c)    Notwithstanding anything to the contrary herein, the Per Share Merger Consideration deposited with the Exchange Agent pursuant hereto in respect of any Appraisal Shares shall be returned to Newco (or one of its designated Affiliates) upon its written demand, which demand may be made by Newco at any time after the date that is 180 days after the Effective Time, and no Company Shareholder shall be entitled to such Per Share Merger Consideration; provided that the holders of the applicable Appraisal Shares have not previously withdrawn or lost appraisal rights under the DGCL.

Section 4.05.    Exchange Pool; Letter of Transmittal.

(a)    Immediately prior to or at the Effective Time, VGAC shall deposit, or cause to be deposited, with an exchange agent selected by the Company and reasonably acceptable to VGAC (the “Exchange Agent”) evidence in book-entry form of shares of Newco Common Stock representing the number of shares of Newco Common Stock sufficient to deliver the aggregate Per Share Merger Consideration (the “Exchange Pool”).

(b)    Within two Business Days following the initial filing of the Registration Statement, the Company or the Exchange Agent shall mail or otherwise deliver to each Holder (to the extent not previously so delivered) a Letter of Transmittal, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of a completed and duly executed Letter of Transmittal to the Exchange Agent but in no event prior to the Effective Time. No Holder shall be entitled to receive the Per Share Merger Consideration unless such Holder has delivered a completed and duly executed Letter of Transmittal to the Exchange Agent (which, for the avoidance of doubt, shall include written notice of the lock-up provisions set forth in the Newco Bylaws applicable to the Newco Common Stock comprising the Per Share Merger Consideration). Each Holder that has not delivered a completed and duly executed Letter of Transmittal to the Exchange Agent at or prior to the Effective Time, upon delivery of a completed and duly executed Letter of Transmittal to the Exchange Agent after the Effective Time, shall be entitled to receive from the Exchange Agent the Per Share Merger Consideration to which such Holder is entitled pursuant to Section 4.01. With respect to any Holder of Company Shares that delivers a completed and duly executed Letter of Transmittal to the Exchange Agent at or prior to the Effective Time, VGAC shall instruct the Exchange Agent to pay such Holder the Per Share Merger Consideration to which such Holder is entitled pursuant to Section 4.01 at or promptly after the Closing. From and after the Effective Time, all previous Holders of Company Shares shall cease to have any rights as Holders other than the right to receive the Per Share Merger Consideration to which such Holder is entitled pursuant to Section 4.01 upon the delivery of a completed and duly executed Letter of Transmittal to the Exchange Agent, without interest. From and after the Effective Time, there shall be no further registration of transfers of Company Shares on the transfer books of the Surviving Corporation.

(c)    Notwithstanding anything to the contrary contained herein, no fraction of a share of Newco Common Stock will be issued by virtue of this Agreement or the transactions contemplated hereby, and unless otherwise specifically provided in this Agreement, each Person who would otherwise be entitled to a fraction of a share of Newco Common Stock (after aggregating all shares of Newco Common Stock to which such Person otherwise would be entitled) shall instead have the number of shares of Newco Common Stock issued to such Person rounded up to the nearest whole share of Newco Common Stock.

Section 4.06.    Closing Deliverables.

(a)    At or prior to the Closing, the Company shall deliver or cause to be delivered:

(i)    the Amended and Restated Registration Rights Agreement, duly executed by the respective Holders party thereto;

(ii)    a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled; and

(iii)    a certification satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), that the Company is not, nor has it been within the period described in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and an accompanying notice to the Internal Revenue Service satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2); provided that if the Company fails to deliver such certificate, the transactions shall nonetheless be able to close and Newco shall be entitled to withhold from any consideration paid pursuant to this Agreement the amount required to be withheld under Section 1445 of the Code.

(b)    At or prior to the Closing, Newco shall deliver or cause to be delivered:

(i)    the Amended and Restated Registration Rights Agreement, duly executed by Sponsor and Newco;

(ii)    a certificate signed by an officer of Newco, dated the Closing Date, certifying that the conditions specified in Section 10.03(a), Section 10.03(b), Section 10.03(c) and Section 10.03(e) have been fulfilled; and

(iii)    resignations, effective as of the Effective Time, from each officer and director of each VGAC Party.

Section 4.07.    Exchange Agent. Promptly following the earlier of (i) the date on which the entire Exchange Pool has been disbursed and (ii) the date which is 12 months after the Effective Time, Newco shall instruct the Exchange Agent to deliver to Newco any remaining portion of the Exchange Pool, Letters of Transmittal and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder may look only to Newco (subject to applicable abandoned property, escheat or other similar Applicable Laws), as general creditors thereof, for satisfaction of such Holder’s claim for the Per Share Merger Consideration that such Holder may have the right to receive pursuant to this Article 4 without any interest thereon.

Section 4.08.    No Liability; Withholding.

(a)    None of VGAC, Newco, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any portion of the Per Share Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Notwithstanding any other provision of this Agreement, any portion of the Per Share Merger Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(b)    Each of VGAC, Newco, the Surviving Corporation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any Applicable Law. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with Applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule (subject to Section 12.14), the Company represents and warrants to the VGAC Parties as of the date hereof and as of the Closing Date as follows:

Section 5.01.    Corporate Existence and Power.

(a)    The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)    A true and complete copy of the certificate of incorporation of the Company, certified by the Secretary of State of the State of Delaware, and a true and correct copy of the bylaws of the Company have, in each case, been made available by the Company to VGAC and each is in full force and effect and the Company is not in violation of any of the provisions thereof.

(c)    The Company is duly licensed or qualified and, where applicable, in good standing as a foreign corporation in each jurisdiction in which the ownership or lease of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.02.    Corporate Authorization.

(a)    The Company has all requisite corporate or similar organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, to perform its obligations hereunder and thereunder, and (subject to the approvals described in Section 5.03) to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company Board and, except for the Company Shareholder Approval, no other corporate or similar organizational action on the part of the Company or any of its Subsidiaries or any holders of any Equity Securities of the Company or any of its Subsidiaries is necessary to authorize the execution and delivery by the Company of this Agreement or the Ancillary Agreements to which the Company is (or is specified to be) a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which the Company is (or is specified to be) a party, when executed and delivered by the Company, will be duly and validly executed and delivered by the Company, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    The Company Board has unanimously (i) approved this Agreement, the Merger and the transactions contemplated by this Agreement, (ii) determined that this Agreement, the Merger and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Holders, (iii) directed that the adoption of this Agreement be submitted for approval by the Company Shareholders and (iv) resolved to recommend that the Company Shareholders approve this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 5.03.    Governmental Authorizations; Consents. No consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party or the consummation of the transactions contemplated hereby and thereby, except for (a) applicable requirements of the HSR Act or foreign Antitrust Laws, (b) the filing of the Certificate of Merger in accordance with the DGCL and (c) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.04.    Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is (or is specified to be) a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or violate any provision of, or result in the breach of, any Applicable Law, (b) contravene, conflict with, or violate any provision of, or result in the breach of, the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (c) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.03, conflict with, violate or result in a breach of any term, condition or provision of any Significant Contract, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any Significant Contract, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in the case of clauses (a), (c) and (d) above, to the extent that the occurrence of any of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.05.    Subsidiaries. The sole Subsidiary of the Company is set forth on Section 5.05 of the Company Disclosure Schedule. The outstanding Equity Securities of the Company’s Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. The Company owns of record and beneficially all the issued and outstanding Equity Securities of such Subsidiary free and clear of any Liens other than Permitted Liens. Such Subsidiary is in the process of being liquidated and has no assets or operations other than those associated with its dissolution and winding-up.

Section 5.06.    Capitalization.

(a)    All of the issued and outstanding Company Shares have been duly authorized and validly issued in accordance with all Applicable Laws, including all applicable federal securities laws, and the organizational documents of the Company, and are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Company Shares), other than generally applicable transfer restrictions imposed by applicable securities laws. Section 5.06(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of January 30, 2021, of the issued and outstanding Company Shares, and the holders thereof. Other than the Company Shares shown on Section 5.06(a) of the Company Disclosure Schedule, Company Shares issued upon the exercise of Company Options after January 30, 2021, and the Company Shares issued upon the conversion of the Company Preferred Stock into shares of Company Class B Common Stock immediately prior to the Effective Time, there are no other issued or outstanding Equity Securities of the Company.

(b)    The Company has made available to VGAC a true, correct and complete list, as of January 30, 2021, of all of the Company Options that are authorized, issued or outstanding and the holders of such Company Options, the applicable exercise price, vesting schedule, grant date and expiration date. Other than the Company Options and as described in Section 5.06(a), there are no Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of the Company or any Subsidiary of the Company may vote. Each Company Option was granted with a per share exercise price that was no less than the fair market value of a Company Share on the date of grant and in accordance with, or pursuant to compliant reliance on an exemption from, applicable securities law. None of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of the Company or any Subsidiary of the Company. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding Equity Securities of the Company or any Subsidiary of the Company.

Section 5.07.    Financial Statements.

(a)    The Company has made available to VGAC true and complete copies of (i) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2020 and March 31, 2019, and the unaudited consolidated statements of operations and comprehensive loss of the Company and its Subsidiaries for the twelve months ended March 31, 2020 and March 31, 2019 (the “Annual Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020, and the unaudited consolidated statement of operations and comprehensive loss of the Company and its Subsidiaries for the nine months ended December 31, 2020 (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements present and, when delivered pursuant to Section 9.04(c), the Audited Financial Statements will present fairly, in all material respects, the consolidated financial position, results of operations, and changes in members’ equity and cash flow of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements or Audited Financial Statements, as applicable, in conformity with GAAP consistently applied throughout the period indicated (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items required by GAAP and for normal and recurring year-end adjustments that are not material).

(b)    The Audited Financial Statements, when issued, will have been audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

(c)    To the knowledge of the Company, the systems of internal accounting controls maintained by the Company and its Subsidiaries are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.

(d)    Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e)    As of the date hereof, the Company and its Subsidiaries do not have any (i) indebtedness, whether or not contingent, for borrowed money, or (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument (collectively, “Indebtedness”).

Section 5.08.    Undisclosed Liabilities. There is no liability, debt or obligation of the Company or any of its Subsidiaries (x) required to be set forth on a balance sheet of the Company in accordance with GAAP or (y) that is, to the knowledge of the Company, material, in each case except for liabilities, debts and obligations (a) as (and to the extent) reflected or reserved for on the balance sheet of the Company included in the Interim Financial Statements, (b) that have arisen since March 31, 2020 in the Ordinary Course of Business (none of which results from, arises out of or was caused by any tortious conduct, breach of Contract, infringement or violation of Applicable Law) or (c) incurred in connection with the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has applied for or received any loan under the Paycheck Protection Program under the CARES Act.

Section 5.09.    Absence of Changes.

(a)    Since December 31, 2020 through the date hereof, there has not been any Company Material Adverse Effect.

(b)    Since December 31, 2020, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the Ordinary Course of Business and (ii) have not taken any action (or failed to take any action) that would violate Section 7.01 if such action had been taken (or failed to be taken) after the date of this Agreement.

Section 5.10.    Litigation and Proceedings. Since January 1, 2018, there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, Actions against the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the knowledge of the Company, any of their respective directors or employees, in their capacity as such except, in each case, (i) for routine claims for benefits in the Ordinary Course of Business with respect to Company Benefit Plans and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2018, neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary, has been subject to any Governmental Order.

Section 5.11.    Compliance with Laws; Permits.

(a)    The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Applicable Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2018, (i) none of the Company or any of its Subsidiaries has been subjected to, or received any notification from, any Governmental Authority of a material violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged material violation of any Applicable Law, (ii) to the knowledge of the Company, no claims have been filed against the Company or any of its Subsidiaries with any Governmental Authority alleging any material failure by the Company or any of its Subsidiaries to comply with any Applicable Law, and (iii) none of the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Applicable Law.

(b)    The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, (i) each Company Permit is in full force and effect in accordance with its terms, (ii) no outstanding written or, to the knowledge of the Company, oral notice of revocation, cancellation or termination of any Company Permit has been received by the Company or any of its Subsidiaries, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Company Permit, and (iv) each of the Company and each of its Subsidiaries is, and has been since January 1, 2018, in compliance with all material Company Permits applicable to the Company or such Subsidiary, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not cause the revocation, modification or cancellation of any Company Permits, except for any such revocation, modification or cancellation that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.12.    Significant Contracts.

(a)    Section 5.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party or is bound by falling within the following categories and existing as of the date hereof (each Contract required to be listed on Section 5.12(a) of the Company Disclosure Schedule and, as of the Closing, any other Contract in existence that would have been required to be disclosed pursuant to Section 5.12(a) if in existence on the date hereof, a “Significant Contract”):

(i)    any Contract, the performance of which involves payments (A) by the Company or its Subsidiaries in the aggregate in excess of $2,000,000 during calendar year 2020 or that would reasonably be expected to be in excess of $2,000,000 during calendar year 2021 or (B) to the Company or its Subsidiaries in the aggregate in excess of $2,000,000 during calendar year 2020 or that would reasonably be expected to be in excess of $2,000,000 during calendar year 2021 (other than purchase or service orders accepted, confirmed or entered into in the Ordinary Course of Business);

(ii)    any Contract for the voting of Equity Securities of the Company or any of its Subsidiaries;

(iii)    any Contract with a Top 10 Vendor (other than purchase or service orders accepted, confirmed or entered into in the Ordinary Course of Business);

(iv)    each employment Contract with any employee of the Company or one of its Subsidiaries that provides for annual base compensation in excess of  $300,000;

(v)    each collective bargaining Contract (a “Labor Contract”);

(vi)    any Contract in respect of Leased Real Property;

(vii)    (A) any material Contract under which the Company or any of its Subsidiaries grants to a third party any right, license or covenant not to sue with respect to any Intellectual Property, other than non-exclusive licenses granted in the Ordinary Course of Business, or (B) any Contract pursuant to which the Company or any of its Subsidiaries obtains any right, license or covenant not to sue from a third party with respect to any material Intellectual Property, other than non-exclusive licenses of commercial off-the-shelf Software that are available to the public generally, with annual license, maintenance, support and other fees of less than $150,000;

(viii)    any Contract that (A)(1) contains a covenant not to compete in any line of business or solicit persons for employment (other than non-disclosure agreements and confidentiality agreements entered into in the Ordinary Course of Business), (2) grants exclusive or preferential rights or “most favored nations” status to any person, or (3) obligates the Company or any of its Subsidiaries to purchase or obtain a minimum or specified amount of any product or service in excess of  $1,000,000 in the aggregate during any calendar year, in each case that is applicable to the Company or any of its Subsidiaries or (B) prohibits the Company or any of its Subsidiaries from soliciting any customers or strategic partners;

(ix)    any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for money borrowed (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any indebtedness for money borrowed, (C) extended credit to any Person (other than pursuant to Contracts (i) involving immaterial advances made to an employee of the Company or any of its Subsidiaries or (ii) for goods and services, in each case in the Ordinary Course of Business) or (D) granted a material performance bond, letter of credit or any other similar instrument, in each case, in excess of $150,000;

(x)    any Contract with any Governmental Authority;

(xi)    each Contract with a Related Party (other than Company Benefit Plans or Contracts for compensation for services performed by a Related Party as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business);

(xii)    each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the making of payments by the Surviving Corporation and its Subsidiaries after the Closing Date;

(xiii)    any Contract establishing any joint venture, strategic alliance, partnership or other material collaboration;

(xiv)    any Contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any ongoing obligations (either monetary or non-monetary); and

(xv)    any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any properties, assets or businesses of the Company or any of its Subsidiaries.

(b)    True and correct copies of each Significant Contract as of the date hereof have been delivered to or made available to VGAC. Each Significant Contract is in full force and effect and represents the legal, valid and binding obligations of the Company, and to the knowledge of the Company the other parties thereto, and is enforceable against the Company, and to the knowledge of the Company against the other parties thereto, in accordance with its terms and conditions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Significant Contract is in breach of or in default under such Significant Contract. Neither the Company nor any of its Subsidiaries has received any written claim or notice of any material breach of or default under any Significant Contract, and, to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any Significant Contract by the Company or any Subsidiary of the Company party thereto or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). No party to any Significant Contract has exercised termination rights with respect thereto or has indicated in writing that it intends to terminate or materially modify its relationship with the Company or any of its Subsidiaries.

Section 5.13.    Intellectual Property.

(a)    Section 5.13(a) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all Registered Intellectual Property, including as to each such item, as applicable, (i) the current owner or registrant, (ii) the jurisdiction where the application, registration or issuance is filed, (iii) the application, registration or issue number and (iv) the application, registration or issue date. Each item of Registered Intellectual Property in all material respects (A) has not been abandoned, canceled or adjudged invalid or unenforceable in whole or in part, (B) has been maintained effective by all requisite filings, renewals and payments and (C) is subsisting and in full force and effect and, to the Company’s knowledge, valid and enforceable.

(b)    The Company and its Subsidiaries (i) solely and exclusively own all Owned Intellectual Property and (ii) hold all right, title and interest in and to all Owned Intellectual Property and Licensed Intellectual Property free and clear of all Liens (other than any Permitted Liens).

(c)    The Company and its Subsidiaries use commercially reasonable efforts in accordance with normal industry practice to maintain, enforce and protect the confidentiality of all Intellectual Property owned by the Company and its Subsidiaries the value of which to their business is contingent upon maintaining the confidentiality thereof, including maintaining policies requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such Intellectual Property. There has been no disclosure by the Company or any of its Subsidiaries to third parties of any material trade secrets or confidential information owned by the Company other than under written confidentiality agreements.

(d)    The Company and its Subsidiaries own or have a valid right to use any and all Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the business of the Company and its Subsidiaries as currently conducted, and the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not result in the loss, alteration, encumbrance, termination, or impairment of any Owned Intellectual Property or any Licensed Intellectual Property, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e)    To the knowledge of the Company, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company, its Subsidiaries, and the conduct of their business is not infringing, misappropriating or otherwise violating any third party’s Intellectual Property rights. No Action is pending, or to the knowledge of the Company, since January 1, 2018, has been threatened in writing against the Company or any of its Subsidiaries (i) alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries or (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property or Licensed Intellectual Property, in each instance that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Owned Intellectual Property or Licensed Intellectual Property in any material respect.

(f)    No funding, facilities, personnel or resources of any Governmental Authority or any university, college, research institute or other educational institution was used in the development of any material Owned Intellectual Property, except for any such finding or use of facilities or personnel that has not resulted in such Governmental Authority or institution obtaining ownership or other exclusive rights to such Owned Intellectual Property.

(g)    All current and former employees, independent contractors and consultants who contributed to the discovery, creation or development of any Owned Intellectual Property for or on behalf of the Company or any of its Subsidiaries have transferred all of their rights, title and interest in and to such Owned Intellectual Property to the Company pursuant to binding written agreements containing present-tense assignment language. No such employee, independent contractor or consultant has asserted in writing any right, license, claim or interest whatsoever in or with respect to any such Owned Intellectual Property.

(h)    The use of Open Source Software by the Company and its Subsidiaries and in the operation of their businesses, including the use and distribution of products and services by or on behalf of the Company and its Subsidiaries, is in compliance with the terms and conditions of all applicable licenses for such Open Source Software. None of the Software included in the Owned Intellectual Property or otherwise distributed by the Company contains any Software that is licensed under any terms or conditions that require, as a condition to the use, modification or distribution of such Open Source Software, that any such Software included in the Owned Intellectual Property be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

(i)    The Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available (other than pursuant to written and binding confidentiality agreements), and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies any Owned Intellectual Property to any Person. To the Company’s knowledge, there are no viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful, malicious or hidden programs in any such Software.

(j)    The Company IT Systems operate and perform in a manner that, in all material respects, permits the Company and its Subsidiaries to conduct their business as currently conducted. The Company and its Subsidiaries have in place commercially reasonable measures, consistent with current industry standards, designed to protect the confidentiality, integrity and security of the Company IT Systems, and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption, and such measures include commercially reasonable security protocol technologies, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, (iii) business continuity procedures and (iv) encryption and other security protocol technology.

Section 5.14.    Data Privacy and Security.

(a)    The Company and its Subsidiaries have developed, implemented and maintained a written data protection, data privacy and cybersecurity program (the “Data Protection Program”) that is in compliance in all material respects with all Privacy Requirements. To the knowledge of the Company, the Company and its Subsidiaries have not experienced any Security Incident that (i) was material or (ii) otherwise in respect of which the Privacy Requirements would require or recommend the Company or its Subsidiaries notify any Person or Governmental Authority, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2018, no Person has claimed any compensation or damages from the Company or any of its Subsidiaries, or has brought or, to the knowledge of the Company, threatened in writing to bring any Action against the Company or any of its Subsidiaries in relation to any actual or alleged Security Incident or otherwise for or arising as a result of any actual or alleged violation, breach or other non-compliance with or of any Privacy Requirement in each instance that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)    The Company and its Subsidiaries have at all times complied in all material respects with all Privacy Requirements with respect to the Processing of Personally Identifiable Information and other data, including (i) providing adequate notice and obtaining any necessary consents from customers required for the Processing of the Company PII as conducted by or on behalf of the Company or any of its Subsidiaries and (ii) abiding by any privacy choices (including opt-outs, do-not-calls or similar choices) of end users relating to Personally Identifiable Information. The Company and its Subsidiaries are not, and since January 1, 2018, have not been, subject to a Governmental Order of, or have received a written notice from, a Governmental Authority regarding actual or alleged non-compliance with or violation of any Privacy Requirement. The Company and its Subsidiaries have taken commercially reasonable steps to ensure the reliability of their employees, representatives, consultants, contractors and agents that have access to Company PII, to train such individuals on all applicable Privacy Requirements and to ensure that all such employees, representatives, consultants, contractors and agents with the right to access such Company PII are under written obligations of confidentiality with respect to such Company PII, in each case in all material respects.

(c)    To the knowledge of the Company, each of the Company’s and its Subsidiaries’ third-party data suppliers, vendors, and partners that Process any Company PII or other Personally Identifiable Information on behalf of the Company or its Subsidiaries are in compliance in all material respects with the Privacy Requirements and there have been no unauthorized or illegal Processing, or other breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a breach, violation or default) by any such supplier, vendor or other partner of any Privacy Requirements.

(d)    To the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not breach any Privacy Requirements in any material respect.

Section 5.15.    Company Benefit Plans.

(a)    Section 5.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan. A “Company Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all other employee compensation and benefit contracts, plans, policies, programs, or arrangements, and each other equity or equity-based compensation, severance, retention, employment, change-of-control, bonus, incentive, deferred compensation, retirement, pension, profit-sharing, vacation, disability, medical (including any self-insured arrangement), dental, vision, disability or sick leave benefits, post-retirement medical or life insurance, health, welfare, prescription, or other fringe or employee benefit plan, agreement, program, policy, or arrangement (other than offer letters for at-will employment without an obligation for severance or guaranteed bonus or similar payment), in each case whether written or unwritten (i) that is maintained, sponsored, or contributed to (or required to be contributed to) by the

Company or any of its Affiliates for the benefit of any current or former Service Provider or (ii) under which the Company or any of its Subsidiaries has or is reasonably expected to have any direct or indirect obligation or liability.

(b)    With respect to each Company Benefit Plan, the Company has delivered or made available to VGAC copies of, if applicable, (i) such Company Benefit Plan (or, if oral, a written summary thereof) and any trust or funding agreement related thereto, (ii) the most recent summary plan description (if applicable), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service (if applicable) including all schedules thereto, financial statements and any related actuarial reports, (iv) all material correspondence or other communications received from any Governmental Authority regarding such Company Benefit Plan, and (v) the most recent determination or opinion letter issued by the Internal Revenue Service.

(c)    Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been established, maintained, and administered in compliance with its terms and all Applicable Laws, including ERISA, the Code, and the Patient Protection and Affordable Care Act (as amended), (ii) all contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made, and (iii) all forms, reports, or returns required to be filed with the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to each Company Benefit Plan have been timely and properly filed.

(d)    Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Nothing has occurred to cause, or that could reasonably be expected to cause, the disqualification of any Company Benefit Plan that is intended to be so qualified and no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA, has occurred with respect to any Company Benefit Plan.

(e)    None of the Company, any of its Subsidiaries, or any trade or business (whether or not incorporated) that is treated as a “single employer” together with, or under “common control” or part of a “controlled group” with, any of the foregoing (within the meaning of Section 414(b), (c), (m), or (o) of the Code) sponsors, maintains, contributes to (or is obligated to contribute to), or has any material liability in respect of, or at any time in the six (6) years preceding the date hereof has sponsored, maintained, contributed to (or was obligated to contribute to), or had any material liability in respect of, (i) an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA), that is subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “multiple employer plan” (as described in Section 210 of ERISA). No Company Benefit Plan provides any post-termination or retiree life insurance, health insurance, or other employee welfare benefits to any Person, except as may be required by COBRA or similar Applicable Law.

(f)    There are, and since January 1, 2018, there have been, (i) no pending or, to the knowledge of the Company, threatened Actions (other than routine claims for benefits in the Ordinary Course of Business) with respect to any Company Benefit Plan, and (ii) no audits, material inquiries, or similar proceedings pending or, to the knowledge of the Company, threatened by the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to any Company Benefit Plan.

(g)    Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been documented and operated in all material respects in compliance with Section 409A of the Code. There is no agreement, plan, arrangement, or other contract by which the Company or any of its Subsidiaries is bound to compensate any Person for excise Taxes, penalties or interest pursuant to Section 4999 of the Code or additional Taxes, penalties or interest pursuant to Section 409A of the Code.

(h)    Neither the execution and delivery of this Agreement by the Company nor the consummation of any of the transactions contemplated by this Agreement (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including severance, golden parachute, bonus, commission, or otherwise), becoming due to any current or former Service Provider, (ii) result in any forgiveness of indebtedness to any current or former Service Provider, (iii) increase any compensation or benefits otherwise payable by the Company or any of its Subsidiaries or under any Company Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits except as required under Section 411(d)(3) of the Code, or require the funding of any Company Benefit Plan, or (v) result in or satisfy a condition to the payment or vesting of any compensation or benefit (or any acceleration of the foregoing) that would, in combination with any other such payment, benefit, or acceleration, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code.

Section 5.16.    Labor Matters.

(a)    The Company has made available to VGAC a complete and accurate list of all current employees and independent contractors of the Company and its Subsidiaries as of January 30, 2021.

(b)    Neither the Company nor any of its Subsidiaries is a party to, subject to, or in the process of entering into, any Labor Contract (whether written or unwritten) applicable to current or former Service Providers, nor are there any Service Providers represented by a works council or a labor organization or activities or proceedings of any labor union to organize any Service Providers. The consent of or consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(c)    Since January 1, 2018, (i) the Company and each of its Subsidiaries has been in compliance in all material respects with all Applicable Laws regarding labor and employment, including provisions thereof relating to wages, hours, collective bargaining, labor management relations, overtime, employee classification, discrimination, sexual harassment, civil rights, equal opportunity, affirmative action, work authorization, immigration, safety and health, plant closings and mass layoffs, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, the “Employment Laws”), (ii) there are no pending or, to the knowledge of the Company, threatened complaints against the Company or its Subsidiaries regarding unfair labor practices before the National Labor Relations Board or any other Governmental Authority, (iii) there has been no pending or, to the knowledge of the Company, threatened (and the Company does not otherwise reasonably anticipate), strike, labor dispute, slowdown, work stoppage or other labor stoppage or disruption with respect to the Company or any of its Subsidiaries, (iv) there have been no pending or, to the knowledge of the Company, threatened Actions against the Company or any of its Subsidiaries with respect to the Employment Laws that would reasonably be expected to result in material liability to the Company and (v) neither the Company nor any of its Subsidiaries has (x) taken any action which would constitute a “plant closing” or “mass lay-off” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or similar law (collectively, “WARN”) or issued any notification of a plant closing or mass lay-off required by WARN, or (y) incurred any liability or obligation under WARN that remains unsatisfied. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages.

(d)    Neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider. Since January 1, 2018, (i) no current or former Service Provider has, to the knowledge of the Company, made allegations of sexual harassment against any current or former officer or director of the Company or its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to sexual harassment or sexual misconduct by a Service Provider.

Section 5.17.    Taxes.

(a)    All material federal, state, local and foreign Tax Returns required to be filed by the Company or any of its Subsidiaries (taking into account applicable extensions) have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)    The Company and its Subsidiaries have paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(c)    Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.

(d)    All material amounts of Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e)    None of the Company or any of its Subsidiaries has received from any Governmental Authority any written notice of, nor to the knowledge of the Company is there currently, (i) any threatened, proposed, or assessed deficiency for Taxes of the Company or any of its Subsidiaries, except for such deficiencies that have been satisfied by payment, settled or withdrawn, or (ii) any audit or other proceeding by any Governmental Authority that is pending or in progress with respect to any Taxes due from the Company or any of its Subsidiaries.

(f)    Neither the Company nor any of its Subsidiaries has received a written claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Company or such Subsidiary has not paid Taxes or filed Tax Returns, except for claims that have been finally resolved.

(g)    Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. Neither the Company nor any of its Subsidiaries has extended the statute of limitations for assessment, collection or other imposition of any Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business), which extension is currently in effect.

(h)    Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than (i) any customary commercial Contracts entered into in the Ordinary Course of Business which do not primarily relate to Taxes or (ii) any such agreement solely among the Company and its Subsidiaries.

(i)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(j)    Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and which consists only of the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries has liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract or otherwise (other than pursuant to any customary commercial Contract entered into in the Ordinary Course of Business which does not principally relate to Taxes).

(k)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; (iv) any prepaid amount received on or prior to the Closing outside the Ordinary Course of Business; (v) any investment in “United States property” within the meaning of Section 956 of the Code made on or prior to the Closing or (vi) Section 965 of the Code, Section 951A or any “subpart F income” under Section 951(a) of the Code with respect to transactions made prior to the Closing.

(l)    Neither the Company nor any of its Subsidiaries has any obligation to make any payment described in Section 965(h) of the Code.

(m)    Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n)    The Company and its Subsidiaries have complied in all material respects with the conditions stipulated in each Tax Grant that the Company and its Subsidiaries have utilized.

(o)    Neither the Company nor any of its Subsidiaries has (i) deferred any Taxes under Section 2302 of the CARES Act, or (ii) claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended.

(p)    To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.18.    Insurance. With respect to each Insurance Policy: (a) the policy is in full force and effect, (b) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (c) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (d) no written or, to the knowledge of the Company, oral notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received (or, to the Company’s knowledge, threatened), nor has there been any lapse in coverage since January 1, 2018, and (e) there are no claims by the Company nor any of its Subsidiaries pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Neither the Company nor any of its Subsidiaries have any material self-insurance programs. The Insurance Policies provide coverage to the Company and its Subsidiaries that to the knowledge of the Company are reasonable and appropriate considering the business of the Company and its Subsidiaries (including the Contracts to which they are bound).

Section 5.19.    Real Property; Assets.

(a)    Neither the Company nor any of its Subsidiaries owns or has owned any real property. Section 5.19(a) of the Company Disclosure Schedule contains a complete and accurate list of Leased Real Property. The Leased Real Property constitutes all of the real property occupied or operated by the Company and its Subsidiaries in connection with their business.

(b)    Each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of each of the parties thereto and is in full force and effect. The Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession under, all Leased Real Property. Neither the Company nor any of its Subsidiaries is in material breach or material default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto.

(c)    Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect. Neither the Company nor any of its Subsidiaries have collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for Permitted Liens, there exist no Liens affecting all or any portion of the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(d)    There are no pending, or to the knowledge of the Company, threatened (i) Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or (ii) sales or dispositions in relation to any such Action or proceeding.

(e)    The Company and its Subsidiaries have good title to, or in the case of leased properties and assets, have valid leasehold interests in, all of the property and assets (whether personal, tangible or intangible) reflected on the Interim Financial Statements or acquired by the Company and its Subsidiaries after the date of the Interim Financial Statements, except for properties, assets and rights sold since the date of the Interim Financial Statements in the Ordinary Course of Business (or, with respect to such properties and assets sold after the date of this Agreement, as permitted pursuant to Section 7.01) or where the failure to have such good title or valid leasehold interests would not be material to the Company and its Subsidiaries, taken as a whole. None of such property, assets and rights is subject to any Lien (other than Permitted Liens). The assets of the Company and its Subsidiaries to be acquired by VGAC pursuant to this Agreement constitute all material tangible assets used or held for use by the Company and its Affiliates in, and necessary and sufficient for the operation of the businesses of the Company and its Subsidiaries as presently operated.

Section 5.20.    Environmental Matters.

(a)    The Company and its Subsidiaries are, and at all times since January 1, 2018 have been, in compliance with all Environmental Laws in all material respects, and all Permits held by the Company pursuant to applicable Environmental Laws are in all material respects in full force and effect and to the knowledge of the Company no appeal or any other Action is pending to revoke or modify any such Permit.

(b)    No written or, to the knowledge of the Company, oral notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)    Neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws (other than pursuant to any customary commercial Contract entered into in the Ordinary Course of Business which does not principally relate to Environmental Laws).

(d)    Copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to VGAC.

Section 5.21.    Affiliate Transactions. Except for any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the Ordinary Course of Business by the Company or any of its Subsidiaries), no (a) Company Shareholder holding 5% or more of the Company Common Stock (on an as-converted basis), (b) former or current director, officer, manager or employee of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries (the Contracts, relationships, or transactions described in clauses (i)  through (iii), the “Affiliate Transactions”).

Section 5.22.     Vendors. Section 5.22 of the Company Disclosure Schedule sets forth a complete and accurate list of the 10 most significant vendors of the Company, together with its Subsidiaries, as measured by amounts paid by the Company and its Subsidiaries for the 12 month period ended December 31, 2020 (the “Top 10 Vendors”), and the amount of consideration paid to such suppliers for such period. Since December 31, 2020, no Top 10 Vendor has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries, and the Company has not received written or, to the knowledge of the Company, oral notice from any of the Top 10 Vendors stating the intention of such Person to do so.

Section 5.23.    Certain Business Practices; Anti-Corruption.

(a)    The Company and its Subsidiaries, and to the knowledge of the Company each of the Company’s and its Subsidiaries’ respective officers, directors, employees, agents, representatives or other persons acting on its behalf, have complied with and are in compliance in all material respects with Anti-Corruption Laws.

(b)    Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company any of the Company’s or its Subsidiaries’ respective officers, directors, employees, agents, representatives or other persons acting on its behalf, (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c)    The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

(d)    Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the Company’s Affiliates or its or their directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria).

(e)    The operations of the Company and each of its Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”).

Section 5.24.    Registration Statement and Proxy Statement. On the date the Proxy Statement is first mailed to VGAC Shareholders, and at the time of the VGAC Extraordinary General Meeting, none of the information furnished by or on behalf of the Company in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.25.    Brokers’ Fees. Section 5.25 of the Company Disclosure Schedule sets forth each broker, finder, investment banker, intermediary or other Person that is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.26.    No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 5, and the representations and warranties as may be provided in the Ancillary Agreements, neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to any VGAC Party. Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to any VGAC Party or any other Person (including information in the “data site” maintained by or on behalf of the Company or provided in any formal or informal management presentation) except for the representations and warranties made by the Company to the VGAC Parties in this Article 5 and the representations and warranties as may be provided in the Ancillary Agreements. Each of the Company and its Subsidiaries hereby expressly disclaims any representations or warranties other than those expressly given by the Company in this Article 5 and as may be provided in the Ancillary Agreements. The Company acknowledges and agrees that, except for the representations and warranties contained in Article 6 or the Ancillary Agreements, none of the VGAC Parties or any of their Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding any of the VGAC Parties or the transactions contemplated hereunder or thereunder, including in respect of the VGAC Parties, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article 6 or the Ancillary

Agreements. The Company is not relying on any representations or warranties other than those representations or warranties set forth in Article 6 or the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 5.26 shall limit remedies in the event of fraud.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE VGAC PARTIES

Except as set forth in the VGAC Disclosure Schedule (subject to Section 12.14) or in any publicly available SEC Document filed by VGAC before the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” of any such SEC Document and other disclosures to the extent that such disclosure is predictive or forward-looking in nature, except for any specific factual information contained therein, which shall not be excluded), the VGAC Parties represent and warrant to the Company as of the date hereof and as of the Closing as follows:

Section 6.01.    Corporate Organization.

(a)    Each of the VGAC Parties has been duly incorporated, organized or formed and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation, as applicable, and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)    A true and complete copy of the certificate of incorporation of each VGAC Party, each certified by the Secretary of State of the State of Delaware or the Registrar of Companies in the Cayman Islands, as applicable, and a true and correct copy of the bylaws, as applicable, of each VGAC Party, have been made available by VGAC to the Company and each is in full force and effect and each of the VGAC Parties is not in violation of any of the provisions thereof.

(c)    Each of the VGAC Parties is duly licensed or qualified and, where applicable, in good standing as a foreign corporation or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a VGAC Material Adverse Effect.

Section 6.02.    Corporate Authorization.

(a)    Each of the VGAC Parties has all requisite corporate or similar organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which such VGAC Party is (or is specified to be) a party and to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and each Ancillary Agreement to which a VGAC Party is (or is specified to be) a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the board of directors of each VGAC Party, and no other corporate or similar organizational action on the part of any VGAC Party or any holders of any Equity Securities of any VGAC Party is necessary to authorize the execution and delivery by such VGAC Party of this Agreement or the Ancillary Agreements to which such VGAC Party is (or is specified to be) a party, the performance by such VGAC Party of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, other than (i) the VGAC Shareholder Approval and (ii) the adoption of this Agreement by VGAC in its capacity as the sole shareholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement by Merger Sub. This Agreement has been duly and validly executed and delivered by each of the VGAC Parties and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of the VGAC Parties, enforceable against each of the VGAC Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which a VGAC Party is (or is specified to be) a party, when executed and delivered by such VGAC Party, will be duly and validly executed and delivered by such VGAC Party, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of such VGAC Party, enforceable against such VGAC Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    The VGAC Shareholder Approval is the only vote of any of VGAC’s share capital necessary in connection with the entry into this Agreement by the VGAC Parties, and the consummation of the transactions contemplated hereby, including the Closing.

(c)    At a meeting duly called and held, the board of directors of each of the VGAC Parties has unanimously: (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective stockholders; (iii) determined that the fair market value of the Company is equal to at least 80% of the Trust Account, as applicable; (iv) approved the transactions contemplated by this Agreement as a Business Combination; and (v) resolved to recommend to the Pre-Closing VGAC Holders approval of the transactions contemplated by this Agreement (the “VGAC Board Recommendation”).

Section 6.03.    Governmental Authorities; Consents. Assuming the representations and warranties of the Company contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration, filing, notice or action with, any Governmental Authority or other Person is required on the part of any VGAC Party with respect to any VGAC Party’s execution or delivery of this Agreement or any Ancillary Agreement to which a VGAC Party is (or is specified to be) a party or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act or foreign Antitrust Laws, (b) any consents, approvals, authorizations, designations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the VGAC Parties, taken as a whole, or (c) approval for listing the Newco Common Stock issued pursuant to this Agreement on the NYSE.

Section 6.04.    Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which any VGAC Party is (or is specified to be) a party by the VGAC Parties and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with or violate any provision of, or result in the breach of, any Applicable Law, or the certificate of incorporation, bylaws or other organizational documents of any VGAC Party or any Subsidiary of any VGAC Party, (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.03, conflict with, violate or result in a breach of any term, condition or provision of any material Contract to which any VGAC Party or any Subsidiary of any VGAC Party is a party or by which any VGAC Party or any Subsidiary of any VGAC Party is bound, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any material Contract, or (c) result in the creation of any Lien upon any of the properties or assets of any VGAC Party or any Subsidiary of any VGAC Party or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of each of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the VGAC Parties as a whole.

Section 6.05.    Litigation and Proceedings. There are no Actions (other than investigations), or, to the knowledge of VGAC, investigations, pending before or by any Governmental Authority or, to the knowledge of

VGAC, threatened, against any VGAC Party that would reasonably be expected to be, individually or in the aggregate, material to the VGAC Parties as a whole or which in any manner challenges or seeks to prevent or enjoin the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon any VGAC Party.

Section 6.06.    VGAC Capitalization.

(a)    The authorized share capital of VGAC consists of  (i) 200,000,000 VGAC Class A Ordinary Shares, of which 50,855,000 VGAC Class A Ordinary Shares are issued and outstanding as of the date hereof, (ii) 20,000,000 VGAC Class B Ordinary Shares, of which 12,713,750 VGAC Class B Ordinary Shares are issued and outstanding as of the date hereof, and (iii) 1,000,000 preference shares, par value $0.0001 per share, of which no preference shares are issued and outstanding as of the date hereof. As of the date hereof, there are issued and outstanding VGAC Warrants in respect of 25,065,665 VGAC Class A Ordinary Shares, which will entitle the holders thereof to purchase shares of Newco Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding VGAC Class A Ordinary Shares and VGAC Class B Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and (ii) are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Equity Securities).

(b)    Except for the VGAC Warrants, and the VGAC Class A Ordinary Shares and the VGAC Class B Ordinary Shares set forth in Section 6.06(a), there are no Equity Securities of VGAC. Other than the VGAC Shareholder Redemption Right, there are no outstanding contractual obligations of VGAC to repurchase, redeem or otherwise acquire any Equity Securities of VGAC.

(c)    Merger Sub is wholly-owned by VGAC and Merger Sub holds no Equity Securities of any Person.

(d)    The Newco Common Stock will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance in all material respects with Applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued with good and valid title, free and clear of any Liens other than Liens arising out of, under or in connection with applicable federal, state and local securities laws and any restrictions set forth in the Newco Certificate of Incorporation or the Newco Bylaws.

Section 6.07.    Undisclosed Liabilities.

(a)    Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time except as expressly contemplated by this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(b)    VGAC was formed solely for the purpose of effecting a Business Combination and has not engaged in any business activities or conducted any operations other than in connection with its formation and funding, including its initial public offering, and the sourcing and negotiation of a Business Combination and the execution, delivery and performance of this Agreement.

(c)    There is no material liability, debt or obligation of any VGAC Party, except for liabilities, debts and obligations (i) reflected or reserved for on VGAC’s balance sheet for the fiscal quarter ended September 30, 2020 as reported on Form 10-Q or disclosed in the notes thereto, (ii) that have arisen since September 30, 2020 in the ordinary course of the operation of business of VGAC consistent with past practice or (iii) incurred in connection with the transactions contemplated by this Agreement.

Section 6.08.    VGAC SEC Documents; Controls.

(a)    VGAC has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules and documents incorporated by reference therein), complied in all materials respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to VGAC’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No notice of any SEC review or investigation of VGAC or the SEC Documents has been received by VGAC.

(b)    The financial statements of VGAC included in the SEC Documents, including all notes and schedules thereto (the “VGAC Financials”), complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of VGAC, as of their respective dates, and the results of operations and cash flows of VGAC, for the periods presented therein.

(c)    VGAC has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act and the listing standards of the NYSE). VGAC’s disclosure controls and procedures are (i) designed to provide reasonable assurance regarding the reliability of VGAC’s financial reporting and the preparation of financial statements for external purposes in material conformity with GAAP and (ii) reasonably designed to ensure that material information relating to VGAC is accumulated and communicated to VGAC’s management as appropriate. Since VGAC’s formation, there have been no significant deficiencies or material weakness in VGAC’s internal control over financial reporting (whether or not remediated) and no change in VGAC’s control over financial reporting that has materially affected, or is reasonably likely to materially affect, VGAC’s internal control over financial reporting.

Section 6.09.    Listing. The issued and outstanding VGAC Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. As of the date hereof, there is no Action pending, or to the knowledge of VGAC, threatened against VGAC by the NYSE or the SEC with respect to any intention by such entity to deregister any VGAC Ordinary Shares or prohibit or terminate the listing of any VGAC Ordinary Shares on the NYSE.

Section 6.10.    Registration Statement and Proxy Statement. At the Effective Time, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b), the date the Proxy Statement is first mailed to VGAC Shareholders, and at the time of the VGAC Extraordinary General Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that

VGAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement in reliance upon and in conformity with information furnished in writing to VGAC by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement.

Section 6.11.    Trust Account. As of the date of this Agreement, VGAC has (and, assuming no holders of VGAC Ordinary Shares exercise the VGAC Shareholder Redemption Right, will have immediately prior to the Closing) at least $508,550,000 in the Trust Account, with such funds invested in United States Government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of VGAC and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (b) entitle any Person (other than (x) holders of VGAC Ordinary Shares who shall have exercised their VGAC Shareholder Redemption Right and (y) any underwriters in connection with VGAC’s initial public offering which may be entitled to deferred underwriting discounts and commissions specified in the Prospectus) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay income and franchise Taxes from any interest income earned in the Trust Account and (ii) to redeem VGAC Ordinary Shares pursuant to the VGAC Shareholder Redemption Right. VGAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of VGAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no Actions pending or, to the knowledge of VGAC, threatened with respect to the Trust Account.

Section 6.12.    Absence of Certain Changes. Since its respective formation through the date of this Agreement, neither of the VGAC Parties has (a) conducted business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities and (b) been subject to a VGAC Material Adverse Effect. Except as set forth in VGAC’s SEC reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since September 30, 2020 through the date of this Agreement, there has not been any action taken or agreed upon by VGAC or any of its Subsidiaries that would be prohibited by Section 8.01 if such action were taken on or after the date hereof without the consent of the Company.

Section 6.13.    Compliance with Laws; Permits. Each of the VGAC Parties and each of the VGAC Parties’ officers, directors and employees are, and since its respective date of formation have been, in compliance with all Applicable Laws in all material respects. Since each VGAC Party’s respective date of formation, (i) none of the VGAC Parties has been subjected to, or received any notification from, any Governmental Authority of a violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged violation of any Applicable Law, (ii) to the knowledge of each of the VGAC Parties, no claims have been filed against any of the VGAC Parties with any Governmental Authority alleging any material failure by any of the VGAC Parties to comply with any Applicable Law, and (iii) none of the VGAC Parties have made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Applicable Law.

Section 6.14.    Contracts. Other than this Agreement, the Ancillary Agreements or any Contracts that are exhibits to the SEC Documents, there are no Contracts to which any of the VGAC Parties are a party or by which any VGAC Party’s properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $50,000, (b) may not be cancelled by VGAC on less than 60 days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of any of the VGAC Parties as its business is currently conducted, any acquisition of material property by the VGAC Parties, or restricts in any material respect the ability of any of the VGAC Parties from engaging in business as currently conducted by it or from competing with any other Person (each such contract, a “VGAC Material Contract”). All VGAC Material Contracts have been made available to the Company.

Section 6.15.    Employees and Employee Benefits Plans. Neither of the VGAC Parties (a) have any employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any employee benefit plans. Neither the execution and delivery of this Agreement or the other Ancillary Agreements nor the consummation of the transactions contemplated by this Agreement will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of VGAC; or (b) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by VGAC’s officers and directors in connection with activities on VGAC’s behalf in an aggregate amount not in excess of the amount of cash held by VGAC outside of the Trust Account (exclusive of the proceeds of the PIPE Financing), VGAC has no unsatisfied liability with respect to any officer or director.

Section 6.16.    Properties. VGAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property rights (other than trademarks). VGAC does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Section 6.17.    Affiliate Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the “wall-crossing” of VGAC Shareholders, any Ancillary Agreement or any Contract that is an exhibit to the SEC Documents or described therein, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between VGAC, on the one hand, and any related party of VGAC, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the VGAC Ordinary Shares or, to the knowledge of VGAC, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to VGAC, on the one hand, to or by Sponsor or any such related party, beneficial owner, associate or immediate family member, and (b) none of the officers or directors (or members of a similar governing body) of VGAC, Sponsor, any beneficial owner of 5% or more of the VGAC Ordinary Shares or, to the knowledge of VGAC, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that VGAC uses, owns or leases (other than through any Equity Securities of VGAC) or (ii) any customer, vendor or other material business relation of VGAC or Sponsor.

Section 6.18.    Taxes.

(a)    All material federal, state, local and foreign Tax Returns required to be filed by the VGAC Parties (taking into account applicable extensions) have been timely filed in all material respects, and all such Tax Returns are true, correct and complete in all material respects.

(b)    The VGAC Parties have paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by the VGAC Parties, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(c)    Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the VGAC Parties.

(d)    All material amounts of Taxes required to be withheld by the VGAC Parties have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e)    None of the VGAC Parties has received from any Governmental Authority written notice of, nor to the knowledge of the VGAC Parties is there currently (i) any threatened, proposed, or assessed deficiency for Taxes of the VGAC Parties, except for such deficiencies that have been satisfied by payment, settled or withdrawn, or (ii) any audit or other proceeding by any Governmental Authority that is pending or in progress with respect to any Taxes due from any of the VGAC Parties.

(f)    None of the VGAC Parties has received a written claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where such VGAC Party has not paid Taxes or filed Tax Returns, except for claims that have been finally resolved.

(g)    None of the VGAC Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. None of the VGAC Parties has extended the statute of limitations for assessment, collection or other imposition of any Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business), which extension is currently in effect.

(h)    None of the VGAC Parties is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the ordinary course of business which do not primarily relate to Taxes.

(i)    None of the VGAC Parties has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(j)    None of the VGAC Parties has ever been a member of an Affiliated Group. None of the VGAC Parties has liability for the Taxes of any other Person (other than a VGAC Party) under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract or otherwise (other than pursuant to any customary commercial Contract entered into in the ordinary course of business which does not principally relate to Taxes).

(k)    None of the VGAC Parties will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; (iv) any prepaid amount received on or prior to the Closing outside the ordinary course of business; (v) any investment in “United States property” within the meaning of Section 956 of the Code made on or prior to the Closing or (vi) Section 965 of the Code, Section 951A or any “subpart F income” under Section 951(a) of the Code with respect to transactions made prior to the Closing.

(l)    None of the VGAC Parties has any obligation to make any payment described in Section 965(h) of the Code.

(m)    None of the VGAC Parties has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n)    The VGAC Parties have complied in all material respects with the conditions stipulated in each Tax Grant that the VGAC Parties have utilized.

(o)    None of the VGAC Parties has (i) deferred any Taxes under Section 2302 of the CARES Act, (ii) claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended or (iii) applied for or received any loan under the Paycheck Protection Program under the CARES Act.

(p)    To the knowledge of the VGAC Parties, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 6.19.    PIPE Investment.

(a)    VGAC has delivered to the Company true, correct and complete copies of each of the PIPE Subscription Agreements entered into by VGAC with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide the PIPE Financing. To the knowledge of VGAC, with respect to each PIPE Investor, each PIPE Subscription Agreement with such PIPE Investors is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by VGAC. Each PIPE Subscription Agreement is a legal, valid and binding obligation of VGAC and, to the knowledge of VGAC, each PIPE Investor that is party thereto, and none of the execution, delivery or performance of obligations under such PIPE Subscription Agreement by VGAC or, to the knowledge of VGAC, such PIPE Investor, violates any Applicable Laws. There are no other agreements, side letters, or arrangements between VGAC and any PIPE Investor relating to any PIPE Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to VGAC the applicable portion of the PIPE Financing Amount set forth in the PIPE Subscription Agreement of such PIPE Investors, and, as of the date hereof, VGAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or the PIPE Financing Amount not being available to VGAC, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of VGAC under any material term or condition of any PIPE Subscription Agreement and, as of the date hereof, VGAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. The PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other agreements related to the transactions contemplated herein) to the obligations of the PIPE Investors to contribute to VGAC the applicable portion of the PIPE Financing Amount set forth in the PIPE Subscription Agreements on the terms therein.

(b)    No fees, consideration or other discounts are payable or have been agreed by VGAC or any of its Subsidiaries (including, from and after the Closing, the Surviving Corporation and its Subsidiaries) to any PIPE Investor in respect of its portion of the PIPE Financing Amount, except as set forth in the PIPE Subscription Agreements.

Section 6.20.    Certain Business Practices; Anti-Corruption.

(a)    The VGAC Parties, and to the knowledge of VGAC each of the VGAC Parties’ respective officers, directors, employees, agents, representatives or other persons acting on their behalf, have complied with and are in compliance in all material respects with Anti-Corruption Laws.

(b)    Neither the VGAC Parties, nor to the knowledge of VGAC any of the VGAC Parties’ respective officers, directors, employees, agents, representatives or other persons acting on their behalf, (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c)    Neither the VGAC Parties, nor to the knowledge of VGAC any of VGAC’s Affiliates or any of its or their directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (i) the subject of any Sanctions or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria).

(d)    The operations of the VGAC Parties are and have been conducted at all times in material compliance with all Anti-Money Laundering Laws.

Section 6.21.    Independent Investigation. VGAC and its Affiliates and their respective representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and VGAC acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. VGAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or of the Company or Company Shareholders set forth in the Ancillary Agreements; and (b) none of the Company, its Affiliates nor their respective representatives have made any express or implied representation or warranty as to the Company and its Subsidiaries, or this Agreement, except as expressly set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.21 shall limit remedies in the event of fraud.

Section 6.22.    Brokers’ Fees. Except fees described on Section 6.22 of the VGAC Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by VGAC or any of its Affiliates.

Section 6.23.    No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 6, and the representations and warranties as may be provided in the Ancillary Agreements, none of the VGAC Parties, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to the Company or any Company Shareholder. None of the VGAC Parties, nor any of their respective directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any information regarding the VGAC Parties or otherwise, except for the representations and warranties made by the VGAC Parties to the Company in this Article 6 and the representations and warranties as may be provided in the Ancillary Agreements. Each of the VGAC Parties hereby expressly disclaims any representations or warranties other than those expressly given by the VGAC

Parties in this Article 6 and as may be provided in the Ancillary Agreements. Each of the VGAC Parties acknowledges and agrees that, except for the representations and warranties contained in Article 5 or the Ancillary Agreements, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder or thereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article 5 or the Ancillary Agreements. The VGAC Parties are not relying on any representations or warranties other than those representations or warranties set forth in Article 5 or as may be provided in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.23 shall limit remedies in the event of fraud.

ARTICLE 7

COVENANTS OF THE COMPANY

Section 7.01.    Conduct of Business. From the date of this Agreement until the Closing Date (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Section 7.01 of the Company Disclosure Schedule, as expressly required by this Agreement, as consented to by VGAC in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by Applicable Law, (i) use commercially reasonable efforts to operate its business only in the Ordinary Course of Business, (ii) preserve the business of the Company, (iii) maintain the services of its officers and key employees, (iv) make payments of accounts payable and conduct collection of accounts receivable in the Ordinary Course of Business, (v) timely pay all material Taxes that become due and payable, (vi) maintain the existing business relationships of the Company, and (vii) not:

(a)    change, amend or propose to amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(b)    directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any Equity Securities of the Company, including any Company Shares, or any Equity Securities of any of the Subsidiaries of the Company, other than the grant of Company Options in the Ordinary Course of Business;

(c)    take any action that would constitute or result in Leakage (other than Permitted Leakage);

(d)    other than in the Ordinary Course of Business, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any Significant Contract, (ii) materially amend, extend or renew any Significant Contract or (iii) enter into any Significant Contract;

(e)    (i) except as required by the terms of the Company Benefit Plans in effect on the date hereof and as made available to the VGAC Parties, grant any severance, retention or termination pay to, or enter into or amend any severance or retention agreement with, any current or former Service Provider, (ii) other than in the Ordinary Course of Business, enter into any termination, employment, consulting, bonus, change in control or severance agreement with any current or former Service Provider, (iii) increase the compensation or benefits provided to any current or former Service Provider at the level of Vice President or above, (iv) grant any equity or equity based awards to any current or former Service Provider other than in the Ordinary Course of Business, (v) other than as required by the terms of the Company Benefit Plans in effect on the date hereof and made available to the VGAC Parties, accelerate the vesting or payment of any equity or equity-based awards held by any current or former Service Provider, (vi) establish, adopt, enter into, materially amend, or terminate any Company Benefit Plan or Labor Contract or (vii) hire any employees at the level of Vice President or above;

(f)    acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

(g)    (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for Indebtedness of over $10,000,000 in the aggregate, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than another direct or indirect wholly owned Subsidiary of the Company and other than loans and advances to directors, officers and employees in the Ordinary Course of Business or under the terms of existing Company Benefit Plans, (iii) cancel or forgive any material debts or other material amounts owed to the Company or any of its Subsidiaries other than in the Ordinary Course of Business or (iv) commit to do any of the foregoing;

(h)    (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (v) file any amended material Tax Return, (vi) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, or (vii) settle or consent to any claim or assessment relating to any material amount of Taxes;

(i)    except for non-exclusive licenses granted in the Ordinary Course of Business, assign, transfer or dispose of, license, abandon, sell, lease, sublicense, modify, terminate, permit to lapse, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any material Owned Intellectual Property or Licensed Intellectual Property;

(j)    (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or any of its Subsidiaries, (B) result in a payment of greater than $25,000,000 individually or in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) other than in the Ordinary Course of Business, waive, release or assign any claims or rights of the Company and any of its Subsidiaries;

(k)    sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any material tangible or intangible assets, properties, securities, or interests of the Company or any of its Subsidiaries (other than Intellectual Property, which is addressed in Section 7.01(i));

(l)    merge or consolidate itself or any of its Subsidiaries with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, the Company or any of its Subsidiaries;

(m)    make any change in financial accounting methods, principles or practices of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Applicable Law or to obtain compliance with PCAOB auditing standards;

(n)    permit any insurance policies listed in Section 5.18 of the Company Disclosure Schedule to be canceled or terminated in a manner that would be adverse or detrimental to the Company or its business, other than if, in connection with such cancellation or termination, a replacement policy having comparable deductions and providing coverage substantially similar to the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

(o)    make any commitments for capital expenditures that would reasonably be expected to require payments during fiscal year 2021 in excess of $5,000,000 in the aggregate;

(p)    fail to maintain or timely obtain any Permit that is material to the ongoing operations of the Company and its Subsidiaries; or

(q)    enter into any agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Section 7.01 shall give to VGAC, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, each of VGAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 7.02.    Inspection. The Company shall, and shall cause its Subsidiaries to, afford to VGAC and its officers, employees, accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours, to all of their respective properties, books and records (including, but not limited to, Tax Returns and work papers of, and correspondence with, the Company’s independent auditors), Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request in connection with the consummation of this Agreement or the transactions contemplated hereby; provided that no investigation pursuant to this Section 7.02 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the VGAC Parties; provided, further, that any investigation pursuant to this Section 7.01 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company during normal business hours under the supervision of appropriate personnel of the Company.

Section 7.03.    Termination of Certain Agreements. Prior to the Closing, the Company shall take all actions necessary to cause the Affiliate Transactions set forth on Section 7.03 of the Company Disclosure Schedule to be terminated effective prior to or as of the Closing such that such Affiliate Transactions are of no further force and effect following the Closing, and there shall be no further obligations or continuing liabilities of any of the relevant parties thereunder or in connection therewith following the Closing (other than those that by the terms of such Affiliate Transactions expressly survive the termination of such Affiliate Transactions). Prior to the Closing, the Company shall deliver to VGAC written evidence reasonably satisfactory to VGAC of such terminations.

Section 7.04.    Trust Account Waiver. The Company acknowledges that VGAC is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated October 1, 2020 (the “Prospectus”), substantially all of VGAC’s assets consist of the cash proceeds of VGAC’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of VGAC, certain of its public shareholders and the underwriters of VGAC’s initial public offering. The Company acknowledges that, except with respect to interest earned on the funds held in the Trust Account that may be released to VGAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of VGAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with VGAC or any other Person; provided, however, that nothing in this Section 7.04 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company to (i) bring any action or actions for specific performance, injunctive and/or other equitable relief or (ii) bring or seek a claim for Damages against VGAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account to holders of VGAC Ordinary Shares in accordance with the VGAC Governing Document and the Trust Agreement).

Section 7.05.    Written Consent; Drag-Along. The Company and the requisite Company Shareholders have determined that the Merger constitutes a “Sale of the Company” as defined in the Company Voting Agreement, and that Section 5 of the Company Voting Agreement applies to the transactions contemplated hereby. The Company shall expend commercially reasonable efforts to obtain a duly executed counterpart to the Company Shareholder Approval from each Company Shareholder as expeditiously as possible after the effectiveness of the Registration Statement, and the Company shall promptly deliver such executed counterparts to VGAC. The materials submitted to such Company Shareholders in connection with soliciting counterparts to the Company Shareholder Approval shall include the unanimous recommendation of the Company Board that such Company Shareholders vote their Company Shares in favor of the adoption of this Agreement, the Merger and the transactions contemplated hereby.

ARTICLE 8

COVENANTS OF VGAC

Section 8.01.    Conduct of Business. During the Interim Period, except as set forth on Section 8.01 of the VGAC Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or as consented to by the Company in writing, VGAC shall not, and VGAC shall cause the other VGAC Parties not to:

(a)    change, amend or propose to amend (i) the VGAC Governing Document or the certificate of incorporation, bylaws, memorandum and articles of association or other organizational documents of any VGAC Party or (ii) the Trust Agreement or any other agreement related to the Trust Agreement;

(b)    directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any Equity Securities of any VGAC Party, other than (i) in connection with the exercise of any VGAC Warrants outstanding on the date hereof, (ii) any redemption made in connection with the VGAC Shareholder Redemption Right, (iii) in connection with the PIPE Financing, or (iv) as otherwise required by the VGAC Governing Document in order to consummate the transactions contemplated hereby;

(c)    merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of VGAC (other than the Merger);

(d)    make, authorize or declare any dividend (whether in the form of cash or other property) or distribution;

(e)    enter into any material Contract or, other than in the ordinary course of business, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any material Contract or (ii) materially amend, extend or renew any material Contract;

(f)    hire any employees or adopt any benefit plans;

(g)    acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

(h)    incur any indebtedness for borrowed money;

(i)    make any loans, advances or capital contributions to, or investments in, any other Person;

(j)    (i) fail to timely pay all Taxes that become due and payable, (ii) make or change any material Tax election, (iii) adopt or change any material Tax accounting method, (iv) settle or compromise any material Tax liability, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (vi) file any amended material Tax Return, (vii) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, or (viii) settle or consent to any claim or assessment relating to any material amount of Taxes;

(k)    (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on Newco or the Surviving Corporation, (B) result in a payment of greater than $50,000 individually or in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) waive, release or assign any claims or rights of the VGAC Parties;

(l)    sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any material tangible or intangible assets, properties, securities, or interests of the VGAC Parties;

(m)    merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, the VGAC Parties;

(n)    make any change in financial accounting methods, principles or practices of the VGAC Parties, except insofar as may have been required by a change in GAAP or Applicable Law;

(o)    pay, or make any commitments for, capital expenditures; or

(p)    enter into any agreement to do any action prohibited under this Section 8.01.

Nothing contained in this Section 8.01 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of the VGAC Parties prior to the Closing Date. Prior to the Closing Date, each of VGAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 8.02.    NYSE Listing. From the date hereof through the Closing, VGAC shall use reasonable best efforts to ensure that VGAC remains listed as a public company, and that VGAC Ordinary Shares remain listed, on the NYSE. VGAC shall use reasonable best efforts to ensure that Newco is listed as a public company, and that shares of Newco Common Stock are listed on the NYSE, in each case, as of the Effective Time.

Section 8.03.    PIPE Subscription Agreements. Unless otherwise approved in writing by the Company, VGAC shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements or terminations of, the PIPE Subscription Agreements in any manner other than to reflect any permitted assignments or transfers of the PIPE Subscription Agreements by the applicable PIPE Investors pursuant to the PIPE Subscription Agreements. VGAC shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms and conditions described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) VGAC the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. Without limiting the generality of the foregoing, VGAC shall give the Company prompt (under the circumstances) written notice: (A) of any amendment to any PIPE Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any PIPE Subscription Agreement known to VGAC; (C) of the receipt of any written notice or other written communication from any party to any PIPE Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any PIPE Subscription Agreement or any provisions of any PIPE Subscription Agreement; and (D) of any underfunding of any amount under any PIPE Subscription Agreement.

Section 8.04.    Section 16 of the Exchange Act. Prior to the Closing, the VGAC board of directors, or an appropriate committee thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3(d) under the Exchange Act, such that the acquisitions of Newco Common Stock pursuant to this Agreement by any officer or director of the Company who is expected to become a “covered person” of VGAC for purposes of Section 16 of the Exchange Act (“Section 16”) shall be exempt acquisitions for purposes of Section 16.

Section 8.05.    Qualification as an Emerging Growth Company. VGAC shall, at all times during the period from the date hereof until the occurrence of the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012; and (b) not take any action that would cause VGAC to not qualify as an “emerging growth company” within the meaning of such Act.

ARTICLE 9

JOINT COVENANTS

Section 9.01.    Efforts to Consummate.

(a)    Subject to the terms and conditions herein provided, each Party shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated hereby (including (x) the satisfaction, but not waiver, of the closing conditions set forth in Article 10, (y) obtaining consents of all Governmental Authorities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the transactions contemplated hereby, and (z) obtaining approval for listing the Newco Common Stock issued pursuant to this Agreement on the NYSE). Subject to Section 12.06, the costs incurred in connection with obtaining such consents of all Governmental Authorities, such expiration or termination of all applicable waiting periods under applicable Antitrust Laws, including HSR Act filing fees and any filing fees in connection with any other Antitrust Law, and any fees associated with obtaining approval for listing the Newco Common Stock issued pursuant to this Agreement on the NYSE, shall be paid by VGAC (if to be paid prior to the Closing) or by Newco (if to be paid at or after the Closing). Each Party shall make or cause to be made (and not withdraw) an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof. The Parties shall request early termination of the waiting period in any filings submitted under the HSR Act and shall use commercially reasonable efforts to supply as promptly as practicable to the appropriate Governmental Authorities additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. (The foregoing notwithstanding, nothing herein shall require the Company to incur any liability or expense (other than de minimis costs and expenses) or subject itself or its business to any imposition of any limitation on the ability to conduct its business or to own or exercise control of its assets or properties.)

(b)    Each Party shall cooperate in connection with any investigation of the transactions contemplated hereby or litigation by, or negotiations with, any Governmental Authority or other Person relating to the transactions contemplated hereby or regulatory filings under Applicable Law and obtaining approval for listing the Newco Common Stock issued pursuant to this Agreement on the NYSE.

(c)    Each Party shall, in connection with the Agreement and the transactions contemplated hereby, to the extent permitted by Applicable Law: (i) promptly notify the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other parties hereto of) any material substantive communications from or with any Governmental Authority, (ii) cooperate in connection with any proposed substantive written or oral communication with any Governmental Authority and permit the other Parties to review and discuss in advance, and consider in good faith the view of the other Parties in connection with, any proposed substantive written or oral communication with any Governmental Authority, (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other Parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other Parties’ outside legal counsel with copies of all filings and communications between it and any such Governmental Authority and (v) furnish such other Parties’ outside legal counsel with such necessary information and reasonable assistance as such other Parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority; provided that materials required to be provided pursuant to this Section 9.01(c) may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.

Section 9.02.    Indemnification and Insurance.

(a)    All rights held by each present and former director and officer of the Company and any of its Subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, provided in the respective certificate of incorporation, certificate of formation, operating agreement, bylaws or other organizational documents of the Company or such Subsidiary in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect. Without limiting the foregoing, the Company shall not, for a period of not less than six years from the Effective Time, amend, repeal or otherwise modify the provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b)    The Company shall cause coverage to be extended under its current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six year period, the provisions of this Section 9.02 shall be continued in respect of such claim until the final disposition thereof.

(c)    VGAC shall cause coverage to be extended under its current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six year period, the provisions of this Section 9.02 shall be continued in respect of such claim until the final disposition thereof.

(d)    Notwithstanding anything contained in this Agreement to the contrary, this Section 9.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of the Surviving Corporation. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 9.02.

Section 9.03.    Tax Matters.

(a)    The Parties intend that for U.S. federal (and, as applicable, state and local) income Tax purposes: (i) the Domestication be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement be adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder with respect thereto and (ii) the Merger be treated as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement be adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder with respect thereto (the “Intended Tax Treatment”). The Parties will not take any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment and will not take any inconsistent position for Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. This Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Domestication and with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

(b)    Newco will use commercially reasonable efforts to cooperate upon reasonable request to provide the pre-Closing equityholders of VGAC information that is reasonably required to (i) determine the amount that is required to be taken into income in connection with Treasury Regulations Section 1.367(b)-3 as a result of the Domestication; (ii) make the election contemplated by Treasury Regulations Section 1.367(b)-3(c)(3); and (iii) make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to VGAC for each year that VGAC is considered a passive foreign investment company (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)).

(c)    All Transfer Taxes incurred by VGAC, Merger Sub and the Company in connection with this Agreement shall be borne by Newco and paid when due. Newco shall timely file all necessary Tax Returns and other documentation with respect to all such Tax Returns and, if required by Applicable Law, VGAC, Merger Sub and the Company will join in the execution of any such Tax Return or documentation.

Section 9.04.    Proxy Statement; Registration Statement.

(a)    As promptly as reasonably practicable after the date of this Agreement, VGAC shall prepare, and VGAC shall file with the SEC, (i) a preliminary proxy statement in connection with the Merger to be filed as part of the Registration Statement and sent to the Pre-Closing VGAC Holders relating to the VGAC Extraordinary General Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) for the purposes of the approval of the Transaction Proposals and (ii) the Registration Statement, in which the Proxy Statement will be included as a prospectus. VGAC and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. VGAC shall use its commercially reasonable efforts to cause the Proxy Statement and the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Merger.

(b)    VGAC shall, as promptly as practicable, notify the Company of any correspondence with the SEC relating to the Proxy Statement, the receipt of any oral or written comments from the SEC relating to the Proxy Statement, and any request by the SEC for any amendment to the Proxy Statement or for additional information. VGAC shall cooperate and provide the Company with a reasonable opportunity to review and comment on the Proxy Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and include all comments reasonably proposed by the Company in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. VGAC shall use reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Merger, and the Company shall promptly furnish all information concerning the Company as may be reasonably requested in connection with any such action. Each of VGAC and the Company shall use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers, members and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of VGAC and the Company or their respective Subsidiaries, as applicable, to the SEC or the NYSE in connection with the Merger (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”). VGAC will advise the Company, promptly (under the circumstances) after VGAC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the VGAC Ordinary Shares or the Newco Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information.

(c)    Without limiting the generality of (b), the Company shall promptly furnish to VGAC for inclusion in the Proxy Statement and the Registration Statement audited financial statements of the Company and its Subsidiaries (i) as of, and for the nine months ended, December 31, 2020, and (ii) as of, and for the twelve months ended, March 31, 2020 and March 31, 2019, in each case prepared in accordance with GAAP and Regulation S-X and audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act (the “Audited Financial Statements”), together with auditor’s reports and consents to use such financial statements and reports.

(d)    Each of VGAC and the Company shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by or on its behalf for inclusion or incorporation by reference in (i) either Proxy Statement will, as of the date it is first mailed to the Pre-Closing VGAC Holders, or at the time of the VGAC Extraordinary General Meeting, or (ii) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e)    If, at any time prior to the Effective Time, any information relating to VGAC, the Company, or any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Holders is discovered by any of VGAC or the Company and is required to be set forth in an amendment or supplement to either Proxy Statement or the Registration Statement, so that such Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.04, be promptly filed by VGAC with the SEC and, to the extent required by Applicable Law, disseminated to the Pre-Closing VGAC Holders.

Section 9.05.    VGAC Shareholder Approval.

(a)    VGAC shall take, in accordance with Applicable Law, the NYSE rules, and the VGAC Governing Document, all action necessary to call, hold, and convene an extraordinary general meeting of holders of VGAC Ordinary Shares (including any permitted adjournment or postponement, the “VGAC Extraordinary General Meeting”) to consider and vote upon the Transaction Proposals and to provide the VGAC Shareholders with the opportunity to effect a VGAC Share Redemption in connection therewith as promptly as reasonably practicable (and in any event within thirty days) after the date that the Registration Statement is declared effective under the Securities Act. VGAC shall, through the VGAC board of directors, recommend to the VGAC Shareholders (including in the Proxy Statement) and solicit approval of (i) the adoption and approval of this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) the Domestication, (iii) in connection with the Domestication, the amendment of the VGAC Governing Document and approval of the Newco Certificate of Incorporation and Newco Bylaws, (iv) the issuance of (A) the Newco Common Stock issuable in connection with the Merger and (B) the Newco Common Stock issuable in connection with the PIPE Financing, (v) the adoption of the Incentive Equity Plan, (vi) the election of the directors constituting the Newco Board, (vii) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (viii) the adoption and approval of any other proposals as reasonably agreed by VGAC and the Company to be necessary or appropriate in connection with the Merger and (ix) adjournment of the VGAC Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix), together, the “Transaction Proposals”). VGAC shall use its reasonable best efforts to obtain the approval of the Transaction Proposals at the VGAC Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Law for the purpose of seeking the approval of the Transaction Proposals.

(b)    Notwithstanding anything to the contrary contained in this Agreement, once the VGAC Extraordinary General Meeting to consider and vote upon the Transaction Proposals has been called and noticed, VGAC will not adjourn the VGAC Extraordinary General Meeting without the consent of the Company, other than (i) for the absence of a quorum, in which event VGAC shall adjourn the meeting up to three times for up to ten Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that VGAC has determined in good faith, after consultation with its outside legal advisors, is necessary under Applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of VGAC Ordinary Shares prior to the VGAC Extraordinary General Meeting, or (iii) a one-time adjournment of up to ten Business Days to solicit additional proxies from holders of VGAC Ordinary Shares to the extent VGAC has determined that such adjournment is reasonably necessary to obtain the approval of the Transaction Proposals.

Section 9.06.    Newco Board of Directors. The Parties shall take all necessary action to cause the Board of Directors of Newco (the “Newco Board”) as of immediately following the Closing to consist of nine directors, of whom one individual shall be designated by VGAC (the “VGAC Designee”), and of whom eight individuals shall be designated by the Company no later than 14 days prior to the effectiveness of the Registration Statement (the “Company Designees”). Each Company Designee shall meet the director qualification and eligibility criteria of the Nominating and Corporate Governance Committee of the Board of Directors of VGAC (as in effect on the date of this Agreement), and a number of Company Designees shall qualify as independent directors as determined by the Board of Directors of VGAC such that a majority of the directors as of immediately following the Closing shall qualify as independent directors. The Company Designees and the individual designated by VGAC shall be assigned to classes of the Newco Board as set forth on Section 9.06 of the Company Disclosure Schedule.

Section 9.07.    Trust Account. Upon satisfaction or waiver of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice VGAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the VGAC Governing Document, (a) at the Closing, (i) VGAC shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for VGAC Share Redemptions and (B) pay all amounts then available in the Trust Account to, or at the direction of, Newco in accordance with this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 9.08.    Form 8-K Filings. VGAC and the Company shall mutually agree upon and issue a press release announcing the effectiveness of this Agreement (the “Signing Press Release”). VGAC and the Company

shall cooperate in good faith with respect to the prompt preparation by VGAC of, and, as promptly as practicable after the effective date of this Agreement (but in any event within four Business Days thereafter), VGAC shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement as of its effective date (the “Announcement 8-K”). Prior to the Closing, VGAC and the Company shall mutually agree upon and prepare the press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with or promptly after the Closing, VGAC shall issue the Closing Press Release. VGAC and the Company shall cooperate in good faith with respect to the preparation by the Company of, and, at least five days prior to the Closing, the Company shall prepare, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four Business Days) thereafter, Newco shall file the Completion 8-K with the SEC.

Section 9.09.    Incentive Equity Plan. Prior to the effectiveness of the Registration Statement, VGAC shall approve and, subject to approval of the VGAC Shareholders, adopt, an incentive equity plan that provides for the grant of awards to employees and other service providers of Newco and its Subsidiaries with a total pool of awards of Newco Common Stock not exceeding 17% of the aggregate number of shares of Newco Common Stock outstanding at the Closing, on a fully diluted, as converted and as-exercised basis (with such total pool of awards to be inclusive of shares reserved for issuance upon the exercise of options to purchase shares of Newco Common Stock issued in the Merger in respect of unvested Company Options, and, for the avoidance of doubt, exclusive of the Rollover Elected Vested Options, if any) (the “Incentive Equity Plan”). The Incentive Equity Plan shall provide for an annual “evergreen” increase not more than 3% of the outstanding shares of Newco Common Stock for a period of five years following the Closing. The Incentive Equity Plan shall be in substantially the form set forth as Annex G.

Section 9.10.    No Shop. During the Interim Period, none of VGAC or Merger Sub, on the one hand, or the Company and its Subsidiaries, on the other hand, will, nor will they direct, authorize or permit their respective Representatives to, directly or indirectly (a) take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with, any Person concerning, or which would reasonably be expected to lead to, an Acquisition Transaction, (b) in the case of VGAC, fail to include the VGAC Board Recommendation in (or remove the VGAC Board Recommendation from) the Registration Statement, or (c) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other Party, the approval of such Party’s governing body of this Agreement and/or any of the transactions contemplated hereby, or, in the case of VGAC, the VGAC Board Recommendation, unless, in the case of clauses (b) and (c), the Board of Directors of VGAC determines, in good faith, that the failure to take, or taking of, such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. Promptly upon receipt of an unsolicited proposal regarding an Acquisition Transaction, each of the VGAC Parties and the Company shall notify the other party thereof, which notice shall include a written summary of the material terms of such unsolicited proposal. Notwithstanding the foregoing, the Parties may respond to any unsolicited proposal regarding an Acquisition Transaction only by indicating that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction. For the purposes hereof, “Acquisition Transaction” means, (i) with respect to the Company, any merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction (other than the transactions contemplated hereby and transactions with customers in the Ordinary Course of Business), in each case, involving the sale, lease, exchange or other disposition of properties or assets or Equity Securities of the Company or any of the Company’s Subsidiaries and (ii) with respect to VGAC, any transaction (other than the transactions contemplated hereby) involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of assets or equity of, consolidation or similar business combination with or other transaction that would constitute a Business Combination with or involving VGAC (or any Affiliate or

Subsidiary of VGAC), on the one hand, and any party other than the Company or the Company Shareholders, on the other hand.

Section 9.11.    Notification of Certain Matters. Each of the Company and the VGAC Parties shall give prompt notice to the other Party of: (a) any Action or investigation that would have been required to be disclosed to the other Party under this Agreement if such Party had knowledge of it as of the date hereof; (b) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.02 or Section 10.03 not to be satisfied at any time from the date of this Agreement to the Effective Time; (c) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement; (d) without limiting Section 9.01, any regulatory notice or report from a Governmental Authority in respect of the transactions contemplated by this Agreement; and (e) in the case of the Company, any information or knowledge obtained by the Company or any of its Subsidiaries that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period.

ARTICLE 10

CONDITIONS TO OBLIGATIONS

Section 10.01.    Conditions to Obligations of the VGAC Parties and the Company. The obligations of the VGAC Parties and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by all of such parties:

(a)    HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(b)    NYSE Listing Requirements. The shares of Newco Common Stock contemplated to be listed pursuant to this Agreement shall have been listed on the NYSE and shall be eligible for continued listing on the NYSE immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to the Closing).

(c)    Applicable Law. There shall not be in force any Applicable Law or Governmental Order enjoining, prohibiting, making illegal, or preventing the consummation of the Merger.

(d)    VGAC Shareholder Approval. The VGAC Shareholder Approval shall have been obtained.

(e)    Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(f)    Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

(g)    Net Tangible Assets. VGAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the consummation of the PIPE Financing and the closing of the VGAC Share Redemption.

(h)    Domestication. The Domestication shall have been consummated.

(i)    Financial Statements. The Company shall have delivered to VGAC the financial statements required to be included in the Completion 8-K.

Section 10.02.    Conditions to Obligations of the VGAC Parties. The obligations of the VGAC Parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the VGAC Parties:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.06, Section 5.09(a) and Section 5.25, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)    The representations and warranties of the Company contained in Section 5.01(c), Section 5.02 and Section 5.09(a) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii)    Each of the representations and warranties of the Company contained in Section 5.01(a), Section 5.01(b), Section 5.06 and Section 5.25 (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct as of such time), except for, in each case, such failures to be true and correct as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(b)    Covenants. Each of the covenants, obligations and agreements of the Company hereunder to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)    No Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)    Closing Deliverables. VGAC shall have received the deliverables set forth in Section 4.06(a).

Section 10.03.    Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of the VGAC Parties contained in this Agreement (without giving effect to any materiality or “VGAC Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 6.01, Section 6.02, Section 6.06, Section 6.12(b) and Section 6.22, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a VGAC Material Adverse Effect.

(ii)    The representations and warranties of the VGAC Parties contained in Section 6.01(c), Section 6.02 and Section 6.12(b) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii)    Each of the representations and warranties of the VGAC Parties contained in Section 6.01(a), Section 6.01(b), Section 6.06 and Section 6.22 (without giving effect to any materiality or “VGAC Material

Adverse Effect” or similar qualifications therein), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such time).

(b)    Covenants. Each of the covenants, obligations and agreements of the VGAC Parties hereunder to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)    No VGAC Material Adverse Effect. From the date of this Agreement, there shall not have occurred a VGAC Material Adverse Effect.

(d)    Closing Deliverables. The Company shall have received the deliverables set forth in Section 4.06(b).

(e)    Minimum Cash. Available Cash shall be greater than or equal to Minimum Cash.

Section 10.04.    Satisfaction of Conditions. All conditions to the obligations of the Company and the VGAC Parties to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.

ARTICLE 11

TERMINATION/EFFECTIVENESS

Section 11.01.    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)    by written consent of the Company and VGAC;

(b)    by either the Company or VGAC if the Closing shall not have occurred on or before September 30, 2021 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any Party whose breach of or failure to perform any provision of this Agreement results in the failure of the Closing to be consummated by such date;

(c)    by either the Company or VGAC if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable Governmental Order;

(d)    by VGAC if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to 30 days (or any shorter period of the time that remains between the date VGAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from VGAC of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided that VGAC shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if any VGAC Party is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by such VGAC Party would cause any condition set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied;

(e)    by the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the VGAC Parties set forth in this Agreement, such that the conditions specified in Section 10.03(a) or

Section 10.03(b) would not be satisfied at the Closing (a “Terminating VGAC Breach”), except that, if any such Terminating VGAC Breach is curable by any VGAC Party, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by VGAC of notice from the Company of such breach, but only as long as the VGAC Parties continue to use their reasonable best efforts to cure such Terminating VGAC Breach (the “VGAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating VGAC Breach is not cured within the VGAC Cure Period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if the Company is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by the Company would cause any condition set forth in Section 10.02(a) or Section 10.02(b) not to be satisfied; or

(f)    by either the Company or VGAC if  the VGAC Shareholder Approval is not obtained upon a vote duly taken thereon at the VGAC Extraordinary General Meeting (subject to any permitted adjournment or postponement of the VGAC Extraordinary General Meeting).

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other Section 11.01(a)) shall give notice of such termination to each other Party.

Section 11.02.    Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of any of the Parties for any (i) intentional and willful breach of this Agreement by such Party occurring prior to such termination or (ii) fraud by such Party. The provisions of Section 7.04, this Section 11.02, and Sections 12.05, 12.06, 12.07, 12.08, 12.09, 12.10, 12.13, 12.15, 12.16 and 12.17 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any defined term or other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.01.    Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent until such covenants and agreements have been fully performed, (ii) any covenants and agreements in the Surviving Provisions and (iii) any claim arising out of fraud.

Section 12.02.    Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement. No waiver of any term or condition of this Agreement shall be valid unless the waiver is in writing and signed by the waiving party.

Section 12.03.    Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:

(i) If	to any VGAC Party, to:

VG Acquisition Corp.

65 Bleecker Street, 6th Floor

New York, NY 10012

Attention: James Cahillane

Email:       james.cahillane@virgin.com

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell, LLP

450 Lexington Avenue

New York, NY 10017

Attention: William H. Aaronson

                  Derek Dostal

                  Lee Hochbaum

Email:       william.aaronson@davispolk.com

                  derek.dostal@davispolk.com

                  lee.hochbaum@davispolk.com

(ii) If	to the Company, to:

23andMe, Inc.

223 North Mathilda Avenue

Sunnyvale, CA 94086

Attention: Kathy Hibbs,

                 Chief Legal and Regulatory Officer

Email:      khibbs@23andme.com

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

One Oxford Centre, Thirty-Second Floor

Pittsburgh, PA 15219-6401

Attention: Marlee Myers

                 Todd A. Hentges

Email:      marlee.myers@morganlewis.com

                 todd.hentges@morganlewis.com

or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 12.03.

Section 12.04.    Assignment. No party hereto shall assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations under this Agreement or any part hereof without the prior written consent of the other parties hereto. Any assignment in contravention of the preceding sentence shall be null and void ab initio. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 12.05.    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the present and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 9.02, (b) from and after the Effective Time, the Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article 3, Article 4, and this Section 12.05 and (c) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equityholders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 12.05 and Section 12.15.

Section 12.06.    Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants; provided that, notwithstanding anything to the contrary, if the transactions herein contemplated are consummated, Newco shall pay or cause to be paid all (i) costs and expenses (including fees and expenses of counsel, auditors and financial and other advisors) incurred by the Company, its Subsidiaries and the VGAC Parties in connection with this Agreement and the transactions herein contemplated and (ii) deferred initial purchaser and underwriting compensation incurred by VGAC in connection with its initial public offering.

Section 12.07.    Governing Law. This Agreement, and all Actions based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, Applicable Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Applicable Laws of another jurisdiction.

Section 12.08.    Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Chancery Court and any state appellate court therefrom within the State of Delaware (or, if the Delaware Chancery Court or such state appellate court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Applicable Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.08. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.08.

Section 12.09.    Headings and Captions; Counterparts. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10.    Entire Agreement. This Agreement (including, for the avoidance of doubt, any Annexes, Appendices, Exhibits or Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule and the VGAC Disclosure Schedule), the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties hereto except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 12.11.    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties; provided that, after the VGAC Shareholder Approval has been obtained, there shall be no amendment or modification that would require the further approval of the Pre-Closing VGAC Holders under Applicable Law without such approval having first been obtained.

Section 12.12.    Publicity. Except (a) communications consistent with the final form of joint press release announcing the transactions contemplated by this Agreement and the investor presentation given to investors in connection with the announcement of the transactions contemplated by this Agreement or (b) as may be required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the VGAC Parties, on the one hand, and the Company, on the other hand, shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Authority with respect thereto, and shall not make or issue any such press release or other public written communications or otherwise make any planned public statements without the prior written consent of the other Party.

Section 12.13.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under any Applicable Law governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Applicable Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.14.    Disclosure Schedules. Each of the Company and VGAC have set forth information on their respective disclosure schedules in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure schedule need not be set forth in any other section so long as its relevance to such other section of the disclosure schedule or section of the Agreement is reasonably apparent. Any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Schedules or the VGAC Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “VGAC Material Adverse Effect,” “material adverse effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the Ordinary Course of Business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter (other than with respect to any Section of the Company Disclosure Schedules or VGAC Disclosure Schedules, as applicable, referred to in any representation or warranty in this Agreement that expressly requires listing facts, circumstances or agreements in such section of the Company Disclosure Schedules or VGAC Disclosure Schedules, as applicable), or (d) notwithstanding the foregoing in subclause (c), constitute, or be deemed to constitute, an admission to any third party in any respect concerning such item or matter.

Section 12.15.    Enforcement.

(a)    The Parties agree that irreparable damage for which monetary Damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at Applicable Law, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or Applicable Law.

(b)    Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this (b) shall not be required to provide any bond or other security in connection with any such injunction. The Parties acknowledge and agree that nothing contained in this Section 12.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 12.15 before exercising any termination right under Section 11.01 or pursuing Damages.

Section 12.16.    Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, VGAC or Merger Sub under this Agreement of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 12.17.    Legal Representation. The Company hereby agrees on behalf of itself and its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that any legal counsel (including Davis Polk & Wardwell LLP) that represented VGAC, the Sponsor and/or the VGAC Designee prior to the Closing may represent the VGAC Designee, the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees, in each case, after the Closing in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation of VGAC prior to the Closing, and each of VGAC and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of VGAC and the Company on behalf of itself and the Company Waiving Parties hereby further agrees that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Davis Polk & Wardwell LLP) that represented the VGAC Designee, the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees prior to the Closing in any way related to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the VGAC Designee and the Sponsor and may be controlled by the VGAC Designee and the Sponsor, and shall not pass to or be claimed or controlled by Newco (after giving effect to the Closing), the Surviving Corporation or any other Company Waiving Party; provided that the VGAC Designee and the Sponsor shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Company or any Company Waiving Party prior to the Closing with VGAC, the Sponsor or the VGAC Designee (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

[Signature pages follow.]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

VG ACQUISITION CORP

By:	/s/ Evan Lovell
Name: Evan Lovell
Title: Chief Financial Officer

CHROME MERGER SUB, INC.

By:	/s/ James Cahillane
Name: James Cahillane
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

23ANDME, INC.

By:	/s/ Anne Wojcicki
Name: Anne Wojcicki
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

Execution Copy

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of February 13, 2021 (this “Amendment”), is entered into by and among VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), Chrome Merger Sub, Inc., a Delaware corporation and a wholly owned direct Subsidiary of VGAC (“Merger Sub” and, together with VGAC, the “VGAC Parties”), and 23andMe, Inc., a Delaware corporation (the “Company”), with reference to that certain Agreement and Plan of Merger dated as of February 4, 2021 (the “Merger Agreement”) by and among the VGAC Parties and the Company. Capitalized terms used and not otherwise defined herein have the meanings given such terms in the Merger Agreement.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the VGAC Parties and the Company hereby agree as follows:

1.    Amendments to Merger Agreement regarding Vested Company Options.

(a)    The definitions of “Rollover Elected Vested Options” and “Rollover Eligible Holders” set forth in Section 1.01 of the Merger Agreement are each hereby deleted.

(b)    Section 4.02(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a)    At the Effective Time, all Vested Company Options outstanding and unexercised immediately prior to the Effective Time will, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be assumed by VGAC, and each such Vested Company Option shall be converted into a stock option (a “Vested Converted Option”) to purchase shares of Newco Class A Common Stock. Each such Vested Converted Option as so assumed and converted shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Vested Company Option immediately before the Effective Time (such as expiration date and exercise provisions), except that, as of the Effective Time, each such Vested Converted Option as so assumed and converted shall be exercisable for that number of shares of Newco Class A Common Stock determined by multiplying the number of Company Shares subject to such Vested Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Vested Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided, that the exercise price and the number of shares of Newco Class A Common Stock purchasable under each Vested Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Vested Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Newco Class A Common Stock purchasable under such Vested Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code. As of the Effective Time, all Vested Company Options shall no longer be outstanding and each holder of Vested Converted Options shall cease to have any rights with respect to such Vested Company Options, except as set forth in this Section 4.02(a).”

(c)    Section 4.02(b) of the Merger Agreement is hereby amended to (i) strike the phrase “and all of the Rollover Elected Vested Options” appearing in the first sentence of such section, and (ii) strike the phrase “and Rollover Elected Vested Options” in each instance in which it appears in the last sentence of such section.

(d)    Section 9.09 of the Merger Agreement is hereby amended to strike the phrase “Rollover Elected Vested Options, if any” appearing in the ninth line of such Section, and replacing such deleted phrase with the phrase “Vested Converted Options”.

(e)    The form of Equity Incentive Plan attached as Annex G to the Merger Agreement is hereby amended to strike the defined term “Rollover Elected Vested Options” each time it appears in footnotes 1 and 2 of such Annex G, and to replace such deleted term with the defined term “Vested Converted Options”.

(f)    Section 4.02(a) of the Company Disclosure Letter is hereby deleted in its entirety.

2.    Effect of Amendment. Except as specifically amended by this Amendment, the terms and conditions of the Merger Agreement shall remain unmodified and in full force and effect. In the event of any inconsistencies between the terms of this Amendment and any terms of the Merger Agreement, the terms of this Amendment shall govern and prevail. Upon the effectiveness of this Amendment, each reference (i) in the Merger Agreement to “this Agreement,” “hereunder,” “herein,” “hereof” or words of like import referring to the Merger Agreement shall mean and refer to the Merger Agreement as amended by this Amendment, and (ii) in any other related document or instrument to the “Merger Agreement,” “thereunder,” “therein,” “thereof” or words of like import referring to the Merger Agreement shall mean and refer to the Merger Agreement as amended by this Amendment.

3.    Miscellaneous.

(a)    Incorporation of Prior Agreements; Amendments; Binding Effect. This Amendment contains all of the agreements of the parties hereto, and supersedes any other agreements, with respect to any matter covered or mentioned in this Amendment, and no prior agreement or understanding pertaining to any such matter shall be effective for any purpose. No provision of this Amendment may be amended or added to except in compliance with the Merger Agreement. This Amendment shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

(b)    Heading and Captions; Counterparts. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

[remainder of page intentionally left blank; signature page follows ]

B-2

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed by its respective duly authorized representative as of the date first written above.

VG ACQUISITION CORP.

By:	/s/ Evan Lovell

Name:	Evan Lovell
Title:	Chief Financial Officer

CHROME MERGER SUB, INC.

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Secretary

23ANDME, INC.

By:	/s/ Anne Wojcicki

Name:	Anne Wojcicki
Title:	Chief Executive Officer

Signature Page to Amendment to Merger Agreement

B-3

Annex C

Execution Version

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of March 25, 2021 (this “Amendment”), is entered into by and among VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), Chrome Merger Sub, Inc., a Delaware corporation and a wholly owned direct Subsidiary of VGAC (“Merger Sub” and, together with VGAC, the “VGAC Parties”), and 23andMe, Inc., a Delaware corporation (the “Company”), with reference to that certain Agreement and Plan of Merger dated as of February 4, 2021, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 13, 2021 (the “First Amendment”) by and among the VGAC Parties and the Company (as it may be amended, restated or otherwise modified from time to time, the “Merger Agreement”). Capitalized terms used and not otherwise defined herein have the meanings given such terms in the Merger Agreement.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the VGAC Parties and the Company hereby agree as follows:

1. Amendments to Merger Agreement Regarding Company RSUs.

(a) Section 1.01 of the Merger Agreement is hereby amended by adding the following defined terms in their respective alphabetical locations therein:

“ ‘Company RSU’ means each outstanding restricted stock unit of the Company issued pursuant to any equity incentive plan sponsored or maintained by the Company, including, without limitation, the 23andMe, Inc. Equity Incentive Plan, granted prior to the Effective Time to any current or former Service Provider of the Company (each such Service Provider, a ‘Company RSU Holder’).”

“ ‘Converted RSU’ has the meaning given to such term in Section 4.02(d).”

(b) Section 4.02 of the Merger Agreement is hereby amended by (i) adding “and Company RSUs” to the heading thereof and (ii) adding the following new clause (d) immediately following clause (c) thereof, which new clause (d) shall read as follows:

“(d) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, automatically and without any action on the part of any Company RSU Holder or beneficiary thereof, will be assumed by VGAC and converted into a restricted stock unit (each, a “Converted RSU”) issued by VGAC. Each such Converted RSU as so assumed and converted shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company RSU immediately before the Effective Time (including vesting, expiration date and payment date), except that, as of the Effective Time, each such Converted RSU as so assumed and converted shall reference such number of shares of Newco Class A Common Stock determined by multiplying the number of Company Shares referenced in such Company RSU immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares; provided, that the number of shares of Newco Class A Common Stock into which each Converted RSU shall be convertible shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.”

(c) Section 4.02(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) Prior to the Effective Time, the Company shall deliver to each Company Optionholder and each Company RSU Holder a notice setting forth the effect of the Merger on such Company Optionholder’s

Company Options or such Company RSU Holder’s Company RSUs, as applicable, and describing the treatment of such Company Options or Company RSUs, as applicable, in accordance with this Section 4.02.”

(d) The last sentence of Section 5.06(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Other than the Company Shares shown on Section 5.06(a) of the Company Disclosure Schedule, Company Shares issued upon the exercise of Company Options after January 30, 2021, the Company Shares issued upon the conversion of the Company Preferred Stock into shares of Company Class B Common Stock immediately prior to the Effective Time, and Company Options and Company RSUs outstanding as of January 30, 2021 or issued after such date in compliance with this Agreement, there are no other issued or outstanding Equity Securities of the Company.”

(e) Clause (b) of Section 7.01 of the Merger Agreement is hereby amended to insert the phrase “or Company RSUs (but only to the extent not vested or vesting at or prior to the Effective Time)” immediately after the phrase “Company Options” appearing in the penultimate line of such clause (b).

(f) Section 9.09 of the Merger Agreement is hereby amended to insert the phrase “or Company RSUs” immediately after the phrase “unvested Company Options” appearing in the eighth line of such Section.

2. Amendments to Merger Agreement Regarding Listing Requirements.

(a) Section 1.01 of the Merger Agreement is hereby amended by adding the following defined terms in their respective alphabetical locations therein:

“ ‘Designated Stock Exchange’ means (i) Nasdaq or (ii) if the shares of Newco Common Stock contemplated to be listed by this Agreement shall not have been listed on Nasdaq or been eligible for continued listing on Nasdaq immediately following the Closing, the NYSE.”

“ ‘Nasdaq’ means the Nasdaq Global Select Market.”

(b) Section 6.03 of the Merger Agreement is hereby amended to strike the phrase “the NYSE” appearing in the last sentence of such section and replace such deleted phrase with the phrase “the Designated Stock Exchange.”

(c) Section 8.02 of the Merger Agreement is hereby amended (i) to strike the phrase “NYSE Listing” appearing in the heading thereof and replace such deleted phrase with the phrase “NYSE Listing and Nasdaq Listing,” and (ii) to strike the phrase “the NYSE” in the second sentence thereof and replace such deleted phrase with the phrase “the Designated Stock Exchange.”

(d) Section 9.01(a) of the Merger Agreement is hereby amended (i) to strike the phrase “the NYSE” appearing in clause (z) thereof and replace such deleted phrase with the phrase “the Designated Stock Exchange” and (ii) to strike the phrase “the NYSE” in the second sentence thereof and replace such deleted phrase with the phrase “the Designated Stock Exchange.”

(e) Section 9.01(b) of the Merger Agreement is hereby amended to strike the phrase “the NYSE” and replace such deleted phrase with the phrase “the Designated Stock Exchange.”

(f) Section 9.04(b) of the Merger Agreement is hereby amended to strike the phrase “to the SEC or the NYSE” appearing in the fourth sentence thereof and replace such deleted phrase with the phrase “to the SEC, the NYSE or Nasdaq.”

(g) Section 10.01(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Listing Requirements. The Newco Class A Common Stock shall have been listed on the Designated Stock Exchange and shall be eligible for continued listing on the Designated Stock Exchange immediately following the Closing.”

3. Effect of Amendment. Except as specifically amended by this Amendment, the terms and conditions of the Merger Agreement shall remain unmodified and in full force and effect. In the event of any inconsistencies between the terms of this Amendment and any terms of the Merger Agreement, the terms of this Amendment shall govern and prevail. Upon the effectiveness of this Amendment, each reference (i) in the Merger Agreement to “this Agreement,” “hereunder,” “herein,” “hereof” or words of like import referring to the Merger Agreement shall mean and refer to the Merger Agreement as amended by this Amendment, and (ii) in any other related document or instrument to the “Merger Agreement,” “thereunder,” “therein,” “thereof” or words of like import referring to the Merger Agreement shall mean and refer to the Merger Agreement as amended by this Amendment.

4. Miscellaneous.

(a) Incorporation of Prior Agreements; Amendments; Binding Effect. This Amendment contains all of the agreements of the parties hereto, and supersedes any other agreements, with respect to any matter covered or mentioned in this Amendment, and no prior agreement or understanding pertaining to any such matter shall be effective for any purpose. No provision of this Amendment may be amended or added to except in compliance with the Merger Agreement. This Amendment shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

(b) Heading and Captions; Counterparts. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

[remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed by its respective duly authorized representative as of the date first written above.

VG ACQUISITION CORP.

By:	/s/ Evan Lovell
Name:	Evan Lovell
Title:	Chief Financial Officer

CHROME MERGER SUB, INC.

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Secretary

23ANDME, INC.

By:	/s/ Anne Wojcicki
Name:	Anne Wojcicki
Title:	Chief Executive Officer

Signature Page to Amendment to Merger Agreement

Annex D

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

VG ACQUISITION CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 1 OCTOBER 2020 AND

EFFECTIVE ON 1 OCTOBER 2020)

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

VG ACQUISITION CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 1 OCTOBER 2020 AND

EFFECTIVE ON 1 OCTOBER 2020)

1	The name of the Company is VG Acquisition Corp.

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5

The share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7

Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

VG ACQUISITION CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 1 OCTOBER 2020 AND

EFFECTIVE ON 1 OCTOBER 2020)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the New York Stock Exchange, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share, or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means VG Acquisition Sponsor LLC, a Cayman Islands limited liability company, and its successors or assigns.

“Statute”	means the Companies Law (2020 Revision) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)

Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO; and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Share Conversion

17.1

The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2

Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

17.4

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

20.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

20.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

20.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20.8

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21	Notice of General Meetings

21.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9

If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.

22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1

Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

25.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

27.1	There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2

The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

28	Powers of Directors

28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1

Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4

Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests

33.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3

The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law).

35.4

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6

The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:

(a)

courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)

cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Combination

49.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a

Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination.

49.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6

A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7

In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8	In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO; or

(b)	with respect to any other material provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.

49.11

A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.12

As long as the securities of the Company are listed on the New York Stock Exchange, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.13

The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50	Business Opportunities

50.1

To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2

Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

ANNEX E

FORM OF

CERTIFICATE OF DOMESTICATION

OF

VG ACQUISITION CORP.

(Pursuant to Section 388 of the General

Corporation Law of the State of Delaware)

VG Acquisition Corp., a Cayman Islands exempted company limited by shares, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “23andMe Holding Co.”, and referred to herein after such time as the “Corporation”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1.	The Corporation was originally incorporated on the 19th day of February, 2019 under the laws of the Cayman Islands.

2.	The name of the Corporation immediately prior to the filing of this Certificate of Domestication is VG Acquisition Corp.

3.

Upon the effectiveness of this Certificate of Domestication, the certificate of incorporation of the Corporation shall be the certificate of incorporation attached as Exhibit A hereto (the “Certificate of Incorporation”). The name of the Corporation as set forth in the Certificate of Incorporation is 23andMe Holding Co.

4.

The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Corporation immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5.

The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of VG Acquisition Corp. and the conduct of its business or by applicable non-Delaware law, as appropriate.

IN WITNESS WHEREOF, VG Acquisition Corp. has caused this Certificate of Domestication to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of [●], 2021.

VG ACQUISITION CORP.

By:
Name:
Title:

Exhibit A

CERTIFICATE OF INCORPORATION

OF

23ANDME HOLDING CO.

[●], 2021

ARTICLE I

NAME

The name of the corporation is 23andMe Holding Co. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporate Law of the State of Delaware as the same exists or may hereafter be amended (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III

REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, City of Dover, County of Kent, Delaware 19901. The name of the Corporation’s registered agent at such address is Incorporating Services, Ltd.

ARTICLE IV

CAPITALIZATION

Section 4.1    Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 1,500,000,000 shares, including (a) 1,490,000,000 shares of common stock, of which (i) 1,140,000,000 shares are designated Class A Common Stock (the “Class A Common Stock”) (ii) 350,000,000 shares are designated Class B Common Stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).

Section 4.2    Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3    Common Stock.

(a)    Voting.

(i)    The holders of shares of Class A Common Stock shall be entitled to one vote for each such share on each matter, including the election of directors, properly submitted to the stockholders on which the holders of the Class A Common Stock are entitled to vote.

(ii)    The holders of shares of Class B Common Stock shall be entitled to 10 votes for each such share on each matter, including the election of directors, properly submitted to the stockholders on which the holders of the Class B Common Stock are entitled to vote.

(iii)    Except as otherwise required by law or this Certificate of Incorporation (or any Preferred Stock Designation made hereunder), at any annual or special meeting of the stockholders of the Corporation, the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate of Incorporation (or any Preferred Stock Designation made hereunder), the holders of the Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (or any Preferred Stock Designation made hereunder) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (or any Preferred Stock Designation made hereunder) or the DGCL.

(b)    Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions; provided, however, that (A) no dividend shall be declared or paid on shares of any class of Common Stock unless the same dividend with the same record date and payment date shall be declared and paid on the shares of all classes of Common Stock; (B) in the event of dividends declared and paid in the form of shares of Common Stock or rights to acquire shares of Common Stock, (1) the holders of Class A Common Stock shall only receive a dividend in the form of shares of Class A Common Stock or rights to acquire shares of Class A Common Stock (as the case may be), and (2) the holders of Class B Common Stock shall only receive a dividend in the form of shares of Class B Common Stock or rights to acquire shares of Class B Common Stock (as the case may be); provided, however, that the holders of Class B Common Stock may receive a dividend in the form of shares of Class A Common Stock, or rights to acquire shares of Class A Common Stock (as the case may be), if such dividend is received by the holders of all Common Stock.

(c)    Liquidations. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

(d)    Class B Common Stock Conversions.

(i)    Optional Conversion. At the option of the holder thereof, each share of Class B Common Stock shall be convertible, at any time or from time to time, into one fully paid and nonassessable share of Class A Common Stock as provided herein. Each holder of Class B Common Stock who elects to convert the same into shares of Class A Common Stock shall surrender the certificate or certificates, or notice or notices of issuance (if held in book-entry form), therefor, duly endorsed, at the office of the

Corporation or any transfer agent for the Class A Common Stock or Class B Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted. Thereupon the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates, or a notice or notices of issuance (if held in book-entry form), for the number of shares of Class A Common Stock to which such holder is entitled upon such conversion and a certificate or notice of issuance (if held in book-entry form) for the number (if any) of the shares of Class B Common Stock represented by the surrendered certificate or notice of issuance that were not converted into Class A Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing, or the notice or notices of issuance (if held in book-entry form) of, the shares of Class B Common Stock to be converted, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

(ii)    Automatic Conversion. Each share of Class B Common Stock shall automatically, without further action, be converted into one fully paid and nonassessable share of Class A Common Stock as provided herein upon the Transfer (as defined below) of such share; provided, however, that a Transfer of Class B Common Stock by a Class B Common Stockholder (as defined below) or such Class B Common Stockholder’s Permitted Entities (as defined below) to another Class B Common Stockholder or such other Class B Common Stockholder’s Permitted Entities shall not trigger such automatic conversion; provided further, that a Transfer by a Class B Common Stockholder to any of the following Permitted Entities, or from any of the following Permitted Entities back to such Class B Common Stockholder or to any other Permitted Entity by or for such Class B Common Stockholder shall not trigger such automatic conversion:

(1)    a trust for the benefit of such Class B Common Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such Class B Common Stockholder (a “Clause (i) Permitted Trust”); provided, that in the event and at such time as such Class B Common Stockholder is no longer the exclusive beneficiary of such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one fully paid and nonassessable share of Class A Common Stock;

(2)    a trust for the benefit of persons other than such Class B Common Stockholder so long as such Class B Common Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Class B Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property, or other consideration (other than an interest in such trust) to such Class B Common Stockholder (a “Clause (ii) Permitted Trust”); provided, that in the event and at such time as such Class B Common Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one fully paid and nonassessable share of Class A Common Stock;

(3)    a trust under the terms of which such Class B Common Stockholder has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code (the “Code”) or a reversionary interest so long as such Class B Common Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust (a “Clause (iii) Permitted Trust”); provided, that in the event and at such time as such holder of Class B Common Stock no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one fully paid and nonassessable share of Class A Common Stock;

(4)    an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus, or other type of plan or trust of which such Class B Common Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class B Common Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust (each, a “Permitted IRA”); provided, that in the event and at such time as such Class B Common Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus, or other type of plan or trust shall automatically convert into one fully paid and nonassessable share of Class A Common Stock;

(5)    a corporation in which such holder of Class B Common Stock directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that such Class B Common Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation (a “Permitted Corporation”); provided that in the event and at such time as such Class B Common Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, each share of Class B Common Stock then held by such corporation shall automatically convert into one fully paid and nonassessable share of Class A Common Stock;

(6)    a partnership in which such Class B Common Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that such Class B Common Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership (a “Permitted Partnership”); provided that in the event and at such time as the Class B Common Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership, each share of Class B Common Stock then held by such partnership shall automatically convert into one fully paid and nonassessable share of Class A Common Stock;

(7)    a limited liability company in which such Class B Common Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that such Class B Common Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company (a “Permitted LLC”); provided that in the event and at such time as such Class B Common Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company, each share of Class B Common Stock then held by such limited liability company shall automatically convert into one fully paid and nonassessable share of Class A Common Stock; or

(8)    if such Class B Common Stockholder is not a natural person, a natural person who has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such Class B Common Stockholder at the time of the Transfer thereof (a “Permitted Owner”).

Notwithstanding the foregoing, if the shares of Class B Common Stock held by a Clause (ii) Permitted Trust or a Clause (iii) Permitted Trust would constitute stock of a “controlled corporation” (as defined in Section 2036(b)(2) of the Code), then such shares of Class B Common Stock will not automatically convert into Class A Common Stock if such Class B Common Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Class B Common Stock would no longer constitute stock of a “controlled corporation” pursuant to the Code (such time is referred to as the “Voting Shift”). If a Class B

Common Stockholder does not, within thirty (30) business days following the Voting Shift, directly or indirectly assume sole exclusive Voting Control with respect to such shares of Class B Common Stock, each such share of Class B Common Stock shall automatically convert into one fully paid and nonassessable share of Class A Common Stock.

(iii)    Administration. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock as provided in this Section 4.3(d) and the dual class common stock structure provided for in this Certificate of Incorporation, including, without limitation, the issuance of stock certificates or notices of issuance (if held in book-entry form) in connection with any such conversion, as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been made on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class B Common Stock into Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be immediately and automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be the exclusive evidence of the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes and series of shares held by each such stockholder and the number of shares of each class held by such stockholder. Each share of Class B Common Stock that is converted pursuant to this Section 4.3(d) shall be retired by the Corporation and shall not be reissued.

(iv)    Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose.

(v)    Definitions. For purposes of this Section 4.3(d):

(1)    “Class B Common Stockholder” shall mean any holder of Class B Common Stock which was issued to such holder by the Corporation, and any Permitted Entity.

(2)    “Permitted Entity” shall mean, with respect to any Class B Common Stockholder, any Clause (i) Permitted Trust, Clause (ii) Permitted Trust, Clause (iii) Permitted Trust, Permitted IRA, Permitted Corporation, Permitted Partnership, Permitted LLC or Permitted Owner.

(3)    “Transfer” shall mean, with respect to a share of Class B Common Stock, any sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including without limitation the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b) the pledge of shares of Class B Common Stock that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the holder of such Class B Common Stock making the pledge continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Class B Common Stock or other similar action by the pledge shall constitute a “Transfer”; or (c) the fact that the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock.

(4)    “Voting Control” shall mean, with respect to a share of Class B Common Stock, the power to vote or direct the voting of such share by proxy, voting agreement or otherwise.

(e)    Equal Status. Except as expressly set forth in this Section 4, each class of Common Stock shall have the same rights and powers of, rank equally to, share ratably with, and be identical in all respects and as to all matters to, one another. If the Corporation in any manner subdivides or combines the outstanding shares of any class of Common Stock, then the outstanding shares of the other classes of Common Stock will be subdivided or combined in the same proportion and manner.

(f)    No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

Section 4.4    Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Section 4.5    No Class Vote on Changes in Authorized Number of Shares of Stock. Subject to the rights of the holders of any outstanding series of the Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least two-thirds (66.7%) of the voting power of the stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1    Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate of Incorporation or the current Bylaws of the Corporation (the “Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Certificate of Incorporation and the Bylaws.

Section 5.2    Number, Election and Term.

(a)    Subject to Section 5.5, the number of directors of the Corporation shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b)    Other than those directors, if any, elected by the holders of the Preferred Stock pursuant to Section 5.5, the Board shall be and is divided into three classes: Class I, Class II and Class III. In case of any increase or decrease, from time to time, such classes shall be as nearly equal in number of directors as possible. Except for the terms of such additional directors, if any, as elected by the holders of the Preferred Stock pursuant to Section 5.5, each director shall serve for a term ending on the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided, however that the directors first elected to Class I shall serve for a term ending on the Corporation’s first annual meeting of stockholders following the effective date of this Certificate of Incorporation, the directors first elected to Class II shall serve for a term ending on the Corporation’s second annual meeting of stockholders following the effective date of this Certificate of Incorporation and the directors first elected to Class III shall serve for a term ending on the Corporation’s third annual meeting of stockholders following the effective date of this Certificate of Incorporation. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified, or until such director’s prior death, resignation, retirement, disqualification or other removal. At each annual election, directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed unless, by reason of any intervening changes in the authorized number of directors, the Board of Directors shall designate one or more directorships whose term then expires as directorships of another class in order more nearly to achieve equality of number of directors among the classes.

(c)    Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights.

Section 5.3    Newly Created Directorships and Vacancies. Subject to Section 5.5 and notwithstanding the requirement that the three classes shall be as nearly equal in number of directors as possible, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the director to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to more than one class, the Board shall allocate such directorship to that of the available class whose term of office is due to expire at the earliest date following such allocation.

Section 5.4    Removal. Subject to Section 5.5 hereof and except as otherwise provided for by this Certificate of Incorporation, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least two-thirds (67%) of the voting power of all then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors or class of directors, voting together as a single class.

Section 5.5    Preferred Stock – Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in or permitted by this Certificate of Incorporation (or in an applicable Preferred Stock Designation made hereunder) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate of Incorporation (or in an applicable Preferred Stock Designation made hereunder), the affirmative vote of the holders of at least two-thirds (66.7%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1    Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied.

Section 7.2    Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3    Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders of the Corporation.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1    Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2    Indemnification and Advancement of Expenses.

(a)    To the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended, the Corporation shall indemnify, defend and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit, investigation, arbitration or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or any of its subsidiaries or, while a director or officer of the Corporation or any of its subsidiaries, is or was serving at the request of the

Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes, and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay as incurred the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition (including by making payment directly to applicable third parties if requested by the indemnitee); provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses (which are, for the avoidance of doubt, indemnified proceedings and expenses), the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was, or is, authorized by the Board.

(b)    The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)    Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)    This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

BUSINESS COMBINATIONS

Section 9.1    Opt Out of DGCL 203. The Corporation expressly elects not to be governed by Section 203 of the DGCL.

Section 9.2    Limitations on Business Combinations. Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a)    prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

(b)    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c)    at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

Section 9.3    Definitions. For purposes of this Article IX, the term:

(a)    “Affiliate” means, with respect to any person, any other person that controls, is controlled by, or is under common control with such person.

(b)    “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c)    “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation: (A) with the interested stockholder; or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 9.2 is not applicable to the surviving entity;

(ii)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)    any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) – (E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv)    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)    any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d)    “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e)    “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this proviso shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f)    “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(i)    beneficially owns such stock, directly or indirectly; or

(ii)    has: (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii)    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(g)    “person” means any individual, corporation, partnership, unincorporated association or other entity.

(h)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(i)    “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

ARTICLE X

AMENDMENT OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

The Corporation reserves the right to at any time and from time to time amend, alter, change or repeal any provision contained in this Certificate of Incorporation (or any Preferred Stock Designation made hereunder), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and, except as may otherwise be explicitly set forth in this Certificate of Incorporation, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of this Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least two-thirds (67%) of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 11.1    Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the By-Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Section 11.2    Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 11.3    Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Annex F

FORM OF

AMENDED AND RESTATED BYLAWS

OF

23ANDME HOLDING CO.

ARTICLE I

OFFICES

Section 1.1.    Registered Office. The registered office of 23andMe Holding Co. (the “Corporation”) within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2.    Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1.    Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting; provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2.    Special Meetings. Subject to the rights of the holders of any outstanding series of the Preferred Stock and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3.    Notices. Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4.    Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”), or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5.    Voting of Shares.

(a)    Voting Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b)    Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3); provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

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(c)    Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

(i)    (i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii)    (ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d)    Required Vote. Subject to the rights of the holders of one or more series of preferred stock of the Corporation (“Preferred Stock”), voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e)    Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

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Section 2.6.    Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7.    Advance Notice for Business.

(a)    Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.3 will be considered for election at such meeting.

(i)    In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii)    To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the

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proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii)    The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv)    In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b)    Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.3.

(c)    Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8.    Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present;

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(c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9.    Consents in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders of the Corporation.

ARTICLE III

DIRECTORS

Section 3.1.    Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware.

Section 3.2.    Number. The Board shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed at nine members and thereafter from time to time by the Board. The Board of Directors shall be divided into three classes of directors, and each class of directors will serve for such terms, as are set forth in the Certificate of Incorporation.

Section 3.3.    Advance Notice for Nomination of Directors.

(a)    Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.3 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.3.

(b)    In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on

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the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.3.

(c)    Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.3 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d)    To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation, if any, that are owned beneficially or of record by the person, (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the nomination or the Corporation; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e)    If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.3 or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.3, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.3, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f)    In addition to the provisions of this Section 3.3, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

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Section 3.4.    Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1.    Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2.    Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board and may be held pursuant to Section 9.5(b).

Section 4.3.    Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4.    Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each director whether or not present at the time of adjournment, or at least three days’ notice by mail. Any business may be transacted at an adjourned meeting that may have been transacted at the meeting as originally called.

Section 4.5.    Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent

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thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6.    Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1.    Establishment. The Board may by resolution passed by a majority of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2.    Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to the stockholders for approval; or (b) adopting, amending or repealing any bylaw of the Corporation. The Board shall have the power to rescind any action of any committee, but no such rescission shall have retroactive effect.

Section 5.3.    Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4.    Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article IV of these Bylaws.

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ARTICLE VI

OFFICERS

Section 6.1.    Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a President, a Secretary and such other officers (including without limitation, a Chief Financial Officer, a Chairman, Vice Presidents, Assistant Secretaries, a Treasurer and Assistant Treasurers) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a)    Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the activities of the Corporation subject to the ultimate authority of the Board and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Company (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(b)    Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c)    President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d)    Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e)    Secretary.

(i)    The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board,

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Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii)    The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f)    Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g)    Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h)    Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2.    Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3.    Other Officers. The Board may delegate the power to appoint such other officers and agents and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4.    Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1.    Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2.    Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations,

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preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3.    Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4.    Consideration and Payment for Shares.

(a)    Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b)    Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5.    Lost, Destroyed or Wrongfully Taken Certificates.

(a)    If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b)    If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

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Section 7.6.    Transfer of Stock.

(a)    If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i)    in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii)    (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii)    the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv)    the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v)    such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b)    Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7.    Lock-Up.

(a)    Subject to Section 7.7(b), the Locked-up Holders may not Transfer any Lock-up Shares until the end of the Lock-up Period. The Lock-up Shares shall carry appropriate legends indicating the restrictions on Transfer imposed by this Section 7.7, including as required by Section 151(f) of the DGCL in respect to uncertificated stock.

(b)    Notwithstanding the provisions set forth in Section 7.7(a), the Locked-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) in the case of an individual, (i) by gift to an immediate family member, a charitable organization or a trust or other entity formed for estate planning purposes for the benefit of an immediate family member, (ii) by will, intestacy or by virtue of laws of descent and distribution upon the death of such individual, or (iii) pursuant to a qualified domestic relations order, (b) in the case of a corporation, limited liability company, partnership, trust or other entity, to any stockholder, member, partner or trust beneficiary as part of a distribution, or to any corporation, partnership or other entity that is an affiliate (as defined in Rule 405 of the Securities Act of 1933, as amended) of the Locked-up Holder, (c) in the event of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, or (d) to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase shares of Common Stock held by such Locked-up Holder in satisfaction of any tax withholding or exercise price obligations through cashless surrender or otherwise, provided that any shares of Common Stock issued upon exercise of such option or other rights shall remain subject to the terms of this Letter Agreement; provided, however, that, in the case of clauses (a) and (b), such transferees shall enter into

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a written agreement with the Company agreeing to be bound by the transfer restrictions set forth herein; and provided further with respect to clauses (a) and (b), that any such transfer shall not involve a disposition for value.

(c)    For purposes of this Section 7.7:

(i)    the term “immediate family” means any relationship by blood, marriage, or domestic relationship;

(ii)    the term “Lock-up Period” means the period beginning on the closing date of the VGAC Transaction and ending on the date that is 180 days after the closing date of the VGAC Transaction;

(iii)    the term “Lock-up Shares” means the shares of common stock received by the stockholders of the Corporation after the date of the adoption of these Bylaws as consideration in the VGAC Transaction; provided, that, for clarity, shares of common stock issued in connection with the Domestication (as defined in the Merger Agreement) or the PIPE Financing (as defined in the Merger Agreement) shall not constitute Lock-up Shares;

(iv)    the term “Locked-up Holders” means the holders of Lock-up Shares;

(v)    the term “Merger Agreement” means that certain Agreement and Plan of Merger dated February 4, 2021, by and among the Corporation, Chrome Merger Sub, Inc., a Delaware corporation, and 23andMe, Inc., a Delaware corporation, as amended from time to time.

(vi)    the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Locked-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.7(b);

(vii)    the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); and

(viii)    the term “VGAC Transaction” means the merger of Chrome Merger Sub, Inc., a Delaware corporation, with and into 23andMe, Inc., a Delaware corporation, with 23andMe, Inc. surviving, pursuant to and as contemplated by the Merger Agreement.

Section 7.8.    Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

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Section 7.9.    Effect of the Corporation’s Restriction on Transfer.

(a)    A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b)    A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares prior to or within a reasonable time after the issuance or transfer of such shares.

Section 7.10.    Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1.    Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify, defend and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit, investigation, arbitration or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or any of its subsidiaries or, while a director or officer of the Corporation or any of its subsidiaries, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes, and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay as incurred the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition (including by making payment directly to applicable third parties if requested by the Indemnitee). Notwithstanding the foregoing provisions of this Section 8.1, except for proceedings to enforce rights to indemnification (which are, for the avoidance of doubt, indemnified proceedings), the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was, or is, authorized by the Board.

Section 8.2.    Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, the Corporation shall to the fullest extent not prohibited by applicable law pay as incurred the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any

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proceeding in advance of its final disposition (including by making payment directly to applicable third parties if requested by the Indemnitee); provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2, except for proceedings to enforce rights to indemnification and advancement of expenses (which are, for the avoidance of doubt, indemnified proceedings and expenses), the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was, or is, authorized by the Board. Notwithstanding the foregoing provisions of this Section 8.2, except for proceedings to enforce rights to advancement of expenses (which are, for the avoidance of doubt, indemnified expenses), the Corporation shall advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was, or is, authorized by the Board.

Section 8.3.    Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4.    Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Article VIII shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, the Corporation’s certificate of incorporation, these Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Section 8.5.    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

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Section 8.6.    Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7.    Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided, however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least two-thirds of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8.    Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9.    Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10.    Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1.    Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

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Section 9.2.    Fixing Record Dates.

(a)    In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b)    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3.    Means of Giving Notice.

(a)    Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b)    Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when

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deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c)    Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d)    Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e)    Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful. Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230 (b) of the DGCL. The exception in subsection (1) of the first sentence of this

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paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4.    Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5.    Meeting Attendance via Remote Communication Equipment.

(a)    Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i)    participate in a meeting of stockholders; and

(ii)    be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b)    Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6.    Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7.    Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8.    Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to

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execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9.    Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10.    Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11.    Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12.    Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13.    Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14.    Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15.    Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting (except as otherwise provided in Section 8.7) power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

*        *         *

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ANNEX G	EXECUTION VERSION

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of February 4, 2021, is made and entered into by and among 23andMe, VGAC, Credit Suisse as representative of the several Underwriters, Sponsor, the Insiders and the Holders (as each such term is defined below, together, each individually a “Party and collectively the “Parties”), in respect of and in reference to:

(A)    that certain Underwriting Agreement dated October 1, 2020 (the “Underwriting Agreement”), between VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), and Credit Suisse Securities (USA) LLC, a Delaware limited liability company (“Credit Suisse”), as representative of the several Underwriters named in Schedule 1 thereto (the “Underwriters”);

(B)    that certain Letter Agreement dated October 1, 2020 (the “Insider Letter”) among VGAC, VG Acquisition Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”) and each of the Insiders (as such term is defined therein, the “Insiders”);

(C)    that certain Warrant Agreement dated October 1, 2020 (the “Warrant Agreement”), between VGAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (“Warrant Agent”); and

(D)    that certain Registration Rights Agreement dated October 1, 2020 (the “Registration Rights Agreement”) by and among VGAC, Sponsor and each of the other Holders (as such term is defined therein, together with Sponsor, the “Holders”).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, VGAC, 23andMe, Inc., a Delaware corporation (“23andMe”), and certain other persons party thereto, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Transaction Agreement”) whereby the parties thereto intend to effect a business combination between VGAC and 23andMe, on the terms and subject to the conditions set forth therein (collectively, the “Transactions”), including the domestication of VGAC into Delaware as a corporation organized under the laws of the State of Delaware (the “Continuing Delaware Corporation”) pursuant to Section 388 of the Delaware General Corporation Law (the “Domestication”);

WHEREAS, as of the date hereof, Sponsor, each Insider and each Holder, in its respective capacity as such, is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) the number of Class A ordinary shares, par value $0.0001, of the Company (“Class A Shares”) set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit, (ii) private placement warrants (the “Warrants”) to purchase an aggregate number of Class A Shares set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit, and (iii) the number of Class B ordinary shares, par value $0.0001, of the Company (“Class B Shares”) set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit;

WHEREAS, as part of the Transactions, effective as of and contingent upon the Domestication (as such term is defined in the Transaction Agreement), each of the Class A Shares and Class B Shares will be converted, by operation of law, into the same number of shares of Class A Common Stock, par value $0.0001, of the Continuing Delaware Corporation (“Class A Common Stock”); and

WHEREAS, each of the Parties desires to enter into and deliver this Agreement to facilitate the Transactions and the business combination to be effected thereby, and to clarify and to the extent applicable waive or amend certain provisions of each of the Underwriting Agreement, the Warrant Agreement, the Insider Letter and the Registration Rights Agreement (together, the “Affected Agreements”), in each case on the terms and subject to the conditions herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree (as applicable to such Party) as follows:

1.    Underwriting Agreement. VGAC and Credit Suisse, on its own behalf and as representative of the several Underwriters, hereby agree as follows:

(a)    The Underwriting Agreement provides for certain representations and warranties and agreements in relation to Ordinary Shares, Founders Shares and the Amended and Restated Memorandum and Articles of Association (as such terms are defined in the Underwriting Agreement). From and after the time and date of the Domestication, such terms shall be deemed to refer to the Class A Common Stock and the certificate of incorporation and bylaws of the Continuing Delaware Corporation adopted in connection with the Domestication, respectively. In furtherance thereof, the Domestication, and the conversion of the Class A Shares and Class B Shares into Class A Common Stock, respectively, and the listing and registration of the Class A Common Stock in connection therewith, is hereby expressly permitted and agreed to by the parties to the Underwriting Agreement, including for purposes of Sections 6(h), 6(k) and 6(aa) of the Underwriting Agreement. For the avoidance of doubt, the representations and warranties and agreements of VGAC set forth in the Underwriting Agreement shall survive the Domestication and continue to be binding upon the Continuing Delaware Corporation, provided that the veracity of any representations and warranties shall only be measured as of the date of consummation of the Offering, and are not continuing representations and warranties.

(b)    From and after the Effective Time (as such term is defined in the Transaction Agreement), all communications under the Underwriting Agreement sent VGAC (as “the Company” thereunder) shall be delivered to:

23andMe Holdings Co

Attention: Chief Legal and Regulatory Officer

223 N. Mathilda Ave.

Sunnyvale, CA 94086

With a copy to:

Morgan, Lewis & Bockius LLP

Attention: Marlee S. Myers and Howard A. Kenny

101 Park Ave., New York, NY 10178-0060

2.    Insider Letter. VGAC, Sponsor and each Insider hereby agree as follows (and Credit Suisse, on its own behalf and as representative of the several Underwriters, hereby consents and agrees to the following):

(a)    The Insider Letter provides in Section 1 thereof for certain requirements of Sponsor and the Insiders in respect of Business Combinations (as defined therein), including in respect of voting in favor thereof and forgoing redemption rights in respect thereof. The Transactions constitute a Business Combination and Sponsor and each Insider will comply with its, his or her respective obligations under such Section 1.

(b)    The Insider Letter provides in Section 3 thereof for certain restrictions on transfer of any Units, Ordinary Shares (including, but not limited to, Founder Shares), Warrants or any securities convertible into, or exercisable, or exchangeable for, Ordinary Shares (as such terms are defined therein), during the period ending

April 1, 2021. The entry into and performance of the Transaction Agreement and the agreements delivered in connection therewith or contemplated thereby, including this Agreement, and the conversion of the Class A Shares and Class B Shares into Class A Common Stock, respectively, in connection with the Domestication, are hereby permitted by, and shall not constitute a breach or violation of, Section 3 of the Insider Letter.

(c)    The Insider Letter provides in Section 7 thereof for certain restrictions on Transfer of Founder Shares and Class A Ordinary Shares (as such terms are defined therein) issued upon conversion thereof until the expiration of certain time periods or the happening of certain prior events. Notwithstanding, and in precedence to, the Insider Letter, from and after the time and date of the Domestication, (i) references in the Insider Letter to the Class A Shares and Class B Shares (including by reference to Units, Founders Shares and Warrants, among other things) shall include the shares of Class A Common Stock issued upon conversion of such Class A Shares and Class B Shares in connection with the Domestication, and (ii) 30% of the number of Class B Shares of Sponsor, as further set forth under the heading “Earn-Out Shares” on Exhibit A attached hereto opposite such person’s name on such Exhibit (assuming no stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event occurs between the date hereof and the Closing), shall no longer be subject to the restrictions on transfer set forth in the Insider Letter, but shall instead be subject to the provisions set forth in this Section 2(c) below (such shares, together with the shares of Class A Common Stock issued upon conversion of such shares in connection with the Domestication, the “Earn-Out Shares”), and the remaining 70% of such Class B Shares (and the shares of Class A Common Stock issued upon conversion of such shares in connection with the Domestication) and Private Placement Warrants (and the shares of Class A Common Stock issued upon exercise of such warrants) shall continue to be subject to the restrictions on transfer set forth in Section 7 of the Insider Letter for the time periods set forth therein. Earn-Out Shares shall continue to be Earn-Out Shares following their transfer to any permitted transferee under Section 7(c) of the Insider Letter. With respect to Sponsor’s Earn-Out Shares the Sponsor agrees that it shall not Transfer such Earn-Out Shares until (i), with respect to 50% of such Earn-Out Shares, such time as the Stock Price (as defined below) of the Class A Common Stock equals or exceeds $12.50 per share for any 20 Trading Days (as defined below) within any 30 Trading Day period after the Closing Date (as such term is defined in the Transaction Agreement), and (ii) with respect to 50% of such Earn-Out Shares, such time as the closing price of the Class A Common Stock equals or exceeds $15.00 per share for any 20 Trading Days within any 30 Trading Day period after the Closing Date. The foregoing restrictions on Transfer in respect of the Earn-Out Shares shall terminate and no longer be applicable upon the first to occur of (x) the seven-year anniversary of the Closing Date and (y) the date following the Closing Date on which the Surviving Delaware Corporation completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Delaware Corporation’s Public Shareholders (as defined in the Insider Letter) having the right to exchange their shares of Class A Common Stock for cash, securities or other property (a “Liquidation Event”). As used herein, “Stock Price” means, on any date after the Closing, the closing sale price per share of Class A Common Stock reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar, and “Trading Day” means any day on which trading is generally conducted on the New York Stock Exchange or any other exchange on which the shares of Common Stock are traded and published. For the avoidance of doubt, Sponsor shall be entitled to vote its Earn-Out Shares and receive dividends and other distributions with respect to such Earn-Out Shares during any period of time that such shares are subject to restriction on transfer or sale hereunder. If Sponsor transfers Earn-Out Shares in compliance with Section 7(c) of the Insider Letter, the recipient shall deliver a customary joinder agreement in form and substance reasonably acceptable to VGAC and 23andMe, and become bound by the transfer restrictions and sale obligations set forth herein.

(d)    If, between the Closing and a Liquidation Event, the outstanding shares of Class A Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction affecting the outstanding shares of Class A Common Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Class A Common Stock will be equitably adjusted for such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction. Any adjustment under this Section 2 shall become effective at the date and time that such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction became effective. For the avoidance of doubt, the Transactions and the other transactions contemplated by the Transaction Agreement shall not constitute an event requiring an equitable adjustment hereunder.

3.    Working Capital Loans. The Prospectus (as such term is defined in the Underwriting Agreement) permits loans made by the Sponsor or an affiliate of the Sponsor or any of the Company’s officers or directors (each, a “Lender”), on such terms as to be determined by VGAC from time to time, to finance transaction costs in connection with an intended initial Business Combination (“Working Capital Loans”). Each of the Insider Letter, the Warrant Agreement and the Registration Rights Agreement contemplates that up to $1,500,000 of Working Capital Loans may be convertible into warrants at a price of $1.50 per warrant, at the option of the Lender. VGAC, Sponsor and each Insider, each on its own behalf and on behalf of its affiliates (including the officers and directors of VGAC), hereby agrees, and shall take such necessary or appropriate actions so as to ensure, that each and any Working Capital Loan shall be repaid solely in cash, at or prior to the Closing, and that no Working Capital Loan will be converted into warrants or other securities (derivative or otherwise) of VGAC, notwithstanding any provisions of the Insider Letter, the Warrant Agreement or any other agreement to the contrary.

4.    Registration Rights Agreement. Each of VGAC, Sponsor, and each Holder hereby agree that the Registration Rights Agreement is being amended and restated in its entirety, and superseded, in connection with the Closing, and until such time as the Closing occurs (or this Agreement is terminated in accordance with its terms), all references in the Registration Rights Agreement to the Founder Shares Lock-Up Period shall mean the period of restriction on Transfer of the Founder Shares set forth in Section 2(c) of this Agreement.

5.    Anti-Dilution Adjustment Waiver. Sponsor, who is the holder of at least a majority of the outstanding Class B Shares, hereby waives on behalf of the holders of all Class B Shares, pursuant to and in compliance with the provisions of the Amended and Restated Memorandum and Articles of Association of VGAC (the “Articles”), any adjustment to the conversion ratio set forth in Section 17 of the Articles, and any rights to other anti-dilution protections with respect to the Class B Shares (or the shares of Class B Common Stock issued upon conversion thereof in connection with the Domestication), that may result from the PIPE Financing (as such term is defined in the Transaction Agreement) and/or the consummation of the Transactions.

6    Acknowledgment. Each Party understands and acknowledges that each of the other Parties is entering into the Transaction Agreement in reliance upon such Party’s execution and delivery of this Agreement. Such Party has had the opportunity to read the Transaction Agreement, this Agreement and the Affected Agreements and has had the opportunity to consult with its tax and legal advisors in respect thereof.

7.    Termination. This Agreement and all of its provisions shall automatically terminate and be of no further force or effect upon the termination of the Transaction Agreement in accordance with its terms. Upon such termination of this Agreement, all obligations of the Parties under this Agreement will terminate, without any liability or other obligation on the part of any Party to any person in respect hereof or the transactions contemplated hereby.

8.    Governing Law. This Agreement, the rights and duties of the Parties, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The Parties irrevocably agree that all such claims shall be heard and determined in such a

Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each Party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 14 or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

9.     Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the Parties irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any Party or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each Party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the Parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the Parties to the waiver of their right to trial by jury.

10.    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the Parties.

11.    Specific Performance. The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching Party shall be entitled to injunctive relief, in addition to any other remedy that such Party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware. Without limiting the foregoing, each of the Parties acknowledges and agrees that 23andMe is a beneficiary of each of the provisions of this Agreement and has the right to enforce the same it its own name.

12.    Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the Parties.

13.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

14.    Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day (as such term is defined in the Transaction Agreement) following the date of delivery to such courier service; (c) if delivered by telecopy (with confirmation of delivery), on the date of transmission if on a Business Day before 5:00 p.m. local time of the recipient Party (otherwise on the next succeeding Business Day); (d) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient Party (otherwise on the next succeeding Business Day); and (e) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or electronic mail addresses set forth below (or to such other addresses or electronic mail addresses as a Party may designate by notice to the other Parties in accordance with this Section 14):

(a)	If to VGAC, to its address of record under the Transaction Agreement;

(b)	If to Credit Suisse as representative of the several Underwriters, to its address of record under the Underwriting Agreement;

(c)	If to the Sponsor or to the Insiders, to their respective addresses of record under the Insider Letter; and

(d)	If to the Holders, to their respective addresses of record under the Registration Rights Agreement.

15.    Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by facsimile or electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

16.    Entire Agreement. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Affected Agreement, this Agreement shall control with respect to the subject matter thereof. This Agreement and the Transaction Agreement constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties to the extent they relate in any way to the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have each caused this VGAC Letter Agreement to be duly executed as of the date first written above.

VGAC:	VG ACQUISITION CORP.

	By:	/s/ Evan Lovell
	Name:	Evan Lovell
	Title:	Chief Financial Officer

CREDIT SUISSE:	CREDIT SUISSE SECURITIES (USA) LLC

	By:	/s/ John Hoffman
	Name:	John Hoffman
	Title:	Managing Director, ECM

Acting on behalf of itself and as the representative of the several Underwriters

SPONSOR:	VG ACQUISITION SPONSOR LLC

	By:	Corvina Holdings Limited, its manager

	By:	/s/ Clifton Struiken
	Name:	Clifton Struiken
	Title:	Alternate Director

INSIDERS:	/s/ Douglas R. Brown
DOUGLAS R. BROWN, individually

/s/ Teresa Briggs
TERESA BRIGGS, individually

/s/ James B. Lockhart III
JAMES B. LOCKHART III, individually

/s/ Evan Lovell
EVAN LOVELL, individually

/s/ Josh Bayliss
JOSH BAYLISS, individually

[Signature Page to VGAC Letter Agreement (continues on following page)]

IN WITNESS WHEREOF, the Parties have each caused this VGAC Letter Agreement to be duly executed as of the date first written above.

23ANDME, INC.

By:	/s/ Anne Wojcicki
Name:	Anne Wojcicki
Title:	Chief Executive Officer

[Signature Page to VGAC Letter Agreement (continued)]

EXHIBIT A to Sponsor Letter Agreement

Name	Number of Class A Shares Currently Held	Number of Class A Shares Issuable Upon exercise of Warrants Currently Held	Number of Class B Shares Currently Held	Number of Earn-Out Shares
Sponsor:
VG Acquisition Sponsor LLC	—	8,113,999	12,623,750	3,814,125
Insiders:
Douglas R. Brown	100,000	—	30,000
Teresa Briggs	—	—	30,000
James B. Lockhart III	—	—	30,000
Evan Lovell	—	—	—
Josh Bayliss	—	—	—
Holders:
VG Acquisition Sponsor LLC	[See “Sponsor” above]

Annex H

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 3rd day of February 2021, by and between VG Acquisition Corp., a Cayman Islands exempted company (the “Issuer”), and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, the Issuer, 23andMe, Inc., a Delaware corporation (“23andMe”), and the other parties named therein will, immediately following the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which a wholly owned subsidiary of the Issuer will merge with and into 23andMe, with 23andMe surviving as a wholly owned subsidiary of the Issuer (together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, immediately following the conversion of the Issuer to a Delaware corporation, that number of shares of the Issuer’s common stock (the “Common Shares”) set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share, and for the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and subject to the conditions set forth herein; and

WHEREAS, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or “accredited investors” (within the meaning of Rule 501(a) under the Securities Act) (each, an “Other Subscriber”) have, severally and not jointly, entered into separate subscription agreements with the Issuer that are substantially similar to this Subscription Agreement (the “Other Subscription Agreements”), pursuant to which such Other Subscribers have agreed to purchase Common Shares on the Closing Date (as defined below) at the same per share purchase price as Subscriber, and the aggregate amount of securities to be sold by the Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, 25,000,000 Common Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

For ease of administration, this single Subscription Agreement is being executed so as to enable each Subscriber identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that (i) this Subscription Agreement shall be treated as if it were a separate agreement with respect to each Subscriber listed on the signature page, as if each Subscriber entity had executed a separate Subscription Agreement naming only itself as Subscriber, and (ii) no Subscriber listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any Other Subscriber so listed. The decision of Subscriber to purchase the Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, 23andMe or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

1.    Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees, upon the substantially concurrent consummation of the Transactions, to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Notwithstanding anything herein to the contrary, the consummation of the Subscription is contingent upon the subsequent occurrence of the closing of the Transactions as further described herein. Each of the parties hereto acknowledge and agree that the Subscribed Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company).

2.    Representations, Warranties and Agreements.

2.1.    Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Subscribed Shares, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer, as of the date hereof and as of the Closing Date, as follows:

2.1.1.    If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2.    If Subscriber is not an individual, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber, and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3.    The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (ii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber that would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”).

2.1.4.    Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in transactions of the type contemplated by this Subscription Agreement and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including Subscriber’s participation in the purchase of the Subscribed Shares, in each case, satisfying the applicable requirements set forth on Schedule I, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Subscribed Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

2.1.5.    Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Except in respect of any stock lending program, Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Subscribed Shares shall be subject to a legend to such effect (provided that such legends will be eligible for removal upon compliance with the relevant resale provisions of Rule 144). Subscriber acknowledges that the Subscribed Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Subscribed Shares will be subject to the foregoing restrictions and, as a result, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber understands that it has been advised to consult independent legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that the Subscribed Shares are a suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares.

2.1.6.    Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, 23andMe, or any of their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement.

2.1.7.    If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Subscriber represents and warrants that its acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”).

2.1.8.    In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the representations, warranties and covenants of the Issuer contained in this Subscription Agreement. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone (including Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (collectively, in their capacity as placement agents, the “Placement Agents”)), other than the Issuer and its representatives concerning the Issuer or the Subscribed Shares or the offer and sale of the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has received access to and has had an adequate opportunity to review such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Issuer, 23andMe and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber represents and warrants it is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice you deem appropriate) with respect to the Transactions, the Subscribed Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer and 23andMe including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Subscriber further acknowledges that Subscriber has not relied upon the Placement Agents in connection with Subscriber’s due diligence review of the offering of the Subscribed Shares and the Issuer.

2.1.9.    Subscriber acknowledges and agrees that (a) it has been informed that each of the Placement Agents is acting solely as placement agent in connection with the Transactions and is not acting as an underwriter or in any other capacity in connection with the Subscriptions and is not and shall not be construed as a fiduciary for Subscriber in connection with the Transactions, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, in each case, to Subscriber (c) the Placement Agents will have no responsibility to Subscriber with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, condition (financial and otherwise), management, operations, properties or prospects of, the Issuer, 23andMe or the Transactions, and (d) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber), whether in contract, tort or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Transactions. Subscriber further acknowledges that Citigroup Global Markets Inc. is acting as financial advisor to 23andMe in connection with the Transactions. Issuer and 23andMe are solely responsible for paying any fees or other commission owed to the Placement Agents in connection with the Transactions.

2.1.10.    Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Issuer or one of their respective representatives. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any general solicitation. Subscriber acknowledges that the Issuer represents and warrants that the Subscribed Shares were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act.

2.1.11.    Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in the Subscribed Shares.

2.1.12.    Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber represents that it maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

2.1.13.    If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other Similar Laws or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”), Subscriber represents and warrants that neither the Issuer nor any of its affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares.

2.1.14.    Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by such Subscriber with the United States Securities and Exchange Commission (the “Commission”) with respect to the beneficial ownership of the Issuer’s securities, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision) acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.15.    Subscriber is not a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and that will acquire a substantial interest in the Issuer as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of the Subscribed Shares hereunder.

2.1.16.    On each date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.1 Subscriber will have, sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.17.    No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

2.1.18.    Subscriber agrees that, from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement, none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Issuer. For the purposes hereof, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), including through non-U.S. broker dealers or foreign regulated brokers.

2.2.    Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Subscribed Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber, as of the date hereof and as of the Closing Date, as follows:

2.2.1.    The Issuer has been duly incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, the Issuer will be duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

2.2.2.    The Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment for the Subscribed Shares, will be free and clear of any liens or other restrictions whatsoever in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Subscribed Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights under the Issuer’s constitutive agreements or applicable law.

2.2.3.    This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of the Subscriber, is the valid and binding obligation of the Issuer, and is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4.    The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Subscribed Shares and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer or 23andMe or their respective subsidiaries individually or taken as a whole and including the combined company after giving effect to the Transactions, or materially affects the validity or enforceability of the Subscribed Shares or the legal authority or other ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement (collectively, an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5.    Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security of the Issuer nor solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Subscribed Shares under the Securities Act.

2.2.6.    Neither the Issuer, nor any person acting on its behalf has conducted any general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act, in connection with the offer or sale of any of the Subscribed Shares and neither the Issuer, nor any person acting on its behalf has offered any of the Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.7.    Concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into the Other Subscription Agreements providing for the sale of an aggregate of 25,000,000 Common Shares for an aggregate purchase price of $250,000,000 (including the Subscribed Shares purchased and sold under this Subscription Agreement ). There are no Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber or any other investor or potential investor with respect to the purchase of equity securities of the Issuer (other than as described in the last sentence of this Section 2.2.7 and pursuant to the Business Combination Agreement) which include terms and conditions (economic or otherwise) that are materially more advantageous to any such Other Subscriber, investor or potential investor (as compared to Subscriber). The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement. This Section 2.2.7 shall not apply to any purchase of any equity securities of the Issuer by the Anne Wojcicki Foundation, by the sponsor of VG Acquisition Corp., or any of their respective affiliates.

2.2.8.    As of the date of this Subscription Agreement and as of immediately prior to the Transactions, the authorized share capital of the Issuer consists of 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares, $0.0001 par value each. All issued and outstanding ordinary shares of the Issuer have been duly authorized and validly issued, are fully paid, non-assessable and are not subject to preemptive or similar rights. Except as set forth above and pursuant to the Other Subscription Agreements and the Business Combination Agreement, there are no outstanding, and between the date hereof and the Closing, the Issuer will not issue, sell or cause to be outstanding any (a) shares, equity interests or voting securities of the Issuer, (b) securities of the Issuer convertible into or exchangeable for shares or other equity interests or voting securities of the Issuer, (c) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of the Issuer to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of the Issuer to issue, any ordinary shares of the Issuer, or any other equity interests or voting securities in the Issuer or any securities convertible into or exchangeable or exercisable for such shares or other equity interests or voting securities, (d) equity equivalents or other similar rights of or with respect to the Issuer, or (e) obligations of the Issuer to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Business Combination Agreement and the Transaction Agreements (as defined in the Business Combination Agreement). There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the closing of the Transactions.

2.2.9.    Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, (i) no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Issuer to Subscriber and (ii) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Issuer in connection with the consummation of the transactions contemplated by this Subscription Agreement, except for filings pursuant to Regulation D of the Securities Act and applicable state securities laws and filings required to consummate the Transactions as provided under the Business Combination Agreement.

2.2.10.    There are no pending or, to the knowledge of the Issuer, threatened, suits, claims, actions, or proceedings, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Issuer, which would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

2.2.11.    The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to be material. The Issuer has not received any written communication from a governmental entity, exchange or self regulatory organization that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to be material.

2.2.12.    The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 4, (iv) those required by the New York Stock Exchange (the “NYSE”) or Nasdaq, and (v) filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.13.    At Closing, the Issuer will be classified as a domestic corporation for U.S. federal income tax purposes.

2.2.14.    The Issuer made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”), which SEC Documents, as of their respective filing dates, complied in all material respects with the requirements of the Exchange Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder and applicable to the SEC Documents. As of their respective dates, all SEC Documents required to be filed by the Issuer with the Commission prior to the date hereof complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder. None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Issuer makes no such representation or warranty with respect to the registration statement on Form S-4 to be filed by the Issuer with respect to the Transactions or any other information relating to 23andMe or any of its affiliates included in any SEC Document or filed as an exhibit thereto. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.15.    No broker, finder or other financial consultant has acted on behalf of the Issuer in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

2.2.16.    The Issuer is not, and immediately after receipt of payment for the Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.    Settlement Date and Delivery.

3.1.    Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and immediately prior to (but subject to), the consummation of the Transactions (the date of the Closing, the “Closing Date”). Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five (5) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied (the “Expected Closing Date”), upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, Subscriber shall deliver to the Issuer, the Purchase Price for the Subscribed Shares, (i) no later than two (2) Business Days prior to the Expected Closing Date by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing, or (ii) to an account specified by the Issuer and as otherwise mutually agreed by the Subscriber and the Issuer (“Alternative Settlement Procedures”). For the avoidance of doubt, mutually agreeable Alternative Settlement Procedures shall include, without limitation, the Subscriber delivering to the Issuer on the Closing Date the Purchase Price for the Subscribed Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice against delivery to the undersigned of the Subscribed Shares. On the Closing Date, the Issuer shall issue to Subscriber (or the funds and accounts designated by Subscriber if so designated by Subscriber, or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, the Subscribed Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), which Subscribed Shares, unless otherwise determined by the Issuer, shall be uncertificated, with record ownership reflected only in the register of shareholders of the Issuer and shall, prior to Subscriber delivering the funds on the Closing Date as provided in clause (i), provide evidence of such issuance from the Issuer’s transfer agent showing Subscriber as the owner of the Subscribed Shares on and as of the Closing Date. If the Transactions are not consummated within one (1) Business Day after the Expected Closing Date, the Issuer shall promptly (but no later than one (1) Business Day thereafter) return the Purchase Price to Subscriber by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber, and the Subscribed Shares shall be cancelled. Notwithstanding such return, (i) a failure to close on the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 3 to be satisfied or waived on or prior to the Closing Date, and (ii) unless and until this Subscription Agreement is terminated in accordance with Section 5 hereof, Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 3. For purposes of this Subscription Agreement, “Business Day” means any day that, in New York, New York, is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close.

3.2.    Conditions to Closing of the Issuer.

The Issuer’s obligations to sell and issue the Subscribed Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Issuer, on or prior to the Closing Date, of each of the following conditions:

3.2.1.    Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.2.2.    Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing.

3.2.3.    Closing of the Transactions. All conditions precedent to each of the Issuer’s and 23andMe’s obligations to consummate, or cause to be consummated, the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that may only be satisfied at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions), and the Transactions will be consummated immediately following the Closing.

3.2.4.    Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

3.3.    Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Subscribed Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by Subscriber, on or prior to the Closing Date, of each of the following conditions:

3.3.1.    Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.3.2.    Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing.

3.3.3.    Closing of the Transactions. All conditions precedent to the consummation of the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that may only be satisfied at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions), and the Transactions will be consummated immediately following the Closing.

3.3.4.    Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority,

statute, rule or regulation enjoining or prohibiting consummation of the transactions contemplated by this Subscription Agreement or the Transactions and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition (except in the case of a governmental authority located outside the United States where such restraint or prohibition would not be reasonably expected to result in in Issuer Material Adverse Effect).

3.3.5.     Amendment of Business Combination Agreement. The terms of the Business Combination Agreement shall not have been amended in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement in a manner disproportionate to other stockholders of the Issuer unless the Subscriber has consented in writing to such amendment.

3.3.6.    Listing. No suspension of the qualification of the Common Shares for offering or sale or trading in any jurisdiction, and no suspension or removal from listing of the Common Shares on the NYSE or Nasdaq, and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred, and the Subscribed Shares shall be approved for listing on the NYSE or Nasdaq, as applicable, subject to official notice of issuance.

4.    Registration Statement.

4.1.    The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Subscribed Shares (the “Registrable Securities”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing Date and (ii) the 5th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing a completed and executed selling shareholders questionnaire in customary form to the Issuer that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, as permitted hereunder; provided, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4. For purposes of this Section 4, Registrable Securities shall include, as of any date of determination, the Subscribed Shares and any other equity security of the Issuer issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. The Issuer will provide a draft of the Registration Statement to Subscriber for review at least two (2) business days in advance of filing the Registration Statement. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the Subscribed Shares proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission and (ii) the number of Subscribed Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders; and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such Subscribed Shares not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable.

4.2.    In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1.    except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Registrable Securities and (ii) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable);

4.2.2.    advise Subscriber, as promptly as practicable but in any event within three (3) Business Days:

(a)    when a Registration Statement or any post-effective amendment thereto has become effective;

(b)    of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c)    of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d)    subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

4.2.3.    use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4.    upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.2.5.    use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Issuer’s common stock is then listed.

4.2.6.    (a) use its commercially reasonable efforts to cause the removal of the restrictive legends from (i) any Subscribed Shares being sold under the Registration Statement, (ii) at the time of sale of such Registrable Securities pursuant to Rule 144 and (iii) at the request of a Holder (defined below) at such time as any Registrable Securities held by such Holder may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (b) request its legal counsel to deliver an opinion, if necessary, to the transfer agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Issuer, its counsel or the transfer agent, establishing that restrictive legends are no longer required. “Holder” shall mean Subscriber or any affiliate of Subscriber to which the rights under this Section 4 shall have been assigned.

4.3.    Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (i) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K, or (ii) if the filing, effectiveness or continued use of any Registration Statement would require the Issuer to make any public disclosure of material non-public information, which disclosure, in the good faith determination of the board of directors of the Issuer, after consultation with counsel to the Issuer, (a) would be required to be made in any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Issuer has a bona fide business purpose for not making such information public (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer except (A) for disclosure to Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4.    Subscriber may deliver written notice (including via email in accordance with Section 6.3 (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by Section 4.3; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.4) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

4.5.    The parties agree that:

4.5.1.    The Issuer shall, not withstanding the termination of this Subscription Agreement, indemnify and hold harmless, to the extent permitted by law, Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents, partners, members, managers, shareholders, affiliates, employees and investment advisers of each Subscriber, each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, partners, members, managers, shareholders, agents, affiliates, employees and investment advisers of each such controlling from and against any and all out-of-pocket losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement (or incorporated by reference therein), prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 4.5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 4.3 hereof. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which the Issuer is aware.

4.5.2.    Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless, to the extent permitted by law, the Issuer, its directors, officers, employees and agents and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any and all Losses, as incurred, that arise out of or are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

4.5.3.    Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.5.4.    The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

4.5.5.    If the indemnification provided under this Section 4.5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

5.    Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement and (iii) at the election of Subscriber after September 30, 2021 if the Closing shall not have occurred; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement.

6.    Miscellaneous.

6.1.    Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1.    Subscriber acknowledges that the Issuer will rely on the acknowledgments, understandings, agreements, representations and warranties made by Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber set forth herein are no longer accurate in all material respects. The Issuer acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Issuer contained in this Subscription Agreement.

6.1.2.    Each of the Issuer and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3.    The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent within Subscriber’s possession and control or otherwise readily available to Subscriber, provided that the Issuer agrees to keep confidential any such information provided by Subscriber.

6.1.4.    Each of Subscriber and the Issuer shall pay all of its own respective expenses in connection with this Subscription Agreement and the transactions contemplated herein (it being agreed that all expenses related to the Registration Statement are for the account of the Issuer to the extent provided in Section 4).

6.1.5.    Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

6.2.    Subscriber hereby acknowledges and agrees that, except in respect of any stock lending program, it will not, nor will any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber (including Subscriber’s controlled affiliates), directly or indirectly, offer, sell, pledge, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Subscribed Shares or any securities of the Issuer or any instrument exchangeable for or convertible into any Subscribed Shares or any securities of the Issuer until the consummation of the Transactions (or such earlier termination of this Subscription Agreement in accordance with its terms). Notwithstanding the foregoing, (i) nothing herein shall prohibit any entities under common management with

Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the transactions contemplated hereby (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of a Subscriber that is a multimanaged investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 6.2 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

6.3.    Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer, to:

VG Acquisition Corp.

65 Bleecker Street, 6th Floor

New York, NY

Attention:	General Counsel
Email:	james.cahillane@virgin.com

with a required copy (which copy shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Derek Dostal, Lee Hochbaum, William Aaronson
Email:	derek.dostal@davispolk.com
lee.hochbaum@davispolk.com
william.aaronson@davispolk.com

6.4.    Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.5.    Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought (and in the case where the Issuer’s consent is required, also signed by 23andMe).

6.6.    Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Subscribed Shares) may be transferred or assigned without the prior written consent of the Issuer; provided that Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as Subscriber, without the prior consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; provided further that, no assignment shall relieve the assigning party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager as Subscriber.

6.7.    Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns, except that the Placement Agents shall be third-party beneficiaries to the representations and warranties made by the Issuer and Subscriber in this Subscription Agreement.

6.8.    Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.9.    Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.3 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.9, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.10.    Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.11.    No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.12.    Remedies.

6.12.1.    The parties agree that irreparable damage would occur if this Subscription Agreement is not performed or the Closing is not consummated in accordance with its specific terms or is otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.9, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the parties hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.12 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

6.12.2.    The parties acknowledge and agree that this Section 6.12 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.13.    Survival of Representations and Warranties and Covenants. All representations and warranties made by the parties hereto, and all covenants and other agreements of the parties hereto, in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

6.14.    Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.15.    Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.16.    Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.17.    Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7.    Cleansing Statement; Disclosure.

7.1.    The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material nonpublic information that the Issuer or its officers, directors, employees or agents has provided to Subscriber prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of the Issuer, Subscriber shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors, employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Issuer, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement.

7.2.    The Issuer shall not (and shall cause its officers, directors, employees and agents not to) publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber without the prior written consent (including by e-mail) of Subscriber (i) in any press release or marketing materials, or (ii) in any filing with the Commission or any regulatory agency or trading market, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of the NYSE, in which case the Issuer shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure.

8.    Trust Account Waiver. In addition to the waiver of the Issuer pursuant to Section 7.03 of the Business Combination Agreement, and notwithstanding anything to the contrary set forth herein, each of the Issuer and Subscriber acknowledges that the Issuer has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Each of the Issuer and Subscriber agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer, including, but not limited to, any redemption right with respect to any such securities of the Issuer. In the event Subscriber has any Claim against the Issuer under this Subscription Agreement, Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding and enforceable under applicable law.

9.    Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the representations and warranties of the Issuer expressly set forth in this Subscription Agreement or in the SEC Documents, in making its investment or decision to invest in the Issuer. Subscriber agrees that no Other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable to any Other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares hereunder.

10.    Rule 144. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Issuer’s shares of common stock and for so long as the Subscriber holds the Subscribed Shares, the Issuer agrees to:

10.1.    make and keep public information available, as those terms are understood and defined in Rule 144; and

10.2.    file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144.

If the Subscribed Shares are eligible to be sold without restriction under, and without the Issuer being in compliance with the current public information requirements of, Rule 144 under the Securities Act, then at Subscriber’s request, the Issuer will cause its transfer agent to remove the applicable restrictive legend. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Subscribed Shares without any such legend; provided that, notwithstanding the foregoing, Issuer will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

11.    Massachusetts Business Trust. If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

VG ACQUISITION CORP.

By:
Name:
Title:

Accepted and agreed this 3rd day of February, 2021.

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: February 3, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and Capacity of person signing above)	(Please print. Please indicate name and Capacity of person signing above)

Name in which securities are to be registered
(if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Subscribed Shares subscribed for:

Aggregate Purchase Price: $                            .

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.    QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C. AFFILIATE	STATUS

(Please check the applicable box) SUBSCRIBER:

☐ is:

☐ is	not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐

Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐	Any entity in which all of the equity owners are “accredited investors”;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);

☐

Any “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 which was not formed for the purpose of investing in the Company, has assets under management in excess of $5,000,000 and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐

Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office, whose prospective investment in the Company is directed by such family office, and such family office is one (i) with assets under management in excess of $5,000,000, (ii) that was not formed for the specific purpose of investing in the Company, and (iii) whose prospective investment in the Company is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of such prospective investment.

ANNEX I

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

by and among

23andMe Holding Co.,

and

THE STOCKHOLDERS THAT ARE SIGNATORIES HERETO

Dated as of [●], 2021

Exhibit A            Joinder Agreement

I-i

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, dated as of [●], 2021 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), is made and entered into by and among (i) 23andMe Holding Co., a Delaware corporation domesticated from VG Acquisition Corp., a Cayman Islands exempted company (the “Company”), (ii) the stockholders of the Company party hereto (the “Stockholders”) and (iii) any person or entity who hereafter becomes a party to this Agreement pursuant to Section 4.6 of this Agreement (each, a “Holder” and collectively with the Stockholders, the “Holders”).

RECITALS:

WHEREAS, the Company, VGAC Merger Sub, a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), have entered into an Agreement and Plan of Merger, dated as of February 4, 2021 (as amended from time to time on or prior to the date hereof, the “Merger Agreement”), pursuant to which Merger Sub has merged with and into 23andMe with 23andMe continuing as the surviving entity and a subsidiary of the Company (the “Merger”);

WHEREAS, the Company and VG Acquisition Sponsor LLC, a Cayman Island limited liability company and a Stockholder (the “Sponsor”) are parties to that certain Registration and Shareholder Rights Agreement, dated as of October 1, 2020 (the “Original Registration Rights Agreement”), which shall be amended and restated by this Agreement;

WHEREAS, following the closing of the Merger (the “Closing”), the Sponsor and the other Stockholders owned shares of Class A Common Stock, par value $0.0001 per share of the Company (the “Class A Common Stock”), Class A Common Stock Equivalents (as defined herein), shares of Class B Common Stock, par value $0.0001 per share of the Company (the “Class B Common Stock”), which are convertible on a share for share basis into shares of Class A Common Stock, and/or Class B Common Stock Equivalents (as defined herein);

WHEREAS, each of the Stockholders (other than the Sponsor, Corvina Holdings Limited and Anne Wojcicki Foundation) beneficially owns at least 5% of the Common Stock; and

WHEREAS, in connection with the Merger, the Company has agreed to provide the registration rights set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

Section 1.    Certain Definitions. As used herein, the following terms shall have the following meanings:

“Additional Piggyback Rights” has the meaning ascribed to such term in Section 2.3(a).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such Person. For the purposes of this definition “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such specified Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, neither the Company nor any Person controlled by the Company shall be deemed to be an Affiliate of any Holder.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Automatic shelf registration statement” has the meaning ascribed to such term in Section 2.4.

“Board” means the Board of Directors of the Company.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Claims” has the meaning ascribed to such term in Section 2.9(a).

“Class A Common Stock” has the meaning ascribed to such term in the recitals.

“Class A Common Stock Equivalents” means all shares of Class B Common Stock, all Class B Common Stock Equivalents, and all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), shares of Class A Common Stock (including any note or debt security convertible into or exchangeable for shares of Class A Common Stock).

“Class B Common Stock” has the meaning ascribed to such term in the recitals.

“Class B Common Stock Equivalents” means all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), shares of Class B Common Stock (including any note or debt security convertible into or exchangeable for shares of Class B Common Stock).

“Common Stock” means all shares existing or hereafter authorized of the Class A Common Stock and Class B Common Stock, and any class of common stock of the Company and any and all securities of any kind whatsoever which may be issued after the date hereof in respect of, or in exchange for, such shares of common stock of the Company pursuant to a merger, consolidation, stock split, stock dividend or recapitalization of the Company or otherwise.

“Company” has the meaning ascribed to such term in the Preamble.

“Confidential Information” has the meaning ascribed to such term in Section 4.15.

“Demand Exercise Notice” has the meaning ascribed to such term in Section 2.1(b)(i).

“Demand Registration” has the meaning ascribed to such term in Section 2.1(b)(i).

“Demand Registration Period” has the meaning ascribed to such term in Section 2.1(b)(i).

“Demand Registration Request” has the meaning ascribed to such term in Section 2.1(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC issued under such Act, as they may from time to time be in effect.

“Expenses” means any and all fees and expenses incident to the Company’s performance of or compliance with Section 2, including: (i) SEC, stock exchange, FINRA and all other registration and filing fees and all listing fees and fees with respect to the inclusion of securities on the Nasdaq or on any other U.S. or non-U.S. securities market on which the Registrable Securities are listed or quoted, (ii) fees and expenses of compliance with state securities or “blue sky” laws of any state or jurisdiction of the United States or compliance with the securities laws of foreign jurisdictions and in connection with the preparation of a “blue sky” survey, including reasonable fees and expenses of outside “blue sky” counsel and securities counsel in foreign jurisdictions, (iii) word processing, printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) fees and disbursements of counsel for the Company, (vii) with respect to each registration or underwritten offering, the reasonable fees and disbursements of one counsel for the Initiating

Holder and one counsel for all other Participating Holder(s) collectively (selected by the holders of a majority of the Registrable Securities held by such other Participating Holder(s)), together in each case with any local counsel, provided that expenses payable by the Company pursuant to this clause (vii) shall not exceed (1) $150,000 for the first registration pursuant to this Agreement and (2) $100,000 for each subsequent registration, (viii) fees and disbursements of all independent public accountants (including the expenses of any opinion and/or audit/review and/or “comfort” letter and updates thereof) and fees and expenses of other Persons, including special experts, retained by the Company, (ix) fees and expenses payable to a Qualified Independent Underwriter (but expressly excluding any underwriting discounts and commissions), (x) fees and expenses of any transfer agent or custodian, (xi) any other fees and disbursements of underwriters, if any, customarily paid by issuers or sellers of securities, including reasonable fees and expenses of counsel for the underwriters in connection with any filing with or review by FINRA (but expressly excluding any underwriting discounts and commissions) and (xii) rating agency fees and expenses.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Initiating Holders” has the meaning ascribed to such term in Section 2.1(b)(i).

“Joinder Agreement” means a writing in the form set forth in Exhibit A hereto whereby a new Holder of Registrable Securities becomes a party to, and agrees to be bound, to the same extent as its transferor, as applicable, by the terms of this Agreement.

“Majority Participating Holders” means Participating Holders holding more than 50% of the Registrable Securities proposed to be included in any offering of Registrable Securities by such Participating Holders pursuant to Section 2.1 or Section 2.2.

“Manager” means the lead managing underwriter of an underwritten offering.

“Merger Agreement” has the meaning ascribed to such term in the Recitals.

“Merger Sub” has the meaning ascribed to such term in the Recitals.

“Minimum Threshold” means $50.0 million.

“Opt-Out Request” has the meaning ascribed to such term in Section 4.16.

“Participating Holders” means all Holders of Registrable Securities which are proposed to be included in any offering of Registrable Securities pursuant to Section 2.1 or Section 2.2.

“Person” means any individual, firm, corporation, company, limited liability company, partnership, trust, joint stock company, business trust, incorporated or unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

“Piggyback Notice” has the meaning ascribed to such term in Section 2.2(a).

“Piggyback Shares” has the meaning ascribed to such term in Section 2.3(a)(ii).

“Postponement Period” has the meaning ascribed to such term in Section 2.1(c).

“Qualified Independent Underwriter” means a “qualified independent underwriter” within the meaning of FINRA Rule 5121.

“Registrable Securities” means (a) any shares of Class A Common Stock held by the Holders at any time (including those held as a result of, or issuable upon, the conversion or exercise of Class A Common Stock

Equivalents) or any other equity security other than Class B Common Stock or Class B Common Stock Equivalents (including warrants to purchase shares of Class A Common Stock), whether now owned or acquired by the Holders at a later time, (b) any shares of Class A Common Stock or any other equity security other than Class B Common Stock or Class B Common Stock Equivalents (including warrants to purchase shares of Class A Common Stock) issued or issuable, directly or indirectly, in exchange for or with respect to the Common Stock or any other equity security (including warrants to purchase shares of Class A Common Stock) referenced in clause (a) above by way of stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, merger, share exchange, consolidation or other reorganization and (c) any securities other than Class B Common Stock or Class B Common Stock Equivalents issued in replacement of or exchange for any securities described in clause (a) or (b) above. Class B Common Stock and Class B Common Stock Equivalents shall not constitute Registrable Securities hereunder. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (including upon conversion, exercise or exchange of any equity interests but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall not be required to convert, exercise or exchange such equity interests (or otherwise acquire such Registrable Securities) to participate in any registered offering hereunder until the closing of such offering. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities shall have been disposed of in compliance with the requirements of Rule 144, (C) such securities have been sold in a public offering of securities or (D) such securities have ceased to be outstanding.

“Rule 144” have the meaning ascribed to such term in Section 4.2.

“SEC” means the U.S. Securities and Exchange Commission or such other federal agency which at such time administers the Securities Act.

“Section 2.3(a) Sale Number” has the meaning ascribed to such term in Section 2.3(a).

“Section 2.3(b) Sale Number” has the meaning ascribed to such term in Section 2.3(b).

“Section 2.3(c) Sale Number” has the meaning ascribed to such term in Section 2.3(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC issued under such Act, as they may from time to time be in effect.

“Shelf Registrable Securities” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Registration Statement” has the meaning ascribed to such term in Section 2.1(a)(i).

“Shelf Underwriting” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Underwriting Initiating Holders” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Underwriting Notice” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Shelf Underwriting Request” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Subsidiary” means any direct or indirect subsidiary of the Company on the date hereof and any direct or indirect subsidiary of the Company organized or acquired after the date hereof.

“Underwritten Block Trade” has the meaning ascribed to such term in Section 2.1(a)(ii).

“Valid Business Reason” has the meaning ascribed to such term in Section 2.1(c).

“WKSI” means a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act).

Section 2.    Registration Rights.

2.1.    Demand Registrations.

(a)    (i) As soon as practicable but no later than thirty (30) calendar days following the closing of the Merger (the “Filing Date”), the Company shall prepare and file with the SEC a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the ninetieth (90th) calendar day following the Filing Date if the Commission notifies the Company that it will “review” the Shelf Registration Statement and (y) the tenth (10th) business day after the date the Company is notified in writing by the SEC that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Shelf Registration Statement on Form S-1, the Company shall use its commercially reasonable efforts to convert such Shelf Registration Statement to a Shelf Registration Statement on Form S-3 as soon as practicable after the Company is eligible to use Form S-3.

(ii)    Subject to Section 2.1(c) and the provisions below with respect to the Minimum Threshold, following the expiration of any applicable lock-up agreement, each Holder (or Holders) shall have the right at any time and from time to time to elect to sell all or any part of its Registrable Securities pursuant to an underwritten offering pursuant to the Shelf Registration Statement by delivering a written request therefor to the Company specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof. The Holder or Holders shall make such election by delivering to the Company a written request (a “Shelf Underwriting Request”) for such underwritten offering specifying the number of Registrable Securities that the Holder or Holders desire to sell pursuant to such underwritten offering (the “Shelf Underwriting”). With respect to any Shelf Underwriting Request, the Holder or Holders making such demand shall be referred to as the “Shelf Underwriting Initiating Holders”. As promptly as practicable, but no later than two (2) Business Days after receipt of a Shelf Underwriting Request, the Company shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). The Company, subject to Sections 2.3 and 2.6, shall include in such Shelf Underwriting (x) the Registrable Securities of the Shelf Underwriting Initiating Holders and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to the Company for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within five (5) days after the receipt of the Shelf Underwriting Notice. The Company shall, as expeditiously as possible (and in any event within fifteen (15) Business Days after the receipt of a Shelf Underwriting Request), but subject to Section 2.1(b), use its reasonable best efforts to effect such Shelf Underwriting. The Company shall, at the request of any Shelf Underwriting Initiating Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Shelf Underwriting Initiating Holders or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Notwithstanding anything to the contrary in this Section 2.1(a)(ii), each Shelf Underwriting must include, in the aggregate, Registrable Securities having an aggregate market value of at least the Minimum Threshold (based on the Registrable Securities included in such Shelf Underwriting by all Participating Holders). In connection with any Shelf Underwriting (including an Underwritten Block Trade), the Shelf Underwriting Initiating Holders shall have the right to designate the Manager and each other managing underwriter in connection with any such Shelf Underwriting or Underwritten Block Trade; provided that in each case, each such underwriter is reasonably satisfactory to the Company, which approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, if a Shelf Underwriting Initiating Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, such Shelf Underwriting Initiating Holder only needs to notify the Company of the Underwritten Block Trade two (2) Business Days prior to the day such offering is to commence and the Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade.

(b)    (i) At any time first anniversary of the Closing Date that a Shelf Registration Statement as required by Section 2.1(a) is not available for use by the Holders (a “Demand Registration Period”) other than pursuant to Section 2.1(c), subject to this Section 2.1(b) and Sections 2.1(c) and 2.3) and the provisions below with respect to the Minimum Threshold, at any time and from time to time during such Demand Registration Period, each Holder (or Holders) shall have the right to require the Company to effect one or more registration statements under the Securities Act covering all or any part of its Registrable Securities by delivering a written request therefor to the Company specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof. Any such request by any Holder or Holders pursuant to this Section 2.1(b)(i) is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Investor(s) making such demand for registration being referred to as the “Initiating Holders”). Subject to Section 2.1(c), the Holders shall be entitled to request (and the Company shall be required to effect) an unlimited number of Demand Registrations. The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities in accordance with Section 2.2, and, subject to Sections 2.3 and 2.6, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to Section 2.2. Notwithstanding anything to the contrary in this Section 2.1(b)(i), each Demand Registration must include, in the aggregate, Registrable Securities having an aggregate market value of at least the Minimum Threshold (based on the Registrable Securities included in such Demand Registration by all Holders participating in such Demand Registration). In connection with any Demand Registration, the Initiating Holder shall have the right to designate the Manager and each other managing underwriter in connection with any underwritten offering pursuant to such registration; provided that in each case, each such underwriter is reasonably satisfactory to the Company, which approval shall not be unreasonably withheld or delayed.

(ii)    The Company shall, as expeditiously as possible, but subject to Section 2.1(c), use its reasonable best efforts to (x) file or confidentially submit with the SEC (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration and or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register for distribution in accordance with the intended method of distribution, and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

(c)    Notwithstanding anything to the contrary in Section 2.1(a) or Section 2.1(b), the Shelf Underwriting and Demand Registration rights granted in Section 2.1 (a) and Section 2.1(b) are subject to the following limitations: (i) the Company shall not be required to cause a registration statement filed pursuant to Section 2.1(b) to be declared effective within a period of ninety (90) days after the effective date of any other registration statement of the Company filed pursuant to the Securities Act (other than a Form S-4, Form S-8 or a comparable form or an equivalent registration form then in effect); (ii) the Company shall not be required to effect more than three (3) Demand Registrations on Form S-1 or any similar long-form registration statement at the request of the Holders in the aggregate; (iii) if the Board, in its good faith judgment, determines that any registration of Registrable Securities or Shelf Underwriting should not be made or continued because it would materially and adversely interfere with any existing or potential financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving the Company or any of its subsidiaries or would otherwise result in the public disclosure of information that the Board in good faith has a bona fide business purpose for keeping confidential (a “Valid Business Reason”), then (x) the Company may postpone filing or confidentially submitting a registration statement relating to a Demand Registration Request or a prospectus supplement relating to a Shelf Underwriting Request until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than forty five (45) days after the date the Board determines a Valid Business Reason exists or (y) if a registration statement has been filed or confidentially submitted relating to a Demand Registration Request or a prospectus supplement has been filed relating to a Shelf Underwriting Request, if the Valid Business Reason has not resulted in whole or in part from actions taken or omitted to be taken by the Company (other than actions taken or omitted with the consent of the Initiating Holder (not to be unreasonably withheld or delayed)), the Company may, to the extent determined in the good faith judgment of the Board to be reasonably necessary to avoid interference with any of the transactions described above, suspend use of or, if required by the SEC, cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than forty five (45) days after the date the Board determines a Valid Business Reason exists (such period of postponement or withdrawal under this clause (iv), the “Postponement Period”). The Company shall give written notice to the Initiating Holders or Shelf Underwriting Initiating Holders and any other Holders that have requested registration pursuant to Section 2.2 of its determination to postpone or suspend use of or withdraw a registration statement and of the fact that the Valid Business Reason for such postponement or suspension or withdrawal no longer exists, in each case, promptly after the occurrence thereof; provided, however, that the Company shall not be entitled to more than two (2) Postponement Periods during any twelve (12) month period.

Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company that the Company has determined to suspend use of, withdraw, terminate or postpone amending or supplementing any registration statement pursuant to clause (c)(iii) above, such Holder will discontinue its disposition of Registrable Securities pursuant to such registration statement. If the Company shall have suspended use of, withdrawn or terminated a registration statement filed under Section 2.1(b)(i) (whether pursuant to clause (c)(iii) above or as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court), the Company shall not be considered to have effected a Demand Registration for the purposes of this Agreement and such request shall not count as a Demand Registration Request under this Agreement until the Company shall have permitted use of such suspended registration statement or filed a new registration statement covering the Registrable Securities covered by the withdrawn or terminated registration statement and such registration statement shall have been declared effective and shall not have been withdrawn. If the Company shall give any notice of suspension, withdrawal or postponement of a registration statement, the Company shall, not later than five (5) Business Days after the Valid Business Reason that caused such suspension, withdrawal or postponement no longer exists (but, with respect to a suspension, withdrawal or postponement pursuant to clause (c)(iii) above, in no event later than forty five (45) days after the date of the suspension, postponement or withdrawal), as applicable, permit use of such suspended registration statement or use its reasonable best efforts to effect the registration under the Securities Act of the Registrable Securities covered by the withdrawn or postponed registration statement in accordance with this Section 2.1 (unless the Initiating Holders or Shelf Underwriting Initiating Holders shall have withdrawn such request, in which case the Company shall not be considered to have effected a Demand Registration for the purposes of this Agreement and such request shall not count as a Demand Registration Request under this Agreement), and following such permission or such effectiveness such registration shall no longer be deemed to be suspended, withdrawn or postponed pursuant to clause (iv) of Section 2.1(c) above.

(d)    No Demand Registration shall be deemed to have occurred for purposes of Section 2.1(b) (i) if the registration statement relating thereto (x) does not become effective, (y) is not maintained effective for a period of at least one hundred eighty (180) days after the effective date thereof or such shorter period during which all Registrable Securities included in such Registration Statement have actually been sold (provided, however, that such period shall be extended for a period of time equal to the period any Holder of Registrable Securities refrains from selling any securities included in such Registration Statement at the request of the Company or an underwriter of the Company), or (z) is subject to a stop order, injunction, or similar order or requirement of the SEC during such period, (ii) for each Initiating Holder, if less than seventy five percent (75%) of the Registrable Securities requested by such Initiating Holder to be included in such Demand Registration are not so included pursuant to Section 2.3, (iii) if the method of disposition is a firm commitment underwritten public offering and less than seventy five percent (75%) of the applicable Registrable Securities have not been sold pursuant thereto (excluding any Registrable Securities included for sale in the underwriters’ overallotment option) or (iv) if the conditions to closing specified in any underwriting agreement, purchase agreement or similar agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a default or breach thereunder by such Initiating Holder(s) or its Affiliates or are otherwise waived by such Initiating Holder(s)).

(e)    Any Initiating Holder may withdraw or revoke a Demand Registration Request delivered by such Initiating Holder at any time prior to the effectiveness of such Demand Registration by giving written notice to the Company of such withdrawal or revocation and such Demand Registration shall have no further force or effect and such request shall not count as a Demand Registration Request under this Agreement.

2.2.    Piggyback Registrations.

(a)    If the Company proposes or is required to register any of its equity securities for its own account or for the account of any other shareholder under the Securities Act (other than pursuant to registrations on Form S-4 or Form S-8 or any similar successor forms thereto), the Company shall give written notice (the “Piggyback Notice”) of its intention to do so to each of the Holders of record of Registrable Securities, at least five (5) Business Days prior to the filing of any registration statement under the Securities Act. Notwithstanding the foregoing, the Company may delay any Piggyback Notice until after filing a registration statement, so long as all recipients of such notice have the same amount of time to determine whether to participate in an offering as they would have had if such notice had not been so delayed. Upon the written request of any such Holder, made within five (5) days following the receipt of any such Piggyback Notice (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof), the Company shall, subject to Sections 2.2(c), 2.3 and 2.6 hereof, use its reasonable best efforts to cause all such Registrable Securities, the Holders of which have so requested the registration thereof, to be registered under the Securities Act with the securities which the Company at the time proposes to register to permit the sale or other disposition by the Holders (in accordance with the intended method of distribution thereof) of the Registrable Securities to be so registered, including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the registration statement filed by the Company or the prospectus related thereto. There is no limitation on the number of such piggyback registrations which the Company is obligated to effect pursuant to the preceding sentence. No registration of Registrable Securities effected under this Section 2.2(a) shall relieve the Company of its obligations to effect Demand Registrations under Section 2.1 hereof. For the avoidance of doubt, this Section 2.2 shall not apply to any Underwritten Block Trade.

(b)    Other than in connection with a Demand Registration or a Shelf Underwriting, at any time after giving a Piggyback Notice and prior to the effective date of the registration statement filed in connection with such registration, if the Company shall determine for any reason not to register or to delay registration of such equity securities, the Company may, at its election, give written notice of such determination to all Holders of record of Registrable Securities and (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such abandoned registration, without prejudice, however, to the rights of Holders under Section 2.1, and (y) in the case of a determination to delay such registration of its equity securities, shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other equity securities.

(c)    Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 2.2 by giving written notice to the Company of its request to withdraw; provided, however, that such request must be made in writing prior to the earlier of the execution by such Holder of the underwriting agreement or the execution by such Holder of the custody agreement with respect to such registration or as otherwise required by the underwriters.

2.3.    Allocation of Securities Included in Registration Statement.

(a)    If any requested registration or offering made pursuant to Section 2.1 (including a Shelf Underwriting) involves an underwritten offering and the Manager of such offering shall advise the Company in good faith that, in its view, the number of securities requested to be included in such underwritten offering by the Holders of Registrable Securities, the Company or any other Persons exercising contractual registration rights (“Additional Piggyback Rights”) exceeds the largest number of securities (the “Section 2.3(a) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Initiating Holders and the Majority Participating Holders, the Company shall include in such underwritten offering:

(i)    first, all Registrable Securities requested to be included in such underwritten offering by the Holders thereof (including pursuant to the exercise of piggyback rights pursuant to Section 2.2); provided, however, that if the number of such Registrable Securities exceeds the Section 2.3(a) Sale Number, the number of such Registrable Securities (not to exceed the Section 2.3(a) Sale Number) to be included in such underwritten offering shall be allocated on a pro rata basis among all Holders (including each Initiating Holder) requesting that Registrable Securities be included in such underwritten offering (including pursuant to the exercise of piggyback rights pursuant to Section 2.2), based on the number of Registrable Securities then owned by each such Holder requesting inclusion in relation to the aggregate number of Registrable Securities owned by all Holders requesting inclusion; and

(ii)    second, to the extent that the number of Registrable Securities to be included pursuant to clause (i) of this Section 2.3(a) is less than the Section 2.3(a) Sale Number, any securities that the Company proposes to register for its own account, up to the Section 2.3(a) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(a) is less than the Section 2.3(a) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons other than Holders requesting that securities be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights (“Piggyback Shares”), based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(a) Sale Number.

(b)    If any registration or offering made pursuant to Section 2.2 involves an underwritten primary offering on behalf of the Company and the Manager shall advise the Company that, in its view, the number of securities requested to be included in such underwritten offering by the Holders of Registrable Securities, the Company or any other Persons exercising Additional Piggyback Rights exceeds the largest number of securities (the “Section 2.3(b) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Company, the Company shall include in such underwritten offering:

(i)    first, all equity securities that the Company proposes to register for its own account; and

(ii)    second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining Registrable Securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Holders requesting that Registrable Securities be included in such underwritten offering pursuant to the exercise of piggyback rights pursuant to Section 2.2(a), based on the aggregate number of Registrable Securities then owned by each such Holder requesting inclusion in relation to the aggregate number of Registrable Securities owned by all Holders requesting inclusion, up to the Section 2.3(b) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that Piggyback Shares be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(b) Sale Number.

(c)    If any registration pursuant to Section 2.2 involves an underwritten offering that was initially requested by any Person(s) (other than a Holder) to whom the Company has granted registration rights which are not inconsistent with the rights granted in, and do not otherwise conflict with the terms of, this Agreement and the Manager shall advise the Company that, in its view, the number of securities requested to be included in such underwritten offering exceeds the largest number of securities (the “Section 2.3(c) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Company, the Company shall include in such underwritten offering:

(i)    first, the shares requested to be included in such underwritten offering shall be allocated on a pro rata basis among such Person(s) requesting the registration and all Holders requesting that Registrable Securities be included in such underwritten offering pursuant to the exercise of piggyback rights pursuant to Section 2.2(a), based on the aggregate number of securities or Registrable Securities, as applicable, then owned by each of the foregoing requesting inclusion in relation to the aggregate number of securities or Registrable Securities, as applicable, owned by all such Persons and Holders requesting inclusion, up to the Section 2.3(c) Sale Number; and

(ii)    second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.3(c) is less than the Section 2.3(c) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that Piggyback Shares be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(c) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(c) is less than the Section 2.3(c) Sale Number, any equity securities that the Company proposes to register for its own account, up to the Section 2.3(c) Sale Number.

(d)    If, as a result of the proration provisions set forth in clauses (a), (b) or (c) of this Section 2.3, any Holder shall not be entitled to include all Registrable Securities in an underwritten offering that such Holder has requested be included, such Holder may elect to withdraw such Holder’s request to include Registrable Securities in the registration to which such underwritten offering relates or may reduce the number requested to be included; provided, however, that (x) such request must be made in writing prior to the earlier of such Holder’s execution of the underwriting agreement or such Holder’s execution of the custody agreement with respect to such registration and (y) such withdrawal or reduction shall be irrevocable and, after making such withdrawal or reduction, such Holder shall no longer have any right to include Registrable Securities in the registration as to which such withdrawal or reduction was made to the extent of the Registrable Securities so withdrawn or reduced.

2.4.    Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to effect or cause the registration of and/or participate in any offering or sale of any Registrable

Securities under the Securities Act as provided in this Agreement (or use reasonable best efforts to accomplish the same), the Company shall, as expeditiously as possible:

(a)    prepare and file all filings with the SEC and FINRA required for the consummation of the offering, including preparing and filing with the SEC a registration statement on an appropriate registration form of the SEC for the disposition of such Registrable Securities in accordance with the intended method of disposition thereof, which registration form (i) shall be selected by the Company (except as provided for in a Demand Registration Request) and (ii) shall, in the case of a shelf registration, be available for the sale of the Registrable Securities by the selling Holders thereof and such registration statement shall comply as to form in all material respects with the requirements of the applicable registration form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its reasonable best efforts to cause such registration statement to become effective and remain continuously effective for such period as required by this Agreement (provided, however, that as far in advance as reasonably practicable before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or state “blue sky” laws of any jurisdiction, or any free writing prospectus related thereto, the Company will furnish to the Holders participating in the planned offering and to the Manager, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to their reasonable review and reasonable comment and the Company shall not file any registration statement or amendment thereto, any prospectus or supplement thereto or any free writing prospectus related thereto to which the Initiating Holders, the Majority Participating Holders or the underwriters, if any, shall reasonably object); provided, however, that, notwithstanding the foregoing, in no event shall the Company be required to file any document with the SEC which in the view of the Company or its counsel contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading;

(b)    (i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith and such free writing prospectuses and Exchange Act reports as may be necessary to keep such registration statement continuously effective for such period as required by this Agreement and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement, and any prospectus so supplemented to be filed pursuant to Rule 424 under the Securities Act, in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (ii) provide notice to such sellers of Registrable Securities and the Manager, if any, of the Company’s reasonable determination that a post-effective amendment to a registration statement would be appropriate;

(c)    furnish, without charge, to each Participating Holder and each underwriter, if any, of the securities covered by such registration statement such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, each free writing prospectus utilized in connection therewith, in each case, in conformity with the requirements of the Securities Act, and other documents, as such seller and underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller (the Company hereby consenting to the use in accordance with all applicable laws of each such registration statement (or amendment or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) or free writing prospectus by each such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or prospectus);

(d)    use its reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under such other securities or state “blue sky” laws of such jurisdictions as any sellers of Registrable Securities or any managing underwriter, if any, shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable such sellers or underwriter, if any, to consummate the disposition of the Registrable Securities in such jurisdictions (including keeping such registration or qualification in effect for so long as such registration statement remains in effect), except that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

(e)    promptly notify each Participating Holder and each managing underwriter, if any: (i) when the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto, any post-effective amendment to the registration statement or any free writing prospectus has been filed with the SEC and, with respect to the registration statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or state securities authority for amendments or supplements to the registration statement or the prospectus related thereto or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or state “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose; (v) of the existence of any fact of which the Company becomes aware which results in the registration statement or any amendment thereto, the prospectus related thereto or any supplement thereto, any document incorporated therein by reference, any free writing prospectus or the information conveyed at the time of sale to any purchaser containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not misleading; and (vi) if at any time the representations and warranties contemplated by any underwriting agreement, securities sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects (unless otherwise qualified by materiality in which case such representations and warranties shall cease to be true and correct in all respects); and, if the notification relates to an event described in clause (v), unless the Company has declared that a Postponement Period exists, the Company shall promptly prepare and furnish to each such seller and each underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading;

(f)    comply (and continue to comply) with all applicable rules and regulations of the SEC (including maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) in accordance with the Exchange Act), and make generally available to its security holders (including by way of filings with the SEC), as soon as reasonably practicable after the effective date of the registration statement (and in any event within forty-five (45) days, or ninety (90) days if it is a fiscal year, after the end of such twelve month period described hereafter), an earnings statement (which need not be audited) covering the period of at least twelve (12) consecutive months beginning with the first day of the Company’s first calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(g)    (i) (A) use its reasonable best efforts to cause all such Registrable Securities covered by such registration statement to be listed on the principal securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (B) if no similar securities are then so listed, use its reasonable best efforts to either cause all such Registrable Securities to be listed on a national securities exchange or to secure designation of all such Registrable Securities as a New York Stock Exchange “national market system security” within the meaning of Rule 11Aa2-1 of the Exchange Act or, failing that, secure New York Stock Exchange authorization for such shares and, without limiting the generality of the foregoing, take all actions that may be required by the Company as the issuer of such Registrable Securities in order to facilitate the managing underwriter’s arranging for the registration of at least two market makers as such with respect to such shares with FINRA, and (ii) comply (and continue to comply) with the requirements of any self-regulatory organization applicable to the Company, including all corporate governance requirements;

(h)    cause its senior management, officers and employees to participate in, and to otherwise facilitate and cooperate with the preparation of the registration statement and prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs;

(i)    provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement and, in the case of any secondary equity offering, provide and enter into any reasonable agreements with a custodian for the Registrable Securities;

(j)    enter into such customary agreements (including, if applicable, an underwriting agreement) and take such other actions as the Initiating Holder or the Majority Participating Holders or the underwriters shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (it being understood that the Holders of the Registrable Securities which are to be distributed by any underwriters shall be parties to any such underwriting agreement and may, at their option, require that the Company make for the benefit of such Holders the representations, warranties and covenants of the Company which are being made to and for the benefit of such underwriters);

(k)    use its reasonable best efforts (i) to obtain opinions from the Company’s counsel, including local and/or regulatory counsel, and a “comfort” letter and updates thereof from the independent public accountants who have certified the financial statements of the Company (and/or any other financial statements) included or incorporated by reference in such registration statement, in each case, in customary form and covering such matters as are customarily covered by such opinions and “comfort” letters (including, in the case of such “comfort” letter, events subsequent to the date of such financial statements) delivered to underwriters in underwritten public offerings, which opinions and letters shall be dated the dates such opinions and “comfort” letters are customarily dated and otherwise reasonably satisfactory to the underwriters, if any, and (ii) furnish to each Participating Holder and to each underwriter, if any, a copy of such opinions and letters addressed to such underwriter;

(l)    deliver promptly to counsel for the Majority Participating Holders and to each managing underwriter, if any, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement, and, upon receipt of such confidentiality agreements as the Company may reasonably request, make reasonably available for inspection by counsel for the Majority Participating Holders, by counsel for any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by the Majority Participating Holders or any such underwriter, during regular business hours, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such counsel for the Majority Participating Holders, counsel for an underwriter, attorney, accountant or agent in connection with such registration statement;

(m)    use its reasonable best efforts to prevent the issuance or obtain the prompt withdrawal of any order suspending the effectiveness of the registration statement, or the prompt lifting of any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, in each case, as promptly as reasonably practicable;

(n)    provide a CUSIP number for all Registrable Securities, not later than the effective date of the registration statement;

(o)    use its reasonable best efforts to make available its senior management for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters (taking into account the Company’s reasonable business needs and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten offering;

(p)    promptly prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus (after the initial filing or confidential submission of such registration statement), and prior to the filing or use of any free writing prospectus, provide copies of such document to counsel for the Majority Participating Holders and to each managing underwriter, if any, and make the Company’s representatives reasonably available for discussion of such document and make such changes in such document concerning the information regarding the Participating Holders contained therein prior to the filing thereof as counsel for the Majority Participating Holders or underwriters may reasonably request (provided, however, that, notwithstanding the foregoing, in no event shall the Company be required to file or confidentially submit any document with the SEC which in the view of the Company or its counsel contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading);

(q)    furnish to counsel for the Majority Participating Holders and to each managing underwriter, without charge, upon request, at least one conformed copy of the registration statement and any post-effective amendments or supplements thereto, including financial statements and schedules, all documents incorporated therein by reference, the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus), any other prospectus and prospectus supplement filed under Rule 424 under the Securities Act and all exhibits (including those incorporated by reference) and any free writing prospectus utilized in connection therewith;

(r)    cooperate with the Participating Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the instructions of the Participating Holders at least two (2) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof (and, in the case of Registrable Securities registered on a Shelf Registration Statement, at the request of any Holder, prepare and deliver certificates representing such Registrable Securities not bearing any restrictive legends and deliver or cause to be delivered an opinion or instructions to the transfer agent in order to allow such Registrable Securities to be sold from time to time);

(s)    include in any prospectus or prospectus supplement if requested by any managing underwriter updated financial or business information for the Company’s most recent period or current quarterly period (including estimated results or ranges of results) if required for purposes of marketing the offering in the view of the managing underwriter;

(t)    take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, however, that to the extent that any prohibition is applicable to the Company, the Company will use its reasonable best efforts to make any such prohibition inapplicable;

(u)    use its reasonable best efforts to cause the Registrable Securities covered by the applicable registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Participating Holders or the underwriters, if any, to consummate the disposition of such Registrable Securities;

(v)    take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities;

(w)    take all reasonable action to ensure that any free writing prospectus utilized in connection with any registration covered by Section 2.1 or 2.2 complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, prospectus supplement and related documents, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(x)    in connection with any underwritten offering, if at any time the information conveyed to a purchaser at the time of sale includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, promptly file with the SEC such amendments or supplements to such information as may be necessary so that the statements as so amended or supplemented will not, in the light of the circumstances, be misleading;

(y)    to the extent required by the rules and regulations of FINRA, retain a Qualified Independent Underwriter acceptable to the managing underwriter; and

(z)    use reasonable best efforts to cooperate with the managing underwriters, Participating Holders, any indemnitee of the Company and their respective counsel in connection with the preparation and filing of any applications, notices, registrations and responses to requests for additional information with FINRA, Nasdaq, or any other national securities exchange on which the shares of Class A Common Stock are listed.

To the extent the Company is a WKSI at the time any Demand Registration Request is submitted to the Company, the Company shall file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration statement”) on Form S-3 which covers those Registrable Securities which are requested to be registered. The Company shall not take any action that would result in it not remaining a WKSI or would result in it becoming an ineligible issuer (as defined in Rule 405 under the Securities Act) during the period during which such automatic shelf registration statement is required to remain effective. If the Company does not pay the filing fee covering the Registrable Securities at the time the automatic shelf registration statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold in compliance with the SEC rules. If the automatic shelf registration statement has been outstanding for at least three (3) years, at or prior to the end of the third year the Company shall refile a new automatic shelf registration statement covering the Registrable Securities. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to refile the shelf registration statement on Form S-3 and, if such form is not available, Form S-1 and keep such registration statement effective during the period which such registration statement is required to be kept effective.

If the Company files any shelf registration statement for the benefit of the holders of any of its securities other than the Holders, and the Holders do not request that their Registrable Securities be included in such Shelf Registration Statement, the Company agrees that it shall include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

The Company may require as a condition precedent to the Company’s obligations under this Section 2.4 that each Participating Holder as to which any registration is being effected (i) furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request (including as required under state securities laws), provided that such information is necessary for the Company to consummate such registration and shall be used only in connection with such registration and

(ii) provide any underwriters participating in the distribution of such securities such information as the underwriters may request and execute and deliver any agreements, certificates or other documents as the underwriters may request.

Each Holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clause (v) of paragraph (e) of this Section 2.4, such Holder will discontinue such Holder’s disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (e) of this Section 2.4 and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice. In the event the Company shall give any such notice, the applicable period mentioned in paragraph (b) of this Section 2.4 shall be extended by the number of days during such period from and including the date of the giving of such notice to and including the date when each Participating Holder covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (e) of this Section 2.4.

The Company agrees not to file or make any amendment to any registration statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus, or any free writing prospectus, which amendment refers to any Holder covered thereby by name, or otherwise identifies such Holder, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by law, in which case the Company shall provide written notice to such Holders no less than five (5) Business Days prior to the filing.

2.5.    Registration Expenses.

(a)    The Company shall pay all Expenses with respect to any registration or offering of Registrable Securities pursuant to Section 2, whether or not a registration statement becomes effective or the offering is consummated.

(b)    Notwithstanding the foregoing, (x) the provisions of this Section 2.5 shall be deemed amended to the extent necessary to cause these expense provisions to comply with state “blue sky” laws of each state in which the offering is made and (y) in connection with any underwritten offering hereunder, each Participating Holder shall pay all underwriting discounts and commissions and any transfer taxes, if any, attributable to the sale of such Registrable Securities, pro rata with respect to payments of discounts and commissions in accordance with the number of shares sold in the offering by such Participating Holder.

2.6.    Certain Limitations on Registration Rights. In the case of any registration under Section 2.1 involving an underwritten offering, or, in the case of a registration under Section 2.2, if the Company has determined to enter into an underwriting agreement in connection therewith, all securities to be included in such underwritten offering shall be subject to such underwriting agreement and no Person may participate in such underwritten offering unless such Person (i) agrees to sell such Person’s securities on the basis provided therein and completes and executes all reasonable questionnaires, and other documents (including custody agreements and powers of attorney) which must be executed in connection therewith; provided, however, that all such documents shall be consistent with the provisions hereof and (ii) provides such other information to the Company or the underwriter as may be necessary to register such Person’s securities.

2.7.    Limitations on Sale or Distribution of Other Securities.

(a)    Each Holder that is a director or officer of the Company agrees, to the extent requested by the Manager of any underwritten public offering pursuant to a registration or offering effected pursuant to Section 2.1 (including any Shelf Underwriting pursuant to Section 2.1) or Section 2.2 (including any offering effected by the Company for its own account ), not to sell, transfer or otherwise dispose of, including any sale pursuant to Rule 144, any Class A Common Stock or Class A Common Stock Equivalents (other than as part of such underwritten public offering) during the time period reasonably requested by the Manager, not to exceed the period from seven days prior to the pricing date of such offering until ninety (90) days after the pricing date of such offering or such shorter period as the Manager, the Company or any executive officer or director of the Company shall agree to.

(b)    The Company hereby agrees that, in connection with an offering pursuant to Section 2.1 (including any Shelf Underwriting pursuant to Section 2.1(e)) or 2.2, the Company shall not sell, transfer, or otherwise dispose of, any Class A Common Stock or Class A Common Stock Equivalent (other than as part of such underwritten public offering, a registration on Form S-4 or Form S-8 or any successor or similar form which is (x) then in effect or (y) shall become effective upon the conversion, exchange or exercise of any then outstanding Class A Common Stock Equivalent), until a period from seven days prior to the pricing date of such offering until ninety (90) days after the pricing date of such offering or such shorter period as the Manager, the Company or any executive officer or director of the Company shall agree to and the Company shall so provide in any registration rights agreements hereafter entered into with respect to any of its securities.

2.8.    No Required Sale. Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement. A Holder is not required to include any of its Registrable Securities in any registration statement, is not required to sell any of its Registrable Securities which are included in any effective registration statement, and may sell any of its Registrable Securities in any manner in compliance with applicable law (subject to applicable lock-up restrictions) even if such shares are already included on an effective registration statement.

2.9.    Indemnification.

(a)    In the event of any registration or offer and sale of any securities of the Company under the Securities Act pursuant to this Section 2, the Company will (without limitation as to time), and hereby agrees to, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Participating Holder, its directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns (and the directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns thereof), each other Person who participates as a seller (and its directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns), underwriter or Qualified Independent Underwriter, if any, in the offering or sale of such securities, each officer, director, employee, stockholder, managing director, agent, affiliate, representative, successor, assign or partner of such underwriter or Qualified Independent Underwriter, and each other Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such seller or any such underwriter or Qualified Independent Underwriter and each director, officer, employee, stockholder, managing director, agent, affiliate, representative, successor, assign or partner of such controlling Person, from and against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) and expenses (including reasonable fees of counsel and any amounts paid in any settlement effected with the Company’s consent, which consent shall not be unreasonably withheld or delayed) to which each such indemnified party may become subject under the Securities Act or otherwise in respect thereof (collectively, “Claims”), insofar as such Claims arise out of, are based upon, relate to or are in connection with (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities were registered under the Securities Act or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus or any amendment or supplement thereto, together with the documents incorporated by reference therein, or any free writing prospectus utilized in connection therewith, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact in the information conveyed by the Company or any underwriter to any purchaser at the time of the sale to such purchaser, or the omission or alleged omission to state therein a material fact required to be stated therein, or (iv) any violation by the Company of any federal, state or common law rule or regulation applicable to the Company and relating to any action required of or inaction by the Company in connection with any such offering of Registrable Securities, and the Company will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such indemnified party in any such case to the extent such Claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in such registration statement or amendment thereof or supplement thereto or in any such prospectus or any preliminary, final or summary prospectus or free writing prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of such indemnified party specifically for use therein. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such seller.

(b)    Each Participating Holder (and, if the Company requires as a condition to including any Registrable Securities in any registration statement filed in accordance with Section 2.1 or 2.2, any underwriter and Qualified Independent Underwriter, if any) shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of this Section 2.9) to the extent permitted by law the Company, its officers and its directors, each Person controlling the Company within the meaning of the Securities Act and all other prospective sellers and their directors, officers, stockholders, fiduciaries, managing directors, agents, affiliates, representatives, successors, assigns or general and limited partners and respective controlling Persons with respect to any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus utilized in connection therewith, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Participating Holder or underwriter or Qualified Independent Underwriter, if any, specifically for use therein, and each such Participating Holder, underwriter or Qualified Independent Underwriter, if any, shall reimburse such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the aggregate amount which any such Participating Holder shall be required to pay pursuant to this Section 2.9 (including pursuant to indemnity, contribution or otherwise) shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of the Registrable Securities pursuant to the registration statement giving rise to such Claim; provided, further, that such Participating Holder shall not be liable in any such case to the extent that prior to the filing or confidential submission of any such registration statement or prospectus or amendment thereof or supplement thereto, or any free writing prospectus utilized in connection therewith, such Participating Holder has furnished in writing to the Company information expressly for use in such registration statement or prospectus or any amendment thereof or supplement thereto or free writing prospectus which corrected or made not misleading information previously furnished to the Company. The Company and each Participating Holder hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such Participating Holders to the contrary, for all purposes of this Agreement, the only information furnished or to be furnished to the Company for use in any such registration statement, preliminary, final or summary prospectus or amendment or supplement thereto, or any free writing prospectus, are statements specifically relating to (i) the beneficial ownership of shares of Common Stock by such Participating Holder and its Affiliates as disclosed in the section of such document entitled “Selling Stockholders” or “Principal and Selling Stockholders” and (ii) the name and address of such Participating Holder. If any additional information about such Holder or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such Holder shall not unreasonably withhold its agreement referred to in the immediately preceding sentence. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder.

(c)    Indemnification similar to that specified in the preceding paragraphs (a) and (b) of this Section 2.9 (with appropriate modifications) shall be given by the Company and each Participating Holder with respect to any required registration or other qualification of securities under any applicable securities and state “blue sky” laws.

(d)    Any Person entitled to indemnification under this Agreement shall notify promptly the indemnifying party in writing of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 2.9, but the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 2.9, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 2.9. In case any action or proceeding is brought against an indemnified party and such indemnified party shall have notified the indemnifying party of the commencement thereof (as required above), the indemnifying party shall be entitled to participate therein and, unless in the reasonable opinion of outside counsel to the indemnified party a conflict of interest between such indemnified and indemnifying parties exists in respect of such Claim, to assume the defense thereof jointly with any other indemnifying party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party that it so chooses, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the action or proceeding within twenty (20) days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so; or (ii) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal or equitable defenses available to such indemnified party which are not available to the indemnifying party or which may conflict with or be different from those available to another indemnified party with respect to such Claim; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction, except to the extent any indemnified party or parties reasonably shall have made a conclusion described in clause (ii) or (iii) above) and the indemnifying party shall be liable for any expenses therefor. No indemnifying party shall be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with such consent or if there be a final judgment for the plaintiff, such indemnifying party agrees to indemnify each indemnified party from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (B) does not include a statement as to or an admission of fault or culpability, by or on behalf of any indemnified party.

(e)    If for any reason the foregoing indemnity is unavailable, unenforceable or is insufficient to hold harmless an indemnified party under Sections 2.9(a), (b) or (c), then each applicable indemnifying party shall contribute to the amount paid or payable to such indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to such Claim. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. If, however, the allocation provided in the second preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if any contribution pursuant to this Section 2.9(e) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentences of this Section 2.9(e). The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything in this Section 2.9(e) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this Section 2.9(e) to contribute any amount greater than the amount of the net proceeds received by such indemnifying party from the sale of Registrable Securities pursuant to the registration statement giving rise to such Claim, less the amount of any indemnification payment made by such indemnifying party pursuant to Sections 2.9(b) and (c). In addition, no Holder of Registrable Securities or any Affiliate thereof shall be required to pay any amount under this Section 2.9(e) unless such Person or entity would have been required to pay an amount pursuant to Section 2.9(b) if it had been applicable in accordance with its terms.

(f)    The indemnity and contribution agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Securities by any such party.

(g)    The indemnification and contribution required by this Section 2.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

2.10.    No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities that is inconsistent in any material respects with the rights granted to the Holders in this Agreement.

Section 3.    Underwritten Offerings.

3.1.    Requested Underwritten Offerings. If requested by the underwriters for any underwritten offering pursuant to a registration requested under Section 2.1, the Company shall enter into a customary underwriting agreement with the underwriters. Such underwriting agreement shall (i) be satisfactory in form and substance to the Initiating Holders and the Majority Participating Holders, (ii) contain terms not inconsistent with the provisions of this Agreement and (iii) contain such representations and warranties by, and such other agreements on the part of, the Company and such other terms as are generally prevailing in agreements of that type, including indemnities and contribution agreements on substantially the same terms as those contained herein or as otherwise customary for the lead underwriter. Every Participating Holder shall be a party to such underwriting agreement. Each Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than customary representations of a selling shareholder, including representations, warranties or agreements regarding its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement for indemnity, contribution or otherwise shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of Registrable Securities pursuant to such registration statement and in no event shall relate to anything other than information about such Holder specifically provided by such Holder for use in the registration statement and prospectus.

3.2.    Piggyback Underwritten Offerings. In the case of a registration pursuant to Section 2.2, if the Company shall have determined to enter into an underwriting agreement in connection therewith, all of the Participating Holders’ Registrable Securities to be included in such registration shall be subject to such underwriting agreement. Each such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than customary representations of a selling shareholder, including representations, warranties or agreements regarding its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of Registrable Securities pursuant to such registration statement and in no event shall relate to anything other than information about such Holder specifically provided by such Holder for use in the registration statement and prospectus.

Section 4.    General.

4.1.    Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities, to any and all shares of capital stock of the Company, any successor or assign of the Company (whether by merger, share exchange, consolidation, sale of assets or otherwise) or any Subsidiary or parent company of the Company which may be issued in respect of, in exchange for or in substitution of, Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

4.2.    Rule 144. The Company covenants that (i) so long as it remains subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1)(i) of Rule 144 under the Securities Act, as such Rule may be amended (“Rule 144”)) or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales by such Holder under Rule 144, or any similar rules or regulations hereafter adopted by the SEC, and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, or any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will promptly deliver to such Holder a written statement as to whether it has complied with such requirements.

4.3.    Nominees for Beneficial Owners. If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement (or any determination of any number or percentage of shares constituting Registrable Securities held by any Holder or Holders of Registrable Securities contemplated by this Agreement); provided, however, that the Company shall have received evidence reasonably satisfactory to it of such beneficial ownership.

4.4.    Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any Holder unless such modification, amendment or waiver is approved in writing by the Company and the Holders holding a majority of the Registrable Securities then held by all Holders; provided that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a Holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof or of any other or future exercise of any such right, power or privilege.

4.5.    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if deposited in the United States mail, first-class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, (iv) if delivered by facsimile transmission, upon confirmation of successful transmission, (x) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, and (y) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, or is transmitted on a day that is not a Business Day, or (v) if via e-mail communication, on the date of delivery. All notices, demands and other communications hereunder shall be delivered as set forth below and to any subsequent holder of Stock subject to this Agreement at such address as indicated by the Company’s records, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

23andMe Holding Co.
223 North Mathilda Avenue
Sunnyvale, CA 94086
Attention:	Kathy Hibbs,
Chief Legal and Regulatory Officer
Email:	khibbs@23andme.com

if to any Holder, to the address set forth opposite the name of such Holder on the signature pages hereto or such other address indicated in the records of the Company.

4.6.    Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors, permitted assigns, heirs and personal representatives of the parties hereto, whether so expressed or not. This Agreement may not be assigned by the Company without the prior written consent of the Holders. No Holder shall have the right to assign all or part of its or his rights and obligations under this Agreement to any Person without the consent of the Company and unless such Person duly executes and delivers to the Company a Joinder Agreement. Upon any such assignment, such assignee shall have and be able to exercise and enforce all rights of the assigning Holder which are assigned to it and, to the extent such rights are assigned, any reference to the assigning Holder shall be treated as a reference to the assignee. If any Holder shall acquire additional Registrable Securities, such Registrable Securities shall be subject to all of the terms, and entitled to all the benefits, of this Agreement. Additional Persons may become parties to this Agreement as Holders with the consent of the Company (not to be unreasonably withheld or delayed), by executing and delivering to the Company the Joinder Agreement.

4.7.    Termination.

(a)    The obligations of the Company and a Holder under this Agreement, in each case solely with respect to such Holder, will terminate upon the earlier of:

(i)    the date on which such Holder no longer holds any Registrable Securities; or

(ii)    the later of (A) the date on which such Holder no longer beneficially owns at least 1% of the then outstanding Class A Common Stock or Class A Common Stock Equivalents, and such Holder (notwithstanding any beneficial ownership of Class A Common Stock or Class A Common Stock Equivalents by such Holder) is not an Affiliate of the Company and (B) the date on which such the Holder is eligible to sell its Registrable Securities pursuant to Rule 144 (without limitation as to volume or manner of sale).

(b)    This Agreement shall terminate on the date that is seven (7) years from date hereof.

(c)    Notwithstanding clauses (a) and (b) above, Section 2.5, Section 2.9, Section 4.9 and Section 4.13 shall survive termination of this Agreement.

4.8.    Entire Agreement. This Agreement and the other documents referred to herein or delivered pursuant hereto which form part hereof constitute the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

4.9.    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

(b)    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought against any of the parties in the United States District Court for the Southern District of New York or any New York state court located in New York, New York, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

4.10.    Interpretation; Construction.

(a)    The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

4.11.    Counterparts. This Agreement may be executed and delivered in any number of separate counterparts (including by facsimile or electronic mail), each of which shall be an original, but all of which together shall constitute one and the same agreement.

4.12.    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.13.    Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 4.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.14.    Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.15.    Confidentiality. Each Holder agrees that any non-public information which they may receive relating to the Company and its Subsidiaries (the “Confidential Information”) will be held strictly confidential and will not be disclosed by it to any Person without the express written permission of the Company; provided, however, that the Confidential Information may be disclosed (i) in the event of any compulsory legal process or compliance with any applicable law, subpoena or other legal process, as required by an administrative requirement, order, decree or the rules of any relevant stock exchange or in connection with any filings that the Holder may be required to make with any regulatory authority; provided, however, that in the event of compulsory legal process, unless prohibited by applicable law or that process, each Holder agrees (A) to give the Company prompt notice thereof and to cooperate with the Company in securing a protective order in the event of compulsory disclosure and (B) that any disclosure made pursuant to public filings will be subject to the prior reasonable review of the Company, (ii) to any foreign or domestic governmental or quasi-governmental regulatory authority, including any stock exchange or other self-regulatory organization having jurisdiction over such party, (iii) to each Holder’s or its Affiliate’s, officers, directors, employees, partners, accountants, lawyers and other professional advisors for use relating solely to management of the investment or administrative purposes with respect to such Holder and (iv) to a proposed transferee of securities of the Company held by a Holder; provided, however, that the Holder informs the proposed transferee of the confidential nature of the information and the proposed transferee agrees in writing to comply with the restrictions in this Section 4.15 and delivers a copy of such writing to the Company.

4.16.    Opt-Out Requests. Each Holder shall have the right, at any time and from time to time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company or any other Holders otherwise are required to deliver pursuant to this Agreement by delivering to the Company a written statement signed by such Holder that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement the Company and other Holders shall not be required to, and shall not, deliver any notice or other information required to be provided to Holders hereunder to the extent that the Company or such other Holders reasonably expect would result in a Holder acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Holder who previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Holder to issue and revoke subsequent Opt-Out Requests; provided that each Holder shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests.

4.17.    Original Registration Rights Agreement. The Sponsor hereby agrees that upon execution of this Agreement by the Sponsor, the Original Registration Rights Agreement shall be automatically terminated and superseded in its entirety by this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

THE COMPANY: 23ANDME HOLDING CO., a Delaware corporation

By:
Name:
Title:

[Signature Page to Amended and Registration Rights Agreement]

HOLDERS VG Acquisition Sponsor LLC, a Cayman Islands limited liability company

By:
Name:
Title:

[OTHER HOLDERS]

[Signature Page to Amended and Registration Rights Agreement]

Exhibit A

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of [     ], by [and among [                ] (the “Transferring Holder”) and] [                ] (the “New Holder”), in accordance with that certain Amended and Restated Registration Rights Agreement, dated as of [●], 2021 (as amended from time to time, the “Agreement”), by and among 23andMe Holding Co. (the “Company”) and the other Holders party thereto.

WHEREAS, the Agreement requires the New Holder to become a party to the Agreement by executing this Joinder Agreement, and upon the New Holder signing this Joinder Agreement, the Agreement will be deemed to be amended to include the New Holder as a Holder thereunder;

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.    Party to the Agreement. By execution of this Joinder Agreement, as of the date hereof the New Holder is hereby made a party to the Agreement as a Holder. The New Holder hereby agrees to become a party to the Agreement and to be bound by, and subject to, all of the representations, covenants, terms and conditions of the Agreement in the same manner as if the New Holder were an original signatory to the Agreement. Execution and delivery of this Joinder Agreement by the New Holder shall also constitute execution and delivery by the New Holder of the Agreement, without further action of any party.

Section 2.    Defined Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement unless otherwise noted.

Section 3.    Representations and Warranties of the New Holder.

3.1.    Authorization. The New Holder has all requisite power and authority and has taken all action necessary in order to duly and validly approve the New Holder’s execution and delivery of, and performance of its obligations under, this Joinder Agreement. This Joinder Agreement has been duly executed and delivered by the New Holder and constitutes a legal, valid and binding agreement of the New Holder, enforceable against the New Holder in accordance with its terms.

3.2.    No Conflict. The New Holder is not under any obligation or restriction, nor shall it assume any such obligation or restriction, that does or would materially interfere or conflict with the performance of its obligations under this Joinder Agreement.

Section 4.    Further Assurances. The parties agree to execute and deliver any further instruments or perform any acts which are or may become necessary to effectuate the purposes of this Joinder Agreement.

Section 5.    Governing Law. This Joinder Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

Section 6.    Counterparts. This Joinder Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument.

Section 7.    Entire Agreement. This Joinder Agreement and the Agreement contain the entire understanding, whether oral or written, of the parties hereto with respect to the matters covered hereby. Any amendment or change in this Joinder Agreement shall not be valid unless made in writing and signed by each of the parties hereto.

[Signature pages follow]

Exhibit A-1

Exhibit A

IN WITNESS WHEREOF, intending to be legally bound hereby, the undersigned parties have executed this Joinder Agreement as of the date first above written.

[TRANSFERRING HOLDER] [ ]

By:
Name:
Title:

NEW HOLDER [ ]

By:
Name:
Title:

Notice Address: [ ]
[ ]
[ ]
Attn:[ ]
Facsimile:[ ]

Accepted and Agreed to as of

the date first written above:

COMPANY 23ANDME HOLDING CO.
By:
Name:
Title:

Exhibit A-2

Annex J

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made as of February         , 2021, by and among (i) VG Acquisition Corp., a Cayman Islands corporation (“VGAC”), (ii) VG Acquisition Sponsor LLC, a Cayman Islands corporation (“Sponsor”), (iii) 23andMe, Inc., a Delaware corporation (the “Company”), and (iv) the undersigned Company stockholders, each of whom is as of the date of this Agreement either a director or officer of the Company, or a five percent (5%) or greater stockholder of the Company, and who together hold less than 100% of the outstanding voting capital stock of the Company (the “Company Stockholders” and, together with Sponsor, the “Voting Parties” and each a “Voting Party”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, VGAC and the Company, and the other persons party thereto, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Transaction Agreement”), whereby the parties intend to effect a business combination between VGAC and the Company, on the terms and subject to the conditions set forth therein (collectively, the “Transactions”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used herein, the term “Voting Shares” shall mean, taken together, (i) all securities of VGAC beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, excluding shares of stock underlying unexercised options or warrants, but including any shares of stock acquired upon exercise of such options or warrants) (“Beneficially Owned”) by any Voting Party, including any and all securities of VGAC acquired and held in such capacity subsequent to the date hereof (“VGAC Voting Shares”) and (ii) all securities of the Company Beneficially Owned by any Voting Party, including any and all securities of the Company acquired and held in such capacity subsequent to the date hereof (the “Company Voting Interests”). Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Transaction Agreement.

2. Representations and Warranties of the Voting Parties. Each Voting Party on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such Voting Party (and not as to any other Person) and such Voting Party’s ownership of its Voting Shares set forth on Annex A as follows:

a. Authority. If Voting Party is a legal entity, Voting Party is an entity duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction in which it is incorporationed, organized or constituted, and has all requisite power and authority to enter into this Agreement, to perform fully Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. If Voting Party is a natural person, Voting Party has the legal capacity to enter into this Agreement. If Voting Party is a legal entity, this Agreement has been duly authorized, executed and delivered by Voting Party. This Agreement constitutes a valid and binding obligation of Voting Party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

b. No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of Voting Party is required in connection with the execution, delivery and performance of this Agreement. If Voting Party is a natural person, no consent of such Voting Party’s spouse is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If Voting Party is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

c. No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, Voting Party’s organizational documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Voting Party or to Voting Party’s property or assets (including the Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Transactions or that would reasonably be expected to prevent Voting Party from fulfilling its obligations under this Agreement.

d. Ownership of Shares. Voting Party (i) Beneficially Owns its Voting Shares free and clear of all Liens and (ii) has the sole power to vote or caused to be voted its Voting Shares and the sole power of dispositon and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of its Voting Shares. Except pursuant hereto and pursuant to (A), with respect to VGAC and Sponsor, (1) the VGAC Governing Document and (2) that certain letter agreement, dated as of October 1, 2020, by and between VGAC, Sponsor and each of the Insiders (as defined therein); and (B), with respect to the Company and the Company Stockholders, (1) that certain Eighth Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2020 (the “Investor Rights Agreement”), by and among the Company, certain Company Stockholders and the other stockholders of the Company party thereto; (2) that certain Eighth Amended and Restated Voting Agreement, dated as of December 9, 2020 (the “Voting Agreement”), by and among the Company, certain Company Stockholders and the other stockholders of the Company party thereto; (3) that certain Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 9, 2020 (the “ROFR Agreement” and, together with the Investor Rights Agreement, the Voting Agreement, and any other similar agreements or side letters between the Company and Voting Parties relating to management rights, board observer rights or similar arrangements, the “Company Affiliate Agreements”), by and among the Company, certain Company Stockholders and the other stockholders of the Company party thereto; (4) the Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”); and (5) the Amended and Restated Bylaws of the Company, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Voting Party is a party relating to the pledge, acquisition, disposition, transfer or voting of Voting Shares prior to the consummation of the Transactions and there are no voting trusts or voting agreements with respect to the Voting Shares. Voting Party does not Beneficially Own (i) any Voting Shares other than the Voting Shares set forth on Annex A or (ii) any options, warrants or other rights to acquire any additional Company Voting Interests or shares of common stock of VGAC (“VGAC Common Stock”) or any security exercisable for or convertible into Company Voting Interests or shares of VGAC Common Stock, other than as set forth on Annex A.

e. No Litigation. There is no Action pending against, or, to the knowledge of Voting Party, threatened against, Voting Party that would reasonably be expected, individually or in the aggregate, to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement. None of Voting Party or any of its Affiliates is subject to any Governmental Order that would reasonably be expected, individually or in the aggregate, to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

3. Agreement to Vote Shares; Irrevocable Proxy; Further Assurances.

a. Each Voting Party shall during the term of this Agreement vote or cause to be voted the VGAC Voting Shares that he, she or it Beneficially Owns, at every meeting of the stockholders of VGAC at which such matters are considered and at every adjournment or postponement thereof: (i) in favor of (A) the approval of the Transactions and the Transaction Agreement and the other transactions contemplated thereby, (B) any proposal to adjourn or postpone such meeting of the stockholders of VGAC to a later date if there are not sufficient votes to approve the Transactions, and (C) an amendment of VGAC’s governing documents to extend the outside date for consummating the Transactions, if applicable; (ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of VGAC or Merger Sub under the Transaction Agreement; and (iii) against (A) any proposal or offer from any Person (other than the Company or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving VGAC, or (2) the issuance or acquisition of shares of capital stock or other equity securities of VGAC (other than as contemplated by the Transaction Agreement); and (B) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of VGAC’s conditions under the Transaction Agreement or change in any manner the voting rights of any class of shares of VGAC (including any amendments to VGAC’s certificate of incorporation or bylaws other than in connection with the Transactions).

b. Each Voting Party shall during the term of this Agreement (x) vote or cause to be voted the Company Voting Interests he, she or it Beneficially Owns, at every meeting (or in connection with any request for action by written consent) of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and (y) execute a written consent or consents if the stockholders of the Company are requested to vote their voting interests through the execution of an action by written consent, in each case to the extent such Company Voting Interests are entitled to vote thereon pursuant to the Company Charter Documents: (i) in favor of (A) the Transaction Agreement and the other transactions contemplated thereby; (B) any proposal to adjourn or postpone such meeting of the Company to a later date if there are not sufficient votes to approve the Transactions; (C) the conversion of the Company’s outstanding shares of preferred stock into common stock immediately prior to, and contingent upon, the consummation of the Transactions; and (D) the termination of the Company Affiliate Agreements, immediately prior to, and contingent upon, the consummation of the Transactions; and (ii) against (A) any proposal or offer from any Person (other than VGAC or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company or any Company Subsidiary, (2) the issuance or acquisition of shares of capital stock or other equity securities of the Company or any Company Subsidiary, or (3) the sale, lease, exchange or other disposition of any significant portion of the Company or any Company Subsidiary’s properties or assets; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any Company Subsidiary under the Transaction Agreement; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of the Company or any Company Subsidiary’s conditions under the Transaction Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Charter Documents), except as contemplated by this Agreement.

c. (1) Each of the undersigned holding Company Voting Interests (each, a “Company Holder”) hereby appoints Anne Wojcicki and Steve Schoch and any designee of Ms. Wojcicki and Mr. Schoch, and each of them individually, and (2) each holder of VGAC Common Stock (each, a “VGAC Holder”) hereby appoints Josh Bayliss and Evan Lovell and any designee of Josh Bayliss and Evan Lovell, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Voting Shares in accordance with Sections 3(a) and 3(b). This proxy and power of attorney is given to secure the performance of the duties of Voting Party under this Agreement. Each Voting Party shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Voting Party shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Voting Party with respect to the Voting Shares. The power of attorney granted by Voting Party herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Voting Party. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

d. From time to time, at the request of the Company, each Company Holder shall take, and at the request of VGAC, each VGAC Holder shall take, all such further actions, as may be necessary or appropriate to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement, and execute customary documents incident to the consummation of the Transactions.

4. No Voting Trusts or Other Arrangement. Each Voting Party agrees that during the term of this Agreement Voting Party will not, and will not permit any entity under Voting Party’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares. Each Voting Party hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares.

5. Transfer and Encumbrance. Each Voting Party agrees that during the term of this Agreement Voting Party will not, directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or Voting Party’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of Voting Shares by any Voting Party to (a) an executive officer or director of VGAC, (b) a Person holding more than 5% of the voting equity securities of the Company or VGAC, (c) any investment fund or other entity controlled or managed by or under common management or control with such Voting Party or affiliates of such Voting Party, (d) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Voting Party, or (e) if such Voting Party is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to VGAC and the Company, to be bound by all of the terms of this Agreement.

6. Appraisal and Dissenters’ Rights. Each Voting Party hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions that Voting Party may have by virtue of ownership of the Company Voting Interests and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against the Company relating to the negotiation, execution or delivery of this Agreement or the Transaction Agreement or the consummation of the Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the Transaction Agreement or the Transactions.

7. Redemption and Registration Rights. Each VGAC Holder agrees not to exercise any right to redeem any VGAC Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof.

8. Termination. This Agreement shall automatically terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Transaction Agreement is terminated in accordance with its terms. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 8 shall relieve any party of liability for any willful breach of this Agreement occurring prior to termination.

9. No Agreement as Director or Officer. Each Voting Party is signing this Agreement solely in its capacity as a stockholder of VGAC or the Company, as applicable. No Voting Party makes any agreement or understanding in this Agreement in such Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer of VGAC, the Company or any of their respective subsidiaries (if Voting Party holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Voting Party in his, her or its capacity as a director or officer of VGAC or the Company, and no actions or omissions taken in any Voting Party’s capacity as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Voting Party from exercising his or her fiduciary duties as an officer or director to VGAC, the Company or their respective stockholders, as applicable.

10. Specific Enforcement. Monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

11. Entire Agreement. This Agreement and the Transaction Agreement supersede all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contain the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12. Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the next Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth on Annex A (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12).

13. Miscellaneous.

a. Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties hereto irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 12 or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

b. Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement, including but not limited to any course of conduct, course of dealing, oral or written statement or action of any party hereto.

c. Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

d. Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

e. Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

f. Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

g. Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Support Agreement as of the date first written above.

PARENT:

VG ACQUISITION CORP.

By:
Name:
Title:

SPONSOR:

VG ACQUISITION SPONSOR LLC

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Support Agreement as of the date first written above.

COMPANY:

23ANDME, INC.

By:
Name:
Title:

Annex A

Voting Interests

Company and Company Stockholders

Name	Address	Voting Interests

Company
[ ]
[ ]
[ ]
[ ]

VGAC and Sponsor

Name	Address	Voting Interests
		[Class A common stock	Class B common stock	Warrants (for Class A common stock)]
VG Acquisition Corp.		n/a	n/a	n/a
VG Acquisition Sponsor LLC

ANNEX K

FORM OF

23ANDME HOLDING CO.

2021 INCENTIVE EQUITY PLAN

Effective as of the Effective Date (as defined below), the 23andMe Holding Co. 2021 Incentive Equity Plan (as in effect from time to time, the “Plan”) is hereby established.

The purpose of the Plan is to provide employees, certain consultants and advisors, and the non-employee members of the Board of Directors, of 23andMe Holding Co., a Delaware corporation formerly known as VG Acquisition Corp. (together with its successors, the “Company”), and its subsidiaries, , with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units, and other stock-based awards.

The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefitting the Company’s stockholders, and will align the economic interests of the participants with those of the stockholders.

Section 1.    Definitions

The following terms has the meanings set forth below for purposes of the Plan:

(a)    “409A” means Section 409A of the Code.

(b)    “Board” means the Board of Directors of the Company.

(c)    “Cause” has the meaning given to that term in any written employment agreement, offer letter or severance agreement between the Employer and the Participant, or if no such agreement exists or if such term is not defined therein, and unless otherwise defined in the Grant Instrument, Cause means a finding by the Committee that the Participant (i) has breached the Participant’s employment or service contract with the Employer, (ii) has engaged in disloyalty to the Employer, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) has disclosed trade secrets or confidential information of the Employer to persons not entitled to receive such information, (iv) has breached any written non-competition, non-solicitation, invention assignment or confidentiality agreement between the Participant and the Employer or (v) has engaged in such other behavior detrimental to the interests of the Employer as the Committee determines.

(d)    “CEO” means the Chief Executive Officer of the Company (or if there is none then appointed, the President of the Company).

(e)    Unless otherwise set forth in a Grant Instrument, a “Change of Control” shall be deemed to have occurred if:

(i)    Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a direct or indirect subsidiary of another Person and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares of such other Person representing more than 50% of the voting power of the then outstanding securities of such other Person.

(ii)    The consummation of (A) a merger or consolidation of the Company with another Person where, immediately after the merger or consolidation, the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, in substantially the same proportion as ownership immediately prior to the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the surviving Person would be entitled in the election of directors, or where the members of the Board, immediately prior to the merger or consolidation, will not, immediately after the merger or consolidation, constitute a majority of the board of directors of the surviving Person or (B) a sale or other disposition of all or substantially all of the assets of the Company.

(iii)    A change in the composition of the Board over a period of 12 consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections, or threatened election contests, for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

(iv)    The consummation of a complete dissolution or liquidation of the Company.

The Committee may modify the definition of Change of Control for a particular Grant as the Committee deems appropriate to comply with 409A or otherwise. Notwithstanding the foregoing, if a Grant constitutes deferred compensation subject to 409A and the Grant provides for payment upon a Change of Control, then, for purposes of such payment provisions, no Change of Control shall be deemed to have occurred upon an event described in items (i) – (iv) above unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under 409A.

(a)    “Class A Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

(b)    “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(c)    “Committee” means the Compensation Committee of the Board or another committee appointed by the Board to administer the Plan and to the extent the Board does not appoint a committee, the Board can serve as the Committee. The Committee shall consist of directors who are “non-employee directors” as defined under Rule 16b-3 promulgated under the Exchange Act and “independent directors,” as determined in accordance with the independence standards established by the stock exchange on which the Class A Stock is at the time primarily traded.

(d)    “Disability” or “Disabled” means, unless otherwise set forth in the Grant Instrument, a Participant’s becoming disabled within the meaning of the Employer’s long-term disability plan applicable to the Participant.

(e)    “Dividend Equivalent” means an amount determined by multiplying the number of shares of Class A Stock subject to a Stock Unit or Other Stock-Based Award by the per-share cash dividend paid by the Company on its outstanding Class A Stock, or the per-share Fair Market Value of any dividend paid on its outstanding Class A Stock in consideration other than cash. If interest is credited on accumulated divided equivalents, the term “Dividend Equivalent” shall include the accrued interest.

(f)    “Effective Date” means the effective date of the consummation of the merger contemplated by the Merger Agreement, subject to approval of the Plan by the stockholders of the Company.

(g)    “Employee” means an employee of the Employer (including an officer or director who is also an employee), but excluding any person who is classified by the Employer as a “contractor” or “consultant,” no matter how characterized by the Internal Revenue Service, other governmental agency or a court. Any change of characterization of an individual by the Internal Revenue Service or any court or government agency shall have no effect upon the classification of an individual as an Employee for purposes of this Plan, unless the Committee determines otherwise.

(h)    “Employed by, or providing service to, the Employer” means employment or service as an Employee, Key Advisor or member of the Board (so that, for purposes of exercising Options and SARs and satisfying conditions with respect to Stock Awards, Stock Units, and Other Stock-Based Awards, a Participant shall not be considered to have terminated employment or service until the Participant ceases to be an Employee, Key Advisor or member of the Board), unless the Committee determines otherwise. If a Participant’s relationship is with a subsidiary of the Company and that entity ceases to be a subsidiary of the Company, the Participant will be deemed to cease employment or service when the entity ceases to be a subsidiary of the Company, unless the Participant transfers employment or service to an Employer.

(i)    “Employer” means the Company and its subsidiaries.

(j)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(k)    “Exercise Price” means the per share price at which shares of Class A Stock may be purchased under an Option, as designated by the Committee.

(l)    “Fair Market Value” means:

(i)    For so long as the Class A Stock is publicly traded, the Fair Market Value per share shall be determined as follows: (A) if the principal trading market for the Class A Stock is a national securities exchange, the closing sales price during regular trading hours on the relevant date or, if there were no trades on that date, the latest preceding date upon which a sale was reported, or (B) if the Class A Stock is not principally traded on any such exchange, the last reported sale price of a share of Class A Stock during regular trading hours on the relevant date, as reported by the OTC Bulletin Board.

(ii)    If the Class A Stock is not publicly traded or, if publicly traded, is not subject to reported transactions as set forth above, the Fair Market Value per share shall be determined by the Committee through any reasonable valuation method authorized under the Code.

(m)    “GAAP” means United States generally accepted accounting principles.

(n)    “Grant” means an Option, SAR, Stock Award, Stock Unit or Other Stock-Based Award granted under the Plan.

(o)    “Grant Instrument” means the written agreement that sets forth the terms and conditions of a Grant, including all amendments thereto.

(p)    “Incentive Stock Option” means an Option that is intended to meet the requirements of an incentive stock option under Section 422 of the Code.

(q)    “Key Advisor” means a consultant or advisor of the Employer.

(r)    “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of February 4, 2021, by and among the Company, Chrome Merger Sub, Inc., a Delaware corporation, and 23andMe, Inc., Delaware corporation, as amended by that certain First Amendment to Agreement and Plan of Merger, dated February 13, 2021, by and among the Company, Chrome Merger Sub, Inc. and 23andMe, Inc.

(s)    “Non-Employee Director” means a member of the Board who is not an Employee.

(t)    “Nonqualified Stock Option” means an Option that is not intended to be taxed as an incentive stock option under Section 422 of the Code.

(u)    “Option” means an option to purchase shares of Class A Stock, as described in Section 6.

(v)    “Other Stock-Based Award” means any Grant based on, measured by or payable in Class A Stock (other than an Option, Stock Unit, Stock Award, or SAR), as described in Section 10.

(w)    “Participant” means an Employee, Key Advisor or Non-Employee Director designated by the Committee to participate in the Plan.

(x)    “Performance Goals” means performance goals that may include, but are not limited to, one or more of the following criteria: cash flow; free cash flow; earnings (including gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, adjusted earnings before interest, taxes, depreciation and amortization and net earnings); earnings per share; growth in earnings or earnings per share; book value growth; stock price; return on equity or average stockholder equity; total stockholder return or growth in total stockholder return either directly or in relation to a comparative group; return on capital; return on assets or net assets; revenue, growth in revenue or return on sales; sales; expense reduction or expense control; expense to revenue ratio; income, net income or adjusted net income; operating income, net operating income, adjusted operating income or net operating income after tax; operating profit or net operating profit; operating margin; gross profit margin; return on operating revenue or return on operating profit; regulatory filings; regulatory approvals, litigation and regulatory resolution goals; other operational, regulatory or departmental objectives; budget comparisons; growth in stockholder value relative to established indexes, or another peer group or peer group index; development and implementation of strategic plans and/or organizational restructuring goals; development and implementation of risk and crisis management programs; improvement in workforce diversity; compliance requirements and compliance relief; safety goals; productivity goals; workforce management and succession planning goals; economic value added (including typical adjustments consistently applied from generally accepted accounting principles required to determine economic value added performance measures); measures of customer satisfaction, employee satisfaction or staff development; development or marketing collaborations, formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance the Corporation’s revenue or profitability or enhance its customer base; merger and acquisitions; and other similar criteria as determined by the Committee. Performance goals applicable to a Grant shall be determined by the Committee, and may be established on an absolute or relative basis and may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments. Relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices.

(y)    “Person” means any natural person, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

(z)    “Restriction Period” has the meaning given that term in Section 7(a).

(aa)    “SAR” means a stock appreciation right, as described in Section 9.

(bb)    “Stock Award” means an award of Class A Stock, as described in Section 7.

(cc)    “Stock Unit” means an award of a phantom unit representing a share of Class A Stock, as described in Section 8.

(dd)    “Substitute Awards” has the meaning given that term in Section 4(c).

Section 2.    Administration

(a)    Committee. The Plan shall be administered and interpreted by the Committee; provided, however, that any Grants to members of the Board must be authorized by a majority of the Board (counting all Board members for purposes of a quorum, but only non-interested Board members for purposes of such majority approval). The Committee may delegate authority to one or more subcommittees, as it deems appropriate. Subject to compliance with applicable law and the applicable stock exchange rules, the Board, in its discretion, may perform any action of the Committee hereunder in any individual instance (without any need for any formal assumption of authority from the Committee). To the extent that the Board, a subcommittee or the CEO, as described below administers the Plan, references in the Plan to the “Committee” shall be deemed to refer to the Board or such subcommittee or the CEO.

(b)    Delegation to CEO. Subject to compliance with applicable law and applicable stock exchange requirements, including Section 157(c) of the Delaware General Corporation Law, the Committee may delegate all or part of its authority and power to the CEO, as it deems appropriate, with respect to Grants to Employees or Key Advisors who are not executive officers under Section 16 of the Exchange Act.

(c)    Committee Authority. The Committee shall have the sole authority to (i) determine the individuals to whom Grants shall be made under the Plan, (ii) determine the type, size, terms and conditions of the Grants to be made to each such individual, (iii) determine the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (v) amend the terms of any previously issued Grant, subject to the provisions of Section 17 below, (vi) determine and adopt terms, guidelines, and provisions, not inconsistent with the Plan and applicable law, that apply to individuals residing outside of the United States who receive Grants under the Plan, and (vii) deal with any other matters arising under the Plan.

(d)    Committee Determinations. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee’s interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

(e)    Indemnification. No member of the Committee or the Board, and no employee of the Company shall be liable for any act or failure to act with respect to the Plan, except in circumstances involving their bad faith or willful misconduct, or for any act or failure to act hereunder by any other member of the Committee or employee or by any agent to whom duties in connection with the administration of this Plan have been delegated. The Company shall indemnify members of the Committee and the Board and any agent of the Committee or the Board who is an employee of the Company or a subsidiary against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person’s bad faith or willful misconduct.

Section 3.    Grants

Grants under the Plan may consist of Options as described in Section 6, Stock Awards as described in Section 7, Stock Units as described in Section 8, SARs as described in Section 9, and Other Stock-Based Awards as described in Section 10. All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in the Grant Instrument. All Grants shall be made conditional upon the Participant’s acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Participant, the Participant’s beneficiaries and any other person having or claiming an interest under such Grant. Grants under a particular Section of the Plan need not be uniform as among the Participants.

Section 4.    Shares Subject to the Plan

(a)    Shares Authorized. Subject to adjustment as described below in Sections 4(b) and 4(e) below, the aggregate number of shares of Class A Stock that may be issued or transferred under the Plan shall be 96,766,864 shares of Class A Stock. The aggregate number of shares of Class A Stock that may be issued or transferred under the Plan pursuant to Incentive Stock Options shall not exceed 96,766,864 shares of Class A Stock. Commencing with the first business day of each calendar year beginning in 2022, the aggregate number of shares of Class A Stock that may be issued or transferred under the Plan shall be increased by a number equal to the least of (x) 22,757,473 shares of Class A Stock, (y) 3.0% of the aggregate number of shares of Class A Stock and Class B common stock, par value $0.0001 per share, of the Company, taken together, outstanding as of the last day of the immediately preceding calendar year, or (z) such lesser number of shares of Class A Stock as may be determined by the Committee.

(b)    Source of Shares; Share Counting. Shares issued or transferred under the Plan may be authorized but unissued shares of Class A Stock or reacquired shares of Class A Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options or SARs granted under the Plan, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, or if any Stock Awards, Stock Units or Other Stock-Based Awards are forfeited, terminated or otherwise not paid in full, the shares subject to such Grants shall again be available for purposes of the Plan. If shares of Class A Stock otherwise issuable under the Plan are surrendered in payment of the Exercise Price of an Option, then the number of shares of Class A Stock available for issuance under the Plan shall be reduced only by the net number of shares actually issued by the Company upon such exercise and not by the gross number of shares as to which such Option is exercised. Upon the exercise of any SAR under the Plan, the number of shares of Class A Stock available for issuance under the Plan shall be reduced by only by the net number of shares actually issued by the Company upon such exercise. If shares of Class A Stock otherwise issuable under the Plan are withheld by the Company in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any Grant or the issuance of Class A Stock thereunder, then the number of shares of Class A Stock available for issuance under the Plan shall be reduced by the net number of shares issued, vested or exercised under such Grant, calculated in each instance after payment of such share withholding. To the extent any Grants are paid in cash, and not in shares of Class A Stock, any shares previously subject to such Grants shall again be available for issuance or transfer under the Plan. For the avoidance of doubt, if shares are repurchased by the Company on the open market with the proceeds of the Exercise Price of Options, such shares may not again be made available for issuance under the Plan.

(c)    Substitute Awards. Shares issued or transferred under Grants made pursuant to an assumption, substitution or exchange for previously granted awards of a company acquired by the Company in a transaction (“Substitute Awards”) shall not reduce the number of shares of Class A Stock available under the Plan and available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Grants under the Plan and shall not reduce the Plan’s share reserve (subject to applicable stock exchange listing and Code requirements).

(d)    Individual Limits for Non-Employee Directors. Subject to adjustment as described below in Section 4(e), the maximum aggregate grant date value of shares of Class A Stock subject to Grants granted to any Non-Employee Director during any calendar year, taken together with any cash fees earned by such Non-Employee Director for services rendered during the calendar year, shall not exceed $300,000 in total value; provided, however, that with respect to the year during which the Non-Employee Director is first appointed or elected to the Board, the maximum aggregate grant date value of shares of Class A Stock granted to such Non-Employee Director during the initial annual period, taken together with any cash fees earned by such

Non-Employee Director for services rendered during such period, shall not exceed $750,000 in total value during the initial annual period. For purposes of this limit, the value of such Grants shall be calculated based on the grant date fair value of such Grants for financial reporting purposes.

(e)    Adjustments. If there is any change in the number or kind of shares of Class A Stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value, or (iv) any other extraordinary or unusual event affecting the outstanding Class A Stock as a class without the Company’s receipt of consideration, or if the value of outstanding shares of Class A Stock is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, the maximum number and kind of shares of Class A Stock available for issuance under the Plan, the maximum amount of Grants which a Non-Employee Director may receive in any year, the number and kind of shares covered by outstanding Grants, the number and kind of shares issued and to be issued under the Plan, and the price per share or the applicable market value of such Grants shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Class A Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. In addition, in the event of a Change of Control, the provisions of Section 12 shall apply. Any adjustments to outstanding Grants shall be consistent with Section 409A or Section 424 of the Code, to the extent applicable. The adjustments of Grants under this Section 4(e) shall include adjustment of shares, Exercise Price of Stock Options, base amount of SARs, Performance Goals or other terms and conditions, as the Committee deems appropriate. The Committee shall have the sole discretion and authority to determine what appropriate adjustments shall be made and any adjustments determined by the Committee shall be final, binding and conclusive.

Section 5.    Eligibility for Participation

(a)    Eligible Persons. All Employees and Non-Employee Directors shall be eligible to participate in the Plan. Key Advisors shall be eligible to participate in the Plan if the Key Advisors render bona fide services to the Employer, the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Key Advisors do not directly or indirectly promote or maintain a market for the Company’s securities.

(b)    Selection of Participants. The Committee shall select the Employees, Non-Employee Directors and Key Advisors to receive Grants and shall determine the number of shares of Class A Stock subject to a particular Grant in such manner as the Committee determines.

Section 6.    Options

The Committee may grant Options to an Employee, Non-Employee Director or Key Advisor upon such terms as the Committee deems appropriate. The following provisions are applicable to Options:

(a)    Number of Shares. The Committee shall determine the number of shares of Class A Stock that will be subject to each Grant of Options to Employees, Non-Employee Directors and Key Advisors.

(b)    Type of Option and Exercise Price.

(i)    The Committee may grant Incentive Stock Options or Nonqualified Stock Options or any combination of the two, all in accordance with the terms and conditions set forth herein. Incentive Stock Options may be granted only to employees of the Company or its parent or subsidiary corporations, as defined in Section 424 of the Code. Nonqualified Stock Options may be granted to Employees, Non-Employee Directors and Key Advisors.

(ii)    The Exercise Price of Class A Stock subject to an Option shall be determined by the Committee and shall be equal to or greater than the Fair Market Value of a share of Class A Stock on the date the Option is granted. However, an Incentive Stock Option may not be granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary corporation of the Company, as defined in Section 424 of the Code, unless the Exercise Price per share is not less than 110% of the Fair Market Value of a share of Class A Stock on the date of grant.

(c)    Option Term. The Committee shall determine the term of each Option. The term of any Option shall not exceed ten years from the date of grant. However, an Incentive Stock Option that is granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary corporation of the Company, as defined in Section 424 of the Code, may not have a term that exceeds five years from the date of grant. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an Incentive Stock Option), the exercise of the Option is prohibited by applicable law, including a prohibition on purchases or sales of Class A Stock under the Company’s insider trading policy, or pursuant to any restrictions on transfer imposed by the Committee (including as provided in Section 18(i)), the term of the Option shall be extended for a period of 30 days following the end of the legal prohibition, or until the expiration of such restrictions on transfer, unless the Committee determines otherwise.

(d)    Exercisability of Options. Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Committee and specified in the Grant Instrument. The Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

(e)    Grants to Non-Exempt Employees. Notwithstanding the foregoing, Options granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, may not be exercisable for at least six months after the date of grant (except that such Options may become exercisable, as determined by the Committee, upon the Participant’s death, Disability or retirement, or upon a Change of Control or other circumstances permitted by applicable regulations).

(f)    Termination of Employment or Service. Except as provided in the Grant Instrument, an Option may only be exercised while the Participant is employed by, or providing services to, the Employer. The Committee shall determine in the Grant Instrument under what circumstances and during what time periods a Participant may exercise an Option after termination of employment or service.

(g)    Exercise of Options. A Participant may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. The Participant shall pay the Exercise Price for an Option as specified by the Committee (i) in cash, (ii) unless the Committee determines otherwise, by delivering shares of Class A Stock owned by the Participant and having a Fair Market Value on the date of exercise at least equal to the Exercise Price or by attestation (on a form prescribed by the Committee) to ownership of shares of Class A Stock having a Fair Market Value on the date of exercise at least equal to the Exercise Price, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, (iv) if permitted by the Committee, by withholding shares of Class A Stock subject to the exercisable Option, which have a Fair Market Value on the date of exercise equal to the Exercise Price, or (v) by such other method as the Committee may approve. Shares of Class A Stock used to exercise an Option shall have been held by the Participant for the requisite period of time necessary to avoid adverse accounting consequences to the Company with respect to the Option. Payment for the shares to be issued or transferred pursuant to the Option, and any required withholding taxes, must be received by the Company by the time specified by the Committee depending on the type of payment being made, but in all cases prior to the issuance or transfer of such shares.

(h)    Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the Class A Stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year, under the Plan or any other stock option plan of the Company or a parent or subsidiary, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option.

Section 7.    Stock Awards

The Committee may issue or transfer shares of Class A Stock to an Employee, Non-Employee Director or Key Advisor under a Stock Award, upon such terms as the Committee deems appropriate. The following provisions are applicable to Stock Awards:

(a)    General Requirements. Shares of Class A Stock issued or transferred pursuant to Stock Awards may be issued or transferred for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may, but shall not be required to, establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including, without limitation, restrictions based on the achievement of specific Performance Goals. The period of time during which the Stock Awards will remain subject to restrictions will be designated in the Grant Instrument as the “Restriction Period.”

(b)    Number of Shares. The Committee shall determine the number of shares of Class A Stock to be issued or transferred pursuant to a Stock Award and the restrictions applicable to such shares.

(c)    Requirement of Employment or Service. If the Participant ceases to be employed by, or provide service to, the Employer during a period designated in the Grant Instrument as the Restriction Period, or if other specified conditions are not met, the Stock Award shall terminate as to all shares covered by the Grant as to which the restrictions have not lapsed, and those shares of Class A Stock must be immediately returned to the Company. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d)    Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Participant may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Stock Award except under Section 15. Unless otherwise determined by the Committee, the Company will retain possession of certificates for shares of Stock Awards until all restrictions on such shares have lapsed. Each certificate for a Stock Award, unless held by the Company, shall contain a legend giving appropriate notice of the restrictions in the Grant. The Participant shall be entitled to have the legend removed from the stock certificate covering the shares subject to restrictions when all restrictions on such shares have lapsed. The Committee may determine that the Company will not issue certificates for Stock Awards until all restrictions on such shares have lapsed.

(e)    Right to Vote and to Receive Dividends. Unless the Committee determines otherwise, during the Restriction Period, the Participant shall have the right to vote shares of Stock Awards and to receive any dividends or other distributions paid on such shares, subject to any restrictions deemed appropriate by the Committee, including, without limitation, the achievement of specific Performance Goals. Dividends with respect to Stock Awards that vest based on performance shall vest if and to the extent that the underlying Stock Award vests, as determined by the Committee.

(f)    Lapse of Restrictions. All restrictions imposed on Stock Awards shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions, if any, imposed by the Committee. The Committee may determine, as to any or all Stock Awards, that the restrictions shall lapse without regard to any Restriction Period.

Section 8.    Stock Units

The Committee may grant Stock Units, each of which shall represent one hypothetical share of Class A Stock, to an Employee, Non-Employee Director or Key Advisor upon such terms and conditions as the Committee deems appropriate. The following provisions are applicable to Stock Units:

(a)    Crediting of Units. Each Stock Unit shall represent the right of the Participant to receive a share of Class A Stock or an amount of cash based on the value of a share of Class A Stock, if and when specified conditions are met. All Stock Units shall be credited to bookkeeping accounts established on the Company’s records for purposes of the Plan.

(b)    Terms of Stock Units. The Committee may grant Stock Units that vest and are payable if specified Performance Goals or other conditions are met, or under other circumstances. Stock Units may be paid at the end of a specified performance period or other period, or payment may be deferred to a date authorized by the Committee. The Committee may accelerate vesting or payment, as to any or all Stock Units at any time for any reason, provided such acceleration complies with 409A. The Committee shall determine the number of Stock Units to be granted and the requirements applicable to such Stock Units.

(c)    Requirement of Employment or Service. If the Participant ceases to be employed by, or provide service to, the Employer prior to the vesting of Stock Units, or if other conditions established by the Committee are not met, the Participant’s Stock Units shall be forfeited. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d)    Payment With Respect to Stock Units. Payments with respect to Stock Units shall be made in cash, Class A Stock or any combination of the foregoing, as the Committee shall determine.

Section 9.    Stock Appreciation Rights

The Committee may grant SARs to an Employee, Non-Employee Director or Key Advisor separately or in tandem with any Option. The following provisions are applicable to SARs:

(a)    General Requirements. The Committee may grant SARs to an Employee, Non-Employee Director or Key Advisor separately or in tandem with any Option (for all or a portion of the applicable Option). Tandem SARs may be granted either at the time the Option is granted or at any time thereafter while the Option remains outstanding; provided, however, that, in the case of an Incentive Stock Option, SARs may be granted only at the time of the grant of the Incentive Stock Option. The Committee shall establish the base amount of the SAR at the time the SAR is granted. The base amount of each SAR shall be equal to or greater than the Fair Market Value of a share of Class A Stock as of the date of grant of the SAR. The term of any SAR shall not exceed ten years from the date of grant. Notwithstanding the foregoing, in the event that on the last business day of the term of a SAR, the exercise of the SAR is prohibited by applicable law, including a prohibition on purchases or sales of Class A Stock under the Company’s insider trading policy, or pursuant to any restrictions on transfer imposed by the Committee (including as provided in Section 18(i)), the term shall be extended for a period of 30 days following the end of the legal prohibition, or until the expiration of such restrictions on transfer, unless the Committee determines otherwise.

(b)    Tandem SARs. In the case of tandem SARs, the number of SARs granted to a Participant that shall be exercisable during a specified period shall not exceed the number of shares of Class A Stock that the Participant may purchase upon the exercise of the related Option during such period. Upon the exercise of an Option, the SARs relating to the Class A Stock covered by such Option shall terminate. Upon the exercise of SARs, the related Option shall terminate to the extent of an equal number of shares of Class A Stock.

(c)    Exercisability. A SAR shall be exercisable during the period specified by the Committee in the Grant Instrument and shall be subject to such vesting and other restrictions as may be specified in the Grant

Instrument. The Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may only be exercised while the Participant is employed by, or providing service to, the Employer or during the applicable period after termination of employment or service as specified by the Committee. A tandem SAR shall be exercisable only during the period when the Option to which it is related is also exercisable.

(d)    Grants to Non-Exempt Employees. Notwithstanding the foregoing, SARs granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, may not be exercisable for at least six months after the date of grant (except that such SARs may become exercisable, as determined by the Committee, upon the Participant’s death, Disability or retirement, or upon a Change of Control or other circumstances permitted by applicable regulations).

(e)    Value of SARs. When a Participant exercises SARs, the Participant shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised. The stock appreciation for a SAR is the amount by which the Fair Market Value of the underlying Class A Stock on the date of exercise of the SAR exceeds the base amount of the SAR as described in subsection (a).

(f)    Form of Payment. The appreciation in a SAR shall be paid in shares of Class A Stock, cash or any combination of the foregoing, as the Committee shall determine. For purposes of calculating the number of shares of Class A Stock to be received, shares of Class A Stock shall be valued at their Fair Market Value on the date of exercise of the SAR.

Section 10.    Other Stock-Based Awards

The Committee may grant Other Stock-Based Awards, which are awards (other than those described in Sections 6 through 9) that are based on or measured by Class A Stock, to any Employee, Non-Employee Director or Key Advisor, on such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be awarded subject to the achievement of Performance Goals or other criteria or other conditions and may be payable in cash, Class A Stock or any combination of the foregoing, as the Committee shall determine.

Section 11.    Dividend Equivalents

The Committee may grant Dividend Equivalents in connection with Stock Units or Other Stock-Based Awards. Dividend Equivalents may be paid currently or accrued as contingent cash obligations and may be payable in cash or shares of Class A Stock, and upon such terms and conditions as the Committee shall determine. Dividend Equivalents with respect to Stock Units or Other Stock-Based Awards that vest based on performance shall vest and be paid only if and to the extent the underlying Stock Units or Other Stock-Based Awards vest and are paid, as determined by the Committee.

Section 12.    Consequences of a Change of Control

(a)    Assumption of Outstanding Grants. Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Grants that are not exercised or paid at the time of the Change of Control shall be assumed by, or replaced with grants (with respect to cash, securities, or a combination thereof) that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). After a Change of Control, references to the “Company” as they relate to employment matters shall include the successor employer in the transaction, subject to applicable law.

(b)    Other Alternatives. In the event of a Change of Control, if any outstanding Grants are not assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the Committee may (but is not obligated to) make adjustments to the terms and conditions of outstanding Grants, including, without limitation, taking any of the following actions (or combination thereof) with respect to any or all outstanding Grants, without the consent of any Participant: (i) the Committee may determine that outstanding Stock Options and SARs shall automatically accelerate and become fully exercisable and the restrictions and conditions on outstanding Stock Awards, Stock Units and Dividend Equivalents shall immediately lapse; (ii) the Committee may determine that Participants shall receive a payment in settlement of outstanding Stock Units or Dividend Equivalents, in such amount and form as may be determined by the Committee; (iii) the Committee may require that Participants surrender their outstanding Stock Options and SARs in exchange for a payment by the Company, in cash or Class A Stock as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the shares of Class A Stock subject to the Participant’s unexercised Stock Options and SARs exceeds the Stock Option Exercise Price or SAR base amount, and (iv) after giving Participants an opportunity to exercise all of their outstanding Stock Options and SARs, the Committee may terminate any or all unexercised Stock Options and SARs at such time as the Committee deems appropriate. Such surrender, termination or payment shall take place as of the date of the Change of Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share Fair Market Value of the Class A Stock does not exceed the per share Stock Option Exercise Price or SAR base amount, as applicable, the Company shall not be required to make any payment to the Participant upon surrender of the Stock Option or SAR and shall have the right to cancel any such Stock Option or SAR for no consideration.

Section 13.    Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Participant in connection with any Grant. If any such deferral election is permitted or required, the Committee shall establish rules and procedures for such deferrals and may provide for interest or other earnings to be paid on such deferrals. The rules and procedures for any such deferrals shall be consistent with applicable requirements of 409A.

Section 14.    Withholding of Taxes

(a)    Required Withholding. All Grants under the Plan shall be subject to applicable United States federal (including FICA), state and local, foreign country or other tax withholding requirements. The Employer may require that the Participant or other person receiving Grants or exercising Grants pay to the Employer an amount sufficient to satisfy such tax withholding requirements with respect to such Grants, or the Employer may deduct from other wages and compensation paid by the Employer the amount of any withholding taxes due with respect to such Grants.

(b)    Share Withholding. The Committee may permit or require the Employer’s tax withholding obligation with respect to Grants paid in Class A Stock to be satisfied by having shares withheld up to an amount that does not exceed the Participant’s applicable withholding tax rate for United States federal (including FICA), state and local, foreign country or other tax liabilities. The Committee may, in its discretion, and subject to such rules as the Committee may adopt, allow Participants to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular Grant. Unless the Committee determines otherwise, share withholding for taxes shall not exceed the Participant’s minimum applicable tax withholding amount.

Section 15.    Transferability of Grants

(a)    Nontransferability of Grants. Except as described in subsection (b) below, only the Participant may exercise rights under a Grant during the Participant’s lifetime. A Participant may not transfer those rights except (i) by will or by the laws of descent and distribution or (ii) with respect to Grants other than Incentive Stock Options, pursuant to a domestic relations order. When a Participant dies, the personal representative or other person entitled to succeed to the rights of the Participant may exercise such rights. Any such successor must furnish proof satisfactory to the Company of their right to receive the Grant under the Participant’s will or under the applicable laws of descent and distribution.

(b)    Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide, in a Grant Instrument, that a Participant may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the Committee may determine; provided that the Participant receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

Section 16.    Requirements for Issuance or Transfer of Shares

No Class A Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Class A Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant on the Participant’s undertaking in writing to comply with such restrictions on the Participant’s subsequent disposition of the shares of Class A Stock as the Committee shall deem necessary or advisable, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Class A Stock issued or transferred under the Plan may be subject to such stop-transfer orders and other restrictions as the Committee deems appropriate to comply with applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

Section 17.    Amendment and Termination of the Plan

(a)    Amendment. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without stockholder approval if such approval is required in order to comply with the Code or other applicable law, or to comply with applicable stock exchange requirements.

(b)    No Repricing of Options or SARs. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Class A Stock, other securities or property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of Class A Stock or other securities, or similar transactions), the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Stock Options or SARs to reduce the Exercise Price of such outstanding Stock Options or base price of such SARs, (ii) cancel outstanding Stock Options or SARs in exchange for Stock Options or SARs with an Exercise Price or base price, as applicable, that is less than the Exercise Price or base price of the original Stock Options or SARs or (iii) cancel outstanding Stock Options or SARs with an Exercise Price or base price, as applicable, above the current stock price in exchange for cash or other securities.

(c)    Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of its Effective Date, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the stockholders.

(d)    Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Participant with respect to such Grant unless the Participant consents or unless the Committee acts under Section 18(f). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 18(f) or may be amended by agreement of the Company and the Participant consistent with the Plan.

Section 18.    Miscellaneous

(a)    Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in the Plan shall be construed to (i) limit the right of the Committee to make Grants under the Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees, or (ii) limit the right of the Company to grant stock options or make other awards outside of the Plan. The Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company, in substitution for a stock option or stock awards grant made by such corporation. Notwithstanding anything in the Plan to the contrary, the Committee may establish such terms and conditions of the new Grants as it deems appropriate, including setting the Exercise Price of Options or the base price of SARs at a price necessary to retain for the Participant the same economic value as the prior options or rights.

(b)    Governing Document. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

(c)    Funding of the Plan. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under the Plan.

(d)    Rights of Participants. Nothing in the Plan shall entitle any Employee, Non-Employee Director, Key Advisor or other person to any claim or right to receive a Grant under the Plan. Any Grant under the Plan shall be a one-time award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future Grants under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Employer or any other employment rights.

(e)    No Fractional Shares. No fractional shares of Class A Stock shall be issued or delivered pursuant to the Plan or any Grant. Except as otherwise provided under the Plan, the Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(f)    Compliance with Law.

(i)    The Plan, the exercise of Options and SARs and the obligations of the Company to issue or transfer shares of Class A Stock under Grants shall be subject to all applicable laws and regulations, and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to Section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that Incentive Stock Options comply with the applicable provisions of Section 422 of the Code, and that, to the extent applicable, Grants comply with the requirements of 409A. To the extent that any legal requirement of Section 16 of the Exchange Act, 409A or Section 422 of the Code as set forth in the Plan ceases to be required under Section 16 of the Exchange Act, 409A or Section 422 of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Participants. The Committee may, in its sole discretion, agree to limit its authority under this Section.

(ii)    The Plan is intended to comply with the requirements of 409A, to the extent applicable. Each Grant shall be construed and administered such that the Grant either (A) qualifies for an exemption from the requirements of 409A or (B) satisfies the requirements of 409A. If a Grant is subject to 409A, (I) distributions shall only be made in a manner and upon an event permitted under 409A, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under 409A, (III) unless the Grant specifies otherwise, each installment payment shall be treated as a separate payment for purposes of 409A, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with 409A.

(iii)    Any Grant that is subject to 409A and that is to be distributed to a Key Employee (as defined below) upon separation from service shall be administered so that any distribution with respect to such Grant shall be postponed for six months following the date of the Participant’s separation from service, if required by 409A. If a distribution is delayed pursuant to 409A, the distribution shall be paid within 15 days after the end of the six-month period. If the Participant dies during such six-month period, any postponed amounts shall be paid within 90 days of the Participant’s death. The determination of Key Employees, including the number and identity of persons considered Key Employees and the identification date, shall be made by the Committee or its delegate each year in accordance with Section 416(i) of the Code and the “specified employee” requirements of 409A.

(iv)    Notwithstanding anything in the Plan or any Grant agreement to the contrary, each Participant shall be solely responsible for the tax consequences of Grants under the Plan, and in no event shall the Company or any subsidiary or affiliate of the Company have any responsibility or liability if a Grant does not meet any applicable requirements of 409A. Although the Company intends to administer the Plan to prevent taxation under 409A, the Company does not represent or warrant that the Plan or any Grant complies with any provision of federal, state, local or other tax law.

(g)    Establishment of Subplans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Committee’s discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Employer shall not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

(h)    Clawback Rights. Subject to the requirements of applicable law, the Committee may provide in any Grant Instrument that, if a Participant breaches any restrictive covenant agreement between the Participant and the Employer (which may be set forth in any Grant Instrument) or otherwise engages in activities that constitute Cause either while employed by, or providing service to, the Employer or within a specified period of time thereafter, all Grants held by the Participant shall terminate, and the Company may rescind any exercise of an Option or SAR and the vesting of any other Grant and delivery of shares upon such exercise or vesting (including pursuant to dividends and Dividend Equivalents), as applicable on such terms as the Committee shall determine, including the right to require that in the event of any such rescission, (i) the Participant shall return to the Company the shares received upon the exercise of any Option or SAR and/or the vesting and payment of any other Grant (including pursuant to dividends and Dividend Equivalents) or, (ii) if the Participant no longer owns the shares, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (or, in the event the Participant transfers the shares by gift or otherwise without consideration, the Fair Market Value of the shares on the date of the breach of the restrictive covenant agreement (including a Participant’s Grant Instrument containing restrictive covenants) or activity constituting Cause), net of the price originally paid by the Participant for the shares. Payment by the Participant shall be made in such manner and on such terms and conditions as may be required by the Committee. The Employer shall be entitled to set off against the amount of any such payment any amounts otherwise owed to the Participant by the Employer. In addition, all Grants under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

(i)    Market Stand-Off. Except to the extent otherwise consented to by the Committee in the exercise of its sole discretion, no Participant (including any successor or assigns) may sell, make any short sale of, transfer, loan, grant any option for the purchase of, pledge or otherwise dispose of or encumber any shares of Class A Stock acquired or held by the Participant pursuant to Grants (whether newly issued or assumed) subject to this Plan during the one hundred eighty (180) day period following the Effective Date (the “Market Stand-Off”). Each Participant may be required to execute such agreements as may be reasonably requested by the Committee to the extent the Committee determines necessary to give further effect to this Market Stand-Off. The Company may impose stop-transfer instructions with respect to the securities subject to the foregoing restriction until the end of such one hundred eighty (180) day period.

(j)    Governing Law; Jurisdiction. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. Any action arising out of, or relating to, any of the provisions of the Plan and Grants made hereunder shall be brought only in the United States District Court for the District of Delaware, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Delaware, and the jurisdiction of such court in any such proceeding shall be exclusive.

Annex L

23ANDME HOLDING CO.

EMPLOYEE STOCK PURCHASE PLAN

I. PURPOSE OF THE PLAN

This Employee Stock Purchase Plan is intended to promote the interests of 23andMe Holding Co., a Delaware corporation formerly known as VG Acquisition Corp., (together with its successors, the “Company”) and its subsidiaries by providing eligible employees with the opportunity to acquire a proprietary interest in the Company through participation in an employee stock purchase plan designed to qualify under Section 423 of the Code for one or more specified offerings made under such plan.

The Plan shall become effective on the Effective Date.

II. ADMINISTRATION OF THE PLAN

A. The Plan Administrator shall have full authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it may deem necessary in order to bring one or more offerings under the Plan into compliance with the requirements of Code Section 423.

B. The Plan Administrator may authorize one or more offerings under the Plan that are not designed to comply with the requirements of Code Section 423 but are intended to comply with the requirements of the foreign jurisdictions in which those offerings are conducted. Such offerings shall be separate from any offerings designed to comply with the Code Section 423 requirements but may be conducted concurrently with those offerings.

C. Decisions of the Plan Administrator shall be final and binding on all parties having an interest in the Plan.

III. STOCK SUBJECT TO PLAN

A. The stock purchasable under the Plan shall be shares of authorized but unissued or reacquired Class A Stock, including shares of Class A Stock purchased on the open market. The number of shares of Class A Stock reserved for issuance under the Plan shall initially be limited to two percent (2.0%) of the number of shares of Class A Stock and Class B common stock, par value $0.0001 per share, of the Company, taken together, outstanding at the Effective Date.

B. The number of shares of Class A Stock available for issuance under the Plan shall automatically and cumulatively increase on the first trading day in January each calendar year during the term of the Plan, beginning on January 1, 2023, by the least of (i) an amount equal to one percent (1.0%) of the aggregate number of shares of Class A Stock and Class B common stock, par value $0.0001 per share, of the Company, taken together, outstanding as of the last day of the immediately preceding December 31st, (ii) 5,000,000 shares, or (iii) such lesser number of shares as determined by the Board in its discretion.

C. If there is any change in the number or kind of shares of Class A Stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split, reverse stock split or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value, or (iv) any other extraordinary or unusual event affecting the outstanding Class A Stock as a class without the Company’s receipt of consideration, or if the value of outstanding shares of Class A Stock is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, then the maximum number and kind of shares of Class A Stock available for issuance under the Plan, the maximum number and kind of shares of

Class A Stock purchasable per Participant during any offering period and on any one Purchase Date during that offering period, the number and kind of shares in effect under each outstanding purchase right, the number and kind of shares issued and to be issued under the Plan, and the price per share in effect under each outstanding purchase right shall be equitably adjusted by the Plan Administrator to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Class A Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding purchase rights; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. In addition, in the event of a Change of Control, the provisions of Section VII.H. shall apply. Any adjustments to outstanding purchase rights shall be consistent with Code Section 424, to the extent applicable. The adjustments of grants under this Section shall include adjustment of other terms and conditions as the Plan Administrator deems appropriate. The Plan Administrator shall have the sole discretion and authority to determine what appropriate adjustments shall be made and any adjustments determined by the Plan Administrator shall be final, binding and conclusive.

IV. OFFERING PERIODS

A. Shares of Class A Stock shall be offered for purchase under the Plan through a series of successive offering periods until such time as (i) the maximum number of shares of Class A Stock available for issuance under the Plan shall have been purchased or (ii) the Plan shall have been sooner terminated.

B. Each offering period shall commence at such time and be of such duration not to exceed twenty-seven (27) months, as determined by the Plan Administrator prior to the start of the applicable offering period.

C. The terms and conditions of each offering period may vary, and two or more offerings periods may run concurrently under the Plan, each with its own terms and conditions. In addition, special offering periods may be established with respect to entities that are acquired by the Company (or any subsidiary of the Company) or under such other circumstances as the Plan Administrator deems appropriate. In no event, however, shall the terms and conditions of any offering period contravene the express limitations and restrictions of the Plan, and the participants in each separate offering period conducted by one or more Participating Corporations in the United States shall have equal rights and privileges under that offering in accordance with the requirements of Section 423(b)(5) of the Code and the applicable Treasury Regulations thereunder.

D. Each offering period shall comprise one or more Purchase Intervals as determined by the Plan Administrator.

E. Should the Fair Market Value per share of Class A Stock on any Purchase Date within an offering period be less than the Fair Market Value per share of Class A Stock on the start date of that offering period, then the individuals participating in that offering period shall, immediately after the purchase of shares of Class A Stock on their behalf on such Purchase Date, be transferred from that offering period and automatically enrolled in the offering period commencing on the next business day following such Purchase Date, provided and only if the Fair Market Value per share of Class A Stock on the start date of that new offering period is lower than the Fair Market Value per share of Class A Stock on the start date of the offering period in which they were currently enrolled.

F. An Eligible Employee may participate in only one offering period at a time.

V. ELIGIBILITY

A. Each individual who is an Eligible Employee on the start date of an offering period under the Plan may enter that offering period only on such start date. The date an individual enters an offering period shall be designated as the Entry Date for purposes of that offering period.

B. Each U.S. corporation that becomes a Corporate Affiliate after the Effective Date shall automatically become a Participating Corporation effective as of the start date of the first offering date coincident with or next following the date on which it becomes such an affiliate, unless the Plan Administrator determines otherwise prior to the start date of that offering period. Each non-U.S. corporation that becomes a Corporate Affiliate after the Effective Date shall become a Participating Corporation when authorized by the Plan Administrator to extend the benefits of the Plan to its Eligible Employees.

C. Except as otherwise provided in Sections IV.D and V.A above, the Eligible Employee must, in order to participate in the Plan, complete and submit the enrollment and payroll deduction authorization or other forms prescribed by the Plan Administrator in accordance with enrollment procedures prescribed by the Plan Administrator (which may include accessing the website designated by the Company and electronically enrolling and authorizing payroll deductions or completing other forms) on or before the Eligible Employee’s scheduled Entry Date. Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she ceases to be an Eligible Employee or withdraws from the Plan under Section VII(G)(i). When a Participant reaches the end of an Offering Period but the Participant’s participation is to continue, then such Participant shall automatically be re-enrolled for the Offering Period that commences immediately after the end of the prior Offering Period.

VI. PAYROLL DEDUCTIONS

Except to the extent otherwise determined by the Plan Administrator, payment for shares of Class A Stock purchased under the Plan shall be effected by means of the Participant’s authorized payroll deduction. The payroll deductions or other contributions pursuant to Section VI.E. that each Participant may authorize for purposes of acquiring shares of Class A Stock during an offering period may be in any multiple of one percent (1.0%) of the Base Salary paid to that Participant during each Purchase Interval within such offering period, up to a maximum of fifteen percent (15%), unless the Plan Administrator establishes a different maximum percentage prior to the start date of the applicable offering period.

A. For the initial Purchase Interval of the first offering period under the Plan, no payroll deductions shall be required of any Participant until such time as the Participant affirmatively elects to commence such payroll deductions following the Participant’s receipt of the Securities Act prospectus for the Plan. For such Purchase Interval, the Participant will be required to contribute up to fifteen percent (15%) of the Participant’s Base Salary to the Plan either in a lump sum or one or more installments after receipt of such prospectus and prior to the close of that Purchase Interval should the Participant elect to have shares of Class A Stock purchased on the Participant’s behalf on the Purchase Date for that initial Purchase Interval and the Participant’s limited payroll deductions (if any) for such Purchase Interval not be sufficient to fund the entire purchase price for those shares.

B. The rate of payroll deduction shall continue in effect throughout the offering period, except for changes effected in accordance with the following guidelines:

(i) The Participant may, at any time during the offering period, reduce the rate of the Participant’s payroll deduction (or the percentage of Base Salary to be contributed for the first Purchase Interval of the initial offering period under the Plan) to become effective as soon as administratively possible after filing the appropriate form with the Plan Administrator. The Participant may not, however, effect more than one (1) such reduction per Purchase Interval.

(ii) The Participant may, at any time during the offering period, increase the rate of the Participant’s payroll deduction (up to the maximum percentage limit for that offering period) to become effective as soon as administratively possible after filing the appropriate form with the Plan Administrator. The Participant may not, however, effect more than one (1) such increase per Purchase Interval.

(iii) The Participant may at any time reduce the Participant’s rate of payroll deduction under the Plan to 0%. Such reduction shall become effective as soon as administratively practicable following the filing of the appropriate form with the Plan Administrator. The Participant’s existing payroll deductions shall be applied to the purchase of shares of Class A Stock on the next scheduled Purchase Date.

C. Except as otherwise provided in Section VI.B above, payroll deductions shall begin on the first pay day administratively feasible following the Participant’s Entry Date into the offering period and shall (unless sooner terminated by the Participant) continue through the pay day ending with or immediately prior to the last day of that offering period. The payroll deductions or other contributions pursuant to Section VI.E. collected shall be credited to the Participant’s book account under the Plan, but, except to the extent otherwise required by applicable law, no interest shall be paid on the balance from time to time outstanding in such account, unless otherwise required by the terms of that offering period. Unless the Plan Administrator determines otherwise prior to the start of the applicable offering period, the amounts collected from the Participant shall not be required to be held in any segregated account or trust fund and may be commingled with the general assets of the Company and used for general corporate purposes. Payroll deductions or other contributions pursuant to Section VI.E. collected in a currency other than U.S. Dollars shall be converted into U.S. Dollars on the last day of the Purchase Interval in which collected, with such conversion to be based on the exchange rate determined by the Plan Administrator in its sole discretion. Any changes or fluctuations in the exchange rate at which the payroll deductions or other contributions pursuant to Section VI.E. collected on the Participant’s behalf are converted into U.S. Dollars on each Purchase Date shall be borne solely by the Participant.

D. Payroll deductions or other contributions pursuant to Section VI.E. shall automatically cease upon the termination of the Participant’s purchase right in accordance with the provisions of the Plan.

E. The Plan Administrator may permit Eligible Employees of one or more Participating Corporations to participate in the Plan by making contributions other than through payroll deductions or as a lump sum. The Plan Administrator may adopt such rules and regulations for administering the Plan as it may deem necessary, in its sole and absolute discretion, to facilitate contributions under this Section. Except as required by law, such rules and regulations need not be uniform and may apply to one or more Eligible Employees.

F. The Participant’s acquisition of Class A Stock under the Plan on any Purchase Date shall neither limit nor require the Participant’s acquisition of Class A Stock on any subsequent Purchase Date, whether within the same or a different offering period.

VII. PURCHASE RIGHTS

A. Grant of Purchase Right. A Participant shall be granted a separate purchase right for each offering period in which he or she participates. The purchase right shall be granted on the Participant’s Entry Date into the offering period. Prior to the start date of the applicable offering period and subject to the limitations of Article VIII below, the Plan Administrator shall determine the maximum number of shares of Class A Stock that a Participant can purchase on each Purchase Date within that offering period and the maximum number of shares of Class A Stock that each Participant can purchase for that offering period, subject to periodic adjustments in the event of certain changes in the Company’s capitalization.

Under no circumstances shall purchase rights be granted under the Plan to any Eligible Employee if such individual would, immediately after the grant, own (within the meaning of Code Section 424(d)) or hold outstanding options or other rights to purchase, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Corporate Affiliate.

B. Exercise of the Purchase Right. Each purchase right shall be automatically exercised in installments on each successive Purchase Date within the offering period, and shares of Class A Stock shall accordingly be purchased on behalf of each Participant (other than Participants whose payroll deductions have previously been refunded pursuant to the Termination of Purchase Right provisions below) on each such Purchase Date. The purchase shall be effected by applying the Participant’s payroll deductions (as converted to

U.S. Dollars) or other contributions pursuant to Section VI.E. for the Purchase Interval ending on such Purchase Date to the purchase of whole shares of Class A Stock at the purchase price in effect for the Participant for that Purchase Date.

C. Purchase Price. The U.S. Dollar purchase price per share at which Class A Stock will be purchased on the Participant’s behalf on each Purchase Date within the offering period will be established by the Plan Administrator prior to the start of that offering period, but in no event shall such purchase price be less than eighty-five percent (85%) of the lower of (i) the Fair Market Value per share of Class A Stock on the start date of the offering period to which the purchase date relates or (ii) the Fair Market Value per share of Class A Stock on that Purchase Date. Until such time as otherwise determined by the Plan Administrator, the purchase price per share at which Class A Stock will be purchased on each Purchase Date shall be eighty-five percent (85%) of the Fair Market Value per Share on that Purchase Date.

D. Number of Purchasable Shares. The number of shares of Class A Stock purchasable by a Participant on each Purchase Date during the particular offering period in which he or she is enrolled shall be the number of whole shares obtained by dividing the amount collected from the Participant through other contributions pursuant to Section VI.E. during the Purchase Interval ending with that Purchase Date by the purchase price in effect for the Participant for that Purchase Date. However, the maximum number of shares of Class A Stock purchasable per Participant on any one Purchase Date shall be governed by the limitation set forth in Section VII.A, as adjusted periodically in the event of certain changes in the Company’s capitalization. In addition, prior to the start of an offering period, the Plan Administrator shall determine the maximum number of shares of Class A Stock purchasable in total by all Participants on any one Purchase Date during that offering period and the maximum number of shares of Class A Stock purchasable in total by all Participants during that offering period, subject to periodic adjustments in the event of certain changes in the Company’s capitalization. These limitations shall apply for each subsequent offering period, unless otherwise determined by the Plan Administrator.

E. Excess Payroll Deductions. Any payroll deductions or other contributions pursuant to Section VI.E. not applied to the purchase of shares of Class A Stock on any Purchase Date because they are not sufficient to purchase a whole share of Class A Stock shall be held for the purchase of Class A Stock on the next Purchase Date. However, any payroll deductions or other contributions pursuant to Section VI.E. not applied to the purchase of Class A Stock by reason of the limitation on the maximum number of shares purchasable per Participant or in the aggregate on the Purchase Date shall be promptly refunded.

F. Suspension of Payroll Deductions. In the event that a Participant is, by reason of the accrual limitations in Article VIII, precluded from purchasing additional shares of Class A Stock on one or more Purchase Dates during the offering period in which he or she is enrolled, then no further payroll deductions or other contributions pursuant to Section VI.E. for that offering period shall be collected from such Participant with respect to those Purchase Dates. The suspension of such deductions or other contributions shall not terminate the Participant’s purchase right for the offering period in which he or she is enrolled, and the Participant’s payroll deductions or other contributions shall automatically resume on behalf of such Participant once he or she is again able to purchase shares during that offering period in compliance with the accrual limitations of Article VIII. All refunds shall be in the currency in which paid by the Company or applicable Corporate Affiliate.

G. Termination of Purchase Right. The following provisions shall govern the termination of outstanding purchase rights:

(i) A Participant may withdraw from the offering period in which he or she is enrolled by filing the appropriate form with the Plan Administrator (or its designate) at any time prior to the next scheduled Purchase Date in that offering period, and no further payroll deductions or other contributions pursuant to Section VI.E. shall be collected from the Participant with respect to the offering period. Any payroll deductions or other contributions pursuant to Section VI.E. collected during the Purchase Interval in which such withdrawal occurs shall, at the Participant’s election, be immediately refunded (in the currency in which paid by the Company or applicable Corporate Affiliate) or held for the purchase of shares on the next Purchase Date. If no such election is made at the time of such withdrawal, then the payroll deductions or other contributions pursuant to Section VI.E. collected with respect to the Purchase Interval in which such withdrawal occurs shall be refunded (in the currency in which paid by the Company or applicable Corporate Affiliate) to the Participant as soon as possible.

(ii) The Participant’s withdrawal from the offering period shall be irrevocable, and the Participant may not subsequently rejoin that offering period. In order to resume participation in any subsequent offering period, such individual must re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before the Participant’s scheduled Entry Date into that offering period.

(iii) Should the Participant cease to remain an Eligible Employee for any reason (including death, disability or change in status) while the Participant’s purchase right remains outstanding, then that purchase right shall immediately terminate, and all of the Participant’s payroll deductions or other contributions pursuant to Section VI.E. for the Purchase Interval in which the purchase right so terminates shall be immediately refunded in the currency in which paid by the Company or applicable Corporate Affiliate. However, should the Participant cease to remain in active service by reason of an approved unpaid leave of absence, then the Participant shall have the right, exercisable up until the last business day of the Purchase Interval in which such leave commences, to (a) withdraw all the payroll deductions or other contributions pursuant to Section VI.E. collected to date on the Participant’s behalf for that Purchase Interval or (b) have such funds held for the purchase of shares on the Participant’s behalf on the next scheduled Purchase Date. In no event, however, shall any further payroll deductions or other contributions pursuant to Section VI.E. be collected on the Participant’s behalf during such leave. Upon the Participant’s return to active service (x) within three (3) months following the commencement of such leave or (y) prior to the expiration of any longer period for which such Participant is provided with reemployment rights by statute or contract, the Participant’s payroll deductions or other contributions pursuant to Section VI.E. under the Plan shall automatically resume at the rate in effect at the time the leave began, unless the Participant withdraws from the Plan prior to the Participant’s return. An individual who returns to active employment following a leave of absence which exceeds in duration the applicable (x) or (y) time period above will be treated as a new Employee for purposes of subsequent participation in the Plan and must accordingly re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before the Participant’s scheduled Entry Date into the offering period.

H. Change of Control. Each outstanding purchase right shall automatically be exercised, immediately prior to the effective date of any Change of Control, by applying the payroll deductions or other contributions pursuant to Section VI.E. of each Participant for the Purchase Interval in which such Change of Control occurs to the purchase of whole shares of Class A Stock at the purchase price per share in effect for that Purchase Internal pursuant to the Purchase Price provisions of Paragraph C of this Article VII. For this purpose, payroll deductions or other contributions pursuant to Section VI.E. shall be converted from the currency in which paid by the Company or applicable Corporate Affiliate into U.S. Dollars on the exchange rate in effect on the purchase date. However, the applicable limitation on the number of shares of Class A Stock purchasable per Participant shall continue to apply to any such purchase, but not the limitation applicable to the maximum number of shares of Class A Stock purchasable in total by all Participants.

The Company shall use reasonable efforts to provide at least ten (10) days prior written notice of the occurrence of any Change of Control, and Participants shall, following the receipt of such notice, have the right to terminate their outstanding purchase rights prior to the effective date of the Change of Control.

I. Proration of Purchase Rights. Should the total number of shares of Class A Stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the Plan, the Plan Administrator shall make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis, and the payroll deductions or other contributions pursuant to Section VI.E.

of each Participant, to the extent in excess of the aggregate purchase price payable for the Class A Stock pro-rated to such individual, shall be refunded.

J. ESPP Broker Account. The Company may require that the shares purchased on behalf of each Participant shall be deposited directly into a brokerage account which the Company shall establish for the Participant at a Company-designated brokerage firm. The account will be known as the ESPP Broker Account. Except as otherwise provided below, the deposited shares may not be transferred (either electronically or in certificate form) from the ESPP Broker Account until the later of the following two periods: (i) the end of the two (2)-year period measured from the Participant’s Entry Date into the offering period in which the shares were purchased and (ii) the end of the one (1)-year period measured from the actual purchase date of those shares. Such limitation shall apply both to transfers to different accounts with the same ESPP broker and to transfers to other brokerage firms. Any shares held for the required holding period may thereafter be transferred (either electronically or in certificate form) to other accounts or to other brokerage firms.

The foregoing procedures shall not in any way limit when the Participant may sell the Participant’s shares. Those procedures are designed solely to assure that any sale of shares prior to the satisfaction of the required holding period is made through the ESPP Broker Account. In addition, the Participant may request a stock certificate or share transfer from the Participant’s ESPP Broker Account prior to the satisfaction of the required holding period should the Participant wish to make a gift of any shares held in that account. However, shares may not be transferred (either electronically or in certificate form) from the ESPP Broker Account for use as collateral for a loan, unless those shares have been held for the required holding period.

The foregoing procedures shall apply to all shares purchased by each Participant in the United States, whether or not that Participant continues in Employee status.

K. Assignability. The purchase right shall be exercisable only by the Participant and shall not be assignable or transferable by the Participant.

L. Stockholder Rights. A Participant shall have no stockholder rights with respect to the shares subject to the Participant’s outstanding purchase right until the shares are purchased on the Participant’s behalf in accordance with the provisions of the Plan and the Participant has become a holder of record of the purchased shares.

M. Withholding Taxes. The Company’s obligation to deliver shares upon exercise of a purchase right under the Plan shall be subject to the satisfaction of all income, employment and payroll taxes, social insurance, contributions, payment on account obligations or other payments required to be collected, withheld or accounted for in connection with the purchase right.

VIII. ACCRUAL LIMITATIONS

A. No Participant shall be entitled to accrue rights to acquire Class A Stock pursuant to any purchase right outstanding under the Plan if and to the extent such accrual, when aggregated with (i) rights to purchase Class A Stock accrued under any other purchase right granted under the Plan and (ii) similar rights accrued under other employee stock purchase plans (within the meaning of Code Section 423) of the Company or any Corporate Affiliate, would otherwise permit such Participant to purchase more than Twenty-Five Thousand U.S. Dollars (US $25,000.00) worth of stock of the Company or any Corporate Affiliate (determined on the basis of the Fair Market Value per share on the date or dates such rights are granted) for each calendar year such rights are at any time outstanding.

B. For purposes of applying such accrual limitations to the purchase rights granted under the Plan, the following provisions shall be in effect:

(i) The right to acquire Class A Stock under each outstanding purchase right shall accrue in a series of installments on each successive Purchase Date during the offering period on which such right remains outstanding.

(ii) No right to acquire Class A Stock under any outstanding purchase right shall accrue to the extent the Participant has already accrued in the same calendar year the right to acquire Class A Stock under one or more other purchase rights at a rate equal to Twenty-Five Thousand U.S., Dollars (U.S. $25,000.00) worth of Class A Stock (determined on the basis of the Fair Market Value per share on the date or dates of grant) for each calendar year such rights were at any time outstanding.

C. If by reason of such accrual limitations, any purchase right of a Participant does not accrue for a particular Purchase Interval, then the payroll deductions or other contributions pursuant to Section VI.E. which the Participant made during that Purchase Interval with respect to such purchase right shall be promptly refunded.

D. In the event there is any conflict between the provisions of this Article VIII and one or more provisions of the Plan or any instrument issued thereunder, the provisions of this Article VIII shall be controlling.

IX. EFFECTIVE DATE AND TERM OF THE PLAN

A. The Plan shall become effective on the Effective Date; provided, however, that (i) the Plan shall have been approved by the stockholders of the Company and (ii) no purchase rights granted under the Plan shall be exercised, and no shares of Class A Stock shall be issued hereunder, until the Company shall have complied with all applicable requirements of the Securities Act (including the registration of the shares of Class A Stock issuable under the Plan on a Form S-8 registration statement filed with the Securities and Exchange Commission), all applicable listing requirements of any stock exchange on which the Class A Stock is listed for trading and all other applicable requirements established by law or regulation.

B. Unless sooner terminated by the Board, the Plan shall terminate upon the earliest of (i) the last business day in the month before the tenth anniversary of the Effective Date, (ii) the date on which all shares available for issuance under the Plan shall have been sold pursuant to purchase rights exercised under the Plan or (iii) the date on which all purchase rights are exercised in connection with a Change of Control. No further purchase rights shall be granted or exercised, and no further payroll deductions or other contributions shall be collected, under the Plan following such termination.

X. AMENDMENT OF THE PLAN

A. The Board may alter or amend the Plan at any time to become effective as of the start date of the next offering period under the Plan. In addition, the Board may suspend or terminate the Plan at any time to become effective immediately following the close of any Purchase Interval.

B. In no event may the Board effect any of the following amendments or revisions to the Plan without the approval of the Company’s stockholders: (i) increase the number of shares of Class A Stock issuable under the Plan, except for permissible adjustments in the event of certain changes in the Company’s capitalization or (ii) modify the eligibility requirements for participation in the Plan.

XI. GENERAL PROVISIONS

A. All costs and expenses incurred in the administration of the Plan shall be paid by the Company; however, each Plan Participant shall bear all costs and expenses incurred by such individual in the sale or other disposition of any shares purchased under the Plan.

B. Nothing in the Plan shall confer upon the Participant any right to continue in the employ of the Company or any Corporate Affiliate for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Corporate Affiliate employing such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate such person’s employment at any time for any reason, with or without cause.

C. The provisions of the Plan shall be governed by the laws of the State of Delaware, without resort to that State’s conflict-of-laws rules.

XII. DEFINITIONS

The following definitions shall be in effect under the Plan:

A. Base Salary shall, unless otherwise specified by the Plan Administrator prior to the start of an offering period, mean the regular base salary paid to such Participant by one or more Participating Corporations during such individual’s period of participation in one or more offering periods under the Plan. Base Salary shall be calculated before deduction of (A) any income or employment tax or other withholdings or (B) any contributions made by the Participant to any Code Section 401(k) salary deferral plan or Code Section 125 cafeteria benefit program now or hereafter established by the Company or any Corporate Affiliate. Base Salary shall not include any contributions made on the Participant’s behalf by the Company or any Corporate Affiliate to any employee benefit or welfare plan now or hereafter established (other than Code Section 401(k) or Code Section 125 contributions deducted from such Base Salary).

B. Board shall mean the Company’s Board of Directors.

C. Change of Control shall be deemed to have occurred if:

(i) Any “person” (as such term is used in sections 13(d) and 14(d) of the Exchange Act) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the parent corporation would be entitled in the election of directors.

(ii) The consummation of (A) a merger or consolidation of the Company with another Person where, immediately after the merger or consolidation, the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, in substantially the same proportion as ownership immediately prior to the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the surviving Person would be entitled in the election of directors, or where the members of the Board, immediately prior to the merger or consolidation, will not, immediately after the merger or consolidation, constitute a majority of the board of directors of the surviving corporation or (B) a sale or other disposition of all or substantially all of the assets of the Company.

(iii) A change in the composition of the Board over a period of 12 consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections, or threatened election contests, for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

(iv) The consummation of a complete dissolution or liquidation of the Company.

D. Class A Stock shall mean the Company’s Class A Common Stock, $0.001 par value.

E. Code shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

F. Corporate Affiliate shall mean any parent or subsidiary corporation of the Corporation (as determined in accordance with Code Section 424), whether now existing or subsequently established.

G. Effective Date shall mean the date upon which the registration statement on Form S-8 that is filed by the Company following stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, each as amended, and applicable stock exchange rules. Any Corporate Affiliate that becomes a Participating Corporation after such Effective Date shall have a subsequent Effective Date with respect to its employee-Participants as determined in accordance with Section V.C of the Plan.

H. Eligible Employee shall mean any person who is employed by a Participating Corporation and, unless otherwise mandated by local law, such person is employed on a basis under which he or she is regularly expected to render more than twenty (20) hours of service per week for more than five (5) months per calendar year for earnings that are considered wages under Code Section 3401(a); provided, however, that the Plan Administrator may, prior to the start of the applicable offering period, waive one or both of the twenty (20) hour and five (5) month service requirements.

I. Entry Date shall mean the date an Eligible Employee first commences participation in the offering period in effect under the Plan.

J. Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

K. Fair Market Value shall mean:

i. For so long as the Class A Stock is publicly traded, the Fair Market Value per share shall be determined as follows: (A) if the principal trading market for the Class A Stock is a national securities exchange, the closing sales price during regular trading hours on the relevant date or, if there were no trades on that date, the latest preceding date upon which a sale was reported, or (B) if the Class A Stock is not principally traded on any such exchange, the last reported sale price of a share of Class A Stock during regular trading hours on the relevant date, as reported by the OTC Bulletin Board.

ii. If the Class A Stock is not publicly traded or, if publicly traded, is not subject to reported transactions as set forth above, the Fair Market Value per share shall be determined by the Board through any reasonable valuation method authorized under the Code.

L. Participant shall mean any Eligible Employee of a Participating Corporation who is actively participating in the Plan.

M. Participating Corporation shall mean the Company and such Corporate Affiliate or Corporate Affiliates as may be authorized, in accordance with Section V.C of the Plan, to extend the benefits of the Plan to their Eligible Employees.

N. Person shall mean any natural person, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

O. Plan shall mean the 23andMe Holding Co. Employee Stock Purchase Plan, as set forth in this document.

P. Plan Administrator shall mean the Compensation Committee of the Board or such other committee of two (2) or more Board members appointed by the Board to administer the Plan.

Q. Purchase Date shall mean the last business day of each Purchase Interval.

R. Purchase Interval shall mean each successive six (6)-month period within the offering period at the end of which there shall be purchased shares of Class A Stock on behalf of each Participant; provided, however, that the Plan Administrator may, prior to the start of the applicable offering period, designate a different duration for the Purchase Intervals within that offering period.

S. Securities Act shall mean the Securities Act of 1933, as amended.

ANNEX M

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17; 82 Del. Laws, c. 45, § 15; 82 Del. Laws, c. 256, § 15;

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